UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2026
Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
(Exact name of Registrant as specified in its charter)
BANK BILBAO VIZCAYA ARGENTARIA, S.A.
(Translation of Registrant’s name into English)

Calle Azul 4,
28050 Madrid
Spain
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]	Form 40-F [ ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [ ]	No [X]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [ ]	No [X]

BBVA

Creating Opportunities

PRUDENTIAL RELEVANCE REPORT

Pillar 3/2023

BBVA

BBVA

PRUDENTIAL RELEVANCE REPORT

Pillar 3 | 2025

The amounts shown in this report are presented in millions of euros; therefore, certain items shown without a balance could have a balance if smaller units had been used. In order to present the amounts in million euros, the balances have been rounded;
therefore, the amounts shown in certain tables may not be the exact arithmetic sum of the preceding figures
The English language version of this report is a free translation from the original, which was prepared in Spanish. All possible care has been taken, to ensure that the translation is an accurate presentation of the original. However, in all matters of interpretation, views or opinion expressed in the original language version of the document in Spanish take precedence over the translation.

Pillar 3 | 2025

p.1

Pillar 3 | 2025	> Index

p.2

Pillar 3 | 2025	> Index

p.3

Pillar 3 | 2025	> Index of tables
Index of tables

Table 1. EU KM1 - Key metrics	19
Table 2. EU KM2 - Key metrics - MREL and, where applicable, G-SII requirement for own funds and eligible liabilities	20
Table 3. EU CC2 - Reconciliation of regulatory capital to balance sheet	35
Table 4. Reconciliation of the Public Balance Sheet from the accounting perimeter to the regulatory perimeter	36
Table 5. EU LI1 - Differences between the accounting and regulatory scopes of consolidation and the mapping of the financial statements categories with regulatory risk categories	37
Table 6. EU LI2 - Main sources of the differences between regulatory original exposure amounts and carrying values in financial statements	38
Table 7. Solvency metrics	40
Table 8. Capital distribution constraints	43
Table 9. EU CCyB2 - Amount of institution-specific countercyclical capital buffer	43
Table 10. EU OV1 - Overview of RWA	45
Table 11. EU CMS1- Comparison of modelled and standardised risk weighted exposure amounts at risk level	47
Table 12. Amount of capital (EU CC1)	50
Table 13. EU LR1 - Summary reconciliation of accounting assets and exposure corresponding to the Leverage Ratio	56
Table 14. EU LR3 - Split-up of on balance sheet exposures (excluding derivatives, SFTs and exempted exposures)	56
Table 15. EU TLAC1 - Composition - MREL and, where applicable, G-SII requirement for own funds and eligible liabilities	59
Table 16. Credit Risk and Counterparty Risk Exposure	82
Table 17. Breakdown of RWA density by geographical area and approach	85
Table 18. EU CR1 - Performing and non-performing exposures and related provisions	86
Table 19. EU CQ3 - Credit quality of performing and non-performing exposures by past due days	89
Table 20. EU CQ4 - Quality of non-performing exposures by geography	91
Table 21. EU CQ5 - Credit quality of loans and advances to non-financial corporations by industry	93
Table 22. EU CR1-A - Maturity of exposures	95
Table 23. EU CR2 - Changes in the balance of exposures to credit risk in default and impaired	95
Table 24. EU CQ1 - Credit quality of forborne exposures	95
Table 25. EU CQ7 - Collateral obtained by taking possession and execution processes	97
Table 26. EU CR3 - CRM techniques - overview	101
Table 27. EU CR4 - Standardised approach - credit risk exposure and credit risk mitigation effects	103
Table 28. EU CR5 - Standardised approach: exposure values after application of credit risk mitigation techniques	105
Table 29. RWA flow statements of credit risk exposures under the standardised approach	111
Table 30. EU CR10 (5) - Equity exposures	112
Table 31. EU CR6-A — Scope of the use of IRB and SA approaches	113
Table 32.1. EU CR6 - IRB approach - Credit risk exposures by exposure class and PD range	123
Table 32.2. EU CR6 - IRB approach - Credit risk exposures by exposure class and PD range (FIRB)	131
Table 33. EU CR7-A - IRB approach - Disclosure of the extent of the use of CRM techniques	136
Table 34.1. EU CR9 - IRB approach - Backtesting of PD per exposure class	141
Table 34.2. EU CR9 - IRB approach - Backtesting of PD per exposure class (FIRB)	149

p.4

Pillar 3 | 2025	> Index of tables

Table 35.1. EU CR9.1 - Backtesting of PD per exposure class	154
Table 35.2. EU CR9.1 - Backtesting of PD per exposure class (FIRB)	162
Table 36. EU CR8 - RWA flow statements of credit and counterparty risk exposures under the IRB approach	167
Table 37. EU CR10 (1-4) - IRB: specialised lending	168
Table 38. Positions subject to counterparty credit risk in terms of OE, EAD and RWA	175
Table 39. EU CCR1 - Analysis of CCR exposure by approach	176
Table 40. EU CCR3 - Standardised approach - CCR exposures by regulatory portfolio and risk	178
Table 41.2. EU CCR4 - IRB approach: CCR exposures by portfolio and PD scale (FIRB)	179
Table 42. EU CCR5 - Composition of collateral for exposure to Counterparty Credit Risk	181
Table 43. EU CCR6 - Credit derivatives exposures	182
Table 44. EU CCR8 - Exposures to CCPs	183
Table 45. RWEA flow statements of credit valuation adjustment risk	185
Table 46. EU CVA1 - Credit valuation adjustment risk under the Reduced Basic Approach (R-BA)	183
Table 47. EU SEC1 - Securitisation exposures in the banking book	191
Table 48. EU SEC2: Securitisation exposures in the trading portfolio	192
Table 49. EU SEC3 - Securitisation exposures in the banking book and associated regulatory capital requirements – bank acting as originator or as sponsor	195
Table 50. EU SEC5 - Exposures securitised by the institution - Exposures in default and specific credit risk adjustments	197
Table 51. Outstanding balance corresponding to the underlying assets of the Group's originated securitisations, in which risk transfer criteria are not fulfilled	197
Table 52. EU SEC4: Securitisation exposures in the banking book and associated capital requirements – bank acting as investor	199
Table 53. EU MR1 - Market risk under the standardised approach	203
Table 54. EU PV1 - Prudent Valuation Adjustments	210
Table 55. Trading Book. VaR without smoothing by risk factors	211
Table 56. EU MR2-A - Market risk under the IMA	212
Table 57. EU MR3 - IMA values for trading portfolios	212
Table 58. EU MR2-B - RWA flow statements of market risk exposures under the IMA	213
Table 59. Trading Book. Impact on earnings in Lehman scenario	214
Table 60. Trading Book. Stress resampling	215
Table 61. Average Maturities for NMDs	227
Table 62. Sensitivity to interest-rate and credit spread analysis	230
Table 63. EU IRRBB1 - Interest rate risk in the banking book	231
Table 64. Sensitivity to 1% change	233
Table 65. Breakdown of RWA, equity investments and capital instruments by applicable approach	235
Table 66. Variation in RWA for Equity Risk	235
Table 67. LtSCD by LMU	240
Table 68. LCR main LMU	241
Table 69. NSFR main LMU	241
Table 70. Inflows - Contractual maturities	241
Table 71. Outflows - Contractual maturities	242
Table 72. Maturity of wholesale issuances of Balance Euro by nature	245

p.5

Pillar 3 | 2025	> Index of tables

Table 73. EU LIQ1: Liquidity Coverage Ratio disclosure	246
Table 74. EU LIQ2 – Net Stable Funding Ratio (NSFR)	248
Table 75. Encumbered assets over total assets ratio	250
Table 76. Covered bonds	251
Table 77. Covered bonds and securitisations issued and retained	252
Table 78. EU AE1 - Encumbered and unencumbered Assets	252
Table 79. EU AE2 - Collateral received	253
Table 80. EU AE3 - Sources of encumbrance	254
Table 81. Business indicator (EU OR2)	261
Table 82. EU OR3 - Operational risk own funds requirements and risk exposure amounts	262
Table 83. EU OR1 - Operational risk losses	264
Table 84. EU CAE1 - Exposures to cryptoassets	266
Tabla 85. Short term annual indicators 2025	279
Table 86. Long term annual indicators 2025	280
Table 87. Annual financial and non-financial indicators - Level of achievement	285
Table 88. EU REM1 - Remuneration awarded for the financial year	292
Table 89. EU REM2 - Special payments to staff whose professional activities have a material impact on institutions’ risk profile (identified staff)	293
Table 90. EU REM3 - Deferred remuneration	294
Table 91. EU REM4 - Remuneration of €1 million or more	295
Table 92. EU REM5 - Information on remuneration of staff whose professional activities have a material impact on institutions’ risk profile (identified staff)	296
Table 93. Number of meetings held by the Board of Directors and by its Committees	307
Table 94. Annual variable remuneration 2025 - Short-term incentive annual indicators (BBVA Group)	320
Table 95. Long-term incentive for the identified group 2025 - Long-term indicators (BBVA Group)	321
Table 96. ESG3. Banking book - Climate change transition risk: Alignment metrics	328
Table 97. Calculation of the PACTA metric	329
Table 98. Climate change Risk Assessment 2025	340
Table 99. ESG1. Banking book- Climate Change transition risk: Credit quality of exposures by sector, emissions and residual maturity	346
Table 100. ESG4. Banking book - Climate change transition risk: Exposures to top 20 carbon-intensive firms	350
Table 101. ESG2. Banking book - Climate change transition risk: Loans collateralised by immovable property - Energy efficiency of the collateral	352
Table 102. ESG5. Banking book - Climate change physical risk: Exposures subject to physical risk	356
Table 103. Exposure sensitive to natural capital risk (Percentage 2025)	358
Table 104. Risk Level of economic activities (BBVA Group. 2025)	360
Table 105. Operational data analysed according to the Equator Principles criteria	370

p.6

Pillar 3 | 2025	> Index of charts

p.7

Pillar 3 | 2025	> 1. Introduction
1.Introduction

1.1.BBVA Group	8
1.2.Executive summary	15

p.8

Pillar 3 | 2025	> 1. Introduction
1.1.BBVA Group
BBVA is a global financial group with a customer-centric vision, characterized by its pioneering strategy in digitalization, innovation and sustainability. With a presence in more than 25 countries, it serves over 81.2 million active customers through a team of
127,174 employees. BBVA holds a leading position in Spain, is the largest financial institution in Mexico, and has leading franchises in South America and Turkey. In Europe, BBVA has a steadily growing presence, driven by its specialized offices serving business customers and its focus on digital banks, currently operating in Italy and Germany. In addition, BBVA provides specialized services to large corporations through its offices in the United States and Asia. This strong geographic diversification, together with high levels of customer acquisition through digital channels, positions us to strengthen our leadership and address the challenges of the future.
In addition, through its activities, BBVA contributes to the progress and well-being of all its stakeholders: shareholders, customers, employees, suppliers and society as a whole. In this regard, BBVA supports families, entrepreneurs and companies in their future plans, helping them seize the opportunities provided by innovation and sustainability. Likewise, BBVA offers its customers a differentiated value proposition, underpinned by technology and data, helping them improve their financial health through personalized information to support financial decision-making.
Key figures 2025

BBVA´s GLOBAL PRESENCE
DECEMBER 2025

Countries
>25

Employees
127,174

Branches
5,642

Active Customers (in millions)
81.2

FINANCIAL HIGHLIGHTS
DECEMBER 2025

Net attributable profit 2025
€10,511 M

CET1
12.70%

Total assets
€859,576 M

Loans and advances to customers (gross)
€472,697 M

Deposits from customers
€502,501 M

DIGITAL CAPABILITIES
DECEMBER 2025

CUSTOMERS

Mobile Customers
62.6 M

DIGITAL SALES

Units	PRV [1]
78.8%	57.3%

[1] Product Relative Value as a proxy of lifetime economic representation of units sold.

SUSTAINABLE BUSINESS CHANNELING
DECEMBER 2025

SUSTAINABLE BUSINESS CHANNELED
€134BN

p.9

Pillar 3 | 2025	> 1. Introduction
BBVA organizes its operations into several geographical areas (mainly Spain, Mexico, Turkey, and South America) and, key indicators such as net interest income, fees, cost-to-income ratio, and asset quality are detailed for each of them. In the "Financial
Information" section of this consolidated Management Report, a breakdown of BBVA Group's business areas by segments and key regions is presented.

p.10

Pillar 3 | 2025	> 1. Introduction

2025

Excellent results

Net attributable profit **€10,511 Mn**

Positive performance of recurring revenues, driven by activity

NII + Fees	Lending activity[1]
+14.1%	**+16.2%**
vs. 2024	vs. Dec-24

Note: Variations at constant exchange rates.

Shareholder value creation and outstanding profitability and efficiency metrics

TBV + Dividends **+12.8%** vs. Dec-24

ROTE	ROE	Efficiency ratio
19.3%	**18.4%**	**38.8%**

Sound asset quality metrics

Cost of Risk	NPL ratio	NPL coverage ratio
1.39%	**2.7%**	**85%**
2025	Dec-25	Dec-25

Solid capital position above the target

CET1 Ratio

12.70%

Minimum capital requirement
9.29%²
Target range
11.5 - 12.0%
Dec-25

Customer acquisition

New customers[3]

(BBVA Group, Million; % acquisition through digital channels)

Total Millions
7.2
8.7
11.3
11.1
11.4
11.5
66%
Digital
2020
2021
2022
2023
2024
2025

Record growth in customer acquisition driven by digital channels.

Sustainable business

Channeled in 2025

€134 Bn

+44%[4] vs 2024

Target 2025-2029

€700 Bn

(1) Non-doubtful investment in management excluding temporary asset acquisitions.
(2) Considering the latest official updates to the countercyclical capital buffer and the systemic risk buffer, applied on the basis of exposure as of December 31, 2025. Meanwhile, as of January 1,
2026, the minimum regulatory requirement for the Group would be reduced to 8.98%, in accordance with the outcome of the Supervisory Review and Evaluation Process (SREP) communicated by the European Central Bank (ECB).
(3) Gross acquisition of retail customers through own channels. The data excludes the US business sold to PNC.
(4) Growth compared to the same period last year, excluding the activity of BBVA Asset Management and the BBVA Microfinance Foundation.
(5) Objective 2029 includes the channeling of financial flows, on a cumulative basis, in relation to activities, customers, or products considered sustainable or that promote sustainability in accordance with internal standards inspired by existing regulations, market standards such as the Green Bond Principles, the Social Bond Principles and the Sustainability Linked Bond Principles
of the International Capital Markets Association, as well as the Green Loan Principles, Social Loan Principles, and Sustainability Linked Loan Principles of the Loan Market Association, and best market practices. The foregoing is understood without prejudice to the fact that such channeling, both initially and at a later date, may not be recorded on the balance sheet. Internal criteria based on both internal and external information, whether public, provided by customers or by a third party (mainly data providers and independent experts), are used to determine the amounts of sustainable business channeled. This Sustainable Business Channeling objective does not include the activities of BBVA Asset Management or the BBVA Microfinance Foundation.

p.11

Pillar 3 | 2025	> 1. Introduction
Purpose
BBVA's strategy revolves around a single Purpose: "Support your drive to go further". A renewed Purpose in which the customer is the clear protagonist. BBVA wants to be the bank that not only supports individuals and businesses during key moments, but also empowers them to achieve their goals and make their projects a reality.
Its meaning is expressed through three key ideas:
This is BBVA’s vocation.
Always being by its
customers’ side, especially
when they need it most. It
involves listening,
understanding, and adapting
to their needs, identifying
with them, sharing their
concerns, projects, and
dreams, with empathy and
constant support, to be a
true ally on their journey who
genuinely understands what
they need.
Embodies the spirit of
progress and innovation.
BBVA knows the path and
projects its customers toward
the future. It is an attitude
that is part of BBVA’s DNA,
always seeking to anticipate,
see today what will come
tomorrow, and look to the
future with optimism, sharing
the ambitions of customers
and helping them turn their
dreams into reality.
Represents the dreams,
hopes, and ambitions of
customers. BBVA recognizes
that behind every project,
every goal, and every step
forward, there is something
deeper: willpower. It is the
inner strength that drives
individuals and companies to
improve, pursue their
objectives, and believe in a
better future. It’s the
determination to keep moving
forward and the motivation
fueling them every day.

p.12

Pillar 3 | 2025	> 1. Introduction
This Purpose represents the future of BBVA to be built in this 2025–2029 strategic cycle. It inspires the way we work and the culture of the Group, and it aligns the entire organization to build trustful relationships and generate a positive impact on customers and society.
Values
The Group is grounded in strong Values, which form the foundation of its culture and serve as a guide for decision-making and the expected behavior across the entire organization. These Values have been instrumental to the success of BBVA’s strategy and will continue to be a key management lever in the new strategic cycle. The Values remain fully in force in this new stage as a hallmark of the BBVA team; however, behaviors take on renewed meaning in this context, including the nuances of radically incorporating the client’s perspective.

p.13

Pillar 3 | 2025	> 1. Introduction

p.14

Pillar 3 | 2025	> 1. Introduction
1 Considering the official update of the countercyclical capital buffer, calculated on the basis of exposure as of December 31, 2025.

p.15

Pillar 3 | 2025	> 1. Introduction
1.2.Executive summary
Articles  438 b), 447 CRR
The entry into force of Regulation (EU) 2024/1623 (commonly referred to as ‘CRR3’) on January 1, 2025 brought about substantial changes in the calculation of minimum capital requirements. The impact of these changes on the Group's CET1 ratio was not significant at that date.
The strength of the BBVA Group's earnings has contributed to achieving a consolidated CET1 ratio of 12.70% as of December 31,
2025, which allows it to maintain a large management buffer over the Group's CET1 requirement as of that date (9.29%1), which is also above the Group's target management range of 11.5 - 12.0% CET1.
The CET1 ratios path at the end of each quarter since December 31, 2024 is presented below:
The CET1 ratio decreased by -18 basis points, mainly explained by the impact of -105 basis points from the extraordinary share buyback program (SBB).
Among the recurring impacts, there has been a great generation of earnings in the year (+265 basis points) which, net of shareholder remuneration and payment of contingent convertible instrument coupons (CoCos), generated a positive contribution of +122 basis points.
Meanwhile, the growth in risk-weighted assets (RWA) derived from the organic growth of the business in constant terms, mainly as a result of the increase in the loan portfolio, and, to a lesser extent, debt securities, partially offset by a risk transfer initiatives drained the ratio by -152 basis points.
Finally, the other elements that make up CET1 had a positive contribution of +61 basis points; these include the calculation of minority interests and the positive impact in Other Comprehensive Income (OCI) equivalent to the net monetary position value loss in hyperinflationary economies, as well as the portfolio recorded in fair value through other comprehensive income
(corresponding to assets classified as Held to Collect and Sell) HTC&S. In addition, the negative effects of market evolution are also included, particularly the variation of the foreign exchange, mainly represented by the variation of Turkish lira and, to a lesser extent, the Mexican peso, partially offset by the depreciation of US dollar, throughout the year.
2 Considering the official update of the countercyclical capital buffer, calculated on the basis of exposure as of December 31, 2025.

p.16

Pillar 3 | 2025	> 1. Introduction
The evolution of CET1 ratio during the year 2025 is below:
As of December 31, 2025 there is no difference between fully loaded and phased in ratios given that the impact associated with the transitional provisions is zero.
Following the latest SREP (Supervisory Review and Evaluation Process) decision, the ECB has informed the Group that, effective on January 1, 2026, BBVA Group must maintain at consolidated level a total capital ratio of 13.13%2 and a CET1 capital ratio of
8.98%2, including a Pillar 2 requirement at consolidated level of 1.62% (a minimum of 0.96% must be satisfied with CET1), of which 0.12% is determined on the basis of the ECB's prudential provisioning expectations, and must be satisfied by CET1.
With respect to liquidity metrics, the BBVA Group maintains a solid liquidity position in every geographical area in which it operates, with ratios well above the minimum required:
–The BBVA Group's liquidity coverage ratio (LCR) remained comfortably above 100% throughout the year 2025, the average ratio stood at 140%. For the calculation of this ratio, it is assumed that there is no transfer of liquidity among subsidiaries; i.e. no type of excess liquidity levels in foreign subsidiaries is being considered in the calculation of the consolidated ratio. When considering these excess liquidity levels, the average BBVA Group's LCR would stand at 167%.
–The net stable funding ratio (NSFR), defined as the result between the amount of stable funding available and the amount of stable funding required, demands banks to maintain a stable funding profile in relation to the composition of their assets and off-balance sheet activities. This ratio should be at least 100% at all times. The BBVA Group's NSFR ratio, stood at 126% as of December 31, 2025.
As of December 31, 2025, the breakdown of the point-in-time ratios in the main Liquidity Management Units (“hereinafter, LMU”)
of the Group is shown below:

p.17

Pillar 3 | 2025	> 1. Introduction
As for the leverage ratio, as of December 31, 2025, the ratio stood at 6.15%, above the minimum required ratio of 3.00%.
The ratios as of December 31, 2024 and December 31, 2025 are shown below:
3 Including combined buffer requirement (CBR). 3.97% as of December 31, 2025.

p.18

Pillar 3 | 2025	> 1. Introduction
With respect to MREL, as of December 31, 2025, both the RWA and Leverage ratios (LR) were at 28.89% and 10.21%, respectively.
Both comfortably above their respective requirements (27.10%3 and 8.59%).
These data are shown below, separating the excess:
The following table shows the main regulatory metrics in accordance with Article 447 of the CRR:

p.19

Pillar 3 | 2025	> 1. Introduction

TABLE 1. EU KM1 - KEY METRICS (MILLION EUROS)

	12-31-2025	9-30-2025	6-30-2025	3-31-2025	12-31-2024
Available own funds (amounts)
Common Equity Tier 1 (CET1) capital	50,446	53,056	51,634	51,745	50,799
Tier 1 capital	55,934	58,541	57,123	57,452	56,822
Total capital	68,365	70,156	68,603	69,397	66,680
Risk-weighted exposure amounts
Total risk-weighted exposure amount	397,241	395,271	387,051	395,352	394,468
Total risk exposure pre-floor	397,241	395,271	387,051	395,352
Capital ratios (as a percentage of risk-weighted exposure amount)
Common Equity Tier 1 ratio (%)	12.70%	13.42%	13.34%	13.09%	12.88%
Common Equity Tier 1 ratio considering unfloored TREA (%)	12.70%	13.42%	13.34%	13.09%
Tier 1 ratio (%)	14.08%	14.81%	14.76%	14.53%	14.40%
Tier 1 ratio considering unfloored TREA (%)	14.08%	14.81%	14.76%	14.53%
Total capital ratio (%)	17.21%	17.75%	17.72%	17.55%	16.90%
Total capital ratio considering unfloored TREA (%)	17.21%	17.75%	17.72%	17.55%
Additional own funds requirements to address risks other than the risk of excessive leverage (as a percentage of risk-weighted exposure amount)
Additional own funds requirements to address risks other than the risk of excessive leverage (%)	1.68%	1.68%	1.68%	1.68%	1.68%
Of which: to be made up of CET1 capital (percentage points)	1.02%	1.02%	1.02%	1.02%	1.02%
Of which: to be made up of Tier 1 capital (percentage points)	1.31%	1.31%	1.31%	1.31%	1.31%
Total SREP own funds requirements (%)	9.68%	9.68%	9.68%	9.68%	9.68%
Combined buffer requirement (as a percentage of risk-weighted exposure amount)
Capital conservation buffer (%)	2.50%	2.50%	2.50%	2.50%	2.50%
Conservation buffer due to macro-prudential or systemic risk identified at the level of a Member State (%)	—	—	—	—	—
Institution specific countercyclical capital buffer (%)	0.25%	0.10%	0.10%	0.09%	0.11%
Systemic risk buffer (%)	0.01%	0.01%	0.01%	—	—
Global Systemically Important Institution buffer (%)	—	—	—	—	—
Other Systemically Important Institution buffer	1.00%	1.00%	1.00%	1.00%	1.00%
Combined buffer requirement (%)	3.76%	3.61%	3.61%	3.60%	3.61%
Overall capital requirements (%)	13.44%	13.29%	13.29%	13.28%	13.29%
CET1 available after meeting the total SREP own funds requirements (%)	6.78%	7.51%	7.45%	7.23%	7.10%
Leverage ratio
Total exposure measure	908,869	871,029	824,769	827,965	834,488
Leverage ratio (%)	6.15%	6.72%	6.93%	6.94%	6.81%
Additional own funds requirements to address the risk of excessive leverage (as a percentage of total exposure measure)
Additional own funds requirements to address the risk of excessive leverage (%)	—	—	—	—	—
Of which: to be made up of CET1 capital (percentage points)	—	—	—	—	—
Total SREP leverage ratio requirements (%)	3.00%	3.00%	3.00%	3.00%	3.00%
Leverage ratio buffer and overall leverage ratio requirement (as a percentage of total exposure measure)
Leverage ratio buffer requirement (%)	—	—	—	—	—
Overall leverage ratio requirements (%)	3.00%	3.00%	3.00%	3.00%	3.00%
Liquidity Coverage Ratio (1)
Total high-quality liquid assets (HQLA) (Weighted value)	112,732	107,751	104,579	105,596	106,927
Cash outflows - Total weighted value	117,302	112,494	108,573	106,972	105,027
Cash inflows - Total weighted value	36,887	35,311	33,844	32,849	31,821
Total net cash outflows (adjusted value)	80,415	77,183	74,729	74,123	73,206
Liquidity coverage ratio (%)	140.08%	139.50%	140.04%	142.61%	146.12%
Net Stable Funding Ratio
Total available stable funding	506,694	481,724	464,443	467,920	464,027
Total required stable funding	400,962	377,110	368,929	368,609	364,835
NSFR ratio (%)	126.37%	127.74%	125.89%	126.94%	127.19%
(1)  The EBA "mapping tool" links the LCR information to the regulatory models C72, C73, C74 and C76, which show end-of-quarter point-in-time values. However, article 447(f) of
Regulation 575/2013 (CRR) establishes that the information related to the LCR and its components should be disclosed as the average of the preceding 12 months’ values  and not as point-in-time as of the end of the quarter. In compliance with this Regulation, and under guidance of EBA Q&A 2024_7092, this information is not based on the "mapping tool" but on table
73 (EU LIQ1).

p.20

Pillar 3 | 2025	> 1. Introduction

TABLE 2. EU KM2 - KEY METRICS - MREL AND, WHERE APPLICABLE, G-SII REQUIREMENT FOR OWN FUNDS AND ELIGIBLE LIABILITIES (MILLION EUROS)

	12-31-2025	6-30-2025	12-31-2024
Own funds and eligible liabilities ratios and requirements
Own funds and eligible liabilities	59,277	63,288	63,887
Of which own funds and subordinated liabilities	50,616	53,440	52,926
Total risk exposure amount of the resolution group (TREA)	205,154	200,574	228,796
Own funds and eligible liabilities as a percentage of TREA	28.89%	31.55%	27.92%
Of which own funds and subordinated liabilities	24.67%	26.64%	23.13%
Total exposure measure of the resolution group	580,788	525,985	527,804
Own funds and eligible liabilities as a percentage of the total exposure measure	10.21%	12.03%	12.10%
Of which own funds and subordinated liabilities	8.72%	10.16%	10.03%
Minimum requirement for own funds and eligible liabilities (MREL)
MREL requirement expressed as percentage of the total risk exposure amount (1)	27.10%	26.79%	26.44%
Of which own funds and subordinated liabilities (1)	17.47%	17.16%	17.15%
MREL requirement expressed as percentage of the total exposure measure	8.59%	8.59%	8.48%
Of which own funds and subordinated liabilities	5.66%	5.66%	5.78%
(1) Including the combined buffer requirement (CBR), 3.97% as of December 31, 2025, 3.66% as of June, 30, 2025 and 3.65% as of December, 31, 2024.
The following sections detail matters relating to the Group's solvency. These are supplemented by information included in the
Group's Consolidated Financial Statements and Management Report as of year 2025, which also contain the Group's main activity and profitability indicators.

p.21

Pillar 3 | 2025	> 2. General aspects and information requirements
2.General aspects and information
requirements

p.22

Pillar 3 | 2025	> 2. General aspects and information requirements
2.1.Corporate name and scope of application
Article 436 a) CRR
Banco Bilbao Vizcaya Argentaria, S.A. (hereinafter “the Bank”, "BBVA" or “BBVA, S.A.”), registered with the Company Register of
Vizcaya, is a private-law entity subject to the laws and regulations governing banking entities operating in Spain. It carries out its activity through branches and agencies across the country and abroad.
The Bylaws and other public information are available for inspection at the Bank’s registered address (Plaza San Nicolás 4, Bilbao)
as noted on its web site (www.bbva.com).
Solvency regulations are applicable at a consolidated level for the whole Group.

p.23

Pillar 3 | 2025	> 2. General aspects and information requirements
2.2.Regulatory framework and developments
2.2.1. Applicable regulatory framework
As a Spanish credit institution, BBVA is subject to Directive 2013/36/EU of the European Parliament and of the Council dated June
26, 2013, on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms
("CRD IV”), mainly amended by Directive 2019/878/EU (“CRD V”) and Directive (EU) 2024/1619 (“CRD VI”), which applies effectively since January 2025.
The major regulation governing the solvency of credit institutions is (EU) Regulation No. 575/2013 of the European Parliament and
of the Council of June 26, 2013, on the prudential requirements for credit  institutions and investment firms amending (EU)
Regulation No 648/2012 ("CRR" and in conjunction with CRD IV and any implementing measures of CRD IV), which is complemented by several binding Regulatory Technical Standards that are directly applicable to all EU member states, without the need to implement national measures. This Regulation was mainly amended by Regulation 2019/876/EU (“CRR2”) and Regulation
2024/1623/EU (“CRR3” or “CRR III”).
The CRD IV Directive was transposed to Spanish national law by means of the Royal Decree-Law 14/2013, of November 29 (“RD-L
14/2013”), Law 10/2014 of June 26, Royal Decree 84/2015, of February 13 (“RD 84/2015”), Bank of Spain Circular 2/2014 of
January 31 and Circular 2/2016 of February 2 (“Bank of Spain Circular 2/2016”), which has been amended by Circular 3/2022 of
March, 30.
During 2021, Directive 2019/878 was transposed into the Spanish legal system through the publication of Royal Decree-Law
7/2021, of April 27 (amending Law 10/2014), Royal Decree 970/2021, of November 8 (which modifies RDL 84/2015) and Circular
5/2021, of September 22 (which modifies Circular 2/2016).
In the Macroprudential field, Royal Decree 102/2019 was published in March 2019, establishing the Macroprudential Authority of the Financial Stability Board, establishing its legal regime. The aforementioned Royal Decree also develops certain aspects related to the macroprudential tools contained in Royal Decree-Law 22/2018. Among them, it provides that the Bank of Spain may adopt measures such as the countercyclical buffer for a given sector, sectoral limits on the concentration of exposures or the establishment of limits and conditions on the granting of loans and other operations. These measures are developed in Bank of
Spain Circular 5/2021, of September 22.
In addition to the regulation on the prudential supervision of institutions, Directive 2014/59/EU ("BRRD") was approved in 2014, which establishes a framework for the restructuring and resolution of credit institutions, making it mandatory for institutions to have an adequate funding structure to absorb losses.
The aforementioned Directive was integrated into the Spanish legal system through its transposition by Law 11/2015, of June 18, and its main amendment was made by Directive 2019/879 ("BRRD2"), which was subsequently incorporated into Spanish law by
Royal Decree-Law 7/2021, of April 27.
Section 2.3 of this chapter includes the specific regulations governing the information requirements of the Prudential Relevance
Report (Pillar 3).

p.24

Pillar 3 | 2025	> 2. General aspects and information requirements
2.2.2. Regulatory developments in 2025
2025 has been a period of regulatory transition and consolidation, both in the European Union and globally. Europe has been focused on implementing previous regulations and on a new political cycle that is aiming for economic growth and competitiveness through regulatory simplification. This year has been key for the final implementation of the Basel III reforms, with the entry into force of CRR III and the revised GL/RTS by the European Banking Authority (hereinafter, EBA). In addition, digitization remains a priority with a strong focus on crypto-assets and Artificial Intelligence with proposals such as the Digital
Omnibus, which affects various regulations on data, cybersecurity, artificial intelligence and digital identity. In ESG regulation, the work on the Omnibus regulatory simplification package stands out. Additionally, 2025 was crucial for the operational launch of the new Anti-Money Laundering and Counter-Terrorist Financing Authority (hereinafter, AMLA) and for financial institutions to begin the transformation necessary to comply with the ambitious legal framework against money laundering.
Prudential framework
In the prudential sphere, the most notable development in 2025 was the implementation of the global framework of post-crisis
Basel III reforms in Europe. With regard to this implementation, most of the provisions of the banking package, entered into force on January 1, 2025, containing the reform of the Capital Requirements Regulation (CRR III) and the Capital Requirements Directive
(CRD VI), published on June 9, 2024. However, the provisions relating to the new market risk framework (FRTB) have been postponed until January 2027. As for CRD VI, European Union (hereinafter EU) member states have 18 months to transpose the
Directive into their national legislation (expiring in January 2026) and, once this transposition is complete, CRD VI will enter into force the following day.
Of the 140 mandates granted to the EBA by CRR III and CRD VI, progress has been made in various technical developments during
2025: final versions of both guidelines and Regulatory Technical Standards (RTS) and Implementing Technical Standards (ITS)
have been published. Some of the most relevant ones include those relating to credit risk (e.g., the RTS on credit conversion factors for off-balance sheet exposures or the Guidelines on exposures to real estate purchases, construction, and development
(ADC)), operational risk (RTS on loss taxonomy and RTS on business indicator components), as well as on ESG management and crypto-assets (RTS on the transitional prudential treatment introduced in CRR III for these exposures). For its part, the EBA Guide on ESG scenario analysis, initially scheduled for January 2026, has been published as final, delaying its application until January
2027. Lastly, the EBA also published various consultations (Guidelines on the definition of default, Guidelines on internal governance, RTS on material changes to internal models, etc.), for which the final text is expected in 2026.
With regard to Level 1 legislative proposals, the reform of the securitization framework was presented by the European
Commission (hereinafter EC) in June 2025 and is currently under negotiation, while the legislative proposal on the permanent capital treatment of exposures to crypto-assets, scheduled for the first half of 2025, has not yet been published.
At an international level, the implementation of the disclosure and prudential treatment framework for exposures related to crypto-assets is still pending. It will come into force in January 2026 following its publication by the Base Committee on Banking
Supervision (hereinafter BCBS) in July 2024. In addition, in April 2025, the BCBS published guidelines with revised principles for credit risk management.
Meanwhile, in 2025, in the EU, more work related to prudential arena is expected, in this case by the European Central Bank
(hereinafter ECB): updating the Internal Models Guide to include adjustments on market risk, credit risk, and counterparty risk, as well as a new section on machine learning; and the revision of the Guide to Options and Discretion, which details how it will exercise the supervisory powers granted to it by CRR III on certain issues.
Finally, in Spain, work continues to complete the transposition of CRD VI (the deadline is January 2026, as indicated above).

p.25

Pillar 3 | 2025	> 2. General aspects and information requirements
ESG
In the area of ESG (Environmental, Social and Governance), and at a global level, the publication in June 2025 by the BCBS of the final version of its framework for the disclosure of climate-related financial risks stands out.
In February 2025, the Commission announced the Omnibus regulatory simplification package on Environmental, Social, and
Governance (ESG) issues, which includes the Corporate Sustainability Reporting Directive (CSRD), the Corporate Sustainability
Due Diligence Directive (CSDDD), the Taxonomy Regulation, and the Carbon Border Adjustment Mechanism Regulation (CBAM).
The main changes proposed are a reduction in the number of companies affected, a postponement of reporting deadlines and entry into force, and a reduction in the data reporting.
The postponement of maturities or “Stop the Clock” was approved in April and published in the Official Journal of the European
Union (OJEU) and the Simplification Directive, which affects the content of the CSRD and the CSDDD, was finally approved on
December 16 in Parliament.
Companies that exceed 1,000 employees and €450 million in net turnover for two consecutive financial years will be required to provide sustainability information under the CSRD, starting January 1, 2027. For the CSDDD, companies that exceed 5,000 employees and €1.5 billion in net turnover for two consecutive financial years will be subject to this requirement. Member States will have until July 2028 to transpose the CSDD, and, in general, the obligations will enter into force for all companies from July 26,
2029.
Regarding the content of the CSRD, it is maintained that the verification of information has a limited scope, the information that companies subject to the CSRD can require from companies in their value chain is limited, and civil liability at the European level and climate transition plans are eliminated, among other issues.
With regard to taxonomy, a materiality threshold for disclosure is introduced, and adjusting the green asset ratio (GAR) to exclude from the denominator those companies that are not subject to the CSRD. The Delegated Act was published in January 2026. This
Delegated Act includes the possibility of suspending the GAR report, subject to the publication of a statement in the sustainability report.
The Carbon Border Adjustment Mechanism Regulation seeks to exempt smaller companies from the obligations of the Regulation by establishing a broader de minimis exemption. The amendment was published in the OJEU in October.
As part of this simplification process, EFRAG submitted its technical report on December 3 with its proposal for simplifying reporting standards.
In November 2025, the European Commission presented the review of the Regulation on sustainability-related disclosures in the financial services sector (SFDR), with the aim of simplifying the current framework and harmonizing sustainability disclosure requirements in the financial sector.
In relation to the prudential framework, the EBA published its guidelines for ESG risk management in January, in response to the mandate of Article 87a of the CRD. The guidelines set out requirements for internal processes and ESG risk management to ensure the resilience of institutions' business models and risk profiles in the short, medium, and long term. The guidelines will come into force in January 2026.
From the disclosure framework perspective, the EBA consulted the amendment to the ESG reporting requirements in Pillar 3, aims to simplify sustainability reporting by deprioritising the publication of certain ESG templates. The deprioritisation was endorsed in
August with the publication of a non-action letter, which will cease to be valid when the final version of the ESG disclosure requirements comes into force.

p.26

Pillar 3 | 2025	> 2. General aspects and information requirements
Finally, Spain established the Sustainable Finance Council, strengthening the public-private commitment to decarbonizing the economy. In March, the Royal Decree creating the carbon footprint, compensation, and carbon dioxide absorption projects registry was published, thus continuing the Registry that has been in operation since 2014, expanding its scope to accommodate new types of absorption projects, introducing additional clarifications to improve its operation, introducing improvements in processing, and strengthening coordination with equivalent regional registries.
Macroprudential framework
At the European level, in December 2024 the ECB published a new methodology for systemic risk buffers for domestic systemic institutions (DSIBs) that incorporates the perspective of the Banking Union. The methodology will be fully implemented as of
January 1, 2028.
In Spain, in October, the Bank of Spain approved an increase in the countercyclical capital buffer (CCA) requirement from 0.5% to
1%, which will be required of institutions for their exposures located in Spain as of October 1, 2026.
Crisis management framework
At the global level, the Financial Stability Board (FSB) continued to support bank resolution authorities on issues related to the operationalization and implementation of bail-in and other tools, as well as the exchange of knowledge and practices related to public liquidity mechanisms. In November, the FSB published guidelines for the application of the key elements of the framework in the insurance sector.
In Europe, the Single Resolution Board (SRB) updated its operational guidelines on: i) operational continuity in resolution (OCIR),
ii) orderly liquidation of the trading book (SWD), iii) self-assessment of resolvability, and iv) assessment of resolvability. It also announced that no additional contributions to the Single Resolution Fund were necessary (as it had reached its target level). It also launched consultations on: i) the valuation of banks in resolution, and ii) its approach to transferability and separability. Meanwhile, the EBA published an ITS on resolution planning, a manual on simulation exercises for resolution authorities, a consultation to simplify resolution plans and the functioning of resolution colleges, and an ITS on the framework for reporting MREL decisions by resolution authorities.
Finally, the European Council and the European Parliament reached a political agreement on the main points of the crisis management and deposit insurance framework (CMDI) reform package. The package is expected to be finally published and approved in 2026.
Digital transformation
Digitalization has continued to be one of the priorities of various authorities globally, with significant advances in areas such as crypto-assets, data and artificial intelligence.
The regulation of crypto-assets is becoming increasingly important, and 2025 has been marked by the full implementation of the
MiCA (Markets in Crypto-Assets) Regulation in Europe.
At the international level, in October 2025, the FSB published a report assessing progress in implementing its 2023 recommendations for regulating crypto-asset activities and global stablecoins. The FSB has concluded that the implementation of its recommendations is incomplete, uneven, and inconsistent across jurisdictions, increasing the risk of regulatory arbitrage and complicating the oversight of the global cryptoasset market. On the other hand, the G20 initiative to improve cross-border payments continues to move forward.
In the EU, the digital strategy remains a priority for 2025, and in the area of simplification, the Commission published in November an omnibus package of digital regulations focused on five key pillars: data rules, rules on cookies and other elements of the
ePrivacy Directive, cybersecurity incident notification systems, the practical application of the AI Regulation, and the Digital

p.27

Pillar 3 | 2025	> 2. General aspects and information requirements
Identity framework. Of particular note in the data field is the proposed amendment to the GDPR, a regulation that, due to its complexity, the Commission had previously avoided changing. Furthermore, the Commission also announced and published in
November a consultation to conduct an in-depth review of regulations (digital fitness check) to assess the interaction between different rules, their cumulative impact on businesses, and how effectively they support EU competitiveness, values, and fundamental rights.
Among the regulations currently being implemented, the Artificial Intelligence Regulation, approved in 2024, stands out. It has begun to be implemented in stages, while the European Commission has published various guides to help companies apply the regulation. In February 2025, the first obligations of the regulation, on literacy and prohibited practices, came into force, and the
EC published guidelines on this subject and on the definition of AI systems under the regulation. In August 2025, the obligations of general-purpose AI model providers came into force, and the Commission previously published the corresponding guidelines and a code of good practice for these providers.
The efforts of EU Member States are focusing on adapting national legal frameworks to European regulations and designating or creating competent authorities for supervision. In Spain, the government presented in March the Draft Bill for the Proper Use and
Governance of AI, which designates the Spanish Artificial Intelligence Supervisory Agency (AESIA) as the main market surveillance authority for most AI systems. Other sectoral authorities assume oversight in their specific areas of competence, such as the Bank of Spain and the National Securities Market Commission (CNMV), in the area of competence that each holds in relation to the financial supervision of financial institutions, for systems in the field of solvency assessment or credit rating, respectively.
Additionally, as part of the simplification package discussed above, the Commission has proposed a series of amendments to the
AI Regulation to reduce the compliance burden and delay the entry into force of the requirements on high-risk AI systems until 2
December 2027 at the latest.
With regard to digital identity, the eIDAS Regulation, which requires Member States to offer digital identity wallets (EUDIW)) by
December 2026, has seen substantial progress with the completion by the EC of multiple implementing acts introducing the technical specifications necessary for the launch of the wallets.
In the field of digital assets, the EBA published the final technical standards (RTS) for the capital treatment of exposures to crypto-
assets under the EU transitional framework and its adoption by the European Commission is still pending.
Finally, in December, the Council and the EU Parliament reached a political agreement on the revision of PSD2, which includes new rules for combating fraud, reimbursing victims of payment provider impersonation scams, and combating fraud and compensating for losses by digital platforms and communications providers. This agreement will be formally ratified by lawmakers in the first half of 2026 and will enter into force at the end of 2027 or the beginning of 2028.
Other regulatory developments
In 2025, progress has been made in implementing the amendment of several directives and regulations approved in the last two years (e.g., MiFIR/MiFID, EMIR, Index Regulation). Of particular note are the application of the new active account requirement, the latest amendment to EMIR, and the changes to transparency requirements in the MiFIR amendment.
European regulators also have published several consultations with the aim of improving the integration and development of
European capital markets (the EC consultation on the integration of European capital markets), encouraging retail investment in capital markets (ESMA's Retail Investor Journey), and simplifying operational burdens (ESMA's call for evidence on simplifying financial transaction disclosure).
For its part, the year 2025 marks the operational launch of the Anti-Money Laundering and Counter-Terrorist Financing Authority
(hereinafter, AMLA). The creation of this new authority is part of a broader regulatory package, known as the AML (Anti-Money
Laundering) package, which was published in 2024 and includes the creation of AMLA, the publication of the new European AML
Regulation, and the 6th AML Directive.

p.28

Pillar 3 | 2025	> 2. General aspects and information requirements
2.2.3. Regulatory framework update - Entry into force of CRR3
Regulation (EU) 2024/1623 (CRR3), together with the associated Directive (CRD VI), consolidates the implementation in the
European Union of the final Basel III standards and establishes a new prudential framework applicable to credit institutions. The
Regulation applies generally from 1 January 2025 and includes a set of transitional provisions aimed at facilitating a gradual transition to the new requirements. In this context, the objective of the new framework is to strengthen the resilience of the financial system, enhance comparability across institutions and limit unwarranted variability in capital requirements, in particular that arising from the use of internal models.
CRR3 introduces relevant changes to the prudential treatment of the main risk categories. In the area of credit risk, the
Standardised Approach is extensively revised, increasing the granularity of risk weights and updating the treatment of various exposure classes, including exposures to institutions and corporates, specialised lending transactions, exposures secured by immovable property and equity exposures. In parallel, the Internal Ratings-Based (IRB) framework is adjusted to align with the final Basel standards, limiting the use of the Advanced IRB approach for certain portfolios and introducing minimum input floors for key parameters such as probability of default (PD), loss given default (LGD) and credit conversion factors (CCF).
With regard to operational risk, CRR3 replaces the multiple-approach framework under CRR2 with a single, non-model-based
Standardised Approach. The new methodology is built around the Business Indicator (BI), which reflects the size and business profile of the institution, and the Business Indicator Component (BIC), which determines the base capital requirement.
In the area of Credit Valuation Adjustment (CVA) risk, CRR3 introduces a new calculation framework aligned with the final Basel standards. The revised framework includes a more risk-sensitive Standardised Approach (SA-CVA), a Basic Approach with lower complexity and a Simplified Approach for institutions with limited derivatives activity. While certain exemptions are retained, supervisory reporting requirements are strengthened, increasing transparency regarding valuation adjustment risk arising from derivatives transactions.
CRR3 also introduces the output floor as a cross-cutting mechanism designed to limit the aggregate benefit derived from the use of internal models in the calculation of risk-weighted assets (RWA). Under this mechanism, RWA calculated using internal models may not fall below 72.5% of the RWA calculated under the corresponding Standardised Approaches, with a gradual phase-in from
2025 until reaching its final level in 2030.
In addition, CRR3 incorporates specific regulatory provisions relating to exposure to crypto-assets, recognizing the growing impact of these assets on the financial sector and the associated risks. These new developments establish specific prudential requirements for exposures linked to crypto-assets, subject to high risk weights and enhanced supervisory criteria to mitigate volatility, liquidity, and valuation risks. The new framework thus promotes more rigorous and transparent management of these emerging risks, aligning with international initiatives to ensure financial stability in a rapidly evolving technological environment.
With respect to market risk, although CRR3 incorporates the Fundamental Review of the Trading Book (FRTB) framework, its application for capital requirement purposes has been deferred in the European Union until 1 January 2027. During the 2025 and
2026 financial years, institutions will continue to calculate market risk capital requirements in accordance with the CRR2 framework, with FRTB applying primarily for reporting purposes.
In other matters, CRR3 includes a set of transitional provisions designed to ensure an orderly transition to the new prudential framework and to mitigate potential cliff effects on capital requirements.
Together with the prudential changes, CRR3 significantly strengthens the disclosure framework (Pillar 3), expanding and updating transparency requirements relating to own funds, risk-weighted assets, the use of internal models and the impact of the output floor. New disclosure requirements are also introduced for specific risk types, in particular credit risk, operational risk and CVA risk, and alignment between public disclosures and supervisory reporting under the European Banking Authority (EBA) technical standards is further enhanced.

p.29

Pillar 3 | 2025	> 2. General aspects and information requirements
Overall, CRR3 represents a significant reform of the European prudential and transparency framework, with relevant impacts on risk measurement and management processes and on the calculation of capital requirements, as well as on the content and scope of the information disclosed in the Group’s Pillar 3 Report, which will progressively reflect the effects of the application of the new regulatory framework.
In this context, the entry into force of CRR3 did not have a significant impact on the BBVA Group’s capital ratio, with its main effects relating to changes in the calculation approaches applied to the different risk types and to the enhancement and adaptation of the information disclosed to the market under the Pillar 3 framework.

p.30

Pillar 3 | 2025	> 2. General aspects and information requirements
2.3.Contents of the 2025 Prudential Relevance Report
Article 431 (3) CRR
Article 13 of the CRR establishes that the parent entities of the European Union are subject, based on their consolidated situation, to the disclosure requirements set by Part Eight of CRR.
The Prudential Relevance Report (Pillar 3) of the BBVA Group, reflects the prudential information at the consolidated level, corresponding to the year ended December 31, 2025.The Pillar 3 has been prepared in accordance with the precepts contained in
Part Eight of the CRR, complying with the guidelines published by EBA as well as the applicable technical implementation standards.
In addition, the main EBA guidelines that apply as of December 31, 2025 are highlighted below:
–Guidelines on materiality, proprietary information, and confidentiality, and on the frequency of disclosure of information according to Article 432, sections 1 and 2, and Article 433 of Regulation (EU) No. 575/2013 (EBA/GL/2014/14). These
guidelines detail the process and the criteria to be followed regarding the principles of materiality, proprietary information, confidentiality and the right to omit information, and provide guidance for entities to assess the need to publish information more frequently than the annual one. These guidelines were adopted by the Bank of Spain Executive
Commission in February 2015.
–Implementing Technical Standards published in June 2020 concerning reporting and disclosure of public information
(EBA/ITS/2024/05, hereinafter “CRR3 EBA ITS”).
In these technical standards, the EBA, following the mandate of the European Commission in article 434a of the CRR3, implements the changes introduced by aforementioned regulation, integrating in a single document most of the disclosure requirements to the market that were disseminated in various guidelines published to date.
Additionally, these regulations also align with the aim of unifying, as far as possible, public information with the information reported to the Supervisor through integration in regulatory reporting.
Likewise, together with the aforementioned ITS, the EBA publishes for informative purposes a document called mapping tool that interrelates the quantitative information of most of the standard templates required in Pillar 3 with the regulatory reporting, which has been taken into account in the preparation of this report. The implementation of these standards may produce variations in the content and the way in which the information is presented with respect to previous periods.
–Guidelines on the specification and disclosure of systemic importance indicators (EBA/GL/2020/14), adopted by the
Bank of Spain Executive Commission. These guidelines have been amended and subsequently adopted by Bank of Spain in 2022 by EBA/GL/2022/12 Guidelines.
–Guidelines on sound remuneration policies under Directive 2013/36/EU (EBA/GL/2021/04). These guidelines were adopted by the Bank of Spain Executive Commission in December 2021. In addition, as regards remuneration, the
Guidelines on the benchmarking exercises on remuneration practices, the gender pay gap and approved higher ratios under Directive 2013/36/EU (EBA/GL/2022/06), adopted as its own by the Bank of Spain on December 21, 2022, also apply.
–Implementing Technical Standards (ITS) on disclosure and reporting on the G-SII requirement for own funds and eligible liabilities (TLAC) and the minimum requirements for own funds and eligible liabilities (MREL) (EBA/ITS/2020/06), modified by EBA/Rep/2023/41.
In addition, the BBVA Group's Pillar 3 for the year ended December 31, 2025 has been prepared by applying the standards for the preparation of the BBVA Group's financial information and, in compliance with the "General Policy for disclosure of economic-
financial, non-financial and corporate information" approved by the governance bodies of Banco Bilbao Vizcaya Argentaria, S.A.

p.31

Pillar 3 | 2025	> 2. General aspects and information requirements
Likewise, it should be noted that the data disclosed in the Pillar 3, have been prepared in accordance with the internal processes and controls described in the "Standard for the preparation of periodic public information of Banco Bilbao Vizcaya Argentaria, S.A.
and BBVA Group” and the “Procedure for the preparation of the Prudential Relevance Report - Pillar 3”. The aforementioned internal regulations guarantee that the information disclosed in the Pillar 3 is subject to the internal control framework defined by the Group, as well as to an adequate level of internal review.
The Pillar 3 was approved by the Board of Directors at its meeting held on February 25, 2026, after analysis by the Audit
Committee at its meeting held on February 23, 2026.
Throughout this report, and, in order to provide greater clarity in compliance with the regulatory requirements, the applicable regulatory references are included in the heading of each corresponding section. The abovementioned references refer to the articles of Part Eight of the CRR, followed, where applicable, by the tables required by EBA/ITS/2020/04, unless expressly indicated in the case of another regulatory publication.
In addition, Annex XIII.a of this report contains the correspondence of the articles of Part Eight of the CRR on disclosure of information that are applicable at the date of the report with the different sections of the document where the required information is found. Likewise, Annex XIII.b contains the correspondence of the articles of Annex I, section 21 of the Commission Implementing
Regulation (EU) 2024/3172 on ESG risk disclosure with the different sections of this report.
The aforementioned annex, together with the other annexes and the tables included in this report, are in an editable format in order to facilitate their treatment, following the recommendations of the EBA Guidelines. This document is called "Pillar 3 2025 -
Tables & Annexes" and available in the Shareholders and Investors / Financial Information section of the Group's website.

p.32

Pillar 3 | 2025	> 2. General aspects and information requirements
2.4.Consolidation perimeters
2.4.1. Differences between the consolidated group for the purposes of solvency regulations and accounting criteria
Article 436 b) CRR
The BBVA Group’s Consolidated Financial Statements are presented in compliance with IFRS-IASB (International Financial
Reporting Standards as issued by the International Accounting Standards Board (hereinafter “IASB”)), as well as in accordance with the International Financial Reporting Standards endorsed by the European Union (hereinafter, “EU-IFRS”) applicable as of
December 31, 2025, considering the Bank of Spain Circular 4/2017, as well as its successive amendments, and any other legislation governing financial reporting which was, as of the date of preparation of such consolidated financial statements, applicable, and with the format and mark-up requirements established in the EU Delegated Regulation 2019/815 of the European
Commission.
On the basis of accounting criteria, companies are considered to form part of a consolidated group when the parent entity holds or can hold, directly or indirectly, control of them. An institution is understood to control a subsidiary when it is exposed, or is entitled to, variable returns as a result of its involvement in the subsidiary and has the capacity to influence those returns through the power it exercises over the subsidiary. For control to exist, the following aspects must be fulfilled:
a.Power: An investor has power over a subsidiary when it has current rights that provide it with the capacity to direct its relevant activities, i.e. those that significantly affect the returns of the subsidiary.
b.Returns: An investor is exposed, or is entitled to variable returns, as a result of its involvement in the subsidiary when the returns obtained by the investor for such involvement may vary based on the economic performance of the subsidiary.
Investor returns can be positive only, negative only, or positive and negative at the same time.
c.Relationship between power and returns: An investor has control over a subsidiary when it not only has power over the subsidiary and is exposed, or is entitled to, variable returns for its involvement in the subsidiary, but it also has the capacity to use its power to influence the returns it obtains due to its involvement in the subsidiary.
Therefore, in drawing up the Consolidated Financial Statements of BBVA Group, all dependent companies and consolidating structured entities have been consolidated by applying the full consolidation method.
Associated companies, as well as joint ventures (those over which joint control arrangements are in place), are valued using the equity method.
The list of all the companies forming part of the Group is included in the appendices to the Consolidated Financial Statements of
BBVA Group.
For the purposes of solvency regulations, the following subsidiaries form part of the consolidated group, as defined in Article 18 of the CRR:
–Credit institutions
–Investment firms
–Financial Institutions
A financial institution is a company, separate from other institutions (credit institution or investment firm), whose main activity may consist of acquiring holdings or performing one or more of the following activities:

p.33

Pillar 3 | 2025	> 2. General aspects and information requirements
–Loans, including in particular consumer finance, credit agreements relating to immovable property, recourse and non-
recourse factoring, and financing of commercial transactions (including forfaiting)
–Financial leasing
–Payment services
–Issuing and managing other payment channels (e.g. traveler's checks and bank checks)
–Granting of guarantees and commitments
–Trading on their own account or on behalf of customers on any of the following instruments:
–Money market instruments (checks, bills, certificates of deposit etc.)
–Foreign currency
–Financial futures and options
–Foreign-exchange or interest-rate instruments
–Marketable securities
–Participating in the issuance of securities and the provision of corresponding services
–Advising companies with regard to capital structure, industrial strategy and related matters, as well as advice and services for mergers and acquisitions of companies
–Brokerage in the interbank markets
–Managing or advising on equity management
–Custody and administration of marketable securities
–Issuance of electronic money
This definition includes financial holding companies, mixed financial holding companies, payment institutions and asset management firms, but excludes pure industrial holding companies, insurance companies, insurance holding companies and mixed insurance holding companies.
–Auxiliary services companies: A company whose main activity is holding or management of property, management of computing services or any other similar activity of an auxiliary nature with regard to the main activity of one or more institutions (credit institution or investment firm).
Therefore, for the purposes of calculating solvency requirements, and hence the drawing up of this Prudential Relevance Report, the scope of consolidating entities is different from the scope defined for the purposes of drawing up the Consolidated Financial
Statements of BBVA Group.
The effect of the difference between the two regulations is mainly due to:
–Withdrawals from the balance made by entities (largely insurance companies regulated by the Solvency II regulatory framework) that are consolidated in the Consolidated Financial Statements of BBVA Group by the full consolidation method and consolidated for the purposes of solvency by applying the equity method.
–Entries to the balance contributed mainly by financial entities, consolidated by applying the equity method at the accounting level, but for the purposes of solvency, are proportionally integrated.
–The list of entities that use different consolidation methods in their public and regulatory balance sheets is included in the table EU LI3 in Annex I.

p.34

Pillar 3 | 2025	> 2. General aspects and information requirements
2.4.1.1.Significant transactions in the Group in 2025
During the year 2025 no significant or relevant corporate operations have been completed.
2.4.1.2.Reconciliation of the Public Balance Sheet from the accounting perimeter to the regulatory perimeter
Articles 436 b), c), d), 437 a) CRR
EU LIA
The following table includes an exercise in transparency to show the reconciliation process between the book balances reported in the public balance sheet (attached to the Consolidated Financial Statements of BBVA Group) and the book balances this report uses (regulatory perimeter), revealing the main differences between both perimeters.

p.35

Pillar 3 | 2025	> 2. General aspects and information requirements

TABLE 3. EU CC2 - RECONCILIATION OF REGULATORY CAPITAL TO BALANCE SHEET (MILLION EUROS. 12-31-2025)

Public Balance Sheet Headings	Public Balance Sheet	Regulatory balance sheet	Reference to template EU CC1
Cash, cash balances at central banks and other demand deposits	58,837	58,961
Financial assets held for trading	123,185	121,853
Non-trading financial assets mandatorily at fair value through profit or loss	11,272	2,149
Financial assets designated at fair value through profit or loss	1,006	—
Financial assets at fair value through accumulated other comprehensive income	58,809	36,846
Financial assets at amortised cost	568,893	568,604
Derivatives - Hedge accounting	570	506
Fair value changes of the hedged items in portfolio hedges of interest rate risk	(87)	(87)
Joint ventures and associates	994	3,898
Insurance and reinsurance assets	198	—
Tangible assets	9,482	9,471
Intangible assets	2,856	2,818	g)
Tax assets	17,867	17,235
Of which: deferred tax assets	13,869	13,257	h)
Other assets	4,985	4,824
Non-current assets and disposal groups classified as held for sale	709	675
Total Assets	859,576	827,753
Financial liabilities held for trading	91,917	93,010
Financial liabilities designated at fair value through profit or loss	18,417	5,997
Financial liabilities at amortised cost	658,599	652,701	o) q)
Derivatives - Hedge accounting	1,933	1,766
Fair value changes of the hedged items in portfolio hedges of interest rate risk	—	—
Liabilities under insurance and reinsurance contracts	12,760	—
Provisions	4,422	4,098
Tax liabilities	4,020	3,081
Of which: deferred tax liabilities	2,540	1,631
Other liabilities	5,709	5,533
Non-current assets and disposal groups classified as held for sale	—	—
Total Liabilities	797,778	766,186
Capital	2,797	2,797	a)
Share premium	18,469	18,469	a)
Equity instruments issued other than capital	—	—
Other equity	40	40	c)
Retained earnings	46,346	45,117	b)
Revaluation reserves	—	—
Other reserves	203	1,143	c)
Less: treasury shares	(299)	(299)	l)
Profit or loss attributable to owners of the parent	10,511	10,499	e)
Less: interim dividend	(1,840)	(1,840)	e)
Accumulated other comprehensive income (loss)	(18,871)	(18,642)	c)
Minority interests	4,441	4,282
Total Equity	61,798	61,567
Total Equity and total Liabilities	859,576	827,753

p.36

Pillar 3 | 2025	> 2. General aspects and information requirements
The main differences between the public balance sheet and the regulatory balance sheet are due to withdrawals from the balance generated by insurance, real estate and financial entities that are consolidated through the application of the equity method for the amount of €-32,974 million; and balance entries generated by entities that are consolidated using the proportional integration method for an amount of €+1,151 million.
The process of reconciliation between accounting equity and regulatory own funds is shown below. Based on the shareholders’
equity reported in the Consolidated Financial Statements of BBVA Group and applying the deductions and adjustments shown in the table below, reaching to the regulatory capital figure eligible for solvency purposes:

TABLE 4. RECONCILIATION OF ACCOUNTING EQUITY AND THE REGULATORY CAPITAL (MILLION EUROS)

Eligible capital own funds	12-31-2025	12-31-2024
Capital	2,797	2,824
Share premium	18,469	19,184
Retained earnings, revaluation reserves and other reserves	46,550	42,507
Other equity	40	40
(-) Treasury shares	(299)	(66)
Attributable results to the parent company	10,511	10,054
Interim dividend	(1,840)	(1,668)
Total equity	76,228	72,875
Accumulated other comprehensive income (Loss)	(18,871)	(17,220)
Non-controlling interest	4,441	4,359
Shareholders' equity	61,798	60,014
Goodwill and other intangible assets	(1,691)	(1,553)
Equity not eligible at solvency level	(231)	(185)
Other adjustments and deductions (1)	(9,430)	(7,476)
Adjustments, deductions and prudential filters on Equity	(11,352)	(9,215)
Common Equity Tier 1 (CET1)	50,446	50,799
Additional Tier 1 (AT1)	5,488	6,023
Tier 2 (T2)	12,431	9,858
Total Capital (CET1 + AT1 + T2)	68,365	66,680
Total Minimum capital required (2)	53,403	52,427
(1) Other adjustments and deductions include, among others, the adjustment related to the amount of minority interest not eligible as capital, the amount of the treasury shares repurchase up to the maximum limit authorised by the ECB to BBVA Group (including the tranches not initiated of the extraordinary share buyback) and the amount of foreseeable dividend not yet distributed.

(2) Calculated over minimum total capital applicable for each period.
The following table also shows the risk to which each of the items on the regulatory balance sheet is exposed:

p.37

Pillar 3 | 2025	> 2. General aspects and information requirements

TABLE 5. EU LI1 - DIFFERENCES BETWEEN THE ACCOUNTING AND REGULATORY SCOPES OF CONSOLIDATION AND THE MAPPING OF THE FINANCIAL STATEMENTS
CATEGORIES WITH REGULATORY RISK CATEGORIES (MILLION EUROS. 12-31-2025)

	Carrying values as reported in published financial statements	Carrying Values under scope of regulatory consolidation	Carrying values of items(1)
			Subject to credit risk framework	Subject to counterparty credit risk framework	Subject to the Securitisation framework	Subject to the market risk framework	Not subject to capital requirements or subject to deduction from capital
Assets
Cash, cash balances at central banks and other demand deposits	58,837	58,961	58,808	152	—	—	—
Financial assets held for trading	123,185	121,853	—	80,950	—	121,853	—
Non-trading financial assets mandatorily at fair value through profit or loss	11,272	2,149	2,011	—	—	—	138
Financial assets designated at fair value through profit or loss	1,006	—	—	—	—	—	—
Financial assets at fair value through accumulated other comprehensive income	58,809	36,846	35,754	—	1,013	—	79
Financial assets at amortised cost	568,893	568,604	528,727	16,026	2,879	—	20,974
Derivatives - Hedge accounting	570	506	—	506	—	—	—
Fair value changes of the hedged items in portfolio hedges of interest rate risk	(87)	(87)	—	—	—	—	—
Joint ventures and associates	994	3,898	3,898	—	—	—	—
Insurance and reinsurance assets	198	—	—	—	—	—	—
Tangible assets	9,482	9,471	9,471	—	—	—	—
Intangible assets	2,856	2,818	1,106	—	—	—	1,712
Tax assets(2)	17,867	17,235	16,421	—	—	—	815
Other assets(3)	4,985	4,824	1,259	—	—	—	3,566
Non-current assets and disposal groups classified as held for sale	709	675	658	—	—	—	17
Total Assets	859,576	827,753	658,111	97,633	3,892	121,853	27,300
Liabilities
Financial liabilities held for trading	91,917	93,010	—	79,305	—	93,010	—
Financial liabilities designated at fair value through profit or loss	18,417	5,997	—	—	—	—	5,997
Financial liabilities at amortised cost	658,599	652,701	—	31,175	—	—	621,527
Derivatives - Hedge accounting	1,933	1,766	—	1,766	—	—	—
Fair value changes of the hedged items in portfolio hedges of interest rate risk	—	—	—	—	—	—	—
Liabilities under insurance and reinsurance contracts	12,760	—	—	—	—	—	—
Provisions	4,422	4,098	722	—	—	—	3,375
Tax liabilities(2)	4,020	3,081	1,427	—	—	—	1,654
Other liabilities	5,709	5,533	—	—	—	—	5,533
Liabilities included in disposal groups classified as held for sale	—	—	—	—	—	—	—
Total Liabilities	797,778	766,186	2,149	112,245	—	93,010	638,086
(1) For the purpose of the template, when a single item is associated with the capital requirements according to more than one risk framework, it is shown in all the columns corresponding to the capital requirements to which it is associated. As a result, the sum of the values of the columns by type of risk may be greater than the carrying value according to the scope of regulatory consolidation.

(2) Deferred tax assets that depend on future income, reduced by the amount of deferred tax liabilities (article 38 of the CRR) are € 3,197 million and have a risk weight of 250% in application of article 48 of the CRR. The remaining tax assets include deferred tax assets that do not depend on future income and current tax assets.

(3) Other assets include mainly an amount of €1,117 million relating to insurance contracts linked to pensions, which are not subject to capital requirements.

p.38

Pillar 3 | 2025	> 2. General aspects and information requirements
A summary table with the main sources of differences between the amount of exposures in regulatory terms (EAD) and the accounting balances according to the Financial Statements is below:

TABLE 6. EU LI2 - MAIN SOURCES OF THE DIFFERENCES BETWEEN REGULATORY ORIGINAL EXPOSURE AMOUNTS AND CARRYING VALUES IN FINANCIAL STATEMENTS (MILLION EUROS. 12-31-2025)

	Total	Items subject to:
		Credit risk framework	Counterparty credit risk framework	Securitisation framework	Market risk framework
Asset carrying value amount under scope of regulatory consolidation	881,490	658,111	97,633	3,892	121,853
Liabilities carrying value amount under scope of regulatory consolidation	207,404	2,149	112,245	—	93,010
Total net amount under regulatory scope of consolidation	674,085	655,962	(14,612)	3,892	28,843
Amount of off-balance-sheet	298,237	298,161	—	75	—
Differences in valuation(1)	(333)	—	—	—	(333)
Differences due to netting agreements (netting, long/short positions) (2)	79,222	—	79,222	—	—
Differences due to accounting Provisions(3)	2,429	2,429	—	—	—
Differences due to credit risk mitigation techniques (CRM)	(39,249)	(5,723)	(32,968)	(558)	—
Differences due to credit conversion factors (CCF)	(227,871)	(227,871)	—	—	—
Differences due to risk transfer securitisations	—	—	—	—	—
Other(4)	15,357	(671)	16,028	—	—
Exposure amounts considered for regulatory purposes	827,695	722,286	47,670	29,228	28,511
(1) It includes the deduction for prudent valuation adjustments. This deduction is included in row 7 of table EU CC1.
(2) This amount includes the reversal of the accounting netting of derivatives and repurchase agreements to include the netting adjustment applicable in prudential regulation; and the impact of the collateral adjustment on securities financing transactions.

(3) Includes provisions for exposures to credit risk under advanced approach that do not reduce the EAD.
(4) Includes, among others, derivatives counterparty credit risk.
As the table shows, the main sources of difference between the accounting value on the balance sheet and the amount of exposure for regulatory purposes are the inclusion of off-balance sheet items after the conversion factor, the different treatment of the guarantees eligible as risk mitigation techniques and the regulatory treatment of derivative and securities financing transactions (inclusion of netting rules other than those applied in accounting value and the inclusion of the potential future exposure).

p.39

Pillar 3 | 2025	> 2. General aspects and information requirements
2.4.2.Identification of dependent entities with bank capital below the minimum requirement. Possible impediments to transferring own funds
Article 436 f), g) CRR
EU LIB a), d)
As of December 31, 2025, there are no entities in the Group with capital adequacy below their applicable minimum regulatory requirement.
The Group operates mainly in Spain, Mexico, Turkey and South America. The Group’s banking subsidiaries around the world are subject to supervision and regulation (with respect to issues such as compliance with a minimum level of regulatory capital) by a number of regulatory bodies.
The obligation to comply with these capital requirements may affect the capacity of these banking subsidiaries to transfer funds
(e.g. via dividends) to the parent company.
In some jurisdictions in which the Group operates, the regulations lay down that dividends may only be paid with the funds available by regulation for this purpose.
2.4.3. Exemptions from capital requirements at the individual or sub-
consolidated level
Article 436 h) CRR
EU LIB c)
In accordance with what is set out in the solvency regulations regarding the exemption from capital requirements compliance for
Spanish credit institutions belonging to a consolidated group (at individual or sub-consolidated level) established in the aforementioned regulation, the Group obtained exemption from the supervisor on December 30, 2009 for Banco Occidental, S.A.
(this exemption was ratified through ECB decision 1024/2013).
In addition, for Financiero de Crédito de Portugal (BBVA IFIC, S.A.), the ECB has decided not to apply prudential requirements individually.

p.40

Pillar 3 | 2025	> 3. Solvency
3.Solvency

3.1.Capital	41
3.1.1.Minimum own funds requirements per capital tier	41
3.1.2.Minimum own funds requirements by risk type	43
3.1.3.Eligible own funds	47
3.1.4.Procedure used in the capital self-assessment process	53
3.2.Leverage Ratio	54
3.3.MREL	58

TABLE 7. SOLVENCY METRICS (MILLION EUROS)

	12-31-2025	9-30-2025	6-30-2025	3-31-2025	12-31-2024
Common Equity Tier 1 Capital before other regulatory adjustments	54,471	57,189	55,728	55,536	54,681
Total Common Equity Tier 1 regulatory adjustments	(4,024)	(4,132)	(4,094)	(3,791)	(3,882)
Common Equity Tier 1 (CET1)	50,446	53,056	51,634	51,745	50,799
Additional Tier 1 before regulatory adjustments	5,488	5,485	5,489	5,706	6,023
Additional Tier 1 regulatory adjustments	—	—	—	—	—
Additional Tier 1 (AT1)	5,488	5,485	5,489	5,706	6,023
Tier 1 (Common Equity Tier 1+Additional Tier 1)	55,934	58,541	57,123	57,452	56,822
Tier 2 before regulatory adjustments	12,441	11,624	11,490	11,956	9,868
Tier 2 regulatory adjustments	(10)	(10)	(10)	(10)	(10)
Tier 2	12,431	11,614	11,480	11,946	9,858
Total Capital (Total capital = Tier 1 + Tier 2)	68,365	70,156	68,603	69,397	66,680
Total RWA	397,241	395,271	387,051	395,352	394,468
CET 1 ratio	12.70%	13.42%	13.34%	13.09%	12.88%
Tier 1 ratio	14.08%	14.81%	14.76%	14.53%	14.40%
Total Capital ratio	17.21%	17.75%	17.72%	17.55%	16.90%
Exposure to leverage ratio	908,869	871,029	824,769	827,965	834,488
Leverage ratio	6.15%	6.72%	6.93%	6.94%	6.81%
Subordinated own funds and eligible liabilities	50,616	54,689	53,440	54,868	52,926
Total own funds and eligible liabilities	59,277	64,342	63,288	65,776	63,887
MREL RWA	205,154	205,497	200,574	198,078	228,796
Subordinated RWA MREL ratio	24.67%	26.61%	26.64%	27.70%	23.13%
RWA MREL ratio	28.89%	31.31%	31.55%	33.21%	27.92%
MREL exposure to leverage ratio	580,788	547,217	525,985	525,772	527,804
Subordinated LR MREL ratio	8.72%	9.99%	10.16%	10.44%	10.03%
LR MREL ratio	10.21%	11.76%	12.03%	12.51%	12.10%

p.41

Pillar 3 | 2025	> 3. Solvency
3.1.Capital
3.1.1. Minimum own funds requirements per capital tier
Article 440 b) CRR
Article 92 of the CRR establishes that credit institutions must maintain the following own funds requirements at all times:
a.Common Equity Tier 1 capital ratio of 4.5%, calculated as Common Equity Tier 1 capital expressed as a percentage on the total amount of risk-weighted assets.
b.Tier 1 capital ratio of 6%, calculated as the level of tier capital 1 expressed as a percentage of the total amount of risk-
weighted assets.
c.Total capital ratio of 8%, calculated as the total own funds expressed as a percentage of the total amount of risk-weighted assets.
Notwithstanding the application of the Pillar 1 requirement, CRD IV allows competent authorities to require credit institutions to maintain a level of own funds higher than the requirements of Pillar 1 to cover types of risk other than those already covered by the
Pillar 1 requirement (this power of the competent authority is commonly referred to as "Pillar 2R" from “Requirement”).
Additionally, CRD IV also grants the power to these authorities to propose an additional indicative buffer that entities should maintain for optimal capitalization (Pillar 2G, for “Guidance”). The latter is non-binding and, therefore, is not part of the official requirement of the entities, which establishes the threshold of the Maximum Distributable Amount (MDA, for its acronym in
English). However, not complying with this additional buffer could trigger the definition of additional supervision and control measures by the ECB.
Furthermore, since 2016 and in accordance with CRD IV, credit institutions must comply with the following combined requirement of capital buffers at all times: (i) the capital conservation buffer, (ii) the buffer for global systemically important banks (the "G-SIB"
buffer), (iii) the entity-specific countercyclical capital buffer, (iv) the buffer for other systemically important banks ("D-SIB" buffer)
and (v) the systemic risk capital buffer. The “combined capital buffer requirement” must be met with Common Equity Tier 1 capital
(“CET1”) to cover both minimum capital required by “Pillar 1” and “Pillar 2".
Both the capital conservation buffer and the G-SIB buffer (where appropriate) will apply to credit institutions as it establishes a percentage greater than 0%.
The buffer for global systemically important banks applies to those institutions on the list of global systemically important banks, which is updated annually by the Financial Stability Board (“FSB”). Considering the fact that BBVA does not appear on that list, as at the report date, the G-SIB buffer does not apply to BBVA.  Detailed information on each of the quantitative indicators that form part of the evaluation process is available on the BBVA Group's website.
The Bank of Spain has extensive discretionary powers as regards the countercyclical capital buffer specific to each bank, the buffer for other systemically important financial institutions (which are those institutions considered to be systemically important domestic financial institutions “D-SIB”) and the buffer against systemic risk (to prevent or avoid systemic or macroprudential risk). The European Central Bank (ECB) has the powers to issue recommendations in this respect following the entry into force on
November 4, 2014 of the Single Supervisory Mechanism (SSM).
With regard to the minimum capital requirements applicable to the Group as of December 31, 2025, these amount to a minimum
CET1 ratio of 9.29%, as well as a minimum total capital ratio of 13.44%.
4 Including 0.12% determined on the basis of the ECB prudential provisioning expectations.

p.42

Pillar 3 | 2025	> 3. Solvency
Following the latest decision of the SREP (Supervisory Review and Evaluation Process), which came into force on January 1, 2026, the ECB has notified the Group that the Pillar 2 requirement is maintained at 1.62% (of which 0.96%4 at least should be covered by
CET1). In addition, the Bank of Spain has reduced the D-SIB buffer requirement to 0.75% which the Group must maintain since
January 1, 2026, 0.25% less than that in force on December 31, 2025. Therefore, BBVA must maintain a CET1 capital ratio of
8.98% and a total capital ratio of 13.13% at a consolidated level.
Thus, the consolidated overall capital requirement includes: i) the minimum capital requirement of Common Equity Tier 1 (CET1)
of Pillar 1 (4.50%); ii) the capital requirement of Additional Tier 1 (AT1) of Pillar 1 (1.50%); iii) the capital requirement of Tier 2 of
Pillar 1 (2.00%); iv) the CET1 requirement of Pillar 2 (0.96%4), v) the capital requirement of Additional Tier 1 (AT1) of Pillar 2
(0.28%); vi) the capital requirement of Tier 2 of Pillar 2 (0.38%); vii) the capital conservation buffer (2.50% of CET1); viii) the capital buffer for Other Systemically Important Institutions (O-SIIs) (0.75% of CET1); and ix) the countercyclical buffer (CCyB) and systemic risk buffer updated as of December 31, 2025 (0.25% and 0.01% of CET1, respectively)
The BBVA Group has set the objective of maintaining a fully loaded CET1 ratio at a consolidated level between 11.5% and 12.0%. At the end of the financial year 2025, the fully loaded CET1 ratio was above this target management range.
CET1 ratio reached 12.70% which represents 341 basis points over the minimum requirement of 9.29%.
The following table shows a comparison between the Group's capital requirements and its ratios as of December 31, 2025:

CHART 6. CAPITAL REQUIREMENTS AND CAPITAL RATIOS

12.70%
3.41%
9.29%
1.38%
3.13%
17.21%
3.77%
13.44%
CET1
AT1 ¹
Tier 2 ¹
Total
BBVA ratio
Minimum capital requirements
13.44%
0.38%
2.00%
0.28%
1.50%
0.25%
1.00%
2.50%
1.02%
4.50%
Capital Requirements
Tier 2 Pillar II
Tier 2 Pilar I
AT1 Pillar II
AT1 Pillar I
Systemic risk buffer ²
Countercyclical buffer
D-SIB buffer
Capital conservation buffer
CET1 Pillar II
CET1 Pillar I

1. The AT1 requirement is 1.78%, and Tier2, 2.38%.

2. The systemic risk buffer as of December 31, 2025 amounts to 0.01%.

p.43

Pillar 3 | 2025	> 3. Solvency
The following table shows the CET1 ratio that would trigger restrictions on capital distribution capacity and the capital ratios as of
December 2025:

TABLE 8. CAPITAL DISTRIBUTION CONSTRAINTS (12-31-2025)

	CET1 capital ratio that would trigger capital distribution constraints (%)	Current CET 1 capital ratio (%)
CET1 Pillar 1	4.50%	12.70%
CET1 Pillar 2 (P2R)	1.02%
Capital conservation buffer	2.50%
D-SIB buffer	1.00%
Countercyclical buffer	0.25%
Systemic Risk Buffer	0.01%
CET1 phased-in minimum plus Basel III buffers (excluding capital used to meet other minimum regulatory capital)	9.29%
CET1 phased-in minimum plus Basel III buffers (including capital used to meet other minimum regulatory capital)	9.69%
The countercyclical capital buffer requirement applicable to the BBVA Group is approximately 0.25%, which increased 15 basis points compared to December 2024. This requirement means that the Group must maintain an additional capital buffer of €1,008 million at the end of December 2025.
The increase is mainly motivated by the activation of the Spanish requirement, to 0.5% from October 1, 2025, which represents 15 basis points.

TABLE 9. EU CCYB2 - AMOUNT OF INSTITUTION-SPECIFIC COUNTERCYCLICAL CAPITAL BUFFER (MILLION EUROS. 12-31-2025)

Total risk exposure amount	397,241
Institution specific countercyclical buffer rate (1)	0.25%
Institution specific countercyclical buffer requirement	1,008
(1) Countercyclical capital buffer calculated as of December 2025 in accordance with Commission Delegated Regulation (EU) 2015/1555.
Annex IV shows the country breakdown of exposures and countercyclical buffer requirements (EU CCyB1).
On the other hand, regarding the systemic risk buffer, it is still active for all credit and counterparty risk exposures in Italy, being up from 0.5% as of 31 December 2024 to 1% applicable as from 30 June 2025.
In practice, this has meant that the Group had to increase its systemic risk buffer to €38 million (0.01%).
3.1.2. Minimum own funds requirements by risk type
The entry into force of CRR3 on 1 January 2025 brought about substantial changes in the calculation of minimum capital requirements based on Article 92 of the aforementioned Regulation.
These changes are aimed at developing more risk-sensitive approaches, as well as limiting the variability of the capital requirements resulting from the application of internal models and facilitating their comparability and robustness, by increasing segmentation, restricting the capacity to estimate certain parameters in those risk categories where robust modelling is more complex and, lastly, establishing a lower limit for the capital requirements resulting from internal models with respect to those if standardised methods were used.

p.44

Pillar 3 | 2025	> 3. Solvency
3.1.2.1. Entity risk profile
Article 438 d) CRR
The BBVA Group has a general risk management and control model (hereinafter, the “Model”) that is appropriate for its business model, its organisation, the countries where it operates and its corporate governance system. This model allows the Group to carry out its activity within the risk management and control strategy and policy defined by the corporate bodies of BBVA and to adapt itself to a changing economic and regulatory environment, facing this management at a global level and aligned to the circumstances at all times. The Model establishes a suitable risk management system related to the risk profile and strategy of the entity.
The types of risk inherent in the business that make up the risk profile of the Group are as follows:
1.Credit risk and dilution: Credit risk arises from the probability that one party to a financial instrument will fail to meet its contractual obligations for reasons of insolvency or inability to pay and cause a financial loss for the other party. This includes counterparty risk, issuer risk, liquidation risk and country risk.
2.Counterparty risk: The credit risk corresponding to derivative instruments, repurchase and reverse repurchase transactions, securities or commodities lending or borrowing transactions and deferred settlement transactions.
3.Credit Valuation Adjustment Risk (CVA): Its aim is to reflect the impact on the fair value of the counterparty’s credit risk, resulting from OTC derivative instruments which are not recognised credit derivatives for the purpose of reducing the amount of credit risk weighted exposure.
4.Market risk: Market risk originates in the possibility that there may be losses in the value of positions held due to movements in the market variables that affect the valuation of financial products and assets in the trading book. This includes risk with respect to the position in debt and equity instruments, exchange rate risk and commodity risk.
5.Operational risk: a risk that may cause losses as a result of human error; inadequate or defective internal processes;
inadequate conduct toward customers, in the markets or against the company; failures, interruptions or deficiencies in systems or communications; theft, loss or misuse of information, as well as deterioration of its quality; internal or external fraud including, in all cases, fraud resulting from cyber-attacks; theft or physical damage to assets or persons; legal risks;
risks resulting from workforce and occupational health management; and inadequate service provided by suppliers. This definition includes legal risk, but excludes strategic and/or business risk and reputational risk.
6.Structural risk: This is divided into structural interest-rate risk (movements in market interest rates that cause changes in an entity’s net interest income and book value) and structural exchange-rate risk (exposure to variations in exchange rates originating in the Group’s foreign companies and in the provision of funds to foreign branches financed in a different currency from that of the investment).
7.Liquidity risk: Risk of an entity having difficulties in duly meeting its payment commitments, or where, to meet them, it has to resort to funding under burdensome terms which may harm the Group’s image or reputation.
8.Reputational risk: Considered to be the potential loss in earnings as a result of events that may negatively affect the perception of the Group’s different stakeholders.

p.45

Pillar 3 | 2025	> 3. Solvency
The following table shows the total capital requirements broken down by risk type as of quarter-end from December 31, 2024 to
December 31, 2025:

TABLE 10. EU OV1 - OVERVIEW OF RWA (MILLION EUROS)

	RWEAs (1)					Minimum Capital Requirements (2) (3)
	12-31-2025	9-30-2025	6-30-2025	3-31-2025	12-31-2024	12-31-2025
Credit risk (excluding CCR) (4)(5)	314,655	323,647	315,848	323,101	332,426	25,172
Of which the standardised approach (4)	204,557	182,461	178,510	178,439	163,518	16,365
Of which the Foundation IRB (F-IRB) approach	78,581	49,031	46,174	45,398	—	6,286
Of which: slotting approach	10,950	9,194	8,082	8,006	8,225	876
Of which equity IRB under the simple risk-weighted approach	—	—	—	—	2,456	—
Of which the Advanced IRB (A-IRB) approach	15,580	75,145	74,809	76,628	143,562	1,246
Counterparty credit risk - CCR	10,019	9,891	9,414	9,706	9,918	802
Of which the standardised approach (6)	7,789	7,244	7,017	7,596	7,045	623
Of which internal model method (IMM)	—	—	—	—	—	—
Of which exposures to a CCP(7)	576	678	511	576	406	46
Of which other CCR	1,654	1,970	1,886	1,534	2,466	132
Credit valuation adjustment - CVA risk	2,530	2,403	2,298	2,663	1,307	202
Of which the standardised approach (SA)	—	—	—	—	—	—
Of which the basic approach ( F-BA and R-BA)	2,530	2,403	2,298	2,663	—	202
Of which the simplified approach	—	—	—	—	—	—
Settlement risk	—	12	17	1	1	—
Securitisation exposures in the non-trading book (after the cap)(8)	5,121	3,942	3,128	1,939	1,212	410
Of which SEC-IRBA	2,708	2,957	2,148	1,811	1,087	217
Of which SEC-ERBA	355	191	152	129	125	28
Of which SEC-SA	2,058	794	827	—	—	165
Of which 1250%(8)	—	—	—	—	—	—
Market Risk(9)	18,365	17,065	17,536	17,668	16,805	1,469
Of which the alternative standardised approach (A-SA)(10)
Of which the simplified standardised approach (S-SA)(10)
Of which Alternative Internal Model Approach (A-IMA)(10)
Large exposures	—	—	—	—	—	—
Reclassifications between trading and non-trading books	—	—	—	—		—
Operational risk	46,538	38,299	38,799	40,262	32,799	3,723
Exposures to crypto-assets	11	11	11	12	13	1
Amounts below the thresholds for deduction (subject to 250% risk weight) (11)	17,607	17,485	16,770	17,107	17,818	1,409
Output floor applied (%)	72.5%	72.5%	72.5%	72.5%
Floor adjustment (before application of transitional cap)	—	—	—	—
Floor adjustment (after application of transitional cap)	—	—	—	—
Total	397,241	395,271	387,051	395,352	394,468	31,779
(1) Risk-weighted assets according to the phased-in period. In the periods showed these RWA coincide with those corresponding to fully loaded.
(2) Considering the minimum total capital requirement of 8% (Article 92 of the CRR).
(3) After the supervisory review process (SREP), the total capital ratio requirement amounts to 13.44% (€53,403 million as of the reporting date).
(4) Including amounts below the deduction thresholds subject to 250% weight (DTAs rise to €7,991 million and significant investments in financial sector entities and insurance companies amounting to €9,615 million).

(5) This line includes capital consumptions that the Group incorporates to reflect a more conservative treatment of certain elements in accordance with article 3 CRR.
(6) It only includes SA-CCR for derivatives.
(7) This row includes the total RWA corresponding to exposures with central counterparties (CCPs), both qualified and non-qualified, among which are also the initial margins.
(8) The BBVA Group deducts from capital those securitisations meeting the deduction requirements, so it does not apply a weight of 1,250% to these exposures. In this row, the value of €1,232 million that would result from applying this weight to the exposures deducted is not included.

(9) This row shows information according to the current calculation methodology.
(10) This row does not include information given that FRTB is not yet into force.
(11) The information in this row is disclosed for information purposes only, as the amount included here is also included in row 1, where institutions are requested to disclose information on credit risk. As a consequence, this row should not be taken into account when calculating the total indicated at the bottom of the table.

5 From January 1, 2030, when the measure will be considered fully loaded. CRR3 establishes a phased-in implementation period, during which the percentage will be increased annually (50% in 2025, 55% in 2026, 60% in 2027, 65% in 2028, 70% in 2029). The BBVA Group has not adhered to the transitional period, so the ratios presented include the 72.5% established as the lower limit.

p.46

Pillar 3 | 2025	> 3. Solvency
In 2025, risk-weighted assets increased by approximately 3 billion euros. The impact of organic growth stemming from banking activity under credit risk is offset by the exchange-rate impact (mainly driven by turkish lira, argentinian peso and US dollar) and by regulatory impacts. Meanwhile, operational risk increased due to regulatory changes and changes in the years considered in the calculation.
The evolution of RWA by type of risk is explained in more detail in the respective sections of the report.
Total risk-weighted assets are shown below, broken down by type of risk (where credit risk includes counterparty risk) as of
December 31, 2025 and December 31, 2024:
3.1.2.2. Comparison of modelled and standardised risk weighted exposure amounts
Article 438 d.a) CRR
The new CRR3 Regulation provides for an amendment to the calculation of the minimum capital requirements set out in Article 92, paragraph 3. This modification implies that the capital requirements calculated using internal models will have a lower limit of
72.5%5 with respect to that resulting if they had been calculated using the standardised approach. This lower limit is denominated as Output Floor. As shown in table 11, the Group is not affected by this limit.
The summary table showing the comparison between risk-weighted assets calculated by internal models and standardised approach by risk type, as of December 31, 2025 and September 30, 2025 are below.
This table provide a comparison of the current risk-weighted assets (third column) with those that the Group would have in the event of the Output Floor being affected on a full basis (fourth column) or under the transitional provisions of article 465 of CRR3
(fifth column).

p.47

Pillar 3 | 2025	> 3. Solvency

TABLE 11. EU CMS1 - COMPARISON OF MODELLED AND STANDARDISED RISK WEIGHTED EXPOSURE AMOUNTS AT RISK LEVEL (MILLION EUROS 12-31-2025)

	RWEAs for modelled approaches that banks have supervisory approval to use	RWEAs for portfolios where standardised approaches are used	Total actual RWEAs (a+b)	RWEAs calculated using full standardised approach	RWEAs that is the base of the output floor
Credit risk (excluding counterparty credit risk)	105,111	204,557	309,668	391,366	366,588
Counterparty credit risk	5,850	4,169	10,019	15,880	15,880
Credit valuation adjustment (CVA)		2,530	2,530	2,530	2,530
Securitisation exposures in the banking book	2,708	2,413	5,121	5,779	5,779
Market risk(1)	9,556	8,809	18,365	19,164	19,164
Operational risk		46,538	46,538	46,538	46,538
Other risk weighted exposure amounts		4,999	4,999	4,999	3,170
Total	123,224	274,017	397,241	486,256	459,649
(1) This row shows information according to the current calculation methodology.

EU CMS1 (MILLION EUROS. 9-30-2025)

	RWEAs for modelled approaches that banks have supervisory approval to use	RWEAs for portfolios where standardised approaches are used	Total actual RWEAs (a+b)	RWEAs calculated using full standardised approach	RWEAs that is the base of the output floor
Credit risk (excluding counterparty credit risk)	133,369	182,461	315,831	375,880	352,552
Counterparty credit risk	5,636	4,256	9,891	15,065	15,065
Credit valuation adjustment (CVA)		2,403	2,403	2,403	2,403
Securitisation exposures in the banking book	2,957	985	3,942	5,057	5,057
Market risk(1)	10,381	6,684	17,065	17,446	17,446
Operational risk		38,299	38,299	38,299	38,299
Other risk weighted exposure amounts		7,839	7,839	7,839	7,839
Total	152,344	242,927	395,271	461,989	438,661
(1) This row shows information according to the current calculation methodology.
As seen in the tables above, the BBVA Group has no impact of the output floor on internal models, calculated as 72.5% of RWA calculated using only the standardised approaches.
The summary table showing the comparison between risk-weighted assets calculated by internal models and standardised approach by exposure class for credit risk (EU CMS2) is in Annex V.
In addition, the full series of templates EU CMS1 and EU CMS2 during the year 2025, is available in the editable file "Pillar 3 2025 -
Tables & Annexes".
3.1.3. Eligible own funds
Article 437 a), b), c), d), e) CRR
For the purposes of calculating eligible own funds, according to Regulation (EU) 575/2013 and subsequent amendments, which are applicable as of the report date, the elements and instruments of Tier 1 capital are defined as the sum of Common Equity Tier 1 capital (CET1) and additional Tier 1 capital (AT1), as defined in Part Two, Title I, Chapters I to III of the CRR, as well as their corresponding deductions, in accordance with Articles 36 and 56, respectively.
Also considered are the elements of Tier 2 capital defined in Part Two, Title I of Chapter IV, Section I of the CRR. The deductions defined as such in Section II of the same Chapter are also considered.

p.48

Pillar 3 | 2025	> 3. Solvency
The level of Common Equity Tier 1 capital essentially comprises the following elements:
a.Capital and share premium: this includes the elements described in article 26 section 1, and 28 of the CRR and the EBA list referred to in Article 26 Section 3 of the CRR.
b.Accumulated gains: in accordance with Article 26. 1 c), the gains that may be used immediately and with no restriction to cover any risk or losses are included, in the event that they occur.
c.Other accumulated income and other reserves: in accordance with Article 26. 1, d) and e), this item primarily classifies the exchange-rate differences and the valuation adjustments associated with the portfolio of financial assets at fair value with changes to other comprehensive income.
d.Minority interests eligible as CET1: includes the sum of the Common Equity Tier 1 capital instruments of a subsidiary that arise in the process of its global consolidation and are attributable to natural or legal third persons other than companies included in the consolidation, calculated in accordance with Article 84 et seq. of the CRR.
e.Net profit of the year attributed to the Group: the independently verified profits are included, net of any possible expense or foreseeable dividend previously authorised by the supervisor (following the treatment set out in Article 5 of Decision (EU)
2015/656 of the ECB). As of December 31, 2025, it includes the prudential accrual of €0.6 /share in cash as Shareholders remuneration related to 2025 Group results, which has been agreed by the Management Board on January, 4, 2026 (raised for approval by the General Shareholders' Meeting of March 20, 2026).
Furthermore, CET1 capital is adjusted mainly through the following deductions:
f.Additional value adjustments: this includes adjustments resulting from the prudent valuation of positions at fair value, as set out in Article 105 of the CRR.
g.Intangible assets: these are included net of the corresponding tax liabilities, as set out in Article 36.1 b) and Article 37 of the
CRR. It mainly includes goodwill, software and other intangible assets. The amount shall be deducted from the amount of the accounting revaluation of the intangible assets of the subsidiaries derived from the consolidation of the subsidiaries attributable to persons other than the companies included in the consolidation. This includes the positive effect due to the prudent treatment of software following the publication of Delegated Regulation 2020/2176 of December 22.
h.Deferred tax assets: it includes deferred tax assets that rely on future profitability and do not rise from temporary differences (net of the corresponding tax liabilities when the conditions established in Article 38.3 of the CRR are met), as per
Article 36.1 c) and Article 38 of the CRR, mainly loss carryforwards (LCFs).
i.Reserves at fair value related to losses or gains from cash flow hedging: includes value adjustments of cash flow hedging of financial instruments not valued at fair value, including expected cash flows in accordance with Article 33 a) of the CRR.
j.Negative amounts due to the calculation of the expected losses: the default provision on expected losses in exposure weighted by method based on internal ratings, calculated in accordance with Article 36.1 d) of the CRR, is included.
k.Profit and loss at fair value: these are derived from the entity’s own credit risk, in accordance with Article 33 b) of the CRR.
l.Direct, indirect and synthetic holdings of own instruments (treasury stock): includes the shares and other instruments eligible as capital that are held by any of the Group’s consolidating entities, together with those held by non-consolidating entities belonging to the economic Group, as set out in Article 36.1 f) and Article 42 of the CRR. It mainly includes the amount of the treasury stock up to the maximum limit authorized by the ECB to the BBVA Group and the financing of own treasury shares.

p.49

Pillar 3 | 2025	> 3. Solvency
m.Exposures at 1,250%: any instance of exposure that receives a risk weight of 1,250% and the Group considers for deduction purposes is included, as set out in Article 36.1 k) of the CRR.
n.Other regulatory adjustments: other CET1 deductions are included according to the CRR, which were not recognised in the above headings, such as:
i.losses and gains at fair value arising from the entity's own credit risk related to derivative liabilities (DVA).
ii.the amount corresponding to the insufficient coverage of non-performing exposures, taking into account both
Article 36.1.m) of the CRR and the supervisory expectations on prudential provisions for non-performing exposures published in the Appendix to the ECB Guide on non-performing loans for credit institutions published in March 2018.
iii.the amount of the deduction arise from significant holdings in financial institutions and deferred tax assets arising from temporary differences that exceed the 10% limit of the CET1, as well as the deduction for exceeding the joint limit of 17.65% of the CET1 according to Article 48.2 of the CRR.
In addition, as of December 31, 2025, the Group do not hold stakes in financial institutions that are excluded from the application of the previously mentioned limits (article 49 of the CRR) and, therefore, the standard template of the
EBA EU INS1 shall not be applicable.
In addition, the Group includes as eligible own funds the AT1 capital, which is comprised of:
o.Capital instruments and share premium eligible as AT1: this item includes the perpetual contingent convertible securities that meet the conditions set out in Articles 51 and 52.1, 53 and 54 of the CRR.
p.Qualifying Tier 1 capital included in the consolidated additional capital issued by affiliates and held by third parties: this item includes the amount of additional Tier 1 capital from the subsidiaries, calculated in accordance with Article 85 and 86 of the CRR.
Finally, the Group also includes Tier 2 eligible capital as own funds, which includes the following elements:
q.Capital instruments and Tier 2 share premiums: includes funding that, for credit ranking purposes, comes behind all the common creditors. The issues, moreover, have to fulfil a number of conditions, which are laid out in Article 63 of the CRR, taking into account the transitory provisions established in Part Ten, Chapter 4 of the CRR
r.Eligible own funds instruments eligible as Tier 2 capital issued by subsidiaries and held by third parties: these instruments are included under Articles 87 and 88 of the CRR.
s.Credit risk adjustments: it includes the surplus resulting from comparing the provisions and expected credit losses related to exposures calculated under IRB approach with the limit of 0.6% of the risk-weighted exposure.
Annex III outlines the main characteristics of capital instruments eligible for inclusion as additional Tier 1 and Tier 2 capital, in accordance with the standard template EU CCA.
The amount of total eligible capital, net of deductions, for the different items making up the capital base as of December 31, 2025,
June 30, 2025 and December 31, 2024, respectively, is below, in accordance with the requirements for the disclosure of information related to regulatory own funds established by the Implementing Technical Standards (EBA/ITS/2024/05)
(Implementing Regulation 2024/3172 of November 29, 2024):

p.50

Pillar 3 | 2025	> 3. Solvency

TABLE 12. AMOUNT OF CAPITAL (EU CC1) (MILLION EUROS)

Reference to template EU CC2(1)	12-31-2025	6-30-2025	12-31-2024
a) Capital and share premium	21,266	22,008	22,008
b) Retained earnings	42,657	44,078	39,652
c) Other accumulated earnings and other reserves	(17,459)	(15,649)	(14,334)
d) Minority interests eligible as CET1	2,762	2,581	2,343
e) Net profit attributable to the Group (2)(3)(4)	5,244	2,710	5,013
Common Equity Tier 1 Capital before other regulatory adjustments	54,471	55,728	54,681
f) Additional value adjustments	(333)	(330)	(355)
g) Intangible assets	(1,691)	(1,596)	(1,553)
h) Deferred tax assets	(815)	(904)	(844)
i) Fair value reserves related to gains or losses on cash flow hedges	(280)	(313)	(333)
j) Expected losses in equity	(84)	(268)	(199)
k) Profit or losses on liabilities measured at fair value	127	66	17
l) Direct, indirect and synthetic holdings of own instruments	(390)	(290)	(243)
m) Exposures at 1250%	(238)	(94)	(23)
n) Other CET1 regulatory adjustments	(321)	(364)	(349)
Total Common Equity Tier 1 regulatory adjustments	(4,024)	(4,094)	(3,882)
Common Equity Tier 1 (CET1)	50,446	51,634	50,799
o) Equity instruments and AT1 share premium	5,303	5,310	5,638
p) Qualifying Tier 1 capital included in consolidated AT1 capital issued by subsidiaries and held by third parties	185	179	386
Additional Tier 1 before regulatory adjustments	5,488	5,489	6,023
Additional Tier 1 (AT1)	5,488	5,489	6,023
Tier 1 (Common Equity Tier 1+Additional Tier 1)	55,934	57,123	56,822
q) Equity instruments and Tier 2 share premiums	6,239	6,434	5,629
r) Eligible own funds instruments included in consolidated Tier 2 issued by subsidiaries and held by third parties	6,022	5,056	4,192
s) Credit risk adjustments	180	—	47
Tier 2 before regulatory adjustments	12,441	11,490	9,868
t) Tier 2 regulatory adjustments	(10)	(10)	(10)
Tier 2	12,431	11,480	9,858
Total Capital (Total capital = Tier 1 + Tier 2)	68,365	68,603	66,680
Total RWA	397,241	387,051	394,468
CET 1 ratio	12.70%	13.34%	12.88%
Tier 1 ratio	14.08%	14.76%	14.40%
Total Capital ratio	17.21%	17.72%	16.90%
(1) References to regulatory balance sheet (EU CC2) where these items are included.
(2) As of December 31, 2024, the total shareholder remuneration approved by the General Shareholders' Meeting is deducted.
(3) As of June 30, 2025, according to the article 26 of CRR, the foreseeable accrued dividend is deducted.
(4) As of December 31, 2025, the foreseeable total shareholder remuneration, raised for approval by the General Shareholders' Meeting is deducted.
The BBVA Group does not make use of the transitional provisions included in the CRR, so the phased-in and fully loaded ratios are the same.
The CET1 fully loaded ratio of the BBVA Group (hereinafter, the Group) stood at 12.70% at the end of December 2025, representing a large management buffer over the Group's CET 1 requirement (9.29%) and over the Group's target management range of between 11.5 - 12% of CET 1.
The CET1 ratio decreased by -18 basis points, mainly explained by the impact of -105 basis points from the extraordinary share buyback program (SBB). Among the recurring impacts, there has been a great generation of earnings in the year (+265 basis points) which, net of shareholder remuneration and payment of contingent convertible instrument coupons (CoCos), generated a positive contribution of +122 basis points.
Meanwhile, the growth in risk-weighted assets (RWA) derived from the organic growth of the business in constant terms, mainly as a result of the increase in the loan portfolio, and, to a lesser extent, debt securities, partially offset by a risk transfer initiatives drained the ratio by -152 basis points.

p.51

Pillar 3 | 2025	> 3. Solvency
Finally, the other elements that make up CET1 had a positive contribution of +61 basis points; these include the calculation of minority interests and the positive impact in Other Comprehensive Income (OCI) equivalent to the net monetary position value loss in hyperinflationary economies, as well as the portfolio recorded in fair value through other comprehensive income
(corresponding to assets classified as Held to Collect and Sell) HTC&S. In addition, the negative effects of market evolution are also included, particularly the variation of the foreign exchange, mainly represented by the variation of Turkish lira and, to a lesser extent, the Mexican peso, partially offset by the depreciation of US dollar, throughout the year.
Consolidated Additional Tier 1 (AT1) capital fully loaded stood at 1.38% as of December 31, 2025, -15 basis points lower than in
2024. In January 2025, BBVA, S.A. issued contingent convertible instruments (CoCos) for USD 1 billion, and it made a further issuance in November 2025 for €1 billion. On the other hand, in March 2025, BBVA redeemed an issuance of contingent convertible bonds of USD 1 billion. Additionally, in December 2025, the redemption of another issuance of contingent convertible instruments of €1 billion was announced, which took place in January 2026.
The Tier 2 fully  stood at 3.13% as of December 31, 2025, which represents an increase of +63 basis points compared to 2024, mainly due to the issuance of a subordinated bond in Spain (€1 billion) in February 2025, the issuance in Mexico, also in February
2025 of subordinated debt for an amount of USD 1 billion, and the issuances in July and October 2025 of USD 500 million and USD
700 million, respectively of subordinated debt in Turkey.
As a result of the above, the total capital ratio stood at 17.21% as of December 31, 2025.
The composition of the fully loaded total capital ratio as of December 31, 2024 and December 31, 2025 is shown below:

p.52

Pillar 3 | 2025	> 3. Solvency
Regarding the specific variation during the quarter, the Group’s CET1 fully loaded decreased by -72 basis points with respect to the
September level (13.42%).
Regarding the recurring aspects that impact the ratio, it is worth noting the strong earnings generation during the quarter, which contributed +64 basis points to the ratio, which, net of the provision for dividends and the coupon payments on AT1 instruments
(CoCos) contributed +30 basis points to CET1 ratio. Organic growth in risk-weighted assets (RWA) at constant exchange rates, which net of risk transfer initiatives, represents a consumption of -57 basis points, reflecting, once again, the Group's ability to continue reinvesting in new growth.
Meanwhile, among the other impacts whose aggregate has not had a significant effect on the ratio (4 basis points), it is worth highlighting the positive compensatory effect on "Other Comprehensive Income" offsetting the negative impact in the income statement from the loss on the net monetary position recorded in the financial statements of the subsidiaries operating in hyperinflationary economies and the negative effects of the exchange rate and other market variables
On the other hand, noteworthy is the positive effect of regulatory impacts that have resulted in +56 basis points and on the contrary,  the impact of -105 basis points from the extraordinary share buyback program (SBB) announced in December 2025 for a maximum amount of €3.96 billion.
The AT1 fully loaded ratio stood at 1.38% showing a slight variation (-1 basis points) compared to September 30, 2025. Merely impacted in the quarter by organic RWA growth, offset by the currency effect. The issuance of €1 billion contingent convertible debt (CoCo) by BBVA, S.A. in November was offset by the redemption of another issuance for the same amount in December.
The Tier 2 fully loaded ratio has experienced a significant variation in the quarter (19 basis points), mainly impacted by the issuance in Turkey of a USD 700 million of subordinated debt in October.

p.53

Pillar 3 | 2025	> 3. Solvency
3.1.4. Procedure used in the capital self-assessment process
Article 438 a), c) CRR
EU OVC a)
The Group carries out the internal capital assessment process in accordance with the Capital Requirements Directive 2013/36/EU and guidelines on the supervisory review and evaluation process (SREP) published by the European Banking Authority. In accordance with Article 108 of the Capital Requirements Directive (2013/36/EU), the Group complies with the obligations set out in Article 73 thereof on a consolidated basis. Furthermore, the document is structured on the basis of the ECB's guidance on the internal capital adequacy assessment process (ICAAP) of November 2018.
Within the framework of the internal capital assessment process, the Group assesses and quantifies all risk that could significantly affect its capital position and draws a conclusion on the capital adequacy from a holistic medium-term perspective.
The Group applies a proportionate approach that aims to ensure the entity's survival and continued compliance with all legal and internal requirements. In addition to regulatory and accounting perspectives, the Group bases its capital adequacy position analysis on a sound internal approach in which its capital position is assessed under an economic vision, which includes quantifying capital needs for risk covered in Pillar 1 of Basel and the needs due to risk not covered by Pillar 1.
The following are some of the points assessed in the internal capital assessment process:
–Business and strategy model, describing both the changes planned by the bank in the current business model and its underlying activities such as the relationship between the business strategy and internal capital assessment process.
–Internal governance, risk management and the control framework, reviewing the processes and mechanisms that ensure that the bank has a sound and integrated framework for managing present and future material risk.
–Risk appetite framework, describing the correspondence between this framework and the bank’s business strategy and model.
–Identification and assessment of risk (including credit, operational, market, liquidity and other structural risk) and quantification of the capital necessary to cover them, with a quantitative reconciliation between the Pillar 1 and Pillar 2 approaches.
–Planning capital under baseline and stress scenarios, projecting the capital base of the Group, the parent and its main subsidiaries over the next four years and analysing capital sufficiency in accordance with the regulatory requirements and the internal objectives set out by the entity for the close of the period, also dealing with the planned capital actions.
This internal capital assessment process concludes with submission to the supervisor of an annual report on the process. The report plays a key role in the review and evaluation methodology applied by the Single Supervisory Mechanism, and is an important element for determining capital requirements under Pillar 2.

p.54

Pillar 3 | 2025	> 3. Solvency
3.2.Leverage Ratio
Article 451 (1) a), b), d), e), f) CRR
EU LRA
The leverage ratio (LR) is a regulatory measure (not risk-based) complementing capital designed to guarantee the soundness and financial strength of institutions in terms of indebtedness.
The entry into force of CRR2 in June 2021 meant the equalization, at the regulatory level, of the leverage ratio with that of capital, through the establishment of a Pillar 1 minimum requirement of 3%, added to the article 92. In addition, this regulation, also establishes an additional requirement for those entities considered to be of global systemic importance (GSII).
Furthermore, CRD V, as well as for regulatory capital, incorporated supervisory discretion so that the competent authority can establish an additional requirement (Pillar 2R), as well as an indicative buffer to cover excessive leverage (Pillar 2G).
As of December 31, 2025, the BBVA Group does not have any additional LR requirement, so the applicable requirement is 3%.
Described below are the elements making up the leverage ratio, in accordance with CRR:
–Tier 1 capital: Section 3.1.3. of this Document presents details of the eligible own funds, calculated based on the criteria defined in the CRR.
–Total Exposure: As set out in Article 429 of the CRR, the total exposure measure generally follows the book value subject to the following considerations:
–On-balance sheet exposure other than derivatives is included net of allowances and accounting valuation adjustments.
–The measure of the Group’s total exposure is composed of the total assets as per financial statements adjusted for reconciliation between the accounting perimeter and the prudential perimeter.
Total exposure for the purpose of calculating the leverage ratio is composed by the sum of the exposure values of:
–Assets: the exposure value of an asset item will be its accounting value remaining after the application of specific credit risk adjustments. In general terms, securities financing transactions will not be compensated except for certain conditions.
–Derivatives contracts: the Entity calculates the exposure value of derivatives contracts in accordance with the standard method of counterparty risk (SA-CCR). When calculating the exposure value, the effects of compensation agreements
(netting) will be taken into account. For the purposes of calculating the exposure value, collateral received will not be included, except under certain conditions.
–Add-ons for counterparty credit risk of securities financing transactions (SFTs): in addition to the calculation of the exposure value of securities financing transactions, included in the first point, the total exposure measure shall include an add-on due to counterparty credit risk in accordance with article 429e of the CRR2.
–Off-balance sheet items: these correspond to risk and contingent liabilities and commitments, mainly collateral and undrawn balances. A minimum floor is applied to conversion factors (CCFs) of 10% in line with the provisions of the
Article 429f (3) of CRR2.
–Regular-way purchases or sales awaiting settlement.
In addition, certain concepts are excluded:
–Exposures excluded from the total exposure measure. Items that, in accordance with Article 429 of the CRR, are not included in the exposure measure of the leverage ratio because they meet specific regulatory exemption conditions.

p.55

Pillar 3 | 2025	> 3. Solvency
–Tier 1 deductions: all those amounts of assets that have been deducted in the determination of the eligible Tier 1 capital are deducted, in order not to duplicate exposure. The main deductions are intangible assets, loss carry forwards and other deductions defined in Article 36 of CRR2 and indicated in section 3.1.3 of this report.
On the following chart, the leverage ratio quarterly evolution along the year, as well as its components is shown:
As of December 31, 2025, the leverage ratio stood at 6.15%, decreasing in -57 basis points with respect to September 2025. This decrease is mainly due to the negative evolution of Tier 1 capital, which has resulted in a -30 basis points reduction in the leverage ratio, due to the deduction of the share buyback program, and by the exposure measure, which has subtracted -7 basis points to the leverage ratio, evolving in line with the Group's asset growth.
Additionally, during the year (-65 basis points), the organic evolution of the balance sheet stands out, representing a decrease of
-55 basis points. On the other hand, solid earnings generation has limited the reduction in annual Tier 1 as a consequence of SBB, representing -11 basis points. compared to December 31, 2024.
The table below shows a breakdown of the main items making up the leverage ratio as of December 31, 2025, June 30, 2025 and as of December 31, 2024.

p.56

Pillar 3 | 2025	> 3. Solvency

TABLE 13. EU LR1 - SUMMARY RECONCILIATION OF ACCOUNTING ASSETS AND EXPOSURE CORRESPONDING TO THE LEVERAGE RATIO (MILLION EUROS)

	12-31-2025	6-30-2025	12-31-2024
(a) Total assets as published financial statements	859,576	776,974	772,402
(b) Adjustment for entities which are consolidated for accounting purposes but are outside the scope of regulatory consolidation	(31,822)	(30,020)	(28,304)
(Adjustment for securitised exposures that meet the operational requirements for the recognition of risk transference)	(5,841)	(5,673)	(3,035)
(Adjustment for temporary exemption of exposures to central bank (if applicable))	—	—	—
(Adjustment for fiduciary assets recognised on the balance sheet pursuant to the applicable accounting framework but excluded from the leverage ratio total exposure measure in accordance with Article 429a(1)(i) of Regulation (EU) No 575/2013)	—	—	—
Adjustment for regular-way purchases and sales of financial assets subject to trade date accounting	—	—	—
Adjustment for eligible cash pooling transactions	—	—	—
(c) Adjustments for derivative financial instruments	(2,267)	(510)	(1,650)
(d) Adjustments for securities financing transactions "SFTs"	5,642	5,211	10,629
(e) Adjustment for off-balance sheet items(1)	87,390	82,927	88,298
(Adjustment for prudent valuation adjustments and general credit risk adjustments which have reduced Tier 1 capital)	—	—	—
(f) (Adjustment for intragroup exposures excluded from the leverage ratio exposure measure in accordance with Article 429 (7) of Regulation (EU) No 575/2013)	—	—	—
(g) (Adjustment for exposures excluded from the total exposure measure corresponding to the leverage ratio under Article 429(14) of Regulation (EU) No 575/2013)	—	—	—
(h) Other adjustments	(3,809)	(4,141)	(3,852)
Leverage ratio total exposure measure	908,869	824,769	834,488
Capital Tier 1	55,934	57,123	56,822
Leverage ratio	6.15%	6.93%	6.81%
(1) Corresponds to the off-balance sheet exposure after applying the conversion factors obtained in accordance with Article 429f of the CRR.
Annex VI includes the complete breakdown of the elements making up the leverage ratio, in the standardised EU LR2 template.
The table below includes the breakdown of on balance sheet exposures, excluding derivatives and securities financing transactions.

TABLE 14. EU LR3 - SPLIT-UP OF ON BALANCE SHEET EXPOSURES (EXCLUDING DERIVATIVES, SFTS AND EXEMPTED EXPOSURES) (MILLON EUROS)

	12-31-2025	6-30-2025	12-31-2024
Total on-balance sheet exposures (excluding derivatives, SFTs, and exempted exposures), of which:	731,592	658,654	655,531
Trading book exposures	41,030	34,535	35,353
Banking book exposures, of which:	690,562	624,119	620,178
Covered bonds	3,440	2,955	1,934
Exposures treated as sovereigns	188,558	159,152	161,322
Exposures to regional governments, MDB, international organisations and PSE not treated as sovereigns	9,295	9,975	10,357
Institutions	28,933	17,310	19,344
Secured by mortgages of immovable properties	117,217	112,845	104,926
Retail exposures	102,746	94,269	102,251
Corporates	177,042	163,070	159,560
Exposures in default	6,294	6,681	6,788
Other exposures (eg equity, securitisations, and other non-credit obligation assets)	57,035	57,863	53,696

p.57

Pillar 3 | 2025	> 3. Solvency
Regarding leverage management, this is included in the Capital Plan approved by the Board of Directors. The BBVA Group systematically follows the evolution of leverage levels and monitors their degree of adequacy with the regulatory requirements and internal objectives. The evolution of this ratio, as well as its evaluation with the different operational measures, are part of the monitoring and reporting that, at least quarterly, is reported to different committees and governing bodies. Additionally, the evolution of the ratio is evaluated, contrasting possible deviations from planning.
As part of the Internal Capital Adequacy Assessment Process (ICAAP), four-year leverage ratio estimates are calculated annually for different macroeconomic scenarios, including a stress scenario.
Following the SREP process, the supervisor has not imposed additional capital requirements as a result of excessive leverage.
Within this management framework, the Group has established specific measures aimed at restoring its optimal leverage levels in the event of potential contingencies or unexpected elements that could affect compliance with them.
In line with the risk appetite framework and the structural risk management, the Group operates by establishing limits and operational measures that allow achieving sustainable evolution and growth of the Balance Sheet, always maintaining tolerable risk levels. Proof of this is the level of regulatory leverage itself, which is comfortably above the minimum requirements.
6 Multiple Point of Entry established by the Single Resolution Board (SRB). Being an MPE implies that, should any of the group's subsidiaries have solvency, liquidity or operational problems, the resolution authority could liquidate/resolve that entity without affecting the rest of the companies in the banking group.
7 The resolution group is made up of Banco Bilbao Vizcaya Argentaria, S.A. and the subsidiaries belonging to the same European resolution group.
8 According to the article 64 of the CRR, during the 5 years prior to the maturity of an issuance, its eligibility progressively decreases until it reaches zero at maturity.
9 The subordinated requirement in RWA is 13.50%.
10 Calculated according to current regulations and supervisory criteria as of December 31, 2025
11 The subordinated requirement in LR is 5.66%.

p.58

Pillar 3 | 2025	> 3. Solvency
3.3.MREL
Article 45i (3) a), c) BRRD
EBA/ITS/2020/06
The Minimum Requirement for Own Funds and Eligible Liabilities, MREL, aims to ensure that institutions maintain a sufficient amount of equity and debt instruments available to absorb losses and, if necessary, convert into capital.
Institutions have the obligation to comply with the aforementioned requirement as a result of the Bank Recovery and Resolution
Directive (BRRD), whose update (BRRD2) published in 2019 and effective as of December 2020, established January 1, 2024 as the deadline to comply with this requirement. Additionally, it established another requirement on subordinated instruments, which came into force on January 1, 2022.
BBVA, as an MPE6, has sub-consolidated requirements, based on its resolution group7.
In line with other prudential ratios, non-compliance with any of the MREL requirements might entail additional supervision and control measures, as well as the prohibition of distribution of dividends, coupons of AT1 instruments and variable remuneration.
In order to achieve the basis of own funds and eligible liabilities that make up the numerator of the ratio, resolution institutions have at their disposal their total capital, to which are added other eligible debt instruments (hereinafter Tier 3) for loss absorption and recapitalisation (bail-in). These instruments are classified according to their seniority in the event of a resolution event into subordinated and senior. This is why the BRRD establishes two separate requirements (subordination and MREL).
In the event that the entity incurs losses, and once Tier 1 and Tier 2 capital has been exhausted, the hierarchy of Tier 3 instruments available to BBVA is as follows:
1.Senior non-preferred debt.
2.Senior preferred debt.
3.Eligible subordinated liabilities not recognised as own funds; includes the decline8 of T2 issuances and subordinated debt.
In short, MREL compliant liabilities must be eligible to absorb losses, and their seniority will depend on the nature of the instrument and its classification within the above hierarchy.
In the case of the denominator, institutions will use the total RWA and the leverage ratio exposure measure of their resolution group, under the same provisions as in the calculation of their capital and leverage ratios, respectively.
On June 12, 2025 the Group made public that it had received a communication from the Bank of Spain regarding its MREL requirement, established by the Single Resolution Board (“SRB”). According to this communication, BBVA must maintain, as from
June 12, 2025, an MREL in RWA of 23.13%9, not taking into account the current10 combined buffer requirement (CBR) of 3.97%. In addition, BBVA must keep, also as from June 12, 2025, a volume of own funds and eligible liabilities in terms of total exposure considered for purposes of calculating the leverage ratio of 8.59% (the “MREL in LR”)11.
With respect to the MREL ratios achieved as of December 31, 2025, these were 28.89% and 10.21%, respectively for MREL in RWA and MREL in LR, reaching the subordinated ratios of both 24.67% and 8.72%, respectively.

p.59

Pillar 3 | 2025	> 3. Solvency
In terms of disclosure, BBVA, as an O-SII, is subject to the requirements of the BRRD (article 45 i, paragraph 6), and article 437a of the CRR does not apply to it as it is not considered to be G-SIB.
The following table shows, among others, the detail of shareholders' equity and eligible liabilities, which make up the structure of the MREL base. Only the applicable rows and columns are presented in the table:

TABLE 15. EU TLAC1 - COMPOSITION - MREL AND, WHERE APPLICABLE, G-SII REQUIREMENT FOR OWN FUNDS AND ELIGIBLE LIABILITIES (MILLION EUROS)

	12-31-2025	12-31-2024
	Minimum requirement for own funds and eligible liabilities (MREL)	Minimum requirement for own funds and eligible liabilities (MREL)
Own funds and eligible liabilities and adjustments
Common Equity Tier 1 capital (CET1)	31,053	33,419
Additional Tier 1 capital (AT1)	5,303	5,638
Tier 2 capital (T2)	6,349	5,876
Own funds for the purpose of Articles 92a CRR and 45 BRRD	42,705	44,933
Own funds and eligible liabilities: Non-regulatory capital elements
Eligible liabilities instruments issued directly by the resolution entity that are subordinated to excluded liabilities (not grandfathered)	6,739	6,067
Eligible liabilities instruments issued by other entities within the resolution group that are subordinated to excluded liabilities (not grandfathered)	—	—
Eligible liabilities instruments that are subordinated to excluded liabilities, issued prior to 27 June 2019 (subordinated grandfathered)	340	1,140
Tier 2 instruments with a residual maturity of at least one year to the extent they do not qualify as Tier 2 items	942	896
Eligible liabilities that are not subordinated to excluded liabilities (not grandfathered pre cap)	8,637	10,693
Eligible liabilities that are not subordinated to excluded liabilities issued prior to 27 June 2019 (pre-cap)	24	268
Amount of non subordinated instruments eligible, where applicable after application of Article 72b (3) CRR	8,661	10,961
Eligible liabilities items before adjustments	16,682	19,065
Of which subordinated	8,021	8,103
Own funds and eligible liabilities: Adjustments to non-regulatory capital elements
Own funds and eligible liabilities items before adjustments	59,388	63,997
(Deduction of investments in other eligible liabilities instruments)	111	110
Own funds and eligible liabilities after adjustments	59,277	63,887
Of which own funds and subordinated	50,616	52,926
Risk-weighted exposure amount and leverage exposure measure of the resolution group
Total risk exposure amount	205,154	228,796
Total exposure measure	580,788	527,804
Ratio of own funds and eligible liabilities
Own funds and eligible liabilities (as a percentage of total risk exposure amount )	28.89%	27.92%
Of which own funds and subordinated	24.67%	23.13%
Own funds and eligible liabilities (as a percentage of total exposure measure)	10.21%	12.10%
Of which own funds and subordinated	8.72%	10.03%
CET1 (as a percentage of TREA) available after meeting the resolution group’s requirements	5.76%	5.13%
The full template, including non applicable cells, is available in the editable file “Pillar 3 2025 – Tables & Annexes”.
The MREL situation with respect to the requirement has significantly decreased during the year, by €-7.5 billion, partly motivated by the own requirement update in 2025, higher than the one in force in December 2024. Throughout the year, other relevant effects have occurred:
On the CET1 side, there was a very positive contribution from the year's results, supported in part by the dividends from Mexico,
Garanti, and Peru. This impact is offset by the extraordinary Share Buyback of €-3.96 billion.

p.60
Issuances were planned and executed in such a way as to adequately cover the period's maturities and redemptions during the period (€-2 billion in AT1), and a new T2 issuance of €1 billion has been made. In the case of Senior preferred issuances, a negative balance was presented at year-end, with 4 issuances maturing for a total value of €2 billion, with the certainty that two issuances have already been made in January that compensate for the position.
Given the structure of the resolution group's own funds and eligible liabilities, as of December 31, 2025, the Group meets the aforementioned requirements.
As mentioned before, with the aim of reinforcing compliance with these requirements, BBVA has made several debt issuances during 2025. For more information of issuances, see section 4.5.3 of this report.
A table showing the ranking of creditors of the instruments eligible for MREL, as well as their amounts is presented in Annex VII, according to the standardised EBA template EU TLAC3b.

p.61

Pillar 3 | 2025	> 4. Risk
4.Risk

p.62

Pillar 3 | 2025	> 4. Risk

p.63

Pillar 3 | 2025	> 4. Risk
4.1.General Risk Management and Control Model
The BBVA Group has implemented a comprehensive Risk Management and Control Model (the “Model”) tailored to its business model, organizational structure, countries of operation, and corporate governance system. The Model enables the Group to operate in alignment with the risk strategy and policy defined by BBVA’s governing bodies, providing both those bodies and the highest executive levels with a holistic view of all risks to which the Group is exposed.
The Model is applied across the entire Group and consists of the following core elements:
–a governance model, both at the level of the corporate bodies and the executive domain;
–a Risk Appetite Framework;
–a set of processes for risk assessment, monitoring, and reporting;
–a set of internal regulations, resources, and infrastructure; and
–a risk culture led by senior management (tone from the top).
The Model also incorporates the regulatory environment applicable to the Bank, supervisory expectations, and the evolving economic and regulatory landscape in which the Group operates.
4.1.1. General principles
Article 435 (1) a), b) CRR
EU OVA b), f)
Risk management and control within the BBVA Group shall be carried out in accordance with the provisions of the General Policies
(including the Model) and the decisions adopted by the corporate bodies (including the Risk Appetite Framework), and in compliance with the following general principles:
–Prudence: risk management at BBVA is guided by a prudent approach, aiming to ensure the Group’s preparedness to address risks, even under highly adverse scenarios.
–Proactivity and foresight: BBVA adopts a proactive and forward-looking approach to risk management, enabling the swift implementation of measures in response to any early signs of undesired risk increases.
–Comprehensive Management (end-to-end): BBVA manages risk throughout its entire lifecycle: origination and/or identification, measurement, monitoring, and management (including mitigation and/or prevention, as applicable). This requires proper coordination among all relevant executive areas.
–Critical thinking: risk management and control at BBVA shall be carried out in an environment that enables and encourages constructive challenge, critical thinking, and diversity of perspectives to enrich the decision-making process.
–Integrity, ethical conduct, and regulatory compliance: the effectiveness of BBVA’s risk management and control model requires maintaining the highest standards of corporate integrity and ethical conduct by all its members, in accordance with the BBVA Group’s Code of Conduct, the Group’s purpose and values, and in full compliance with all laws and regulations applicable to the Bank in the course of its activities.
–Well-defined organizational responsibilities: risk management relies on a governance framework that must include clearly defined organizational responsibilities, commonly referred to as the «three lines of defense»:
–the business line;
–an independent risk management and compliance function, separate from the first line of defense; and
–an internal audit function, independent from both the first and second lines of defense.

p.64

Pillar 3 | 2025	> 4. Risk
–Accountability: the effectiveness of BBVA’s risk management and control model depends on each employee fulfilling and taking responsibility for the functions assigned to them under the three lines of defense model.
4.1.2. Risk Governance model within the corporate bodies
Article 435 (1) a), b), (2) d), e) CRR
EU OVA b), EU OVB b), d)
The BBVA Group’s risk governance model is characterized by the active involvement of its corporate bodies, both in setting the risk strategy and in continuously overseeing its implementation. This provides them with a holistic view of all the risks to which the
Group is exposed.
In accordance with BBVA’s corporate governance system, the Board of Directors reserves certain responsibilities related both to management—by adopting the most significant decisions—and to oversight and control—by monitoring and supervising decisions taken and the Bank’s management.
To ensure the effective performance of these management and supervisory responsibilities, the corporate governance system provides for various committees that support the Board of Directors in matters within its remit, as defined by the specific regulations governing each committee. A coordinated working structure among these governing bodies has been established.
The following sections outline the roles of BBVA’s corporate bodies in the Group’s risk management and control framework:
Board of Directors
The Board of Directors is responsible for setting the Group’s risk strategy and, in carrying out this function, defines the risk management and control policy, which is embodied in:
–the Group’s Risk Appetite Framework, as defined in the Model;
–the set of General Risk Management Policies for the various risk types to which the Bank is or may be exposed, which establish the core principles for managing and controlling risks in a consistent and uniform manner across the Group, and in alignment with the Model and the Risk Appetite Framework; and
–the Model.
These responsibilities are carried out in coordination with the Bank’s other strategic and forward-looking decisions, including the
Strategic Plan, the Annual Budget, the Capital Plan, and the Liquidity and Funding Plan, as well as other management objectives, all of which are also subject to the approval of the Board of Directors.
In addition to defining the risk strategy, the Board of Directors exercises oversight and control functions related to risk by monitoring the evolution of risks at the Group level and across its main business areas, to ensure alignment with the Group’s Risk
Appetite Framework. The Board also oversees the internal information and control systems.
In discharging all of these responsibilities, the Board of Directors is supported by its Committees, in accordance with the roles set out in their respective regulations and as described below.
The Risk and Compliance Committee
The Risk and Compliance Committee ("RCC") is a committee of the Board composed of non-executive directors. Its primary role is to assist the Board of Directors in defining and monitoring the Group’s risk management and control policy.
In line with the responsibilities assigned under its regulations, the Committee supports the Board of Directors by performing, among others, the following functions:

p.65

Pillar 3 | 2025	> 4. Risk
–it reviews, based on the strategic foundations set by the Board of Directors (or, where applicable, by the Executive
Committee), proposals related to the Group’s risk strategy, control, and management—such as the Risk Appetite
Framework and the Model—and submits them to the Board for consideration and, where appropriate, approval;
–it proposes, in alignment with the Group’s Risk Appetite Framework and the Model, the General Risk Management Policies
for the Group’s various risk types and supervises the internal control and information systems;
–it monitors the evolution of both financial and non-financial risks and their alignment with the Risk Appetite Framework and the general policies, providing more detailed and frequent oversight than that performed by the Board of Directors or the Executive Committee;
–it preliminarily assesses risk mitigation measures that fall under the authority of the Executive Committee or the Board of
Directors;
–it oversees the procedures, tools, and indicators used for Group-wide risk measurement and ensures compliance with regulatory and supervisory requirements in risk-related matters;
–it analyzes the risks associated with projects deemed strategic for the Group or corporate transactions to be submitted to the Board of Directors or the Executive Committee, within its scope of competence;
–it participates in the design of the remuneration policy, ensuring that it is consistent with sound and effective risk management and does not encourage risk-taking that exceeds the Group’s risk tolerance; and
–it promotes the risk culture throughout the Group.
In 2025, the CRC has held 22 meetings.
Executive Committee
In order to maintain a comprehensive and integrated view of the Group’s overall business performance and that of its business units, the Executive Committee monitors the evolution of the Group’s risk profile and the key metrics defined by the Board of
Directors. It is informed of any deviations or breaches of the metrics established in the Risk Appetite Framework and, where appropriate, adopts the necessary measures, as outlined in this Model.
In addition, the Executive Committee supports the Board of Directors in the development of the foundations for the Risk Appetite
Framework, ensuring alignment and coherence with the Bank’s broader strategic and forward-looking decisions, as well as with its management objectives.
Lastly, the Executive Committee assists the Board of Directors in decision-making related to business risk and reputational risk, in accordance with its own regulations.
Other Committees
In addition to the functions carried out by the Risk and Compliance Committee and the Executive Committee, the Board of
Directors is also supported by other specialized committees in overseeing certain non-financial risks that fall within the purview of the Risk and Compliance Committee. These include the Audit Committee, which is responsible for the supervision of accounting, tax, and public reporting risks, in addition to its oversight function regarding the independent review activities performed by the
Internal Audit Area; and the Technology and Cybersecurity Committee, which oversees risks related to technology and cybersecurity.

p.66

Pillar 3 | 2025	> 4. Risk
4.1.3. Risk Governance model within the executive domain
Article 435 (1) a), b), (2) d), e) CRR
EU OVA b), EU OVB b), d)
To carry out the Group’s risk management and control activities, BBVA’s corporate bodies rely on the executive areas, which perform the functions assigned to them under the general policies (including the Model) and the remaining internal regulations.
These functions must be carried out in accordance with the Group’s Risk Appetite Framework and the management objectives established by the corporate bodies.
Accordingly, the Board of Directors has defined a model for the management and control of financial and non-financial risks across the Group, based on the three lines of defense model, with clearly defined and independent roles:

Lines of defense	Responsible Area	Functions
First line of defense	Executive areas, depending on the type of risk
Manage and control financial and/or non-financial risks to which the Bank and its Group entities are exposed during the development of their duties including risk identification, measurement, monitoring, and reporting. Risk management and control shall be conducted in accordance with external and internal regulations, while incorporating the challenge function performed by the second and third lines of defense within their respective areas of responsibility.

Second line of defense	Global Risk Management (GRM) Regulation & Internal Control (R&IC)
Acting independently from the first line of defense, it shall be responsible for identifying, measuring, monitoring, and reporting the risks affecting the Group.
Establish (or submit to the corporate bodies for approval) the financial and/or non-
financial risk management and control frameworks across all executive areas of the Bank, within their respective scopes.
Challenge how the executive areas manage and/or control their respective risks throughout their life cycles; and
Conduct reviews of the Group’s risk management and control practices.

Third line of defense	Internal Audit	Conduct independent reviews of how the other executive areas fulfill their first and second line risk management and control responsibilities.
The following section outlines, at a general level, the roles and responsibilities of the various executive areas involved in risk management and control under this three lines of defense model, without prejudice to the specific functions assigned to them under other applicable internal and external regulations in force at any given time.
Enterprise Risk Management Committee
To ensure a holistic view of all risks—both financial and non-financial—within key risk planning processes, the BBVA Group has established the Enterprise Risk Management Committee (ERMC). This is a high-level executive committee responsible for the comprehensive management and control of risks.
The committee is co-chaired by the Group Heads of Global Risk Management (GRM) and Regulation & Internal Control (R&IC), and
includes other senior executives responsible for financial and non-financial risks across the Group, all of whom perform second line of defense functions. Among its key responsibilities:
–It reviews and endorses the final proposals for the Group’s Risk Appetite Framework and the Model, prior to their submission to BBVA’s corporate bodies for consideration and, where appropriate, approval. It also monitors compliance with these frameworks throughout the year;
–It promotes a holistic risk management across the BBVA Group, integrating both financial and non-financial risks into the
Group’s planning processes and into the most relevant regulatory processes (e.g., ICAAP, ILAAP, or the Recovery Plan);
and
–It fosters a strong risk culture across the Group, encouraging informed and responsible decision-making aligned with
BBVA’s Purpose and values, and tracks its evolution over time.

p.67

Pillar 3 | 2025	> 4. Risk
Financial risk domain
BBVA has a Global Risk Management (GRM) area, which is responsible for:
–safeguarding the solvency of the Group and its constituent entities;
–supporting the definition of the Group’s strategy in relation to financial risk; and
–supporting the business development through independent and comprehensive financial risk management.
In this context, the GRM area ensures the consistent integration and application of the financial risk strategy across the Group, as well as a uniform regulatory framework, infrastructure, and control environment for this type of risk. To this end, GRM is supported by a committee structure that includes both first and second lines of defense units.
Head of Global Risk Management (GRM)
The Chief Risk Officer (CRO), who leads the Global Risk Management function, is appointed by BBVA’s Board of Directors and reports to the Board on the evolution of the Group’s financial risks. Functionally, the CRO reports to the Chief Executive Officer and is assigned the responsibilities defined in the General Policy on executive decision-making, as approved by the Board. Specifically, the CRO performs the second line of defense function for financial risks and is granted the independence, authority, seniority, experience, expertise, and resources necessary to perform this role effectively.
To better fulfill its responsibilities, the CRO relies, on the one hand, on an organizational structure composed of financial risk units at the corporate level and the Internal Risk Control Unit. On the other hand, risk units are also embedded within the business units, performing first line of defense functions.
Additionally, the CRO relies on a governance structure composed of various specialized committees, depending on the nature of the risks under his/her responsibility. These culminate in the Global Risk Management Committee (GRMC), which serves as the main executive-level committee for financial risks. Its objective is to develop the strategies, internal regulations, and infrastructure necessary to identify, assess, measure, and manage the risks within its scope of responsibility that the Group faces in the course of its business activities. In some cases, these may be subject to approval by BBVA's corporate governing bodies.
The GRMC carries out its functions assisted by various support committees which include:
–Global Credit Risk Management Committee: It is responsible for analyzing and decision-making related to wholesale credit risk admission..
–Work Out Committee: Its purpose is to analyze and make decisions regarding the admission of wholesale credit risks of customers classified as Watch List, "non-performing” or write-offs in accordance with the criteria established in the
Group, as well as to be informed of the decisions adopted by the Head in GRM WR of the Portfolio Surveillance & Work Out
function within its area of responsibility; it will also include the approval of proposals related to changes in the classification of risks within its scope of responsibility; as well as the approval of other proposals that must be seen in this
Committee according to the established thresholds and criteria.
–Wholesale & Sustainability Risk Committee: Its purpose is the analysis, discussion and support for decision-making on all those matters of wholesale credit risk management that impact or potentially impact the corporate practices, processes and metrics established in the Policies, Standards and Frameworks for Action. In addition, it serves as a basis for the development of the risk management model and its monitoring of the BBVA Group's insurance companies. Finally, it is the main area of decision and monitoring of the lines of action for the integration of climate and environmental risk into the Group's risk management framework.
–Portfolio Management Committee: it is the executive body responsible for ensuring a holistic view of all risks and promoting the optimal mix and composition of portfolios under the constraints imposed by the Risk Appetite Framework

p.68

Pillar 3 | 2025	> 4. Risk
("RAF"). In this way, the aim is to obtain an adequate return for the risks incurred through the cycle and to maintain a robust financial position, reflected in the sufficiency of liquidity and capital to face stress situations.
–Risk Models Management Committee: It ensures an appropriate decision-making process regarding the planning, development, implementation, use, validation and monitoring of the models required to achieve an appropriate management of the Model Risk in the BBVA Group.
–Retail Credit Risk Committee: it ensures for the analysis, discussion and decision support on all issues regarding the retail credit risk management that impact or potentially do in the practices, processes and corporate metrics established in the
General Policies, Rules and Operating Frameworks.
Also:
–Global Credit Committee of CIB: its purpose is to analyze and make decisions related to wholesale credit risk admission from certain segments of BBVA Group's customer base in addition to receiving information about relevant decisions adopted in this area.
–Global Operational Market and Counterparty Risk Committee: is the executive body responsible for ensuring adequate operational management of these risks in all the group's units, through the design, approval and supervision of the processes necessary for said management, including decision-making with respect to the most relevant operations.
–GRM Continuity Committee: as established by the Corporate Continuity Committee for the different areas, this
Committee is dedicated to analyzing and taking decisions in response to exceptional crisis situations, with a view to managing the continuity and restoration of critical GRM processes, with a view to ensuring its operations have a minimum impact through the Continuity Plan, which addresses crisis management and Recovery Plans.
–The Corporate Committee for Admission of Operational Risk and Product Governance aims to ensure the adequate evaluation of initiatives with significant risk (new business, product, outsourcing, process transformation, new systems, etc.) from the perspective of operational risk and reputational as well as the approval of the proposed control frameworks.
Corporate GRM units
The GRM units at the corporate level, as part of the second line of defense for financial risks, support the CRO in the development of the elements used to define the proposal for the Group’s Risk Appetite Framework, general policies, internal regulations, and global infrastructures—within the action framework approved by BBVA’s corporate governing bodies. They also ensure the implementation of these elements and report—either directly or through the CRO—to BBVA’s corporate governing bodies.
Heads of Risk in business units
Each business unit is headed by a Local Head of Risk, who, within the scope of their first line of defense responsibilities, performs risk management and control functions. This role is responsible for managing and controlling the financial risks of the corresponding business area through the consistent application of the Group’s Risk Model, general policies, and other internal regulations approved at Group level—adapting them, where necessary, to local requirements—and reporting accordingly to the local corporate governing bodies.
The CRO shall be responsible for ensuring that local Risk units operate with full independence from the units directly linked to the business and are guided by their own risk management criteria. To this end, the CRO assumes the following responsibilities:
–Set the performance objectives for the local Heads of Risk.
–Validate, or if necessary, adjust the performance evaluation of the local Heads of Risk conducted by their hierarchical managers. In the event of a discrepancy, the opinion of the CRO shall prevail.

p.69

Pillar 3 | 2025	> 4. Risk
–Approve the appointment of local Heads of Risk, with the right to veto such appointments, as well as the authority to unilaterally remove them from their position.
In addition, the CRO has access to forums—such as the Global Risk Management Committee (GRMC)—to ensure appropriate coordination with the local Heads of Risk in the execution of their financial risk management and control responsibilities.
Internal Risk Control
The Group has a dedicated Internal Risk Control Unit, whose Group-level head reports directly to the Group CRO. This unit acts as a control function over the activities carried out by the GRM area and the Local Risk areas.
Specifically, the Internal Risk Control Unit is responsible for:
–verifying that the normative framework, models, processes, and measures established by GRM are appropriate and sufficient for each type of financial risk;
–overseeing their implementation and performance, ensuring proper segregation of duties among units;
–challenging decisions made in GRM’s most relevant committees, applying an independent and expert perspective;
–conducting validation of risk models; and
–supporting the Risk and Compliance Committee in carrying out its responsibilities related to financial risks.
The Internal Risk Control function operates on a global and cross-cutting basis under a unified methodological framework that covers the full lifecycle of financial risk management. It promotes a critical and analytical perspective, and actively fosters the
Group’s risk culture.
Non-financial risk domain
BBVA has a Regulation & Internal Control (R&IC) area, which, as a cross-functional unit serving all BBVA Group businesses, is responsible for:
–supporting the definition of its strategy regarding non-financial risks; and
–assisting business areas in operating with integrity and in compliance with applicable laws, regulations, and self-
regulatory standards.
To this end, it defines the Group’s internal control model for non-financial risks, supervises its effectiveness, and ensures that non-
financial risks are managed and controlled by the executive areas in line with the guidelines approved by the corporate bodies and by the R&IC area itself. This includes applying appropriate independent challenge by R&IC.
This area includes, among others, the Non-Financial Risk and Compliance units, as well as Risk Control Specialists, all of whom perform second line of defense functions in the domain of other non-financial risks.
Group head of Regulation & Internal Control
The Group Head of Regulation & Internal Control (R&IC) is appointed by BBVA’s Board of Directors, upon proposal by the Risk and
Compliance Committee. This executive reports directly to the corporate bodies on the performance of their duties, which reinforces their independence from the rest of the Group’s executive areas. The role is endowed with the authority, seniority, experience, expertise, and resources necessary to carry out their responsibilities effectively.
As the person responsible for the second line of defense for non-financial risks, the Head of R&IC ensures that such risks within the
Group are managed and controlled in accordance with this Model and with the general policies for the various types of non-

p.70

Pillar 3 | 2025	> 4. Risk
financial risk. This executive informs the corporate bodies about the status and evolution of the non-financial risks and internal control framework and, where appropriate, proposes the adoption of corrective measures deemed necessary at any given time, promoting a culture of integrity and compliance across the Group, and acting, in accordance with the BBVA Group’s Compliance
System and Statute, as the Chief Compliance Officer (the most senior executive responsible for the Compliance function).
To support decision-making, the Head of R&IC is backed by the Regulation & Internal Control Leadership Committee, the Group’s
primary executive forum for non-financial risk. This forum is responsible for:
–supporting the Head of R&IC in developing strategies, programs, projects, plans, internal regulations, and infrastructure necessary to appropriately identify, assess, measure, manage, and control non-financial risks arising from the Group’s activities;
–coordinating the implementation of the above in the areas responsible for managing and controlling material non-financial risks; and
–monitoring, supervising, and controlling the main non-financial risks faced by the Group in the course of its activities; and
–proposing the inclusion of non-financial risks in the Risk Appetite Framework.
Non-Financial Risk, Compliance, and Risk Control Specialists Units
Within the Regulation & Internal Control (R&IC) area, the second line of defense for non-financial risks is composed of the following units, whose heads report directly to the Group Head of R&IC:
–Non-Financial Risk unit, responsible, among other functions, for:
–submitting proposals to the corporate bodies regarding general policies for non-financial risk management, as well as developing, implementing and supervising the application of the internal regulations that operationalize those policies;
–defining a common methodology and shared tools to enable executive areas to manage and control the non-
financial risks within their remit, including the admission of operational risk within the Group;
–coordinating the transversal processes related to the management of non-financial risks.
–Compliance unit, responsible, in accordance with the Compliance Function System and Statute, among other duties, for:
–supporting the business areas in assessing the compliance risks inherent to BBVA Group activities by promoting, prioritizing, and, where appropriate, defining and implementing plans and actions for their prevention and management;
–establishing and/or proposing internal regulations, as well as the systems, tools, procedures, indicators, and controls necessary for the management, control, and mitigation of compliance risk—including the management of certain related processes;
–supervising and verifying the management of compliance risks in accordance with the internal regulations within its scope of responsibility;
–conducting training and awareness programs for employees to foster a strong compliance culture; and
–reporting relevant compliance risk information to Senior Management and the corporate bodies.
–Risk Control Specialists , responsible, among other functions, for:
–defining a general, homogeneous framework across the Group for mitigating, controlling, and monitoring the most relevant non-financial risks within each area’s scope of responsibility;

p.71

Pillar 3 | 2025	> 4. Risk
–participating in the definition of metrics, indicators, and limits that establish risk tolerance thresholds—both at the Group and business unit level—and performing periodic follow-ups to ensure that the non-financial risk profile remains within the defined parameters;
–challenging how executive areas manage their respective non-financial risks and promoting a consistent management approach across the Group.
To support decision-making in the non-financial risk domain, the R&IC area has a governance model that enables the identification and prioritization of relevant situations from a control and risk management perspective, and facilitates proper evaluation of initiatives involving significant non-financial risks, including approval of their associated control environments.
This governance model is structured through, among others, the Regulation & Internal Control Leadership, the Operational Risk
Admission and Product Governance Committees, the Corporate Assurance Committees, the Internal Control Body for AML or the
Criminal Responsibility Committee.
Executive areas
All of the Group’s executive areas are responsible, as the first line of defense, for managing non-financial risks within their processes, activities, products, systems, and third-party relationships, including activities relying on outsourced services.
To ensure proper management and control of non-financial risks, each area is supported by a Risk Control Assurer (RCA) function, composed of individuals with the appropriate experience, expertise, and organizational standing. The RCA supports the area’s most senior executive—and the area as a whole—in ensuring that non-financial risks are managed and controlled in line with the general mitigation, control, and monitoring frameworks established by the Risk Control Specialists, within the defined management parameters and applicable internal regulations.
Parent-Subsidiary risk management relationship model
In accordance with the BBVA Group’s General Corporate Governance Policy, the Group operates under a common risk management and control framework that ensures integrated oversight. This framework consists of high-level guidelines—such as the Risk Appetite Framework—and general policies, including the Model, which are approved by BBVA’s corporate bodies for the entire Group.
To ensure that the risk strategy and risk management model are effectively implemented at the subsidiary level, a parent-
subsidiary governance model has been defined. This model includes a minimum catalog of decisions that must be adopted by the corporate bodies of subsidiaries. These decisions provide for a governance structure that is aligned with and coordinated by the parent company. Depending on the area of competence, it is the responsibility of the GRM or R&IC head of the respective business unit to formulate the relevant proposals for submission to the subsidiary’s governing body for consideration and, if appropriate, approval.
The approval of such decisions by the subsidiary’s corporate bodies entails the design and execution of a corresponding risk monitoring and control plan, which will be overseen by the proposing area.
Notwithstanding the above, certain risk-related decisions falling within the authority of the subsidiary’s corporate bodies will require prior endorsement by BBVA’s corporate bodies, in accordance with the provisions of the internal regulations in effect at any given time.
In the specific case of the Spain and Corporate & Investment Banking (CIB) business areas—which are not legally independent entities and therefore do not have their own corporate bodies separate from BBVA as the Group parent and transversal business unit, respectively—any references in this document to “corporate bodies” shall, where applicable, be understood to refer to the most senior executive responsible for the business area. In all other cases, they refer to BBVA’s own corporate bodies. Any actions

p.72

Pillar 3 | 2025	> 4. Risk
involving proposals to these bodies shall be carried out in coordination with the Group’s Head of GRM and/or Head of R&IC, as appropriate.
4.1.4. Risk appetite framework
Article 435 (1) b), e), f)
EU OVA a), b), c)
Elements
The Group’s Risk Appetite Framework (RAF) defines the Group’s target risk profile, including the level of risk the Group is willing to assume in order to achieve its objectives, taking into account the organic development of its business. The structure and key elements of the RAF are approved by the Board of Directors and are subject to regular review by the GRM and R&IC areas within the Enterprise Risk Management Committee (ERMC), and may also be updated following significant changes to the business strategy or material corporate transactions.
The RAF is tailored to each of the Group’s key business areas and is structured around the following elements approved by the
Board of Directors:
–Risk Appetite Statement: articulates the general principles of the Group’s risk strategy and its target risk profile:
"The BBVA Group aims to achieve a solid risk-adjusted profitability throughout the cycle by developing a universal banking business model. This model is based on values, centered on the needs and life goals of our clients, and prioritizes sustainability as a lever for growth, operational excellence and the preservation of adequate business security and continuity.
BBVA intends to achieve these goals while maintaining a moderate risk profile, understood as achieving profitability that is commensurate with the risks incurred throughout the cycle, and maintaining a robust financial position reflected in sufficient liquidity and capital to withstand stress scenarios.
Risk Management at BBVA is based on a holistic and forward-looking approach to all risks, enabling adaptation to the disruption risks inherent to the banking business, while leveraging the capabilities offered by innovation and technological evolution. The key pillars of risk management to promote responsible growth, with recurrent generation of value, are the diversification of portfolios across geographies, the quality and profile of asset classes and client segments, anti-money laundering and financing of terrorism prevention, the incorporation of the impact of climate change, and accompanying our clients in achieving their life goals.”
–Core Statements: based on the Risk Appetite Statement, these define the Group’s general risk management principles in the areas of solvency, liquidity and funding, and profitability and income recurrence.
–Core Metrics: quantitatively express the principles and target risk profile set out in the Risk Appetite Statement and the corresponding Core Statements. These metrics are organized under a traffic light approach, with the following thresholds:
–Management reference: a comfortable risk level for the Group.
–Maximum appetite: the highest risk level the Group is willing to accept in the normal course of business.
–Maximum capacity: the highest level of risk the Group could assume, which in some metrics is linked to regulatory requirements.
–Statements by type of risk: based on the Core Statements, these outline the general principles for managing each specific type of risk, ensuring alignment with the overall Risk Appetite Statement.

p.73

Pillar 3 | 2025	> 4. Risk
–By type of risk Metrics: based on the Core Metrics, these define specific indicators for each risk type. Each includes a maximum appetite threshold to ensure consistency with the Risk Appetite Statement and Core Metrics.
In addition, the RAF includes a set of management limits and monitoring metrics that are defined at the executive level by the risk-
owning areas to support proactive risk management and ensure alignment with the key elements of the RAF approved by the
Board of Directors.
Each key business area has its own local Risk Appetite Framework, which consist of a local Risk Appetite Statement, Core
Statements and Metrics, and By Type of Risk Statements and Metrics. These must be consistent with the Group-level RAF but tailored to the business area's specific context and approved by its respective governing bodies. Additionally, the local RAF establishes, at the local executive level, a set of management limits and monitoring metrics that are aligned with and consistent with the above.
Development process
The proposal for the Group’s Risk Appetite Framework is jointly developed by the GRM and R&IC areas, each within their respective scope of responsibility. Both areas shall operate under robust governance models that ensure the proposal is properly challenged and refined.
In this context, for financial risks, the Internal Risk Control Unit conducts an effective challenge of the proposal presented to the
Global Risk Management Committee (GRMC), whereas for non-financial risks, the corresponding statements and metrics are analyzed by the Regulation & Internal Control Leadership, which includes the Group’s senior non-financial risk executives.
Once finalized, the Enterprise Risk Management Committee (ERMC) is responsible for reviewing the RAF proposal prior to its submission to BBVA’s corporate bodies for consideration and, where appropriate, approval, in accordance with the functions set out in their respective regulations and described in the Model.
As with the Group-level RAF proposal, each business area's RAF proposal will be supported by solid governance models that ensure effective challenge and review before being submitted to the corporate governing bodies (or the most senior executive) of the respective business area. In addition, it will be ensured that the proposal is properly coordinated and aligned with the RAF approved at Group level.
Integration of the RAF into the management
The integration of the Risk Appetite Framework into the Group’s day-to-day risk management relies on the following three foundational elements:
–A consistent normative framework, headed by a set of general policies for the various risk types. These policies define the basic management guidelines and are further developed through rules and procedures, as outlined in the Internal
Normative Framework. This normative framework is complemented by specific frameworks and programs that guide the actions of executive areas to ensure appropriate risk management and control. Business units, in turn, adapt this normative framework to local requirements and their specific characteristics, ensuring that each unit has clearly defined decision-making, oversight, and control processes that are aligned with Group-wide general policies.
–The inclusion, within the Framework itself, of a set of management limits and monitoring metrics, defined by the GRM and
R&IC areas within their respective scopes. These indicators guide executive areas in the day-to-day management of risks, helping to steer the Group’s risk profile toward the target risk level.
–Comprehensive risk management across the full lifecycle, with a tailored approach based on the nature of each risk type.

p.74

Pillar 3 | 2025	> 4. Risk
Monitoring of the RAF and management of breaches
To enable the corporate bodies to effectively perform their assigned risk oversight functions, the senior executives responsible for risks must report regularly to them—with greater frequency and detail in the case of the Risk and Compliance Committee (RCC)—
on the evolution of the Group’s Risk Appetite Framework metrics. This ensures that the corporate bodies can verify the degree of compliance with the risk strategy approved by the Board of Directors.
If, during the monitoring of these metrics, the executive areas detect a significant deviation or breach of the maximum appetite threshold of the metrics that fall within the scope of the Board of Directors, they must promptly inform the RCC (via its Chair), along with a proposal for corrective measures if applicable. This communication is coordinated through the General Secretariat.
Once reviewed by the RCC, the breach is then reported to the Executive Committee—as part of its responsibility to monitor the
Group’s risk profile—and to the Board of Directors at its next scheduled meeting. The Board will decide whether to adopt any executive measures it deems necessary, including the potential revision of any RAF metric. To support this decision, the RCC will submit all relevant information, including the analysis provided by the executive areas and its own assessment.
However, once the information has been analysed and the proposal for corrective measures reviewed by the CRC, the CDP may adopt, for urgent matters and in accordance with applicable legal provisions, the Executive Committee may adopt measures that would otherwise fall under the authority of the Board. These decisions must then be communicated to the RCC (via its Chair) and reported to the Board of Directors at its next meeting.
In all cases, enhanced monitoring will be implemented for the breached metric—including more frequent and granular reporting if needed—until the deviation is fully resolved. Updates will be provided to the corporate bodies in accordance with their respective supervisory and control functions.
Additionally, the executive areas may establish reinforced monitoring and breach management models to anticipate or address
RAF metric breaches. Any such developments will be reported to the RCC, Executive Committee, and Board of Directors, following the communication standards outlined in this section—or with greater frequency if deemed appropriate.
Management thresholds for fundamental metrics shall be established as early-warning alerts prior to exceeding the maximum risk appetite, without requiring remediation plans if breached. A notification will occur at an executive level within the relevant area
(GRM or R&IC), with updates provided to the Corporate Bodies during periodic monitoring session.
At the business unit level, the senior GRM and R&IC executives of each area must report periodically—within their respective scopes—to their local corporate bodies (or to the most senior executive, if no such bodies exist) on the evolution of their own RAF metrics. This follows a structure consistent with the Group-level governance model.
4.1.5. Risk assessment, monitoring and reporting
Article 435 (1) c) CRR
EU OVA d)
The assessment, monitoring, and reporting of both financial and non-financial risks at the Group level enable the Model to maintain a dynamic and forward-looking approach, ensuring compliance with the Risk Appetite Framework (RAF) approved by the Board, even under adverse scenarios.
This process is integrated into the day-to-day activities of the GRM and R&IC units, both at the corporate level and within business areas. Within the framework of the Enterprise Risk Management Committee (ERMC), the process also ensures that the highest executive level maintains a holistic view of the risks affecting the Group.
The process is structured across the following stages:

p.75

Pillar 3 | 2025	> 4. Risk
–Identification (Risk Assessment) of the material risks to which BBVA is exposed. This includes identifying key risk events
(including emerging risks) as well as key vulnerabilities, both at the Group level and within individual business areas.
–Risk profile monitoring of the Group and the evolution of identified risk factors using a range of internal indicators, peer comparisons, and market data, enabling the anticipation of future developments.
–Impact assessment of realized risk factors on RAF metrics under various scenarios, including stress scenarios.
–Response to undesirable situations and corrective measures proposal, enabling the Group to manage risk proactively even before the undesired event materializes.
–Reporting: ensures that risk information is conveyed to the corporate bodies and senior management in a comprehensive and reliable manner, in accordance with principles of transparency, accountability, accuracy, completeness, clarity, relevance, timeliness, and confidentiality.
4.1.6. Internal regulation, resources and infrastructure
Article 435 (1) b) CRR
EU OVA b)
To ensure prudent and forward-looking risk management, as well as proper oversight and control, the Group relies on the following key enablers:
–Internal regulation, comprising general policies (including the Model), rules, and procedures that define roles, responsibilities, guidelines, and processes for risk management and control across the Group.
–A qualified team, composed of individuals with the necessary skills, experience, and technical capabilities, and sized appropriately to the Group’s business activities. The composition and profile of the risk team will evolve over time based on the nature and level of risks the Group faces, the analytical and technological capabilities required, and the specific conditions in the markets where the Group operates.
–Appropriate methodologies and models, which support the measurement and management of different risk types, as well as the assessment of capital required to absorb those risks
–Technology infrastructure and systems, which support the Risk Appetite Framework, enable the calculation and measurement of variables, parameters, and data across different risk types, facilitate risk management and control, and provide a platform for storing and leveraging data needed for risk oversight and reporting to both corporate bodies and supervisory authorities.
–Data governance, which ensures that the Group has access to high-quality, sufficient data for its risk management processes, based on principles of governance, infrastructure, accuracy and integrity, completeness, timeliness, and adaptability.
All these components follow a global and consistent approach, delivering value both to the Group as a whole and to the individual entities that comprise it, in alignment with corporate-level standards
4.1.7. Risk culture
Article 435 (1) e) CRR
EU OVA c)
BBVA has fostered a risk culture, grounded in the decisions and guidance issued by its corporate bodies. These have promoted responsible risk management, aligned with the Group’s corporate culture and core values.
The Board of Directors and Senior Management actively promote a shared understanding of risk throughout the organization. This shared vision is communicated to all areas and levels, so that all employees understand, manage, and control the financial and

p.76

Pillar 3 | 2025	> 4. Risk
non-financial risks relevant to their role, in a consistent manner according to the type of risk, and in line with the highest standards of integrity, ethical conduct, and compliance with applicable regulations.
This approach ensures that day-to-day decisions involving risk management and control are made based on a common set of attitudes and behaviors across the organization. These are built on a clear understanding of the risks being assumed (awareness), responsibility for one’s risk-related actions (accountability), a constructive environment (atmosphere) that promotes open dialogue.
The Group’s risk culture is developed and reinforced through a coherent set of integrated levers, including the Risk Appetite
Framework, general policies and other internal regulations, decision-making processes, indicator-based monitoring and control
(KPIs/KRIs), ongoing training, internal communication, incentives, testing exercises, and internal audits.
The Enterprise Risk Management Committee (ERMC), as the Group’s most senior executive body in this area, is responsible for promoting, developing, and monitoring the risk culture across the organization. To this end, it is supported by the GRM and R&IC areas, which actively contribute to its promotion, action planning, and structured reporting on its progress.
4.1.8. Transactions with related parties
Article 435 (1) f).ii) CRR
EU OVA a)
In addition to the provisions of the General Risk Management and Control Model, the BBVA Group has internal policies and procedures in place to approve, supervise, and control related-party transactions and intra-group transactions.
In this regard, BBVA and other Group subsidiaries, in their capacity as financial entities, carry out transactions with their related parties in the normal course of their business, all of which are not significant and are carried out under normal market conditions.
Additionally, BBVA Group has a resolution strategy defined by the SRB as Multiple Point of Entry (MPE), which is based, according to the Financial Self-Sufficiency Principle and the Decentralized Management Principle, on a decentralized business model in which the subsidiaries are substantially self-sufficient in terms of legal structure, governance, capital, funding relationships and operations, subject, however, to the corporate policies established for the BBVA Group and to the general supervision and control of the corporate areas. Under this model, and subject to these principles, funding operations for subsidiaries are limited and at market prices.
Details of transactions with related parties and transactions with joint ventures and associates can be found in note 53 of the BBVA
Group Consolidated Financial Statements.

p.77

Pillar 3 | 2025	> 4. Risk
4.2.Credit and Counterparty Risk
4.2.1. Scope and nature of the Credit Risk measurement and reporting systems for capital framework purposes
Article 435 (1)  a), b), c), f) CRR
EU CRA a), b), c), d)
Credit risk arises from the probability that one of the parties to the financial instrument contract will default on its contractual obligations due to insolvency or inability to pay and cause the other party to incur a financial loss.
It is the most relevant risk for the Group and includes the management of issuer, settlement and country risks, with counterparty risk constituting an additional risk category within BBVA’s risk taxonomy.
The Group has a risk strategy established by the Board of Directors of the parent company, which establishes the Group's Risk
Appetite statement, core metrics and the statements and metrics by type of risk in which it materializes, as well as the General
Risk Management and Control Model.
The credit risk statement outlines BBVA's general principles and objectives in managing this risk, which are specified through a set of metrics related to economic capital, asset quality, portfolio structure, and profitability. Maximum appetite thresholds are established for these metrics, defining the Group's credit risk profile.
The Risk and Compliance Committee assists the Board of Directors in different areas relating to risk control and monitoring, complementing these functions by submitting to the Board proposals on the Group's risk strategy, control and management. It also establishes, in line with the Group's Risk Appetite Framework approved by the Board of Directors, the control and management policies for the different risks of the Group.
The Risk and Compliance Committee, the Executive Committee and the Board itself adequately monitor the implementation of the
Group's risk strategy and profile.
Based on the risk strategy determined by the Board of Directors, and as part of the Risk Appetite Framework, the Global Risk
Management Committee approves the management limits structure that articulates the framework at the level of geographies, risk types, asset classes and portfolios, including the proposed Asset Allocation management limits that are established on an annual basis with the appropriate level of disaggregation.
Asset Allocation limits for portfolios, businesses and risks are defined, considering the established metrics, in terms of exposure, capital consumption, profitability and composition of the portfolio mix, subject to the restrictions framework resulting from the target risk profile definition. These limits are established through a combination of quantitative criteria aimed at maximising the profitability–risk trade-off, based on the risk positioning and its alignment with business projections.
The Corporate Risk Area establishes individual, portfolio, sector and geographic risk concentration thresholds. These thresholds are established in terms of EAD and Herfindahl indexes in order to limit the impact on capital consumption.

p.78

Pillar 3 | 2025	> 4. Risk
The Business Areas work in line with the global view and the defined metrics, optimizing in terms of profitability-risk, within the
Group's limits and policies, each of the portfolios for which they are responsible.
Existing gaps with regard to the target portfolio are identified at global level and submitted to the Business Areas, establishing global and local plans to align the risk with the predefined target profile and taking into account the expected future evolution of the portfolios.
For risk and capital management purposes, credit risk at BBVA is quantified using two main measures: expected loss ("EL") and economic capital ("EC"). The expected loss reflects the average value of losses and is considered as business cost. However, economic capital is the amount of capital considered necessary to cover unexpected losses arising from the possibility that actual losses may exceed expected losses.
These risk measures are combined with profitability information within the value-based management framework, thus integrating the profitability-risk binomial in decision-making, from the business strategy definition to the approval of individual loans, pricing, the assessment of non-performing portfolios, incentives to the Group's areas, etc.
There are three essential parameters for obtaining the aforementioned measures (PE and CE): probability of default ("PD"), loss given default ("LGD") and exposure at default ("EAD"), based mainly on the estimation of credit conversion factors ("CCF"), which are generally estimated using the historical information available in the systems, and which are assigned to transactions and customers depending on their characteristics.
In this context, credit rating tools (ratings and scorings) assess the risk of each client/transaction based on its credit quality through a score, which is used in the allocation of risk metrics along with other additional information: age of facilities, loan-to-
value ratio, client segment, etc.
Section 4.2.7.1. of this document details the definitions, methods and data used by the Group in determining the own funds requirements for the estimation of the probability of default (PD), loss given default (LGD) and credit conversion factor (CCF).
4.2.2.Definitions and methodologies
4.2.2.1.Prudential definition of default
Article 442 a), b) CRR
EU CRB a), b), c)
The definition of default in the prudential field is included in Article 178 of Regulation (EU) No. 575/2013. This definition is applicable both under the standardized approach and under the internal ratings-based (IRB) approach.
Likewise, for the purposes of the application of point (b) of Article 178(1) of Regulation (EU) No 575/2013, where any amount of principal, interest or fee has not been paid at the date it was due, the Group recognises this as the credit obligation past due.
In 2021, the EBA Guidelines (EBA/GL/2016/07) and the Regulations on materiality thresholds (Delegated Regulation of the
European Commission 2018/171 and Regulation 2018/1845 of the European Central Bank) that develop the content of the aforementioned article 178, entered into force. The modifications introduced cover aspects such as the calculation of past due days, clarifications on the indicators of probable non-payment (“Unlikely to Pay”), the criteria for the classification to non-
defaulted status, definition of retail exposures and aspects related to documentation and external governance. During 2021, BBVA completed the implementation of the prudential definition of default, both for portfolios under the standardised approach, as well as portfolios under the IRB approach, once the relevant supervisory authorization has been received.
Currently, the BBVA Group considers that a default has occurred in relation to a certain obligor when at least one of the following circumstances occurs:

p.79

Pillar 3 | 2025	> 4. Risk
a.that the obligor has a delay for more than 90 consecutive days with respect to any significant credit obligation to the entity.
b.that the entity considers that there are reasonable doubts about the payment of all of its credit obligations to the entity itself, the parent company or any of its subsidiaries, without resorting to actions such as the execution of guarantees.
In relation to the computation of past due days, an obligor is considered in default when the sum of the past due amounts in all its credit obligations with the entity exceed the materiality thresholds (both absolute and relative) for more than 90 consecutive days.
The absolute threshold is set at €100 for retail exposures and €500 for wholesale exposures and the relative threshold at 1% of all on-balance sheet exposures to the obligor.
Regarding the existence of reasonable doubts about payment, the following elements are considered as indicators of probability of default:
A.Specific credit risk adjustments: an adjustment to the carrying amount as a result of a sharp deterioration in the credit risk quality of the obligor is an indicator of probable default.
B.Sale of credit obligations with significant economic loss: a sale of a credit obligation against an obligor with a material economic loss related to a deterioration in credit quality should be considered an indicator of default. When the economic loss exceeds the 5% threshold, the credit obligations will be considered to be in default.
C.Distressed restructuring: it is considered that there is an indicator of probable default, and therefore the client must be considered in default, when the restructuring or refinancing measures may result in a reduction of the financial obligation that is considered to be caused by a material forgiveness or deferral of principal, interest or fees.
Specifically, unless proven otherwise, transactions that meet any of the following criteria will be reclassified to the default risk category:
–They are supported by an inadequate payment plan.
–They Include contractual clauses that delay the reimbursement of the operation through regular payments.
–Present amounts derecognized from the balance sheet.
In any case, a restructuring will be considered impaired when the reduction in the net present value of the financial obligation is greater than 1%.
D.Bankruptcy/Arrangement/Liquidation/Failure/Pre-arrangement of the client: These situations will be valued as indicators of non-payment as long as this prevents or delays the payments of credit obligations to the institution.
E.Fraud: If credit fraud is identified before the default is recognized.
The definition of default is applied at the debtor level for wholesale counterparties. Therefore, the classification of any material exposure of a client as defaulted, either because it is more than 90 past due days or due to any of the subjective criteria, implies the consideration of all the client's exposures as default.
Regarding retail customers, the definition of default is applied at the contract level following risk management practices.
Notwithstanding the foregoing, when an operation of a retail client presents defaults of more than 90 days and this represents more than 20% of the client's total balance, all its operations are considered in default.
Additionally, it should be noted that when operations of related entities with the holder are considered in default, including both entities of the same group and those with which there is a relationship of economic or financial dependence, the operations of the holder are also classified as default if after its analysis it is concluded that there are reasonable doubts about its total reimbursement.

p.80

Pillar 3 | 2025	> 4. Risk
The classification of an operation as in default is carried out in such a way that each contract can only be either in default or non default in its entirety.
With regard to transactions/customers classified as in default, it should be noted that they will cease to be classified as such when no default trigger is still applicable, either because the client/transaction does not have material past due balances, that is, above both materiality thresholds, for more than 90 consecutive days, either when the recovery process is considered complete in accordance with the entity's recovery management or because no criterion of probable non-payment continues to apply. However, in any case, at least three months must elapse from the moment in which the situation that triggered the non-payment ceased to be fulfilled in order to stop classifying an operation in a defaulted situation as such. During this period, the obligor must show good payment behaviour and an improvement in its credit quality. In restructuring processes, the minimum period will be one year.
4.2.2.2.Accounting definitions and methodologies
Article 442 a), b) CRR
EU CRB a), c), d)
The calculation of credit risk adjustments applicable to the BBVA Group's Consolidated Financial Statements follows the provisions of IFRS 9 - Financial Instruments. This standard establishes an expected loss model to calculate aforementioned provision for credit risk.
Credit risk provision is calculated for financial assets valued at amortised cost, debt instruments valued at fair value with changes in accumulated other comprehensive income, financial guarantee contracts and other commitments. All financial instruments measured at fair value through profit or loss are excluded from the impairment model.
Given the nature of the calculation of provisions under IFRS 9, all adjustments are considered specific credit risk adjustments for the purposes of Regulation (EU) No. 575/2013 of the European Parliament and of the Council.
Definition of impaired financial asset
According to IFRS 9, an asset is credit-impaired (stage 3) if one or more events have occurred and they have a detrimental impact on the estimated future cash flows of the asset.
The definition of impaired asset under IFRS 9 is currently aligned with that of default used by the Group both for internal credit risk management and for regulatory purposes, in accordance with the definitions established in the Guidelines mentioned in section
4.2.2.1, as well as in the CRR. This alignment facilitates the integration of both definitions in credit risk management, giving coherence and consistency in the processes.
Definition of restructured exposure
For accounting purposes, the Group uses the concept of restructured exposure for a transaction in which, for economic or legal reasons related to current or foreseeable financial difficulties of the holder (or holders), its financial conditions are modified in order to facilitate the payment of the debt (principal and interest) because the holder is unable, or is expected to be unable, to comply with those conditions in due time and form. In this respect, the definition used for accounting purposes is aligned with the definition used for the purposes of Article 47b of the CRR.

p.81

Pillar 3 | 2025	> 4. Risk
4.2.3.Exposure to credit risk
According to Article 5 of the CRR, with respect to the regulatory capital requirements for credit risk, exposure is understood to be any asset item and all items included in the Group’s off-balance sheet accounts involving credit risk and not deducted from the
Group’s bank capital. Accordingly, mainly loan and advances to customers are included, with their corresponding undrawn balances, letters of credit and guarantees, debt securities and capital instruments, cash and balances with central banks and credit institutions, repurchase and reverse repurchase agreements, financial derivatives and intangible assets.
The credit risk exposure specified in the following sections of this document is broken down into credit risk according to the standardised approach (Section 4.2.6), credit risk according to the advanced approach (Section 4.2.7), counterparty credit risk
(Section 4.2.8), securitisation credit risk (Section 4.2.9) and structural equity risk (Section 4.4.3).
The following table shows the main metrics of credit risk (including counterparty credit risk) by approach and exposure class as of
December 31, 2025:

p.82

Pillar 3 | 2025	> 4. Risk

TABLE 16. CREDIT RISK AND COUNTERPARTY RISK EXPOSURE (MILLION EUROS. 12-31-2025)

Exposure Class	Original Exposure(1)	Provisions	Net exposure of provisions(3)	On-balance exposure after credit risk mitigation techniques(4a)	Off-balance exposure after credit risk mitigation techniques(4b)	Exposure in the adjusted value(5)	EAD(6)	RWA	RWA density
Central governments or central banks	192,022	(57)	191,965	202,316	8,257	214,243	210,125	28,687	14%
Regional governments or local authorities	28,064	(12)	28,052	2,275	560	2,819	2,486	1,491	60%
Public sector entities	1,807	(1)	1,807	854	351	1,273	1,064	784	74%
Multilateral development banks	570	—	570	2,615	—	2,620	2,620	2	—%
International organisations	676	—	676	454	5	459	459	—	—
Institutions	40,608	(42)	40,566	10,131	20,122	32,254	13,757	4,546	33%
Corporates	87,817	(418)	87,399	49,121	24,411	75,067	60,007	55,842	93%
Retail	211,229	(3,280)	207,949	97,162	106,841	199,975	97,924	66,795	68%
Secured by mortgages on immovable property	44,300	(370)	43,930	41,866	1,654	43,346	42,357	18,640	44%
Exposures in default	10,818	(6,364)	4,454	3,790	315	4,068	3,849	3,951	103%
Subordinated debt exposures	—	—	—	—	—	—	—	—	—%
Covered bonds	—	—	—	—	—	—	—	—	—
Claims on institutions and corporates with a short-term credit assessment	—	—	—	—	—	—	—	—	—%
Collective investments undertakings	469	—	469	175	293	469	322	805	250%
Equity exposures	6,175	—	6,175	6,134	—	6,175	6,175	14,105	228%
Other exposures	21,693	—	21,693	21,470	8	21,721	21,716	12,954	60%
Total standardised approach	646,249	(10,544)	635,705	438,364	162,819	604,488	462,860	208,602	45%
FIRB approach	329,775	(1,600)		154,329	129,643	322,613	239,451	95,381	40%
Central governments or central banks	—	—		—	—	—	—	—	—%
Regional governments or local authorities	—	—		—	—	—	—	—	—%
Public sector entities	—	—		—	—	—	—	—	—%
Institutions	62,884	(6)		19,739	13,334	64,004	55,488	9,183	17%
Corporates	266,892	(1,594)		134,590	116,309	258,609	183,963	86,198	47%
AIRB approach	70,770	(829)		66,875	3,852	70,726	67,645	15,580	23%
Central governments or central banks	—	—		—	—	—	—	—	—%
Regional governments or local authorities	—	—		—	—	—	—	—	—%
Public sector entities	—	—		—	—	—	—	—	—%
Corporates	—	—		—	—	—	—	—	—%
Retail	70,770	(829)		66,875	3,852	70,726	67,645	15,580	23%
Total IRB approach	400,545	(2,429)		221,204	133,495	393,339	307,096	110,961	36%
Total positions in securitisation (7)	31,041	(5)	31,036	30,478	—	29,327	29,327	5,121	17%
Total credit risk	1,077,835	(12,977)	666,742	690,046	296,314	1,027,154	799,283	324,683	41%
(1) Gross exposure value before credit risk mitigation techniques and CCF, excluding contributions to the default fund for a CCP.
(2) Includes provisions and impairment of financial assets and contingent risk and commitments.
(3) Exposures are only adjusted by credit risk adjustments in the case of the standardised method.. The original exposurefor equity is shown net of impairment.
(4a) (4b) Reduced exposure by eligible credit risk mitigation techniques is included, either on-balance sheet or off-balance sheet, not subject to counterparty credit risk according to Chapter 4 of CRR. In the case of securitisation exposure,

(5) Under the standardised approach, it corresponds to the exposure value after the application of the eligible credit risk mitigation techniques, net of volatility adjustments.
(6) Exposure at default.
(7) This row includes the SEC-SA, SEC-ERBA and SEC-IRBA methods. The exposure of securitisations with a risk weight of 1,250% which are deducted from own funds is included (€98.573 thousand).

p.83

Pillar 3 | 2025	> 4. Risk
Within the framework of the implementation of CRR3 and the transitional provisions applicable to IRB approaches, in 2025 the
Group developed a holistic modelling strategy aimed at assessing the suitability, scope and sustainability of internal credit risk models.
As a result of this exercise, and subject to approval by the European Central Bank, the Advanced IRB (AIRB) approach has been partially reversed in favour of the Foundation IRB (FIRB) approach or the Standardised approach for certain exposures of BBVA,
S.A. and BBVA México.
This action is part of the process of adapting to the new European regulatory framework and is intended to reinforce methodological robustness, consistency in the calculation of APRs and alignment with supervisory expectations regarding internal models.
During 2025, the evolution in exposure and RWA is due to the activity in the different portfolios, the variation of which will be detailed in their respective sections.
See following sections for more information on the variations of RWA by standardised and IRB approaches.
The distribution of the Group's original exposure by geography (classification by country of the counterparty) is shown below:

p.84

Pillar 3 | 2025	> 4. Risk

CHART 11. DISTRIBUTION BY GEOGRAPHICAL AREA OF EXPOSURE TO CREDIT RISK

Distribution of OE by Geographical Areas 2025

26%
33%
10%
14%
18%
Spain
Mexico
Turkey
South America
Other countries [1]

Distribution of OE by Geographical Areas 2024

30%
32%
9%
12%
16%
Spain
Mexico
Turkey
South America
Other countries [1]

The average RWA densities for credit and counterparty risk as of December 31, 2025 are shown below, by exposure class and geography where the Group operates.

p.85

Pillar 3 | 2025	> 4. Risk

TABLE 17. BREAKDOWN OF RWA DENSITY BY GEOGRAPHICAL AREA AND APPROACH (MILLION EUROS. 12-31-2025)

	RWA Density(1)
	Spain	Mexico	Turkey	South America	Other areas(2)	Total
Central governments or central banks (3)	10%	20%	34%	49%	2%	14%
Regional governments or local authorities	17%	96%	100%	100%	21%	60%
Public sector entities	64%	16%	100%	100%	20%	74%
Multilateral development banks	—%	—%	—%	—%	—%	—%
International organisations	—%	—%	—%	—%	—%	—%
Institutions	18%	30%	86%	42%	27%	33%
Corporates	87%	96%	95%	96%	81%	93%
Retail	65%	71%	65%	71%	73%	68%
Secured by mortgages on immovable property	49%	40%	60%	44%	45%	44%
Exposures in default	109%	100%	102%	102%	105%	103%
Subordinated debt exposures	—%	—%	—%	—%	—%	—%
Covered bonds	—%	—%	—%	—%	—%	—%
Claims on institutions and corporates with a short- term credit assessment	—%	—%	—%	—%	—%	—%
Collective investments undertakings	250%	—%	—%	—%	250%	250%
Equity exposures	195%	250%	252%	250%	250%	228%
Other exposures	92%	49%	65%	42%	15%	60%
Total standardised approach	29%	51%	67%	70%	21%	45%
Central governments or central banks	—%	—%	—%	—%	—%	—%
Regional governments or local authorities	—%	—%	—%	—%	—%	—%
Public sector entities	—%	—%	—%	—%	—%	—%
Institutions	18%	37%	110%	40%	15%	17%
Corporates	54%	47%	117%	55%	41%	47%
Retail	23%	23%	67%	32%	32%	23%
Collective investment undertakings (CIU)	—%	—%	—%	—%	—%	—%
Total IRB approach	36%	47%	111%	50%	32%	36%
Total positions in securitisation	16%	—%	—%	—%	26%	17%
Total credit risk	31%	50%	68%	68%	28%	41%
(1) Calculated as RWA/EAD.
(2) Other countries includes mainly exposures in Europe (excluding Spain), United States and Asia.
(3) Includes deferred tax assets net of deferred tax liabilities.
4.2.3.1.Credit quality of exposures
Article 442 c), d), e), f), g) CRR
The carrying amount of performing and non-performing exposures, broken down by product and counterparty sector, as of
December 31, 2025 and as of December 31, 2024, is below:

p.86

Pillar 3 | 2025	> 4. Risk

TABLE 18. EU CR1 - PERFORMING AND NON-PERFORMING EXPOSURES AND RELATED PROVISIONS (MILLION EUROS. 12-31-2025)

	Gross carrying amount (1) /nominal amount						Accumulated impairment, accumulated negative changes in fair value due to credit risk and provisions (2)						Accumulated partial write- off	Collateral and financial guarantees received
	Performing exposures (3)			Non-performing exposures			Performing exposures			Non-performing exposures
		Of which: stage 1	Of which: stage 2		Of which: stage 2	Of which: stage 3		Of which: stage 1	Of which: stage 2		Of which: stage 2	Of which: stage 3		On performing exposures	On non- performing exposures
Cash balances at central banks and other demand deposits	50,902	50,902	—	—	—	—	(6)	(6)	—	—	—	—	—	—	—
Loans and advances	494,384	462,619	31,223	14,354	—	14,354	(4,460)	(2,507)	(1,953)	(7,992)	—	(7,992)	(150)	213,702	3,988
Central banks	10,881	10,881	—	—	—	—	(12)	(12)	—	—	—	—	—	—	—
General governments	25,726	25,649	77	18	—	18	(10)	(8)	(2)	(8)	—	(8)	—	8,453	4
Credit institutions	24,402	24,259	34	—	—	—	(20)	(18)	(1)	—	—	—	—	9,817	—
Other financial corporations	23,451	23,349	101	11	—	11	(18)	(16)	(1)	(7)	—	(7)	—	6,031	3
Non-financial corporations	217,012	204,426	12,395	5,118	—	5,118	(1,217)	(591)	(625)	(2,961)	—	(2,961)	(150)	88,975	1,369
Of which: SME	61,380	55,784	5,474	3,646	—	3,646	(556)	(310)	(246)	(2,081)	—	(2,081)	(8)	36,420	1,048
Households	192,911	174,055	18,617	9,207	—	9,207	(3,184)	(1,860)	(1,324)	(5,015)	—	(5,015)	—	100,427	2,612
Debt securities	108,576	108,399	5	62	—	62	(47)	(47)	—	(41)	—	(41)	—	—	—
Central banks	1,917	1,807	—	—	—	—	—	—	—	—	—	—	—	—	—
General governments	95,422	95,386	—	—	—	—	(39)	(39)	—	—	—	—	—	—	—
Credit institutions	4,840	4,839	—	—	—	—	(1)	(1)	—	—	—	—	—	—	—
Other financial corporations	2,520	2,494	—	60	—	60	(4)	(4)	—	(39)	—	(39)	—	—	—
Non-financial corporations	3,877	3,872	5	1	—	1	(2)	(2)	—	(1)	—	(1)	—	—	—
Off-balance-sheet exposures	311,591	302,752	8,839	676	—	676	548	387	160	177	—	177		9,851	78
Central banks	—	—	—	—	—	—	—	—	—	—	—	—		—	—
General governments	4,400	4,372	28	—	—	—	1	1	—	—	—	—		87	—
Credit institutions	26,262	26,208	54	—	—	—	4	3	—	—	—	—		50	—
Other financial corporations	21,230	20,844	386	1	—	1	6	4	2	—	—	—		143	—
Non-financial corporations	160,366	155,288	5,078	561	—	561	183	87	96	158	—	158		8,541	70
Households	99,333	96,040	3,293	114	—	114	354	292	63	19	—	19		1,030	7
Total	965,452	924,672	40,067	15,092	—	15,092	(5,061)	(2,947)	(2,114)	(8,210)	—	(8,210)	(150)	223,553	4,065
(1) Includes the carrying amount of reverse repurchase agreements and positions subject to the securitisation framework.
(2) Off-balance sheet exposures provisions are shown as positive, in line with FINREP regulatory financial reporting models.
(3) Includes gross carrying amount of the "amortised cost" portfolio, the "fair value through other comprehensive income" portfolio and the "fair value through P&L" portfolios. Due to this, the balance of the rows other than "Cash and balances with central banks" performing may differ from the sum of the balances of stage 1 and stage 2 columns for these rows.

p.87

Pillar 3 | 2025	> 4. Risk

EU CR1 (MILLION EUROS. 6-30-2025)

	Gross carrying amount (1) /nominal amount						Accumulated impairment, accumulated negative changes in fair value due to credit risk and provisions (2)						Accumulated write-off	Collateral and financial guarantees received
	Performing exposures (3)			Non-performing exposures			Performing exposures			Non-performing exposures
		Of which: stage 1	Of which: stage 2		Of which: stage 2	Of which: stage 3		Of which: stage 1	Of which: stage 2		Of which: stage 2	Of which: stage 3		On performing exposures	On non- performing exposures
Cash balances at central banks and other demand deposits	34,070	34,070	—	—	—	—	(8)	(8)	—	—	—	—	—	—	—
Loans and advances	457,451	426,756	30,276	14,136	—	14,136	(4,262)	(2,443)	(1,819)	(7,430)	—	(7,430)	(143.466)	200,633	4,498
Central banks	8,732	8,732	—	—	—	—	(7)	(7)	—	—	—	—	—	—	—
General governments	25,978	25,904	73	20	—	20	(10)	(8)	(2)	(7)	—	(7)	—	7,838	7
Credit institutions	24,428	24,364	9	—	—	—	(17)	(16)	(1)	—	—	—	—	9,683	—
Other financial corporations	19,378	19,049	329	11	—	11	(16)	(13)	(3)	(7)	—	(7)	—	5,095	3.218
Non-financial corporations	197,820	184,583	13,051	4,883	—	4,883	(1,283)	(647)	(637)	(2,732)	—	(2,732)	(143)	83,177	1,547
Of which: SME	56,233	49,468	6,640	3,477	—	3,477	(643)	(350)	(293)	(1,919)	—	(1,919)	(27)	32,552	1,244
Households	181,115	164,124	16,814	9,223	—	9,223	(2,929)	(1,752)	(1,177)	(4,683)	—	(4,683)	—	94,840	2,941
Debt securities	99,139	98,559	2	64	—	64	(61)	(61)	—	(39)	—	(39)	—	—	—
Central banks	665	422	—	—	—	—	—	—	—	—	—	—	—	—	—
General governments	87,434	87,138	—	—	—	—	(53)	(53)	—	—	—	—	—	—	—
Credit institutions	4,626	4,626	—	—	—	—	(1)	(1)	—	—	—	—	—	—	—
Other financial corporations	2,310	2,273	—	63	—	63	(4)	(4)	—	(38)	—	(38)	—	—	—
Non-financial corporations	4,104	4,101	2	1	—	1	(3)	(2)	—	(1)	—	(1)	—	—	—
Off-balance-sheet exposures	293,326	285,170	8,156	653	—	653	442	310	132	171	—	171		11,999	86
Central banks	539	539	—	—	—	—	—	—	—	—	—	—		—	—
General governments	3,502	3,471	32	2	—	2	1	1	—	—	—	—		243	—
Credit institutions	41,915	41,877	38	—	—	—	3	2	—	—	—	—		6	—
Other financial corporations	16,488	16,282	205	1	—	1	6	4	1.195	—	—	—		94	—
Non-financial corporations	144,972	139,928	5,044	545	—	545	167	88	78	154	—	154		10,586	77
Households	85,911	83,074	2,837	106	—	106	266	213	53	16	—	16		1,070	9
Total	883,986	844,555	38,434	14,854	—	14,854	(4,773)	(2,822)	(1,952)	(7,640)	—	(7,640)	(143)	212,632	4,584
(1) Includes the carrying amount of reverse repurchase agreements and positions subject to the securitisation framework.
(2) Off-balance sheet exposures provisions are shown as positive, in line with FINREP regulatory financial reporting models.
(3) Includes gross carrying amount of the "amortised cost" portfolio, the "fair value through other comprehensive income" portfolio and the "fair value through P&L" portfolios. Due to this, the balance of the rows other than "Cash and balances with central banks" performing may differ from the sum of the balances of stage 1 and stage 2 columns for these rows.

p.88

Pillar 3 | 2025	> 4. Risk
During the second half of 2025 there was an increase in exposure, linked mainly to the organic growth of activity, particularly lending to corporates and retail, and to a lesser extent, the off balance sheet exposures.
Non performing exposures, in constant terms, slightly increased from June 2025.
Similarly, the accumulated impairment and negative changes in fair value had a slight increase.
The following table shows the credit quality of performing and non-performing exposures according to the number of past due days as of December 31, 2025 and December 31, 2024:

p.89

Pillar 3 | 2025	> 4. Risk

TABLE 19. EU CQ3 - CREDIT QUALITY OF PERFORMING AND NON-PERFORMING EXPOSURES BY PAST DUE DAYS (MILLION EUROS. 12-31-2025)

	Gross carrying amount (1) /nominal amount
	Performing exposures			Non-performing exposures
		Not past due or past due ≤ 30 days	Past due > 30 days ≤ 90 days		Unlikely to pay that are not past due or are past due ≤ 90 days	Past due > 90 days ≤ 180 days	Past due > 180 days ≤ 1 year	Past due > 1 year ≤ 2 years	Past due > 2 years ≤ 5 years	Past due > 5 years ≤ 7 years	Past due > 7 years	Of which defaulted
Cash balances at central banks and other demand deposits	50,902	50,902	—	—	—	—	—	—	—	—	—	—
Loans and advances	494,384	492,699	1,685	14,354	7,378	1,954	1,864	1,700	1,313	53	90	14,354
Central banks	10,881	10,881	—	—	—	—	—	—	—	—	—	—
General governments	25,726	25,722	4	18	10	—	2	—	5	—	1	18
Credit institutions	24,402	24,402	—	—	—	—	—	—	—	—	—	—
Other financial corporations	23,451	23,451	—	11	8	—	1	1	1	—	—	11
Non-financial corporations	217,012	216,632	380	5,118	2,465	462	693	667	704	49	78	5,118
Of which SMEs	61,380	61,138	241	3,646	1,690	285	506	507	610	17	31	3,646
Households	192,911	191,611	1,300	9,207	4,895	1,492	1,169	1,032	604	4	11	9,207
Debt Securities	108,576	108,576	—	62	62	—	—	—	—	—	—	62
Central banks	1,917	1,917	—	—	—	—	—	—	—	—	—	—
General governments	95,422	95,422	—	—	—	—	—	—	—	—	—	—
Credit institutions	4,840	4,840	—	—	—	—	—	—	—	—	—	—
Other financial corporations	2,520	2,520	—	60	60	—	—	—	—	—	—	60
Non-financial corporations	3,877	3,877	—	1	1	—	—	—	—	—	—	1
Off-balance sheet exposures	311,591			676								676
Central banks	—			—								—
General governments	4,400			—								—
Credit institutions	26,262			—								—
Other financial corporations	21,230			1								1
Non-financial corporations	160,366			561								561
Households	99,333			114								114
Total	965,452	652,177	1,685	15,092	7,440	1,954	1,864	1,700	1,313	53	90	15,092
(1) Includes the carrying amount of reverse repurchase agreements and positions subject to the securitisation framework.

p.90

Pillar 3 | 2025	> 4. Risk

EU CQ3 (MILLION EUROS. 12-31-2024)

	Gross carrying amount (1) /nominal amount
	Performing exposures			Non-performing exposures
		Not past due or past due ≤ 30 days	Past due > 30 days ≤ 90 days		Unlikely to pay that are not past due or are past due ≤ 90 days	Past due > 90 days ≤ 180 days	Past due > 180 days ≤ 1 year	Past due > 1 year ≤ 2 years	Past due > 2 years ≤ 5 years	Past due > 5 years ≤ 7 years	Past due > 7 years	Of which defaulted
Cash balances at central banks and other demand deposits	42,582	42,582	—	—	—	—	—	—	—	—	—	—
Loans and advances	440,695	439,077	1,618	14,217	7,630	1,814	1,768	1,784	1,037	110	73	14,217
Central banks	8,261	8,261	—	—	—	—	—	—	—	—	—	—
General governments	21,889	21,883	6	26	23	—	—	—	1	—	2	26
Credit institutions	22,388	22,388	—	2	—	—	—	1.639	—	—	—	2
Other financial corporations	17,371	17,371	—	13	8	1	1.073	2.467	—	—	—	13
Non-financial corporations	192,808	192,565	242	5,014	2,474	384	631	781	587	104	54	5,014
Of which SMEs	57,329	57,170	159	3,492	1,458	290	514	622	529	37	43	3,492
Households	177,978	176,609	1,369	9,162	5,125	1,430	1,136	998	450	6	17	9,162
Debt Securities	96,695	96,695	—	50	50	—	—	—	—	—	—	50
Central banks	679	679	—	—	—	—	—	—	—	—	—	—
General governments	85,240	85,240	—	—	—	—	—	—	—	—	—	—
Credit institutions	3,470	3,470	—	—	—	—	—	—	—	—	—	—
Other financial corporations	2,579	2,579	—	48	48	—	—	—	—	—	—	48
Non-financial corporations	4,727	4,727	—	2	2	—	—	—	—	—	—	2
Off-balance sheet exposures	261,040			791								791
Central banks	254			—								—
General governments	3,783			1								1
Credit institutions	20,525			—								—
Other financial corporations	14,353			1								1
Non-financial corporations	141,930			690								690
Households	80,195			100								100
Total	841,011	578,353	1,618	15,057	7,680	1,814	1,768	1,784	1,037	110	73	15,057
(1) Includes the carrying amount of reverse repurchase agreements and positions subject to the securitisation framework.

p.91

Pillar 3 | 2025	> 4. Risk
The distribution of exposures by geographical area as of December 31, 2025 and June 30, 2025 are below:

TABLE 20. EU CQ4 - QUALITY OF NON-PERFORMING EXPOSURES BY GEOGRAPHY (MILLION EUROS. 12-31-2025)

	Gross carrying amount(1)(2) / nominal amount						Accumulated negative changes in fair value due to credit risk on non- performing exposures
		Of which: non performing	Of which: defaulted	Of which: subject to impairment (3)	Accumulated impairment	Provisions on off- balance sheet (4)
On balance exposures	668,277	14,416	14,416	667,563	(12,546)		—
Spain	248,774	6,432	6,432	248,762	(4,448)		—
Mexico	126,809	2,818	2,818	126,270	(3,485)		—
Turkey	70,252	2,576	2,576	70,235	(1,926)		—
South America	73,739	2,254	2,254	73,606	(2,255)		—
Other countries (5)	148,704	337	337	148,691	(431)		—
Off balance exposures	312,267	676	676			725
Spain	62,461	340	340			113
Mexico	31,635	17	17			233
Turkey	67,191	153	153			203
South America	26,019	152	152			119
Other countries (5)	124,961	14	14			57
Total	980,544	15,092	15,092	667,563	(12,546)	725	—
(1) Includes the carrying amount of reverse repurchase agreements and positions subject to the securitisation framework.
(2) Includes gross carrying amount of the "cash balances at central banks and other demand deposits" portfolio, the "amortised cost" portfolio, the "fair value through other comprehensive income" portfolio and the "fair value through P&L" portfolios.

(3) Includes gross carrying amount of "cash balances at central banks and other demand deposits" portfolio, assets at amortised cost and assets at fair value through other comprehensive income.
(4) Off-balance sheet exposures provisions are shown as positive, in line with FINREP regulatory financial reporting models.
(5) Other countries includes mainly exposures in Europe (excluding Spain), United States and Asia.

p.92

Pillar 3 | 2025	> 4. Risk

EU CQ4 (MILLION EUROS. 6-30-2025)

	Gross carrying amount(1)(2) / nominal amount						Accumulated negative changes in fair value due to credit risk on non- performing exposures
		Of which: non performing	Of which: defaulted	Of which: subject to impairment (3)	Accumulated impairment	Provisions on off- balance sheet (4)
On balance exposures	604,860	14,201	14,201	603,863	(11,800)		—
Spain	232,096	7,229	7,229	232,089	(4,505)		—
Mexico	118,213	2,521	2,521	117,786	(3,142)		—
Turkey	64,691	2,014	2,014	64,678	(1,703)		—
South America	67,087	2,117	2,117	66,566	(2,070)		—
Other countries (5)	122,774	319	319	122,744	(380)		—
Off balance exposures	293,979	653	653			613
Spain	58,967	346	346			122
Mexico	27,677	13	13			174
Turkey	54,025	122	122			174
South America	25,205	146	146			100
Other countries (5)	128,105	26	26			42
Total	898,839	14,854	14,854	603,863	(11,800)	613	—
(1) Includes the carrying amount of reverse repurchase agreements and positions subject to the securitisation framework.
(2) Includes gross carrying amount of the "cash balances at central banks and other demand deposits" portfolio, the "amortised cost" portfolio, the "fair value through other comprehensive income" portfolio and the "fair value through P&L" portfolios.

(3) Includes gross carrying amount of "cash balances at central banks and other demand deposits" portfolio, assets at amortised cost and assets at fair value through other comprehensive income.
(4) Off-balance sheet exposures provisions are shown as positive, in line with FINREP regulatory financial reporting models.
(5) Other countries includes mainly exposures in Europe (excluding Spain), United States and Asia.

p.93

Pillar 3 | 2025	> 4. Risk
Throughout 2025, and specifically in the second half, activity grew in the main geographies where the Group operates. This growth was due to the strong dynamism in lending, standing out United States where CIB operations are particularly noteworthy.
Meanwhile, in Turkey there has been a significant increase in Turkish lira and foreign currency lending across all products. In
Mexico, the increase has mainly occurred in the retail segment.
In terms of non-performing exposure, in constant terms, the slight increase is mainly explained by Turkey, where new restructuring regulations have come into force, although this has been partially offset by portfolio sales and recoveries in the wholesale segment. In South America, growth has mainly occurred in Argentina. Growth in other regions has been offset by the decline at BBVA, S.A., which made two portfolio sales in the second half of the year.
Annex VIII is an extension of this table, showing the ten countries with the highest on-balance sheet exposures and the ten countries with the highest off-balance sheet exposures as of December 31, 2025.
The distribution by counterparty sector of total and non-performing exposures of loans and advances, as well as their impairment as of December 31, 2025 and June 30, 2025, are shown below:

TABLE 21. EU CQ5 - CREDIT QUALITY OF LOANS AND ADVANCES TO NON-FINANCIAL CORPORATIONS BY INDUSTRY (MILLION EUROS. 12-31-2025)

	Gross carrying amount (1)(2) /nominal amount					Accumulated negative changes in fair value due to credit risk on non- performing exposures
		Of which: non performing	Of which: defaulted	Of which: subject to impairment (3)	Accumulated impairment
Agriculture, forestry and fishing	5,583	152	152	5,583	(134)	—
Mining and quarrying	4,396	37	37	4,396	(42)	—
Manufacturing	53,223	1,034	1,034	53,159	(831)	—
Electricity, gas, steam and air conditioning supply	18,087	269	269	18,087	(206)	—
Water supply	1,160	23	23	1,160	(18)	—
Construction	11,599	469	469	11,599	(353)	—
Wholesale and retail trade	41,930	1,388	1,388	41,930	(1,054)	—
Transport and storage	13,641	288	288	13,636	(236)	—
Accommodation and food service activities	9,929	237	237	9,929	(192)	—
Information and communication	13,410	106	106	13,410	(85)	—
Financial activities and insurance	11,644	103	103	11,644	(158)	—
Real estate activities	13,425	369	369	13,304	(214)	—
Professional, scientific and technical activities	5,765	216	216	5,763	(184)	—
Administrative and support service activities	5,708	130	130	5,708	(109)	—
Public administration and defence, compulsory social security	2,327	5	5	2,327	(7)	—
Education	679	27	27	679	(20)	—
Human health services and social work activities	2,387	85	85	2,387	(55)	—
Arts, entertainment and recreation	912	32	32	912	(27)	—
Other services	6,327	147	147	6,327	(253)	—
Total	222,130	5,118	5,118	221,939	(4,178)	—
(1) Includes the carrying amount of reverse repurchase agreements and positions subject to the securitisation framework.
(2) Includes gross carrying amount of assets at amortised cost, assets at fair value through other comprehensive income and assets designated at fair value through profit and loss other than those held for trading.

(3) Includes gross carrying amount of assets at amortised cost and assets at fair value through other comprehensive income.

p.94

Pillar 3 | 2025	> 4. Risk

EU CQ5 (MILLION EUROS. 6-30-2025)

	Gross carrying amount (1)(2) /nominal amount					Accumulated negative changes in fair value due to credit risk on non-performing exposures
		Of which: non performing	Of which: defaulted	Of which: subject to impairment (3)	Accumulated impairment
Agriculture, forestry and fishing	4,922	177	177	4,922	(144)	—
Mining and quarrying	4,757	24	24	4,757	(45)	—
Manufacturing	50,966	918	918	50,904	(733)	—
Electricity, gas, steam and air conditioning supply	18,083	50	50	18,083	(167)	—
Water supply	1,208	24	24	1,208	(16)	—
Construction	10,728	484	484	10,725	(346)	—
Wholesale and retail trade	36,752	1,296	1,296	36,752	(1,004)	—
Transport and storage	12,391	282	282	12,385	(223)	—
Accommodation and food service activities	9,208	244	244	9,208	(190)	—
Information and communication	9,997	107	107	9,997	(76)	—
Financial activities and insurance	11,147	88	88	11,147	(130)	—
Real estate activities	12,362	589	589	12,247	(371)	—
Professional, scientific and technical activities	5,223	222	222	5,223	(165)	—
Administrative and support service activities	5,427	124	124	5,427	(99)	—
Public administration and defence, compulsory social security	281	4	4	281	(6)	—
Education	665	26	26	665	(17)	—
Human health services and social work activities	2,267	45	45	2,267	(37)	—
Arts, entertainment and recreation	715	39	39	715	(24)	—
Other services	5,603	140	140	5,603	(221)	—
Total	202,702	4,883	4,883	202,516	(4,015)	—
(1) Includes the carrying amount of reverse repurchase agreements and positions subject to the securitisation framework.
(2) Includes gross carrying amount of assets at amortised cost, assets at fair value through other comprehensive income and assets designated at fair value through profit and loss other than those held for trading.

(3) Includes gross carrying amount of assets at amortised cost and assets at fair value through other comprehensive income.
During the second half of 2025, the gross book balance of loans and advances to non-financial corporations increased by 10%
compared to June, in current terms. Despite defaulted exposures increased by €236 million and the impairment by €163 million, the impairment ratio was  -10 basis points below the June 2025 level.
The distribution of the gross book value of performing and non-performing exposures of loans and debt securities by residual maturity is presented below. The accounting values as of  December 31, 2025 and June 30, 2025 are presented:

p.95

Pillar 3 | 2025	> 4. Risk

TABLE 22. EU CR1-A - MATURITY OF EXPOSURES (MILLION EUROS. 12-31-2025)

	Value of net exposure(1)
	On demand	≤ 1 year	> 1 year ≤ 5 year	> 5 year	No stated maturity	Total
Loans and advances	6,193	153,859	158,726	177,533	—	496,310
Debt securities	—	25,096	43,959	39,200	218	108,472
Total	6,193	178,955	202,685	216,733	218	604,783
(1) Includes gross carrying amount of the "amortised cost" portfolio, the "fair value through other comprehensive income" portfolio and the "fair value through P&L" portfolios.

EU CR1-A (MILLION EUROS. 6-30-2025)

	Value of net exposure(1)
	On demand	≤ 1 year	> 1 year ≤ 5 year	> 5 year	No stated maturity	Total
Loans and advances	5,945	147,218	138,257	168,475	—	459,895
Debt securities	—	20,690	42,790	35,089	118	98,687
Total	5,945	167,908	181,047	203,564	118	558,582
(1) Includes gross carrying amount of the "amortised cost" portfolio, the "fair value through other comprehensive income" portfolio and the "fair value through P&L" portfolios.
The changes of non performing exposures between December 31, 2024 and December 31, 2025 is shown below in the following tables:

TABLE 23. EU CR2 - CHANGES IN THE BALANCE OF EXPOSURES TO CREDIT RISK IN DEFAULT AND IMPAIRED (MILLION EUROS)

Gross book value of defaulted exposures
Balance as of December 2024	15,057
Loans and debt securities that have defaulted or whose value has deteriorated since the last reporting period	6,082
Reclassification to non-default status	(3,442)
Amounts recognized as write-offs	(2,287)
Other changes	(556)
Balance as of June 2025	14,854

Gross book value of defaulted exposures
Balance as of June 2025	14,854
Loans and debt securities that have defaulted or whose value has deteriorated since the last reporting period	7,069
Reclassification to non-default status	(3,475)
Amounts recognized as write-offs	(2,247)
Other changes	(1,109)
Balance as of December 2025	15,092
The balance of defaulted exposures has remained almost stable (+0.2%) offsetting the increase in the second half of the year mentioned above.the decrease of the first half of the year.
Annex IX shows the standardised table EU CR2 including changes in the stock of non-performing loans and advances.
A table with a general overview of forborne exposures is shown below, which includes the amounts as of December 31, 2025  and the main figures as of June 30, 2025:

p.96

Pillar 3 | 2025	> 4. Risk

TABLE 24. EU CQ1 - CREDIT QUALITY OF FORBORNE EXPOSURES (MILLION EUROS. 12-31-2025)

	Gross carrying amount (1) /nominal amount of exposures with forbearance measures				Accumulated impairment, accumulated negative changes in fair value due to credit risk and provisions (2)		Collateral received and financial guarantees received on forborne exposures
		Non-performing forborne
	Performing forborne		Of which defaulted	Of which impaired	On performing forborne exposures	On non- performing forborne exposures		Of which collateral and financial guarantees received on non- performing exposures with forbearance measures
Cash balances at central banks and other demand deposits	—	—	—	—	—	—	—	—
Loans and advances	5,381	6,055	6,055	6,055	(496)	(3,027)	4,618	1,907
Central banks	—	—	—	—	—	—	—	—
General governments	23	7	7	7	(1)	(5)	—	—
Credit institutions	—	—	—	—	—	—	—	—
Other financial corporations	1	4	4	4	—	(2)	3	2
Non-financial corporations	2,235	2,509	2,509	2,509	(243)	(1,323)	1,654	634
Households	3,122	3,535	3,535	3,535	(252)	(1,698)	2,961	1,271
Debt Securities	—	10	10	10	—	(3)	—	—
Loan commitments given	231	24	24	24	13	4	—	—
Total exposures	5,612	6,089	6,089	6,089	(509)	(3,034)	4,618	1,907
(1) Includes the carrying amount of reverse repurchase agreements and positions subject to the securitisation framework.
(2) Off-balance sheet exposures provisions are shown as positive, in line with FINREP regulatory financial reporting models.

EU CQ1 (MILLION EUROS. 6-30-2025)

	Gross carrying amount (1) /nominal amount of exposures with forbearance measures				Accumulated impairment, accumulated negative changes in fair value due to credit risk and provisions (2)		Collateral received and financial guarantees received on forborne exposures
		Non-performing forborne
	Performing forborne		Of which defaulted	Of which impaired	On performing forborne exposures	On non- performing forborne exposures		Of which collateral and financial guarantees received on non-performing exposures with forbearance measures
Cash balances at central banks and other demand deposits	—	—	—	—	—	—	—	—
Loans and advances	4,537	6,474	6,474	6,474	(417)	(3,136)	4,832	2,307
Central banks	—	—	—	—	—	—	—	—
General governments	24	8	8	8	(2)	(4)	—	—
Credit institutions	—	—	—	—	—	—	—	—
Other financial corporations	4	4	4	4	—	(2)	6	3
Non-financial corporations	1,911	2,557	2,557	2,557	(204)	(1,382)	1,733	757
Households	2,598	3,904	3,904	3,904	(211)	(1,749)	3,092	1,548
Debt Securities	—	—	—	—	—	—	—	—
Loan commitments given	144	22	22	22	5	3	—	—
Total exposures	4,681	6,496	6,496	6,496	(422)	(3,139)	4,832	2,307
(1) Includes the carrying amount of reverse repurchase agreements and positions subject to the securitisation framework.
(2) Off-balance sheet exposures provisions are shown as positive, in line with FINREP regulatory financial reporting models.
The amounts of collateral obtained by taking possession and execution processes as of December 31, 2025 and June 30, 2025 are shown below, differentiating property, plant and equipment from other collateral:

p.97

Pillar 3 | 2025	> 4. Risk

TABLE 25. EU CQ7 - COLLATERAL OBTAINED BY TAKING POSSESSION AND EXECUTION PROCESSES (MILLION EUROS)

	12-31-2025		6-30-2025
	Collateral obtained		Collateral obtained
	Value at initial recognition(1)	Accumulated negative changes(2)	Value at initial recognition(1)	Accumulated negative changes(2)
Property, plant and equipment (PP&E)	—	—	—	—
Other than PP&E	880	(316)	925	(291)
Residential immovable property	660	(220)	676	(185)
Commercial Immovable property	186	(64)	208	(80)
Movable property (auto, shipping, etc.)	8	(7)	8	(5)
Equity and debt instruments	20	(21)	28	(20)
Other	6	(4)	6	(1)
Total	880	(316)	925	(291)
(1) Value at initial recognition: the gross carrying amount of the collateral obtained by taking possession at initial recognition.
(2) Cumulative negative changes: cumulative impairment or negative cumulative changes in the value of collateral initially recognised.
4.2.4. Hedging and risk reduction policies. Supervision strategies and processes
Article 435 (1) d) CRR
EU OVA g), EU CRA b)
In certain cases, maximum credit risk exposure is reduced by collateral, credit enhancements and other actions which mitigate the
Group’s exposure. The BBVA Group applies a credit risk hedging and mitigation policy deriving from a banking approach focused on relationship banking. The existence of guarantees could be a necessary but not sufficient instrument for accepting risks, as the assumption of risks by the Group requires prior evaluation of the debtor’s capacity for repayment, or that the debtor can generate sufficient resources to allow the amortization of the risk incurred under the agreed terms.
The policy of accepting risks is therefore organized into three different levels in the BBVA Group:
–analysis of the financial risk of the transaction, based on the debtor’s capacity for repayment or generation of funds;
–the constitution of guarantees that are adequate, or at any rate generally accepted, for the risk assumed, in any of the generally accepted forms: monetary, secured, personal or hedge guarantees; and
–assessment of the repayment risk (asset liquidity) of the guarantees received.
This is carried out through a prudent risk policy that consists of the analysis of the financial risk, based on the capacity for reimbursement or generation of resources of the borrower, the analysis of the guarantee, assessing, among others, the efficiency, the robustness and the risk, the adequacy of the guarantee with the operation and other aspects such as the location, currency, concentration or the existence of limitations. Additionally, the necessary tasks for the constitution of guarantees must be carried out - in any of the generally accepted forms (collaterals, personal guarantees and financial hedge instruments) - appropriate to the risk assumed.
The procedures for the management and valuation of collateral are set out in the corporate general policies (retail and wholesale), which establish the basic principles for credit risk management, including the management of collaterals assigned in transactions with customers. The criteria for the systematic, standardized and effective treatment of collateral in credit transaction procedures in BBVA Group’s wholesale and retail banking are included in the Specific Collateral Rules.

p.98

Pillar 3 | 2025	> 4. Risk
The methods used to value the collateral are in line with the best market practices and imply the use of appraisal of real estate collateral, the market price in market securities, the trading price of shares in mutual funds, etc. All the collaterals received must be correctly assigned and entered in the corresponding register. They must also have the approval of the Group’s legal units.
The valuation of the collateral is taken into account in the calculation of the expected losses. The Group has developed internal models to estimate the realization value of the collaterals received, the time that elapses until then, the costs for their acquisition, maintenance and subsequent sale, from real observations based on its own experience. This modeling is part of the LGD estimation processes that are applied to the different segments, and is included within the annual review and validation procedures.
The following is a description of the main types of collateral for each financial instrument class:
–Debt instruments held for trading: the guarantees or credit enhancements obtained directly from the issuer or counterparty are implicit in the clauses of the instrument (mainly guarantees of the issuer).
–Derivatives and hedging derivatives: in derivatives, credit risk is minimized through contractual netting agreements, where positive- and negative-value derivatives with the same counterparty are offset for their net balance. There may likewise be other kinds of guarantees and collaterals, depending on counterparty solvency and the nature of the transaction (mainly collaterals).
–Other financial assets designated at fair value through profit or loss and financial assets at fair value through other comprehensive income: the guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent to the structure of the instrument (mainly personal guarantees).
–Financial assets at amortised cost:
a.Loans and advances to credit institutions: these usually have the counterparty’s personal guarantee or pledged securities in the case of reverse repurchase agreements (repos).
b.Loans and advances to customers: most of these loans and advances are backed by personal guarantees extended by the customer. There may also be collateral to secure loans and advances to customers (such as mortgages, cash collaterals, pledged securities and other collateral), or to obtain other credit enhancements
(bonds or insurances).
c.Debt securities: the guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent to the structure of the instrument.
–Financial guarantees, other contingent risks and drawable by third parties: these have the counterparty’s personal guarantee or other types of collaterals.
4.2.5.Information on credit risk mitigation techniques
4.2.5.1.Processes and use of on- and off-balance sheet netting
Article 453 a) CRR
EU CRC a)
Derivative contracts are executed under master agreements —such as ISDA (International Swaps and Derivatives Association) or
CMOF (Contrato Marco de Operaciones Financieras)— that incorporate netting mechanisms.
The specific clauses of each agreement determine which transactions may be subject to netting, thus establishing the scope of the contractual offsetting.

p.99

Pillar 3 | 2025	> 4. Risk
The application of counterparty risk mitigation techniques, such as position netting and the use of collateral agreements, contributes to reducing the total exposure, understood as the sum of the current market value and the potential associated risk.
Financial assets and liabilities may be netted in certain cases. In particular, they are presented for a net amount on the consolidated balance sheet only when the Group's entities satisfy the provisions of IAS 32-Paragraph 42, so they have both the legal right to net recognised amounts, and the intention of settling the net amount or of realizing the asset and simultaneously paying the liability.
4.2.5.2.Hedging based on collateral
4.2.5.2.1.Management and valuation policies and procedures
Article 453 b) CRR
EU CRC b)
The procedures for management and valuation of collateral are included in the Specific Collateral Rules, or in the Policies and
Procedures for Retail and Wholesale Credit Risk.
These Policies and Procedures lay down the basic principles of credit risk management, which includes the management of the collateral assigned in transactions with customers.
Accordingly, the risk management model jointly values the existence of a suitable cash flow generation by the debtor that enables them to service the debt, together with the existence of suitable and sufficient guarantees that ensure the recovery of the credit when the debtor’s circumstances render them unable to meet their obligations.
The valuation of collaterals is carried out in a rigorous and prudent manner, with the necessary information to determine it and with extreme caution in the use of appraisal values and any other type of valuation by independent experts. At the time of granting credit, unless local regulations provide for a shorter term, individual appraisals / independent expert appraisals must be available for a maximum age of one year in new origination proposals or that imply an increase in the amount over the existing risk; and
three years in proposals on existing risk such as subrogations, forbearance, financing of assets on the group's balance sheet, etc.
In the case of non-performing assets, as well as in restructuring and refinancing, the appraisal review period will be twelve months.
The milestones under which the valuations of the collaterals must be updated in accordance with local regulation are established under these prudential principles.
Random or rotating case assignment processes must be established to ensure the independence in the activity of the professionals or companies in charge of the appraisal with respect to the credit originating units. The valuation of non-real estate guarantees will also be carried out considering the general principles of prudence and rigour. Similarly, the independence and objectivity of the valuations is a critical factor that must be guaranteed through the use of external sources or the value contrast with them. Given the heterogeneity of this type of guarantees, in general the validity of the valuations must be ensured through documentation (for example, pro-forma invoices for movable property, certificates of deposits) or through consultation processes of market values (eg. in securities accounts, investment funds).
With respect to the entities that carry out the valuation of the collateral, principles are in place in accordance with local regulations that govern the level of customer loyalty and dependence on the Group, along with related processes. These valuations will be updated by statistical methods, indices or appraisals of goods, consultation of internal and external sources, etc. which shall be carried out under the generally accepted standards in each market and in accordance with local regulations.
For the validation of the collaterals, the Legal Services, support in the formalisation process ensuring that the requirements are met so that the guarantees are duly established in the corresponding jurisdiction. The guarantees are required to be included in the corresponding policies, duly guarded and registered in the official formats and bodies established, in order to fully preserve their recovery effectiveness. In general, these policies must include the general circumstances of the guarantees, the description of the assets that act as collateral, the obligations and rights of the parties involved and the related insurance.

p.100

Pillar 3 | 2025	> 4. Risk
Additionally, a critical review of the valuation is carried out, focusing in particular on aspects such as its understandability, the prudence of the assumptions and the clear and reasonable identification of other comparable properties used as a reference to determine the appraised value. In the wholesale sphere, the possibility of carrying out a due diligence will be considered when the risk or complexity of the operation so requires.
4.2.5.2.2.Types of collateral
Article 453 c) CRR
EU CRC c)
As collateral for the purpose of calculating bank capital, the Group uses the hedging established in the solvency regulations. The following are the main types of collateral available in the Group:
–Mortgage Guarantees: The collateral is the property upon which the loan is arranged.
–Financial guarantees: Their object is any one of the following financial assets, as per articles 197 and 198 of the solvency regulation.
–Cash deposits, deposit certificates or similar instruments.
–Debt securities issued for the different categories.
–Shares or convertible bonds.
–Other goods and rights used as a real collateral: The following property and rights are considered acceptable as collateral as per Article 200 of the CRR.
–Cash deposits, deposit certificates or similar instruments held in third-party institutions other than the lending credit institution, when these are pledged in favour of the latter.
–Life insurance policies pledged in favour of the lending credit institution.
–Debt securities issued by other institutions, provided that these securities are to be repurchased at a pre-set price by the issuing institutions at the request of the holder of the securities.
4.2.5.3.Hedging based on personal guarantees
Article 453 d) CRR
EU CRC d)
According to the solvency regulations, unfunded credit protection consists of personal guarantees, including those arising from credit insurance, that have been granted by the providers of protection defined in Articles 201 and 202 of the solvency regulation.
In the category of Retail exposure under the advanced measurement approach, unfunded credit protection impacts the PD and does not reduce the amount of the credit risk in EAD.
4.2.5.4.Amount of the credit risk mitigation
Article 453 f), g) CRR
This section shows the amounts of credit risk mitigation techniques.
In line with the EBA standards published in June 2024 (EBA/ITS/2024/05), the following table shows the book value of secured and unsecured exposures, including all guarantees recognised for accounting purposes, regardless of their use for capital purposes.

p.101

Pillar 3 | 2025	> 4. Risk

TABLE 26. EU CR3 - CRM TECHNIQUES - OVERVIEW (MILLION EUROS. 12-31-2025)

	Exposures unsecured - carrying amount (1)	Exposures secured - Carrying amount (1)	Exposures secured by collateral	Exposures secured by financial guarantees (2)	Exposures secured by credit derivatives
Total Loans	329,516	217,690	151,746	65,944	—
Total debt securities	108,550	—	—	—	—
Total exposures	438,065	217,690	151,746	65,944	—
Of which: non performing	2,395	3,988	3,081	907	—
Of which: defaulted	2,395	3,988	3,081	907	—
(1) Includes net carrying amount of the "amortised cost" portfolio, the "fair value through other comprehensive income" portfolio and the "fair value through P&L" portfolios, as well as cash and balances with central banks.

(2) Excluding personal guarantees (unfunded credit protection which impacts on the PD but not in EAD.

EU CR3 (MILLION EUROS. 6-30-2025)

	Exposures unsecured - carrying amount (1)	Exposures secured - Carrying amount (1)	Exposures secured by collateral	Exposures secured by financial guarantees (2)	Exposures secured by credit derivatives
Total Loans	288,826	205,131	144,941	60,189	—
Total debt securities	99,103	—	—	—	—
Total exposures	387,929	205,131	144,941	60,189	—
Of which: non performing	2,234	4,498	3,352	1,146	—
Of which: defaulted	2,234	4,498	3,352	1,146	—
(1) Includes net carrying amount of the "amortised cost" portfolio, the "fair value through other comprehensive income" portfolio and the "fair value through P&L" portfolios, as well as cash and balances with central banks.

(2) Excluding personal guarantees (unfunded credit protection which impacts on the PD but not in EAD.
During 2025, a non significant variation has been observed in the coverage level, which reached as of December 31, 2025 a percentage of 33%, slightly lower than the coverage recorded in June (35%).
Currently, the Group does not use credit derivatives as a credit risk mitigation technique.
For a breakdown of the specific mitigation techniques for the standardised and IRB approaches to credit risk, see sections 4.2.6.2.
y 4.2.7.2. respectively.
4.2.5.5.Risk concentration
Article 453 e) CRR
EU CRC e)
BBVA has established the measurement, monitoring and reporting criteria for the analysis of large credit exposures that could represent a concentration risk, with the aim of ensuring their alignment with the risk appetite framework defined in the Group.
Particularly, measurement and monitoring criteria are established for large exposures at the level of individual concentrations, concentrations of retail portfolios, wholesale sectors and geographies.
A quarterly measurement and monitoring process has been established for reviewing concentration risk.
The main measures to prevent risk concentration in BBVA are:
–At both the Group level and the subsidiaries belonging to the banking group, the information of customers (groups) that hold the largest exposures (greater than 10% of fully loaded Tier1; in the subsidiaries their level of own funds are used) is available. If a customer presents a concentration that exceeds the thresholds, the reasonableness of maintaining this exposure must be justified, or the measures to reduce the exposure be explained (for example, cancellation of risk) in writing every year.

p.102

Pillar 3 | 2025	> 4. Risk
–As an additional support to management, the portfolio concentration is calculated using the Herfindahl index. To date, the concentration at Group level is “very low”.
–The credit risk mitigation does not have a significant impact on the Group’s large exposures, being used solely as a mechanism for mitigating intra-group risk (“standby letters of credit” issued by BBVA in favor of the banking Group’s subsidiaries).
–The concentration to different industries is calculated based on the risk aggregation by economic activity. BBVA uses a classification that groups activities into 16 sectors. All of them are under the acceptable thresholds at the Group level.
–In retail portfolios, the analysis is carried out at subportfolio level (mortgage and non-mortgage retail). Both are below the acceptable thresholds at the Group level.
4.2.6.Information on the standardised approach
4.2.6.1.Identification of external rating agencies and credit ratings assignments
Article 444 a), b), c), d) CRR
EU CRD a), b), c), d)
The external credit assessment institutions (ECAIs) appointed by the Group to determine the risk weights applicable to its exposure are as follows: Standard & Poors’, Moodys, Fitch and DBRS.
The ratings of ECAI are used for exposures to wholesale portfolios, basically those involving “Sovereigns and central banks” in developed countries, and “Financial Institutions”.
In cases where a counterparty has ratings from different ECAIs, the Group follows the procedure laid down in Article 138 of the
Solvency Regulations, which specifies the order of priority to be used in the assignment of ratings.
When two different credit ratings made by designated ECAIs are available for a rated exposure, the higher risk weight will be applied. However, when there are more than two credit ratings for the same rated exposure, use is to be made of the two credit ratings that provide the lowest risk weights. If the two lowest risk weights coincide, then that weight will be applied; if they do not coincide, the higher of the two will be applied.
The correspondence between the alphanumeric scale of each agency used and the risk categories used by the Group are defined in the Implementing Technical Standards on the mapping of ECAIs credit assessment under Article 136(1) and (3) of Regulation
(EU) No. 575/2013; complying with the provisions of Article 136 of the CRR.
The number of cases and the amount of the assignments of credit ratings to public share issuances in the banking book are not relevant for the Group in terms of credit admission and issuer risk management.
4.2.6.2.Exposure values before and after the application of credit risk mitigation techniques
Articles 444 d), 453 g), h), i) CRR
The original exposure net of value adjustments and provisions, before and the application of after risk mitigation techniques and credit conversion factors (CCF), as well as RWA density for each exposure category, according to the standardised approach, are shown below, excluding securitisation and counterparty credit risk exposure:

p.103

Pillar 3 | 2025	> 4. Risk

TABLE 27. EU CR4 - STANDARDISED APPROACH - CREDIT RISK EXPOSURE AND CREDIT RISK MITIGATION EFFECTS (MILLION EUROS. 12-31-2025)

	Exposures before CCF and CRM(1)		Exposures post-CCF and CRM(2)		RWA(3) and RWA Density
	On-balance sheet amount	Off-balance sheet amount	On-balance sheet amount	Off-balance sheet amount	RWA	RWA Density
Central governments or central banks	170,141	2,652	202,150	4,139	27,557	13%
Non-central government public sector entities	26,553	2,918	3,098	356	2,244	65%
Regional governments or local authorities	25,353	2,567	2,244	227	1,488	60%
Public sector entities	1,201	351	854	130	756	77%
Multilateral development banks	483	—	2,615	—	2	0%
International organisations	676	—	454	5	—	0%
Institutions	10,085	20,085	10,131	1,624	4,181	36
Covered bonds	—	—	—	—	—	0%
Corporates	50,498	25,232	48,111	9,089	53,668	94%
Of which: Specialised Lending	2,999	301	2,998	221	2,880	89%
Subordinated debt exposures and equity	6,134	—	6,134	—	14,003	228%
Subordinated debt exposures	—	—	—	—	—	0%
Equity	6,134	—	6,134	—	14,003	228%
Retail	100,733	107,215	93,575	4,349	66,794	68%
Secured by mortgages on immovable property and ADC exposures	42,276	1,654	41,696	660	18,640	44%
Secured by mortgages on residential immovable property - non IPRE	30,620	217	30,367	31	9,153	30%
Secured by mortgages on residential immovable property - IPRE	599	—	595	—	214	36%
Secured by mortgages on commercial immovable property - non IPRE	6,784	703	6,666	431	4,451	63%
Secured by mortgages on commercial immovable property - IPRE	1,639	16	1,626	7	1,027	63%
Acquisition, Development and Construction (ADC)	2,635	719	2,441	192	3,795	144%
Exposures in default	4,136	318	3,760	89	3,951	103%
Claims on institutions and corporates with a short-term credit assessment	—	—	—	—	—	—
Collective investment undertakings (CIU)	175	293	175	147	805	250%
Other items	21,449	1	21,470	3	12,711	59%
Not applicable
Total	433,340	160,370	433,370	20,461	204,557	45%
(1) Net OE: original exposure net of value adjustments and provisions.
(2) EAD: original exposure net of value adjustments and provisions after CRM and CCF.
(3) RWA: EAD after risk-weighting.

p.104

Pillar 3 | 2025	> 4. Risk

EU CR4 (MILLION EUROS. 6-30-2025)

	Exposures before CCF and CRM(1)		Exposures post-CCF and CRM(2)		RWA(3) and RWA Density
	On-balance sheet amount	Off-balance sheet amount	On-balance sheet amount	Off-balance sheet amount	RWA	RWA Density
Central governments or central banks	141,455	3,924	171,766	3,148	26,033	15%
Non-central government public sector entities	25,597	2,386	2,588	309	2,023	70%
Regional governments or local authorities	24,348	2,063	1,716	202	1,227	64%
Public sector entities	1,248	323	872	108	796	81%
Multilateral development banks	376	—	1,710	5	2	0%
International organisations	758	—	758	—	—	0%
Institutions	9,215	32,546	9,281	1,672	4,051	37
Covered bonds	—	—	—	—	—	0%
Corporates	47,070	23,178	45,723	8,230	50,710	94%
Of which: Specialised Lending	3,005	354	3,004	252	2,940	90%
Subordinated debt exposures and equity	6,381	311	6,381	156	15,840	242%
Subordinated debt exposures	—	—	—	—	—	0%
Equity	6,381	311	6,381	156	15,840	242%
Retail	72,038	66,285	63,912	4,175	46,362	68%
Secured by mortgages on immovable property and ADC exposures	37,504	1,395	37,069	593	16,918	45%
Secured by mortgages on residential immovable property - non IPRE	27,008	149	26,921	9	8,616	32%
Secured by mortgages on residential immovable property - IPRE	478	—	477	—	170	36%
Secured by mortgages on commercial immovable property - non IPRE	6,510	695	6,369	431	4,291	63%
Secured by mortgages on commercial immovable property - IPRE	1,339	19	1,333	18	873	65%
Acquisition, Development and Construction (ADC)	2,169	533	1,968	135	2,967	141%
Exposures in default	3,498	266	3,109	73	3,276	103%
Claims on institutions and corporates with a short-term credit assessment	—	—	—	—	—	—
Collective investment undertakings (CIU)	—	—	—	—	—	0%
Other items	20,186	—	20,202	1	13,296	66%
Not applicable
Total	364,078	130,291	362,497	18,364	178,510	47%
(1) Net OE: original exposure net of value adjustments and provisions.
(2) EAD: original exposure net of value adjustments and provisions after CRM and CCF.
(3) RWA: EAD after risk-weighting.
The increase in exposure observed during the period is mainly explained by the increase in the retail, corporate and sovereign portfolios, although this organic growth is partially attenuated by the exchange rate effect, especially in the case of retail and corporate. On the other hand, as a result of regulatory impacts, there has been a significant increase in the retail portfolio following the reclassification of certain portfolios in Mexico and Spain from the advanced approach to the standardised approach.
The average density in these categories remains largely unchanged, and therefore the evolution of RWA is in line with this growth in exposure.
In addition, the following tables show the exposure net of provisions, after the application of credit risk mitigation techniques and
CCFs by risk weights and exposure categories under the standardised approach, excluding securitisation positions and counterparty credit risk exposure.

p.105

Pillar 3 | 2025	> 4. Risk

TABLE 28. EU CR5 - STANDARDISED APPROACH: EXPOSURE VALUES AFTER APPLICATION OF CREDIT RISK MITIGATION TECHNIQUES (MILLION EUROS. 12-31-2025)

	Risk Weight
	0%	2%	4%	10%	20%	30%	35%	40%	45%	50%
Central governments or central banks	177,848	—	—	299	985	—	—	—	—	9,732
Non-central government public sector entities	603	—	—	—	621	—	—	—	—	222
Regional governments or local authorities	406	—	—	—	582	—	—	—	—	222
Public sector entities	197	—	—	—	39	—	—	—	—	—
Multilateral development banks	2,604	—	—	—	11	—	—	—	—	—
International organisations	458	—	—	—	—	—	—	—	—	—
Institutions	—	103	—	—	7,684	1,259	—	—	—	884
Covered bonds	—	—	—	—	—	—	—	—	—	—
Corporates	—	—	—	—	967	—	—	—	—	473
Of which: Specialised Lending	—	—	—	—	—	—	—	—	—	—
Subordinated debt exposures and equity	—	—	—	—	—	—	—	—	—	—
Subordinated debt exposures	—	—	—	—	—	—	—	—	—	—
Equity	—	—	—	—	—	—	—	—	—	—
Retail exposures	—	—	—	—	—	—	135	—	7,244	—
Secured by mortgages on immovable property and ADC exposures	—	—	—	—	24,817	309	97	—	114	—
Secured by mortgages on residential immovable property - non IPRE	—	—	—	—	24,817	—	—	—	7	—
No loan splitting applied	—	—	—	—	—	—	—	—	1	—
Loan splitting applied (secured)	—	—	—	—	24,815	—	—	—	—	—
Loan splitting applied (unsecured)	—	—	—	—	2	—	—	—	5	—
Secured by mortgages on residential immovable property - IPRE	—	—	—	—	—	309	97	—	107	—
Secured by mortgages on commercial immovable property - non IPRE	—	—	—	—	—	—	—	—	1	—
No loan splitting applied	—	—	—	—	—	—	—	—	—	—
Loan splitting applied (secured)	—	—	—	—	—	—	—	—	—	—
Loan splitting applied (unsecured)	—	—	—	—	—	—	—	—	1	—
Secured by mortgages on commercial immovable property - IPRE	—	—	—	—	—	—	—	—	—	—
Acquisition, Development and Construction (ADC)	—	—	—	—	—	—	—	—	—	—
Exposures in default	—	—	—	—	—	—	—	—	—	—
Claims on institutions and corporates with a short- term credit assessment	—	—	—	—	—	—	—	—	—	—
Collective investment undertakings (CIU)	—	—	—	—	—	—	—	—	—	—
Other items	8,711	—	—	—	65	—	—	—	—	—
Not applicable
Total	190,224	103	—	299	35,149	1,568	232	—	7,358	11,312
(1) Refers to exposure for which no credit rating from designated ECAIs is available.

p.106

Pillar 3 | 2025	> 4. Risk

TABLE 28. EU CR5 (MILLION EUROS. 12-31-2025. CONTINUATION)

	Risk Weight
	60%	70%	75%	80%	90%	100%	105%	110%	130%	150%
Central governments or central banks	—	—	—	—	—	13,735	—	—	—	494
Non-central government public sector entities	—	—	—	—	—	2,008	—	—	—	—
Regional governments or local authorities	—	—	—	—	—	1,260	—	—	—	—
Public sector entities	—	—	—	—	—	748	—	—	—	—
Multilateral development banks	—	—	—	—	—	—	—	—	—	—
International organisations	—	—	—	—	—	—	—	—	—	—
Institutions	—	—	446	—	—	1,157	—	—	—	223
Covered bonds	—	—	—	—	—	—	—	—	—	—
Corporates	—	—	1,877	1,529	—	50,716	—	—	507	1,132
Of which: Specialised Lending	—	—	19	1,529	—	1,164	—	—	507	—
Subordinated debt exposures and equity	—	—	—	—	—	—	—	—	—	—
Subordinated debt exposures	—	—	—	—	—	—	—	—	—	—
Equity	—	—	—	—	—	—	—	—	—	—
Retail exposures	—	—	89,859	—	—	686	—	—	—	—
Secured by mortgages on immovable property and ADC exposures	4,144	1,267	6,073	—	244	2,774	30	101	—	2,387
Secured by mortgages on residential immovable property - non IPRE	—	—	5,407	—	—	168	—	—	—	—
No loan splitting applied	—	—	409	—	—	104	—	—	—	—
Loan splitting applied (secured)	—	—	—	—	—	—	—	—	—	—
Loan splitting applied (unsecured)	—	—	4,998	—	—	64	—	—	—	—
Secured by mortgages on residential immovable property - IPRE	10	—	4	—	—	—	30	—	—	38
Secured by mortgages on commercial immovable property - non IPRE	4,134	—	662	—	—	2,298	—	—	—	2
No loan splitting applied	—	—	227	—	—	1,176	—	—	—	—
Loan splitting applied (secured)	4,134	—	—	—	—	—	—	—	—	—
Loan splitting applied (unsecured)	—	—	435	—	—	1,122	—	—	—	2
Secured by mortgages on commercial immovable property - IPRE	—	1,267	—	—	244	—	—	101	—	22
Acquisition, Development and Construction (ADC)	—	—	—	—	—	308	—	—	—	2,325
Exposures in default	—	—	—	—	—	3,644	—	—	—	204
Claims on institutions and corporates with a short-term credit assessment	—	—	—	—	—	—	—	—	—	—
Collective investment undertakings (CIU)	—	—	—	—	—	—	—	—	—	—
Other items	—	—	—	—	—	12,698	—	—	—	—
Not applicable
Total	4,144	1,267	98,255	1,529	244	87,419	30	101	507	4,439

p.107

Pillar 3 | 2025	> 4. Risk

TABLE 28. EU CR5 (MILLION EUROS. 12-31-2025. CONTINUATION)

						Total credit exposures amount (post-CCF and post-CRM)	Of which: unrated (1)
	250%	370%	400%	1250%	Others
Central governments or central banks	3,197	—	—	—	—	206,290	—
Non-central government public sector entities	—	—	—	—	—	3,454	147
Regional governments or local authorities	—	—	—	—	—	2,470	147
Public sector entities	—	—	—	—	—	984	—
Multilateral development banks	—	—	—	—	—	2,615	11
International organisations	—	—	—	—	—	458	458
Institutions	—	—	—	—	—	11,755	3,974
Covered bonds	—	—	—	—	—	—	—
Corporates	—	—	—	—	—	57,201	54,362
Of which: Specialised Lending	—	—	—	—	—	3,219	3,219
Subordinated debt exposures and equity	5,016	—	4	—	1,114	6,134	4,885
Subordinated debt exposures	—	—	—	—	—	—	—
Equity	5,016	—	4	—	1,114	6,134	4,885
Retail exposures	—	—	—	—	—	97,923	97,923
Secured by mortgages on immovable property and ADC exposures	—	—	—	—	—	42,357	42,357
Secured by mortgages on residential immovable property - non IPRE	—	—	—	—	—	30,398	30,398
No loan splitting applied	—	—	—	—	—	514	514
Loan splitting applied (secured)	—	—	—	—	—	24,815	24,815
Loan splitting applied (unsecured)	—	—	—	—	—	5,069	5,069
Secured by mortgages on residential immovable property - IPRE	—	—	—	—	—	595	595
Secured by mortgages on commercial immovable property - non IPRE	—	—	—	—	—	7,097	7,097
No loan splitting applied	—	—	—	—	—	1,404	1,404
Loan splitting applied (secured)	—	—	—	—	—	4,134	4,134
Loan splitting applied (unsecured)	—	—	—	—	—	1,560	1,560
Secured by mortgages on commercial immovable property - IPRE	—	—	—	—	—	1,633	1,633
Acquisition, Development and Construction (ADC)	—	—	—	—	—	2,633	2,633
Exposures in default	—	—	—	—	—	3,849	3,849
Claims on institutions and corporates with a short- term credit assessment	—	—	—	—	—	—	—
Collective investment undertakings (CIU)	322	—	—	—	—	322	273
Other items	—	—	—	—	—	21,473	21,473
Not applicable
Total	8,535	—	4	—	1,114	453,831	229,713
(1) Refers to exposure for which no credit rating from designated ECAIs is available.

p.108

Pillar 3 | 2025	> 4. Risk

EU CR5 (Million Euros. 6-30-2025)

	Risk Weight
	0%	2%	4%	10%	20%	30%	35%	40%	45%	50%
Central governments or central banks	149,587	—	—	279	369	—	—	—	—	7,518
Non-central government public sector entities	359	—	—	—	516	—	—	—	—	207
Regional governments or local authorities	217	—	—	—	466	—	—	—	—	203
Public sector entities	141	—	—	—	50	—	—	—	—	4
Multilateral development banks	1,704	—	—	—	11	—	—	—	—	—
International organisations	758	—	—	—	—	—	—	—	—	—
Institutions	—	144	—	—	7,058	827	—	178	—	924
Covered bonds	—	—	—	—	—	—	—	—	—	—
Corporates	—	—	—	—	344	—	—	—	—	1,313
Of which: Specialised Lending	—	—	—	—	—	—	—	—	—	—
Subordinated debt exposures and equity	—	—	—	—	—	—	—	—	—	—
Subordinated debt exposures	—	—	—	—	—	—	—	—	—	—
Equity	—	—	—	—	—	—	—	—	—	—
Retail exposures	—	—	—	—	—	—	115	—	3,085	—
Secured by mortgages on immovable property and ADC exposures	—	—	—	—	21,112	266	72	—	80	—
Secured by mortgages on residential immovable property - non IPRE	—	—	—	—	21,112	—	—	—	7	—
No loan splitting applied	—	—	—	—	—	—	—	—	1	—
Loan splitting applied (secured)	—	—	—	—	21,090	—	—	—	—	—
Loan splitting applied (unsecured)	—	—	—	—	22	—	—	—	5	—
Secured by mortgages on residential immovable property - IPRE	—	—	—	—	—	266	72	—	72	—
Secured by mortgages on commercial immovable property - non IPRE	—	—	—	—	—	—	—	—	1	—
No loan splitting applied	—	—	—	—	—	—	—	—	—	—
Loan splitting applied (secured)	—	—	—	—	—	—	—	—	—	—
Loan splitting applied (unsecured)	—	—	—	—	—	—	—	—	1	—
Secured by mortgages on commercial immovable property - IPRE	—	—	—	—	—	—	—	—	—	—
Acquisition, Development and Construction (ADC)	—	—	—	—	—	—	—	—	—	—
Exposures in default	—	—	—	—	—	—	—	—	—	—
Claims on institutions and corporates with a short- term credit assessment	—	—	—	—	—	—	—	—	—	—
Collective investment undertakings (CIU)	—	—	—	—	—	—	—	—	—	—
Other items	6,739	—	—	—	210	—	—	—	—	—
Not applicable
Total	159,145	144	—	279	29,619	1,093	187	178	3,164	9,962

p.109

Pillar 3 | 2025	> 4. Risk

EU CR5 (Million Euros. 6-30-2025. CONTINUATION)

	Risk Weight
	60%	70%	75%	80%	90%	100%	105%	110%	130%	150%
Central governments or central banks	—	—	—	—	—	13,434	—	—	—	580
Non-central government public sector entities	—	—	—	—	—	1,816	—	—	—	—
Regional governments or local authorities	—	—	—	—	—	1,032	—	—	—	—
Public sector entities	—	—	—	—	—	784	—	—	—	—
Multilateral development banks	—	—	—	—	—	—	—	—	—	—
International organisations	—	—	—	—	—	—	—	—	—	—
Institutions	—	—	402	—	—	1,154	—	—	—	267
Covered bonds	—	—	—	—	—	—	—	—	—	—
Corporates	—	—	1,325	1,473	—	48,146	—	—	663	690
Of which: Specialised Lending	—	—	22	1,473	—	1,099	—	—	663	—
Subordinated debt exposures and equity	—	—	—	—	—	—	—	—	—	—
Subordinated debt exposures	—	—	—	—	—	—	—	—	—	—
Equity	—	—	—	—	—	—	—	—	—	—
Retail exposures	—	—	64,308	—	—	579	—	—	—	—
Secured by mortgages on immovable property and ADC exposures	3,782	992	6,356	—	218	2,868	16	108	—	1,793
Secured by mortgages on residential immovable property - non IPRE	—	—	5,605	—	—	206	—	—	—	—
No loan splitting applied	—	—	912	—	—	146	—	—	—	—
Loan splitting applied (secured)	—	—	—	—	—	—	—	—	—	—
Loan splitting applied (unsecured)	—	—	4,693	—	—	60	—	—	—	—
Secured by mortgages on residential immovable property - IPRE	7	—	18	—	—	—	16	—	—	27
Secured by mortgages on commercial immovable property - non IPRE	3,775	—	733	—	—	2,288	—	—	—	2
No loan splitting applied	—	—	327	—	—	1,161	—	—	—	—
Loan splitting applied (secured)	3,775	—	—	—	—	—	—	—	—	—
Loan splitting applied (unsecured)	—	—	406	—	—	1,127	—	—	—	2
Secured by mortgages on commercial immovable property - IPRE	—	992	—	—	218	—	—	108	—	34
Acquisition, Development and Construction (ADC)	—	—	—	—	—	373	—	—	—	1,729
Exposures in default	—	—	—	—	—	2,995	—	—	—	187
Claims on institutions and corporates with a short-term credit assessment	—	—	—	—	—	—	—	—	—	—
Collective investment undertakings (CIU)	—	—	—	—	—	—	—	—	—	—
Other items	—	—	—	—	—	13,254	—	—	—	—
Not applicable
Total	3,782	992	72,390	1,473	218	84,246	16	108	663	3,517

p.110

Pillar 3 | 2025	> 4. Risk

EU CR5 (Million Euros. 6-30-2025. CONTINUATION)

						Total credit exposures amount (post-CCF and post-CRM)	Of which: unrated (1)
	250%	370%	400%	1250%	Others
Central governments or central banks	3,147	—	—	—	—	174,915	46,149
Non-central government public sector entities	—	—	—	—	—	2,897	—
Regional governments or local authorities	—	—	—	—	—	1,918	397
Public sector entities	—	—	—	—	—	979	1,261
Multilateral development banks	—	—	—	—	—	1,715	81
International organisations	—	—	—	—	—	758	—
Institutions	—	—	—	—	—	10,952	3,608
Covered bonds	—	—	—	—	—	—	—
Corporates	—	—	—	—	—	53,954	26,450
Of which: Specialised Lending	—	—	—	—	—	3,256	1,288
Subordinated debt exposures and equity	5,091	—	4	109	1,333	6,537
Subordinated debt exposures	—	—	—	—	—	—
Equity	5,091	—	4	109	1,333	6,537
Retail exposures	—	—	—	—	—	68,087
Secured by mortgages on immovable property and ADC exposures	—	—	—	—	—	37,662
Secured by mortgages on residential immovable property - non IPRE	—	—	—	—	—	26,931
No loan splitting applied	—	—	—	—	—	1,059
Loan splitting applied (secured)	—	—	—	—	—	21,090
Loan splitting applied (unsecured)	—	—	—	—	—	4,781
Secured by mortgages on residential immovable property - IPRE	—	—	—	—	—	477
Secured by mortgages on commercial immovable property - non IPRE	—	—	—	—	—	6,800
No loan splitting applied	—	—	—	—	—	1,488
Loan splitting applied (secured)	—	—	—	—	—	3,775
Loan splitting applied (unsecured)	—	—	—	—	—	1,536
Secured by mortgages on commercial immovable property - IPRE	—	—	—	—	—	1,352
Acquisition, Development and Construction (ADC)	—	—	—	—	—	2,103
Exposures in default	—	—	—	—	—	3,182
Claims on institutions and corporates with a short- term credit assessment	—	—	—	—	—	—
Collective investment undertakings (CIU)	—	—	—	—	—	—
Other items	—	—	—	—	—	20,203	14,995
Not applicable
Total	8,238	—	4	109	1,333	380,861	169,103
(1) Refers to exposure for which no credit rating from designated ECAIs is available.
During the period, there were significant variations in exposure, primarily driven by an increase in sovereign exposures (0% RW), reflecting growth in the fixed-income portfolio and central bank balances. Simultaneously, corporate and retail exposures (100%
and 75% RW, respectively) rose due to heightened commercial activity. These increases were partially offset by foreign exchange headwinds in specific geographies. Furthermore, regulatory adjustments led to a notable increase in the retail portfolio following the reclassification of specific portfolios in Mexico and Spain from the Internal Ratings-Based (IRB) approach to the Standardised
Approach.
Exposure net of provisions and after applying CCF and CRM related to counterparty credit risk are shown in table EU CCR3 of
Section 4.2.8.2.2 of this report.
The following table shows the flow statements of credit and counterparty credit risk RWA under standardised approach during the fourth quarter of 2025:

p.111

Pillar 3 | 2025	> 4. Risk

TABLE 29. RWA FLOW STATEMENTS OF CREDIT RISK EXPOSURES UNDER THE STANDARDISED APPROACH (MILLION EUROS)

	Credit Risk		Counterparty Credit Risk		Total
	RWA amounts	Capital Requirements	RWA amounts	Capital Requirements	RWA amounts	Capital requirements
RWA as of September 30, 2025	167,601	13,408	4,115	329	171,716	13,737
Asset size	7,637	611	(182)	(15)	7,455	596
Asset quality	187	15	(1)	—	186	15
Model updates	—	—	—	—	—	—
Methodology and policy	15,317	1,225	(1)	—	15,316	1,225
Acquisitions and disposals	—	—	—	—	—	—
Foreign exchange movements	(188)	(15)	12	1	(176)	(14)
Other	—	—	—	—	—	—
RWA as of December 31, 2025	190,554	15,244	3,943	315	194,497	15,560
During the fourth quarter of 2025, the risk-weighted assets under the standardized approach increased substantially, driven by the partial reversal of the IRB approach for retail portfolios in BBVA, S.A. and BBVA Mexico. Aside from this factors, RWA experienced organic growth linked to increased activity in Turkey and South America, most notably in Argentina.
There was no material impact from foreign exchange fluctuations in this period.
The full annual series of RWA flow of credit risk under the standardised approach is available in the editable file “Pillar 3 2025 –
Tables & Annexes”.
4.2.6.3.Equity exposure by method
Article 438 e) CRR
Under the new CRR3 framework, equity exposures are calculated using standard methodology. To this end, different risk weights are established depending on the type of asset in question:
–Exposures to unlisted companies will generally receive a risk weight of 400%.
–Exposures arising from legislative programmes will receive a risk weight of 100%.
–Exposures to central banks will receive a risk weight of 0%.
–Exposures to funds not established in the European Union will receive a risk weight of 1,250%.
–All other equity exposures will receive a risk weight of 250%.
As an exception, the risk weighting applied on July 8, 2024 may continue to be applied to exposures that may be considered strategic for the institution.
The following table shows equity exposures broken down by type of exposure, as of December 31, 2025 and as of June 30, 2025.

p.112

Pillar 3 | 2025	> 4. Risk

TABLE 30. EU CR10 (5) - EQUITY EXPOSURES (MILLION EUROS. 12-31-2025)

	Equity under the standardised approach
Categories	On-balance sheet amount(1)	Off-balance sheet amount(1)	RWA(2)
Equity exposures to unlisted companies	4	—	16
Equity exposures arising from legislative programmes	—	—	—
Equity exposures to central banks	—	—	—
Equity exposures subject to 1,250% RW	—	—	—
Other equity exposures	5,016	—	12,641
Equity exposures under article 495a(3)	1,114	—	1,447
Total	6,134	—	14,105
(1) Corresponds to the exposure value, regardless of credit conversion factors (CCF), after the effect of the Credit Risk Mitigation (CRM) techniques.
(2) Includes the risk-weighted exposure value of on-balance sheet and off-balance sheet items, as well as derivatives, which, as of December 31, 2025, have an exposure value of €40 million.

EU CR10 (5) (MILLION EUROS. 6-30-2025)

	Equity under the standardised approach
Categories	On-balance sheet amount(1)	Off-balance sheet amount(1)	RWA
Equity exposures to unlisted companies	4	—	17
Equity exposures arising from legislative programmes	—	—	—
Equity exposures to central banks	—	—	—
Equity exposures subject to 1,250% RW	106	6	1,363
Other equity exposures	4,938	305	12,726
Equity exposures under article 495a(3)	1,333	—	1,733
Total	6,381	311	15,840
(1) Corresponds to the exposure value, regardless of credit conversion factors (CCF), after the effect of the Credit Risk Mitigation (CRM) techniques.
During second half of the year 2025 there is no relevant changes in the composition of equity exposures, except for the deduction of those exposures weighting 1,250% as of June 2025.
Additionally, section 4.4.3 shows detailed information on the structural risk of equities.
4.2.7.Information on the IRB approach
4.2.7.1.General information
4.2.7.1.1.Authorisation by the supervisor to use the IRB approach
Article 452 a), b), f) CRR
EU CRE a), e)
The following are the models authorised by the supervisor for use in the calculation of regulatory capital (own funds)
requirements.
12 Sequential deployment process of IRB models in each exposure category.

p.113

Pillar 3 | 2025	> 4. Risk

Institution Portfolio	Portfolio	Number of models	Model description
BBVA S.A.	Financial institutions	2	1 Rating, 1 PD model
	Specialised finance	1	1 Slotting criteria
	Developers	2	1 Rating, 1 PD model
	Small Corporates	2	1 Rating, 1 PD model
	Medium-sized Corporates	2	1 Rating, 1 PD model
	Large Corporates	2	1 Rating, 1 PD model
	Mortgages	6	2 Scorings, 2 PD models, 1 LGD model, 1 CCF model
BBVA Bancomer	Large Corporates	2	1 Rating, 1 PD model
	Medium-sized Corporates	2	1 Rating, 1 PD model
The following table shows the distribution of EAD of credit and counterparty risk by method for each category of exposure as of
December 31, 2025, in addition to the percentage subject to rollout12 (counterparty credit risk included and securitisations are excluded):

TABLE 31. EU CR6-A — SCOPE OF THE USE OF IRB AND SA APPROACHES (MILLION EUROS. 12-31-2025)

	Exposure value as defined in Article 166 CRR for exposures subject to IRB approach	Total exposure value for exposures subject to the Standardised approach and to the IRB approach (1)	Percentage of total exposure value subject to the permanent partial use of the SA (%)	Percentage of total exposure value subject to IRB Approach (%)	Percentage of total exposure value subject to a roll-out plan (%)
Central governments or central banks	—	176,134	100.00%	—%	—
Regional governments or local authorities	—	27,770	100.00%	—	—
Public sector entities	—	1,599	100.00%	—	—
Institutions		75,732	8.09%	72.16%	19.75
Corporates	190,535	264,755	14.05%	71.51%	14.44%
Of which: Corporates - General		235,884	14.04%	71.14%	14.82%
Of which: Corporates - Specialised lending		18,919	—	82.63	17.37
Of which: Corporates - Specialised lending, excluding slotting approach		—	—	—	—
Of which: Corporates - Specialised lending under slotting approach		18,919	—	82.63%	17.37
Of which: Corporates - Purchased Receivables		9,952	41.06%	58.94%	—%
Retail	67,688	220,315	61.66%	30.35%	8.00%
Of which: Retail – Qualifying revolving		29,289	100.00%	—%	—%
Of which: Retail – Secured by residential immovable property		97,681	13.52%	68.45%	18.03%
Of which: Retail - Purchased Receivables	—	1,113	100.00	—%	—%
Of which: Retail - Other retail exposures	—	92,232	100.00%	—%	—%
Equity	—	6,175	100.00%	—%	—%
Collective investment undertakings (CIU)	—	469	100.00	—%	—
Other non-credit obligation assets	—	21,692	100.00%	—	—
Total	312,747	794,641	51.57%	39.45%	8.99%
(1) Includes the value of the exposure defined by article 429(4) of the CRR that corresponds to the exposure to the leverage ratio as defined in section 3.2.

p.114

Pillar 3 | 2025	> 4. Risk
The above table is shown according to the CRR EBA ITS where the first column includes the exposure value (EAD) of the portfolios subject to the IRB method, while the second column includes the value of the exposures subject to the standard and IRB approaches.
The entry into force of CRR3 on 1 January 2025, as well as the new holistic model strategy carried out at the Group level, has led to substantial changes in the internal models used by the Group to calculate capital requirements for credit risk, as well as its corresponding roll-out plan.
The following chart shows the exposures distributed by permanent partial use of the standard method, subject to roll-out plans and those that are already subject to the IRB method:

CHART 12. DISTRIBUTION OF EXPOSURE BETWEEN THE USE OF PPU, IRB AND ROLLOUT PLANS
The main types of rating models used in the IRB portfolios are ratings for wholesale portfolios and proactive and reactive scorings in the case of retail portfolios.
The rating models give contracts/customers a score that orders customers according to their credit quality. This score is determined, among others, by the characteristics of the transactions, economic and financial conditions of the customer, information on payment behaviour, and credit bureau.
The approval of the models by the supervisor includes both own estimations of the probability of default (PD), loss given default
(LGD) and the internal estimation of credit conversion factors (CCFs).
As an IRB entity, the BBVA Group has defined the IRB Strategy at consolidated level, including the IRB Roll-Out plan (see table EU
CR6-A for more information).
4.2.7.1.2.Structure of internal rating systems and relationship between internal and external ratings
Artículo 452 f), i) CRR
EU CRE e), i)
The Group has rating tools for each exposure category listed in the CRR3.

p.115

Pillar 3 | 2025	> 4. Risk
The retail portfolio has scoring tools for determining the credit quality of transactions on the basis of information on the transaction itself and on the customer. The scoring models are algorithms calculated using statistical methods that score each transaction. This score reflects the transaction’s level of risk and is in direct relation to its probability of default (PD).
These decision models are the basic tool to decide who should receive a loan and the amount to be granted, thereby contributing to both the arrangement and management of retail-type loans.
For the wholesale portfolio, the Group has rating tools that, unlike scorings, do not assess transactions but rather customers. The
Group has different tools for rating the various customer segments: small companies or corporates. In those wholesale portfolios where the number of defaults is very low (corporates, financial institutions) the internal information is supplemented by the benchmarks of external rating agencies.
The PD estimates made by the Group are transferred to the Master Scale, enabling a comparison to be made with the scales used by external agencies.

Internal rating	Probability of default (basic points)
Reduced List (22 groups)	Average	Minimum from >=	Maximum
AAA	1	0	2
AA+	2	2	3
AA	3	3	4
AA-	4	4	5
A+	5	5	6
A	8	6	9
A-	10	9	11
BBB+	14	11	17
BBB	20	17	24
BBB-	31	24	39
BB+	51	39	67
BB	88	67	116
BB-	150	116	194
B+	255	194	335
B	441	335	581
B-	785	581	1,061
CCC+	1,191	1,061	1,336
CCC	1,500	1,336	1,684
CCC-	1,890	1,684	2,121
CC+	2,381	2,121	2,673
CC	3,000	2,673	3,367
CC-	3,780	3,367	4,243
4.2.7.1.3.Use of internal estimates for purposes other than the calculation of regulatory capital requirements
The Group’s internal estimates are a critical component of management based on value creation, giving rise to criteria for assessing the risk-return trade-off.
These measures have a broad range of uses, from the adoption of strategic business decisions through to the individual admission of transactions.
Specifically, internal estimates are used in everyday business in support of credit risk management through their inclusion in admission and monitoring processes, as well as in the pricing of transactions.

p.116

Pillar 3 | 2025	> 4. Risk
The management use of performance metrics that consider expected loss, economic capital and risk-adjusted return enables the monitoring of portfolios and the assessment of non-performing positions, among others.
4.2.7.1.4.Process for managing and recognizing the effects of credit risk mitigation
Article 435 (1) d) CRR
EU CRA b)
Mitigation is an iterative process whose purpose is to recognize the benefits of the existence of collateral and guarantees, ordering them from the highest to the lowest credit quality.
The Group uses risk mitigation techniques for exposure pertaining to the wholesale portfolio by replacing the debtor’s RW with that of the guarantor, in cases in which the latter is eligible and its RW is lower than the debtor’s. In retail admission processes the guarantor is included in the scoring itself.
Collateral in IRB models is recognised through the LGD and must meet eligibility criteria based on maturity and minimum exposure coverage, and making the necessary adjustments depending on the type of existing collateral, financial or real.
4.2.7.1.5.Control mechanisms for internal rating models
Article 452 c), d), e) CRR
EU CRE b), c), d)
The Group has a management framework for rating models that covers all the phases of the model  life-cycle: from the identification of a need, to planning and the initiation of model development or modification, through the second line of defense review, to its implementation, use, and monitoring.
Model Development
The development of a model is an activity that requires the involvement of different stakeholders, experience and multidisciplinary technical knowledge. GRM Data & Advanced Analytics is the area responsible for the development of BBVA Group's risk models.
As a global function, it must ensure that the models are developed according to the best market practices, that the model development process is homogenous within the Group and an efficient management of existing resources.
Every model development must be properly documented. A correct and updated documentation allows to reduce the dependencies of key people and facilitates control, review and training tasks, mitigating the model risk.
An outsourcing of specific activities in the development of risk models is possible, but in no case does this imply a transfer of responsibility outside the Group.
The Group has internal policies where all concepts are defined.
Model Approval
The Group's Chief Risk Officer (CRO) is the head of the risk function in the executive line and, in order to better perform his duties, he is supported by a specific committee structure.
The IRB Rating System and IMA Models Change Rule defines the internal governance process that must be followed in order to start using the BBVA Group's risk models, as defined in the Model Risk Management Policy, indicating the committees that must authorize the new models and their changes (methodological changes, changes in scope and usage), as well as the cessation of its use, depending on the materiality of the changes introduced in the model.
The Global Risk Management Committee (GRMC) is constituted as a forum for advising and supporting the Group Risk Director for the exercise of the functions and decision-making that the latter is responsible for adopting. This includes with regards to model

p.117

Pillar 3 | 2025	> 4. Risk
risk, among other functions, approving both the material modifications of the Internal Models that are used in the Calculations of
Regulatory Capital  (IRB; IMA) as well as of new models that will be used to this end.
Moreover, the Risk Models Management Committee (RMMC) reports to the GRMC, providing it with adequate technical support in decisions associated with model risk management. One of its functions is the review, prior to its presentation to the GRMC, of the requests for new Internal models that will be for Regulatory Capital calculations or the changes  to be introduced in the existing ones, acting in a delegated manner to approve  those changes of less relevance or immaterial.
Given its technical component, the presidency is exercised by the Head of GRM Data & Advanced Analytics. In addition to including members of GRM's Senior Management and the responsible for GRM Internal Control, the committee is also complemented by members of the GRM Data & the GRM Internal Validation COE.
Model Monitoring
A comprehensive  monitoring framework allows to identify unexpected behaviour incorrect model usages and even to anticipate when changes in the risk profile of portfolios or products require corrective actions to be taken. The risk rating models are monitored with a frequency appropriate to the nature of the model, the availability of new data, modelling techniques and the importance of their use in management.The monitoring  is analysed with a double perspective: performance and use.
Performance monitoring aims to detect deficiencies in the behaviour of risk rating models, anticipating their possible deterioration over time. It is a mechanism to determine if the models are working correctly, helping to verify that the components of the model work as expected. The performance monitoring framework makes possible to identify weaknesses and establish the necessary action plans to ensure its proper functioning. This analytical framework, a fundamental component of risk model planning, establishes the minimum criteria that must be taken into account, as well as the metrics and thresholds that allow warning of unwanted behaviour.
Usage monitoring aims to verify that the model is effectively used in the risk management process, for the uses defined, and in an appropriate way. This control mechanism continuously allows the detection of deviations from the intended use of the models, as well as the establishment of action plans for their correction.
In addition, the Group has an area independent from the developers and users of the rating models, whose main function is to backtest the models, in order to ensure  their accuracy, robustness and stability (see “Validation Process” in section 4.2.7.1.7)
On the other hand, a series of reports are periodically presented to the governing bodies for their review, which  purpose of is to monitor the main risk indicators and management metrics, the presentation of follow-up reports and plans to redirect exceeded indicators with respect to the action frameworks approved annually.
4.2.7.1.6.Description of the internal rating process
Article 452 f) CRR
EU CRE e)
There follows a description of the internal rating process by type of customer:
–Financial institutions: The relevant risk unit periodically rates these types of clients, and constantly monitors the evolution of these clients in national and international markets. External ratings are a key factor in the ratings assignment for financial institutions.
–Large Companies: Includes the rating of exposure with corporate business groups. The result is affected both by indicators of business risk (evaluation of the competitive environment, business positioning, regulation, etc.) and financial risk indicators (size of the group by sales, cash generation, levels of debt, financial flexibility, etc.).

p.118

Pillar 3 | 2025	> 4. Risk
In accordance with the characteristics of the large companies, the rating model has a global nature with specific algorithms according to the sector of activity and geographical adaptations. The rating of these customers is generally calculated within the framework of the annual risk review process, or the admission of new operations.
The responsibility for the assessment lies with the units proposing the risk, while those responsible of approvals, validate it when the decision is taken.
–Medium-sized companies: This segment also takes into account quantitative factors derived from economic and financial information, and qualitative factors that are related to the age of the company, the sector, management quality, etc. and alert factors derived from risk monitoring.
As in the Corporate segment, the rating tends to run parallel to the admission process, so the responsibility for rating lies with the unit proposing the risk, while the decision-making level is in charge of validating it.
–Small-sized companies: As in the case of medium-sized companies, this segment also takes into account quantitative factors derived from economic and financial information, and qualitative factors that are related to the age of the company, the sector, management quality, etc. and alert factors derived from risk monitoring. Similarly, the rating tends to run parallel with the admission process, so the responsibility for rating is with the unit proposing the risk, while the decision-making level is in charge of validating it.
–Specialised Lending: To classify this segment, the Group has chosen to use the approach of slotting criteria, as included in the Basel Accord of June 2004 and in the solvency regulations (CRR Article 153.5).
–Developers: The rating of real estate developers covers the rating of both customers who are developers and the
Property Projects unit. Its use makes it easier to monitor and rate projects during their execution phase, as well as enriching the admission processes.
–BBVA Mexico Corporates: This segment also takes into account quantitative factors derived from economic and financial information and bureau information, as well as qualitative factors related to the age of the company, the sector, the quality of its management, etc. The rating tends to run parallel to the admission process, so that responsibility for the rating is with the unit originating the risk, while the decision-making body validates it.
In general in the wholesale area, the rating of customers is not limited to admission, as the ratings are updated according to new information available at any time (economic and financial data, changes in the company, external factors, etc.).
–Retailers: Retail exposure is rated by models developed internally by the Entity that allow the credit risk of portfolios to be assessed. The model score can be assigned at the customer or product level and transformed into a probability of default, allowing for management based on risk groups. Depending on the information available, ratings can be reactive or proactive. The reactive ratings are generated from the customer's request to take out a product, while the proactive ratings are periodically calculated on the basis of the information available, internal and external, on the customer's payment behaviour. Proactive models allow offers of pre-approved products, which are instrumentalised in mass marketing campaigns. Ratings are integrated into admission and monitoring processes for retail portfolios, ensuring adequate credit risk management.
The rating process is as follows for each specific category of retail exposure:
a.Mortgages - Spain:
–Reactive processes: The manager collects data on the customer (personal, financial, banking relationship information)
and on the transaction (LTV, amount, maturity, destination etc.) and calculates the rating of the transaction with the scoring. The decision on whether it is approved is made based on the results of applying the model and risk policies

p.119

Pillar 3 | 2025	> 4. Risk
–Proactive processes: Each month all the customers who have asset positions in credit cards, consumer finance or mortgages and first and second in liability seniority, are rated according to information on their behavior.
4.2.7.1.7.Definitions, methods and data for estimating and validating risk parameters
Article 452 f) CRR
EU CRE e)
The estimation of the parameters is based on the uniform definition of default established at Group level. Specifically, for a facility or customer to be considered in a situation of default, the provisions of current regulations must be met.
Specifically, there are two approaches in the Group for considering default and estimating parameters:
–The facility level approach is applied within the sphere of retail risk. Each customer transaction is handled as an independent unit in terms of credit risk. Therefore, non compliance with credit obligations to the bank is handled at the transaction level.
–The obligor level approach is applied to the remainder portfolios. The significant unit for defining default is the customer’s sum of contracts, which enter a situation of default en masse when the customer defaults.
Furthermore, to avoid including non material defaults in the estimates, non-performing volumes have to pass through a materiality filter that depends on the type of customer and transaction, according to what is established by the EBA’s Definition of Default guidelines.
Estimating parameters
In the case of Spain and Mexico, the Group has an internal information system denominated CORE that reflects exposure to credit risk in the Group’s different portfolios included in advanced foundation and slotting criteria approaches.
The Group’s rating systems ensure the availability of historical data necessary for estimating the following parameters:
1.Advanced Approach: Probability of Default (PD), Loss Given Default (LGD), and Credit Conversion Factors (CCF). These
parameters are subsequently used in the calculation of regulatory capital under the advanced approach, as well as in the estimation of economic capital and expected credit loss for credit risk.
2.Foundation Approach: Probability of Default (PD), which is used in the calculation of regulatory capital, economic capital, and expected credit loss.
3.Slotting Approach for Specialised Lending: Assignment of regulatory categories based on a set of prescribed qualitative and quantitative factors. These factors, combined with the maturity of the exposure, determine the risk-weighted asset density
Other sources of information for the Bank may be used in addition, depending on any new needs detected in the estimation process.
In the case of low default portfolios (LDP), in which the number of defaults tends to be insufficient for obtaining empirical estimates, use is made of data from external agencies that are merged with the internal information available and expert criteria.
The following shows the estimation methodologies used for the PD, LGD and CCF risk parameters, for the purpose of calculating regulatory capital requirements.
Probability of default (PD)
The methodology used for estimating the PD in cases that have a sufficiently large mass of internal data is based on the creation of risk groups. The groups proposed with a view to calibration are defined by grouping contracts together, seeking to achieve intra-

p.120

Pillar 3 | 2025	> 4. Risk
group homogeneity in terms of credit quality and differentiation with all the other risk groups. The largest possible number of groups is defined in order to allow a suitable discrimination of risk.
The fundamental metric used for making these groupings is the score, being supplemented by other metrics relevant to PD that are proven to be sufficiently discriminating depending on the portfolio.
Once the risk groups have been defined, the average empirical PD recorded for each one is obtained and adjusted to represent the likely range of variability of the parameter.
In low default portfolios (LDPs) empirical PDs observed by external credit rating agencies are used, in order to derive robust PD estimates for the internal risk group classifications.
Loss given default (LGD)
As a general rule, the method used to estimate loss given default (LGD) in portfolios with a sufficient number of defaults is
Workout LGD. Here, the LGD of a contract is obtained as a quotient of the sum of all the financial flows recorded during the recovery process that takes place when a transaction defaults, and the transaction’s exposure at the time of default.
This estimate is made by considering all the historical data recorded in internal systems. When making the estimates, there are transactions that have already defaulted but for which the recovery process is still ongoing. The loss given default recorded at the time of the estimate is therefore higher than it will ultimately be. The necessary adjustments are made in these cases so as not to distort the estimate.
These estimates are made by defining uniform risk groups in terms of the nature of the operations that determine the LGD. They are made in such a way that there are enough groups for each one to be distinguishable and receive a different estimate.
The loss given default (LGD) rates estimated according to the internal databases the Bank holds are conditioned to the moment of the cycle of the data window used, since loss given default varies over the economic cycle. Hence, the following concepts can be defined: long-run loss given default (LRLGD), the downturn loss given default (DLGD), and loss given default best estimate (LGD
BE).
The DLGD is the key parameter to calculate the risk weighted assets and represents the LGD observed in an economic downturn.
Finally, LGD BE is determined according to the loss given default (LGD) observed in the BE period, which aims to cover the defaults closest in time to the present, in other words those that have been produced at a time of the economic cycle that is similar to the present and that also correspond to a very similar portfolio to the present one.
However, for defaulted transactions, the LGD at the worst time will be the LGD BE plus a stress, which is measured based on the volatility of LGD.
Credit conversion factor (CCF)
As with the two preceding parameters, exposure at default is another of the necessary inputs for calculating expected loss and regulatory capital. A contract’s exposure usually coincides with its balance. However, this is not applicable in all cases.
For example, for products with committed limits, such as credit facilities, the exposure should incorporate the potential increase in the balance that may be recorded up to the time of default.
In observance of regulatory requirements, exposure is calculated as the drawn balance, which is the real risk at any specific moment, plus a percentage (CCF) of the undrawn balance, which is the part that the customer can still use until the available limit is reached. Therefore, the CCF is defined as the percentage of the undrawn balance that is expected to be used before default occurs.
13 A cohort is a twelve-month window that has a reference date (closing of each month) and contains all delinquent transactions whose default date occurs within the cohort. All operations must have a contract date prior to the reference date.

p.121

Pillar 3 | 2025	> 4. Risk
CCF is estimated by using the cohort13 approach, analysing how the exposure varies from a pre-established reference date through to the moment of default, obtaining the average performance according to the relevant metrics.
Different approaches are used for retail and wholesale exposure. The facility level approach analyses the evolution of the exposure up to the time of the breach of contract, while the obligor level approach analyses the evolution of the exposure up to the moment of the non-compliance of the client.
Again, in low-default portfolios there is not enough historical experience to be able to make a reliable estimate with the defined
LGD methodology. In this case, external sources are also used, which are combined with internal data to obtain a CCF representative of the portfolio.
Validation process
The models used for calculating the parameters, as explained above, are subject to an effective contrast, in accordance with the principle of proportionality, by the Internal Approval team, independent from those that have developed or used said calculation, in order to ensure its accuracy, robustness and stability.
This review process is not restricted as to the time of approval, or the inclusion of changes in the models, but rather is framed within a plan that allows for a periodic evaluation of them, resulting in the issuance of recommendations and mitigating actions for the deficiencies identified.
As such, all models used in regulatory capital calculations using internal models must be subject to an annual review of the calculation, which meet the minimum quantitative and qualitative test content requested by the supervisor in Section 4 of the
ECB's Guidelines on Internal Models (General Aspects); even when, in accordance with the principle of proportionality, certain aspects or models that are relatively insignificant within the capital calculation may be subject to revision in the context of a broader review cycle.
However, this possibility does not provide an exemption from conducting the various tests defined in the Instructions for Reporting the Validation Results of Internal Models, issued by the ECB in February 2019 and the Supervisory handbook on the validation of rating systems under the internal ratings based approach, and that should—for Internal Models on Capital for Credit Risk—be sent to the supervisor on an annual basis and include:
–Back-testing of the parameters by comparing the model estimates with the levels actually achieved in the annual study period.
–Discrimination Capacity Analysis, it being important to analyse the evolution of the calculated indices over time by comparing them with indices obtained at different points in time (for example, during model construction).
–Representativeness Analysis, both in order to analyse that the model's application perimeter is set to the approved and defined perimeter, and in order to analyse the representativeness of the historical data used in the estimation of the risk parameters applied; with particular emphasis on tracking the record of changes made to the definition of default.
–Override analyses, which modify the final score obtained as a large number of analyses could indicate that the model is lacking certain important information.
–Stability analysis: in order to assess the stability of the rating system, analyses will be conducted on customer migrations, on the stability of the migration matrix and on concentration in rating grades; these analyses may be supplemented, optionally and based on results, by comparing the Population Stability Index (PSI).
–Evaluation of the Data Used in the calibration by analysing the data extraction, processing and purging processes;
assessing potential implications for the estimate and establishing appropriate remedial actions.

p.122

Pillar 3 | 2025	> 4. Risk
The various aspects detected by Internal Validation during the review process which are susceptible to be improved will be reflected in the validation report by setting weaknesses (recommendations, suggestions or limitations) whose criticality is expressed on a four-color scale based on the risk assigned to the same.
For each recommendation issued, the validation report will include the details of the person responsible for its resolution, the proposed action plan and the committed resolution date (which will be limited by the maximum terms defined by validation based on the severity granted to the same and the model TIER, these being greater for recommendations of lesser severity and TIER).
Once the suggestions, limitations and recommendations have been established, Internal Validation will issue its opinion on the level of risk existing in the revised model, using a four-level scale.
The reports issued by Internal Validation, required as part of the approval process for the implementation of new models or relevant changes to existing ones, will be presented to the committees established for this purpose.
Additionally, at least every six months, the periodic reports that have been issued throughout the period will be sent to the Risk
Models Management Committee (RMMC) for information purposes, and those classified as having a high level of Model Risk will be presented.
Annually, the results of the year's Internal Validation work will be presented to the Global Risk Management Committee (GRMC)
and to the Risk and Compliance Committee of the BBVA Group Board of Directors (CRyC), with a summary of the conclusions obtained on the models used in IRB Systems to calculate the Credit Risk Weight Assets reviewed detailing the main strengths and weaknesses of the most relevant.
In addition, the details of the expired recommendations will be presented to the RMMC on a quarterly basis. The Committee urges its members to take the appropriate measures to execute the necessary plans aiming to solve or mitigate the weaknesses associated with the expired recommendations. Moreover, the information to these recommendations will be submitted to the
GRMC on a biannual basis.
4.2.7.2.IRB metrics by exposure class
Article 452 g), 453 g) CRR
The following table presents the information on credit risk as of December 31, 2025 (excluding counterparty credit risk, which is set out in detail in Table CCR4 in section 4.2.8.2.3) using the internal ratings-based (IRB) approach, by debtor grade for the different categories of exposure (AIRB and FIRB):

p.123

Pillar 3 | 2025	> 4. Risk

TABLE 32.1. EU CR6 - IRB APPROACH - CREDIT RISK EXPOSURES BY EXPOSURE CLASS AND PD RANGE (AIRB. MILLION EUROS. 12-31-2025)

PD Scale (1)(6)	Original on- balance sheet gross exposure	Off-balance sheet exposures pre CCF	Average CCF(2)	EAD post CRM and post-CCF	Average PD(3)	Number of obligors	Average LGD(4)	Average Maturity (days)(5)	RWA	RWA Density	EL	Value adjustments and provisions
Prudential portfolios for AIRB approach	66,875	3,852	1.00%	67,645	3.98%	922,241	34.16%		15,580	23%	1,076	(829)
Central governments or central banks	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,00 to <0,15	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,00 to <0,10	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,10 to <0,15	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,15 to <0,25	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,25 to <0,50	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,50 to <0,75	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,75 to <2,50	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,75 to <1,75	—	—	—%	—	—%	—	—%	—	—	—%	—	—
1,75 to <2,50	—	—	—	—	—	—	—	—	—	—	—	—
2,50 to <10,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
2,50 to <5,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
5,00 to <10,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
10,00 to <100,00	—	—	—	—	—%	—	—%	—	—	—%	—	—
10,00 to <20,00	—	—	—	—	—%	—	—%	—	—	—%	—	—
20,00 to <30,00	—	—	—	—	—%	—	—%	—	—	—%	—	—
30,00 to <100,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
100,00 (Default)	—	—	—%	—	—%	—	—%	—	—	—%	—	—
Regional governments or local authorities	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,00 to <0,15	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,00 to <0,10	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,10 to <0,15	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,15 to <0,25	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,25 to <0,50	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,50 to <0,75	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,75 to <2,50	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,75 to <1,75	—	—	—%	—	—%	—	—%	—	—	—%	—	—
1,75 to <2,50	—	—	—	—	—	—	—	—	—	—	—	—
2,50 to <10,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
2,50 to <5,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
5,00 to <10,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
10,00 to <100,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
10,00 to <20,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
20,00 to <30,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—

p.124

Pillar 3 | 2025	> 4. Risk

PD Scale (1)(6)	Original on- balance sheet gross exposure	Off-balance sheet exposures pre CCF	Average CCF(2)	EAD post CRM and post-CCF	Average PD(3)	Number of obligors	Average LGD(4)	Average Maturity (days)(5)	RWA	RWA Density	EL	Value adjustments and provisions
30,00 to <100,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
100,00 (Default)	—	—	—%	—	—%	—	—%	—	—	—%	—	—
Public sector entities	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,00 to <0,15	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,00 to <0,10	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,10 to <0,15	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,15 to <0,25	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,25 to <0,50	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,50 to <0,75	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,75 to <2,50	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,75 to <1,75	—	—	—%	—	—%	—	—%	—	—	—%	—	—
1,75 to <2,50	—	—	—%	—	—%	—	—%	—	—	—%	—	—
2,50 to <10,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
2,50 to <5,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
5,00 to <10,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
10,00 to <100,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
10,00 to <20,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
20,00 to <30,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
30,00 to <100,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
100,00 (Default)	—	—	—%	—	—%	—	—%	—	—	—%	—	—
Corporates - Purchased receivables	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,00 to <0,15	—	—	—	—	—	—	—	—	—	—	—	—
0,00 to <0,10	—	—	—	—	—	—	—	—	—	—	—	—
0,10 to <0,15	—	—	—	—	—	—	—	—	—	—	—	—
0,15 to <0,25	—	—	—	—	—	—	—	—	—	—	—	—
0,25 to <0,50	—	—	—	—	—	—	—	—	—	—	—	—
0,50 to <0,75	—	—	—	—	—	—	—	—	—	—	—	—
0,75 to <2,50	—	—	—	—	—	—	—	—	—	—	—	—
0,75 to <1,75	—	—	—	—	—	—	—	—	—	—	—	—
1,75 to <2,50	—	—	—	—	—	—	—	—	—	—	—	—
2,50 to <10,00	—	—	—	—	—	—	—	—	—	—	—	—
2,50 to <5,00	—	—	—	—	—	—	—	—	—	—	—	—
5,00 to <10,00	—	—	—	—	—	—	—	—	—	—	—	—
10,00 to <100,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—

p.125

Pillar 3 | 2025	> 4. Risk

PD Scale (1)(6)	Original on- balance sheet gross exposure	Off-balance sheet exposures pre CCF	Average CCF(2)	EAD post CRM and post-CCF	Average PD(3)	Number of obligors	Average LGD(4)	Average Maturity (days)(5)	RWA	RWA Density	EL	Value adjustments and provisions
10,00 to <20,00	—	—	—	—	—	—	—	—	—	—	—	—
20,00 to <30,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
30,00 to <100,00	—	—	—	—	—%	—	—%	—	—	—%	—	—
100,00 (Default)	—	—	—%	—	—%	—	—%	—	—	—%	—	—
Corporates - Other	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,00 to <0,15	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,00 to <0,10	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,10 to <0,15	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,15 to <0,25	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,25 to <0,50	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,50 to <0,75	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,75 to <2,50	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,75 to <1,75	—	—	—%	—	—%	—	—%	—	—	—%	—	—
1,75 to <2,50	—	—	—%	—	—%	—	—%	—	—	—%	—	—
2,50 to <10,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
2,50 to <5,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
5,00 to <10,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
10,00 to <100,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
10,00 to <20,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
20,00 to <30,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
30,00 to <100,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
100,00 (Default)	—	—	—%	—	—%	—	—%	—	—	—%	—	—
Memo item: Corporates - Large Corporates	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,00 to <0,15	—	—	—	—	—	—	—	—	—	—	—	—
0,00 to <0,10	—	—	—	—	—	—	—	—	—	—	—	—
0,10 to <0,15	—	—	—	—	—	—	—	—	—	—	—	—
0,15 to <0,25	—	—	—	—	—	—	—	—	—	—	—	—
0,25 to <0,50	—	—	—	—	—	—	—	—	—	—	—	—
0,50 to <0,75	—	—	—	—	—	—	—	—	—	—	—	—
0,75 to <2,50	—	—	—	—	—	—	—	—	—	—	—	—
0,75 to <1,75	—	—	—	—	—	—	—	—	—	—	—	—
1,75 to <2,50	—	—	—	—	—	—	—	—	—	—	—	—
2,50 to <10,00	—	—	—	—	—	—	—	—	—	—	—	—
2,50 to <5,00	—	—	—	—	—	—	—	—	—	—	—	—
5,00 to <10,00	—	—	—	—	—	—	—	—	—	—	—	—
10,00 to <100,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—

p.126

Pillar 3 | 2025	> 4. Risk

PD Scale (1)(6)	Original on- balance sheet gross exposure	Off-balance sheet exposures pre CCF	Average CCF(2)	EAD post CRM and post-CCF	Average PD(3)	Number of obligors	Average LGD(4)	Average Maturity (days)(5)	RWA	RWA Density	EL	Value adjustments and provisions
10,00 to <20,00	—	—	—	—	—	—	—	—	—	—	—	—
20,00 to <30,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
30,00 to <100,00	—	—	—	—	—%	—	—%	—	—	—%	—	—
100,00 (Default)	—	—	—%	—	—%	—	—%	—	—	—%	—	—
Memo item: Corporates - SME	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,00 to <0,15	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,00 to <0,10	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,10 to <0,15	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,15 to <0,25	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,25 to <0,50	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,50 to <0,75	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,75 to <2,50	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,75 to <1,75	—	—	—%	—	—%	—	—%	—	—	—%	—	—
1,75 to <2,50	—	—	—%	—	—%	—	—%	—	—	—%	—	—
2,50 to <10,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
2,50 to <5,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
5,00 to <10,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
10,00 to <100,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
10,00 to <20,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
20,00 to <30,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
30,00 to <100,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
100,00 (Default)	—	—	—%	—	—%	—	—%	—	—	—%	—	—
Retail - Secured by residential real estate	66,875	3,852	1.00%	67,645	3.98%	922,241	34.16%	—	15,580	23%	1,076	(829)
0,00 to <0,15	34,373	1,593	1.02%	34,692	0.07%	460,444	33.87%	—	2,044	6%	8	(4)
0,00 to <0,10	29,673	1,568	1.02	29,987	0.06	389,054	33.98	—	1,622	5	6	(3)
0,10 to <0,15	4,700	25	1.11%	4,705	0.12%	71,390	33.13%	—	423	9%	2	(1)
0,15 to <0,25	8,956	853	0.96%	9,126	0.19%	129,651	32.80%	—	1,154	13%	6	(2)
0,25 to <0,50	9,459	642	1.17%	9,587	0.38%	130,445	35.83%	—	2,208	23%	13	(4)
0,50 to <0,75	3,106	244	0.79%	3,155	0.64%	49,690	33.05%	—	971	31%	7	(3)
0,75 to <2,50	4,743	369	0.77%	4,816	1.31%	72,886	33.64%	—	2,416	50%	21	(19)
0,75 to <1,75	3,635	261	0.81%	3,688	1.12%	56,371	33.67%	—	1,687	46%	14	(12)
1,75 to <2,50	1,107	108	0.68	1,129	1.97	16,515	33.53	—	729	65	7	(7)
2,50 to <10,00	2,552	116	0.79%	2,576	4.89%	34,372	33.56%	—	2,738	106%	42	(75)
2,50 to <5,00	1,361	89	0.85%	1,379	3.43%	20,271	32.39%	—	1,184	86%	15	(51)
5,00 to <10,00	1,191	27	0.56%	1,197	6.57%	14,101	34.92%	—	1,554	130%	27	(24)
10,00 to <100,00	1,619	22	3.08%	1,623	20.88%	16,600	32.74%	—	2,838	175%	112	(69)

p.127

Pillar 3 | 2025	> 4. Risk

PD Scale (1)(6)	Original on- balance sheet gross exposure	Off-balance sheet exposures pre CCF	Average CCF(2)	EAD post CRM and post-CCF	Average PD(3)	Number of obligors	Average LGD(4)	Average Maturity (days)(5)	RWA	RWA Density	EL	Value adjustments and provisions
10,00 to <20,00	825	4	1.21%	826	13.76%	8,469	33.11%	—	1,381	167%	38	(30)
20,00 to <30,00	531	7	5.87%	532	22.79%	5,029	31.07%	—	948	178%	38	(28)
30,00 to <100,00	263	10	1.75%	265	39.23%	3,102	34.92%	—	510	192%	37	(11)
100,00 (Default)	2,067	13	0.71%	2,069	100.00%	28,153	41.92%	—	1,212	59%	868	(653)
Retail - Qualifying revolving	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,00 to <0,15	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,00 to <0,10	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,10 to <0,15	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,15 to <0,25	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,25 to <0,50	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,50 to <0,75	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,75 to <2,50	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,75 to <1,75	—	—	—%	—	—%	—	—%	—	—	—%	—	—
1,75 to <2,50	—	—	—	—	—%	—	—%	—	—	—%	—	—
2,50 to <10,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
2,50 to <5,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
5,00 to <10,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
10,00 to <100,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
10,00 to <20,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
20,00 to <30,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
30,00 to <100,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
100,00 (Default)	—	—	—%	—	—%	—	—%	—	—	—%	—	—
Retail - Purchased receivables	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,00 to <0,15	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,00 to <0,10	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,10 to <0,15	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,15 to <0,25	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,25 to <0,50	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,50 to <0,75	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,75 to <2,50	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,75 to <1,75	—	—	—%	—	—%	—	—%	—	—	—%	—	—
1,75 to <2,50	—	—	—%	—	—%	—	—%	—	—	—%	—	—
2,50 to <10,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
2,50 to <5,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
5,00 to <10,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
10,00 to <100,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—

p.128

Pillar 3 | 2025	> 4. Risk

PD Scale (1)(6)	Original on- balance sheet gross exposure	Off-balance sheet exposures pre CCF	Average CCF(2)	EAD post CRM and post-CCF	Average PD(3)	Number of obligors	Average LGD(4)	Average Maturity (days)(5)	RWA	RWA Density	EL	Value adjustments and provisions
10,00 to <20,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
20,00 to <30,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
30,00 to <100,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
100,00 (Default)	—	—	—%	—	—%	—	—%	—	—	—%	—	—
Retail - Other	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,00 to <0,15	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,00 to <0,10	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,10 to <0,15	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,15 to <0,25	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,25 to <0,50	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,50 to <0,75	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,75 to <2,50	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,75 to <1,75	—	—	—%	—	—%	—	—%	—	—	—%	—	—
1,75 to <2,50	—	—	—%	—	—%	—	—%	—	—	—%	—	—
2,50 to <10,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
2,50 to <5,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
5,00 to <10,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
10,00 to <100,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
10,00 to <20,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
20,00 to <30,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
30,00 to <100,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
100,00 (Default)	—	—	—%	—	—%	—	—%	—	—	—%	—	—
Memo item: Retail - Secured by immovable property SME	—	—	6.88%	—	22.72%	3	34.11%	—	—	149%	—	—
0,00 to <0,15	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,00 to <0,10	—	—	—	—	—	—	—	—	—	—	—	—
0,10 to <0,15	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,15 to <0,25	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,25 to <0,50	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,50 to <0,75	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,75 to <2,50	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,75 to <1,75	—	—	—%	—	—%	—	—%	—	—	—%	—	—
1,75 to <2,50	—	—	—	—	—	—	—	—	—	—	—	—
2,50 to <10,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
2,50 to <5,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
5,00 to <10,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
10,00 to <100,00	—	—	6.88%	—	22.72%	3	34.11%	—	—	149%	—	—

p.129

Pillar 3 | 2025	> 4. Risk

PD Scale (1)(6)	Original on- balance sheet gross exposure	Off-balance sheet exposures pre CCF	Average CCF(2)	EAD post CRM and post-CCF	Average PD(3)	Number of obligors	Average LGD(4)	Average Maturity (days)(5)	RWA	RWA Density	EL	Value adjustments and provisions
10,00 to <20,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
20,00 to <30,00	—	—	6.88%	—	22.72%	3	34.11%	—	—	149%	—	—
30,00 to <100,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
100,00 (Default)	—	—	—%	—	—%	—	—%	—	—	—%	—	—
Memo item: Retail - Secured by immovable property non-SME	66,874	3,851	1.00%	67,645	3.98%	922,238	34.16%	—	15,580	23%	1,076	(829)
0,00 to <0,15	34,373	1,593	1.02%	34,692	0.07%	460,444	33.87%	—	2,044	6%	8	(4)
0,00 to <0,10	29,673	1,568	1.02%	29,987	0.06%	389,054	33.98%	—	1,622	5%	6	(3)
0,10 to <0,15	4,700	25	1.11%	4,705	0.12%	71,390	33.13%	—	423	9%	2	(1)
0,15 to <0,25	8,956	853	0.96%	9,126	0.19%	129,651	32.80%	—	1,154	13%	6	(2)
0,25 to <0,50	9,459	642	1.17%	9,587	0.38%	130,445	35.83%	—	2,208	23%	13	(4)
0,50 to <0,75	3,106	244	0.79%	3,155	0.64%	49,690	33.05%	—	971	31%	7	(3)
0,75 to <2,50	4,743	369	0.77%	4,816	1.31%	72,886	33.64%	—	2,416	50%	21	(19)
0,75 to <1,75	3,635	261	0.81%	3,688	1.12%	56,371	33.67%	—	1,687	46%	14	(12)
1,75 to <2,50	1,107	108	0.68	1,129	1.97%	16,515	33.53%	—	729	65%	7	(7)
2,50 to <10,00	2,552	116	0.79%	2,576	4.89%	34,372	33.56%	—	2,738	106%	42	(75)
2,50 to <5,00	1,361	89	0.85%	1,379	3.43%	20,271	32.39%	—	1,184	86%	15	(51)
5,00 to <10,00	1,191	27	0.56%	1,197	6.57%	14,101	34.92%	—	1,554	130%	27	(24)
10,00 to <100,00	1,619	21	3.01%	1,623	20.88%	16,597	32.74%	—	2,838	175%	112	(69)
10,00 to <20,00	825	4	1.21%	826	13.76%	8,469	33.11%	—	1,381	167%	38	(30)
20,00 to <30,00	531	7	5.82%	532	22.79%	5,026	31.07%	—	947	178%	38	(28)
30,00 to <100,00	263	10	1.75%	265	39.23%	3,102	34.92%	—	510	192%	37	(11)
100,00 (Default)	2,067	13	0.71%	2,069	100.00%	28,153	41.92%	—	1,212	59%	868	(653)
Memo item: Retail - Other SME	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,00 to <0,15	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,00 to <0,10	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,10 to <0,15	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,15 to <0,25	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,25 to <0,50	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,50 to <0,75	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,75 to <2,50	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,75 to <1,75	—	—	—%	—	—%	—	—%	—	—	—%	—	—
1,75 to <2,50	—	—	—%	—	—%	—	—%	—	—	—%	—	—
2,50 to <10,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
2,50 to <5,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
5,00 to <10,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—

p.130

Pillar 3 | 2025	> 4. Risk

PD Scale (1)(6)	Original on- balance sheet gross exposure	Off-balance sheet exposures pre CCF	Average CCF(2)	EAD post CRM and post-CCF	Average PD(3)	Number of obligors	Average LGD(4)	Average Maturity (days)(5)	RWA	RWA Density	EL	Value adjustments and provisions
10,00 to <100,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
10,00 to <20,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
20,00 to <30,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
30,00 to <100,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
100,00 (Default)	—	—	—%	—	—%	—	—%	—	—	—%	—	—
Memo item: Retail - Other non-SME	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,00 to <0,15	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,00 to <0,10	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,10 to <0,15	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,15 to <0,25	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,25 to <0,50	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,50 to <0,75	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,75 to <2,50	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,75 to <1,75	—	—	—%	—	—%	—	—%	—	—	—%	—	—
1,75 to <2,50	—	—	—%	—	—%	—	—%	—	—	—%	—	—
2,50 to <10,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
2,50 to <5,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
5,00 to <10,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
10,00 to <100,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
10,00 to <20,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
20,00 to <30,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
30,00 to <100,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
100,00 (Default)	—	—	—%	—	—%	—	—%	—	—	—%	—	—
Total AIRB Approach	66,875	3,852	1.00%	67,645	3.98%	922,241	34.16%		15,580	23%	1,076	(829)
(*) Exposures of less than 500,000 euros rounded down to zero are shown with a dash.
(1) PD intervals established by the CRR3 EBA ITS.
(2) Calculated as EAD after CCF for off-balance sheet exposure over total off-balance exposure before CCF.
(3) Corresponds to obligor grade PD weighted by EAD post CRM.
(4) Corresponds to obligor grade LGD weighted by EAD post CRM.
(5) Corresponds to the maturity of the obligor in years weighted by EAD. In accordance with Regulation (EU) 680/2014, it is reported only for those categories where average maturities are relevant for the calculation of RWA. Residual maturities of less than one year are rounded to 1.

(6) Specialised lending exposures are included in the FIRB approach. The Group has chosen to use the supervisory slotting criteria method, in line with the provisions of article 153.5 of the CRR, therefore, following the CRR3 EBA ITS, Specialised Lending exposures are not included in this table.

p.131

Pillar 3 | 2025	> 4. Risk

TABLE 32.2. EU CR6 - IRB APPROACH - CREDIT RISK EXPOSURES BY EXPOSURE CLASS AND PD RANGE (FIRB. MILLION EUROS. 12-31-2025)

PD Scale (1)(6)	Original on- balance sheet gross exposure	Off-balance sheet exposures pre CCF	Average CCF(2)	EAD post CRM and post-CCF	Average PD(3)	Number of obligors	Average LGD(4)	Average Maturity (days)(5)	RWA	RWA Density	EL	Value adjustments and provisions
Prudential portfolios for FIRB approach	142,974	123,081	35.57%	186,739	1.54%	66,325	38.47%		78,993	42%	1,086	(1,461)
Central governments or central banks	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,00 to <0,15	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,00 to <0,10	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,10 to <0,15	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,15 to <0,25	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,25 to <0,50	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,50 to <0,75	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,75 to <2,50	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,75 to <1,75	—	—	—%	—	—%	—	—%	—	—	—%	—	—
1,75 to <2,50	—	—	—	—	—	—	—	—	—	—	—	—
2,50 to <10,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
2,50 to <5,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
5,00 to <10,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
10,00 to <100,00	—	—	—	—	—%	—	—%	—	—	—%	—	—
10,00 to <20,00	—	—	—	—	—%	—	—%	—	—	—%	—	—
20,00 to <30,00	—	—	—	—	—%	—	—%	—	—	—%	—	—
30,00 to <100,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
100,00 (Default)	—	—	—%	—	—%	—	—%	—	—	—%	—	—
Regional governments or local authorities	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,00 to <0,15	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,00 to <0,10	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,10 to <0,15	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,15 to <0,25	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,25 to <0,50	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,50 to <0,75	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,75 to <2,50	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,75 to <1,75	—	—	—%	—	—%	—	—%	—	—	—%	—	—
1,75 to <2,50	—	—	—	—	—	—	—	—	—	—	—	—
2,50 to <10,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
2,50 to <5,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
5,00 to <10,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
10,00 to <100,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
10,00 to <20,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
20,00 to <30,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—

p.132

Pillar 3 | 2025	> 4. Risk

PD Scale (1)(6)	Original on- balance sheet gross exposure	Off-balance sheet exposures pre CCF	Average CCF(2)	EAD post CRM and post-CCF	Average PD(3)	Number of obligors	Average LGD(4)	Average Maturity (days)(5)	RWA	RWA Density	EL	Value adjustments and provisions
30,00 to <100,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
100,00 (Default)	—	—	—%	—	—%	—	—%	—	—	—%	—	—
Public sector entities	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,00 to <0,15	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,00 to <0,10	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,10 to <0,15	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,15 to <0,25	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,25 to <0,50	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,50 to <0,75	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,75 to <2,50	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,75 to <1,75	—	—	—%	—	—%	—	—%	—	—	—%	—	—
1,75 to <2,50	—	—	—%	—	—%	—	—%	—	—	—%	—	—
2,50 to <10,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
2,50 to <5,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
5,00 to <10,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
10,00 to <100,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
10,00 to <20,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
20,00 to <30,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
30,00 to <100,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
100,00 (Default)	—	—	—%	—	—%	—	—%	—	—	—%	—	—
Institutions	19,739	13,334	36.17%	24,557	0.20%	1,007	39.35%	7	6,450	26%	19	(6)
0,00 to <0,15	14,674	10,377	35.55%	18,356	0.07%	503	39.89%	9	3,497	19%	5	(2)
0,00 to <0,10	11,624	9,307	35.40%	14,912	0.06%	370	39.81%	11	2,546	17%	3	(1)
0,10 to <0,15	3,050	1,069	36.85%	3,444	0.11%	133	40.22%	2	951	28%	2	(1)
0,15 to <0,25	1,980	2,159	37.61%	2,793	0.18%	167	44.76%	3	1,052	38%	2	(1)
0,25 to <0,50	584	399	46.44%	772	0.34%	80	30.92%	4	253	33%	1	—
0,50 to <0,75	1,643	157	41.09%	1,707	0.56%	64	25.55%	2	677	40%	2	(1)
0,75 to <2,50	769	134	25.04%	798	1.21%	95	44.95%	2	787	99%	4	(1)
0,75 to <1,75	769	134	25.04%	798	1.21%	95	44.95%	2	787	99%	4	(1)
1,75 to <2,50	—	—	—%	—	—%	—	—%	—	—	—%	—	—
2,50 to <10,00	80	95	37.07%	117	4.19%	37	44.42%	1	151	129%	2	(1)
2,50 to <5,00	80	95	37.15%	117	4.19%	29	44.42%	1	151	129%	2	(1)
5,00 to <10,00	—	—	11.71%	—	8.64%	8	45.00%	1	—	175%	—	—
10,00 to <100,00	9	14	30.56%	12	38.34%	59	45.00%	3	32	261%	2	(1)
10,00 to <20,00	—	7	20.23%	1	13.26%	8	45.00%	2	3	200%	—	—
20,00 to <30,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
30,00 to <100,00	9	8	39.29%	11	41.58%	51	45.00%	3	29	269%	2	—

p.133

Pillar 3 | 2025	> 4. Risk

PD Scale (1)(6)	Original on- balance sheet gross exposure	Off-balance sheet exposures pre CCF	Average CCF(2)	EAD post CRM and post-CCF	Average PD(3)	Number of obligors	Average LGD(4)	Average Maturity (days)(5)	RWA	RWA Density	EL	Value adjustments and provisions
100,00 (Default)	—	—	20.00%	—	100.00%	2	45.00%	5	—	—%	—	—
Corporates - Specialised Lending	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,00 to <0,15	—	—	—	—	—	—	—	—	—	—	—	—
0,00 to <0,10	—	—	—	—	—	—	—	—	—	—	—	—
0,10 to <0,15	—	—	—	—	—	—	—	—	—	—	—	—
0,15 to <0,25	—	—	—	—	—	—	—	—	—	—	—	—
0,25 to <0,50	—	—	—	—	—	—	—	—	—	—	—	—
0,50 to <0,75	—	—	—	—	—	—	—	—	—	—	—	—
0,75 to <2,50	—	—	—	—	—	—	—	—	—	—	—	—
0,75 to <1,75	—	—	—	—	—	—	—	—	—	—	—	—
1,75 to <2,50	—	—	—	—	—	—	—	—	—	—	—	—
2,50 to <10,00	—	—	—	—	—	—	—	—	—	—	—	—
2,50 to <5,00	—	—	—	—	—	—	—	—	—	—	—	—
5,00 to <10,00	—	—	—	—	—	—	—	—	—	—	—	—
10,00 to <100,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
10,00 to <20,00	—	—	—	—	—	—	—	—	—	—	—	—
20,00 to <30,00	—	—	—%	—	—%	—	—%	—	—	—%	—	—
30,00 to <100,00	—	—	—	—	—%	—	—%	—	—	—%	—	—
100,00 (Default)	—	—	—%	—	—%	—	—%	—	—	—%	—	—
Corporates - Purchased receivables	5,123	—	—%	5,123	0.99%	5,938	39.97%	—	1,491	29%	21	(14)
0,00 to <0,15	825	—	—%	825	0.09%	792	40.00%	1	138	17%	—	—
0,00 to <0,10	444	—	—%	444	0.06%	75	40.00%	1	50	11%	—	—
0,10 to <0,15	381	—	—%	381	0.12%	717	40.00%	2	89	23%	—	—
0,15 to <0,25	2,623	—	—%	2,623	0.20%	986	40.00%	—	542	21%	2	—
0,25 to <0,50	1,105	—	—%	1,105	0.37%	865	39.94%	—	354	32%	2	—
0,50 to <0,75	219	—	—%	219	0.60%	663	39.92%	—	99	45%	1	—
0,75 to <2,50	236	—	—%	236	1.22%	974	39.83%	—	146	62%	1	(2)
0,75 to <1,75	191	—	—%	191	1.08%	905	39.81%	—	113	59%	1	—
1,75 to <2,50	45	—	—%	45	1.81%	69	39.92%	—	32	72%	—	(1)
2,50 to <10,00	38	—	—%	38	4.04%	1,171	38.84%	—	37	97%	1	(1)
2,50 to <5,00	28	—	—%	28	3.09%	694	38.59%	—	24	88%	—	—
5,00 to <10,00	10	—	—%	10	6.66%	477	39.54%	—	12	122%	—	—
10,00 to <100,00	67	—	—%	67	37.34%	429	39.98%	—	175	262%	10	(2)
10,00 to <20,00	1	—	—%	1	13.27%	117	40.00%	—	2	190%	—	(1)
20,00 to <30,00	1	—	—%	1	23.81%	10	40.00%	—	2	206%	—	—
30,00 to <100,00	65	—	—%	65	37.91%	302	39.98%	—	171	264%	10	(1)
100,00 (Default)	10	—	—%	10	100.00%	58	39.53%	—	—	—%	4	(9)

p.134

Pillar 3 | 2025	> 4. Risk

PD Scale (1)(6)	Original on- balance sheet gross exposure	Off-balance sheet exposures pre CCF	Average CCF(2)	EAD post CRM and post-CCF	Average PD(3)	Number of obligors	Average LGD(4)	Average Maturity (days)(5)	RWA	RWA Density	EL	Value adjustments and provisions
Corporates - Other	118,113	109,747	35.50%	157,059	1.76%	59,380	38.28%	2	71,052	45%	1,046	(1,441)
0,00 to <0,15	18,311	29,983	34.63%	28,815	0.09%	6,403	39.89%	2	6,109	21%	11	(6)
0,00 to <0,10	11,265	16,896	33.54	17,034	0.07	364	40.00	2	3,044	18	5	(1)
0,10 to <0,15	7,046	13,087	36.04%	11,782	0.12%	6,039	39.74%	2	3,064	26%	6	(4)
0,15 to <0,25	43,133	44,450	37.85%	59,977	0.20%	5,995	39.27%	2	20,631	34%	48	(16)
0,25 to <0,50	22,900	14,291	35.54%	27,902	0.36%	8,121	37.58%	2	13,234	47%	39	(17)
0,50 to <0,75	10,743	6,907	37.75%	13,376	0.59%	6,768	37.76%	2	8,077	60%	30	(17)
0,75 to <2,50	13,515	8,285	34.57%	16,379	1.24%	12,003	36.15%	2	12,721	78%	76	(84)
0,75 to <1,75	11,375	6,791	33.30%	13,646	1.12%	11,476	36.07%	2	10,318	76%	57	(46)
1,75 to <2,50	2,140	1,494	40.35	2,733	1.81	527	36.54	2	2,404	88	18	(37)
2,50 to <10,00	6,964	5,214	18.83%	7,851	4.58%	13,208	33.37%	2	8,129	104%	128	(210)
2,50 to <5,00	4,931	4,007	17.54%	5,559	3.41%	8,963	33.12%	2	5,236	94%	67	(136)
5,00 to <10,00	2,032	1,207	23.10%	2,293	7.42%	4,245	33.98%	2	2,893	126%	61	(74)
10,00 to <100,00	996	412	36.60%	1,141	23.06%	3,538	36.79%	2	2,148	188%	101	(81)
10,00 to <20,00	482	140	29.32%	519	14.20%	1,628	36.80%	2	910	176%	29	(33)
20,00 to <30,00	224	169	44.70%	300	23.04%	229	39.02%	1	615	205%	27	(22)
30,00 to <100,00	291	102	33.19%	323	37.27%	1,681	34.72%	2	623	193%	45	(26)
100,00 (Default)	1,550	206	32.54%	1,616	100.00%	3,344	36.34%	2	4	—%	615	(1,011)
Memo item: Corporates - Large Corporates	80,742	91,079	26.92%	114,015	0.47%	8,089	39.44%	2	44,189	39%	211	(226)
0,00 to <0,15	16,761	28,388	34.86%	26,756	0.09%	1,098	40.00%	2	5,541	21%	10	(3)
0,00 to <0,10	11,099	16,783	33.57%	16,833	0.07%	398	40.00%	2	2,966	18%	5	(1)
0,10 to <0,15	5,661	11,605	36.72%	9,923	0.12%	700	40.00%	2	2,575	26%	5	(1)
0,15 to <0,25	38,399	39,861	37.51%	53,357	0.20%	2,502	39.68%	2	18,110	34%	43	(13)
0,25 to <0,50	15,010	11,584	35.20%	19,009	0.37%	1,464	38.32%	2	9,050	48%	27	(10)
0,50 to <0,75	5,353	5,122	39.40%	7,402	0.61%	809	39.59%	2	4,573	62%	18	(7)
0,75 to <2,50	4,016	4,771	37.84%	5,831	1.27%	1,009	38.81%	2	4,741	81%	29	(42)
0,75 to <1,75	2,993	3,435	37.76%	4,311	1.08%	781	38.65%	2	3,293	76%	18	(10)
1,75 to <2,50	1,023	1,337	38.05	1,520	1.80%	228	39.27%	2	1,449	95%	11	(32)
2,50 to <10,00	938	1,087	33.00%	1,286	4.85%	865	36.57%	2	1,546	120%	23	(94)
2,50 to <5,00	534	612	36.42%	738	3.21%	477	36.69%	2	807	109%	9	(62)
5,00 to <10,00	404	475	28.58%	548	7.07%	388	36.41%	2	739	135%	14	(32)
10,00 to <100,00	204	210	42.65%	294	24.41%	276	40.00%	1	628	214%	29	(22)
10,00 to <20,00	29	12	29.43%	33	14.45%	85	40.00%	2	77	236%	2	(6)
20,00 to <30,00	148	155	45.22%	218	22.70%	18	40.00%	1	449	206%	20	(15)
30,00 to <100,00	27	42	37.02%	43	40.71%	173	40.00%	1	101	237%	7	(1)
100,00 (Default)	60	56	38.83%	82	100.00%	66	39.76%	1	—	—%	33	(35)
Memo item: Corporates - SME	17,156	6,218	26.92%	18,785	6.81%	46,479	34.31%	2	10,720	57%	484	(738)

p.135

Pillar 3 | 2025	> 4. Risk

PD Scale (1)(6)	Original on- balance sheet gross exposure	Off-balance sheet exposures pre CCF	Average CCF(2)	EAD post CRM and post-CCF	Average PD(3)	Number of obligors	Average LGD(4)	Average Maturity (days)(5)	RWA	RWA Density	EL	Value adjustments and provisions
0,00 to <0,15	818	855	34.26%	1,113	0.12%	5,212	37.94%	2	243	22%	—	(3)
0,00 to <0,10	—	—	—%	—	—%	—	—%	—	—	—%	—	—
0,10 to <0,15	818	855	34.26%	1,113	0.12%	5,212	37.94%	2	243	22%	—	(3)
0,15 to <0,25	2,120	431	41.22%	2,294	0.22%	2,823	33.43%	3	692	30%	2	(1)
0,25 to <0,50	2,328	684	38.78%	2,592	0.34%	5,610	35.58%	2	972	38%	3	(3)
0,50 to <0,75	1,901	574	33.80%	2,094	0.53%	5,284	36.12%	2	1,004	48%	4	(5)
0,75 to <2,50	4,428	1,116	31.97%	4,775	1.19%	9,940	34.06%	2	2,999	63%	20	(23)
0,75 to <1,75	4,199	1,077	29.63%	4,508	1.15%	9,824	34.44%	2	2,830	63%	19	(22)
1,75 to <2,50	229	39	96.01%	267	1.88%	116	27.64%	3	168	63%	1	(1)
2,50 to <10,00	4,159	2,380	14.08%	4,466	4.42%	11,615	32.16%	2	3,835	86%	69	(79)
2,50 to <5,00	3,191	1,877	14.37%	3,436	3.44%	8,015	32.12%	2	2,758	80%	41	(57)
5,00 to <10,00	968	503	13.02%	1,030	7.69%	3,600	32.29%	2	1,076	105%	28	(22)
10,00 to <100,00	572	101	29.21%	599	24.60%	3,080	34.79%	2	970	162%	55	(35)
10,00 to <20,00	284	49	30.52%	298	14.01%	1,376	35.31%	2	425	143%	16	(18)
20,00 to <30,00	44	7	39.33%	47	23.70%	180	35.24%	2	77	164%	4	(4)
30,00 to <100,00	244	45	26.19%	255	37.12%	1,524	34.11%	2	467	183%	35	(13)
100,00 (Default)	829	77	29.60%	852	100.00%	2,915	36.00%	2	4	1%	330	(589)
Total FIRB Approach	142,974	123,081	35.57%	186,739	1.54%	66,325	38.47%		78,993	42%	1,086	(1,461)
(*) Exposures of less than 500,000 euros rounded down to zero are shown with a dash.
(1) PD intervals established by the CRR3 EBA ITS.
(2) Calculated as EAD after CCF for off-balance sheet exposure over total off-balance exposure before CCF.
(3) Corresponds to obligor grade PD weighted by EAD post CRM.
(4) Corresponds to obligor grade LGD weighted by EAD post CRM.
(5) Corresponds to the maturity of the obligor in years weighted by EAD. In accordance with Regulation (EU) 680/2014, it is reported only for those categories where average maturities are relevant for the calculation of RWA. Residual maturities of less than one year are rounded to 1.

(6) The Group has chosen to use the supervisory slotting criteria method fo specialised lending exposures, in line with the provisions of article 153.5 of the CRR, and therefore, following the CRR3 EBA ITS, specialised lending exposures are not included in this table.

For information about exposures and RWA under IRB approach, see tables 16 and 36.
The tables corresponding to June 30, 2025 are available in the editable file “Pillar 3 2025 - Tables & Annexes”.
The table below includes all collaterals meeting the eligibility criteria for solvency purposes, and have an effect on EAD or other parameters such as LGD in the case of credit risk exposures under internal models (IRB).

p.136

Pillar 3 | 2025	> 4. Risk

TABLE 33. EU CR7-A - IRB APPROACH – DISCLOSURE OF THE EXTENT OF THE USE OF CRM TECHNIQUES (MILLION EUROS. 12-31-2025)

	Total exposures	Funded credit Protection (FCP)									Unfunded credit Protection (UFCP)		RWEA without substitution effects (reduction effects only)	RWEA with substitution effects (both reduction and sustitution effects)
		Part of exposures covered by Financial Collaterals (%)	Part of exposures covered by Other eligible collaterals (%)				Part of exposures covered by Other funded credit protection (%)				Part of exposures covered by Guarantees (%)	Part of exposures covered by Credit Derivatives (%)
				Part of exposures covered by Immovable property Collaterals (%)	Part of exposures covered by Receivables (%)	Part of exposures covered by Other physical collateral (%)		Part of exposures covered by Cash on deposit (%)	Part of exposures covered by Life insurance policies (%)	Part of exposures covered by Instruments held by a third party (%)
Central governments and central banks	—	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	—	—
Regional governments and local authorities	—	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	—	—
Public sector entities	—	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	—	—
Institutions	24,557	3.41%	0.09%	0.03%	—%	0.07%	—%	—%	—%	—%	—%	—%	12,434	6,450
Corporates	176,253	0.61%	7.31%	2.73%	0.18%	4.40%	—%	—%	—%	—%	—%	—%	143,608	83,081
Corporates – General	157,059	0.69%	8.20%	3.06%	0.20%	4.93%	—%	—%	—%	—%	—%	—%	124,376	71,052
Corporates – Specialised lending	14,071	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	17,222	10,538
Corporates – Purchased Receivables	5,123	0.03%	0.12%	0.03%	0.04%	0.06%	—%	—%	—%	—%	—%	—%	2,010	1,491
Total FIRB	200,810	0.96%	6.42%	2.40%	0.16%	3.87%	—%	—%	—%	—%	—%	—%	156,042	89,531

p.137

Pillar 3 | 2025	> 4. Risk

TABLE 33. EU CR7-A - IRB APPROACH – DISCLOSURE OF THE EXTENT OF THE USE OF CRM TECHNIQUES (MILLION EUROS. 12-31-2025)

	Total exposures	Funded credit Protection (FCP)									Unfunded credit Protection (UFCP)		RWEA without substitution effects (reduction effects only)	RWEA with substitution effects (both reduction and sustitution effects)
		Part of exposures covered by Financial Collaterals (%)	Part of exposures covered by Other eligible collaterals (%)				Part of exposures covered by Other funded credit protection (%)				Part of exposures covered by Guarantees (%)	Part of exposures covered by Credit Derivatives (%)
				Part of exposures covered by Immovable property Collaterals (%)	Part of exposures covered by Receivables (%)	Part of exposures covered by Other physical collateral (%)		Part of exposures covered by Cash on deposit (%)	Part of exposures covered by Life insurance policies (%)	Part of exposures covered by Instruments held by a third party (%)
Central governments and central banks	—	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	—	—
Regional governments and local authorities	—	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	—	—
Public sector entities	—	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	—	—
Corporates	—	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	—	—
Corporates – General	—	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	—	—
Corporates – Specialised lending	—	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	—	—
Corporates – Purchased Receivables	—	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	—	—
Retail	67,645	—%	98.05%	96.83%	—%	1.22%	—%	—%	—%	—%	—%	—%	16,029	15,580
Retail – Qualifying revolving	—	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	—	—
Retail – Secured by residential immovable property	67,645	—%	98.05%	96.83%	—%	1.22%	—%	—%	—%	—%	—%	—%	16,029	15,580
Retail – Purchased Receivables	—	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	—	—
Retail – Other retail exposures	—	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	—	—
Total AIRB	67,645	—%	98.05%	96.83%	—%	1.22%	—%	—%	—%	—%	—%	—%	16,029	15,580

p.138

Pillar 3 | 2025	> 4. Risk

EU CR7-A (MILLION EUROS. 6-30-2025)

	Total exposures	Funded credit Protection (FCP)									Unfunded credit Protection (UFCP)		RWEA without substitution effects (reduction effects only)	RWEA with substitution effects (both reduction and sustitution effects)
		Part of exposures covered by Financial Collaterals (%)	Part of exposures covered by Other eligible collaterals (%)				Part of exposures covered by Other funded credit protection (%)				Part of exposures covered by Guarantees (%)	Part of exposures covered by Credit Derivatives (%)
				Part of exposures covered by Immovable property Collaterals (%)	Part of exposures covered by Receivables (%)	Part of exposures covered by Other physical collateral (%)		Part of exposures covered by Cash on deposit (%)	Part of exposures covered by Life insurance policies (%)	Part of exposures covered by Instruments held by a third party (%)
Central governments and central banks	—	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	—	—
Regional governments and local authorities	—	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	—	—
Public sector entities	—	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	—	—
Institutions	21,065	3.66%	0.25%	0.03%	—%	0.22%	—%	—%	—%	—%	3.77%	—%	20,107	5,584
Corporates	116,206	0.51%	1.92%	0.55%	0.02%	1.35%	—%	—%	—%	—%	10.36%	—%	83,403	48,672
Corporates – General	101,447	0.59%	2.19%	0.63%	0.02%	1.54%	—%	—%	—%	—%	10.76%	—%	69,151	39,995
Corporates – Specialised lending	11,207	—%	—%	—%	—%	—%	—%	—%	—%	—%	6.03%	—%	13,056	7,734
Corporates – Purchased Receivables	3,552	—%	—%	—%	—%	—%	—%	—%	—%	—%	12.64%	—%	1,196	944
Total FIRB	137,270	1.00%	1.66%	0.47%	0.01	1.18%	—%	—%	—%	—%	9.35%	—%	103,511	54,256

p.139

Pillar 3 | 2025	> 4. Risk

EU CR7-A (MILLION EUROS. 6-30-2025)

	Total exposures	Funded credit Protection (FCP)									Unfunded credit Protection (UFCP)		RWEA without substitution effects (reduction effects only)	RWEA with substitution effects (both reduction and sustitution effects)
		Part of exposures covered by Financial Collaterals (%)	Part of exposures covered by Other eligible collaterals (%)				Part of exposures covered by Other funded credit protection (%)				Part of exposures covered by Guarantees (%)	Part of exposures covered by Credit Derivatives (%)
				Part of exposures covered by Immovable property Collaterals (%)	Part of exposures covered by Receivables (%)	Part of exposures covered by Other physical collateral (%)		Part of exposures covered by Cash on deposit (%)	Part of exposures covered by Life insurance policies (%)	Part of exposures covered by Instruments held by a third party (%)
Central governments and central banks	1,716	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	3	183
Regional governments and local authorities	186	0.03%	0.03%	—%	—%	0.03%	—%	—%	—%	—%	—%	—%	85	34
Public sector entities	1,056	0.04%	4.03%	3.75%	—%	0.28%	—%	—%	—%	—%	—%	—%	842	613
Corporates	44,135	1.01%	14.90%	5.67%	0.60%	8.63%	—%	—%	—%	—%	—%	—%	56,360	35,120
Corporates – General	43,017	1.03%	15.27%	5.82%	0.61%	8.84%	—%	—%	—%	—%	—%	—%	54,299	34,620
Corporates – Specialised lending	0	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	0	0
Corporates – Purchased Receivables	1,118	0.06%	0.59%	0.07%	0.13%	0.40%	—%	—%	—%	—%	—%	—%	1,431	500
Retail	98,806	0.03%	64.95%	63.84%	—%	1.10%	—%	—%	—%	—%	—%	—%	54,833	38,859
Retail – Qualifying revolving	16,293	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	29,868	16,422
Retail – Secured by residential immovable property	69,550	—%	91.57%	90.52%	—%	1.05%	—%	—%	—%	—%	—%	—%	16,493	15,471
Retail – Purchased Receivables	5	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	13	3
Retail – Other retail exposures	12,958	0.20%	3.73%	0.98%	—%	2.75%	—%	—%	—%	—%	—%	—%	8,459	6,964
Total AIRB	145,899	0.32%	48.52%	44.98%	0.18%	3.36%	—%	—%	—%	—%	—%	—%	112,123	74,809
Currently, the Group does not use credit derivatives as a credit risk mitigation technique, so the EU CR7 table “IRB Approach - Effect on RWA of credit derivatives used as credit risk mitigation techniques” is not applicable.

p.140

Pillar 3 | 2025	> 4. Risk
4.2.7.3.Comparative analysis of the estimates made
Article 452 h) CRR
In application of article 452.h) of the CRR, two tables are presented below that show relevant information on the retrospective tests of the probability of default (PD backesting) of exposures to credit risk (excluding counterparty and securitisations), at consolidated level of the BBVA Group. Specifically, the PD estimated for the IRB models is compared with the average annual default rate of obligors.
As of December 31, 2025, this information is shown in the standard format and applying the instructions of the CRR3 EBA ITS:
–EU CR9: Backtesting of PD per exposure class by fixed PD scale.
–EU CR9.1: Backtesting of PD by exposure class where an additional column is added to report the equivalent external rating. The equivalence between the PD and the external ratings described in section 4.2.7.1.2 has been used.
Both tables exclude counterparty risk, securitisations and equity. It should be noted that this information is presented at a consolidated level, adding the IRB portfolios of BBVA.S.A. and BBVA Mexico. The information presented in these tables is as follows:
–Number of obligors: the obligors at the end of the previous fiscal year are presented.
–Of which: number of obligors who have defaulted: customers who defaulted at some point during the last 12 months, so that the debtors in default during the year are shown for each PD interval.
–Observed average default rate: arithmetic mean of one-year default rates. To calculate this rate, the obligors at the end of the previous year are taken into account in the denominator, and the obligors in default in the numerator.
–Arithmetic average PD and weighted average PD (EU CR9 only): the first one refers to the arithmetic average of the PD per obligor grade at the beginning of the period. The weighted average PD will be calculated by weighting by the exposure value of each PD range used for the RWA calculation. This weighted average PD will be the same as the one reported in the EU CR6 table.
–Average historical annual default rate: it corresponds to the average annual default rate for the previous five years.

p.141

Pillar 3 | 2025	> 4. Risk

TABLE 34.1. EU CR9 - IRB APPROACH - BACKTESTING OF PD PER EXPOSURE CLASS (FIXED PD SCALE) (AIRB. 12-31-2025)

AIRB	Number of obligors at the end of previous year	Of which number of obligors which defaulted in the year	Observed average default rate	Weighted average PD(1)	Arithmetic average PD by obligors(1)	Average historical annual default rate
Central governments or central banks
0,00 to <0,15	—	—	—%	—%	—%	—%
0,00 to <0,10	—	—	—%	—%	—%	—%
0,10 to <0,15	—	—	—%	—%	—%	—%
0,15 to <0,25	—	—	—%	—%	—%	—%
0,25 to <0,50	—	—	—%	—%	—%	—%
0,50 to <0,75	—	—	—%	—%	—%	—%
0,75 to <2,50	—	—	—%	—%	—%	—%
0,75 to <1,75	—	—	—%	—%	—%	—%
1,75 to <2,50	—	—	—%	—%	—%	—%
2,50 to <10,00	—	—	—%	—%	—%	—%
2,50 to <5,00	—	—	—%	—%	—%	—%
5,00 to <10,00	—	—	—%	—%	—%	—%
10,00 to <100,00	—	—	—%	—%	—%	—%
10,00 to <20,00	—	—	—%	—%	—%	—%
20,00 to <30,00	—	—	—%	—%	—%	—%
30,00 to <100,00	—	—	—%	—%	—%	—%
100,00 (Default)	—	—	—%	—%	—%	—%
Regional governments or local authorities
0,00 to <0,15	—	—	—%	—%	—%	—%
0,00 to <0,10	—	—	—%	—%	—%	—%
0,10 to <0,15	—	—	—%	—%	—%	—%
0,15 to <0,25	—	—	—%	—%	—%	—%
0,25 to <0,50	—	—	—%	—%	—%	—%
0,50 to <0,75	—	—	—%	—%	—%	—%
0,75 to <2,50	—	—	—%	—%	—%	—%
0,75 to <1,75	—	—	—%	—%	—%	—%
1,75 to <2,50	—	—	—%	—%	—%	—%
2,50 to <10,00	—	—	—%	—%	—%	—%
2,50 to <5,00	—	—	—%	—%	—%	—%
5,00 to <10,00	—	—	—%	—%	—%	—%
10,00 to <100,00	—	—	—%	—%	—%	—%
10,00 to <20,00	—	—	—%	—%	—%	—%
20,00 to <30,00	—	—	—%	—%	—%	—%
30,00 to <100,00	—	—	—%	—%	—%	—%
100,00 (Default)	—	—	—%	—%	—%	—%

p.142

Pillar 3 | 2025	> 4. Risk

AIRB	Number of obligors at the end of previous year	Of which number of obligors which defaulted in the year	Observed average default rate	Weighted average PD(1)	Arithmetic average PD by obligors(1)	Average historical annual default rate
Public sector entities
0,00 to <0,15	—	—	—%	—%	—%	—%
0,00 to <0,10	—	—	—%	—%	—%	—%
0,10 to <0,15	—	—	—%	—%	—%	—%
0,15 to <0,25	—	—	—%	—%	—%	—%
0,25 to <0,50	—	—	—%	—%	—%	—%
0,50 to <0,75	—	—	—%	—%	—%	—%
0,75 to <2,50	—	—	—%	—%	—%	—%
0,75 to <1,75	—	—	—%	—%	—%	—%
1,75 to <2,50	—	—	—%	—%	—%	—%
2,50 to <10,00	—	—	—%	—%	—%	—%
2,50 to <5,00	—	—	—%	—%	—%	—%
5,00 to <10,00	—	—	—%	—%	—%	—%
10,00 to <100,00	—	—	—%	—%	—%	—%
10,00 to <20,00	—	—	—%	—%	—%	—%
20,00 to <30,00	—	—	—%	—%	—%	—%
30,00 to <100,00	—	—	—%	—%	—%	—%
100,00 (Default)	—	—	—%	—%	—%	—%
Corporates - Specialised Lending
0,00 to <0,15	—	—	—%	—%	—%	—%
0,00 to <0,10	—	—	—%	—%	—%	—%
0,10 to <0,15	—	—	—%	—%	—%	—%
0,15 to <0,25	—	—	—%	—%	—%	—%
0,25 to <0,50	—	—	—%	—%	—%	—%
0,50 to <0,75	—	—	—%	—%	—%	—%
0,75 to <2,50	—	—	—%	—%	—%	—%
0,75 to <1,75	—	—	—%	—%	—%	—%
1,75 to <2,50	—	—	—%	—%	—%	—%
2,50 to <10,00	—	—	—%	—%	—%	—%
2,50 to <5,00	—	—	—%	—%	—%	—%
5,00 to <10,00	—	—	—%	—%	—%	—%
10,00 to <100,00	—	—	—%	—%	—%	—%
10,00 to <20,00	—	—	—%	—%	—%	—%
20,00 to <30,00	—	—	—%	—%	—%	—%
30,00 to <100,00	—	—	—%	—%	—%	—%
100,00 (Default)	—	—	—%	—%	—%	—%
Corporates - Purchased receivables
0,00 to <0,15	—	—	—%	—%	—%	—%

p.143

Pillar 3 | 2025	> 4. Risk

AIRB	Number of obligors at the end of previous year	Of which number of obligors which defaulted in the year	Observed average default rate	Weighted average PD(1)	Arithmetic average PD by obligors(1)	Average historical annual default rate
0,00 to <0,10	—	—	—%	—%	—%	—%
0,10 to <0,15	—	—	—%	—%	—%	—%
0,15 to <0,25	—	—	—%	—%	—%	—%
0,25 to <0,50	—	—	—%	—%	—%	—%
0,50 to <0,75	—	—	—%	—%	—%	—%
0,75 to <2,50	—	—	—%	—%	—%	—%
0,75 to <1,75	—	—	—%	—%	—%	—%
1,75 to <2,50	—	—	—%	—%	—%	—%
2,50 to <10,00	—	—	—%	—%	—%	—%
2,50 to <5,00	—	—	—%	—%	—%	—%
5,00 to <10,00	—	—	—%	—%	—%	—%
10,00 to <100,00	—	—	—%	—%	—%	—%
10,00 to <20,00	—	—	—%	—%	—%	—%
20,00 to <30,00	—	—	—%	—%	—%	—%
30,00 to <100,00	—	—	—%	—%	—%	—%
100,00 (Default)	—	—	—%	—%	—%	—%
Corporates - Other
0,00 to <0,15	—	—	—%	—%	—%	—%
0,00 to <0,10	—	—	—%	—%	—%	—%
0,10 to <0,15	—	—	—%	—%	—%	—%
0,15 to <0,25	—	—	—%	—%	—%	—%
0,25 to <0,50	—	—	—%	—%	—%	—%
0,50 to <0,75	—	—	—%	—%	—%	—%
0,75 to <2,50	—	—	—%	—%	—%	—%
0,75 to <1,75	—	—	—%	—%	—%	—%
1,75 to <2,50	—	—	—%	—%	—%	—%
2,50 to <10,00	—	—	—%	—%	—%	—%
2,50 to <5,00	—	—	—%	—%	—%	—%
5,00 to <10,00	—	—	—%	—%	—%	—%
10,00 to <100,00	—	—	—%	—%	—%	—%
10,00 to <20,00	—	—	—%	—%	—%	—%
20,00 to <30,00	—	—	—%	—%	—%	—%
30,00 to <100,00	—	—	—%	—%	—%	—%
100,00 (Default)	—	—	—%	—%	—%	—%
Memo item: Corporates - Large Corporates
0,00 to <0,15	—	—	—%	—%	—%	—%
0,00 to <0,10	—	—	—%	—%	—%	—%
0,10 to <0,15	—	—	—%	—%	—%	—%

p.144

Pillar 3 | 2025	> 4. Risk

AIRB	Number of obligors at the end of previous year	Of which number of obligors which defaulted in the year	Observed average default rate	Weighted average PD(1)	Arithmetic average PD by obligors(1)	Average historical annual default rate
0,15 to <0,25	—	—	—%	—%	—%	—%
0,25 to <0,50	—	—	—%	—%	—%	—%
0,50 to <0,75	—	—	—%	—%	—%	—%
0,75 to <2,50	—	—	—%	—%	—%	—%
0,75 to <1,75	—	—	—%	—%	—%	—%
1,75 to <2,50	—	—	—%	—%	—%	—%
2,50 to <10,00	—	—	—%	—%	—%	—%
2,50 to <5,00	—	—	—%	—%	—%	—%
5,00 to <10,00	—	—	—%	—%	—%	—%
10,00 to <100,00	—	—	—%	—%	—%	—%
10,00 to <20,00	—	—	—%	—%	—%	—%
20,00 to <30,00	—	—	—%	—%	—%	—%
30,00 to <100,00	—	—	—%	—%	—%	—%
100,00 (Default)	—	—	—%	—%	—%	—%
Memo item: Corporates - SME
0,00 to <0,15	—	—	—%	—%	—%	—%
0,00 to <0,10	—	—	—%	—%	—%	—%
0,10 to <0,15	—	—	—%	—%	—%	—%
0,15 to <0,25	—	—	—%	—%	—%	—%
0,25 to <0,50	—	—	—%	—%	—%	—%
0,50 to <0,75	—	—	—%	—%	—%	—%
0,75 to <2,50	—	—	—%	—%	—%	—%
0,75 to <1,75	—	—	—%	—%	—%	—%
1,75 to <2,50	—	—	—%	—%	—%	—%
2,50 to <10,00	—	—	—%	—%	—%	—%
2,50 to <5,00	—	—	—%	—%	—%	—%
5,00 to <10,00	—	—	—%	—%	—%	—%
10,00 to <100,00	—	—	—%	—%	—%	—%
10,00 to <20,00	—	—	—%	—%	—%	—%
20,00 to <30,00	—	—	—%	—%	—%	—%
30,00 to <100,00	—	—	—%	—%	—%	—%
100,00 (Default)	—	—	—%	—%	—%	—%
Retail - Secured by residential real estate
0,00 to <0,15	159,323	270	—%	—%	—%	—%
0,00 to <0,10	135,737	224	—%	—%	—%	—%
0,10 to <0,15	23,586	46	—%	—%	—%	—%
0,15 to <0,25	86,889	269	—%	—%	—%	—%
0,25 to <0,50	61,937	355	1%	—%	—%	1%

p.145

Pillar 3 | 2025	> 4. Risk

AIRB	Number of obligors at the end of previous year	Of which number of obligors which defaulted in the year	Observed average default rate	Weighted average PD(1)	Arithmetic average PD by obligors(1)	Average historical annual default rate
0,50 to <0,75	17,639	201	1%	1%	1%	2%
0,75 to <2,50	50,046	815	2%	1%	1%	2%
0,75 to <1,75	40,481	635	2%	1%	1%	2%
1,75 to <2,50	9,565	180	2%	2%	2%	3%
2,50 to <10,00	18,277	1,019	6%	5%	5%	8%
2,50 to <5,00	11,531	471	4%	3%	3%	6%
5,00 to <10,00	6,746	548	8%	7%	7%	12%
10,00 to <100,00	23,302	2,110	9%	21%	25%	12%
10,00 to <20,00	5,478	813	15%	14%	14%	20%
20,00 to <30,00	15,988	659	4%	23%	25%	6%
30,00 to <100,00	1,836	638	35%	39%	52%	44%
100,00 (Default)	25,005	—	—%	100%	100%	—%
Retail - Qualifying revolving
0,00 to <0,15	—	—	—%	—%	—%	—%
0,00 to <0,10	—	—	—%	—%	—%	—%
0,10 to <0,15	—	—	—%	—%	—%	—%
0,15 to <0,25	—	—	—%	—%	—%	—%
0,25 to <0,50	—	—	—%	—%	—%	—%
0,50 to <0,75	—	—	—%	—%	—%	—%
0,75 to <2,50	—	—	—%	—%	—%	—%
0,75 to <1,75	—	—	—%	—%	—%	—%
1,75 to <2,50	—	—	—%	—%	—%	—%
2,50 to <10,00	—	—	—%	—%	—%	—%
2,50 to <5,00	—	—	—%	—%	—%	—%
5,00 to <10,00	—	—	—%	—%	—%	—%
10,00 to <100,00	—	—	—%	—%	—%	—%
10,00 to <20,00	—	—	—%	—%	—%	—%
20,00 to <30,00	—	—	—%	—%	—%	—%
30,00 to <100,00	—	—	—%	—%	—%	—%
100,00 (Default)	—	—	—%	—%	—%	—%
Retail - Purchased receivables
0,00 to <0,15	—	—	—%	—%	—%	—%
0,00 to <0,10	—	—	—%	—%	—%	—%
0,10 to <0,15	—	—	—%	—%	—%	—%
0,15 to <0,25	—	—	—%	—%	—%	—%
0,25 to <0,50	—	—	—%	—%	—%	—%
0,50 to <0,75	—	—	—%	—%	—%	—%
0,75 to <2,50	—	—	—%	—%	—%	—%

p.146

Pillar 3 | 2025	> 4. Risk

AIRB	Number of obligors at the end of previous year	Of which number of obligors which defaulted in the year	Observed average default rate	Weighted average PD(1)	Arithmetic average PD by obligors(1)	Average historical annual default rate
0,75 to <1,75	—	—	—%	—%	—%	—%
1,75 to <2,50	—	—	—%	—%	—%	—%
2,50 to <10,00	—	—	—%	—%	—%	—%
2,50 to <5,00	—	—	—%	—%	—%	—%
5,00 to <10,00	—	—	—%	—%	—%	—%
10,00 to <100,00	—	—	—%	—%	—%	—%
10,00 to <20,00	—	—	—%	—%	—%	—%
20,00 to <30,00	—	—	—%	—%	—%	—%
30,00 to <100,00	—	—	—%	—%	—%	—%
100,00 (Default)	—	—	—%	—%	—%	—%
Retail - Other
0,00 to <0,15	—	—	—%	—%	—%	—%
0,00 to <0,10	—	—	—%	—%	—%	—%
0,10 to <0,15	—	—	—%	—%	—%	—%
0,15 to <0,25	—	—	—%	—%	—%	—%
0,25 to <0,50	—	—	—%	—%	—%	—%
0,50 to <0,75	—	—	—%	—%	—%	—%
0,75 to <2,50	—	—	—%	—%	—%	—%
0,75 to <1,75	—	—	—%	—%	—%	—%
1,75 to <2,50	—	—	—%	—%	—%	—%
2,50 to <10,00	—	—	—%	—%	—%	—%
2,50 to <5,00	—	—	—%	—%	—%	—%
5,00 to <10,00	—	—	—%	—%	—%	—%
10,00 to <100,00	—	—	—%	—%	—%	—%
10,00 to <20,00	—	—	—%	—%	—%	—%
20,00 to <30,00	—	—	—%	—%	—%	—%
30,00 to <100,00	—	—	—%	—%	—%	—%
100,00 (Default)	—	—	—%	—%	—%	—%
Memo item: Retail - Secured by immovable property SME
0,00 to <0,15	—	—	—%	—%	—%	—%
0,00 to <0,10	—	—	—%	—%	—%	—%
0,10 to <0,15	—	—	—%	—%	—%	—%
0,15 to <0,25	—	—	—%	—%	—%	—%
0,25 to <0,50	—	—	—%	—%	—%	—%
0,50 to <0,75	—	—	—%	—%	—%	—%
0,75 to <2,50	—	—	—%	—%	—%	—%
0,75 to <1,75	—	—	—%	—%	—%	—%

p.147

Pillar 3 | 2025	> 4. Risk

AIRB	Number of obligors at the end of previous year	Of which number of obligors which defaulted in the year	Observed average default rate	Weighted average PD(1)	Arithmetic average PD by obligors(1)	Average historical annual default rate
1,75 to <2,50	—	—	—%	—%	—%	—%
2,50 to <10,00	—	—	—%	—%	—%	—%
2,50 to <5,00	—	—	—%	—%	—%	—%
5,00 to <10,00	—	—	—%	—%	—%	—%
10,00 to <100,00	—	—	—%	23%	—%	—%
10,00 to <20,00	—	—	—%	—%	—%	—%
20,00 to <30,00	—	—	—%	23%	—%	—%
30,00 to <100,00	—	—	—%	—%	—%	—%
100,00 (Default)	—	—	—%	—%	—%	—%
Memo item: Retail - Secured by immovable property non-SME
0,00 to <0,15	159,323	270	0.17%	0.07%	0.08%	0.26%
0,00 to <0,10	135,737	224	0.17%	0.06%	0.07%	0.24%
0,10 to <0,15	23,586	46	0.20%	0.12%	0.13%	0.35%
0,15 to <0,25	86,889	269	0.31%	0.19%	0.19%	0.43%
0,25 to <0,50	61,937	355	0.57%	0.38%	0.35%	0.83%
0,50 to <0,75	17,639	201	1.14%	0.64%	0.57%	1.50%
0,75 to <2,50	50,046	815	1.63%	1.31%	1.39%	2.49%
0,75 to <1,75	40,481	635	1.57%	1.12%	1.23%	2.30%
1,75 to <2,50	9,565	180	1.88%	1.97%	2.08%	3.31%
2,50 to <10,00	18,277	1,019	5.58%	4.89%	4.84%	8.01%
2,50 to <5,00	11,531	471	4.08%	3.43%	3.35%	5.84%
5,00 to <10,00	6,746	548	8.12%	6.57%	7.37%	11.73%
10,00 to <100,00	23,302	2,110	9.06%	20.88%	24.67%	12.12%
10,00 to <20,00	5,478	813	14.84%	13.76%	14.04%	20.17%
20,00 to <30,00	15,988	659	4.12%	22.79%	25.16%	5.74%
30,00 to <100,00	1,836	638	34.75%	39.23%	52.03%	43.59%
100,00 (Default)	25,005	—	—%	100.00%	100.00%	—%
Memo item: Retail - Other SME
0,00 to <0,15	—	—	—%	—%	—%	—%
0,00 to <0,10	—	—	—%	—%	—%	—%
0,10 to <0,15	—	—	—%	—%	—%	—%
0,15 to <0,25	—	—	—%	—%	—%	—%
0,25 to <0,50	—	—	—%	—%	—%	—%
0,50 to <0,75	—	—	—%	—%	—%	—%
0,75 to <2,50	—	—	—%	—%	—%	—%
0,75 to <1,75	—	—	—%	—%	—%	—%
1,75 to <2,50	—	—	—%	—%	—%	—%

p.148

Pillar 3 | 2025	> 4. Risk

AIRB	Number of obligors at the end of previous year	Of which number of obligors which defaulted in the year	Observed average default rate	Weighted average PD(1)	Arithmetic average PD by obligors(1)	Average historical annual default rate
2,50 to <10,00	—	—	—%	—%	—%	—%
2,50 to <5,00	—	—	—%	—%	—%	—%
5,00 to <10,00	—	—	—%	—%	—%	—%
10,00 to <100,00	—	—	—%	—%	—%	—%
10,00 to <20,00	—	—	—%	—%	—%	—%
20,00 to <30,00	—	—	—%	—%	—%	—%
30,00 to <100,00	—	—	—%	—%	—%	—%
100,00 (Default)	—	—	—%	—%	—%	—%
Memo item: Retail - Other non-SME
0,00 to <0,15	—	—	—%	—%	—%	—%
0,00 to <0,10	—	—	—%	—%	—%	—%
0,10 to <0,15	—	—	—%	—%	—%	—%
0,15 to <0,25	—	—	—%	—%	—%	—%
0,25 to <0,50	—	—	—%	—%	—%	—%
0,50 to <0,75	—	—	—%	—%	—%	—%
0,75 to <2,50	—	—	—%	—%	—%	—%
0,75 to <1,75	—	—	—%	—%	—%	—%
1,75 to <2,50	—	—	—%	—%	—%	—%
2,50 to <10,00	—	—	—%	—%	—%	—%
2,50 to <5,00	—	—	—%	—%	—%	—%
5,00 to <10,00	—	—	—%	—%	—%	—%
10,00 to <100,00	—	—	—%	—%	—%	—%
10,00 to <20,00	—	—	—%	—%	—%	—%
20,00 to <30,00	—	—	—%	—%	—%	—%
30,00 to <100,00	—	—	—%	—%	—%	—%
100,00 (Default)	—	—	—%	—%	—%	—%
(1) A floor of 0.03% PD is applied to exposures in the categories of Institutions, Corporates and Retail, according to Articles 160 and 163 of the CRR.

p.149

Pillar 3 | 2025	> 4. Risk

TABLE 34.2. EU CR9 - IRB APPROACH - BACKTESTING OF PD PER EXPOSURE CLASS (FIXED PD SCALE) (FIRB. 12-31-2025)

FIRB	Number of obligors at the end of previous year	Of which number of obligors which defaulted in the year	Observed average default rate	Weighted average PD(1)	Arithmetic average PD by obligors(1)	Average historical annual default rate
Central governments or central banks
0,00 to <0,15	—	—	—%	—%	—%	—%
0,00 to <0,10	—	—	—%	—%	—%	—%
0,10 to <0,15	—	—	—%	—%	—%	—%
0,15 to <0,25	—	—	—%	—%	—%	—%
0,25 to <0,50	—	—	—%	—%	—%	—%
0,50 to <0,75	—	—	—%	—%	—%	—%
0,75 to <2,50	—	—	—%	—%	—%	—%
0,75 to <1,75	—	—	—%	—%	—%	—%
1,75 to <2,50	—	—	—%	—%	—%	—%
2,50 to <10,00	—	—	—%	—%	—%	—%
2,50 to <5,00	—	—	—%	—%	—%	—%
5,00 to <10,00	—	—	—%	—%	—%	—%
10,00 to <100,00	—	—	—%	—%	—%	—%
10,00 to <20,00	—	—	—%	—%	—%	—%
20,00 to <30,00	—	—	—%	—%	—%	—%
30,00 to <100,00	—	—	—%	—%	—%	—%
100,00 (Default)	—	—	—%	—%	—%	—%
Regional governments or local authorities
0,00 to <0,15	—	—	—%	—%	—%	—%
0,00 to <0,10	—	—	—%	—%	—%	—%
0,10 to <0,15	—	—	—%	—%	—%	—%
0,15 to <0,25	—	—	—%	—%	—%	—%
0,25 to <0,50	—	—	—%	—%	—%	—%
0,50 to <0,75	—	—	—%	—%	—%	—%
0,75 to <2,50	—	—	—%	—%	—%	—%
0,75 to <1,75	—	—	—%	—%	—%	—%
1,75 to <2,50	—	—	—%	—%	—%	—%
2,50 to <10,00	—	—	—%	—%	—%	—%
2,50 to <5,00	—	—	—%	—%	—%	—%
5,00 to <10,00	—	—	—%	—%	—%	—%
10,00 to <100,00	—	—	—%	—%	—%	—%
10,00 to <20,00	—	—	—%	—%	—%	—%
20,00 to <30,00	—	—	—%	—%	—%	—%
30,00 to <100,00	—	—	—%	—%	—%	—%
100,00 (Default)	—	—	—%	—%	—%	—%

p.150

Pillar 3 | 2025	> 4. Risk

FIRB	Number of obligors at the end of previous year	Of which number of obligors which defaulted in the year	Observed average default rate	Weighted average PD(1)	Arithmetic average PD by obligors(1)	Average historical annual default rate
Public sector entities
0,00 to <0,15	—	—	—%	—%	—%	—%
0,00 to <0,10	—	—	—%	—%	—%	—%
0,10 to <0,15	—	—	—%	—%	—%	—%
0,15 to <0,25	—	—	—%	—%	—%	—%
0,25 to <0,50	—	—	—%	—%	—%	—%
0,50 to <0,75	—	—	—%	—%	—%	—%
0,75 to <2,50	—	—	—%	—%	—%	—%
0,75 to <1,75	—	—	—%	—%	—%	—%
1,75 to <2,50	—	—	—%	—%	—%	—%
2,50 to <10,00	—	—	—%	—%	—%	—%
2,50 to <5,00	—	—	—%	—%	—%	—%
5,00 to <10,00	—	—	—%	—%	—%	—%
10,00 to <100,00	—	—	—%	—%	—%	—%
10,00 to <20,00	—	—	—%	—%	—%	—%
20,00 to <30,00	—	—	—%	—%	—%	—%
30,00 to <100,00	—	—	—%	—%	—%	—%
100,00 (Default)	—	—	—%	—%	—%	—%
Institutions
0,00 to <0,15	1,053	6	0.57%	0.07%	0.11%	0.32%
0,00 to <0,10	245	1	0.41%	0.06%	0.07%	—%
0,10 to <0,15	808	5	0.62%	0.11%	0.12%	0.41%
0,15 to <0,25	529	2	0.38%	0.18%	0.20%	0.18%
0,25 to <0,50	271	—	—%	0.34%	0.33%	0.37%
0,50 to <0,75	147	—	—%	0.56%	0.55%	0.68%
0,75 to <2,50	99	—	—%	1.21%	1.28%	—%
0,75 to <1,75	99	—	—%	1.21%	1.28%	—%
1,75 to <2,50	—	—	—%	—%	—%	—%
2,50 to <10,00	74	1	1.35%	4.19%	4.35%	1.04%
2,50 to <5,00	61	1	1.64%	4.19%	3.51%	1.26%
5,00 to <10,00	13	—	—%	8.64%	8.28%	—%
10,00 to <100,00	48	1	2.08%	38.34%	36.77%	1.77%
10,00 to <20,00	9	—	—%	13.26%	14.46%	—%
20,00 to <30,00	—	—	—%	—%	—%	—%
30,00 to <100,00	39	1	2.56%	41.58%	41.91%	2.17%
100,00 (Default)	22	—	—%	100.00%	100.00%	—%
Corporates - Specialised Lending
0,00 to <0,15	—	—	—%	—%	—%	—%

p.151

Pillar 3 | 2025	> 4. Risk

FIRB	Number of obligors at the end of previous year	Of which number of obligors which defaulted in the year	Observed average default rate	Weighted average PD(1)	Arithmetic average PD by obligors(1)	Average historical annual default rate
0,00 to <0,10	—	—	—%	—%	—%	—%
0,10 to <0,15	—	—	—%	—%	—%	—%
0,15 to <0,25	—	—	—%	—%	—%	—%
0,25 to <0,50	—	—	—%	—%	—%	—%
0,50 to <0,75	—	—	—%	—%	—%	—%
0,75 to <2,50	—	—	—%	—%	—%	—%
0,75 to <1,75	—	—	—%	—%	—%	—%
1,75 to <2,50	—	—	—%	—%	—%	—%
2,50 to <10,00	—	—	—%	—%	—%	—%
2,50 to <5,00	—	—	—%	—%	—%	—%
5,00 to <10,00	—	—	—%	—%	—%	—%
10,00 to <100,00	—	—	—%	—%	—%	—%
10,00 to <20,00	—	—	—%	—%	—%	—%
20,00 to <30,00	—	—	—%	—%	—%	—%
30,00 to <100,00	—	—	—%	—%	—%	—%
100,00 (Default)	—	—	—%	—%	—%	—%
Corporates - Purchased receivables
0,00 to <0,15	339	—	—%	0.09%	0.12%	—%
0,00 to <0,10	28	—	—%	0.06%	0.09%	—%
0,10 to <0,15	311	—	—%	0.12%	0.12%	—%
0,15 to <0,25	447	—	—%	0.20%	0.20%	—%
0,25 to <0,50	341	—	—%	0.37%	0.33%	—%
0,50 to <0,75	279	—	—%	0.60%	0.53%	—%
0,75 to <2,50	419	3	0.72%	1.22%	1.19%	0.60%
0,75 to <1,75	400	3	0.75%	1.08%	1.16%	0.63%
1,75 to <2,50	19	—	—%	1.81%	1.80%	—%
2,50 to <10,00	523	3	0.57%	4.04%	4.67%	—%
2,50 to <5,00	324	1	0.31%	3.09%	3.47%	—%
5,00 to <10,00	199	2	1.01%	6.66%	6.64%	—%
10,00 to <100,00	172	4	2.33%	37.34%	29.60%	1.50%
10,00 to <20,00	55	2	3.64%	13.27%	14.50%	4.68%
20,00 to <30,00	—	—	—%	23.81%	—%	—%
30,00 to <100,00	117	2	1.71%	37.91%	36.70%	—%
100,00 (Default)	30	—	—%	100.00%	100.00%	—%
Corporates - Other
0,00 to <0,15	5,410	4	0.07%	0.09%	0.12%	0.17%
0,00 to <0,10	224	—	—%	0.07%	0.08%	—%
0,10 to <0,15	5,186	4	0.08%	0.12%	0.12%	0.18%

p.152

Pillar 3 | 2025	> 4. Risk

FIRB	Number of obligors at the end of previous year	Of which number of obligors which defaulted in the year	Observed average default rate	Weighted average PD(1)	Arithmetic average PD by obligors(1)	Average historical annual default rate
0,15 to <0,25	5,075	13	0.26%	0.20%	0.20%	0.25%
0,25 to <0,50	6,458	24	0.37%	0.36%	0.34%	0.43%
0,50 to <0,75	5,659	25	0.44%	0.59%	0.54%	0.46%
0,75 to <2,50	10,032	127	1.27%	1.24%	1.20%	1.05%
0,75 to <1,75	9,695	119	1.23%	1.12%	1.17%	1.04%
1,75 to <2,50	337	8	2.37%	1.81%	1.85%	1.35%
2,50 to <10,00	11,215	415	3.70%	4.58%	4.79%	2.66%
2,50 to <5,00	7,705	236	3.06%	3.41%	3.42%	2.02%
5,00 to <10,00	3,510	179	5.10%	7.42%	7.80%	4.06%
10,00 to <100,00	2,527	251	9.93%	23.06%	24.67%	8.51%
10,00 to <20,00	1,252	132	10.54%	14.20%	14.56%	8.68%
20,00 to <30,00	185	33	17.84%	23.04%	23.68%	11.80%
30,00 to <100,00	1,090	86	7.89%	37.27%	36.45%	7.75%
100,00 (Default)	2,505	—	—%	100.00%	100.00%	—%
Memo item: Corporates - Large Corporates
0,00 to <0,15	775	1	0.13%	0.09%	0.11%	0.08%
0,00 to <0,10	227	—	—%	0.07%	0.09%	—%
0,10 to <0,15	548	1	0.18%	0.12%	0.12%	0.11%
0,15 to <0,25	1,864	5	0.27%	0.20%	0.20%	0.12%
0,25 to <0,50	1,054	—	—%	0.37%	0.35%	0.25%
0,50 to <0,75	601	1	0.17%	0.61%	0.57%	—%
0,75 to <2,50	690	1	0.14%	1.27%	1.25%	—%
0,75 to <1,75	555	—	—%	1.08%	1.11%	—%
1,75 to <2,50	135	1	0.74%	1.80%	1.81%	—%
2,50 to <10,00	588	2	0.34%	4.85%	4.90%	0.79%
2,50 to <5,00	315	—	—%	3.21%	3.42%	0.69%
5,00 to <10,00	273	2	0.73%	7.07%	6.60%	0.92%
10,00 to <100,00	220	6	2.73%	24.41%	29.72%	3.35%
10,00 to <20,00	72	2	2.78%	14.45%	15.18%	1.98%
20,00 to <30,00	14	—	—%	22.70%	23.25%	9.09%
30,00 to <100,00	134	4	2.99%	40.71%	38.20%	3.49%
100,00 (Default)	62	—	—%	100.00%	100.00%	—%
Memo item: Corporates - SME
0,00 to <0,15	4,231	3	0.07%	0.12%	0.12%	0.16%
0,00 to <0,10	—	—	—	—%	—%	—%
0,10 to <0,15	4,231	3	0.07%	0.12%	0.12%	0.16%
0,15 to <0,25	2,321	5	0.22%	0.22%	0.20%	0.33%
0,25 to <0,50	4,368	23	0.53%	0.34%	0.33%	0.46%

p.153

Pillar 3 | 2025	> 4. Risk

FIRB	Number of obligors at the end of previous year	Of which number of obligors which defaulted in the year	Observed average default rate	Weighted average PD(1)	Arithmetic average PD by obligors(1)	Average historical annual default rate
0,50 to <0,75	4,358	20	0.46%	0.53%	0.53%	0.51%
0,75 to <2,50	8,197	108	1.32	1.19%	1.19%	1.18
0,75 to <1,75	8,131	102	1.25	1.15%	1.18%	1.14
1,75 to <2,50	66	6	9.09	1.88	2.01	6.88
2,50 to <10,00	9,654	368	3.81%	4.42%	4.76%	2.69%
2,50 to <5,00	6,747	217	3.22%	3.44%	3.42%	2.04%
5,00 to <10,00	2,907	151	5.19%	7.69%	7.88%	4.21%
10,00 to <100,00	2,099	221	10.53%	24.60%	24.72%	9.05
10,00 to <20,00	1,032	122	11.82	14.01%	14.50%	9.43
20,00 to <30,00	135	27	20.00	23.70%	23.75%	13.23
30,00 to <100,00	932	72	7.73%	37.12%	36.17%	8.03
100,00 (Default)	2,163	—	—	100.00%	100.00%	—
(1) A floor of 0.03% PD is applied to exposures in the categories of Institutions, Corporates and Retail, according to Articles 160 and 163 of the CRR.

p.154

Pillar 3 | 2025	> 4. Risk

TABLE 35.1. EU CR9.1 - BACKTESTING OF PD PER EXPOSURE CLASS (INTERNAL PD SCALE) (AIRB. 12-31-2025)

AIRB	External rating equivalent	Number of obligors at the end of previous year	Of which number of obligors which defaulted in the year	Observed average default rate	Arithmetic average PD by obligors(1)	Average historical annual default rate
Central governments or central banks
0.00 to <0.02	AAA	—	—	—	—	—
0.02 to <0.03	AA+	—	—	—	—%	—
0.03 to <0.04	AA	—	—	—	—%	—
0.04 to <0.05	AA-	—	—	—	—%	—%
0.05 to <0.06	A+	—	—	—	—%	—
0.06 to <0.09	A	—	—	—	—	—
0.09 to <0.11	A-	—	—	—	—%	—
0.11 to <0.17	BBB+	—	—	—	—%	—
0.17 to <0.24	BBB	—	—	—%	—%	—
0.29 to <0.39	BBB-	—	—	—	—%	—
0.39 to <0.67	BB+	—	—	—	—%	—
0.67 to <1.16	BB	—	—	—	—%	—
1.16 to <1.94	BB-	—	—	—	—%	—
1.94 to <3.35	B+	—	—	—	—	—
3.35 to <5.81	B	—	—	—	—%	—
5.81 to <11.61	B-	—	—	—	—%	—
11.61 to <100.00	CCC	—	—	—%	—%	—
100.00 (default)	D	—	—	—%	—%	—
Regional governments or local authorities
0.00 to <0.02	AAA	—	—	—	—	—
0.02 to <0.03	AA+	—	—	—	—	—
0.03 to <0.04	AA	—	—	—	—%	—
0.04 to <0.05	AA-	—	—	—	—%	—%
0.05 to <0.06	A+	—	—	—	—%	—%
0.06 to <0.09	A	—	—	—	—%	—%
0.09 to <0.11	A-	—	—	—%	—%	—%
0.11 to <0.17	BBB+	—	—	—%	—%	—%
0.17 to <0.24	BBB	—	—	—%	—%	—%
0.29 to <0.39	BBB-	—	—	—%	—%	—%
0.39 to <0.67	BB+	—	—	—%	—%	—%
0.67 to <1.16	BB	—	—	—	—%	—
1.16 to <1.94	BB-	—	—	—	—%	—
1.94 to <3.35	B+	—	—	—	—%	—%
3.35 to <5.81	B	—	—	—%	—%	—%
5.81 to <11.61	B-	—	—	—%	—%	—

p.155

Pillar 3 | 2025	> 4. Risk

AIRB	External rating equivalent	Number of obligors at the end of previous year	Of which number of obligors which defaulted in the year	Observed average default rate	Arithmetic average PD by obligors(1)	Average historical annual default rate
11.61 to <100.00	CCC	—	—	—%	—%	—
100.00 (default)	D	—	—	—	—%	—
Public sector entities
0.00 to <0.02	AAA	—	—	—	—	—
0.02 to <0.03	AA+	—	—	—	—	—
0.03 to <0.04	AA	—	—	—	—%	—
0.04 to <0.05	AA-	—	—	—	—%	—
0.05 to <0.06	A+	—	—	—	—%	—
0.06 to <0.09	A	—	—	—	—%	—
0.09 to <0.11	A-	—	—	—%	—%	—%
0.11 to <0.17	BBB+	—	—	—%	—%	—%
0.17 to <0.24	BBB	—	—	—%	—%	—%
0.29 to <0.39	BBB-	—	—	—%	—%	—%
0.39 to <0.67	BB+	—	—	—%	—%	—%
0.67 to <1.16	BB	—	—	—%	—%	—%
1.16 to <1.94	BB-	—	—	—%	—%	—%
1.94 to <3.35	B+	—	—	—%	—%	—%
3.35 to <5.81	B	—	—	—%	—%	—%
5.81 to <11.61	B-	—	—	—%	—%	—%
11.61 to <100.00	CCC	—	—	—%	—%	—%
100.00 (default)	D	—	—	—	—%	—
Corporates - Specialised Lending
0.00 to <0.02	AAA	—	—	—	—	—
0.02 to <0.03	AA+	—	—	—	—	—
0.03 to <0.04	AA	—	—	—	—%	—%
0.04 to <0.05	AA-	—	—	—	—%	—
0.05 to <0.06	A+	—	—	—	—	—%
0.06 to <0.09	A	—	—	—	—%	—%
0.09 to <0.11	A-	—	—	—	—%	—%
0.11 to <0.17	BBB+	—	—	—%	—%	—%
0.17 to <0.24	BBB	—	—	—	—%	—%
0.29 to <0.39	BBB-	—	—	—%	—%	—%
0.39 to <0.67	BB+	—	—	—%	—%	—%
0.67 to <1.16	BB	—	—	—%	—%	—%
1.16 to <1.94	BB-	—	—	—%	—%	—%
1.94 to <3.35	B+	—	—	—%	—%	—%
3.35 to <5.81	B	—	—	—%	—%	—%
5.81 to <11.61	B-	—	—	—%	—%	—%

p.156

Pillar 3 | 2025	> 4. Risk

AIRB	External rating equivalent	Number of obligors at the end of previous year	Of which number of obligors which defaulted in the year	Observed average default rate	Arithmetic average PD by obligors(1)	Average historical annual default rate
11.61 to <100.00	CCC	—	—	—%	—%	—%
100.00 (default)	D	—	—	—	—%	—
Corporates - Purchased receivables
0.00 to <0.02	AAA	—	—	—	—	—
0.02 to <0.03	AA+	—	—	—	—	—
0.03 to <0.04	AA	—	—	—	—	—
0.04 to <0.05	AA-	—	—	—	—	—
0.05 to <0.06	A+	—	—	—	—	—
0.06 to <0.09	A	—	—	—	—	—
0.09 to <0.11	A-	—	—	—	—	—
0.11 to <0.17	BBB+	—	—	—	—	—
0.17 to <0.24	BBB	—	—	—	—	—
0.29 to <0.39	BBB-	—	—	—	—	—
0.39 to <0.67	BB+	—	—	—	—	—
0.67 to <1.16	BB	—	—	—	—	—
1.16 to <1.94	BB-	—	—	—	—	—%
1.94 to <3.35	B+	—	—	—	—	—
3.35 to <5.81	B	—	—	—	—	—
5.81 to <11.61	B-	—	—	—	—	—
11.61 to <100.00	CCC	—	—	—%	—%	—%
100.00 (default)	D	—	—	—	—%	—
Corporates - Other
0.00 to <0.02	AAA	—	—	—	—	—
0.02 to <0.03	AA+	—	—	—	—	—
0.03 to <0.04	AA	—	—	—%	—%	—%
0.04 to <0.05	AA-	—	—	—%	—%	—%
0.05 to <0.06	A+	—	—	—%	—%	—%
0.06 to <0.09	A	—	—	—%	—%	—%
0.09 to <0.11	A-	—	—	—%	—%	—%
0.11 to <0.17	BBB+	—	—	—%	—%	—%
0.17 to <0.24	BBB	—	—	—%	—%	—%
0.29 to <0.39	BBB-	—	—	—%	—%	—%
0.39 to <0.67	BB+	—	—	—%	—%	—%
0.67 to <1.16	BB	—	—	—%	—%	—%
1.16< to 1.94	BB-	—	—	—%	—%	—%
1.94 to <3.35	B+	—	—	—%	—%	—%
3.35 to <5.81	B	—	—	—%	—%	—%
5.81 to <11.61	B-	—	—	—%	—%	—%

p.157

Pillar 3 | 2025	> 4. Risk

AIRB	External rating equivalent	Number of obligors at the end of previous year	Of which number of obligors which defaulted in the year	Observed average default rate	Arithmetic average PD by obligors(1)	Average historical annual default rate
11.61 to <100.00	CCC	—	—	—%	—%	—%
100.00 (default)	D	—	—	—	—%	—
Memo item: Corporates - Large Corporates
0.00 to <0.02	AAA	—	—	—	—	—
0.02 to <0.03	AA+	—	—	—	—	—
0.03 to <0.04	AA	—	—	—	—	—
0.04 to <0.05	AA-	—	—	—	—	—
0.05 to <0.06	A+	—	—	—	—	—
0.06 to <0.09	A	—	—	—	—	—
0.09 to <0.11	A-	—	—	—%	—%	—%
0.11 to <0.17	BBB+	—	—	—%	—%	—%
0.17 to <0.24	BBB	—	—	—%	—%	—%
0.29 to <0.39	BBB-	—	—	—%	—%	—%
0.39 to <0.67	BB+	—	—	—%	—%	—%
0.67 to <1.16	BB	—	—	—%	—%	—%
1.16 to <1.94	BB-	—	—	—%	—%	—%
1.94 to <3.35	B+	—	—	—%	—%	—%
3.35 to <5.81	B	—	—	—%	—%	—%
5.81 to <11.61	B-	—	—	—%	—%	—%
11.61 to <100.00	CCC	—	—	—%	—%	—%
100.00 (default)	D	—	—	—	—%	—
Memo item: Corporates - SME
0.00 to <0.02	AAA	—	—	—	—	—
0.02 to <0.03	AA+	—	—	—	—	—
0.03 to <0.04	AA	—	—	—%	—%	—%
0.04 to <0.05	AA-	—	—	—%	—%	—%
0.05 to <0.06	A+	—	—	—	—	—%
0.06 to <0.09	A	—	—	—%	—%	—%
0.09 to <0.11	A-	—	—	—%	—%	—%
0.11 to <0.17	BBB+	—	—	—%	—%	—%
0.17 to <0.24	BBB	—	—	—%	—%	—%
0.29 to <0.39	BBB-	—	—	—%	—%	—%
0.39 to <0.67	BB+	—	—	—%	—%	—%
0.67 to <1.16	BB	—	—	—%	—%	—%
1.16 to <1.94	BB-	—	—	—%	—%	—%
1.94 to <3.35	B+	—	—	—%	—%	—%
3.35 to <5.81	B	—	—	—%	—%	—%
5.81 to <11.61	B-	—	—	—%	—%	—%

p.158

Pillar 3 | 2025	> 4. Risk

AIRB	External rating equivalent	Number of obligors at the end of previous year	Of which number of obligors which defaulted in the year	Observed average default rate	Arithmetic average PD by obligors(1)	Average historical annual default rate
11.61 to <100.00	CCC	—	—	—%	—%	—%
100.00 (default)	D	—	—	—	—%	—
Retail - Secured by residential real estate
0.00 to <0.02	AAA	—	—	—	—	—
0.02 to <0.03	AA+	—	—	—	—	—
0.03 to <0.04	AA	—	—	—%	—%	—%
0.04 to <0.05	AA-	—	—	—%	—%	—%
0.05 to <0.06	A+	54,554	96	0.18%	0.05%	0.23%
0.06 to <0.09	A	64,207	92	0.14%	0.08%	0.23%
0.09 to <0.11	A-	17,024	36	0.21%	0.09%	0.39%
0.11 to <0.17	BBB+	28,922	74	0.26%	0.14%	0.42%
0.17 to <0.24	BBB	80,300	236	0.29%	0.19%	0.43%
0.29 to <0.39	BBB-	45,524	249	0.55%	0.32%	0.73%
0.39 to <0.67	BB+	35,243	312	0.89%	0.51%	1.33%
0.67 to <1.16	BB	15,572	191	1.23%	0.91%	1.87%
1.16 to <1.94	BB-	27,688	474	1.71%	1.47%	2.66%
1.94 to <3.35	B+	14,362	433	3.01%	2.60%	4.62%
3.35 to <5.81	B	5,493	307	5.59%	4.54%	7.33%
5.81 to <11.61	B-	5,555	453	8.15%	7.99%	12.33%
11.61 to <100.00	CCC	22,969	2,086	9.08%	24.87%	13.03%
100.00 (default)	D	25,005	—	—%	100.00%	—%
Retail - Qualifying revolving
0.00 to <0.02	AAA	—	—	—	—	—
0.02 to <0.03	AA+	—	—	—	—	—
0.03 to <0.04	AA	—	—	—%	—%	—%
0.04 to <0.05	AA-	—	—	—%	—%	—%
0.05 to <0.06	A+	—	—	—%	—%	—%
0.06 to <0.09	A	—	—	—%	—%	—%
0.09 to <0.11	A-	—	—	—%	—%	—%
0.11 to <0.17	BBB+	—	—	—%	—%	—%
0.17 to <0.24	BBB	—	—	—%	—%	—%
0.29 to <0.39	BBB-	—	—	—%	—%	—%
0.39 to <0.67	BB+	—	—	—%	—%	—%
0.67 to <1.16	BB	—	—	—%	—%	—%
1.16 to <1.94	BB-	—	—	—%	—%	—%
1.94 to <3.35	B+	—	—	—%	—%	—%
3.35 to <5.81	B	—	—	—%	—%	—%
5.81 to <11.61	B-	—	—	—%	—%	—%

p.159

Pillar 3 | 2025	> 4. Risk

AIRB	External rating equivalent	Number of obligors at the end of previous year	Of which number of obligors which defaulted in the year	Observed average default rate	Arithmetic average PD by obligors(1)	Average historical annual default rate
11.61 to <100.00	CCC	—	—	—%	—%	—%
100.00 (default)	D	—	—	—	—%	—
Retail - Purchased receivables
0.00 to <0.02	AAA	—	—	—	—	—
0.02 to <0.03	AA+	—	—	—	—	—
0.03 to <0.04	AA	—	—	—	—	—
0.04 to <0.05	AA-	—	—	—	—	—
0.05 to <0.06	A+	—	—	—	—	—
0.06 to <0.09	A	—	—	—	—	—
0.09 to <0.11	A-	—	—	—%	—%	—%
0.11 to <0.17	BBB+	—	—	—%	—%	—%
0.17 to <0.24	BBB	—	—	—%	—%	—%
0.29 to <0.39	BBB-	—	—	—%	—%	—%
0.39 to <0.67	BB+	—	—	—%	—%	—%
0.67 to <1.16	BB	—	—	—%	—%	—%
1.16 to <1.94	BB-	—	—	—%	—%	—%
1.94 to <3.35	B+	—	—	—%	—%	—%
3.35 to <5.81	B	—	—	—%	—%	—%
5.81 to <11.61	B-	—	—	—%	—%	—%
11.61 to <100.00	CCC	—	—	—%	—%	—%
100.00 (default)	D	—	—	—	—%	—
Retail - Other
0.00 to <0.02	AAA	—	—	—	—	—
0.02 to <0.03	AA+	—	—	—	—	—
0.03 to <0.04	AA	—	—	—%	—%	—%
0.04 to <0.05	AA-	—	—	—%	—%	—%
0.05 to <0.06	A+	—	—	—	—	—%
0.06 to <0.09	A	—	—	—%	—%	—%
0.09 to <0.11	A-	—	—	—%	—%	—%
0.11 to <0.17	BBB+	—	—	—%	—%	—%
0.17 to <0.24	BBB	—	—	—%	—%	—%
0.29 to <0.39	BBB-	—	—	—%	—%	—%
0.39 to <0.67	BB+	—	—	—%	—%	—%
0.67 to <1.16	BB	—	—	—%	—%	—%
1.16 to <1.94	BB-	—	—	—%	—%	—%
1.94 to <3.35	B+	—	—	—%	—%	—%
3.35 to <5.81	B	—	—	—%	—%	—%
5.81 to <11.61	B-	—	—	—%	—%	—%

p.160

Pillar 3 | 2025	> 4. Risk

AIRB	External rating equivalent	Number of obligors at the end of previous year	Of which number of obligors which defaulted in the year	Observed average default rate	Arithmetic average PD by obligors(1)	Average historical annual default rate
11.61 to <100.00	CCC	—	—	—%	—%	—%
100.00 (default)	D	—	—	—	—%	—
Memo item: Retail - Secured by immovable property SME
0.00 to <0.02	AAA	—	—	—	—	—
0.02 to <0.03	AA+	—	—	—	—	—
0.03 to <0.04	AA	—	—	—%	—%	—%
0.04 to <0.05	AA-	—	—	—%	—%	—%
0.05 to <0.06	A+	—	—	—%	—%	—%
0.06 to <0.09	A	—	—	—%	—%	—%
0.09 to <0.11	A-	—	—	—%	—%	—%
0.11 to <0.17	BBB+	—	—	—%	—%	—%
0.17 to <0.24	BBB	—	—	—%	—%	—%
0.29 to <0.39	BBB-	—	—	—%	—%	—%
0.39 to <0.67	BB+	—	—	—%	—%	—%
0.67 to <1.16	BB	—	—	—%	—%	—%
1.16 to <1.94	BB-	—	—	—%	—%	—%
1.94 to <3.35	B+	—	—	—%	—%	—%
3.35 to <5.81	B	—	—	—%	—%	—%
5.81 to <11.61	B-	—	—	—%	—%	—%
11.61 to <100.00	CCC	—	—	—%	—%	—%
100.00 (default)	D	—	—	—%	—%	—%
Memo item: Retail - Secured by immovable property non-SME
0.00 to <0.02	AAA	—	—	—	—	—
0.02 to <0.03	AA+	—	—	—	—	—
0.03 to <0.04	AA	—	—	—%	—%	—%
0.04 to <0.05	AA-	—	—	—%	—%	—%
0.05 to <0.06	A+	54,554	96	0.18%	0.05%	0.23%
0.06 to <0.09	A	64,207	92	0.14%	0.08%	0.23%
0.09 to <0.11	A-	17,024	36	0.21%	0.09%	0.39%
0.11 to <0.17	BBB+	28,922	74	0.26%	0.14%	0.42%
0.17 to <0.24	BBB	80,300	236	0.29%	0.19%	0.43%
0.29 to <0.39	BBB-	45,524	249	0.55%	0.32%	0.73%
0.39 to <0.67	BB+	35,243	312	0.89%	0.51%	1.33%
0.67 to <1.16	BB	15,572	191	1.23%	0.91%	1.87%
1.16 to <1.94	BB-	27,688	474	1.71%	1.47%	2.66%
1.94 to <3.35	B+	14,362	433	3.01%	2.60%	4.62%

p.161

Pillar 3 | 2025	> 4. Risk

AIRB	External rating equivalent	Number of obligors at the end of previous year	Of which number of obligors which defaulted in the year	Observed average default rate	Arithmetic average PD by obligors(1)	Average historical annual default rate
3.35 to <5.81	B	5,493	307	5.59%	4.54%	7.33%
5.81 to <11.61	B-	5,555	453	8.15%	7.99%	12.33%
11.61 to <100.00	CCC	22,969	2,086	9.08%	24.87%	13.03%
100.00 (default)	D	25,005	—	—%	100.00%	—%
Memo item: Retail - Other SME
0.00 to <0.02	AAA	—	—	—	—	—
0.02 to <0.03	AA+	—	—	—	—	—
0.03 to <0.04	AA	—	—	—%	—%	—%
0.04 to <0.05	AA-	—	—	—%	—%	—%
0.05 to <0.06	A+	—	—	—%	—%	—%
0.06 to <0.09	A	—	—	—%	—%	—%
0.09 to <0.11	A-	—	—	—%	—%	—%
0.11 to <0.17	BBB+	—	—	—%	—%	—%
0.17 to <0.24	BBB	—	—	—%	—%	—%
0.29 to <0.39	BBB-	—	—	—%	—%	—%
0.39 to <0.67	BB+	—	—	—%	—%	—%
0.67 to <1.16	BB	—	—	—%	—%	—%
1.16 to <1.94	BB-	—	—	—%	—%	—%
1.94 to <3.35	B+	—	—	—%	—%	—%
3.35 to <5.81	B	—	—	—%	—%	—%
5.81 to <11.61	B-	—	—	—%	—%	—%
11.61 to <100.00	CCC	—	—	—%	—%	—%
100.00 (default)	D	—	—	—%	—%	—%
Memo item: Retail - Other non-SME
0.00 to <0.02	AAA	—	—	—	—	—
0.02 to <0.03	AA+	—	—	—	—	—
0.03 to <0.04	AA	—	—	—%	—%	—%
0.04 to <0.05	AA-	—	—	—%	—%	—%
0.05 to <0.06	A+	—	—	—%	—%	—%
0.06 to <0.09	A	—	—	—%	—%	—%
0.09 to <0.11	A-	—	—	—%	—%	—%
0.11 to <0.17	BBB+	—	—	—%	—%	—%
0.17 to <0.24	BBB	—	—	—%	—%	—%
0.29 to <0.39	BBB-	—	—	—%	—%	—%
0.39 to <0.67	BB+	—	—	—%	—%	—%
0.67 to <1.16	BB	—	—	—%	—%	—%
1.16 to <1.94	BB-	—	—	—%	—%	—%
1.94 to <3.35	B+	—	—	—%	—%	—%

p.162

Pillar 3 | 2025	> 4. Risk

AIRB	External rating equivalent	Number of obligors at the end of previous year	Of which number of obligors which defaulted in the year	Observed average default rate	Arithmetic average PD by obligors(1)	Average historical annual default rate
3.35 to <5.81	B	—	—	—%	—%	—%
5.81 to <11.61	B-	—	—	—%	—%	—%
11.61 to <100.00	CCC	—	—	—%	—%	—%
100.00 (default)	D	—	—	—%	—%	—%

TABLE 35.2. EU CR9.1 - BACKTESTING OF PD PER EXPOSURE CLASS (INTERNAL PD SCALE) (FIRB. 12-31-2025)

FIRB	External rating equivalent	Number of obligors at the end of previous year	Of which number of obligors which defaulted in the year	Observed average default rate	Arithmetic average PD by obligors(1)	Average historical annual default rate
Central governments or central banks
0.00 to <0.02	AAA	—	—	—	—	—
0.02 to <0.03	AA+	—	—	—	—%	—
0.03 to <0.04	AA	—	—	—	—%	—
0.04 to <0.05	AA-	—	—	—	—%	—%
0.05 to <0.06	A+	—	—	—	—%	—
0.06 to <0.09	A	—	—	—	—	—
0.09 to <0.11	A-	—	—	—	—%	—
0.11 to <0.17	BBB+	—	—	—	—%	—
0.17 to <0.24	BBB	—	—	—%	—%	—
0.29 to <0.39	BBB-	—	—	—	—%	—
0.39 to <0.67	BB+	—	—	—	—%	—
0.67 to <1.16	BB	—	—	—	—%	—
1.16 to <1.94	BB-	—	—	—	—%	—
1.94 to <3.35	B+	—	—	—	—	—
3.35 to <5.81	B	—	—	—	—%	—
5.81 to <11.61	B-	—	—	—	—%	—
11.61 to <100.00	CCC	—	—	—%	—%	—
100.00 (default)	D	—	—	—%	—%	—
Regional governments or local authorities
0.00 to <0.02	AAA	—	—	—	—	—
0.02 to <0.03	AA+	—	—	—	—	—
0.03 to <0.04	AA	—	—	—	—%	—
0.04 to <0.05	AA-	—	—	—	—%	—%
0.05 to <0.06	A+	—	—	—	—%	—%
0.06 to <0.09	A	—	—	—	—%	—%
0.09 to <0.11	A-	—	—	—%	—%	—%

p.163

Pillar 3 | 2025	> 4. Risk

FIRB	External rating equivalent	Number of obligors at the end of previous year	Of which number of obligors which defaulted in the year	Observed average default rate	Arithmetic average PD by obligors(1)	Average historical annual default rate
0.11 to <0.17	BBB+	—	—	—%	—%	—%
0.17 to <0.24	BBB	—	—	—%	—%	—%
0.29 to <0.39	BBB-	—	—	—%	—%	—%
0.39 to <0.67	BB+	—	—	—%	—%	—%
0.67 to <1.16	BB	—	—	—	—%	—
1.16 to <1.94	BB-	—	—	—	—%	—
1.94 to <3.35	B+	—	—	—	—%	—%
3.35 to <5.81	B	—	—	—%	—%	—%
5.81 to <11.61	B-	—	—	—%	—%	—
11.61 to <100.00	CCC	—	—	—%	—%	—
100.00 (default)	D	—	—	—	—%	—
Public sector entities
0.00 to <0.02	AAA	—	—	—	—	—
0.02 to <0.03	AA+	—	—	—	—	—
0.03 to <0.04	AA	—	—	—	—%	—
0.04 to <0.05	AA-	—	—	—	—%	—
0.05 to <0.06	A+	—	—	—	—%	—
0.06 to <0.09	A	—	—	—	—%	—
0.09 to <0.11	A-	—	—	—%	—%	—%
0.11 to <0.17	BBB+	—	—	—%	—%	—%
0.17 to <0.24	BBB	—	—	—%	—%	—%
0.29 to <0.39	BBB-	—	—	—%	—%	—%
0.39 to <0.67	BB+	—	—	—%	—%	—%
0.67 to <1.16	BB	—	—	—%	—%	—%
1.16 to <1.94	BB-	—	—	—%	—%	—%
1.94 to <3.35	B+	—	—	—%	—%	—%
3.35 to <5.81	B	—	—	—%	—%	—%
5.81 to <11.61	B-	—	—	—%	—%	—%
11.61 to <100.00	CCC	—	—	—%	—%	—%
100.00 (default)	D	—	—	—	—%	—
Institutions
0.00 to <0.02	AAA	—	—	—	—	—
0.02 to <0.03	AA+	—	—	—	—	—
0.03 to <0.04	AA	—	—	—	—%	—%
0.04 to <0.05	AA-	—	—	—	—%	—
0.05 to <0.06	A+	130	—	—	0.05	—%
0.06 to <0.09	A	115	1	0.87	0.09%	—%
0.09 to <0.11	A-	—	—	—	—%	—%

p.164

Pillar 3 | 2025	> 4. Risk

FIRB	External rating equivalent	Number of obligors at the end of previous year	Of which number of obligors which defaulted in the year	Observed average default rate	Arithmetic average PD by obligors(1)	Average historical annual default rate
0.11 to <0.17	BBB+	925	5	0.54%	0.13%	0.38%
0.17 to <0.24	BBB	412	2	0.49	0.21%	0.24%
0.29 to <0.39	BBB-	271	—	—%	0.33%	0.37%
0.39 to <0.67	BB+	147	—	—%	0.55%	0.68%
0.67 to <1.16	BB	51	—	—%	0.94%	—%
1.16 to <1.94	BB-	48	—	—%	1.64%	—%
1.94 to <3.35	B+	34	1	2.94%	2.76%	—%
3.35 to <5.81	B	27	—	—%	4.45%	2.86%
5.81 to <11.61	B-	13	—	—%	8.28%	—%
11.61 to <100.00	CCC	48	1	2.08%	36.77%	1.67%
100.00 (default)	D	22	—	—	100.00%	—
Corporates - Specialised Lending
0.00 to <0.02	AAA	—	—	—	—	—
0.02 to <0.03	AA+	—	—	—	—	—
0.03 to <0.04	AA	—	—	—	—	—
0.04 to <0.05	AA-	—	—	—	—	—
0.05 to <0.06	A+	—	—	—	—	—
0.06 to <0.09	A	—	—	—	—	—
0.09 to <0.11	A-	—	—	—	—	—
0.11 to <0.17	BBB+	—	—	—	—	—
0.17 to <0.24	BBB	—	—	—	—	—
0.29 to <0.39	BBB-	—	—	—	—	—
0.39 to <0.67	BB+	—	—	—	—	—
0.67 to <1.16	BB	—	—	—	—	—
1.16 to <1.94	BB-	—	—	—	—	—%
1.94 to <3.35	B+	—	—	—	—	—
3.35 to <5.81	B	—	—	—	—	—
5.81 to <11.61	B-	—	—	—	—	—
11.61 to <100.00	CCC	—	—	—%	—%	—%
100.00 (default)	D	—	—	—	—%	—
Corporates - Purchased receivables
0.00 to <0.02	AAA	—	—	—	—	—
0.02 to <0.03	AA+	—	—	—	—	—
0.03 to <0.04	AA	—	—	—%	—%	—%
0.04 to <0.05	AA-	—	—	—%	—%	—%
0.05 to <0.06	A+	—	—	—%	—%	—%
0.06 to <0.09	A	5	—	—%	0.06%	—%
0.09 to <0.11	A-	152	—	—%	0.10%	—%

p.165

Pillar 3 | 2025	> 4. Risk

FIRB	External rating equivalent	Number of obligors at the end of previous year	Of which number of obligors which defaulted in the year	Observed average default rate	Arithmetic average PD by obligors(1)	Average historical annual default rate
0.11 to <0.17	BBB+	328	—	—%	0.15%	—%
0.17 to <0.24	BBB	149	—	—%	0.20%	—%
0.29 to <0.39	BBB-	493	—	—%	0.30%	—%
0.39 to <0.67	BB+	279	—	—%	0.53%	—%
0.67 to <1.16	BB	230	—	—%	0.91%	—%
1.16< to 1.94	BB-	189	3	1.59%	1.53%	1.30%
1.94 to <3.35	B+	149	1	0.67%	2.62%	—%
3.35 to <5.81	B	269	—	—%	4.50%	—%
5.81 to <11.61	B-	105	2	1.90%	8.02%	—%
11.61 to <100.00	CCC	172	4	2.33%	29.60%	1.52%
100.00 (default)	D	30	—	—	100.00%	—
Corporates - Other
0.00 to <0.02	AAA	—	—	—	—	—
0.02 to <0.03	AA+	—	—	—	—	—
0.03 to <0.04	AA	—	—	—	—	—
0.04 to <0.05	AA-	—	—	—	—	—
0.05 to <0.06	A+	—	—	—	—	—
0.06 to <0.09	A	72	—	—	0.06	—
0.09 to <0.11	A-	2,679	2	0.07%	0.10%	0.19%
0.11 to <0.17	BBB+	3,743	5	0.13%	0.14%	0.17%
0.17 to <0.24	BBB	2,701	7	0.26%	0.20%	0.35%
0.29 to <0.39	BBB-	7,269	21	0.29%	0.31%	0.35%
0.39 to <0.67	BB+	6,138	31	0.51%	0.54%	0.50%
0.67 to <1.16	BB	5,496	52	0.95%	0.92%	0.89%
1.16 to <1.94	BB-	4,465	69	1.55%	1.52%	1.13%
1.94 to <3.35	B+	4,172	114	2.73%	2.69%	1.72%
3.35 to <5.81	B	4,199	143	3.41%	4.37%	2.37%
5.81 to <11.61	B-	2,915	164	5.63%	8.34%	4.33%
11.61 to <100.00	CCC	2,527	251	9.93%	24.67%	8.59%
100.00 (default)	D	2,505	—	—	100.00%	—
Memo item: Corporates - Large Corporates
0.00 to <0.02	AAA	—	—	—	—	—
0.02 to <0.03	AA+	—	—	—	—	—
0.03 to <0.04	AA	—	—	—%	—%	—%
0.04 to <0.05	AA-	—	—	—%	—%	—%
0.05 to <0.06	A+	—	—	—	—	—%
0.06 to <0.09	A	70	—	—%	0.06%	—%
0.09 to <0.11	A-	266	1	0.38%	0.10%	0.37%

p.166

Pillar 3 | 2025	> 4. Risk

FIRB	External rating equivalent	Number of obligors at the end of previous year	Of which number of obligors which defaulted in the year	Observed average default rate	Arithmetic average PD by obligors(1)	Average historical annual default rate
0.11 to <0.17	BBB+	1,274	3	0.24%	0.15%	0.11%
0.17 to <0.24	BBB	158	1	0.63%	0.20%	0.47%
0.29 to <0.39	BBB-	1,902	1	0.05%	0.30%	0.16%
0.39 to <0.67	BB+	624	1	0.16%	0.56%	—%
0.67 to <1.16	BB	411	—	—%	0.97%	—%
1.16 to <1.94	BB-	276	1	0.36%	1.66%	—%
1.94 to <3.35	B+	176	—	—%	2.77%	0.66%
3.35 to <5.81	B	301	2	0.66%	4.72%	0.83%
5.81 to <11.61	B-	114	—	—%	8.58%	1.10%
11.61 to <100.00	CCC	220	6	2.73%	29.72%	3.62%
100.00 (default)	D	62	—	—	100.00%	—
Memo item: Corporates - SME
0.00 to <0.02	AAA	—	—	—	—	—
0.02 to <0.03	AA+	—	—	—	—	—
0.03 to <0.04	AA	—	—	—%	—%	—%
0.04 to <0.05	AA-	—	—	—%	—%	—%
0.05 to <0.06	A+	—	—	—%	—%	—%
0.06 to <0.09	A	—	—	—%	—%	—%
0.09 to <0.11	A-	2,253	1	0.04%	0.10%	0.15%
0.11 to <0.17	BBB+	2,007	2	0.10%	0.14%	0.19%
0.17 to <0.24	BBB	2,259	5	0.22%	0.20%	0.35%
0.29 to <0.39	BBB-	4,042	17	0.42%	0.32%	0.38%
0.39 to <0.67	BB+	4,717	26	0.55%	0.53%	0.57%
0.67 to <1.16	BB	4,422	37	0.84%	0.91%	0.96%
1.16 to <1.94	BB-	3,716	65	1.75%	1.50%	1.31%
1.94 to <3.35	B+	3,618	103	2.85%	2.67%	1.77%
3.35 to <5.81	B	3,557	128	3.60%	4.33%	2.49%
5.81 to <11.61	B-	2,538	143	5.63%	8.28%	4.43%
11.61 to <100.00	CCC	2,099	221	10.53%	24.72%	9.35%
100.00 (default)	D	2,163	—	—%	100.00%	—%

p.167

Pillar 3 | 2025	> 4. Risk
As of December 31, 2025, the total number of short-term wholesale obligors (residual maturity of less than 1 year) whose exposures are calculated under IRB approach rises to approximately 28,000 obligors. The largest number of these corresponds to the regulatory categories of Corporates, in Spain. Additionally, the Group only has one PD model authorized by the Supervisor for each of the aforementioned categories, therefore, 100% of the RWA are calculated under this PD model.
The comparability of the information and the composition of the time window are conditioned by the following factors:
–Long life cycle between the time the IRB parameters are updated and their final implementation, depending on the materiality of the change, supervisory prioritization for the inspection and decision phases.
–Different nature, risk profile and economic cycles of the different portfolios, especially relevant in cases where several geographies are aggregated in the same exposure class (mainly Corporates).
Minimum historical depth of 5 years: The annual historical default rates cover more than 5 years, seeking consistency between regulatory and economic capital, as long as the supervisory process for the approval of the changes allows it.
Window overlap: Although there is an overlap of quarterly windows in the calibration of the pools, analysis are carried out to measure and mitigate the possible bias that this overlapping could imply. In the quantification of the long-term PD, however, there are no overlapping windows.
4.2.7.4.RWA flow statements of credit and counterparty credit risk under the IRB approach
Article 438 h) CRR
The following table shows the flow statements of credit and counterparty credit risk RWA under internal model (IRB) during the last quarter of 2025:

TABLE 36. EU CR8 - RWA FLOW STATEMENTS OF CREDIT AND COUNTERPARTY RISK EXPOSURES UNDER THE IRB APPROACH (MILLION EUROS)

	Credit Risk		Counterparty Credit Risk		Total
	RWA amounts	Capital Requirements	RWA amounts	Capital Requirements	RWA amounts	Capital requirements
RWA as of September 30, 2025	133,369	10,670	5,636	451	139,005	11,120
Asset size	4,019	322	660	53	4,679	374
Asset quality	72	6	(427)	(34)	(354)	(28)
Model updates	—	—	—	—	—	—
Methodology and policy	(32,557)	(2,605)	(15)	(1)	(32,572)	(2,606)
Acquisitions and disposals	—	—	—	—	—	—
Foreign exchange movements	206	17	(4)	—	202	16
Other	—	—	—	—	—	—
RWA as of December 31, 2025	105,111	8,409	5,850	468	110,961	8,877
During the fourth quarter of 2025, the risk-weighted assets under the IRB method decreased significantly, driven by the partial migration from AIRB to FIRB or the standardized approach in certain portfolios. Additionally, risk transfer securitisations executed during the quarter enabled a capital release of approximately € 2.9 billion. These factors offset organic growth, primarily within
BBVA, S.A., supported by strong CIB activity in the United States, Asia, and the rest of Europe.
It is worth noting that the impact of foreign exchange fluctuations was immaterial during this period.
The full annual series of RWA flow of credit risk under the IRB approach is available in the editable file “Pillar 3 2025 – Tables &
Annexes”.

p.168

Pillar 3 | 2025	> 4. Risk
4.2.7.5.Risk weights of specialised lending exposure
Article 438 e) CRR
The solvency regulation stipulates that the classification of specialised lending companies should apply to legal entities with the following characteristics:
–The exposure is to an entity created specifically to finance and/or operate physical assets.
–The contractual arrangements give the lender a substantial degree of control over the assets and income they generate.
–The primary source of repayment of the obligation is the income generated by the assets being financed, rather than the independent capacity of the borrower.
Corporate specialized lending exposures subject to the IRB Supervisory Slotting Approach, which is used by BBVA for RWA calculations, are assigned to a grade, the determination of which takes into account the following factors:
1.Financial Strength that includes: market conditions, financial ratios, stress analysis and financial structure.
2.Political and legal environment that includes: political risks, country risks, force majeure risks, government support, stability of legal and regulatory environment, local support and legal force of the contracts.
3.Asset and operational characteristics that includes: design and technology risks, permits and license risks, construction risks, completion guarantees, Contractor and Operator qualifications, O&M agreements and supply risks.
4.Strength of the Sponsor that includes: financial strength, experience and support to the project.
5.Legal & Finance Structure that includes: pledges and assignments, covenants and restrictions, DSRA.
Once assigned to a grade, the exposure is risk-weighted in accordance with the risk weight applicable to that grade and remaining maturity banding.
The following tables show information on specialised lending exposures by type according to CRR EBA ITS. as of December 31,
2025 and June 30, 2025:

TABLE 37. EU CR10 (1-4) - IRB: SPECIALISED LENDING (MILLION EUROS. 12-31-2025)

Specialised lending: Project Finance
Regulatory categories	Remaining maturity	On-balance sheet amount(1)	Off-balance sheet amount(2)	RW	Exposure amount(3)	RWA	Expected losses
Category 1	Less than 2.5 years	201	56	50%	225	93	—
Category 1	Equal to or more than 2.5 years	1,316	274	70%	1,433	852	6
Category 2	Less than 2.5 years	996	527	70%	1,210	730	5
Category 2	Equal to or more than 2.5 years	4,593	3,108	90%	5,907	4,604	47
Category 3	Less than 2.5 years	356	84	115%	394	340	11
Category 3	Equal to or more than 2.5 years	1,261	638	115%	1,516	1,471	42
Category 4	Less than 2.5 years	26	3	250%	27	50	2
Category 4	Equal to or more than 2.5 years	266	28	250%	283	568	23
Category 5	Less than 2.5 years	1	—		1	—	—
Category 5	Equal to or more than 2.5 years	4	—		4	—	2
Total	Less than 2.5 years	1,578	669		1,856	1,213	18
Total	Equal to or more than 2.5 years	7,441	4,048		9,142	7,496	120
(1) Corresponds to the original exposure.
(2) Corresponds to the value of off-balance sheet exposure, regardless of credit conversion factors (CCF), or the effect of the Credit Risk Mitigation (CRM) techniques.
(3) Corresponds to exposure value after CRM and CCF.

p.169

Pillar 3 | 2025	> 4. Risk

Specialised lending: IPRE & HVCRE
Regulatory categories	Remaining maturity	On-balance sheet amount(1)	Off-balance sheet amount(2)	RW	Exposure amount(3)	RWA	Expected losses
Category 1	Less than 2.5 years	1,373	391	50%	1,529	765	—
Category 1	Equal to or more than 2.5 years	1,449	1,453	70%	2,031	1,422	8
Category 2	Less than 2.5 years	—	—	70%	—	—	—
Category 2	Equal to or more than 2.5 years	56	—	90%	56	50	—
Category 3	Less than 2.5 years	—	—	115%	—	—	—
Category 3	Equal to or more than 2.5 years	—	—	115%	—	—	—
Category 4	Less than 2.5 years	—	—	250%	—	—	—
Category 4	Equal to or more than 2.5 years	—	—	250%	—	—	—
Category 5	Less than 2.5 years	16.642	—		16.642	—	8.321
Category 5	Equal to or more than 2.5 years	—	—		—	—	—
Total	Less than 2.5 years	1,389	391		1,546	765	8
Total	Equal to or more than 2.5 years	1,505	1,453		2,086	1,472	9
(1) Corresponds to the original exposure.
(2) Corresponds to the value of off-balance sheet exposure, regardless of credit conversion factors (CCF), or the effect of the Credit Risk Mitigation (CRM) techniques.
(3) Corresponds to exposure value after CRM and CCF.

Specialised lending: Object Finance
Regulatory categories	Remaining Maturity	On-balance sheet amount(1)	Off-balance sheet amount(2)	RW	Exposure Amount(3)	RWA	Expected Losses
Category 1	Less than 2.5 years	991	—	50%	991	497	—
Category 1	Equal to or more than 2.5 years	7,856	—	70%	7,856	5,499	31
Category 2	Less than 2.5 years	—	—	70%	—	—	—
Category 2	Equal to or more than 2.5 years	—	—	90%	—	—	—
Category 3	Less than 2.5 years	—	—	115%	—	—	—
Category 3	Equal to or more than 2.5 years	—	—	115%	—	—	—
Category 4	Less than 2.5 years	—	—	250%	—	—	—
Category 4	Equal to or more than 2.5 years	—	—	250%	—	—	—
Category 5	Less than 2.5 years	—	—		—	—	—
Category 5	Equal to or more than 2.5 years	—	—		—	—	—
Total	Less than 2.5 years	991	—		991	497	—
Total	Equal to or more than 2.5 years	7,856	—		7,856	5,499	31
(1) Corresponds to the original exposure.
(2) Corresponds to the value of off-balance sheet exposure, regardless of credit conversion factors (CCF), or the effect of the Credit Risk Mitigation (CRM) techniques.
(3) Corresponds to exposure value after CRM and CCF.

Specialised lending: Commodities Finance
Regulatory categories	Remaining Maturity	On-balance sheet amount(1)	Off-balance sheet amount(2)	RW	Exposure Amount(3)	RWA	Expected Losses
Category 1	Less than 2.5 years	—	—	50%	—	—	—
Category 1	Equal to or more than 2.5 years	—	—	70%	—	—	—
Category 2	Less than 2.5 years	—	—	70%	—	—	—
Category 2	Equal to or more than 2.5 years	—	—	90%	—	—	—
Category 3	Less than 2.5 years	—	—	115%	—	—	—
Category 3	Equal to or more than 2.5 years	—	—	115%	—	—	—
Category 4	Less than 2.5 years	—	—	250%	—	—	—
Category 4	Equal to or more than 2.5 years	—	—	250%	—	—	—
Category 5	Less than 2.5 years	—	—		—	—	—
Category 5	Equal to or more than 2.5 years	—	—		—	—	—
Total	Less than 2.5 years	—	—		—	—	—
Total	Equal to or more than 2.5 years	—	—		—	—	—
(1) Corresponds to the original exposure.
(2) Corresponds to the value of off-balance sheet exposure, regardless of credit conversion factors (CCF), or the effect of the Credit Risk Mitigation (CRM) techniques.
(3) Corresponds to exposure value after CRM and CCF.

p.170

Pillar 3 | 2025	> 4. Risk

EU CR10 (1-4) (MILLION EUROS. 6-30-2025)

Specialised lending: Project Finance
Regulatory categories	Remaining Maturity	On-balance sheet amount(1)	Off-balance sheet amount(2)	RW	Exposure Amount(3)	RWA	Expected Losses
Category 1	Less than 2.5 years	97	102	50%	145	60	—
Category 1	Equal to or more than 2.5 years	1,376	332	70%	1,517	864	6
Category 2	Less than 2.5 years	834	343	70%	976	537	4
Category 2	Equal to or more than 2.5 years	3,104	2,341	90%	4,105	2,948	33
Category 3	Less than 2.5 years	332	116	115%	384	331	11
Category 3	Equal to or more than 2.5 years	1,548	651	115%	1,825	1,595	51
Category 4	Less than 2.5 years	—	—	250%	—	—	—
Category 4	Equal to or more than 2.5 years	43	3	250%	44	111	4
Category 5	Less than 2.5 years	1	—		1	—	1
Category 5	Equal to or more than 2.5 years	32	—		32	—	16
Total	Less than 2.5 years	1,265	561		1,506	928	15
Total	Equal to or more than 2.5 years	6,104	3,327		7,523	5,519	110
(1) Corresponds to the original exposure.
(2) Corresponds to the value of off-balance sheet exposure, regardless of credit conversion factors (CCF), or the effect of the Credit Risk Mitigation (CRM) techniques.
(3) Corresponds to exposure value after CRM and CCF.

Specialised lending: IPRE & HVCRE
Regulatory categories	Remaining Maturity	On-balance sheet amount (1)	Off-balance sheet amount (2)	RW	Exposure Amount (3)	RWA	Expected Losses
Category 1	Less than 2.5 years	1,045	397	50%	1,204	602	—
Category 1	Equal to or more than 2.5 years	979	1,055	70%	1,401	981	6
Category 2	Less than 2.5 years	65	—	70%	65	45	—
Category 2	Equal to or more than 2.5 years	—	—	90%	—	—	—
Category 3	Less than 2.5 years	—	—	115%	—	—	—
Category 3	Equal to or more than 2.5 years	—	—	115%	—	—	—
Category 4	Less than 2.5 years	—	—	250%	—	—	—
Category 4	Equal to or more than 2.5 years	—	—	250%	—	—	—
Category 5	Less than 2.5 years	—	—		—	—	—
Category 5	Equal to or more than 2.5 years	—	—		—	—	—
Total	Less than 2.5 years	1,110	397		1,269	647	—
Total	Equal to or more than 2.5 years	980	1,055		1,402	981	6
(1) Corresponds to the original exposure.
(2) Corresponds to the value of off-balance sheet exposure, regardless of credit conversion factors (CCF), or the effect of the Credit Risk Mitigation (CRM) techniques.
(3) Corresponds to exposure value after CRM and CCF.

p.171

Pillar 3 | 2025	> 4. Risk

Specialised lending: Object Finance
Regulatory categories	Remaining Maturity	On-balance sheet amount(1)	Off-balance sheet amount(2)	RW	Exposure Amount(3)	RWA	Expected Losses
Category 1	Less than 2.5 years	1	—	50%	1	—	—
Category 1	Equal to or more than 2.5 years	9	—	70%	9	6	—
Category 2	Less than 2.5 years	—	—	70%	—	—	—
Category 2	Equal to or more than 2.5 years	—	—	90%	—	—	—
Category 3	Less than 2.5 years	—	—	115%	—	—	—
Category 3	Equal to or more than 2.5 years	—	—	115%	—	—	—
Category 4	Less than 2.5 years	—	—	250%	—	—	—
Category 4	Equal to or more than 2.5 years	—	—	250%	—	—	—
Category 5	Less than 2.5 years	—	—		—	—	—
Category 5	Equal to or more than 2.5 years	—	—		—	—	—
Total	Less than 2.5 years	1	—		1	—	—
Total	Equal to or more than 2.5 years	9	—		9	6	—
(1) Corresponds to the original exposure.
(2) Corresponds to the value of off-balance sheet exposure, regardless of credit conversion factors (CCF), or the effect of the Credit Risk Mitigation (CRM) techniques.
(3) Corresponds to exposure value after CRM and CCF.

Specialised lending: Commodities Finance
Regulatory categories	Remaining Maturity	On-balance sheet amount(1)	Off-balance sheet amount(2)	RW	Exposure Amount(3)	RWA	Expected Losses
Category 1	Less than 2.5 years	—	—	50%	—	—	—
Category 1	Equal to or more than 2.5 years	—	—	70%	—	—	—
Category 2	Less than 2.5 years	—	—	70%	—	—	—
Category 2	Equal to or more than 2.5 years	—	—	90%	—	—	—
Category 3	Less than 2.5 years	—	—	115%	—	—	—
Category 3	Equal to or more than 2.5 years	—	—	115%	—	—	—
Category 4	Less than 2.5 years	—	—	250%	—	—	—
Category 4	Equal to or more than 2.5 years	—	—	250%	—	—	—
Category 5	Less than 2.5 years	—	—		—	—	—
Category 5	Equal to or more than 2.5 years	—	—		—	—	—
Total	Less than 2.5 years	—	—		—	—	—
Total	Equal to or more than 2.5 years	—	—		—	—	—
(1) Corresponds to the original exposure.
(2) Corresponds to the value of off-balance sheet exposure, regardless of credit conversion factors (CCF), or the effect of the Credit Risk Mitigation (CRM) techniques.
(3) Corresponds to exposure value after CRM and CCF.
For risk measurement of the Specialised Lending portfolio, the Group uses the "slotting criteria" approach, which classifies exposures into different regulatory categories based on the risk assessment performed by the entity and the residual maturity. In terms of the type of specialised lending, project finance represents 80% of the whole portfolio capital requirements with a total exposure of €14,639 million and RWA consumption of €10,950 million.
During the period, there was growth, specially in project finance activity.
4.2.8.Information on counterparty credit risk
Counterparty credit risk exposure involves that part of the original exposure corresponding to derivative instruments, repurchase and reverse repurchase transactions, securities or commodities lending transactions and deferred settlement transactions.

p.172

Pillar 3 | 2025	> 4. Risk
4.2.8.1.Policies for managing counterparty risk
4.2.8.1.1.Methodology: allocation of internal capital and limits to exposure subject to counterparty risk
Article 439 a) CRR
EU CCRA a)
The Group has an economic model for calculating internal capital through exposure to counterparty risk in treasury operations.
This model has been implemented in the Risk unit systems in Market areas. It is used to estimate the credit exposure for each of the counterparties for which the entity operates.
Exposure is generated in a manner consistent with those used for the monitoring and control of credit risk limits. The time horizon is divided up into intervals, and the market risk factors (interest rates, exchange rates, etc.) underlying the instruments that determine their valuation are simulated for each interval.
Exposure is obtained based on the 2000 different scenarios generated using the Monte Carlo method for risk factors (subject to counterparty risk) and applying the corresponding mitigating factors to each counterparty (i.e. applying collateral and/or compensation arrangements, or netting, as applicable).
The correlations, loss given defaults, internal ratings and associated probabilities of default are consistent with the Group’s economic model for general credit risk.
The capital for each counterparty is then calculated using the exposure profile and taking into account the analytical formula adopted by Basel. This figure is modified by an adjustment factor for possible subsequent maturity after one year of the operations, in a similar vein to the general approach adopted by Basel for the treatment of credit risk.
Counterparty limits are specified within the financial programs authorised for each subsidiary within the line item of treasury limits. It stipulates both the limit and the maximum maturity for the transaction.
Small businesses Transactions that generate counterparty risk are subject to risk limits that control both bilateral risk and risk with
CCPs. When setting these limits for each business area and segment, and to ensure their correct application, the corresponding capital consumption and revenue generated by this operation are taken into account.
There is also a risk committee that individually analyzes the most significant transactions to assess (among other aspects) the relationship between profitability and risk.
The consumption of transactions within the limits is measured in terms of market capitalisation (mark to market) plus the potential risk with Monte Carlo Simulation methodology (95% confidence level or above if there are mitigating agreements or a risk of adverse links) and considering possible mitigating factors (such as netting, break clauses and collateral contracts).
Management of consumption by lines in the Markets area is carried out through a corporate platform that enables online monitoring of the limits and liquid assets established for the different counterparties and customers. This control is completed by independent units of the business area to guarantee proper segregation of functions.
4.2.8.1.2.Policies for ensuring the effectiveness of collateral and setting the value adjustments for impairment losses to cover this risk
Article 439 b) CRR
EU CCRA b)
The Group negotiates agreements with its customers to mitigate counterparty risk within the legal frameworks applicable in each of the countries where it operates. These agreements regulate the exchange of guarantees as a mechanism to reduce exposure derived from transactions that generate counterparty risk.

p.173

Pillar 3 | 2025	> 4. Risk
The assets covered by these agreements include cash, as well as financial assets with a high credit quality. In addition, the agreements with customers include mechanisms that allow the immediate replacement of the collateral if its quality is impaired
(for example, a reduction in the market capitalisation or adverse changes in the asset rating).
Mitigation by compensation or netting transactions and by collateral only reduces the consumption of limits and capital if there is a positive opinion on their immediate effectiveness in case of the counterparty’s default or insolvency.
An internal tool has been specifically designed to store and process the collateral contracts concluded with counterparties. This application enables the existence of collateral to be taken into account at the transaction level (useful for controlling and monitoring the status of specific operations) as well as at the counterparty level. Furthermore, this tool feeds the applications responsible for estimating counterparty risk by providing all the necessary parameters for considering the impact of mitigation in the portfolio due to the agreements signed.
In order to guarantee the effectiveness of collateral contracts, the Group carries out daily monitoring of the market values of operations governed by such contracts and of the deposits made by the counterparties. Once the amount of the collateral to be delivered or received is obtained, the collateral demand (margin call), or the demand received, is carried out at the intervals established in the contract, usually daily.
If significant variations arise from the process of reconciliation between the counterparties, after a reconciliation in economic terms, they are reported by the Collateral unit to the Risk unit for subsequent analysis and monitoring. Within the control process, the Collateral unit issues a daily report on the guarantees which includes a description by counterparty of the exposure and deposited collateral, making special reference to those guarantee deficits at or beyond the set warning levels.
As pointed out in section 4.2.5.1., financial assets and liabilities may be the object of compensation, or netting, in other words presentation for a net amount in the consolidated balance sheet, only when the Group’s entities comply with the provisions laid down in IAS 32 - Paragraph 42, and thus have the legally obliged right to offset the amounts recognised, and the intention to settle the net amount or to divest the asset and pay the liability at the same time.
In addition, the Group has assets and liabilities on the balance sheet that are not netted and for which there are master netting agreements, but for which there is neither the intention nor the right to settle. The most common types of events that trigger the compensation of reciprocal obligations include the bankruptcy of the credit institution in question, swiftly accumulating indebtedness, default, and the restructuring or dissolution of the entity.
In the current market context, derivatives are arranged under a variety of framework contracts, with the most general being those developed by the International Swaps and Derivatives Association (ISDA), and for the Spanish market the Framework Agreement for Financial Transactions (FAFT). Practically all portfolio derivative operations have been concluded under these master contracts, including in them the netting clauses referred to in the above point as Master Netting Agreements, considerably reducing the credit exposure in these instruments. Furthermore, in the contracts concluded with professional counterparties, annexes are included with collateral agreements called Credit Support Annexes (CSA), thus minimizing exposure to a possible counterparty insolvency.
At the same time, the Group has a high volume of assets sold under repurchase agreements traded through clearing houses that use mechanisms to reduce counterparty risk, as well as through various master contracts in bilateral operations, the most common being the Global Master Repurchase Agreement (GMRA), which is published by the International Capital Market
Association (ICMA). This tends to have clauses added relating to the exchange of collateral within the main body of the master contract itself.

p.174

Pillar 3 | 2025	> 4. Risk
4.2.8.1.3.Policies on the risk of adverse effects due to correlations
Article 439 c) CRR
EU CCRA c)
Derivatives contracts may give rise to potential adverse correlation effects between the exposure to the counterparty and its credit quality (wrong-way-exposure).
The Group has specific policies for handling these type of exposures, which establish:
–How to identify transactions subject to adverse correlation risk.
–A specific transaction-by-transaction admission procedure.
–Measurements appropriate to the risk profile with adverse correlation and sanctioned in the corresponding decision-
making areas.
–Control and monitoring of the transaction.
4.2.8.1.4.Impact of collateral in the event of a downgrade in credit quality
Article 439 d) CRR
EU CCRA e)
In derivatives transactions, as a general policy the Group does not subscribe collateral contracts that involve an increase in the amount to be deposited in the event of the Group being downgraded.
The general criteria applied to date with banking counterparties is to establish a zero threshold within collateral contracts, irrespective of the mutual rating; provision will be made as collateral of any difference that arises through market capitalisation
(mark to market).
Since 2018, with the entry into force of the regulatory obligations for exchange of margins for derivatives that are not offset in the clearing houses, all the collateral annexes have been adapted to the characteristics required by the regulation, among which is that of establishing a zero threshold. Furthermore, the obligation to exchange initial margins with the main financial counterparties to overcollateralize exposure was added in 2019.
4.2.8.2.Exposure to counterparty credit risk
The exposure value of derivative instruments will be determined based on one of the methods established in sections 3 to 6 of chapter 6 of the CRR: standard method for counterparty credit risk, simplified standard method for credit risk counterparty, original risk method or internal models method.
The exposure value of the securities financing transactions (SFTs) is determined in accordance with the methods provided in the preceding paragraph or using those provided for in Chapter 4 of the CRR.
In this regard, the BBVA, S.A. Group calculates the exposure value of derivative instruments in accordance with the standardised method for counterparty credit risk (SA-CCR) which is applicable since June 2021.
The SA-CCR framework calculates the aforementioned exposure by each netting set of the entity. The SA-CCR method defines the exposure value as the product of a surcharge (α) applied to the sum of the replacement cost (RC) and the potential future exposure (PFE). Where α is equal to 1.4.
Exposure value = α * (RC + PFE)

p.175

Pillar 3 | 2025	> 4. Risk
The BBVA Group S.A. calculates the exposure value of the repurchase operations in accordance with the provisions of chapter 4 on credit risk mitigation and in accordance with the financial collateral comprehensive method.
A breakdown of the original exposure, EAD and RWA under counterparty credit risk (including exposures to Central
Counterparties) is below:

TABLE 38. POSITIONS SUBJECT TO COUNTERPARTY CREDIT RISK IN TERMS OF OE, EAD AND RWA (MILLION EUROS. 12-31-2025)

Exposure Class and risk types	Securities financing transactions			Derivatives and transactions with deferred settlement			Total
	OE	EAD	RWA	OE	EAD	RWA	OE	EAD	RWA
Central governments or central banks	18,223	2,676	714	949	1,159	416	19,172	3,835	1,130
Regional governments or local authorities	—	—	—	132	16	4	132	16	4
Public sector entities	149	5	4	106	75	24	255	80	28
Multilateral development banks	19	—	—	68	5	—	87	5	—
International organisations	—	—	—	—	—	—	—	—	—
Institutions	8,862	467	101	1,535	1,535	263	10,397	2,002	365
Corporates	9,247	384	317	2,423	2,423	1,857	11,669	2,806	2,174
Retail	2	—	—	—	—	—	2	—	—
Secured by mortgages on immovable property	—	—	—	—	—	—	—	—	—
Exposures in default	—	—	—	—	—	—	—	—	—
Subordinated debt exposures	—	—	—	—	—	—	—	—	—
Covered bonds	—	—	—	—	—	—	—	—	—
Claims on institutions and corporates with a short-term credit assessment	—	—	—	—	—	—	—	—	—
Collective investments undertakings	—	—	—	—	—	—	—	—	—
Equity exposures	—	—	—	40	40	101	40	40	101
Other exposures	—	—	—	243	243	243	243	243	243
Total counterparty risk by standardised approach	36,501	3,532	1,136	5,497	5,497	2,908	41,998	9,029	4,044
FIRB approach	21,738	21,738	669	16,903	16,903	5,181	38,641	38,641	5,850
Central governments or central banks	—	—	—	—	—	—	—	—	—
Regional governments or local authorities	—	—	—	—	—	—	—	—	—
Public sector entities	—	—	—	—	—	—	—	—	—
Institutions	21,738	21,738	669	9,193	9,193	2,065	30,931	30,931	2,733
Corporates	—	—	—	7,710	7,710	3,117	7,710	7,710	3,117
AIRB approach	—	—	—	—	—	—	—	—	—
Central governments or central banks	—	—	—	—	—	—	—	—	—
Regional governments or local authorities	—	—	—	—	—	—	—	—	—
Public sector entities	—	—	—	—	—	—	—	—	—
Corporates	—	—	—	—	—	—	—	—	—
Retail	—	—	—	—	—	—	—	—	—
Total counterparty risk by IRB approach	21,738	21,738	669	16,903	16,903	5,181	38,641	38,641	5,850
Total counterparty risk	58,239	25,270	1,805	22,399	22,399	8,089	80,639	47,670	9,894
As of December 2025, positions subject to counterparty credit risk under the advanced method increased compared to June
2025. This movement was mainly driven by greater exposure in the entities segment, as well as by increased activity in securities financing transactions.
In addition, counterparty credit risk exposure under the standardised approach increased, mainly due to greater activity in the
Central Government and Central Bank segment, linked to derivative instruments and deferred settlement transactions.

p.176

Pillar 3 | 2025	> 4. Risk
4.2.8.2.1.Counterparty credit risk exposure by approach
Article 439 f), g), k) CRR
Below is an overview of the methods used to calculate the regulatory requirements for counterparty credit risk and the main parameters of each method (excluding requirements for CVA and exposure cleared through a CCP, which are shown in tables
CVA1 and CCR8, respectively).

TABLE 39. EU CCR1 - ANALYSIS OF CCR EXPOSURE BY APPROACH (MILLION EUROS)

	12-31-2025
	Replacement cost (RC)	Potential future exposure (PFE)	Expected Effective Positive Exposure (EEPE)	Alpha	Exposure value pre- CRM	Exposure value post- CRM	Exposure value (without CVA)	RWEA
Original Exposure Method (for derivatives)	—	—		1.4	—	—	—	—
Simplified SA-CCR (for derivatives)	—	—		1.4	—	—	—	—
SA-CCR (for derivatives)	3,677	11,559		1.4	20,429	20,429	20,036	7,789
IMM (for derivatives and SFTs)			—	—	—	—	—	—
Of which securities financing transactions netting sets			—		—	—	—	—
Of which derivatives and long settlement transactions netting sets			—		—	—	—	—
Of which from contractual cross-product netting sets			—		—	—	—	—
Financial collateral simple method (for SFTs)					—	—	—	—
Financial collateral comprehensive method (for SFTs)					54,870	26,242	24,877	1,726
VaR for SFTs					—	—	—	—
Total					75,299	46,671	44,913	9,515

	6-30-2025
	Replacement cost (RC)	Potential future exposure (PFE)	Expected Effective Positive Exposure (EEPE)	Alpha	Exposure value pre- CRM	Exposure value post- CRM	Exposure value (without CVA)	RWEA
Original Exposure Method (for derivatives)	—	—		1.4	—	—	—	—
Simplified SA-CCR (for derivatives)	—	—		1.4	—	—	—	—
SA-CCR (for derivatives)	3,760	8,845		1.4	18,405	18,405	18,300	7,017
IMM (for derivatives and SFTs)			—	—	—	—	—	—
Of which securities financing transactions netting sets			—		—	—	—	—
Of which derivatives and long settlement transactions netting sets			—		—	—	—	—
Of which from contractual cross-product netting sets			—		—	—	—	—
Financial collateral simple method (for SFTs)					—	—	—	—
Financial collateral comprehensive method (for SFTs)					40,798	22,463	20,986	1,935
VaR for SFTs					—	—	—	—
Total					59,204	40,868	39,286	8,952
During the second half of 2025, consumption due to counterparty risk, excluding exposures to central counterparties, increases under the SA-CCR method for derivative instruments, reflecting a higher volume of this type of transaction. Consumption due to counterparty risk under the comprehensive approach for securities financing transactions decreased.

p.177

Pillar 3 | 2025	> 4. Risk
4.2.8.2.2.Counterparty credit risk by standardised approach
Articles 439 l), 444 e) CRR
The following table shows a breakdown of exposure to counterparty credit risk (following credit risk mitigation and CCF techniques) calculated using the standardised approach, by exposure category and risk weights (excluding exposures to central counterparties):

p.178

Pillar 3 | 2025	> 4. Risk

TABLE 40. EU CCR3 - STANDARDISED APPROACH - CCR EXPOSURES BY REGULATORY PORTFOLIO AND RISK (MILLION EUROS. 12-31-2025)

	Risk weight
	0%	2%	4%	10%	20%	50%	70%	75%	100%	150%	Others(1)	Total
Central governments or central banks	2,354	—	—	—	202	830	—	—	—	449	—	3,835
Regional government or local authorities	—	—	—	—	16	—	—	—	—	—	—	16
Public sector entities	19	—	—	—	25	28	—	—	9	—	—	80
Multilateral development banks	5	—	—	—	—	—	—	—	—	—	—	5
International organisations	—	—	—	—	—	—	—	—	—	—	—	—
Institutions	—	1,041	163	—	264	185	—	1	22	43	282	2,002
Corporates	—	—	—	—	448	485	—	65	1,768	3	37	2,806
Retail	—	—	—	—	—	—	—	—	—	—	—	—
Institutions and corporates with a short term credit assessment	—	—	—	—	—	—	—	—	—	—	—	—
Other items	—	—	—	—	—	—	—	—	243	—	40	283
Total	2,378	1,041	163	—	954	1,528	—	67	2,042	495	359	9,029
(1) Includes information on other risk weights, incorporating additional information to that provided for in the EBA Mapping Tool.

EU CCR3 (MILLION EUROS. 6-30-2025)

	Risk weight
	0%	2%	4%	10%	20%	50%	70%	75%	100%	150%	Others(1)	Total
Central governments or central banks	2,097	—	—	—	104	209	—	—	—	467	—	2,878
Regional government or local authorities	—	—	—	—	14	—	—	—	10	—	—	25
Public sector entities	23	—	—	—	25	—	—	—	14	—	—	63
Multilateral development banks	114	—	—	—	—	—	—	—	—	—	—	114
International organisations	2	—	—	—	—	—	—	—	—	—	—	2
Institutions	—	478	126	—	911	483	—	—	52	70	586	2,707
Corporates	—	—	—	—	363	584	—	57	1,634	17	40	2,695
Retail	—	—	—	—	—	—	—	—	—	—	—	—
Institutions and corporates with a short term credit assessment	—	—	—	—	—	—	—	—	—	—	—	—
Other items	—	—	—	—	—	—	—	—	181	1	—	182
Total	2,237	478	126	—	1,418	1,277	—	57	1,892	555	626	8,666
(1) Includes information on other risk weights, incorporating additional information to that provided for in the EBA Mapping Tool.

p.179

Pillar 3 | 2025	> 4. Risk
For information on counterparty credit risk activity under the standardised approach of credit risk, see comments on Table 38.
4.2.8.2.3.Counterparty credit risk under IRB approach
Articles 439 l), 452 g) CRR
The following table shows the relevant parameters for the calculation of capital requirements to counterparty credit risk under
FIRB models as of December 31, 2025. At this date, no counterparty credit exposure is under AIRB models :

TABLE 41.2. EU CCR4 - IRB APPROACH: CCR EXPOSURES BY PORTFOLIO AND PD SCALE (FIRB. MILLION EUROS. 12-31-2025)

PD scale (1)(5)	EAD post- CRM	Average PD(2)	Number of Obligors	Average LGD(3)	Average Maturity (days)(4)	RWA	RWA Density
Total FIRB approach	38,073	0.76%	2,623	22.49%		5,438	14%
Central governments or central banks	—	—%	—	—%	—	—	—%
0,00 <0,15	—	—%	—	—%	—	—	—%
0,15 <0,25	—	—%	—	—%	—	—	—%
0,25 <0,50	—	—	—	—	—	—	—
0,50 <0,75	—	—	—	—	—	—	—
0,75 <2,50	—	—	—	—	—	—	—
2,50 <10,00	—	—	—	—	—	—	—
10,00 <100,00	—	—	—	—	—	—	—
100,00 (Default)	—	—	—	—	—	—	—
Regional governments or local authorities	—	—%	—	—%	—	—	—%
0,00 <0,15	—	—%	—	—%	—	—	—%
0,15 <0,25	—	—%	—	—%	—	—	—%
0,25 <0,50	—	—	—	—	—	—	—
0,50 <0,75	—	—	—	—	—	—	—
0,75 <2,50	—	—	—	—	—	—	—
2,50 <10,00	—	—	—	—	—	—	—
10,00 <100,00	—	—	—	—	—	—	—
100,00 (Default)	—	—	—	—	—	—	—
Public sector entities	—	—%	—	—%	—	—	—%
0,00 <0,15	—	—%	—	—%	—	—	—%
0,15 <0,25	—	—%	—	—%	—	—	—%
0,25 <0,50	—	—	—	—	—	—	—
0,50 <0,75	—	—	—	—	—	—	—
0,75 <2,50	—	—	—	—	—	—	—
2,50 <10,00	—	—	—	—	—	—	—
10,00 <100,00	—	—	—	—	—	—	—
100,00 (Default)	—	—	—	—	—	—	—
Institutions	30,931	0.82%	1,085	18.45%	1	2,733	9%
0,00 <0,15	26,074	0.07%	709	18.77%	1	1,741	7%
0,15 <0,25	1,597	0.17%	124	33.97%	4	527	33%
0,25 <0,50	110	—	45	45.00%	2	48	44%
0,50 <0,75	769	0.56%	53	9.04%	—	92	12%
0,75 <2,50	1,874	0.97%	66	7.04%	—	207	11%
2,50 <10,00	1	3.91%	5	45.00%	1	1	120%
10,00 <100,00	506	41.58%	83	3.81%	—	117	23%
100,00 (Default)	—	—	—	—	—	—	—
Corporates - Puchased receivables	—	—%	—	—%	—	—	—%
0,00 <0,15	—	—%	—	—%	—	—	—%
0,15 <0,25	—	—%	—	—%	—	—	—%
0,25 <0,50	—	—	—	—	—	—	—
0,50 <0,75	—	—	—	—	—	—	—
0,75 <2,50	—	—	—	—	—	—	—
2,50 <10,00	—	—	—	—	—	—	—
10,00 <100,00	—	—	—	—	—	—	—
100,00 (Default)	—	—	—	—	—	—	—
Corporates - Other	7,143	0.49%	1,538	40.00%	2	2,705	38%

p.180

Pillar 3 | 2025	> 4. Risk

PD scale (1)(5)	EAD post- CRM	Average PD(2)	Number of Obligors	Average LGD(3)	Average Maturity (days)(4)	RWA	RWA Density
0,00 <0,15	2,765	0.11%	234	40.00%	2	639	23%
0,15 <0,25	2,798	0.19%	387	40.00%	2	964	34%
0,25 <0,50	955	—	237	40.00%	2	473	50%
0,50 <0,75	216	0.60%	188	40.00%	3	157	73%
0,75 <2,50	315	1.23%	259	40.00%	3	311	99%
2,50 <10,00	60	5.36%	187	40.00%	3	91	152%
10,00 <100,00	33	41.81%	37	40.00%	4	71	218%
100,00 (Default)	1	100.00%	9	40.00%	1	—	—
Total FIRB Approach	38,073	0.76%	2,623	22.49%		5,438	14%
(*) Exposures of less than 500,000 euros which are rounded down to zero are shown with a dash.
(1) PD intervals established by the CRR3 EBA ITS.
(2) Corresponds to obligor grade PD weighted by EAD.
(3) Corresponds to obligor grade LGD weighted by EAD.
(4) Corresponds to the maturity of the obligor in years weighted by EAD. In accordance with Regulation (EU) 680/2014, it is reported only for those categories where average maturities are relevant for the calculation of RWA. Residual maturities of less than one year are rounded to 1.

(5) The Group has chosen to use the supervisory slotting criteria method fo specialised lending exposures, in line with the provisions of article 153.5 of the CRR, and therefore, following the CRR3 EBA ITS, specialised lending exposures are not included in this table.

The table corresponding to June 30, 2025 is available in the editable file “Pillar 3 2025 - Tables & Annexes”.
As of December 31, 2025, exposures to central counterparties included in EU CCR8 table are excluded from this table. For more information on counterparty trading activity under the standardized approach to credit risk, see comments on Table 38.
4.2.8.2.4.Composition of collateral for counterparty risk exposure
Article 439 e) CRR
A table with a breakdown of collaterals contributed or received by the Group to strengthen or reduce exposure to counterparty credit risk related to derivatives transactions and securities financing transactions as of December 31, 2025 is presented below:

p.181

Pillar 3 | 2025	> 4. Risk

TABLE 42. EU CCR5 - COMPOSITION OF COLLATERAL FOR EXPOSURE TO COUNTERPARTY CREDIT RISK (MILLION EUROS. 12-31-2025)

	Collateral used in derivative transactions				Collateral used in SFTs
	Fair Value of Collateral received		Fair Value of posted Collateral(1)		Fair Value of Collateral received		Fair Value of posted Collateral
	Segregated(2)	Unsegregated(3)	Segregated(2)	Unsegregated(3)	Segregated(2)	Unsegregated(3)	Segregated(2)	Unsegregated(3)
Cash- domestic currency	—	2,515	—	8,691	—	48,568	—	30,209
Cash- other currencies	—	1,520	40	2,736	—	30,569	—	25,457
Domestic sovereign debt	89	973	947	405	—	54	—	7,243
Other sovereign debt	963	3,663	1,497	193	—	7,825	144	13,130
Government agency debt	—	—	—	—	—	18	—	1,375
Corporate bonds	318	489	273	199	—	2,073	—	19,781
Equity securities	—	—	—	—	—	—	—	—
Other collateral	—	—	—	—	—	—	—	2,758
Total	1,371	9,160	2,758	12,224	—	89,107	144	99,954
(1) In accordance with Articles 279 and 298 of Regulation (EU) 2015/13 regarding the treatment of collateral for the purpose of calculating counterparty risk, the amount of collateral provided as collateral for the netting of derivative liability arrangements has been taken into account in the EAD calculation.

(2) Refers to collateral that is held in a bankruptcy-remote manner.
(3) Refers to collateral that is not held in a bankruptcy-remote manner.

EU CCR5 (MILLION EUROS. 6-30-2025)

	Collateral used in derivative transactions				Collateral used in SFTs
	Fair Value of Collateral received		Fair Value of posted Collateral(1)		Fair Value of Collateral received		Fair Value of posted Collateral
	Segregated(2)	Unsegregated(3)	Segregated(2)	Unsegregated(3)	Segregated(2)	Unsegregated(3)	Segregated(2)	Unsegregated(3)
Cash- domestic currency	—	2,415	—	4,079	—	49,441	—	24,306
Cash- other currencies	9	1,517	159	2,185	—	19,912	—	21,499
Domestic sovereign debt	23	2,721	1,362	114	—	285	590	7,519
Other sovereign debt	300	3,332	549	79	—	6,431	130	15,174
Government agency debt	—	—	—	—	—	11	—	8
Corporate bonds	90	136	249	84	—	1,557	—	13,213
Equity securities	—	—	—	—	—	—	—	—
Other collateral	—	—	—	—	—	—	—	3,512
Total	422	10,123	2,319	6,541	—	77,637	721	85,230
(1) In accordance with Articles 279 and 298 of Regulation (EU) 2015/13 regarding the treatment of collateral for the purpose of calculating counterparty risk, the amount of collateral provided as collateral for the netting of derivative liability arrangements has been taken into account in the EAD calculation.

(2) Refers to collateral that is held in a bankruptcy-remote manner.
(3) Refers to collateral that is not held in a bankruptcy-remote manner.
As of December 31, 2025, collateral received and delivered in securities financing transactions (SFTs) increased due to higher trading activity during the half-year. Meanwhile, there was an increase in the fair value of collateral in derivative transactions delivered.

p.182

Pillar 3 | 2025	> 4. Risk
4.2.8.2.5.Credit derivatives transactions
Article 439 j) CRR
The table below shows the amounts of credit derivative transactions, broken down into purchased and sold derivatives:

TABLE 43. EU CCR6 - CREDIT DERIVATIVES EXPOSURES (MILLION EUROS)

	12-31-2025		6-30-2025
	Credit derivative hedges		Credit derivative hedges
	Protection Bought	Protection Sold	Protection Bought	Protection Sold
Notionals
Single-name credit default swaps	6,493	5,765	6,155	5,529
Index credit default swaps	24,272	26,172	19,959	21,619
Total return swaps	100	3,625	—	1,715
Credit options	—	—	1,500	1,000
Other credit derivatives	—	—	—	—
Notionals Total	30,865	35,562	27,614	29,863
Fair Values
Positive fair value (asset)	25	765	23	534
Negative fair value (liability)	(698)	(58)	(528)	(24)
The main change compared to June 30, 2025, was due to new transactions in indexed CDSs.
Additionally, as of December 31, 2025, the Group did not have any credit options used in intermediation activities as hedges.
4.2.8.3.Exposure to central counterparty clearing houses
Article 439 i) CRR
The following table presents a complete overview of the exposure to central counterparty clearing houses by type of exposure
(arising from transactions, margins, or contributions to the default fund) and their corresponding capital requirements:

p.183

Pillar 3 | 2025	> 4. Risk

TABLE 44. EU CCR8 - EXPOSURES TO CCPS (MILLION EUROS)

	12-31-2025		6-30-2025
	EAD post CRM	RWA	EAD post CRM	RWA
Exposures to QCCPs (total)		148		168
Exposures for trades at QCCPs (excluding initial margin and default fund contributions); of which	1,153	26	751	44
(i) OTC Derivatives	714	18	549	40
(ii) Exchange-traded derivatives	118	2	172	3
(iii) Securities financing transactions (SFTs)	321	6	30	1
(iv) Netting sets where cross-product netting has been approved	—	—	—	—
Segregated initial margin	1,651		1,653
Non-segregated initial margin	32	1	35	1
Pre-funded default fund contributions	351	121	430	124
Unfunded default fund contributions	793	—	742	—
Exposures to non-QCCPs (total)		428		343
Exposures for trades at non-QCCPs (excluding initial margin and default to contributions); of which	1,604	353	1,624	293
(i) OTC Derivatives	10	2	20	3
(ii) Exchange-traded derivatives	1,522	279	1,578	264
(iii) Securities financing transactions (SFTs)	72	72	27	27
(iv) Netting sets where cross-product netting has been approved	—	—	—	—
Segregated initial margin	—		—
Non-segregated initial margin	277	71	176	48
Pre-funded default fund contributions	—	4	—	1
Unfunded default fund contributions	—	—	—	—
As of December 31, 2025, exposures to central counterparties have grown compared to June 30, 2025, driven mainly by the increase in OTC derivatives volumes and securities financing transactions with qualified entities. Although this increase in exposure is observed, the associated RWA volume remains stable. On the other hand, in the area of non-qualified entities, there has been an upturn in exposure to exchange-traded derivatives, a factor that explains the increase in capital requirements for the period in this segment.
4.2.8.4.CVA charge requirements
Article 445a (1) a) CRR
EU CVAA a)
The CVA surcharge in Capital refers to the additional capital requirements to cover unexpected losses due to credit valuation adjustments.
Procedures for calculating the valuation adjustments and reserves
The fair value of liabilities should reflect the entity's default risk, which includes, among other components, its own credit risk.
Taking this into account, the Group makes valuation adjustments for credit risk in the estimates of the fair value of its assets and liabilities.
These adjustments are calculated by estimating Exposure At Default, Probability of Default and Loss Given Default, which are based on the recovery levels for all derivative products on any instrument, deposits and repos at the legal entity level (all counterparties under a same master agreement), in which BBVA has exposure.

p.184

Pillar 3 | 2025	> 4. Risk
Credit Valuation Adjustment (hereinafter “CVA”) and Debit Valuation Adjustments (hereinafter “DVA”) are included in the valuation of derivatives, both assets and liabilities, to reflect the impact on the fair value of the counterparty credit risk and its own, respectively. The Group incorporates in its valuation, for all exposures classified in any of the categories valued at fair value, both the counterparty credit risk and its own. In the trading portfolio, and in the specific case of derivatives, credit risk is recognized through such adjustments.
As a general rule, the calculation of CVA is the sum of the expected positive exposure in time t, the probability of default between
t-1 and t, and the Loss Given Default of the counterparty. Consequently, the DVA is calculated as the sum of the expected negative exposure in time t, the probability of default of BBVA between t-1 and t, and the Loss Given Default of BBVA. Both calculations are performed throughout the entire period of potential exposure.
The calculation of the expected positive and negative exposure is done through a Montecarlo simulation of the market variables involved in all trades’ valuation under the same legal netting set.
The information needed to calculate the probability of default and the loss given default of a counterparty comes from the credit markets. The counterparty’s Credit Default Swaps are used if liquid quotes are available. If a market price is not available, BBVA has implemented a mapping process based on the sector, rating and geography of the counterparty to assign probabilities of default and loss given default calibrated directly to market.
An additional adjustment for Own Credit Adjustment (hereinafter "OCA") is applied to the instruments accounted for by applying the Fair Value Option permitted by IFRS 9.
Capital requirements for CVA risk are subject to ongoing supervision by local capital teams and are integrated into corporate tools and established reporting circuits, both locally and at the consolidated level.
These metrics are also included in the periodic information submitted to the monthly capital committees, where they are analyzed and reviewed to ensure methodological consistency and the reliability of the information reported.
Methodologies for calculating capital requirements for CVA
There are three methods of calculating capital requirements:
–Standardised approach (Art. 383 CRR). It is based on the sum of delta and vega risk, calculated using sensitivities to factors such as interest rates, spreads and volatility. Requires supervisory approval, a dedicated management unit, regulatory models per counterparty and the ability to calculate these sensitivities on a monthly basis. It allows for the inclusion of eligible hedges if they are correctly modelled. This approach seeks to standardise and simplify the calculation of CVA risk, improving comparability and transparency. As of December 31, 2025, no subsidiary of the Group has the supervisory authorisation for using this method.
–Basic approach (Art 384 CRR). which allows CVA capital requirements to be calculated without the need for internal models and sensitivities. It provides a simpler and more conservative alternative to the standardised approach and does not require prior supervisory approval.
–Simplified approach (Art 385 CRR), which allows institutions that meet certain requirements established in the CRR to calculate the capital requirements for CVA as 8% of the RWA for counterparty risk. Although less complex than the standard approach, it requires greater granularity than the basic method and can recognize hedges under certain conditions. As of December 31, 2025, no subsidiary of the Group meets the requirements for using this method.
The variations in terms of RWA during the last quarter of 2025 are presented below:

p.185

Pillar 3 | 2025	> 4. Risk

TABLE 45. RWEA FLOW STATEMENTS OF CREDIT VALUATION ADJUSTMENT RISK (MILLION EUROS)

	Risk weighted exposure amount	Own funds requirements
RWA as of September 30, 2025	2,403	192
Asset size	133	11
Foreign exchange movements	(7)	(1)
Other	—	—
RWA as of December 31, 2025	2,530	202
As of December 31, 2025, risk weighted assets for CVA increased by €133 million, mainly due to the increase in the EAD of the derivatives portfolio, partially offset by a €7 million reduction due to the exchange rate effect.
The full annual series of RWA flow of credit valuation adjustments under the standardised approach is available in the editable file
“Pillar 3 2025 – Tables & Annexes”.
The basic method, which is used by the Group to calculate the CVA capital requirement, is described in detail below.
4.2.8.4.1.Basic approach
Article 445a (3) a) CRR
The basic CVA approach, regulated by article 384 of CRR3, allows for the calculation of the capital requirement for credit valuation adjustment (CVA) risk in a simplified manner. This approach is designed for institutions that do not have supervisory approval for the use of the standardised approach. It aims to provide a simple and prudent alternative, particularly suitable for institutions with less complex derivatives portfolios.
The basic approach has two methodologies:
1.Full Basic Approach (FBA). When one or more eligible hedging measures are included in the calculation.
2.Reduced Basic Approach (RBA). No eligible hedges are included in the calculation of the minimum requirements.
The latter is used in the Group for the calculation of CVA requirements. The total of CVA's risk-based own funds requirements under the reduced basic approach and their components are presented below:

TABLE 46. EU CVA1 - CREDIT VALUATION ADJUSTMENT RISK UNDER THE REDUCED BASIC APPROACH (R-BA) (MILLION EUROS. 12-31-2025)

	Components of own funds requirements	Own funds requirements
Aggregation of systematic components of CVA risk	472
Aggregation of idiosyncratic components of CVA risk	99
Total		202

p.186

Pillar 3 | 2025	> 4. Risk
4.2.9.Information on securitisation
4.2.9.1.General characteristics of securitisation
4.2.9.1.1.Purposes of securitisation
Article 449 a), b) CRR
EU SECA a), b)
The Group’s current securitisation policy considers a recurrent issuance program with a deliberate diversification of securitised assets that adjusts their volume to the Bank’s capital requirements and to market conditions.
This program is complemented by all the other finance and capital instruments, thereby diversifying the need to resort to wholesale markets.
The definition of the strategy and the execution of the operations, as with all other wholesale finance and capital management, is supervised by the Assets & Liabilities Committee, with the pertinent internal authorisations obtained directly from the Board of
Directors or from the Executive Committee.
The main objective of securitisation is to serve as an instrument for the efficient management of the balance sheet, mainly as a source of liquidity at an efficient cost, obtaining liquid assets through eligible collateral, as a complement to other financial instruments. In addition, there are other secondary objectives associated with the use of securitisation instruments, such as the freeing up of regulatory capital by transferring risk, and the freeing of potential excess over the expected loss, as long as the volume of the first-loss tranche and risk transfer allow it.
In accordance with the STS (Simple, Transparent and Standardized) securitisation framework, the Group does not take into account the STS classification when selecting the portfolios to be securitised.
Main risks exposed in securitisation operations.
1.Default risk
It is the risk that the debtor does not pay the assumed contractual obligations by the due date and in the correct manner (for example, potential non-payment of instalments).
In the particular case of securitisation, the entities provide information to investors on the situation of the securitised loan portfolio. In this respect, it is worth noting that transactions transferred to the Securitisation Fund do not include defaults, or at most, if there is one, in no case do they exceed 30 days of non-payment, demonstrating the high quality of securitised transactions. The rating agencies take this element closely into account when analysing the credit risk of transactions.
BBVA monitors the changes in these indicators with the aim of establishing specific action plans in the different products, in order to correct any deviations that are leading to a deterioration in credit quality.
In order to monitor these indicators, monthly, and in some cases, daily information is available. It includes flows of additions, recoveries, irregular investments and non-performing loans. The information is obtained through different applications and reports prepared in the Risk area.
BBVA’s policy of recovery for impaired loans consists of defining an operating system that allows a speedy and efficient correction of the irregular situation. It is based on a highly personalised management, with a key role being played by the Recovery Manager and his close and ongoing relationship with the debtor.

p.187

Pillar 3 | 2025	> 4. Risk
The main guarantee is always mortgage on the asset subject of the transaction, or on the main residence. In addition, there are frequent personal guarantees issued by the holders of the loan or the guarantors, which reinforce the repayment of the debt and quality of the risk. The rights to collection before insurance companies are also subrogated in favour of the Bank in cases where there is damage to the mortgaged building due to fire or other duly stipulated causes.
2.Early repayment risk
This derives from the potential total or partial prepayment by the debtor of the amounts corresponding to the (fully or partially)
securitised loans, which could imply that the maturity of the securitisation bonds calculated at the time of the issue is shorter than the maturity of the loans transferred to the Fund.
This risk is mainly due to the variations of market interest rates, but despite its importance it is not the only determining factor; to this have to be added other more personal elements, such as inheritance, divorce, change of residence, etc.
In the specific case of the Group’s securitisations, this risk is very limited, as the maturity date of the securitisation Bonds is set according to the maturity of the last loan of the securitised portfolio.
3.Liquidity risk
At times it is noted that a possible limited liquidity of the markets in which the Bonds are traded could constitute a risk derived from the securitisation processes.
Although an entity may not undertake contracts in the secondary market of Bonds issued by the Securitisation Fund, and thus provide liquidity to the funds, the securitisation process itself consists of converting illiquid assets that form part of the Bank’s balance sheet into liquid assets in the form of securitisation Bonds, which give the possibility of trading and transferring them in a regulated market. This would not be the case if they were not subject to the securitisation process.
In addition, understanding liquidity risk as the possible time mismatch between the maturities of the collections generated by the loans and the payments the Bonds originate, BBVA has not so far made any securitisation issues in which there is a divergence between collections and payments. The entities that have programs for debt security issues, in which this risk is typically present, mitigate it with the use of liquidity lines that are included in the structure of the Fund.
4.2.9.1.2.Functions performed by the securitisation process and degree of involvement
Article 449 a) CRR
EU SECA a)
The Group’s involvement degree in its securitisation funds is not usually restricted to the mere role of assignor and administrator of the securitised portfolio.

p.188

Pillar 3 | 2025	> 4. Risk
As seen in the above image, the Group has usually taken additional roles such as:
–Payment Agent.
–Provider of treasury account.
–Provider of the subordinated loan and of the financing of initial costs, being the one that finances the first-loss tranche, and the latter financing the fund’s fixed expenditure.
–Administrative agent of the securitised portfolio.
The Group has not assumed the role of sponsor of securitisation originated by third-party institutions.
The Group’s balance sheet maintains the first-loss tranches of all securitisation that has been carried out.
It is worth noting that the Group has maintained a consistent line on generating securitisation operations since the credit crunch, which began in July 2007.
In addition, the Group has performed various Synthetic Securitisation operations to date, introducing this operation as an additional source of regulatory capital release.
4.2.9.1.3.Methods used for the calculation of risk-weighted exposure in securitisation transactions
Article 449 c) CRR
EU SECA c)
When securitisation positions meet the criteria for significant and effective risk transfer as defined by Articles 244 and 245 of
Regulation 2017/2401, under the securitisation framework set in Regulation 2017/2402, the Group calculates the capital requirements of these securitisations by applying the following methods, which apply to both originated securitisations and investment positions in securitisation funds originated by third parties:

p.189

Pillar 3 | 2025	> 4. Risk
–IRBA method (Article 259): When according to the securitisation features, all information on the underlying loans of the securitised portfolio is accessible, and at least for 95% of the loans the risk weights are calculated under IRB approach.
–SA method (Article 261): When information is available on the underlying loans of the securitised portfolio, but the threshold of 95% of the loans under the IRB approach is not reached.
–ERBA method (Article 263): When information on the underlying securitisation loans is not accessible, and it is necessary to use external rating data.
4.2.9.1.4.Transfer of risk in securitisation activities and criteria for recognition of gains on sales
Article 449 g) CRR
EU SECA g)
The Group considers that the risks and benefits of the securitisations are substantially retained if the subordinated bonds are held and/or if subordination funding has been granted to those securitisation funds, which means that the credit loss risk of the securitised assets will be assumed. Consequently, the Group is not derecognizing those transferred loan portfolios.
In addition, the Group recognizes the gains on sales of securitised assets when they are derecognised from the balance sheet, which implies to comply with the  substantial transfer of risks and benefits requirements described above.
The result will be recognised in the income statement  and calculated as the difference between the carrying amount and the sum of the amount received, including any new asset received minus liabilities assumed.
When the amount of the transferred financial asset matches the total amount of the original financial asset, the new financial assets, financial liabilities and service-delivery liabilities, which, if any, arise as a result of the transfer, shall be recorded at fair value.
4.2.9.2.Securitisation exposure in the banking and trading book
Article 449 b), j) CRR
EU SECA b)
The Group has carried out twelve securitisations in 2025, two of them in cash or traditional format and ten in synthetic securitisation format, all of them involving risk transfer.
The first securitisation was closed in January, consisting of a portfolio of commercial loans amounting to €150 million (RPP
01-2025); the second, in February, amounted to €3.25 billion of a Corporate loan portfolio (BBVA Vela Corporates 2025-1); the third, in March, amounted to  €1.431 billion on a SME loan portfolio (BBVA Vela SME 2025-1). In March, there was also an increase of €4 billion in the Verano IV transaction, which had been closed in October 2024 on a portfolio of Large Corporate loans.
In May, the fourth transaction was executed in a Cash format, for an amount of €2.35 billion (BBVA Consumer 2025-1 FT). In June, three transactions were closed: the fifth, amounting to €2.498 billion (BBVA Vela Consumer 2025-1), backed by a Consumer loan portfolio; the sixth, a synthetic securitisation on a Project Finance loan portfolio (Galea I) for €1,000 million; and the seventh, amounting to €39 million, backed by a portfolio of commercial factoring (RPP 06-2025).
During the last quarter of the year, the remaining 5 transactions were carried out: in September, the eighth transaction, in Cash format (BBVA Consumer Auto 2025-1 FT), a securitisation of an Auto loan portfolio of €1 billion; also in September, the ninth transaction of €2.792 billion (BBVA Vela Hipotecario 2025-1), a securitisation of mortgage loans. In October, the tenth transaction consisted of a synthetic securitisation of a Large Corporates loan portfolio amounting to €4 billion (Saona I). In November, the eleventh transaction was a €2.196 billion securitisation of a portfolio of Empresas and Corporate loans, and finally, in December, the twelfth transaction involved a portfolio of receivables of €70 million (RPP 12-2025).
Table EU SEC1 below shows the exposure to securitisations of the banking book, broken down by type of underlying asset, indicating whether it is traditional or synthetic securitisations, and identifying the functions (origination, sponsorship and

p.190

Pillar 3 | 2025	> 4. Risk
investment). In the "Bank acts as originator" block, the figures presented in the total columns are the total securitised amounts, obtained as the sum of the amount corresponding to the first loss tranche, and those with risk transfer:

p.191

Pillar 3 | 2025	> 4. Risk

TABLE 47. EU SEC1 - SECURITISATION EXPOSURES IN THE BANKING BOOK (MILLION EUROS. 12-31-2025)

	Bank acts as originator						Subtotal	Bank acts as sponsor			Subtotal	Bank acts as investor			Subtotal
	Traditional				Synthetic			Traditional		Synthetic		Traditional		Synthetic
	STS		Non STS			Of which: SRT		STS	Non STS			STS	Non STS
		Of which: SRT		Of which: SRT
Total	2,105	2,105	1	—	23,254	23,254	25,360	—	—	—	—	371	3,596	—	3,967
Retail (total)- of which	2,105	2,105	—	—	6,798	6,798	8,903	—	—	—	—	10	3	—	12
Residential mortgage	—	—	—	—	3,575	3,575	3,575	—	—	—	—	—	3	—	3
Credit card	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other retail exposures	2,105	2,105	—	—	3,223	3,223	5,329	—	—	—	—	10	—	—	10
Re-Securitisation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Wholesale (total)- of which	—	—	1	—	16,456	16,456	16,457	—	—	—	—	361	3,593	—	3,954
Loans to corporates	—	—	1	—	16,350	16,350	16,351	—	—	—	—	266	1,692	—	1,958
Commercial mortgage	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Lease and receivables	—	—	—	—	106	106	106	—	—	—	—	95	1,901	—	1,996
Other wholesale	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Re-Securitisation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

EU SEC1 (MILLION EUROS. 6-30-2025)

	Bank acts as originator						Subtotal	Bank acts as sponsor			Subtotal	Bank acts as investor			Subtotal
	Traditional				Synthetic			Traditional		Synthetic		Traditional		Synthetic
	STS		Non STS			Of which: SRT		STS	Non STS			STS	Non STS
		Of which: SRT		Of which: SRT
Total	1,904	1,904	—	—	17,670	17,670	19,574	—	—	—	—	196	3,161	—	3,357
Retail (total)- of which	1,904	1,904	—	—	5,060	5,060	6,964	—	—	—	—	14	4	—	18
Residential mortgage	—	—	—	—	1,119	1,119	1,119	—	—	—	—	—	4	—	4
Credit card	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other retail exposures	1,904	1,904	—	—	3,941	3,941	5,845	—	—	—	—	14	—	—	14
Re-Securitisation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Wholesale (total)- of which	—	—	—	—	12,610	12,610	12,610	—	—	—	—	182	3,157	—	3,339
Loans to corporates	—	—	—	—	12,501	12,501	12,501	—	—	—	—	87	1,428	—	1,515
Commercial mortgage	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Lease and receivables	—	—	—	—	109	109	109	—	—	—	—	95	1,729	—	1,824
Other wholesale	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Re-Securitisation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

p.192

Pillar 3 | 2025	> 4. Risk
The EU SEC2 table below shows the amounts in terms of net positions of the securitisation positions in the trading book, broken down by type of underlying asset of the securitisation, indicating whether it is traditional or synthetic securitisations, and identifying the functions (origination, sponsorship and investment):

TABLE 48. EU SEC2 - SECURITISATION EXPOSURES IN THE TRADING PORTFOLIO (MILLION EUROS. 12-31-2025)

	Bank acts as originator				Bank acts as sponsor				Bank acts as investor
	Traditional		Synthetic	Subtotal	Traditional		Synthetic	Subtotal	Traditional		Synthetic	Subtotal
	STS	Non-STS			STS	Non-STS			STS	Non-STS
Total	—	—	—	—	—	—	—	—	—	—	—	—
Retail (total) - of which	—	—	—	—	—	—	—	—	—	—	—	—
Residential mortgage	—	—	—	—	—	—	—	—	—	—	—	—
Credit card	—	—	—	—	—	—	—	—	—	—	—	—
Other retail exposures	—	—	—	—	—	—	—	—	—	—	—	—
Re-Securitisation	—	—	—	—	—	—	—	—	—	—	—	—
Wholesale (total)- of which	—	—	—	—	—	—	—	—	—	—	—	—
Loans to corporates	—	—	—	—	—	—	—	—	—	—	—	—
Commercial mortgage	—	—	—	—	—	—	—	—	—	—	—	—
Lease and receivables	—	—	—	—	—	—	—	—	—	—	—	—
Other wholesale	—	—	—	—	—	—	—	—	—	—	—	—
Re-Securitisation	—	—	—	—	—	—	—	—	—	—	—	—
(*) It includes securitisation positions in the trading portfolio.

p.193

Pillar 3 | 2025	> 4. Risk

EU SEC2 (MILLION EUROS. 6-30-2025)

	Bank acts as originator				Bank acts as sponsor				Bank acts as investor
	Traditional		Synthetic	Subtotal	Traditional		Synthetic	Subtotal	Traditional		Synthetic	Subtotal
	STS	Non-STS			STS	Non-STS			STS	Non-STS
Total	—	—	—	—	—	—	—	—	—	—	—	—
Retail (total) - of which	—	—	—	—	—	—	—	—	—	—	—	—
Residential mortgage	—	—	—	—	—	—	—	—	—	—	—	—
Credit card	—	—	—	—	—	—	—	—	—	—	—	—
Other retail exposures	—	—	—	—	—	—	—	—	—	—	—	—
Re-Securitisation	—	—	—	—	—	—	—	—	—	—	—	—
Wholesale (total)- of which	—	—	—	—	—	—	—	—	—	—	—	—
Loans to corporates	—	—	—	—	—	—	—	—	—	—	—	—
Commercial mortgage	—	—	—	—	—	—	—	—	—	—	—	—
Lease and receivables	—	—	—	—	—	—	—	—	—	—	—	—
Other wholesale	—	—	—	—	—	—	—	—	—	—	—	—
Re-Securitisation	—	—	—	—	—	—	—	—	—	—	—	—
(*) It includes securitisation positions in the trading portfolio.
The securitisation positions in the trading book have been stable along 2025.

p.194

Pillar 3 | 2025	> 4. Risk
4.2.9.3.Securitisation – Group acting as originator
4.2.9.3.1.Rating agencies used
Article 449 h) CRR
EU SECA h)
The external credit assessment institutions (ECAI) involved in the rating of those securitisations originated by the Group which fulfill the criteria of risk transfer and falling within the securitisation solvency framework are, generally, Fitch, Moody’s, S&P, and
DBRS. The types of securitisation exposure for which each agency is used are, with no differentiation between the different agencies, all the asset types that tend to be used as residential mortgage loans to Corporates and SMEs, consumer finance and autos and leasing.
In all the securitisation funds, the agencies have assessed the risk of the entire issuance structure:
–Awarding ratings to all bond tranches.
–Establishing the volume of the credit enhancement.
–Establishing the necessary triggers (early termination of the restitution period, pro-rata depreciation of AAA classes, pro-
rata amortization of series subordinated to AAA and amortization of the reserve fund, amongst others).
For each issue, in addition to the initial rating, the agencies carry out regular quarterly monitoring.
4.2.9.3.2.Positions in securitisation originated by the Group
Article 449 k).i) CRR
The table below shows the EAD and RWA of securitisation positions originated by the Group in the banking book, broken down by type of securitised exposure, tranches and risk weight ranges and their corresponding capital requirements as of December 31,
2025 and as of June 30, 2025.

p.195

Pillar 3 | 2025	> 4. Risk

TABLE 49. EU SEC3 - SECURITISATION EXPOSURES IN THE BANKING BOOK AND ASSOCIATED REGULATORY CAPITAL REQUIREMENTS – BANK ACTING AS ORIGINATOR OR AS SPONSOR (MILLION EUROS. 12-31-2025)

	Exposure values (by RW bands)					Exposure values (by regulatory approach)				RWA (by regulatory approach)				Capital requirement after cap
	≤20% RW	>20% to 50% RW	>50% to 100% RW	>100% to <1250% RW	1250% RW / deductions (1)	SEC-IRBA	SEC-ERBA & SEC-IAA	SEC-SA	1250% RW / deductions (1)	SEC-IRBA	SEC-ERBA & SEC-IAA	SEC-SA	1250% RW / deductions (1)	SEC-IRBA	SEC-ERBA & SEC-IAA	SEC-SA	1250% RW / deductions (1)
Total Exposures	19,627	5,636	—	—	97	19,869	994	4,400	97	2,708	126	1,259	—	217	10	101	—
Traditional Securitisation	2,105	—	—	—	1	—	994	1,112	1	—	126	111	—	—	10	9	—
Of which Securitisation	2,105	—	—	—	1	—	994	1,112	1	—	126	111	—	—	10	9	—
Of which retail underlying	2,105	—	—	—	—	—	994	1,112	—	—	126	111	—	—	10	9	—
Of which STS	2,105	—	—	—	—	—	994	1,112	—	—	126	111	—	—	10	9	—
Of which wholesale	—	—	—	—	1	—	—	—	1	—	—	—	—	—	—	—	—
Of which STS	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Of which re- Securitisation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Synthetic Securitisation	17,522	5,636	—	—	97	19,869	—	3,289	97	2,708	—	1,148	—	217	—	92	—
Of which Securitisation	17,522	5,636	—	—	97	19,869	—	3,289	97	2,708	—	1,148	—	217	—	92	—
Of which retail underlying	1,925	4,811	—	—	62	3,554	—	3,182	62	979	—	1,132	—	78	—	91	—
Of which wholesale	15,596	825	—	—	35	16,315	—	106	35	1,728	—	16	—	138	—	1	—
Of which re- Securitisation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
(1) Securitisations with a risk weight of 1,250% are deducted from own funds, as explained in section m) of chapter 3.1.3 of this report.

p.196

Pillar 3 | 2025	> 4. Risk

EU SEC3 (MILLION EUROS. 6-30-2025)

	Exposure values (by RW bands)					Exposure values (by regulatory approach)				RWA (by regulatory approach)				Capital requirement after cap
	≤20% RW	>20% to 50% RW	>50% to 100% RW	>100% to <1250% RW	RW / deductions (1)	SEC-IRBA	SEC-ERBA & SEC-IAA	SEC-SA	RW / deductions (1)	SEC-IRBA	SEC-ERBA & SEC-IAA	SEC-SA	RW / deductions (1)	SEC-IRBA	SEC-ERBA & SEC-IAA	SEC-SA	RW / deductions (1)
Total Exposures	19,482	—	—	—	92	19,482	—	—	92	2,148	—	—	—	172	—	—	—
Traditional Securitisation	1,902	—	—	—	1	1,902	—	—	1	229	—	—	—	18	—	—	—
Of which Securitisation	1,902	—	—	—	1	1,902	—	—	1	229	—	—	—	18	—	—	—
Of which retail underlying	1,902	—	—	—	1	1,902	—	—	1	229	—	—	—	18	—	—	—
Of which STS	1,902	—	—	—	1	1,902	—	—	1	229	—	—	—	18	—	—	—
Of which wholesale	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Of which STS	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Of which re- Securitisation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Synthetic Securitisation	17,580	—	—	—	90	17,580	—	—	90	1,919	—	—	—	154	—	—	—
Of which Securitisation	17,580	—	—	—	90	17,580	—	—	90	1,919	—	—	—	154	—	—	—
Of which retail underlying	4,996	—	—	—	64	4,996	—	—	64	555	—	—	—	44	—	—	—
Of which wholesale	12,584	—	—	—	26	12,584	—	—	26	1,364	—	—	—	109	—	—	—
Of which re- Securitisation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
(1) Securitisations with a risk weight of 1,250% are deducted from own funds, as explained in section m) of chapter 3.1.3 of this report.
In the case of securitisations where the Group acts as originator, the variation of the requirements in 2025 is explained by the securitisations mentioned above which complied with the risk transfer requirements set in the applicable regulatory provision. The net effect on the Group's RWA by changing the capital consumption of the underlying assets under the credit risk framework  to the capital consumption under the securitisation framework is a reduction of approximately €9.8 billion, at the time of the origination.

p.197

Pillar 3 | 2025	> 4. Risk
4.2.9.3.3.Breakdown of securitised positions by type of asset
Article 449 l) CRR
The table below shows the outstanding amount, non-performing exposures and impairment losses recognised in the period by underlying assets of originated securitisation operations which meet the risk transfer criteria, broken down by asset type as of
December 31, 2025 and as of June 30, 2025.

TABLE 50. EU SEC5 - EXPOSURES SECURITISED BY THE INSTITUTION - EXPOSURES IN DEFAULT AND SPECIFIC CREDIT RISK ADJUSTMENTS (MILLION EUROS)

	12-31-2025			30-6-2025
	Nominal amount	Of which exposures in default	Total amount of specific credit risk adjustments made during the period(1)	Nominal amount	Of which exposures in default	Total amount of specific credit risk adjustments made during the period(1)
Total	30,958	186	(281)	23,592	91	—
Retail exposure	12,625	174	(253)	9,916	82	—
Residential mortgage	3,911	5	(8)	1,258	4	—
Credit card	—	—	—	—	—	—
Other retail exposures	8,714	169	(245)	8,657	78	—
Re-securitisation	—	—	—	—	—	—
Wholesale exposure	18,332	13	(28)	13,676	9	—
Loans to corporates	18,120	12	(27)	13,310	9	—
Commercial mortgage	—	—	—	—	—	—
Lease and receivables	212	—	—	366	—	—
Other wholesale	—	—	—	—	—	—
Re-securitisation	—	—	—	—	—	—
(1) Negative amounts indicate an increase in credit risk adjustments during the period.
The balance of defaulted exposures of securitisations with risk transfer has not increased significantly during 2025.
The following table shows the outstanding balance corresponding to the underlying assets of securitisation originated by the
Group, which do not meet the risk transfer criteria, and which, therefore, are not included in the securitisation framework, but rather for which the capital calculation of the exposure is carried out as if it had not been securitised:

TABLE 51. OUTSTANDING BALANCE CORRESPONDING TO THE UNDERLYING ASSETS OF THE GROUP'S ORIGINATED SECURITISATIONS, IN WHICH RISK TRANSFER CRITERIA ARE NOT FULFILLED (MILLION EUROS)

Outstanding amount
Type of asset	2025
Commercial and residential mortgages	—
Credit cards	—
Financial leasing	—
Lending to corporates and SMEs	13
Consumer finance	—
Receivables	—
Securitisation balances	—
Mortgage-covered bonds	—
Others	—
Total	13
In 2025 the balance has been reduced as a result of the amortisation of the underlying loans.

p.198

Pillar 3 | 2025	> 4. Risk
4.2.9.4.Securitisation - Group acting as investor
Article 449 k).ii) CRR
The amounts in terms of EAD and RWA of the securitisation positions of the banking book where the Group acts as investor are shown below, broken down by type of underlying asset, tranches and risk weight bands that correspond to the securitisations and their corresponding capital requirements at December 31, 2025 and June 30, 2025.

p.199

Pillar 3 | 2025	> 4. Risk

TABLE 52. EU SEC4 - SECURITISATION EXPOSURES IN THE BANKING BOOK AND ASSOCIATED CAPITAL REQUIREMENTS – BANK ACTING AS INVESTOR (MILLION EUROS. 12-31-2025)

	Exposure values (by RW bands)					Exposure values (by regulatory approach)				RWA (by regulatory approach)				Capital requirement after cap
	≤20% RW	>20% to 50% RW	>50% to 100% RW	>100% to <1250% RW	1250% RW / deductions (1)	SEC- IRBA	SEC-ERBA & SEC-IAA	SEC-SA	1250% RW / deductions (1)	SEC- IRBA	SEC-ERBA & SEC-IAA	SEC-SA	1250% RW / deductions (1)	SEC- IRBA	SEC-ERBA & SEC-IAA	SEC-SA	1250% RW / deductions (1)
Total Exposures	2,499	770	696	—	1	—	1,281	2,684	1	—	229	799	—	—	18	64	—
Traditional Securitisation	2,499	770	696	—	1	—	1,281	2,684	1	—	229	799	—	—	18	64	—
Of which Securitisation	2,499	770	696	—	1	—	1,281	2,684	1	—	229	799	—	—	18	64	—
Of which retail underlying	11	—	—	—	1	—	11	—	1	—	1	—	—	—	—	—	—
Of which STS	10	—	—	—	—	—	10	—	—	—	1	—	—	—	—	—	—
Of which wholesale	2,488	770	696	—	—	—	1,270	2,684	—	—	227	799	—	—	18	64	—
Of which STS	361	—	—	—	—	—	266	95	—	—	27	10	—	—	2	1	—
Of which re- Securitisation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Synthetic Securitisation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Of which Securitisation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Of which retail underlying	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Of which wholesale	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Of which re- Securitisation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
(1) Securitisations with a risk weight of 1,250% are deducted from own funds, as explained in section m) of chapter 3.1.3 of this report.

p.200

Pillar 3 | 2025	> 4. Risk

EU SEC4 (MILLION EUROS. 6-30-2025)

	Exposure values (by RW bands)					Exposure values (by regulatory approach)				RWA (by regulatory approach)				Capital requirement after cap
	≤20% RW	>20% to 50% RW	>50% to 100% RW	>100% to <1250% RW	1250% RW / deductions (1)	SEC- IRBA	SEC-ERBA & SEC-IAA	SEC-SA	1250% RW / deductions (1)	SEC- IRBA	SEC-ERBA & SEC-IAA	SEC-SA	1250% RW / deductions (1)	SEC- IRBA	SEC-ERBA & SEC-IAA	SEC-SA	1250% RW / deductions (1)
Total Exposures	2,409	307	640	—	2	—	806	2,550	2	—	152	827	—	—	12	66	—
Traditional Securitisation	2,409	307	640	—	2	—	806	2,550	2	—	152	827	—	—	12	66	—
Of which Securitisation	2,409	307	640	—	2	—	806	2,550	2	—	152	827	—	—	12	66	—
Of which retail underlying	10	7	—	—	2	—	16	—	2	—	3	—	—	—	—	—	—
Of which STS	10	5	—	—	—	—	14	—	—	—	2	—	—	—	—	—	—
Of which wholesale	2,399	300	640	—	—	—	790	2,550	—	—	149	827	—	—	12	66	—
Of which STS	182	—	—	—	—	—	87	95	—	—	9	10	—	—	1	1	—
Of which re- Securitisation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Synthetic Securitisation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Of which Securitisation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Of which retail underlying	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Of which wholesale	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Of which re- Securitisation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
(1) Securitisations with a risk weight of 1,250% are deducted from own funds, as explained in section m) of chapter 3.1.3 of this report.
During the second half of 2025 there was no relevant variations in securitisation exposures, when the Group acts as an investor.

p.201

Pillar 3 | 2025	> 4. Risk
4.3.Market Risk
4.3.1. Scope and nature of the market risk measurement and reporting systems
Article 435 (1) a), b), c), d) CRR
EU MRA a), b), c)
Market risk is the possibility that there may be losses in the value of positions held due to movements in the market variables that affect the valuation of financial products and assets.
The scope of market risk in the Group's trading portfolios is mainly defined by the portfolios originated by Global Markets valued at fair value and maintained for the purpose of trading and generates short term results. The market risk in the banking book is clearly delimited and separated in the structural risk of interest and credit spread, exchange rate and equity, which are broken down in section 4.4.
The main market risks can be classified into the following groups:
–Interest rate risk: This arises as a result of exposure to movements in the different interest rate curves involved in trading.
Although the typical products that generate sensitivity to the movements in interest rates are money-market products
(deposits, interest rate futures, call money swaps, etc.) and traditional interest rate derivatives (swaps and interest rate options such as caps, floors, swaptions, etc.), practically all the financial products are exposed to interest rate movements due to the effect that such movements have on the valuation of the financial discount.
–Equity risk: This arises as a result of movements in share prices. This risk is generated in spot positions in shares or any derivative products whose underlying asset is a share or an equity index. Dividend risk is a sub-risk of equity risk, arising as an input for any equity option. Its variation may affect the valuation of positions and it is therefore a factor that generates risk on the books.
–Exchange rate risk: This is caused by movements in the exchange rates of the different currencies in which a position is held. As in the case of equity risk, this risk is generated in spot currency positions, and in any derivative product whose underlying asset is an exchange rate. In addition, the quanto effect (operations where the underlying asset and the instrument itself are denominated in different currencies) means that in certain transactions in which the underlying asset is not a currency, an exchange rate risk is generated that has to be measured and monitored.
–Credit spread risk: Credit spread is an indicator of an issuer's credit quality. Spread risk occurs due to variations in the levels of spread of both corporate and government issues, and affects positions in bonds and credit derivatives.
–Volatility risk: This occurs as a result of changes in the levels of implied price volatility of the different market instruments on which derivatives are traded. This risk, unlike the others, is exclusively a component of trading in derivatives and is defined as a first-order convexity risk that is generated in all possible underlying assets in which there are products with options that require a volatility input for their valuation.
–Other less relevant risks for the Group include inflation risk, correlation risk and market liquidity risk.

p.202

Pillar 3 | 2025	> 4. Risk
The metrics developed to control and monitor market risk in the BBVA Group are aligned with market practices and are implemented consistently across all the local market risk units.
Measurement procedures are established in terms of the possible impact of negative market conditions on the trading portfolio of the Group's Global Markets units, both under ordinary circumstances and in situations of heightened risk factors.
A management scheme is designed to encourage the creation of geographically, individually and sectorally diversified market portfolios, avoiding individual concentrations and concentrations of correlated risk factors, in order to achieve a distribution of capital that preserves the level of income and limits market risk losses even in stress situations. In addition, the market risk admission process is subject to robust policies and appropriate decision-making tools, as well as continuous monitoring of the evolution of activity and variations in market variables in order to adjust possible deviations in a timely manner.
The current management structure includes the monitoring of market-risk limits, consisting of a scheme of limits based on specific metrics according to market activities, (VaR (Value at Risk), economic capital, as well as stop-loss limits for each of the
Group’s business units).
In addition, in Chapter 4.3.4.2 more information about the risk measurement models used in the Group, focused on internal models approved by the supervisor for BBVA, S.A. and BBVA Mexico to calculate regulatory capital requirements on trading portfolios is detailed. For the other geographic areas (mainly South America and Garanti BBVA), the calculation of own funds requirements for trading portfolios is carried out using the standardised approach.
Analysis of the Group’s RWA structure shows that almost 5% corresponds to Market Risk (including structural exchange risk).
4.3.1.1.Characteristics of the risk management system
Article 435 (1) b), c) CRR
EU MRA a), b)
The Group has a risk management system in place which is appropriate for the volume of risk managed, complying with the functions set out in the Corporate Policy on Market Risk in Market Activities.
Market risk management must be based on processes and tools that integrate management models, criteria and strategies, and allow decision-making to be automated.
Likewise, the information processes necessary for the measurement, generation or maintenance of tools, engines, reporting, etc., must comply with the requirements of the regulations relating to the data, with special attention to the identification of the information activities established therein and compliance with the deliverables of each activity.
The risk units must have:
–A suitable organisation (means, resources and experience) in line with the nature and complexity of the business.
–Segregation of functions and independence in decision-making.
–Performance under integrity and good governance principles, driving the best practices in the industry and complying with the rules, both internal (policies, procedures) and external (regulation, supervision, guidelines).
–The existence of channels for communication with the relevant corporate bodies at local level according to their corporate governance system, as well as with the Corporate Area.
–All market risk existing in the business units that carry out trading activity must be adequately identified, measured and assessed, and procedures must be in place for its control and mitigation. On this point according to the Corporate Policy on Market Risk in Market Activities each business unit has established structured limits, early alerts and operational

p.203

Pillar 3 | 2025	> 4. Risk
references, having a communication circuit that establishes the responsibilities of information at different levels and actions by the risk areas and business managers.
–The Global Market Risk Unit (GMRU), as the unit responsible for managing market risk at Group level, must promote the use of objective and uniform metrics for measuring the different types of risks.
The BBVA Group's risk governance model is characterised by the special involvement of its corporate bodies, both in establishing the risk strategy and in the continuous monitoring and supervision of its implementation. The corporate bodies approve both the risk strategy and the general policies for the different types of risk, and the Risk area is responsible, in the management area, for implementing and developing them in all matters relating to financial risks, reporting to the corporate bodies.
The Risk Appetite statement contained in the Group's Risk Appetite Framework sets out the general principles of the Group's Risk
Strategy. It also includes a statement on market risk, which establishes that the BBVA Group's market activity is mainly focused on obtaining recurring income from stable activity with customers and taking advantage of market opportunities arising from the management of books arising from customer transactions. Market risk management is aimed at achieving an adequate return on capital, maintaining a risk profile appropriate to the type of business conducted in each geographical area.
4.3.2.Differences in the trading book under accounting and prudential regulation
EU MRB EU a)
According to the solvency regulations, trading book shall be made up of all the positions on financial instruments and commodities that the credit institution holds for the purpose of trading or that act as hedging for other elements in this portfolio.
With respect to this portfolio, the rule also refers to the need to establish clearly defined policies and procedures.
For this purpose, regulatory trading book defined by the Group includes the positions managed by the Group’s Trading units, for which market risk limits are set and then monitored daily. Moreover, they comply with the other requirements defined in the solvency regulations.
In accounting, Financial assets are recorded under the heading “Financial assets held for trading” if the objective of the business model is to generate gains by buying and selling these financial instruments or to generate short-term results.
4.3.3.Standardised approach
Article 445 CRR
Market risk-weighted assets under the standardised approach (including structural exchange rate risk) account for 48% of total market risk-weighted assets.
The amounts in terms of RWA and market risk capital requirements calculated by standardised approach as of December 31, 2025 and as of June 30, 2025 are below.

TABLE 53. EU MR1 - MARKET RISK UNDER THE STANDARDISED APPROACH (MILLION EUROS)

p.204

Pillar 3 | 2025	> 4. Risk

	12-31-2025	6-30-2025
	RWA	RWA
Outright Products	7,767	6,464
Interest Rate Risk	1,442	1,574
Equity Risk	42	43
Foreign Exchange Risk	6,281	4,845
Commodity Risk	1	3
Options	—	—
Simplified approach	—	—
Delta-plus method	—	—
Scenario approach	—	—
Securitisation	1,043	1,131
Total	8,809	7,596
During the second semester of 2025, standard market risk capital requirements are mainly affected by currency fluctuations, with this impact being partially offset by lower interest rate risk consumption and, to a lesser extent, by the decrease in positions subject to correlation risk in the trading book (included in the row “Securitisation”).
4.3.4. Internal models
4.3.4.1.Scope of application
Article 455 b) CRR
For the purposes of calculating own funds requirements as approved by the supervisor, the scope of application of the internal market risk model extends to BBVA, S.A. and BBVA Mexico trading activity.
As explained in the following section, most of the items on the Group’s consolidated balance sheet that are subject to market risk are positions whose principal metric used to measure their market risk is VaR.
4.3.4.2.Characteristics of the models used
Article 455 a).i), a.ii), b), c), f) CRR
EU MRB EU a), (A), (B), (C)
Measurement procedures are established in terms of the possible impact of negative market conditions on the trading portfolio of the Group's Global Markets units, both under ordinary circumstances and in situations of heightened risk factors.
The standard metric used to measure market risk is Value at Risk (hereinafter “VaR”), which indicates the maximum loss that may occur in the portfolios at a given confidence level (99%) and time horizon (one day).
This statistic value is widely used in the market and has the advantage of summing up in a single metric the risks inherent to trading activity, taking into account how they are related and providing a prediction of the loss that the trading book could sustain as a result of fluctuations in equity prices, interest rates, foreign exchange rates and credit spreads. Additionally, for certain positions, other risks need to be considered, such as a credit spread, base, volatility or correlation risk
With respect to the risk measurement models used by the BBVA Group, the Supervisor has authorized the use of the internal market risk model to determine bank capital requirements deriving from risk positions on the BBVA, S.A. and BBVA Mexico trading book, which jointly accounted for around  73% of the Group’s trading-book market risk as of December 31, 2025 .
BBVA uses a single model to calculate the regulatory requirements by risk, taking into account the correlation between the assets and thus recognizing the diversification effect of the portfolios. The model used estimates the VaR in accordance with the
“historical simulation” methodology, which involves estimating the profit and loss that would have been incurred in the current

p.205

Pillar 3 | 2025	> 4. Risk
portfolio if the changing market conditions that occurred over a given period of time were repeated. Based on this information, it infers the maximum foreseeable loss in the current portfolio with a given level of confidence.
Absolute and relative returns are used in simulating the potential variation of the risk factors, depending on the type of risk factor.
Relative returns are used in the case of equity; while absolute returns are used in the case of foreign currency, spreads and interest rates.
The model has the advantage of accurately reflecting the historical distribution of the market variables and of not requiring any specific distribution assumption. The historical period used in this model is two years.
The VaR figures are estimated based on the VaR without smoothing methodology, which awards equal weight to the daily information for the previous two years. This is currently the official methodology for measuring market risks for the purpose of monitoring compliance with risk limits. The VaR stress metric is obtained in an analogous way (99% percentile, with 1-day loss), with a fixed window of 1 year within the established stress period, subject to revision and being specific to each geographical area to represent its stress period.
At the same time, and following the guidelines established by the Spanish and European authorities, BBVA incorporates metrics in addition to VaR with the aim of meeting the Bank of Spain's regulatory requirements with respect to the calculation of bank capital for the trading book. Specifically, the measures incorporated in the Group since December 2011 (stipulated by Basel 2.5) are:
–VaR: In regulatory terms, the VaR charge incorporates the stressed VaR charge, and the sum of the two (VaR and stressed VaR) is calculated. This quantifies the losses associated with the movements of the risk factors inherent to market operations (including interest rate risk, exchange rate risk, equity risk and credit risk, among others). Both VaR and stressed VaR are rescaled by a regulatory multiplier (between three and four) and by the square root of ten to calculate the capital charge.
–Specific Risk - Incremental Risk Capital (“IRC”): Quantification of the risks of default and changes of the credit ratings of the bond and derivative positions and debt funds with daily look-through or significant benchmark (correlation > 90%) in the trading portfolio. The IRC charge is exclusively applied in entities in respect of which the internal market risk model is used (i.e. BBVA, S.A. and BBVA Mexico). The IRC charge is determined based on the associated losses (calculated at
99.9% confidence level over a one-year horizon under the hypothesis of constant risk) due to a rating change and/or default of the issuer with respect to an asset. In addition, the price risk is included in sovereign positions for the specified items.
–Specific Risk: Securitization, correlation portfolios and Investment funds without look-through. Capital charges for securitizations and correlation portfolios are assessed based on the potential losses associated with the occurrence of a credit event in the underlying exposures. They are calculated by the standard model. The scope of the correlations portfolios refers to the First To Default (FTD)-type market operation and/or tranches of market CDOs (Collateralized
Debt Obligations) and only for positions with an active market and hedging capacity. Capital charge for Funds include losses associated with volatility and credit risk of the underling positions of the fund. All charges are calculated by the standard model.
The capital charge is determined based on the associated losses (at 99.9% over a time horizon of 1 year under the assumption of constant risk) resulting from the rating migration and/or default of the asset’s issuer. Also included is the price risk in sovereign positions for the indicated items.
Regarding the method of aggregating the capitals of the different geographies, the direct sum of the capital charges is applied without applying diversification among them.
The calculation methodology is based on the Monte Carlo simulation of the impact of defaults and rating transitions on the portfolio subject to incremental risk capital. The model defining the transition and default process of a counterparty is based on the changes in a counterparty’s credit quality. Under a one-factor Merton model, which underlies the Basel or Creditmetrics

p.206

Pillar 3 | 2025	> 4. Risk
model, this credit quality will correspond to the value of the issuer’s assets, depending on a systemic factor that is common to all the issuers, and an idiosyncratic factor specific to each.
All that is needed to simulate the rating and default transition process for the issuers is to simulate the systemic factor and the idiosyncratic component. Once the underlying variable is available, the final rating can be obtained. The individual credit quality simulation of the issuers allows losses due to systemic risk and idiosyncratic risk to be obtained.
Transition matrices
The transition matrix used for calculation is estimated based on the external information about the rating transitions provided by the rating agencies. Specifically, the information provided by the Standard & Poor’s agency is used.
The appropriateness of using information on external transitions is justified by:
–The internal ratings for the Sovereign, Emerging Sovereign Country, Financial Institution and Corporate segments (which constitute the core positions subject to incremental risk capital) are aligned with the external ratings. By way of example, the internal rating system for financial institutions is based on an algorithm that uses external ratings.
–The rating agencies provide sufficient historical information to cover a complete economic cycle (rating transition information is available dating back to the 1981 financial year) and obtain a long-term transition matrix in the same way that long-term probabilities of default are required for the calculation of the regulatory capital for credit risk in the banking book.
This depth level of historical information is not available for the internal rating systems.
Although external data are used for determining the transitions between ratings, to establish the default, the probabilities used are assigned by the BBVA master scale, which ensures consistency with the probabilities used for the calculations of capital in the banking book.
The transition matrix is recalibrated every year, based on information on transitions provided by Standard & Poor’s. A procedure has been defined to readjust the transitions in accordance with the probability of default assigned by the master scale.
Liquidity horizons
The calculation of incremental risk capital used by BBVA explicitly includes the use of positions with a hypothesis of a constant level of risk and quarterly liquidity horizons of less than one year. The average liquidity horizon is in the range of 3-6 months.
The establishment of liquidity horizons follows the guidelines/criteria established by Basel in its guidelines for computing capital for incremental risk.
First, a criterion has been used of capacity for managing positions through liquid instruments that allow their inherent risk to be hedged. The main instrument for hedging the price risk for rating transitions and defaults is the Credit Default Swap (CDS). The existence of this hedging instrument serves as a justification for considering a short term liquidity horizon.
However, in addition to considering the existence of a liquid CDS, a distinction has to be made according to the issuer’s rating (this factor is also mentioned in the aforementioned guidelines). Specifically, between investment grade issuers or those with a rating of
BBB- or above, and issuers below this limit.
According to these criteria, the issuers are mapped to standard liquidity horizons of 3, 6 or 12 months.
Correlation

p.207

Pillar 3 | 2025	> 4. Risk
The calculation methodology is based on a multi-factor model, in which there is one factor common to all the counterparties. The coefficient of the model is determined by the correlation curves established by Basel for corporates, financial institutions and sovereigns based on the probability of default.
The use of the Basel correlation curve ensures consistency with the calculation of regulatory capital under the IRB approach for the positions in the banking book.
Validity tests are performed regularly on the risk measurement models used by the Group. They estimate the maximum loss that could have been incurred in the assessed positions with a certain level of probability (backtesting), as well as measurements of the impact of extreme market events on risk positions (stress testing).
Backtesting is performed at the trading floor level as an additional control measure in order to carry out a more specific monitoring of the validity of the measurement models.
The current structure for market risk management includes monitoring market risk limits, which consists of a system of limits based on metrics of market activities (Value at Risk (VaR), economic capital, as well as stop-loss limits for each of the Group’s business units). The global limits are approved by the Executive Committee on an annual basis, once they have been analysed by the Global Risk Management Committee (GRMC). This limits structure is developed by identifying specific risks by type, trading activity and trading floor. The market risk unit also maintains consistency between limits. The control structure in place is supplemented by limits on loss and a system of alert signals to anticipate the effects of adverse situations in terms of risk and/or result.
The review of the quality of the inputs used by the evaluation processes is based on checking the data against other sources of information accepted as standard. These checks detect errors in the historical series such as repetitions, data outside the range, missing data, etc. As well as these periodic checks of the historical data loaded, the daily data that feed these series are subject to a data quality process to guarantee their integrity.
The choice of proxies is based on the correlation detected between the performance of the factor to be entered and the proxy factor. For equity, a Ridge regression model is used, and for the rest of the risk factors, the Simple Linear Regression model is used, selecting the proxy with the best coefficient of determination (R2) for the entire period for which returns are available for both series. Next, the factor returns are reconstructed on the necessary dates, using the beta parameter estimated in the simple linear regression
4.3.4.2.1.Valuation methodology and description of the independent price verification process
Articles 436 e), 455 c) CRR
EU MRB EU b)
The process for determining the fair value established in the Group seeks to ensure that financial assets and liabilities are properly recorded following the IFRS 13 principles, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market or most advantageous market, at the measurement date.
The fair value is reached without making any deduction in transaction costs that might be incurred due to sale or disposal by other means.
BBVA has established, at a geographic level, a structure of Risk Operational Admission and Product Governance Committees
responsible for validating and approving new products or types of financial assets and liabilities before being contracted. Local management responsible for valuation, which are independent from the business are members of these committees.

p.208

Pillar 3 | 2025	> 4. Risk
These areas are required to ensure, prior to the approval stage, the existence of not only technical and human resources, but also adequate informational sources to measure the fair value of these financial assets and liabilities, in accordance with the rules established by the valuation global area and using models that have been validated and approved by the responsible areas complying with the governance of BBVA Group's official models.
Fair value hierarchy
All financial instruments, both assets and liabilities are initially recognized at fair value, which at that point is equivalent to the transaction price, unless there is evidence to the contrary in the market. Subsequently, depending on the type of financial instrument, it may continue to be recognized at amortised cost or fair value through adjustments in the income statement or equity.
When possible, the fair value is determined as the market price of a financial instrument. However, for many of the financial assets and liabilities of the Group, especially in the case of derivatives, there is no market price available, so its fair value is estimated on the basis of the price established in recent transactions involving similar instruments or, in the absence thereof, by using mathematical measurement models that are sufficiently tried and trusted by the international financial community. The estimates of the fair value derived from the use of such models take into consideration the specific features of the asset or liability to be measured and, in particular, the various types of risk associated with such asset or liability. However, the limitations inherent in the measurement models and possible inaccuracies in the assumptions and parameters required by these models may mean that the estimated fair value of an asset or liability does not exactly match the price for which the asset or liability could be exchanged or settled on the date of its measurement.
Additionally, for financial assets and liabilities that show significant uncertainty in inputs or model parameters used for valuation, criteria are established to measure said uncertainty and activity limits are set based on these. Finally, these measurements are compared, as much as possible, against other sources such as the measurements obtained by the business teams and/or those obtained by other market participants.
The process for determining the fair value requires the classification of the financial assets and liabilities according to the measurement processes used as set forth below:
–Level 1: valuation using directly the quotation of the instrument, observable and readily and regularly available from independent price sources and referenced to active markets that the entity can access at the measurement date. The instruments classified within this level are fixed-income securities, equity instruments and certain derivatives.
–Level 2: valuation of financial instruments with commonly accepted techniques that use inputs obtained from observable data in markets.
–Level 3: valuation of financial instruments with valuation techniques that use significant unobservable inputs in the market. As of December 31, 2025, the affected instruments at fair value accounted for approximately 0.70% of financial assets and 0.47% of the Group’s financial liabilities. Model selection and validation is undertaken by control areas outside the business areas.
Full revaluation is used for most financial products at BBVA Group.
In addition, the Group calculates Prudent Valuation Adjustments (PVA) for all instruments valued at fair value. PVA is an additional or conservative adjustment to the fair value that allows a more prudent assessment to be obtained by considering sources of risks

p.209

Pillar 3 | 2025	> 4. Risk
that exist in the calculation of the fair value (uncertainty inputs, risk model, etc). A detailed breakdown of the method for calculating PVAs for the Group is below:

p.210

Pillar 3 | 2025	> 4. Risk

TABLE 54. EU PV1 - PRUDENT VALUATION ADJUSTMENTS (MILLION EUROS. 12-31-2025)

	Risk category					Category level AVA - Valuation uncertainty		Total category level post- diversification
Category level AVA	Equity	Interest Rates	Foreign exchange	Credit	Commodities	Unearned credit spreads AVA	Investment and funding costs AVA
Market price uncertainty	47	116	6	8	—	8	10	98	75	23
Close-out cost	49	72	11	13	—	9	—	77	61	16
Concentrated positions	57	56	—	—	—	—	—	113	44	69
Early termination	—	—	—	—	—	—	—	—	—	—
Model risk	10	7	—	1	—	8	2	14	14	—
Operational risk	10	5	1	1	—	—	—	17	13	4
Future administrative costs	—	14	—	—	—	—	—	14	14	—
Total Additional Valuation Adjustments (AVAs)								333	221	111

EU PV1 (MILLION EUROS. 12-31-2024)

	Risk category					Category level AVA - Valuation uncertainty		Total category level post- diversification
Category level AVA	Equity	Interest Rates	Foreign exchange	Credit	Commodities	Unearned credit spreads AVA	Investment and funding costs AVA
Market price uncertainty	39	109	9	3	—	11	13	92	75	17
Close-out cost	51	71	22	7	—	12	1	82	66	15
Concentrated positions	49	82	—	—	—	—	—	131	60	71
Early termination	—	—	—	—	—	—	—	—	—	—
Model risk	23	10	—	1	—	7	7	24	24	—
Operational risk	5	9	2	2	—	—	—	17	13	3
Future administrative costs	—	9	—	—	—	—	—	9	9	—
Total Additional Valuation Adjustments (AVAs)								355	248	107
Total AVAs as at end of 2025 remain stable with respect to 2024.

p.211

Pillar 3 | 2025	> 4. Risk
4.3.4.2.2.Market risk in  2025
Articles 438 h), 455 d), e) CRR
The Group’s market risk related to its trading portfolio remained in 2025 at low levels compared to other risks managed by BBVA, particularly credit risk. This is due to the nature of the business. In 2025, the average VaR was €33 million, above the figure of
2024, with a maximum level in the year reached on April 28, 2025 of €44 million. The evolution in the BBVA Group’s market risk during  2025, measured as VaR with a 99% confidence level and a 1-day horizon (shown in Millions of Euros) is as follows:
As of December 31, 2025 and 2024 the VaR was €29 million and €34 million, respectively, with the following breakdown:

TABLE 55. TRADING BOOK. VAR WITHOUT SMOOTHING BY RISK FACTORS (MILLION EUROS)

VaR by risk factors	Interest-rate and spread risk	Exchange - rate risk	Equity risk	Vega / correlation risk	Diversification effect(1)	Total
December 2025
Average VaR for the period	39	8	1	5	(20)	33
Maximum VaR for the period	45	12	1	4	(19)	44
Minimum VaR for the period	33	6	1	5	(21)	24
VaR at the end of the period	34	9	1	5	(20)	29
December 2024
Average VaR for the period	41	7	2	6	(20)	37
Maximum VaR for the period	55	10	2	7	(23)	50
Minimum VaR for the period	33	7	2	6	(19)	28
VaR at the end of the period	37	5	2	4	(14)	34
(1) The diversification effect is the difference between the sum of the average individual risk factors and the total VaR figure that includes the implied correlation between all the variables and scenarios used in the measurement.

By type of market risk assumed by the Group's trading portfolio, the main risk factor for the Group continued to be that linked to interest rates, with a weight of 69% of the total as of December 31, 2025 (this figure includes the spread risk). The relative weight of this risk decreased by 8 percentage points compared with the close of 2024. Exchange rate risk accounted for 17% of the total risk, which implies an increase of 6 percentage points compared with the close of 2024, while equity risk accounted for 3%, maintaining its weight compared with the close of 2024. The volatility and correlation risk accounted for 11%, which implies an increase of 3 percentage points compared with the close of 2024.

p.212

Pillar 3 | 2025	> 4. Risk
According to article 455, letter d) and e) of the CRR (corresponding to the breakdown of information on internal models of Market
Risk), the elements that make up the Own Funds requirements to which a reference is made in articles 364 and 365 of the CRR, are presented below.

TABLE 56. EU MR2-A - MARKET RISK UNDER THE IMA (MILLION EUROS)

	12-31-2025		6-30-2025
	RWA	Capital Requirements	RWA	Capital Requirements
VaR	2,231	178	2,621	210
Previous day's VaR		66		67
Average of the daily VaR on each of the preceding sixty business days (VaRavg) x multiplication factor		178		210
SVaR	4,775	382	4,398	352
Latest SVaR		152		128
Average of the SVaR during the preceding sixty business days (sVaRavg) x multiplication factor (mc)		382		352
Incremental risk charge - IRC	2,550	204	2,922	234
Most recent IRC value		186		234
Average of the IRC number over the preceding 12 weeks		204		202
Comprehensive Risk Measure- CRM	—	—	—	—
Most recent risk number for the correlation trading portfolio over the preceding 12 weeks		—		—
Average of the risk number for the correlation trading portfolio over the preceding 12 weeks		—		—
8% of the own funds requirement in SA on most recent risk number for the correlation trading portfolio		—		—
Others		—		—
Total	9,556	764	9,941	795
For more information about RWA and capital requirements under IMA, see Table 58.
The maximum, minimum and average values in the second half of the year of the metrics used in the IMA method, as well as the period-end data, are presented below:

p.213

Pillar 3 | 2025	> 4. Risk

TABLE 57. EU MR3 - IMA VALUES FOR TRADING PORTFOLIOS (MILLION EUROS)

	Second half 2025	First half 2025
IMA values for trading portfolios
VaR (10 day 99%)
Maximum value	92	88
Average value	68	68
Minimum value	37	41
Period end	66	67
SVar (10 day 99%)
Maximum value	172	185
Average value	122	125
Minimum value	68	72
Period end	152	128
IRC (99.9%)
Maximum value	263	276
Average value	178	189
Minimum value	123	90
Period end	186	234
CRM (99.9%)
Maximum value	—	—
Average value	—	—
Minimum value	—	—
Period end	—	—
For more information about RWA and capital requirements under IMA, see Table 58.
The main changes in the market RWA, calculated using the method based on internal models are below:

TABLE 58. EU MR2-B - RWA FLOW STATEMENTS OF MARKET RISK EXPOSURES UNDER THE IMA (MILLION EUROS)

	VaR	SVaR	IRC	CRM	Other	Total RWA	Total Capital Requirements
RWA September, 2025	2,378	5,432	2,571	—	—	10,381	831
Regulatory adjustments	(1,582)	(3,612)	—	—	—	(5,194)	(415)
RWA as of last day of September 2025	796	1,821	2,571	—	—	5,188	415
Level risk variation	(129)	(603)	5	—	—	(726)	(58)
Model updates	—	—	—	—	—	—	—
Methodology and policy	—	—	—	—	—	—	—
Acquisitions and disposals	—	—	—	—	—	—	—
Foreign Exchange movements	(19)	(54)	(26)	—	—	(99)	(8)
Other	—	—	—	—	—	—	—
RWA as of last day of December 2025	830	1,904	2,328	—	—	5,062	405
Regulatory adjustments	1,401	2,871	222	—	—	4,494	359
RWA December, 2025	2,231	4,775	2,550	—	—	9,556	764
In the fourth quarter of 2025, capital requirements for market risk under the internal model were mainly affected by the reduction in capital requirements at BBVA, S.A., SVaR capital requirements decreased mainly at BBVA, S.A. and, to a lesser extent, at BBVA
Mexico. The IRC remained stable, as the increase in Mexico offset the decline in Spain.
Capital requirements at BBVA, S.A. fell as of December 31, 2025, mainly due to the decline in capital requirements for SVaR as a result of lower overall exposure to the main interest rate and credit spread factors, with VaR falling to a lesser extent for the same reason. IRC capital requirements decreased due to bond hedging, as well as a lower nominal value in the corporate issuer portfolio.

p.214

Pillar 3 | 2025	> 4. Risk
Capital requirements at BBVA Mexico remained stable at September 2025 levels, with IRC growing due to an increase in the corporate bond position. This increase was offset by a decrease in SVaR and an increase in currency exposure. VaR remained stable.
The full annual series of RWA flow of market risk under the IMA is available in the editable file “Pillar 3 2025 – Tables & Annexes”.
4.3.4.2.3Stress testing
Article 455 a).iii) CRR
All the tasks associated with stress, methodologies, scenarios of market variables or reports are undertaken in coordination with the Group’s Risk Areas.
A number of stress tests are carried out on the BBVA Group's trading portfolios. First, global and local historical scenarios are used that replicate the behavior of an extreme past event, such as the collapse of Lehman Brothers or the Tequilazo crisis. These stress tests are complemented with simulated scenarios, where the aim is to generate scenarios that have a significant impact on the different portfolios, but without being anchored to any specific historical scenario.
Finally, for some portfolios or positions, fixed stress tests are also carried out that have a significant impact on the market variables affecting these positions.
Historical scenarios
The historical benchmark stress scenario for the BBVA Group is Lehman Brothers, whose sudden collapse in September 2008 led to a significant impact on the behavior of financial markets at a global level. The following are the most relevant effects of this historical scenario:
–Credit shock: reflected mainly in the increase of credit spreads and downgrades in credit ratings.
–Increased volatility in most of the financial markets giving rise to a great deal of variation in the prices of different assets
(currency, equity, debt).
–Liquidity shock in the financial systems, reflected by a major movement in interbank curves, particularly in the shortest sections of the euro and dollar curves.

TABLE 59. TRADING BOOK. IMPACT ON EARNINGS IN LEHMAN SCENARIO (MILLION EUROS)

	12-31-2025	12-31-2024
GM Europe, NY & Asia	(19)	(18)
GM Mexico	(57)	(110)
GM Turkey	(1)	(4)
GM Argentina	(7)	(1)
GM Colombia	(2)	(2)
GM Peru	(7)	(6)
GM Chile	—	—
*GM: Global Markets

p.215

Pillar 3 | 2025	> 4. Risk
Simulated scenarios
Unlike the historical scenarios, which are fixed and therefore not suited to the composition of the risk portfolio at all times, the scenario used for the exercises of economic stress is based on resampling methodology. This methodology is based on the use of dynamic scenarios that are recalculated periodically depending on the main risks affecting the trading portfolios. On a data window wide enough to collect different periods of stress (data are taken from January 1, 2008 until the date of the assessment), a simulation is performed by resampling of historic observations, generating a distribution of losses and gains that serve to analyze extreme market events within the selected historical window.
The advantage of this methodology is that the period of stress is not predetermined, but depends on the portfolio maintained at each time, and making a large number of simulations (10,000 simulations) allows a greater richness of information for the analysis of expected shortfall than what is available in the scenarios included in the calculation of VaR.
The main features of this approach are:
a) the generated simulations respect the correlation structure of the data
b) there is flexibility in the inclusion of new risk factors
c) it allows the introduction of a lot of variability in the simulations (desirable for considering extreme events).
The impact of the stress tests by simulated scenarios (Stress VaR 95% at 20 days, Expected Shortfall 97,5 % at 20 days and
Stress VaR 99% at 1 day) is shown below.

TABLE 60. TRADING BOOK. STRESS RESAMPLING (MILLION EUROS. 12-31-2025)

	Europe	Mexico	Peru	Venezuela	Argentina	Colombia	Turkey
Expected impact	(129)	(66)	(17)	—	(39)	(4)	(17)

	Stress VaR	Expected Shortfall	Stress Period	Stress VaR 1D
	95 20 D	97.5 20 D		99% Resampling
Total
GM Europe, NY and Asia	(89)	(129)	2010/09/28 - 2012/09/07	(31)
GM Mexico	(50)	(66)	2008/01/02 - 2009/12/29	(13)
*GM: Global Markets
4.3.4.2.4.Backtesting
Artículo 455 a).iv), g) CRR
The internal market risk model is validated on a regular basis by backtesting in both, BBVA, S.A. and Global Markets Mexico (in
BBVA Mexico). The aim of backtesting is to validate the quality and precision of the internal market risk model used by BBVA
Group to estimate the maximum daily loss of a portfolio, at a 99% level of confidence and a 250-day time horizon, by comparing the results of those entities and the risk measurements generated by the internal market risk model. These tests showed that the internal market risk model of both, BBVA, S.A. and Global Markets Mexico is adequate and precise.

p.216

Pillar 3 | 2025	> 4. Risk
Introduction
The ex-post or Backtesting validation is based on the comparison of the periodic results of the portfolio with the market risk measures from the established measurement system. The validity of a VaR model is particularly dependent on whether the empirical reality of the results does not enter into open contradiction with what is expected in the model. If the observed results were sufficiently adjusted to what was predicted by the model, it would be rated as good, and if the discrepancy were notable, revisions would be required in order to correct possible errors or modifications and to improve quality.
In order to determine whether the results have been sufficiently adjusted to the risk measurements, it is necessary to establish objective criteria, which are specified in a series of validation tests carried out with a given methodology. In establishing the most appropriate methodology, the criteria recommended by Basel have been largely followed as they are considered appropriate.
Validation test
In the comparison between results and risk measurements, a key element that is of interest is the confidence that the losses do not exceed the VaR risk measurements made more than a number of times according to the level of confidence adopted in the model. The validation test presented below, which focuses on contrasting this aspect, emphasizes that the risk measurement model is underestimating the risk that is actually being borne.
For the establishment of a hypothesis comparison test, we start from the observed results and try to infer whether there is enough evidence to reject the model (the null hypothesis that the trust of the model is established is not met).
In cases where the model functions properly, the VaR measurement indicates that the variation of the value of a portfolio in a given time horizon will not exceed the value obtained in a percentage of times determined by the level of confidence. In other words, the probability of having a loss that is higher than the VaR measurement, what is called an exception, will be 1%, and the probability that the exception will not occur will be 99%.

GREEN Zone: model acceptance zone
It is characterised as being an area in which there is a high probability of accepting a suitable model and a low probability of accepting an unsuitable model. This is defined by the set for which the accumulated probability of less than 95%, with the null hypothesis proving correct. It covers a number between zero and four exceptions.

YELLOW zone: ambiguous zone
Possible results for both a suitable and inadequate model. It begins when the accumulated probability is greater than equal to 95% (it must be less than 99.99%), with the null hypothesis proving correct. It covers a number of between five and nine exceptions.

RED zone: model rejection zone
High probability that the model is unsuitable and unlikely to reject if suitable. It is defined by the fact that the level of significance is less than 0.1% or, which is the same, the accumulated probability is greater than or equal to 99.99%, with the null hypothesis proving correct. It corresponds to a number of exceptions equal to or greater than ten.

To carry out this test it is advisable to have, at least, a one-year historical series of both results and risk estimates on a daily basis.
The criterion used is perfectly adapted to the priority of supervisory, which is to avoid situations where excess risk for which the entity is not prepared jeopardizes its survival. However, the use of risk measurements as a tool for managing positions entails a concern that the risk measurements are adjusted to the real risk on both sides: not only is there concern that the risk is being underestimated, but also that It may be overestimating.
At the end of December 31, 2025, the model is in the green zone of acceptance of the model, both in BBVA SA and BBVA Mexico.

p.217

Pillar 3 | 2025	> 4. Risk
Backtesting results
Regulatory backtesting is made up of two types: Hypothetical Backtesting and Actual Backtesting:
–Hypothetical Backtesting is defined as the contrast of the Hypothetical P&L on the estimated VaR, the day before the performance of said result. Actual Backtesting is defined as the contrast with the Actual P&L on the same estimated VaR, the day before the performance of said result.
–Actual Backtesting was implemented and entered into force on January 1, 2013, as a result of the transposition in the national legal order through the Bank of Spain Circular 4/2011 of November 30, of the CRD III that introduces Basel 2.5 in the European Union. The results that are used for the construction of both types of Backtesting are based on the actual results of the management tools.
According to Article 369 of the CRR, the P&L used in Backtesting should have a sufficient level of granularity in order to be shown at the “top-of-house” level, differentiating between Hypothetical and Actual P&L. In addition to the above, the historical
Backtesting series will include a minimum of one year.
Actual P&L
The Actual P&L contains the complete management results, including the intraday operation and the daily and non-daily valuation adjustments, discounting the results of the franchises and commissions of each day and each desk.
The valuation functions and the parameters of the valuation models used in the calculation of the Actual P&L are the same as those used in the calculation of the Economic P&L.
Hypothetical P&L
The Hypothetical P&L contains the management results without the P&L of the daily activity, it is said, excluding intraday operations, premiums, and commissions. It is calculated using the end-of-day or “frozen” portfolio, applying official prices and valuation models The data is provided by the management systems and broken down by desk, in adherence with the Volcker Rule on desk distribution.
The valuation functions and the parameters assigned to the valuation models used in the calculation of the Hypothetical P&L are the same as those used in the calculation of the Actual P&L.
The P&L figures used in both Backtesting types exclude Credit Valuation Adjustments (CVA), Debt Valuation Adjustments (DVA)
and Additional Valuation Adjustments (AVA). As well as any change in value resulting from migrations from rating to default, except those reflected in prices by the market itself, since the changes in value due to migration from rating to default are included in the Counterparty Credit Risk metrics.
Perimeter of the backtesting and internal model exceptions
The calculation scope of VaR and P&L (Hypothetical and Actual) is limited to the totality of the Trading Book portfolios of the
Global Markets Internal Model of BBVA, S.A. and BBVA Mexico.
All the positions belonging to the Banking Book, the portfolios under the Standardised Approach and the trading activity with
Hedge Funds (this activity was excluded from the Internal Model in its original approval) are thus excluded from this scope of application.

p.218

Pillar 3 | 2025	> 4. Risk
It is considered that there is an exception at the Top of House level, when the two following circumstances concur in the same internal model and date:
–The Hypothetical P&L and/or the Actual P&L are negative.
–With an amount equal to or greater than the maximum between VaR without smoothing and VaR with smoothing calculated based on the previous day
For the purposes of calculating the number of exceptions of the Regulatory Backtesting, exceptions will only be taken into account within a mobile window of 250 consecutive Business Days at the Top of House level in each respective internal model.
At the end of December 31, 2025, there was not any exception nor in BBVA SA neither in BBVA Mexico Backtesting.

p.219

Pillar 3 | 2025	> 4. Risk

p.220

Pillar 3 | 2025	> 4. Risk

p.221

Pillar 3 | 2025	> 4. Risk

p.222

Pillar 3 | 2025	> 4. Risk

p.223

Pillar 3 | 2025	> 4. Risk
4.4.Structural risk
The structural risks are defined, in general terms, as the possibility of suffering losses in the banking book due to adverse movements in market risk factors.
In the Group, the following types of structural risks are defined, according to their nature: interest rate risk, credit spread risk, exchange rate risk, equity risk, and actuarial risk.
The scope of structural risks in the Group excludes market risks in the trading book that are clearly delimited and separated and are part of the Market Risks category.
The Assets and Liabilities Committee (ALCO) is the main responsible body for the management of structural risks regarding liquidity/ funding, interest rate, credit spread, currency, equity and solvency. Every month, with the participation of the CEO and representatives from the areas of Finance, Risks and Business Areas, this committee monitors the structural risks and is presented with proposals with regard to action plans related with its management for its approval. These management proposals are made by the Finance area with a forward-looking focus, maintaining the alignment with the Risk Appetite Framework, trying to guarantee the recurrence of results and financial stability, as well as to preserve the solvency of the entity. All balance sheet management units have a local ALCO, which is permanently attended by members of the Corporate Center, and there is a corporate ALCO where management strategies are monitored and presented in the Group's subsidiaries.
The GRM area acts as an independent unit, ensuring adequate separation between the management and risk control functions, and is responsible for ensuring that the structural risks in the Group are managed according to the strategy approved by the Board of Directors.
Consequently, GRM deals with the identification, measurement, monitoring and control of those risks and their reporting to the corresponding corporate bodies. Through the GRMC, it performs the function of control and risk assessment and is responsible for developing the strategies, policies, procedures and infrastructure necessary to identify, evaluate, measure and manage the significant risks that the BBVA Group faces. To this end, GRM, through the corporate unit of Structural Risks, proposes a scheme of limits that defines the risk appetite set for each of the relevant structural risk types, both at Group level and by management units, which will be reviewed annually, reporting the situation periodically to the Group's corporate bodies as well as to the GRMC.
Additionally, both the management system and the control and measurement system for structural risks are necessarily adjusted to the Group's internal control model, complying with the evaluation and certification processes that comprise it. In this sense, the tasks and controls necessary for its scope of action have been identified and documented, supporting a regulatory framework which includes specific processes and measures for structural risks, from a broad geographical perspective.
Within the three lines of defense scheme in which BBVA's internal control model is based according to the most advanced standards in terms of internal control, the first line of defense is maintained by the Finance area, which is responsible for managing the structural risk.

p.224

Pillar 3 | 2025	> 4. Risk
As a second line of defense, GRM is in charge of identifying risks, and establishing policies and control models, periodically evaluating their effectiveness.
In the second line of defense, there are also the Internal Risk Control units, which independently review the Structural Risk control, and Internal Financial Control, which carries out a review of the design and effectiveness of the operational controls over structural risk management.
The third line of defense is represented by the Internal Audit area, an independent unit within BBVA Group, which is responsible for reviewing specific controls and processes.
4.4.1. Structural interest rate risk
4.4.1.1.Scope and nature of interest rate risk and credit spread risk
Articles  435 (1) a), 448 (1) e), f) CRR
EU IRRBBA a), b)
The structural interest-rate risk in the Banking Book (“IRRBB”) is defined as the potential change on the earnings, through the impact on an entity’s net interest income and on the valuation of instruments accounted at fair value, as well as on the economic value of the equity due to variations in market interest rates.
Furthermore, the credit spread risk in the banking book (CSRBB)  arises from the potential impacts on the earnings and/or on the value of equity of the banking book produced by a variation in the level of market credit spreads  that are not explained by default or migration risk or by movements in market interest rates.
Structural interest rate and credit spread risk managing is carried out  from a double perspective, of the economic value of equity and  of the earnings, in a broad sense, including the net interest income management and the banking book instruments accounted at fair value with an impact on P&L and/or on equity monitoring.
Besides, the banking book instruments accounted for its market value (fair value) are subject to a specific monitoring, due to their impact on risk and on the capital, through OCI (Other Comprehensive Income) or profit and loss (P&L).
Likewise, within the evaluation of risk sources, climate change risks (ESG) is considered through the incorporation of their potential effect on structural interest rate risk factors. This risk materializes on IRRBB through the potential impact on the valuation of fixed income portfolios (reflected in their credit spread) due to their exposure to transition risk.
Structural interest rate risk perimeter is limited to the structural balance sheet (banking book), and includes all those entities whose structural balance sheet contributes to the banking book of the Group, as well as their banking subsidiaries. All trading activities (trading book), developed by the Global Markets unit, are excluded from the scope, as they are included in the market risk monitoring and control process.
For its part, credit spread risk in the banking book monitoring is limited to those banking book instruments sensitive to market credit spread changes that can impact on net interest income or on equity.
Under the value approach, within the scope of CSRBB, in any case they will be included those banking book instruments whose change in their fair value has an impact on equity, via profi t and loss account or other comprehensive income (OCI), as well as other assets not accounted for at fair value that are characterized by having observable market prices and could affect equity in exceptional situations where it would be necessary to generate liquidity through their sale or use as collateral .
From an earnings perspective, credit spread risk comes from the potential impacts on the NII caused by changes in the contractual spreads of the new volumes of the banking book, along with the impacts on fair value accounted portfolios.

p.225

Pillar 3 | 2025	> 4. Risk
The exposure of a financial entity to adverse interest rates and credit spreads movements is a risk inherent to the development of the banking business, which is also, in turn, an opportunity to create economic value. Therefore, interest rate and credit spread risk in the banking book must be effectively managed so that it is limited in accordance with the entity’s equity and in line with the expected economic result.
In BBVA, the purpose of structural interest rate risk management is to maintain the recurrent generation of earnings  in the event of market interest rate fluctuations, through the contribution to the net interest income and the control of the potential impacts on the mark-to-market of the fair value accounted portfolios, as well as to limit the capital consumption due to structural interest rate risk. Likewise, the spread risk management in the banking book is aimed at limiting the equity impact of market credit spread movements on the valuation of the structural balance sheet, mainly associated with fixed-income instruments which are used in balance sheet risk management. The objective is to keep this risk at levels consistent with the equity of the Group, while controlling the effect on earnings through net interest income and the mark-to-market of instruments accounted for at fair value.
In order to manage the structural interest rate risk so that it remains within the approved limits, Global ALM (Balance-sheet management) uses fixed-rate bond portfolios with a conservative risk profile, as they are mainly invested in the country's sovereign bonds, which can be classified for accounting under the HTC&S or HTC modality. Additionally, financial derivatives are also used, which have, except for duly justified and approved exceptions, hedge accounting treatment of both Fair Value Hedge and Cash Flow Hedge. Derivative instruments (like swaps, forward agreements or interest rate options) may be used, complying with the accounting requirements regarding their treatment as hedges with the aim of minimizing the P&L impacts. Before being implemented, these tools have to be previously analysed and approved in the assets and liabilities committees (both at the local level and at the holding level) and are subsequently followed up in the next committees.
Structural interest rate and credit spread risk are embedded in the economic capital adequacy process, in order to assure that it is adequately considered during the general allocation of capital of the entity.
The management of these risks is decentralized, and is carried out in each Group’s entity with a robust supervision and coordination from the corporate center, keeping the exposure to interest rates and credit spreads movements aligned with the strategy and the target risk profile of the Group, and in compliance with the regulatory requirements according to the EBA guidelines and the different local and supranational supervisory authorities. Besides, in order to preserve the capital position of the
Group, the corporate unit of GRM-SSRR monitors the banking book exposure to interest rates at a consolidated level.
4.4.1.2.Nature of IRRBB and CSRBB
Articles 435 (1) a), 448 (1) e).i), iii), v), f) CRR
EU OVA f), EU IRRBBA b), c), d)
Structural interest rate risk may arise from different sources, which are part of the four types of risk faced by the entities:
–Repricing Risk: arises due to different maturity (fixed-rate products) or repricing (variable rate products) periods of assets, liabilities and off-balance sheet positions.
–Curve risk: arises from a change on the slope and/or curvature of the yield curve as a result of different fluctuations in each time slot.
–Basis risk: arises from imperfect correlation between changes on the reference interest rates for different instruments with similar repricing and maturity characteristics.
–Option risk: arises from the (implicit or explicit) options associated with certain balance sheet transactions that may change their future flows and generate mismatches in their maturities.
To monitor and control IRRBB and CSRBB, a comprehensive set of metrics is assessed on a regular basis, from a dual perspective of economic value (EVE) and earnings, where impacts on net interest income (NII) and on the value of instruments accounted at fair value are considered, including sensitivity and probabilistic measures.

p.226

Pillar 3 | 2025	> 4. Risk
Among others, EVE and NII sensitivity measures to parallel interest rate shifts are calculated, broken down by currency and yield curve. In addition, the aggregate cross-currency sensitivity is calculated in order to obtain a figure of the total sensitivity of the entity to parallel shifts in multiple interest rate curves (currencies), considering the volatility of the currencies and their correlation among each other.
Scenarios of parallel and sudden rate shifts of different magnitudes are evaluated. The general shift reference is +/-100 bps, as well as the specific shock size calibrated for each currency according to its volatility with a 99% confidence level, which is used to obtain the aggregate sensitivity. Negative rates scenarios are allowed until plausible levels according to the observed volatility.
Likewise, MtM sensitivity to parallel interest rates shocks is monitored in isolation for the structural balance sheet assets accounted at fair value, including fixed-income portfolios and derivatives. Furthermore, credit spread sensitivities are also estimated by comparing the MtM of the baseline scenario with the MtM recalculated after applying a consistent shock to the credit spreads of the discount rates curve of each security (market spread).
These metrics are complemented by the sensitivity on earnings, which adds the impact of a parallel and instantaneous interest rate shock, on the net interest income and on the future market value of the instruments of the Banking Book accounted at fair value, at the end of the projection horizon, generally 12 months.
The probabilistic measures are the main monitoring metrics, and they are included in the Risk Appetite by type of risk metrics.
These measures complete the sensitivity analysis metrics as they consider additional effects like changes on the slope and shape of the curve or the basis among interest rate yield curves (“risk free”), as well as ramp shocks (gradual) of interest rates and credit spread shocks. The simulation methodology is based on an analysis of the major IRs components, on the basis of which different scenarios are generated for each currency with a specific probability of occurrence, calculating then the impact in terms of value and earnings for each scenario.
The IRRBB and CSRBB probabilistic metrics are composed by the Economic Capital (EC), and the Earnings at risk (EaR), and they estimate, respectively, the maximum negative impact for a given horizon and confidence level, on the Economic Value and the projected Earnings, driven by movements in the market interest rate and credit spreads levels.
The periodicity of the calculation of the main risk measures is monthly, except for the contribution of the fair value instruments which is monitored on a weekly basis.
These measures are complemented with the periodical calculation of other scenarios that complete the analysis of the entity risk, such as, changes of the slope/curvature, gradual shifts (ramps), individual shifts by tenor, individual shocks by curve (basis), or changes in model assumptions.
In addition to the analysis under normal conditions, stress tests are regularly run to assess the level of exposure to interest rate risk under stress scenarios of market variables. The stress scenarios are simulated based on historical information, and consider directional movements, changes in the slope, curvature and basis of the yield curves according to market stress conditions. These scenarios are evaluated from the two risk perspectives, economic value and net interest income.
The stress exercise is completed with a reverse stress test whose objective is to identify those scenarios capable of producing a certain impact within a set range of values.
Likewise, the stress scenarios of the market variables are complemented with stress tests to the main assumptions of the model.
Finally, the analysis of IRRBB scenarios under the ICAAP (Internal Capacity Adequacy Assessment Process) and GRM Stress
Program processes are carried out, which assess, on a regular basis, global stress situations under a comprehensive view for the set of financial risks.

p.227

Pillar 3 | 2025	> 4. Risk
4.4.1.3.Key assumptions of the model
Article 448 (1) c), g) CRR
EU IRRBBA g), (1), (2)
In order to measure structural interest rate risk, the setting of assumptions on the evolution and behaviour of certain balance sheet items is particularly relevant, especially those related to products without an explicit or contractual maturity which characteristics are not established in their contractual terms and must be therefore estimated
The assumptions that characterize these balance sheet items must be understandable for the areas and bodies involved in risk management and control and remain duly updated, justified and documented. The modelling of these assumptions must be conceptually reasonable and consistent with the evidence based on historical experience, reviewed at least once a year and, if any, the behaviour of the customers induced by the business areas.  In order to provide the required dynamism to enhance their accuracy and reflect specific market or management circumstances, risk models and metrics may incorporate parameters or adjustments based on expert judgment, subject to the internal governance established in this regard. These assumptions are regularly subject to a sensitivity analysis to assess and understand the impact of the modelling on the risk metrics.
In view of the heterogeneity of the financial markets, customers and products in the multiple jurisdictions, each one of the entities of the Group is responsible for determining the local behaviour assumptions to be applied to the balance sheet items, always under the guidelines and the applicability of the corporate models existing in the Group.
To calculate IRRBB measures, internal models are used to set the behavioural assumptions. The key modelling assumptions applied are:
Non-maturity Deposits (NMDs)
The NMDs internal model distinguishes between volatile, semi stable and stable deposits.
The volatile portion of NMDs is stripped out using the moving average of the historical series, which is shifted down according to the volatility of the error of the regression. The volatile part of deposits is assumed that matures at short term (<1 Month).
The semi-stable amount corresponds to the part of the trend balance that is not yet consolidated, either because it is a recently formed balance, or because it has a behavior linked to external factors (non-transactional amounts excess, competition, investment alternatives, etc). Thus, it is considered that it is exposed to a greater probability of exit and that it may be influenced by the management measures applied, so that it is assigned a gradual run-off in the medium term and normally linked to the movement of market factors.
Meanwhile, the stable amount of deposits is run off to long term following a decay distribution estimated according to the conditional probabilities of maturity during the life of the product. Besides, based on the observed data and applying a conservatism criterion, a maximum life around 20 years is assumed, preventing the maturing cash flows to extend beyond that time.
The following table shows the average maturities obtained by the NMDs internal model:

TABLE 61. AVERAGE MATURITIES FOR NMDS (YEARS. 12-31-2025)

	Core deposits	Full amount of deposits
Retail transactional	6.00	3.55
Retail non-transactional	5.68	3.29
Wholesale	4.55	1.43

p.228

Pillar 3 | 2025	> 4. Risk
Furthermore, the model also estimates the evolution of the mix of customer deposits, considering the potential migration between different types of deposits (demand / time deposits) under different interest rates scenarios. The potential asymmetry between the behaviour of balance stability in interest rate increase and decrease scenarios is considered in the analysis.
Finally, for those deposits with administered rates, the model estimates the translation dynamic of interest rates shocks to these accounts’ remuneration, based on the analysis of its relationship with the evolution of market interest rates. For retail accounts a general floor is set at 0% assuming that in negative interest rate environments retail customer rate will never be negative.
Revolving Credit cards
They mature gradually according to the monthly expected average repayment rate.
Expectations about the exercise of interest rate options (explicit and implicit), both purchased or sold, under different interest rate scenarios.
Loans subject to prepayment risk
The balance is segmented into several categories based on the characteristics of the loan and/or the client (that is, loan rate, original face amount, original maturity, scoring. etc.)
The “prepayment” behaviour, understood as all extraordinary payments over those established in the regular payment schedule and that therefore changes the contractual payment scheme, is then analysed in order to be modelled. The model captures total and partial prepayments, if relevant.
The potential link with the interest rates evolution is also examined, and incorporated in the model when the incentive of the client to pre-cancel determines the prepayment speed. In this case, the model adjusts the prepayment rates applied in each interest rate scenario.
Customer deposits with early redemption optionality
An early cancellation assumption is established for those deposits with a redemption option before maturity. The cancellation rate is based on the economic incentive of the client, and linked to the level of market interest rates, if applicable.
Treatment of Non performing exposures (NPEs)
The amount of NPEs, net of provisions, is considered interest rate sensitive, while the provisioned amount is considered non-
earning, consistently with the treatment of the allowances in the liability side. A maturity ladder is assigned to the expected recovery flows of the NPEs based on the future cash flows distribution which is estimated according to the internal Loss Given
Default recovery model.
The governance of structural interest rate risk models is subject to internal model risk regulation, under the scope of GRM-
Analytics. In this way, they must be properly inventoried and catalogued and comply with the requirements for their development, updating and management of the changes included in the internal procedures. Likewise, they are subject to the corresponding internal validations and monitoring requirements established based on their relevance, as well as back-testing procedures against experience to confirm the validity of the assumptions applied.
14 Structural portfolio managed by the Asset and Liability Committee, designed to mitigate the sensitivity of the balance sheet to interest rate movements.

p.229

Pillar 3 | 2025	> 4. Risk
4.4.1.4.Evolution of IRRBB and CSRBB
Article 448 (1) e).iv) CRR
EU IRRBBA f)
The year 2025 has been influenced by the geopolitical context, notably the increase in the United States tariffs, as well as developments and expectations regarding inflation and central bank actions.
In the United States, there have been declines across the entire interest rate curve due to the deceleration signs and greater prospects for interest rate cuts by the Fed. In contrast, Europe has seen a rebound in yields, particularly at the long end of the curve, mainly due to the change of course in Germany's fiscal policy. The peripheral curves are still supported with spreads against
German bonds narrowing over the year. In Mexico, the sovereign curve has fallen in line with United States rates. In Turkey, yield curves were more volatile as a result of both the political situation and inflation trends and expectations. However, it is worth noting the favorable performance of credit default swaps (CDS) and sovereign bonds denominated in hard currency since March.
Lastly, in South America, the curves show mixed performance, with upturns in some regions, such as Colombia, and downturns in others, such as Peru. Overall, ALCO14 portfolios have performed positively in 2025.
Regarding benchmark interest rates in the main areas where the Group operates:
–The ECB has cut interest rates by a total of 100 basis points throughout the year until its meeting in July 2025, due to the convergence of inflation towards the target, maintaining the rates without changes in its last meeting in December 2025.
Thus, the benchmark interest rate in the euro area stood at 2.15% at the end of December 2025, the rate on the deposit facility at 2.00% and the rate on the marginal lending facility at 2.40%.
–In Mexico, the monetary policy rate stood at 7.0% at the end of December 2025, 300 basis points below the end of 2024.
–The Central Bank of the Republic of Turkey (CBRT) has continued its monetary easing process, supported by improved inflation setting the monetary policy rate at 38.0% at the end of December 2025, which represents a decrease of 950 basis points since the end of December of the previous year.
–In Argentina, the central bank abandoned the official interest rate as a monetary anchor and began to regulate the monetary base using other tools such as setting reserve requirements or intervening in the foreign exchange market for its management.
–In Colombia, the reference rate stood at 9.25% at the end of December 2025, 25 basis points below the end of 2024.
–In Peru the official monetary policy rate closed at 4.25% as of December 2025, 75 basis points below the previous year's closing level.
The BBVA Group, at an aggregate level, continues to maintain a limited risk profile, in accordance with the established objective in the environment of a change of cycle to lower interest rates, with a positive sensitivity to interest rate increases in net interest income. Effective management of the balance sheet structural risk enabled the Group to mitigate the negative impact of the low interest rates in previous exercises, as well as to take advantage of the change in trend of interest rates and benefit from the significant increases in 2022 and 2023, as well as mitigate the impact of the decreases during 2024 and 2025, which is reflected in the strength and recurrence of the net interest income. By area, the main features are::
–Spain has a balance sheet characterized by a lending portfolio with a high proportion of variable-rate loans (mortgages and corporate lending) and liabilities composed mainly by customer demand deposits. The ALCO portfolio acts as a management lever and hedge for the balance sheet, mitigating its sensitivity to interest rate fluctuations. The exposure of the net interest income to movements in interest rates remains limited.
–Mexico continues to show a balance between fixed and variable interest rates balances, which results in a limited sensitivity to interest rates fluctuations. Among the assets that are most sensitive to interest rate changes, the

p.230

Pillar 3 | 2025	> 4. Risk
commercial portfolio stood out, while consumer and mortgage portfolios are mostly at a fixed rate. With regard to customer funds, the high proportion of non-interest-bearing deposits, which are insensitive to interest rate movements, should be highlighted. The ALCO portfolio is invested primarily in fixed-rate sovereign bonds with limited durations.
–In Turkey, the sensitivity of net interest income to rates remains limited in both local and foreign currencies, thanks to the bank's management, with a low repricing gap between loans and deposits.
–In South America, the sensitivity of net interest income continues to be limited, since most of the countries in the area have a fixed/variable composition stable between assets and liabilities. In addition, in balance sheets with several currencies, the interest rate risk is managed for each of the currencies, showing a very low level of exposure.
The table below shows the profile of average structural interest rate risk and credit spread risk of fixed income portfolio in the banking book classified as HtC&S in terms of sensitivities of the main currencies for the BBVA Group in 2025:

TABLE 62. SENSITIVITY TO INTEREST-RATE AND CREDIT SPREAD ANALYSIS (12-31-2025)

	Interest rate				Credit spread
	Impact on net interest income (1)		Impact on economic value (2)		Impact on economic value (2)
	100 basis-point increase	100 basis-point decrease	100 basis-point increase	100 basis-point decrease	100 basis-point increase
EUR	[0,5% , 1,5%]	[-1,5% , -0,5%]	[-2,5% , -1,5%]	[1,5% , 2,5%]	[-1,5% , -0,5%]
MXN	[0,5% , 1,5%]	[-1,5% , -0,5%]	[-1,5% , -0,5%]	[0,5% , 1,5%]	[-0,5% , 0,5%]
USD	[0,5% , 1,5%]	[-1,5% , -0,5%]	[0,5% , 1,5%]	[-1,5% , -0,5%]	[-0,5% , 0,5%]
TRY	[-0,5% , 0,5%]	[-0,5% , 0,5%]	[-0,5% , 0,5%]	[-0,5% , 0,5%]	[-0,5% , 0,5%]
Other	[-0,5% , 0,5%]	[-0,5% , 0,5%]	[-0,5% , 0,5%]	[-0,5% , 0,5%]	[-0,5% , 0,5%]
BBVA Group	[1,5% , 2,5%]	[-2,5% , -1,5%]	[-4,5% , -3,5%]	[2,5% , 3,5%]	[-1,5% , -0,5%]
(1) Percentage of 12 months net interest income for the BBVA Group. (2) Percentage of CET1 (Fully Loaded) for BBVA Group.
The key modelling and parametric assumptions used for internal calculations are the same as those used for the prescribed for the
SOT regulatory IRRBB metrics (as explained in the following section), except for the following settings:
–Multiple risk free discount curves are used in order to capture basis risk, instead of one single curve as for the SOT calculations.
–Floors applied to negative rates in the internal risk scenarios are different from the one prescribed for EBA SOT scenarios.
–Cross-currency aggregation methods, based on historical correlation among currencies, are used.
–For the internal metrics, in the Net Interest Income (NII) projections it is applied a dynamic balance sheet growth assumption, based on the updated financial planning.
4.4.1.5.IRRBB SOT regulatory metrics
Article 448 (1) a), b), d) CRR
EU IRRBBA h)
In the context of the SREP, CRD IV provides for a review and evaluation of the IRRBB. The main instrument of this assessment is the Supervisory Outlier Test (SOT), which assesses the impact on Economic Value of Equity (EVE) and Net Interest Margin risks
(NII) of the banking book under different interest rate variation scenarios. This exercise allows comparability between entities.
As described above, the structural interest rate risk in the banking book (IRRBB) is part of the entity’s risk management framework and is included in the internal capital self-assessment process as part of Pillar 2.

p.231

Pillar 3 | 2025	> 4. Risk
The table below shows the changes in the economic value of equity (EVE) and in net interest income (NII) shown as amounts in millions of euros:

TABLE 63. EU IRRBB1 - INTEREST RATE RISK IN THE BANKING BOOK

	∆ EVE	∆ EVE	∆ NII	∆ NII
Currency	12-31-2025	6-30-2025	12-31-2025	6-30-2025
Parallel up	(6,013)	(5,231)	304	123
Parallel down	2,254	1,813	(1,190)	(976)
Steepener	(800)	(53)
Flattener	(531)	(1,232)
Short rates up	(2,397)	(2,688)
Short rates down	949	1,275
The SOT regulatory metrics have been calculated as described in the guidelines.
IRRBB measures cover the principal exposures in currency EUR, USD, MXN, TRY and COP, up to a cumulative percentage of the banking book above 90%.
Reported changes of the economic value of equity (EVE) are calculated as follows:
–Changes in EVE under the six supervisory interest rate shock scenarios
–The supervisory maturity-dependent post-shock interest rate floor (-1.5%) has been applied for each currency
–Changes in EVE are expressed in amounts, valued in millions of euros (at the exchange rate of each date).
–Aggregate EVE change for each interest rate shock scenario has been calculated by adding together any negative and positive changes to EVE occurring in each currency. Positive changes have been weighted by a factor of 50%.
–Run-off balance sheet assumption: existing positions mature and are not replaced
–Own equity has been excluded from the computation of the exposure level
–Commercial margins are included in the interest cash flows
–Cash flows have been discounted using one only risk-free rate yield curve
Reported changes of the net interest income (NII) are calculated as follows:
–Changes in projected NII over a forward-looking rolling 12-month period under the two parallel supervisory interest rate shock scenario out of the six supervisory shock scenarios for EVE
–The supervisory maturity-dependent post-shock interest rate floor (-1.5%) has been applied for each currency
–Instantaneous shocks are applied
–Changes in NII  are expressed in amounts, valued in millions of euros (at the exchange rate of each date).
–Aggregate NII change for each interest rate shock scenario has been calculated by adding together any negative and positive changes to NII occurring in each currency. Positive changes have been weighted by a factor of 50%.
–Constant balance sheet assumption
–New exposures are repriced considering the margin of new productions at the reporting date.
–Commercial margins are included in the interest cash flows

p.232

Pillar 3 | 2025	> 4. Risk
–Fees and commissions attributable for interest rate changes are not included
SOT metrics significance and evolution
SOT IRRBB metrics at Group level remain in a moderate risk level, maintaining the negative exposure to parallel down scenario for the NII approach, while in the case of the EVE, the worst scenario among the 6 prescriptive scenarios corresponds to the parallel up scenario.
NII risk remained contained during the semester, in line with the continuation of strategies aimed at protecting net interest income.
These actions, based on proactive management focused on locking in asset profitability and taking advantage of the positive slope of the yield curve, have made it possible to preserve margin generation in an environment characterized by the exhaustion of the interest rate cutting cycle, thereby supporting the extension of these strategies over time.
Conversely, these same measures may lead to an increase in value risk on the balance sheet, as they extend asset duration. This effect is primarily observed in the balance sheets of BBVA México and BBVA, S.A., which account for the largest value impacts in the SOT exercise, as a result of the application of larger shocks in the Mexican peso and the greater exposure assumed by BBVA,
S.A.
Additionally, initiatives aimed at optimizing capital ratios at year-end generate further pressure on the indicators in relative terms with respect to Tier 1.
4.4.2.Structural exchange rate risk
Article 435 a) CRR
Structural exchange rate risk is defined as the possibility of impacts on solvency, equity value and results driven by fluctuations in the exchange rates due to exposures in foreign currencies.
Structural exchange rate risk is inherent to the business of international banking groups, such as BBVA, that develop their activities in different geographical areas and currencies. At a consolidated level, structural exchange rate risk arises from the consolidation of holdings in subsidiaries with functional currencies other than the euro. Its management is centralized in order to optimize the joint management of permanent foreign currency exposures, taking diversification into account.
The purpose of structural exchange rate risk management is protecting solvency by limiting volatility of the consolidated CET1 ratio and income to consolidate denominated in a currency other the euro in the Group, as well as to limit the capital requirements under exchange rate fluctuations to which the Group is exposed due to its international diversification. The ALM Global corporate unit, through the ALCO, is responsible for the management of this risk all through an active hedging policy, deliberately taken for each objective, and fully aligned with the management strategy.
At the corporate level, the risk monitoring metrics included in the limits framework are aligned with the Risk Appetite Framework, and are targeted to control the effects on the solvency through the economic capital metric and the fluctuations in the Common
Equity Tier I fully loaded (CET1 fully loaded) consolidated ratio, as well as the maximum deviation in the Group's attributable profit.
The probabilistic metrics make it possible to estimate the joint impact of exposure to different currencies taking into account the different variability in exchange rates and their correlations. These metrics are supplemented with additional assessment indicators.
The suitability of these risk assessment metrics is reviewed on a regular basis through backtesting exercises. The final element of structural exchange rate risk control is the stress and scenario analysis aimed to assess the vulnerabilities of foreign currency structural exposure not contemplated by the risk metrics and to serve as an additional tool when making management decisions.
The scenarios are based both on historical situations simulated by the risk model and on the risk scenarios provided by BBVA
Research.

p.233

Pillar 3 | 2025	> 4. Risk
The purpose of the exchange rate risk management of BBVA's long term investments, which arises mainly from its foreign franchises, is to preserve the capital ratios of the Group and to maintain the stability of the profits. During 2025, the US dollar depreciated significantly against the euro (-11.6%). This depreciation was concentrated in the first half of the year, when the aggressiveness of US tariff policy generated a climate of distrust towards the dollar. Among emerging market currencies, the
Mexican peso stood out with an appreciation (+2.0% against the euro), supported by the perception of Mexico as a relative winner of the trade war. The Turkish lira was heavily penalised in 2025 (-27.2%), reflecting high inflation, which is nevertheless gradually declining. Regarding the performance of South American currencies, the Peruvian sol weakened against the euro (-1.2%), the
Colombian peso showed a notable appreciation (+3.8%), while the Chilean peso depreciated by -2.9%. Finally, the Argentine peso experienced a very significant depreciation (-37.4%), in an environment still marked by macroeconomic adjustments and high financial volatility, despite progress in the economic stabilisation process.
BBVA maintains active management policies for its main investments in emerging countries with the objective of achieving, on average, a hedging level of between 40% and 50% of the aggregate attributable profit in non-euro currencies that the Group expects to generate over the next twelve months; and between 50% and 70% of the aggregate excess capital in non-euro currencies within CET1. With respect to this solvency ratio, the sensitivities estimated as of year-end 2025 to 10% currency depreciations are as follows: Mexican peso (-14 basis points); Turkish lira (-3 basis points); and US dollar (+12 basis points).
The evolution of the structural exchange risk requirements in 2025 is in section 4.3.3. of this Report.
For the years 2025 and 2024, the estimated sensitivities (in absolute terms) of the result attributable to the parent company are shown below, taking into account the coverage, against depreciations and appreciations of 1% of the average rate in the main currencies. To the extent that hedging positions are periodically modulated, the sensitivity estimate attempts to reflect an average
(or effective) sensitivity in the year:

TABLE 64. SENSITIVITY TO 1% CHANGE (MILLION EUROS)

Currency	2025	2024
Mexican peso	11.4	27.8
Turkish lira	4.3	3.3
Peruvian sol	1.7	1.4
Chilean peso	0.4	0.2
Colombian peso	0.7	0.4
Argentine peso	1.3	1.8
U.S. dollar	3.3	0.3
4.4.3.Structural equity risk
Article 435 a) CRR
Equity risk in the banking book refers to the possibility of suffering losses in the value of positions in shares and other equity instruments held in the banking book with long or medium term investment horizons due to fluctuations in the value of equity indexes or shares.
BBVA Group's exposure to structural equity risk arises largely from minority shareholdings held on industrial and financial companies, and in new business (innovation). This exposure is modulated in some portfolios with positions held on derivative instruments on the same underlying assets, in order to adjust the portfolio sensitivity to potential changes in equity prices.

p.234

Pillar 3 | 2025	> 4. Risk
The structural equity risk management is aimed at increasing the income-generating capacity of those shares held by the Group, limiting the capital requirements for equity risk and narrowing the impact on the solvency level through a proactive management of the portfolio using hedges. The function of managing the main structural equity portfolios is a responsibility of the specialized units of the corporate areas of Global ALM, Strategy & M&A and Client Solutions (Banking for Growth Companies). Their activity is subject to the corporate structural equity risk management policy, complying with the defined management principles and Risk
Appetite Framework.
The structural equity risk metrics, designed by GRM according to the corporate model, contribute to the effective monitoring of the risk by estimating the sensitivity and the capital necessary to cover the possible unexpected losses due to changes in the value of the shareholdings in the Group's investment portfolio, with a level of confidence that corresponds to the objective rating of the entity, taking into account the liquidity of the positions and the statistical behavior of the assets to be considered
In order to analyze the risk profile in depth, stress tests and scenario analysis of sensitivity to different simulated scenarios are carried out. They are based on both past crisis situations and forecasts made by BBVA Research. These analyses are carried out regularly to assess the vulnerabilities of structural equity exposure not contemplated by the risk metrics and to serve as an additional tool when making management decisions.
Backtesting is carried out on a regular basis on the risk measurement model used.
For the third consecutive year, global equity markets posted significant gains in 2025, with double-digit increases in both Europe and the United States. Following an optimistic start to the year, supported by a presumed pro-market orientation of the U.S.
administration, equity markets experienced a sharp setback in April after the United States announced substantial import tariffs during the so-called “Liberation Day.” Nevertheless, the potential import tariff escalation subsequently subsided, paving the way for a strong equity rally that continued uninterrupted through year-end. In the United States, the communications and technology sectors led the advances, while in Europe the banking sector delivered a strong performance, topping European markets for the second year in a row. From a geographical perspective, the Spanish stock market was among the strongest performers in Europe, also driven by the financial sector, enabling it to surpass its historical peak for the first time since 2007.
Structural equity risk, measured in terms of economic capital, has not experienced any material changes over the past year. The aggregate sensitivity of the BBVA Group’s consolidated equity to a 1% fall in the price of shares of the companies making up the equity portfolio amounted to €-27 million as of December 31, 2025, the same as at December 2024. This estimation takes into account the exposure in shares valued at market prices, or if not applicable, at fair value (excluding the positions in the Treasury
Area portfolios) and the net delta-equivalent positions in derivatives on the same underlyings.
4.4.3.1.Classification of equity exposure not included in the trading book
The Group distinguishes between equity exposures in investments in associates, capital instruments classified as financial assets at fair value through other comprehensive income and non-trading financial assets mandatory at fair value through profit or loss.
The investments in associates are the investments in entities over which the Group has a significant influence. It is presumed that there is significant influence when 20% or more of the voting rights of the subsidiary are held, directly or indirectly, unless it can be clearly demonstrated that such influence does not exist. There are certain exceptions to this criterion that do not constitute significant amounts for the Group. These investments in associates are valued using the equity method.
The remaining capital instruments not held for trading are classified as:
The financial assets recorded in the heading “Non-trading financial assets mandatorily at fair value through profit or loss" either have contractual cash flows that do not met the conditions of the SPPI test, or are not covered by a business model whose objective is either (i) to hold financial assets to collect contractual cash flows or (ii) achieved by collecting contractual cash flows and selling financial assets.

p.235

Pillar 3 | 2025	> 4. Risk
Financial assets are classified in “Financial assets designated at fair value through profit or loss” only if such classification eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from recognizing or measuring such financial assets on different bases.
Assets recognized under this heading in the consolidated balance sheets are measured at their fair value. This category of valuation implies the recognition of the information in the income statement as if it were an instrument valued at amortized cost, while the instrument is valued at fair value in the balance sheet, At the time of initial recognition of specific investments in equity instruments, the BBVA Group may make the irrevocable decision to present subsequent changes in fair value in other comprehensive income.
4.4.3.2.Risk-weighted assets of investments in associates and capital instruments
A breakdown of the RWA to investments in associates and capital instruments by accounting portfolio and applicable method as of
December 31, 2025 is shown below:

TABLE 65. BREAKDOWN OF RWA, EQUITY INVESTMENTS AND CAPITAL INSTRUMENTS BY ACCOUNTING PORTFOLIO (MILLION EUROS)

12-31-2025
Investments in associates	9,266
Instruments classified as non-current assets and disposal groups classified as held for sale	1
Instruments classified as financial assets held for trading	—
Financial assets at fair value through other comprehensive income	1,868
Non-trading financial assets mandatorily at fair value through profit or loss	2,868
Off balance	—
Derivatives	101
The evolution and main changes in the own funds consumption for positions subject to equity credit risk in 2025 are shown below:

TABLE 66. VARIATION IN RWA FOR EQUITY RISK (MILLION EUROS)

RWA as of December 31, 2024	15,914
Asset size(1)	(157)
Acquisitions and disposals	(16)
Foreign exchange movements	(760)
Other	(876)
RWA as of December 31, 2025	14,105
(1) Asset size includes changes due to the revaluation of investments and the organic profit generation of Group's insurance companies.
The portfolio mainly includes the Group’s insurance companies, which for regulatory purposes are considered as investments in associates. It also includes stakes in real estate investment companies and equity holdings in other sectors, with a significant stake in Telefónica, Crea Madrid Nuevo Norte and Metrovacesa.
During 2025, the risk-weighted assets for equity risk declined, driven by both foreign exchange effects and regulatory impacts
(under the 'Other' heading).
Specifically, exposures in Collective Investment Undertakings (CIUs) were reclassified into their respective categories under the standardized approach, while those with a 1,250% risk weight were deducted from CET1.

p.236

Pillar 3 | 2025	> 4. Risk
4.5.Liquidity Risk
Liquidity and funding risk is defined as the incapacity of a bank in meeting its payment commitments due to lack of funds or that, to face those commitments, should have to make use of funding under burdensome terms.
4.5.1.Liquidity and Funding strategy and planning
Articles 435 (1) a), e), 451a (1), (4) CRR
EU OVA c), EU LIQA a), h)
Liquidity and Funding Risk Management main target is to maintain a solid balance sheet structure which allows a sustainable business model.
Liquidity and Funding Risk Management aims, in the short term, to prevent an entity from having difficulties in meeting its payment commitments in due time and form or that, to meet them, it has to resort to obtaining funds in burdensome conditions that deteriorate the image or reputation of the entity.
In the medium term, its objective is to ensure the suitability of the Group's financial structure and its evolution, within the framework of the economic situation, the markets and regulatory changes.
The Group’s liquidity and funding strategy is based on the following pillars:
–The principle of the funding self-sufficiency of its subsidiaries, meaning that each of the LMU must cover its funding needs independently on the markets where it operates. This avoids possible contagion due to a crisis affecting one or more of the Group’s LMU.
–Stable customer deposits as the main source of funding in all the LMU, in accordance with the Group’s business model.
–Diversification of the sources of wholesale funding, in terms of maturity, market, instruments, counterparties and currencies, with recurring access to the markets.
–Compliance with regulatory requirements, ensuring the availability of ample liquidity buffers, of high quality, as well as sufficient instruments as required by regulations with the capacity to absorb losses.
–Compliance with the internal Liquidity Risk and Funding metrics, while adhering to the Risk Appetite level established for each LMU at any time.
This management of structural and liquidity funding is based on the principle of financial self-sufficiency of the entities that comprise it. This approach helps prevent and limit liquidity risk by reducing the Group’s vulnerability during periods of high risk.
This decentralized management prevents possible contagion from a crisis affecting only one or a few Group entities, which must act independently to meet their liquidity requirements in the markets where they operate.
Within this strategy, the BBVA Group is organized into eight LMU composed of the parent company and the bank subsidiaries in each geographical area, plus the branches that depend on them.

p.237

Pillar 3 | 2025	> 4. Risk
In addition, the policy for managing liquidity and funding risk is also based on the model’s robustness and on the planning and integration of risk management into the budgeting process of each LMU, according to the liquidity and funding risk appetite that it decides to assume in its business.
Liquidity and funding planning is part of the strategic processes for the Group’s budgetary and business planning. This objective is to allow a recurrent growth of the banking business with suitable maturities and costs within the established risk tolerance levels by using a wide range of instruments which allow the diversification of the funding sources and the maintenance of a high volume of available liquid assets.
A statement of the level of appropriateness of the liquidity risk management mechanisms for 2025 is included as part of the
Internal Liquidity Adequacy Assessment Process (ILAAP) approved by the Board of Directors in February 2026:
“As a result of the self-assessment exercise carried out, the Board of Directors concludes that the liquidity and funding management model is robust, with a medium-low liquidity and funding risk profile, supported by the current Risk Appetite
Framework and liquidity and funding planning.
In addition, this liquidity and funding management model considers the necessary liquid resources and the capacity to activate and generate additional measures to preserve this profile over the planning horizon, as well as to deal with unexpected stress situations.
The assessment concludes that BBVA Group entities maintain a robust financing structure and effective governance that allows liquidity and financing planning and management to be adapted to adverse scenarios.
All the processes described are subject to the BBVA Group's internal control model, based on an organisational structure of three lines of defence and using robust corporate methodologies and tools. The risks identified in these processes are sufficiently mitigated by controls that have been tested during this financial year and have functioned correctly.”
4.5.2.Governance and monitoring and mitigation measures
Articles 435 (1) b), c), d), 451a (1), (4) CRR
EU OVA b), d), e), f), g), EU LIQA b), c), d), e), f), g), EU LIQB d)
The responsibility for liquidity and funding management in the development of normal business activity lies with the Finance area as a first line of defense in managing the risks inherent to this activity, in accordance with the principles established by the EBA and in line with the most demanding standards, policies, procedures and controls in the framework established by the governing bodies. Finance, through the Balance-Sheet Management area, plans and executes the funding of the structural long-term gap of each LMU and proposes to the ALCO the actions to be taken on this matter, in accordance with the policies established by the Risk
Committee in line with the metrics of the Risk Appetite Framework approved by the Board of Directors.
Finance is also responsible for preparing the regulatory reporting of liquidity, coordinating with the responsible areas in each LMU the necessary processes to cover the requirements at corporate and regulatory level, ensuring the integrity of the information provided.
GRM is responsible for ensuring that the liquidity and financing risk in the Group is managed in accordance with the framework established by governing bodies. It also deals with the identification, measurement, monitoring and control of such risks and their communication to the relevant corporate bodies. In order to carry out this task properly, the Risk function in the Group has been configured as a single, global function, independent of the management areas.
Additionally, the Group has, in its second line of defense, an Internal Risk Control unit, which performs an independent review of the control of Liquidity and Funding Risk, and a Financial Internal Control Unit that reviews the design and effectiveness of the controls operations on liquidity management and reporting.

p.238

Pillar 3 | 2025	> 4. Risk
As the third line of defense of the Group's internal control model, Internal Audit is in charge of reviewing specific controls and processes in accordance with a work plan that is drawn up annually.
The Group’s fundamental objectives regarding the liquidity and funding risk are determined through the Liquidity Coverage Ratio
(LCR) and through the Loan-to-Stable Customer Deposits (LtSCD) ratio.
The LCR ratio is a regulatory metric that aims to guarantee the resilience of entities in a scenario of liquidity tension within a time horizon of 30 days. Within its Risk Appetite Framework and system of limits and alerts, BBVA has established a required LCR compliance level for the entire Group and for each individual LMU. The internal levels required are aimed at efficiently meeting the regulatory requirement, at a level above 100% as a mitigation measure.
The LtSCD ratio measures the relationship between net lending and stable customer funds. The aim is to preserve a stable funding structure in the medium term for each of the LMU which make up the BBVA Group, taking into account that maintaining an adequate volume of stable customer funds is key to achieving a sound liquidity profile. In geographical areas with dual-currency balances, the indicator is also controlled by currency to manage the mismatches that might occur.
Stable customer funds are considered to be the financing obtained and managed from the LMU among their target customers.
Those funds are characterized by their low sensitivity to market changes and by their less volatile behavior at aggregated level per operation due to the loyalty of the customer to the entity. The stable resources are calculated by applying to each identified customer segment a haircut determined by the analysis of the stability if the balances by which different aspects are evaluated
(concentration, stability, level of loyalty). The main source of stable resources arises from wholesale funding and retail customer funds.
In order to establish the target (maximum) levels of LtSCD in each LMU and provide an optimal funding structure reference in terms of risk appetite, the corporate Structural Risks unit of GRM identifies and assesses the economic and financial variables that condition the funding structures in the different geographical areas.
Additionally, liquidity and funding risk management aims to achieve a proper diversification of the funding structure, avoiding excessive dependence on short-term funding by establishing a maximum level for the short-term funds raised, including both wholesale financing and the least stable proportion of customer funds In relation to long-term financing, the maturity profile does not present significant concentrations, which makes it possible to adapt the schedule of the planned issuance plan to the best financial conditions in the markets. Lastly, concentration risk is monitored at LMU level, with the aim of ensuring a correct diversification of both the counterparty and type of instrument.
One of the fundamental metrics within the general management framework of the liquidity and funding risk is the maintenance of a liquidity buffer consisting of high quality assets free of charges which can be sold or offered as collateral to obtain funding, either under normal market conditions or in stress situations.
The Finance area is responsible for the collateral management and determining the liquidity buffer within the BBVA Group.
According to the principle of auto-sufficiency of the Group's subsidiaries, each LMU is responsible for maintaining a buffer of liquid assets which complies with the regulatory requirements applicable under each jurisdiction. In addition, the liquidity buffer of each
LMU must be aligned with the liquidity and funding risk tolerance as well as the management limits set and approved for each case.
In this context, the short-term resistance of the liquidity risk profile is promoted, to ensure that each LMU has sufficient collateral to deal with the risk of the closing of wholesale markets. Basic capacity is the internal metric for the management and control of short-term liquidity risk, which is defined as the relationship between the explicit assets available and the maturities of wholesale liabilities and volatile resources, at different time periods up to one year, with special relevance at 30 and 90 days, with the objective of preserving the survival period above 3 months with the available buffer, without considering the balance inflows.

p.239

Pillar 3 | 2025	> 4. Risk
As a fundamental element of the liquidity and financing risk monitoring scheme, stress tests are carried out. They enable to anticipate deviations from the liquidity targets and the limits set in the appetite, and to establish tolerance ranges in the different management areas. They also play a major role in the design of the Liquidity Contingency Plan and the definition of specific measures to be adopted to rectify the risk profile if necessary.
For each scenario, it is checked whether BBVA has a sufficient stock of liquid assets to guarantee its capacity to meet the liquidity commitments/outflows in the different periods analyzed. The analysis considers four scenarios: one central and three crisis-
related (systemic crisis; unexpected internal crisis with a considerable rating downgrade and/or affecting the ability to issue in wholesale markets and the perception of business risk by the banking intermediaries and the entity’s clients; and a mixed scenario, as a combination of the two aforementioned scenarios). Each scenario considers the following factors: existing market liquidity, customer behavior and sources of funding, the impact of rating downgrades, market values of liquid assets and collateral, and the interaction between liquidity requirements and the development of BBVA's credit quality.
The stress tests conducted on a regular basis by GRM reveal that BBVA maintains a sufficient buffer of liquid assets to deal with the estimated liquidity outflows in a scenario resulting from the combination of a systemic crisis and an unexpected internal crisis, including in the scenario of a significant downgrade of the Bank’s rating by up to three notches.
Together with the results of the stress tests and the risk metrics, the early warning indicators play an important role within the corporate model and the Liquidity Contingency Plan.
Finance is the area responsible for the elaboration, monitoring, execution and update of the liquidity and funding plan and of the market access strategy to guarantee and improve the stability and diversification of the wholesale funding sources.
In order to implement and establish management in an anticipated manner, limits are set on an annual basis for the main management metrics that form part of the budgeting process for the liquidity and funding plan. This framework of limits contributes to the planning of the joint future performance of:
–The loan book, considering the types of assets and their degree of liquidity, as well as their validity as collateral in collateralized funding.
–Stable customer funds, based on the application of a methodology for establishing which segments and customer balances are considered to be stable or volatile funds based on the principle of sustainability and recurrence of these funds.
–Projection of the credit gap, in order to require a degree of self-funding that is defined in terms of the difference between the loan-book and stable customer funds.
–Incorporating the planning of securities portfolios into the banking book, which include both fixed-interest and equity securities, and are classified as financial assets at fair value through other comprehensive income and at amortised cost, and additionally on trading portfolios.
–The structural gap projection, as a result of assessing the funding needs generated both from the credit gap and by the securities portfolio in the banking book, together with the rest of on-balance-sheet wholesale funding needs, excluding trading portfolios. This gap therefore needs to be funded with customer funds that are not considered stable or on wholesale markets.
As a result of these funding needs, the BBVA Group plans the target wholesale funding structure according to the tolerance set in each LMU target.
Thus, once the structural gap has been identified and after resorting to wholesale markets, the amount and composition of wholesale structural funding is established in subsequent years, in order to maintain a diversified funding mix and guarantee that there is not a high reliance on short-term funding (short-term wholesale funding plus volatile customer funds).

p.240

Pillar 3 | 2025	> 4. Risk
In practice, the execution of the principles of planning and self-funding at the different LMU results in the Group’s main source of funding being customer deposits, which consist mainly of demand deposits, savings deposits and time deposits.
As sources of funding, customer deposits are complemented by access to the interbank market and the domestic and international capital markets in order to address additional liquidity requirements, implementing domestic and international programs for the issuance of commercial paper and medium and long-term debt.
The process of analysis and assessment of the liquidity and funding situation and of the inherent risks is a process carried out on an ongoing basis in the BBVA Group, with the participation of all the Group areas involved in liquidity and funding risk management. This process is carried out at both local and corporate level. It is incorporated into the decision- making process for liquidity and funding management, with integration between the risk appetite strategy and establishment and the planning process, the funding plan and the limits scheme.
4.5.3.Liquidity and funding performance
Article 451a (1), (4) CRR
EU LIQA a), EU LIQB d)
The BBVA Group maintains a dynamic funding structure with a predominantly retail nature, where customer resources represent the main source of funding.
During 2025 liquidity conditions have remained sound in all countries where the Group operates.
The performance of the indicators show that the funding structure remained steady during 2025 and 2024, in the sense that all
LMU held self-funding levels with stable customer resources above the requirements.

TABLE 67. LTSCD BY LMU

	2025	2024
Group (average)	105%	102%
BBVA, S.A.	105%	101%
BBVA Mexico	115%	115%
Garanti BBVA	92%	90%
Other LMU	103%	99%
With respect to LCR, the Group has maintained a liquidity buffer at both a consolidated and individual level in 2025. As a result, the ratio has remained comfortably above 100%, with the consolidated ratio as of December 31, 2025 standing at 143%.
Although this requirement is only established at a Group level, for banks in the Eurozone, the minimum level required comfortably exceeded in all subsidiaries.
It should be noted that the calculation of the Consolidated LCR does not allow the transfer of liquidity between, or with, subsidiaries located outside the Eurozone, so no excess liquidity may be transferred from these entities for the purpose of calculating the consolidated ratio.
If the impact of these highly liquid assets was considered, the LCR would be 169%, or 26 basis points above the Group LCR and 69 basis points above the requirement.

p.241

Pillar 3 | 2025	> 4. Risk

TABLE 68. LCR MAIN LMU

	2025	2024
Group	143%	134%
BBVA, S.A.	162%	156%
BBVA Mexico	161%	146%
Garanti BBVA	159%	141%
One of the key elements in BBVA's Group liquidity and funding management is the targeted maintenance of large high quality liquidity buffers in all business areas where the group operates.
Each entity maintains a liquidity buffer at the individual level for BBVA, S.A. and for each of its subsidiaries, such as BBVA Mexico,
Garanti BBVA and the Latin American subsidiaries.
In this respect, the Group has maintained for the last 12 months an average volume of high quality liquid assets (HQLA) amounting to €134,046 million, of which 98% correspond to maximum quality assets (LCR level 1).
The Net Stable Funding Ratio (NSFR), defined as the result between the amount of stable funding available and the amount of stable funding required, requiring banks to maintain a stable financing profile in relation to the composition of their assets and off-
balance sheet activities. This ratio should be at least 100% at all times. The NSFR ratio of the BBVA Group, stood at 126% as of
December 31, 2025.
The NSFR of BBVA Group and its main LMU as of December 31, 2025 and 2024, was the following:

TABLE 69. NSFR MAIN LMU

	2025	2024
Group	126%	127%
BBVA, S.A.	117%	119%
BBVA Mexico	132%	131%
Garanti BBVA	144%	149%
Below is a matrix of residual maturities by contractual periods based on supervisory prudential reporting as of December 31, 2025:

TABLE 70. INFLOWS - CONTRACTUAL MATURITIES (MILLION EUROS. 12-31-2025)

	Demand	Up to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 3 years	3 to 5 years	Over 5 years	Total
ASSETS
Cash, cash balances at central banks and other demand deposits	14,413	43,789	—	—	—	—	—	—	—	—	58,202
Deposits in credit entities	—	5,953	868	1,056	962	1,430	670	1,186	112	66	12,303
Deposits in other financial institutions	—	4,505	1,626	1,315	846	726	2,941	2,654	2,059	2,060	18,732
Reverse repo, securities borrowing and margin lending	2,061	51,418	9,957	4,566	1,707	2,320	7,223	1,933	669	113	81,967
Loans and advances	—	40,574	40,625	30,638	19,096	22,144	49,496	41,730	58,930	114,633	417,866
Securities' portfolio settlement	—	4,598	3,947	9,016	4,451	8,405	18,718	8,361	29,414	47,407	134,317

p.242

Pillar 3 | 2025	> 4. Risk

TABLE 71. OUTFLOWS - CONTRACTUAL MATURITIES (MILLION EUROS. 12-31-2025)

	Demand	Up to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 3 years	3 to 5 years	Over 5 years	Total
LIABILITIES
Wholesale funding	—	5,139	4,481	7,210	4,872	7,653	13,261	4,252	9,584	32,528	88,980
Deposits from financial institutions	3,151	4,504	1,394	775	622	765	936	321	601	550	13,619
Deposits from other financial institutions and international agencies	8,003	12,649	4,606	1,684	823	1,065	1,798	302	361	550	31,841
Customer deposits	345,742	67,090	25,358	13,345	5,668	6,638	2,056	1,176	1,062	465	468,600
Security pledge funding	1,299	89,726	14,794	5,108	1,407	2,047	3,656	507	288	564	119,396
Derivatives, net	—	58	103	167	465	(87)	145	104	(79)	(807)	69
With regard to the financing structure, the loan portfolio is mostly financed by retail deposits. The “demand” maturity bucket mainly contains the retail customer sight accounts whose behavior historically showed a high level of stability and little concentration. According to a behavior analysis which is done every year in every entity, this type of account is considered to be stable and for liquidity risk purposes receives a better treatment.
The most relevant aspects related to the main geographical areas are the following:
–BBVA, S.A. maintained a strong position with a large high-quality liquidity buffer, maintaining at all times the regulatory liquidity metrics well above the set minimums. During 2025, commercial activity showed dynamism in attracting customer deposits, mainly from wholesale clients, supported equally by retail clients and the new digital bank in Germany.
Regarding lending activity, there was a significant boost from wholesale business units. Growth in both areas has resulted in a narrowing of the credit gap.
–BBVA Mexico showed a solid liquidity situation, with a credit gap that improved over the year, mainly due to strong deposit growth in local currency. In addition, the liquidity situation was reinforced by wholesale debt issuances carried out in both Mexican pesos and U.S. dollars.
–In Turkey, Garanti BBVA maintained an adequate liquidity situation in 2025. The lending gap decreased significantly in foreign currencies due to a strong rise in deposits. On the other hand, there was an increase in the credit gap in Turkish lira due to the strong growth in lending, which exceeded that of deposits. Wholesale issuances in foreign currency supported liquidity.
–In South America, the liquidity situation has also remained adequate throughout the region in 2025. In BBVA Argentina, at a constant exchange rate, the credit gap improved in Argentine pesos due to the impulse in time deposits despite strong loan growth. In the U.S. dollar balance sheet, at a constant exchange rate, the growth of loans exceeded fund gathering, thus widening the credit gap in this currency. In BBVA Colombia, the liquidity situation was comfortable, even though the credit gap widened in 2025, with a sustained growth of loans that slightly exceeded the volume of fund gathering. At
BBVA Peru, the liquidity situation remained solid, with a credit gap that  widened during the year due to the dynamism of lending activity, especially in U.S. dollars.
The main wholesale financing transactions carried out by the BBVA Group during 2025 are listed below:

p.243

Pillar 3 | 2025	> 4. Risk

Issuer	Type of issuance	Date of issuance	Nominal (millions)	Curren cy	Coupon	Early redemption	Maturity date
BBVA, S.A.	AT1	Jan-25	1,000	USD	7.750%	Jan-32	Perpetual
	Tier 2	Feb-25	1,000	EUR	4.000%	Feb-32	Feb-37
	Senior non-preferred	Jul-25	1,000	EUR	3.125%	_	Jul-30
	Senior non-preferred	Aug-25	1,000	EUR	3.750%	_	Aug-35
	AT1	Nov-25	1,000	EUR	5.625%	Nov-32	Perpetual
In relation to liability management, on May 10, 2025, BBVA, S.A. redeemed early and in full an issue of senior preferred bonds made in May 2023 for €1 billion; in January 2025, it redeemed early and in full a €1 billion Tier 2 issue made in January 2020 and maturing in 2030; and in March 2025, it redeemed in full a Contingent Convertible Preferred Securities (AT1) issue for USD 1000 billion issued in 2019. On September 14, 2025, BBVA, S.A. redeemed early and in full an issue of simple non-preferred bonds made in September 2022 for USD 1 billion (see Note 22.4).
After the closing date of the 2025 financial year, on January 7, 2026, BBVA, S.A. issued €2 billion in senior non-preferred debt, structured in two tranches: the first, for €750 million, with a coupon fixed set at three-month Euribor plus 55 basis points, and the second, for €1.25 billion, with a fixed coupon of 3.75%. On January 15, 2026, BBVA, S.A. carried out the early redemption of a green AT1 issue made on July 15, 2020, for a combined nominal amount of €1 billion, a decision that was communicated to the market on December 17, 2025 .
BBVA Mexico issued in February 2025 USD 1 billion of Tier 2 subordinated debt with a coupon of 7.625%. In addition, a senior debt issue was carried out in March 2025 for 15 billion Mexican pesos (approximately €692 million), and another in September 2025 in two tranches: the first for 14,434 million Mexican pesos (approximately €666 million) and the second for USD 158 million.
Throughout 2025, Garanti BBVA issued a total of USD 3,847 million of short-term senior MTN in order to roll over maturities and generate liquidity. In June 2025, it renewed 100% of a sustainable syndicated loan in two tranches for a total amount of USD 440 million. In July 2025, Garanti BBVA completed the issuance of subordinated bonds for a total amount of USD 500 million. In
October 2025, another subordinated bond issue was made for USD 700 million. In November 2025, Garanti BBVA issued Turkey's first biodiversity bond, worth USD 20.22 million. Finally, in December 2025, Garanti BBVA formalized a sustainability focused syndicated loan for a total amount of USD 428 million.
In 2025, through successive placements of debt securities, BBVA Argentina issued a total of 244 billion Argentine pesos and USD
192 million. The euro equivalent of these issues was €306 million.
In April 2025, BBVA Colombia issued a subordinated biodiversity bond, subscribed by the International Finance Corporation (IFC), for an amount of USD 45 million.
In Peru, BBVA issued USD 200 million in the form of a gender social bond aimed at women entrepreneurs, executed in two tranches during the first and the third quarters of 2025, in partnership with IDB Invest, FMO (Dutch Entrepreneurial Development
Bank) and COFIDE (Corporación Financiera de Desarrollo, S.A.).

p.244

Pillar 3 | 2025	> 4. Risk
4.5.4.Liquidity and funding prospects
Article 435 (1) a), 451a (1) CRR
EU LIQA a)
The Group faces 2026 with a comfortable liquidity situation in all the territories it operates in. The funding structure based on stable customer deposits and oriented toward the long term, as well as the proven capacity to access capital markets, allows to comfortably face the moderate volume of maturities expected for the coming quarters.
The following table is a breakdown of wholesale funding maturities of the most significant units of the Group according to their nature:

p.245

Pillar 3 | 2025	> 4. Risk

TABLE 72. MATURITY OF WHOLESALE ISSUANCES BY NATURE AND GEOGRAPHICAL AREA (MILLION EUROS)

Type of issuance	2026	2027	2028	After 2028	Total
Eurozone
Senior debt	1,991	2,250	225	5,459	9,926
Non preferred senior debt	1,172	1,888	1,140	3,851	8,051
Mortgage-covered bonds	1,000	1,693	—	850	3,543
Public-covered bonds	—	—	—	—	—
Preferred shares (1)	1,000	851	1,000	3,452	6,303
Subordinated debt(1)	344	1,327	1,219	4,384	7,273
Structured financing (2)	4,673	1,575	1,285	5,838	13,371
Total	10,180	9,584	4,869	23,834	48,467
BBVA Mexico
Senior debt	1,380	1,687	829	2,549	6,446
Subordinated debt(1)	—	—	851	3,106	3,957
Total	1,380	1,687	1,680	5,655	10,403
Garanti BBVA
Senior debt	2,410	826	47	—	3,283
Mortgage-covered bonds	—	—	—	—	—
Subordinated debt(1)	—	525	—	2,087	2,612
Securitisations	11	11	11	—	33
Syndicated loans	325	361	64	—	750
Other long term financial instruments	238	6	—	1,405	1,649
Total	2,984	1,729	122	3,492	8,327
South America
Senior debt	382	142	184	468	1,176
Subordinated debt(1)	35	—	54	450	539
Total	417	142	238	918	1,715
Total	14,961	13,142	6,909	33,899	68,912
(1) Regulatory capital instruments are classified in this table by terms according to their contractual maturity or nearest amortisation option.
(2) Includes Global Markets MTN programme amounts not eligible as MREL, classified according to their earliest repayment option.
Going into 2026, one of the main objectives of the Group's funding strategy is maintaining the strength of the financing structure based on the growth of stable customer resources; diversifying the different sources of financing and ensuring the availability of sufficient levels of liquid assets; and optimizing the generation of collateral, for compliance with regulatory ratios, and other internal metrics to monitor liquidity and funding risk, including stress scenarios.
4.5.5.LCR disclosure
Article 451a (1), (2) a), b), c) CRR
EU LIQB a), b), c), d), e), f)
A breakdown of the LCR disclosure as of December 31, 2025 is shown below, according to Article 435 of Regulation (EU) No
575/2013. These figures are calculated as simple averages of end-of-month observations from the twelve months preceding each quarter. No transfer of liquidity is assumed between subsidiaries, and therefore no excess liquidity is transferred from the entities abroad to the consolidated figures displayed in the following table:

p.246

Pillar 3 | 2025	> 4. Risk

TABLE 73. EU LIQ1 - LIQUIDITY COVERAGE RATIO DISCLOSURE (ROUNDED MILLION EUROS)

	Total unweighted value (average)					Total weighted value (average)
	December	September	June	March	December	December	September	June	March	December
End of the quarter	12-31-2025	9-30-2025	6-30-2025	3-31-2025	12-31-2024	12-31-2025	9-30-2025	6-30-2025	3-31-2025	12-31-2024
Number of data points used in the calculation of averages	12	12	12	12	12	12	12	12	12	12
High-quality liquid assets										—
Total high-quality liquid assets (HQLA)						112,732	107,751	104,579	105,596	106,927
Cash-outflows										—
Retail deposits and deposits from small business customers, of which:	268,362	263,451	259,513	258,326	256,593	19,323	18,871	18,400	18,148	17,862
Stable deposits	165,914	162,951	162,266	162,917	162,716	8,296	8,148	8,113	8,146	8,136
Less stable deposits	92,561	90,726	87,481	85,315	83,491	11,028	10,723	10,287	10,002	9,726
Unsecured wholesale funding	161,642	156,866	151,303	148,276	144,344	66,787	63,905	60,697	58,944	57,095
Operational deposits (all counterparties) and deposits in networks of cooperative banks	71,118	71,310	71,467	70,660	68,738	16,407	16,453	16,486	16,261	15,782
Non-operational deposits (all counterparties)	87,141	82,788	77,278	74,959	72,926	46,996	44,684	41,653	40,027	38,633
Unsecured debt	3,383	2,768	2,558	2,657	2,680	3,383	2,768	2,558	2,657	2,680
Secured wholesale funding						4,827	4,531	4,756	4,649	4,935
Additional requirements	109,098	105,126	101,521	98,963	95,576	17,198	16,475	16,130	16,242	16,345
Outflows related to derivative exposures and other collateral requirements(1)	3,684	3,642	3,697	4,124	4,582	3,684	3,642	3,697	4,124	4,582
Outflows related to loss of funding on debt products	—	—	—	—	—	—	—	—	—	—
Credit and liquidity facilities	105,415	101,484	97,824	94,839	90,994	13,515	12,832	12,433	12,118	11,763
Other contractual funding obligations	16,536	16,494	16,777	17,923	18,413	3,545	3,310	3,263	3,695	3,625
Other contingent funding obligations	159,271	152,083	146,329	142,652	136,973	5,622	5,403	5,327	5,295	5,167
Total cash outflows						117,302	112,494	108,573	106,972	105,027
Cash - inflows
Secured lending (e.g. reverse repos)	52,710	43,767	40,807	38,719	37,624	2,717	2,483	2,621	2,573	2,470
Inflows from fully performing exposures	47,321	45,632	43,749	42,060	40,865	31,422	30,071	28,773	27,712	26,752
Other cash inflows	2,748	2,757	2,450	2,564	2,599	2,748	2,757	2,450	2,564	2,599
(Difference between total weighted inflows  and total weighted outflows arising from transactions in third countries where there are transfer restrictions or which are denominated in non-convertible currencies)

(Excess inflows from a related specialised credit institutions)
Total cash inflows	102,779	92,156	87,006	83,343	81,088	36,887	35,311	33,844	32,849	31,821
Fully exempt inflows
Inflows subject to 90% cap
Inflows subject to 75% cap	102,779	92,156	87,006	83,343	81,088	36,887	35,311	33,844	32,849	31,821
Total adjusted value
Liquidity buffer						112,732	107,751	104,579	105,596	106,927
Total net cash outflows						80,415	77,183	74,729	74,123	73,206
Liquidity coverage ratio (%)						140%	139%	140%	143%	146%

Liquidity buffer (including excess liquidity of subsidiaries)						134,046	128,691	125,581	127,181	130,613
Total net cash outflows						80,415	77,183	74,729	74,123	73,206
Liquidity coverage ratio (%)						167%	167%	168%	172%	178%
(1) Includes the amount of the collateral that the entity would have to provide in case of a credit downgrade, according to CRR Article 439(d).

p.247

Pillar 3 | 2025	> 4. Risk
Since liquidity transferability between subsidiaries is not assumed, BBVA Group's consolidated ratio is primarily determined by
BBVA, S.A.'s ratio and the volume of outflows from entities abroad. The evolution of the consolidated ratio is closely linked to the performance of BBVA, S.A.'s LCR. Throughout the series shown in the table, the LCR has remained at high levels, reflecting the
Group’s strong and ample liquidity position..
As regards the numerator of the ratio, one of the key elements in the BBVA Group's management of liquidity and funding is the maintenance of large high-quality liquidity buffers in all geographic areas. In the last 12 months, the Group maintained an average volume of high quality liquid assets (HQLA) of €12.7 billion (€134.0 billion considering the excess liquidity of all the banks abroad), of which 98% corresponded to top quality assets (level 1).
As regards the composition of the denominator of the LCR, the main source of funding for all the Group's banks is retail deposits, liabilities of a stable nature which therefore produce fewer potential outflows in the LCR ratio. The Group also has sources of wholesale funding that are adequately diversified in terms of maturity, instrument, market, currency and counterparty, oriented toward the long term, which are considered less stable for the purposes of the LCR, generating greater potential outflows.
Regarding the sustainability of wholesale funding as a source of funding, this depends on the degree of diversification. In particular, in order to ensure adequate diversification by counterparties, specific concentration thresholds are set and must be met at all times by each LMU. As of December 31, 2025, except for the positions against central clearing houses and the secured funding operations with several Central Banks, the Group has no counterparties that maintain balances greater than 1.2% of the Group's total liabilities and the weight of the first 10 counterparties per balance represents 5.6%.
The establishment of an independent control framework for the Euro, USA, Mexico and Turkey LMUs, allows compliance with the
Liquidity and Finance corporate requirements on the four main currencies in which the BBVA Group operates: Euro, Dollar,
Mexican Peso and Turkish Lira.
With the exception of the dollar, significant currencies at the Group level are fully managed by entities resident in the jurisdictions of each of them, with their funding needs covered in the local markets in which they operate.
For those LMUs operating in dollarised economies (Argentina, Peru, Mexico and Turkey) there are specific regulatory requirements that limit the level of risk of each subsidiary. In addition, the LCR in US dollars in all of them exceeds 100%.
Finally, the Group's exposure to derivatives is limited (see section on counterparty risk exposure). In addition, the LCR of the different LMU’s includes liquidity outflows arising from the need to post additional collateral, the most relevant cases being the deterioration of the entity's credit quality, the excess collateral to be returned to the counterparty, and the impact of an adverse market scenario. For the quantification of additional collateral in case of adverse market scenarios, a Historical Look Back
Approach is used in accordance with the EBA RTS (Article 423(3) of the CRR).
4.5.6.Net Stable Funding Ratio
Article 451a (1), (3) a), b), c) CRR
Within its risk appetite framework, BBVA has included the NSFR indicator within the limits scheme for both the Group as a whole and for each individual LMU, aimed at keeping this metric at a comfortable level above 100%.
A table including the main components of NSFR is shown below:

p.248

Pillar 3 | 2025	> 4. Risk

TABLE 74. EU LIQ2 - NET STABLE FUNDING RATIO (NSFR) (ROUNDED MILLION EUROS. 12-31-2025)

	Unweighted value by residual maturity				Weighted value
	No Maturity	< 6 months	6 months to <1 year	>= 1 year
Available stable funding (ASF) Items
Capital items and instruments	59,958	—	—	14,175	74,134
Own funds	59,958	—	—	12,431	72,390
Other capital instruments		—	—	1,744	1,744
Retail deposits		278,321	4,975	1,368	265,318
Stable deposits		177,365	2,300	579	171,261
Less stable deposits		100,956	2,675	789	94,057
Wholesale funding:		313,485	25,493	52,101	155,537
Operational deposits		76,744	—	—	38,372
Other wholesale funding		236,741	25,493	52,101	117,165
Interdependent liabilities		—	—	—	—
Other liabilities:	345	24,278	2	11,705	11,706
NSFR derivative liabilities	345
All other liabilities and capital instruments not included in the above categories		24,278	2	11,705	11,706
Total available stable funding (ASF)					506,694
Required stable funding (RSF) Items
Total high-quality liquid assets (HQLA)					8,183
Assets encumbered for a residual maturity of one year or more in a cover pool		86	88	2,493	2,267
Deposits held at other financial institutions for operational purposes		118	—	—	59
Performing loans and securities:		178,817	48,644	311,412	329,509
Performing securities financing transactions with financial customers collateralised by Level 1 HQLA subject to 0% haircut		38,652	1,520	5,693	8,196
Performing securities financing transactions with financial customer collateralised by other assets and loans and advances to financial institutions		21,110	3,792	12,700	16,660
Performing loans to non- financial corporate clients, loans to retail and small business customers, and loans to sovereigns, and PSEs, of which:		93,161	34,064	189,597	219,916
With a risk weight of less than or equal to 35% under the Basel II Standardised Approach for credit risk		5,971	2,313	27,153	21,987
Performing residential mortgages, of which:		3,165	3,196	87,605	65,010
With a risk weight of less than or equal to 35% under the Basel II Standardised Approach for credit risk		2,340	2,376	64,007	44,091
Other loans and securities that are not in default and do not qualify as HQLA, including exchange-traded equities and trade finance on-balance sheet products		22,728	6,073	15,818	19,727
Interdependent assets		—	—	—	—
Other assets:	—	18,642	2,941	47,276	50,050
Physical traded commodities				709	603
Assets posted as initial margin for derivative contracts and contributions to default funds of CCPs		—	—	4,526	3,847
NSFR derivative assets		—	—	—	—
NSFR derivative liabilities before deduction of variation margin posted		10,260	—	—	513
All other assets not included in the above categories		8,381	2,941	42,041	45,088
Off-balance sheet items		46,632	4,007	156,243	10,895
Total RSF					400,962
Net Stable Funding Ratio (%)					126%

p.249

Pillar 3 | 2025	> 4. Risk

EU LIQ2 (ROUNDED MILLION EUROS. 9-30-2025)

	Unweighted value by residual maturity				Weighted value
	No Maturity	< 6 months	6 months to <1 year	>= 1 year
Available stable funding (ASF) Items
Capital items and instruments	62,674	—	—	13,295	75,969
Own funds	62,674	—	—	11,614	74,288
Other capital instruments		—	—	1,681	1,681
Retail deposits		263,191	4,943	1,557	251,114
Stable deposits		162,606	2,126	702	157,197
Less stable deposits		100,585	2,817	855	93,917
Wholesale funding:		289,671	19,563	49,772	143,128
Operational deposits		71,532	—	—	35,766
Other wholesale funding		218,139	19,563	49,772	107,362
Interdependent liabilities		—	—	—	—
Other liabilities:	—	24,403	1	11,513	11,514
NSFR derivative liabilities	—
All other liabilities and capital instruments not included in the above categories		24,403	1	11,513	11,514
Total available stable funding (ASF)					481,724
Required stable funding (RSF) Items
Total high-quality liquid assets (HQLA)					5,767
Assets encumbered for a residual maturity of one year or more in a cover pool		126	121	3,474	3,162
Deposits held at other financial institutions for operational purposes		187	—	—	93
Performing loans and securities:		164,294	44,570	296,879	311,762
Performing securities financing transactions with financial customers collateralised by Level 1 HQLA subject to 0% haircut		31,088	1,597	4,651	6,765
Performing securities financing transactions with financial customer collateralised by other assets and loans and advances to financial institutions		23,462	3,019	11,552	15,325
Performing loans to non- financial corporate clients, loans to retail and small business customers, and loans to sovereigns, and PSEs, of which:		88,894	31,763	183,437	210,907
With a risk weight of less than or equal to 35% under the Basel II Standardised Approach for credit risk		5,798	2,611	29,695	23,694
Performing residential mortgages, of which:		2,976	3,095	82,589	61,233
With a risk weight of less than or equal to 35% under the Basel II Standardised Approach for credit risk		2,205	2,290	60,917	41,994
Other loans and securities that are not in default and do not qualify as HQLA, including exchange-traded equities and trade finance on-balance sheet products		17,874	5,097	14,651	17,531
Interdependent assets		—	—	—	—
Other assets:	—	18,599	2,121	42,895	46,289
Physical traded commodities				592	503
Assets posted as initial margin for derivative contracts and contributions to default funds of CCPs		—	—	4,284	3,642
NSFR derivative assets		1,220	—	—	1,220
NSFR derivative liabilities before deduction of variation margin posted		10,064	—	—	503
All other assets not included in the above categories		7,315	2,121	38,019	40,422
Off-balance sheet items		42,088	4,814	143,165	10,037
Total RSF					377,110
Net Stable Funding Ratio (%)					128%
The table shows a balanced funding structure that maintains a significant volume of retail deposits as the main source of funding for investment activity. This type of funds is characterised by a more favourable treatment for NSFR purposes, given its low sensitivity to market fluctuations and its low volatility in aggregate balances per transaction, as a result of customer linkage. This results in a level of NSFR that comfortably exceeds the regulatory requirement of 100%, with a stable evolution over time.
15 An asset is considered encumbered if it is subject to any form of agreement with the objective of ensuring, collateralizing or improving the credit quality of a transaction, and it cannot be freely removed. In any case, the consideration of a committed asset is not based on an explicit legal definition, such as the transfer of a title, but on an economic criterion, so any asset that is subject to any restriction to be used or to replace another asset, is considered pledged.

p.250

Pillar 3 | 2025	> 4. Risk
4.5.7.Encumbered assets in funding operations
Article 443 CRR
EU AE4
In relation to the management of encumbered liquid assets15, all LMUs maintain adequate positions not only to cover the minimum survival periods in a stress situation, but also uncollateralised wholesale liabilities, which are ultimately the most affected by the ratio of encumbered assets.
All of the Group's LMUs have implemented procedures and controls to ensure that the risk associated with the management of guarantees and asset assessment are properly identified, controlled and managed in compliance with the Corporate Liquidity and
Financing Risk Policy, highlighting: i) monitoring and control scheme for encumbered assets risk indicators, ii) periodic evaluation of stress scenarios as a result of the risk levels achieved, and iii) a contingency plan with action measures based on the degree of criticality and immediacy of the situation.
The impact on the business model of the level of the asset pledging, as well as the importance in the Group's funding model is low because the funding is based on stable customer deposits, the dependence on short term funding is reduced, and a robust funding structure is maintained, with a moderate level of encumbered assets.
The ratio of encumbered assets to total assets for the main LMUs as of December 31, 2025 and December 31, 2024 is:

TABLE 75. ENCUMBERED ASSETS OVER TOTAL ASSETS RATIO

	2025	2024
BBVA Group	13%	14%
BBVA, S.A.	16%	15%
BBVA Mexico	11%	16%
Garanti BBVA	4%	5%
The Group mainly has the following sources of encumbrance:
Assets sold under repurchase agreement
Collateralized financing transactions through repurchase agreements are among the short-term sources of funding. These transactions play an important role in the Group's encumbered assets, with debt securities being the main asset used.
Assets pledged with Central Banks
The role of central banks as ultimate liquidity providers is one of the key contingent funding resources in the event of stress in the financial markets. In this regard, and in accordance with the principles established for collateral management, the Group's strategy is to maintain extensive credit facilities with the respective central banks by pledging assets as collateral in those geographical areas where these instruments exist as part of monetary policy.
Additionally, a relevant element has been, in the case of the ECB, the non-standard monetary policy measures related to the
“Targeted Longer-Term Refinancing Operations” (TLTRO) to provide long-term financing with the aim of easing credit conditions for the private sector and stimulating financing for the real economy. As of December 31, 2025, BBVA, S.A. has no balance drawn down in any TLTRO operation.

p.251

Pillar 3 | 2025	> 4. Risk
Management of collateral agreements
The use of collateral is one of the most effective techniques to mitigate credit risk exposure arising from derivatives, repo transactions or securities lending. The assets currently used as collateral are: cash and debt securities.
Securitisation
The issuance of securitisation represents one of the main potential sources of risk of assets pledged on the balance sheet.
Depending on the type of assets backing the securitisation, the following classes are issued: residential mortgage-backed securities (RMBS), consumer loans and loans to SMEs. The impact of this pledging source is very low for the Group.
Covered bonds
The issuance of covered bonds is one of the main sources of secured funding with a high degree of protection for bondholders. The issuances are backed by on-balance sheet assets that can be pooled and have a joint guarantee by the entity that will back the issuance in the event that the underlying assets are unable to meet payments. The products through which this type of funding is implemented are mortgage covered bonds, public covered bonds and internationalisation covered bonds.
Mortgage covered bonds are issued with first-rank mortgage loan collateral constituted in favour of the bank. These represent the majority of the Group's covered bond issuances. Public covered bonds are backed by loans and credits granted by the issuer to the
State, to central and regional governments, local authorities and autonomous bodies dependent on them, as well as other analogous entities of the European Economic Area. Finally, internationalization bonds are issued to guarantee credits and loans linked to the funding of contracts for the export of goods and services or for the internationalization of companies.
Regarding the specific overcollateralization applied to these issuances:
Royal Decree-Law 24/2021 transposing Directive (EU) 2019/2162 on covered bonds with effect from July 8, 2022 establishes that mortgage, public and internationalization covered bonds must have the minimum level of legal over-collateralization foreseen in the first paragraph of Article 129.3a of Regulation (EU) No. 575/2013 of June 26, 2013 (CRR), which is established at 5% over the nominal value.
This regulation establishes that the cover pool must include at all times an additional liquidity buffer consisting of high quality liquid assets available to cover the maximum accumulated net liquidity outflow in the 180 days following the covered bond program. As of December 31, 2025, this liquidity buffer is formed by level 1 debt securities.
Within the Group there are units responsible for the execution, monitoring and control of this type of issuances, as well as the calculation of the additional capacity issuances, with the aim of ensuring that the entity is not over-issued and that it complies with the established limits of the Asset Encumbrance Ratio.
The following table shows assets pledge as collateral (loans) underlying the issuance of covered bonds, as well as the total issued and excess capacity to issue as of December 31, 2025:

TABLE 76. COVERED BONDS (MILLION EUROS. 12-31-2025)

Retained
Retained used	13,890
Retained not used	2,150
Placed on market	3,543
Total covered bonds issued	19,583
Eligible collateral to consider	71,252
Maximum to issue	67,859
Capacity to issue	48,276

p.252

Pillar 3 | 2025	> 4. Risk
The carrying amount, both encumbered and unencumbered, of the pool of assets underlying the retained securitisation and covered bonds, as well as the carrying amount of the related issued liabilities as of December 31, 2025, is shown in the following table:

TABLE 77. COVERED BONDS AND SECURITISATIONS ISSUED AND RETAINED (MILLION EUROS. 12-31-2025)

	Carrying amount of underlying assets		Carrying amount of liabilities issued retained
	Unencumbered	Encumbered	Unencumbered	Encumbered
Covered bonds and securitisation issued and retained	32,982	7,025	32,498	6,707
Covered bonds issued and retained	10,178	6,668	9,693	6,350
Securitisation issued and retained	22,804	357	22,804	357
The assets on the balance sheet and the collaterals received that, as of December 31, 2025, are encumbered (provided as collateral or guarantee with respect to certain liabilities), as well as the collateral that is unencumbered, are shown below. It should be noted that the value used for the purpose of this disclosure is the carrying amount and fair value, for both the assets on the balance sheet and the encumbered and unencumbered guarantees received. The balances are calculated as annual medians using as a sample the four quarters of the last year. Information as of December 31, 2024 is also shown:

TABLE 78. EU AE1 - ENCUMBERED AND UNENCUMBERED ASSETS (MILLION EUROS. 12-31-2025)

	Carrying value of encumbered assets		Fair value of encumbered assets		Carrying value of unencumbered assets		Fair value of unencumbered assets
		of which notionally eligible EHQLA and HQLA		of which notionally eligible EHQLA and HQLA		of which EHQLA and HQLA		of which EHQLA and HQLA
Institution's assets	66,145	40,292			698,616	109,226
Equity instruments	1,494	1,147	1,494	1,147	9,343	3,842	9,343	3,842
Debt securities	41,604	39,132	42,342	39,733	84,592	56,874	84,920	55,375
Of which: covered bonds	390	390	391	391	3,017	3,001	3,032	3,015
Of which: securitisations	5	—	5	—	58	—	59	—
Of which: issued by general governments	36,190	36,190	36,670	36,670	74,872	53,193	75,397	51,526
Of which: issued by financial corporations	2,525	869	2,629	877	6,897	3,456	6,806	3,479
Of which: issued by non- financial corporations	2,939	2,076	2,958	2,090	1,693	409	1,676	412
Other assets	22,240	—			604,898	48,907

p.253

Pillar 3 | 2025	> 4. Risk

EU AE1 (MILLION EUROS. 12-31-2024)

	Carrying value of encumbered assets		Fair value of encumbered assets		Carrying value of unencumbered assets		Fair value of unencumbered assets
		of which notionally eligible EHQLA and HQLA		of which notionally eligible EHQLA and HQLA		of which EHQLA and HQLA		of which EHQLA and HQLA
Institution's assets	72,642	44,853			671,687	99,686
Equity instruments	766	544	766	544	9,242	5,063	9,242	5,063
Debt securities	46,835	44,309	47,942	45,206	76,799	46,644	75,935	45,321
Of which: covered bonds	143	140	143	143	1,974	1,951	1,962	1,939
Of which: securitisations	—	—	—	—	64	—	64	—
Of which: issued by general governments	40,581	40,581	41,541	41,484	67,694	44,006	66,880	42,676
Of which: issued by financial corporations	2,544	700	2,613	692	5,984	2,281	5,911	2,271
Of which: issued by non- financial corporations	3,738	2,801	3,708	2,786	1,626	316	1,676	311
Other assets	23,577	—			584,266	47,336
The encumbered assets included in the "Other Assets" row of the EU AE1 table correspond to demand loans and loan advances mainly backing own covered bonds and securitisations, collateral deliveries for derivatives transactions and the issuance of mortgage bonds and securitisation bonds.
12% of unencumbered assets are considered unavailable for encumbrance in the business as usual of the BBVA Group's business, corresponding mainly to property, plant and equipment, deferred tax assets and derivatives.
The fair value of collateral received , as well as the own securities issued as of December 31, 2025 and December 31, 2024 is below:

TABLE 79. EU AE2 - COLLATERAL RECEIVED (MILLION EUROS. 12-31-2025)

	Fair value of encumbered collateral received or own debt securities issued		Fair value of collateral received or own debt securities issued available for encumbrance
		of which notionally eligible EHQLA and HQLA		of which EHQLA and HQLA
Collateral received	40,585	34,354	18,039	9,909
Loans on demand	—	—	—	—
Equity instruments	229	130	783	304
Debt securities	40,335	34,228	17,288	9,649
Of which: covered bonds	8,955	8,840	406	354
Of which: securitisations	708	—	343	—
Of which: issued by general governments	25,337	23,636	13,097	9,234
Of which: issued by financial corporations	12,263	9,092	3,537	572
Of which: issued by non- financial corporations	2,735	1,495	723	73
Loans and advances other than loans on demand	—	—	—	—
Other collateral received	—	—	—	—
Own debt securities issued other than own mortgage-covered bonds or ABSs	—	—	62	—
Own mortgage-covered bonds and ABSs issued and not yet pledged			33,150	—
Total assets, collateral received and own debt securities issued	106,760	75,322

p.254

Pillar 3 | 2025	> 4. Risk

EU AE2 (MILLION EUROS. 12-31-2024)

	Fair value of encumbered collateral received or own debt securities issued		Fair value of collateral received or own debt securities issued available for encumbrance
		of which notionally eligible EHQLA and HQLA		of which EHQLA and HQLA
Collateral received	56,301	47,972	15,054	8,588
Loans on demand	—	—	—	—
Equity instruments	708	446	317	88
Debt securities	55,593	47,526	14,846	8,501
Of which: covered bonds	9,850	9,811	704	551
Of which: securitisations	646	—	238	—
Of which: issued by general governments	37,239	33,367	10,829	7,271
Of which: issued by financial corporations	14,419	10,400	2,976	1,194
Of which: issued by non- financial corporations	3,727	1,798	551	45
Loans and advances other than loans on demand	—	—	—	—
Other collateral received	—	—	—	—
Own debt securities issued other than own mortgage- covered bonds or ABSs	—	—	72	—
Own mortgage-covered bonds and ABSs issued and not yet pledged			38,512	—
Total assets, collateral received and own debt securities issued	128,210	93,154
The off-balance sheet collateral received mostly reflects reverse repurchase agreements of debt securities, mostly sovereign.
The sources of encumbrance with the associated collateral as of December 31, 2025 and December 31, 2024 are below:

TABLE 80. EU AE3 - SOURCES OF ENCUMBRANCE (MILLION EUROS)

	Matching liabilities, contingent liabilities or securities lent	Assets, collateral received and own securities issued other than mortgage-covered bonds, public-covered bonds and ABSs encumbered
Carrying amount of selected financial liabilities 2025	105,491	104,764
Carrying amount of selected financial liabilities 2024	126,150	125,103
There are assets without associated liabilities that correspond mainly to security lending operations, and in a lesser extent to guarantees granted as collateral to be able to operate in certain markets.

p.255

Pillar 3 | 2025	> 4. Risk
4.6.Operational Risk
BBVA defines operational risk (“OR”) as any risk that could result in losses caused by human error; inadequate or flawed internal processes; undue conduct with respect to customers, markets or the institution; weaknesses in the anti-money laundering and financing of terrorist programs; failures, interruptions or flaws in systems or communications; theft, loss or wrong use of information, as well as deterioration of its quality, internal or external fraud, including in any case those derived from cyberattacks;
theft or harm to assets or persons; legal risks; risks derived from staff management and labor health; and defective service provided by suppliers; as well as damages from extreme climate events, pandemics and other natural disasters.
4.6.1.Operational risk management
Operational risk management aims to guarantee the quality, security, and availability of the service provided; ensure that the
Group's activities are carried out in an honest and transparent manner and in compliance with applicable regulations; and
minimize legal or regulatory penalties and the economic and reputational losses arising from such penalties, as well as their impact on the recurring generation of results. To this end, it identifies the root causes of operational risk in order to prevent its occurrence and mitigate its possible consequences by establishing control and monitoring frameworks and developing mitigation plans.
Operational risk management is integrated into the global risk management structure of the BBVA Group.
4.6.1.1.Operational risk management principles
Articles 435 (1) a), 446 (1) CRR
EU ORA a)
The BBVA Group is committed to preferably applying advanced operational risk management models, regardless of the capital calculation regulatory model applicable at the time. Operational risk management at the BBVA Group shall:
–Be aligned with the Risk Appetite Framework ratified by the BBVA Board of Directors, aiming to safeguard the solvency of the entity.
–Address BBVA's management needs in terms of compliance with legislation, regulations and industry standards, as well as the decisions or positioning of BBVA's corporate bodies.
–Anticipate the potential operational risk to which the Group may be exposed as a result of the creation or modification of products, activities, processes or systems, as well as decisions regarding the outsourcing or hiring of services, and establish mechanisms to assess and mitigate risk to a reasonable extent prior to implementation, as well as review the same on a regular basis.
–Regularly assess the significant operational risk to which the Group is exposed, in order to adopt appropriate mitigation measures in each case, once the identified risk and the cost of mitigation (cost/benefit analysis) have been considered.
–Promote the implementation of mechanisms that support careful monitoring of all sources of operational risk and the effectiveness of mitigation and control environments, fostering proactive risk management.

p.256

Pillar 3 | 2025	> 4. Risk
–Identify the relevant operational events already suffered, looking for their root causes and establishing measures to prevent the same, provided that the cost/benefit analysis so recommends.
–Evaluate key public events that have generated operational risk losses at other companies and support, where appropriate, the implementation of measures as required to prevent them from occurring at the Group.
–Stablish mechanisms to measure and monitor economic capital requirements, including stress scenarios to complement operational events already suffered.
–Have an effective system of governance in place, where the functions and responsibilities of the corporate areas and bodies involved in operational risk management are clearly defined.
–Operational risk management must be performed in coordination with management of other risk, taking into consideration credit or market events that may have an operational origin.
4.6.1.2.Operational risk management model
Article 435 (1) a), c), d), 446 (1) a) CRR
EU ORA a), c), d), e)
The operational risk management cycle at BBVA is equivalent to the one implemented for the rest of risks. Its elements are:
Operational risk management parameters
Operational risk forms part of the risk appetite framework of the Group and includes at least three types of metrics and limits:
–Economic capital: calculated with the operational losses database of the Group, considering the corresponding intra-
geographical diversification effects and the additional estimation of potential and emerging risks through the inclusion of stress scenarios. The economic capital is regularly calculated for the main banks of the Group, using simulation capabilities to forecast the impact of changes on the risk profile or potential new events. This figure represents the amount of own funds that, according to internal methodologies, the Group believes it needs to cover unexpected losses over a one-year time horizon.
–ORI metrics (Operational Risk Indicator) is calculated as the ratio between direct operational losses incurred and gross margin generated. Throughout 2025, the SIRO 2.0 tool has been implemented, which maintains the main components of the operational risk loss database to be used in internal and regulatory reports and in the calculation of economic capital, broken down by geography, entity, and/or business area.

p.257

Pillar 3 | 2025	> 4. Risk
–Indicators on sources of risk: The operational risk appetite is complemented by a series of indicators designed to objectively measure the Group's exposure to different sources of operational risk, its evolution, and the effectiveness of its control model, thus enabling proactive risk management before it materializes. The indicators are reviewed and adjusted periodically in order to capture the main risks prevailing at any given time.
Operational risk admission
The main purposes of the operational risk admission phase are the following:
–To anticipate potential operational risk to which the Group may be exposed due to the release of new, or modification of businesses, products, activities, processes or systems or in relations with third parties (e.g. in the outsourcing of bank processes to third parties).
–To ensure that implementation and the roll out of initiatives is only performed once appropriate mitigation measures have been taken in each case, including external assurance of risks where deemed appropriate.
The framework for the admission of Operational and Reputational Risk takes shape in different Operational Risk Admission and
Product Governance Committees, both at a corporate and Business Area level, that follow a delegation structure based on the risk level of proposed initiatives.
The admission process covers any initiative (new business, product, outsourcing, contracting third-party services, process transformation, new systems, etc.), is proportionate to the level of risk involved in the initiatives, and includes monitoring them after their admission.
Operational risk monitoring
The Group promotes continuous monitoring by the Areas of the proper functioning and effectiveness of their control environment, taking into account, among other elements, the evolution of the management indicators defined for the Area, the events and losses experienced (by the Group or by the Industry), scenarios, and the results of the activities of the second line of defense, internal audit, supervisors, or external auditors.
The objective in this phase is to ensure that the Group's operational risk profile remains within authorized limits.
The main components of this phase of the operational risk management life cycle are described below:
Risk and Control Self-Assessment (RCSA)

p.258

Pillar 3 | 2025	> 4. Risk
Proper operational risk management requires the establishment of methodologies and procedures to identify, assess, prioritize, and monitor this type of risk in order to implement the appropriate mitigation and control measures in each case.
The purpose of the Group's operational risk self-assessment is to generate and maintain an up-to-date map of the relevant operational risks in each area and to assess the adequacy of the environment for monitoring and mitigating these risks, in order to identify risks that exceed the established tolerance level and promote their mitigation.
Monitoring of management parameters
The monitoring of management parameters allows the Group to identify sources of risk that behave abnormally, exceeding the established appetite levels, as well as relevant sources of risk not previously identified or underestimated; in these situations, the
Group activates mechanisms to identify the root causes of these situations and to reinforce the mitigation environment, thus contributing to the Group's RCSA process.
The RCSA, together with the operational risk admission process and the management derived from the monitoring of forward-
looking parameters, make up the main structure of the Group's operational risk proactive management processes.
Operational loss collection
In addition, and in line with the best practices and recommendations provided by the Bank for International Settlements
(hereinafter, BIS), BBVA has procedures to collect the operational losses occurred both in the different entities of the Group and in other financial groups, with the appropriate level of detail to carry out an effective analysis that provides useful information for management purposes, preparation of regulatory or internal reports, calculation of economic capital and to contrast the consistency of the Group's operational risks map.
The monitoring activities result in a risk assessment of the Group and its main geographical areas, which allows the Group to focus its management and mitigation efforts.
Operational risk mitigation
The Group promotes proactive and continuous risk mitigation through the establishment and improvement of the mitigation and control environment, taking into account proportionality criteria.
For risks that exceed the defined tolerance threshold, it will be necessary to either establish additional mitigation measures or accept the control weakness in accordance with the procedure defined for this purpose.
The Group considers the option of transferring risks to third parties as a tool for managing operational risks when internal mitigation levels do not reach the desired target risk levels. The use of risk transfer mechanisms should not lead to a relaxation of internal mitigation measures, which must be maintained on a complementary basis.
Reporting
Proper decision-making requires systematic, timely, and high-quality reporting on the Group's risk situation and on the Model itself to the areas responsible for its management and supervision. To this end, each of the roles involved in risk management has specific reporting obligations in accordance with the Group's risk governance model.
4.6.1.3.Operational risk governance
Article 435 (1) b), 446 (1) (a) CRR
EU ORA b)
BBVA Group's operational risk governance model is based on two components:

p.259

Pillar 3 | 2025	> 4. Risk
–Three-line defense control model, in line with industry best practices, and which guarantees compliance with the most advanced operational risk internal control standards.
–Scheme of Corporate Assurance Committees and Internal Control and Operational Risk Committees in the different business and support areas.
Three lines of defense control model
1.- First line of defense: composed of the Business and Support Areas in charge of managing operational risks in their products, activities, processes and systems, including those present in activities that depend on third parties.
The Areas integrate operational risk management into their day-to-day activities, identifying and evaluating operational risks, carrying out controls and implementing mitigation plans for those risks with a residual level higher than acceptable.
2.- Second line of defense: composed of:
i.the Non-Financial Risk Units, holding an locals.
ii.the Specialized Control Units, in the areas of compliance, risk, finance, processes, technological security, physical security, information and data security, legal, people, and third parties.
Risk Control Specialists work across their geographical areas, performing their duties in those areas where operational risks in their field of expertise may arise.
The Non-Financial Risk Units and the Specialist Units report to the Regulation and Internal Control area in order to ensure a coordinated action of the second line of defense and to preserve their independence with respect to the first line of defense.
3.- Third line of defense: performed by BBVA Internal Audit, which:
–Performs an independent review of the control model, verifying compliance with and effectiveness of established general policies.
–Provides independent information on the control environment to the Corporate Assurance Committees.
Corporate Assurance Committee Scheme
Corporate Assurance establishes a structure of committees, both at local and corporate level, to provide senior management with a comprehensive and homogeneous vision of the main non-financial risks and significant situations of the control environment.

p.260

Pillar 3 | 2025	> 4. Risk
(1) CA: Corporate Assurance
Each geographical area has a Corporate Assurance Committee chaired by the Country Manager and whose main functions are:
–Facilitate agile and anticipatory decision-making for the mitigation or assumption of the main risks.
–Monitoring the changes in the non-financial risks and their alignment with the defined strategies and policies and the risk appetite.
–Analyzing and assessing controls and measures established to mitigate the impact of the risks identified, should they materialize.
–Making decisions about the proposals for risk taking that are conveyed by the working groups or that arise in the
Committee itself.
–Promoting transparency by promoting the proactive participation of the three lines of defense in discharging their responsibilities and the rest of the organization in this area.
At the holding level there is a Global Corporate Assurance Committee, chaired by the Group's Chief Executive Officer. Its main functions are similar to those already described but applicable to the most important issues that are escalated from the geographies and the holding company areas.
The business and support areas have an Internal Control and Operational Risk Committee, whose purpose is to ensure the due implementation of the operational risk management model within its scope of action and drive active management of such risk, taking mitigation decisions when control weaknesses are identified and monitoring the same.
Additionally, the Non-Financial Risk unit periodically reports the status of the management of non-financial risks in the Group to the Board's Risk and Compliance Committee.

p.261

Pillar 3 | 2025	> 4. Risk
4.6.2.Methods used for calculating capital
Article 446 (1) b), c), d) CRR
Under CRR3, aligned with the finalized Basel III framework, the regulatory treatment of operational risk under Pillar 1 has been consolidated into a single, fully standardized approach. This replaces the previous range of methodologies (including the
Advanced Measurement Approach) thereby enhancing cross-bank comparability and simplicity.
The resulting framework is the Standardised Measurement Approach (SMA), in which the capital requirement is primarily determined by a Business Indicator (BI). The BI is a financial-statement-based measure intended to proxy the scale and income profile of the institution. This is then translated into a Business Indicator Component (BIC) through prescribed coefficients. In accordance with the regulation, the own funds requirements under the SMA are equivalent to the BIC.
Components of the Business Indicator
The BI is calculated as the sum of three distinct components, as defined under CRR3 and its accompanying technical standards:
•Interest, Leases and Dividends Component (ILDC): Encompasses interest income and expenses, including those attributable to leasing activities (subject to a cap of 2.25% of interest-bearing assets), plus dividend income.
•Services Component (SC): Captures fee and commission income and expenses, as well as other operating income and expenses.
•Financial Component (FC): Reflects net gains and losses linked to financial operations, covering relevant elements from both the trading and banking books in line with the applicable accounting or regulatory scope.
The BI is determined based on a three-year average of its underlying components. This average serves as the basis for calculating the BIC.
Calculation of the BIC
The BIC is calculated by applying progressive marginal coefficients to the BI. Consequently, the effective capital charge increases in proportion to the scale of the BI, as detailed below:
•Bucket 1: For a BI up to €1 billion, a coefficient of 12% is applied.
•Bucket 2: For the portion of the BI between €1 billion and €30 billion, a coefficient of 15% is applied.
•Bucket 3: For the portion of the BI exceeding €30 billion, a coefficient of 18% is applied.
Annex X shows the values for each component and subcomponent over the last three financial years, adjustments for mergers, acquisitions or divestments, and the three-year average used to calculate the BIC.
The following table presents the amount of the BI, incorporating the impact of M&A and exclusions due to divested activities.

TABLE 81. BUSINESS INDICATOR (EU OR2) (MILLION EUROS. 12-31-2025)

Business Indicator (BI)	21,558
BI gross of excluded divested activities	21,558
Reduction in BI due to excluded divested activities	—
Impact in BI of mergers/acquisitions	—
During the year, there have been no merges or acquisitions that affect the calculation of the Business Indicator, with no reduction due to excluded activities.

p.262

Pillar 3 | 2025	> 4. Risk
Transitional Arrangements
By way of a transitional arrangement, CRR3 allows EU parent institutions (which are previously authorized to apply the Alternative
Standardised Approach (ASA) for retail and commercial banking business lines) to continue doing so latest until December 31,
2027. This is subject to having informed the consolidating supervisor and remains restricted to the scope of the existing permission as per the CRR version applicable on July 8, 2024.
In accordance with these transitional provisions, the BBVA continues to apply the ASA for the operational risk own funds requirements attributable to the retail and commercial business lines of its subsidiaries in Mexico and Peru.
Under this approach, the own funds requirements is determined by applying a fixed coefficient of 12% for the retail banking business line and 15% for the commercial banking business line to a proxy of the relevant indicator. This proxy is calculated as
3.5% of the three-year average of the total amount of loans and advances, as prescribed in the version of the CRR applicable prior to the implementation of the CRR3 framework.
The own funds requirements for the retail and commercial business lines in Mexico and Peru are determined independently under the ASA framework; consequently, their respective BI components are deducted from the BBVA's consolidated BI used for the
SMA capital charge.
Total Own Funds Requirements
The BBVA's total own funds requirements for operational risk are therefore calculated as the aggregate of the requirements derived from the Standardised Measurement Approach and those under the Alternative Standardised Approach for the entities within the scope of the transitional arrangement.
The following table EU OR3 shows the total amount of capital requirements for operational risk and the corresponding risk-
weighted exposures. It also shows the BIC resulting from the BI, as well as, where applicable, the additional requirements associated with the ASA applicable to certain subsidiaries until the end of 2027.

TABLE 82. EU OR3 - OPERATIONAL RISK OWN FUNDS REQUIREMENTS AND RISK EXPOSURE AMOUNTS (MILLION EUROS. 12-31-2025)

Business Indicator Component (BIC)	3,204
Alternative Standardised Approach (ASA) Own Funds Requirements (OROF) under Article 314(4)	519
Not applicable
Minimum Required Operational Risk Own Funds Requirements (OROF)	3,723
Operational Risk Exposure Amounts (REA)	46,538
This information provides an understanding of the magnitude of the regulatory capital required, its evolution and its contribution to the total solvency ratio.
In 2025, capital requirements for operational risk in the BBVA Group have mainly increased by the change in methodology envisaged in CRR3.
4.6.3.Group’s operational risk profile
Article 446 (2) CRR
BBVA’s profile of operational risk losses by risk type (Group and countries) in 2025 is as follows:

p.263

Pillar 3 | 2025	> 4. Risk
Table EU OR1 below provides quantitative information on operational losses incurred over the last 10 years. For each financial year, it shows the total number of events and the amount of net losses after recoveries, distinguishing between the thresholds of
€20,000 and €100,000 established by the regulator.

p.264

Pillar 3 | 2025	> 4. Risk

TABLE 83. EU OR1 - OPERATIONAL RISK LOSSES (MILLION EUROS. 12-31-2025)

	Current year	Year-1	Year-2	Year-3	Year-4	Year-5	Year-6	Year-7	Year-8	Year-9	Ten-year average
Using €20,000 threshold
Total amount of operational risk losses net of recoveries (no exclusions)	297	301	294	235	170	451	237	266	527	846	362
Total number of operational risk losses	2	2	2	2	2	3	3	3	3	2	2
Total amount of excluded operational risk losses	—	—	—	—	—	—	—	—	—	—	—
Total number of excluded operational risk events	—	—	—	—	—	—	—	—	—	—	—
Total amount of operational risk losses net of recoveries and net of excluded losses	297	301	294	235	170	451	237	266	527	846	362
Using €100,000 threshold
Total amount of operational risk losses net of recoveries (no exclusions)	264	275	267	210	145	424	196	218	460	793	325
Total number of operational risk losses	1	1	1	1	1	1	1	1	1	—	1
Total amount of excluded operational risk losses	—	—	—	—	—	—	—	—	—	—	—
Total number of excluded operational risk events	—	—	—	—	—	—	—	—	—	—	—
Total amount of operational risk losses net of recoveries and net of excluded losses	264	275	267	210	145	424	196	218	460	793	325
Details of operational risk capital calculation
Not aplicable
Not aplicable
Not aplicable
As of December 31, 2025, no event has been excluded in accordance with Article 320 of the CRR (those considered exceptional and currently irrelevant to the entity's risk profile).

p.265

Pillar 3 | 2025	> 4. Risk
4.7.Risks on crypto-assets
4.7.1. Regulatory framework for Crypto assets
As indicated in section 2.2.2, CRR3 was published in the OJEU in June 2024. Although its date of application was scheduled for
January 1, 2025, certain articles came into force on July 9, 2024. Among them, article 451 ter, which requires the disclosure of information on crypto-asset exposures and related activities. Within the framework of this requirement, BBVA includes the present section as part of the Pillar 3 report.
The Group uses the definition of a crypto-asset as set out in Regulation (EU) 2023/1114 on markets in crypto-asset (hereinafter,
MiCA). According to this Regulation, a crypto-asset is a digital representation of a value or of a right that is able to be transferred and stored electronically using distributed ledger technology or similar technology.
BBVA adheres to various regulatory frameworks for its crypto-assets offering, including MiCA in the European Union, which sets standards for the issuance and the provision of crypto-assets services as well as a framework for crypto-asset service providers.
Also for the European Union, under the aforementioned CRR3, a transitional prudential framework for credit institutions' exposure to crypto-assets is in place, effective from July 9, 2024, until Basel standards are formally transposed in Europe. The final drafts of the RTS for this transitional prudential treatment were sent to the European Commission on August 5, 2025,  while the final ITS on reporting and disclosure had been adopted earlier, at the end of 2024. BBVA applies the Swiss regulatory standards under FINMA supervision for its custody and trading services in Switzerland, while in Turkey, compliance is aligned with Capital Market Law No.
7518, which mandates licensing for crypto-asset service providers. This Law defines crypto-assets and establishes that Virtual
Assets Service Providers (VASPs) must request a license from the Capital Markets Board (CMB).
4.7.2.Management of crypto-assets
As of December 31, 2025, BBVA Switzerland offers services that enable custody and administration, execution of orders and transfers of crypto-assets on behalf of its customers. This subsidiary doesn’t hold any position as fees are managed and paid by its order execution provider.
In Turkey, Garanti BBVA Kripto Varlık Alım Satım Platformu A.Ş (Garanti BBVA Kripto) operates a trading platform and provides custody and administration and transfers of crypto-assets on behalf of its customers. To enable these services, these subsidiaries need to handle a proprietary crypto-asset position for the following activities:
–Settlement of net traded volumes between the subsidiary liquidity providers and custody accounts to mitigate counterparty risk and maintain segregation of our customer crypto-assets.
–Pay network fees for the aforementioned settlements and customers’ outgoing transfers, as well as to advance customer withdrawals for unsettled funds.
Similarly, in Spain, BBVA Spain provides crypto-asset order execution services, transfer services for crypto-assets on behalf of clients, as well as crypto-asset custody and administration services on behalf of its clients. These activities also require BBVA to have its own position of crypto-assets in order to pay network fees for settlement transactions between liquidity providers and
BBVA's crypto-asset custody infrastructure, and for transfer services for crypto-assets on behalf of clients.

p.266

Pillar 3 | 2025	> 4. Risk
The following table represents the amount of exposure to crypto-assets derived from these services and activities:

TABLE 84. EU CAE1 - EXPOSURES TO CRYPTO-ASSETS (MILLION EUROS. 12-31-2025)

	Exposure value	Risk weighted exposures amounts (RWEA)	Own funds requirements
Tokenised traditional assets	1	11	1
Asset referencered tokens	—	—	—
Exposures to other crypto assets	—	—	—
Total	1	11	1
Memorandum item
Exposures to other crypto assets expressed as a percentage of the institution's T1 capital	—
In addition, BBVA offers traditional banking services to crypto asset companies and invests in companies and funds specific to the sector.
In line with International Financial Reporting Standards (IFRS), BBVA classifies crypto-asset activities based on their nature.
Proprietary positions for blockchain network fee payments and client advances are categorized as inventories, valued at the lower of cost or net realizable value. Custody activities for clients are recorded off-balance sheet, consistent with other securities custody operations, with the risk borne by clients.
The governance of crypto-asset services, like any other business of the bank, is subject to BBVA Group's corporate governance model. This model is structured through a set of policies and procedures that encompass general policies on customer conduct, non-financial risk management, and third-party service management, among others.
Additionally, this framework is complemented by specific committees that supervise and monitor each of the Group's businesses, including trading and custody of crypto assets, and ensure compliance with operational risk management frameworks and internal controls, as described in the section on operational risk management model. Crypto-asset activities remain subject to the defined risk appetite parameters and are included within BBVA's risk measurement and monitoring mechanisms.
The incorporation of crypto-asset services into BBVA's offerings complements and enhances its traditional business activities. By diversifying its client base, particularly among individuals and businesses with a focus on digital innovation, the bank strengthens customer retention while attracting new segments. This diversification is accompanied by additional fee-based revenue from activities such as custody or trading. The integration of these services, however, adds operational complexity, requiring the development of specialized infrastructure and robust risk management frameworks to ensure alignment with existing operations.
Additionally, BBVA’s position as a forward-looking and innovative financial institution is reinforced by its crypto-asset capabilities, enhancing its competitiveness in a rapidly evolving market environment.

p.267

Pillar 3 | 2025	> 5. Information on remuneration
5.Information on remuneration

p.268

Pillar 3 | 2025	> 5. Information on remuneration
In accordance with the provisions of article 85 of Act 10/2014 of June 26, on the regulation, supervision and solvency of credit institutions ("Act 10/2014") and article 93 of Royal Decree 84/2015 of February 13, implementing said Act ("Royal Decree
84/2015"), and pursuant to the provisions of the Bank of Spain Circular 2/2016 of February 2, to credit institutions on supervision and solvency, completing the adaptation of the Spanish legal system to Directive 2013/36/EU and Regulation (EU) nº.575/2013
(the "Bank of Spain Circular 2/2016"), credit institutions shall provide the public with and update periodically, and at least once a year, inter alia, information concerning their remuneration policies and practices established in section eight of Regulation
575/2013/EU, in relation to those categories of staff whose professional activities have a significant impact on the risk profile of the institution and/or its consolidated group (the "Identified Staff" or "Risk Takers").

p.269

Pillar 3 | 2025	> 5. Information on remuneration
5.1.Information on the decision-making process used to establish the remuneration policy for the Identified Staff
Article 450 (1) a) CRR
EU REMA a)
In accordance with the provisions contained in the Bylaws of BBVA ("BBVA", the "Institution" or the "Bank"), the BBVA Board of
Directors Regulations grant the Board the powers, among others, to approve the remuneration policy for directors, for submission to the General Shareholders' Meeting, that of senior management, the rest of the Identified Staff and the Group as a whole, as well as the determination of the remuneration of non-executive directors, and, in the case of executive directors, the approval of the contracts that the Bank must enter into with them and the determination of their individual remuneration corresponding for the performance of their executive functions.
Among the Committees constituted to support the Board in carrying out its functions, the Remuneration Committee is the body which assists it in remuneration matters related to its directors, senior management and the rest of the Identified Staff, ensuring observance of the remuneration policies established.
Thus, in accordance Article 5 of the Remuneration Committee Regulations, and without prejudice to any other functions assigned to it by law, the Bylaws, the Board of Directors’ Regulations, or assigned to it by decision of the Board of Directors, the
Remuneration Committee primary responsibility shall be to assist the Board of Directors in matters relating to remuneration that fall within its remit, by preparing the decisions to be taken by the Board of Directors in this area. For this purpose, it shall have the following functions:
1.Propose the directors' remuneration policy to the Board of Directors, for submission to the General Shareholders’ Meeting, likewise submitting the corresponding report, in the terms established by applicable regulations at any given time.
2.Propose the remuneration of non-executive directors, in accordance with the provisions of the directors' remuneration policy, submitting the corresponding proposals to the Board.
3.Propose to the Board of Directors the contracts to be entered into by the Company with the executive directors, in accordance with the directors' remuneration policy.
4.Propose the objectives and criteria for measuring the variable remuneration of the executive directors and assess their degree of achievement thereof, submitting the corresponding proposals to the Board.
5.Analyse, where appropriate in accordance with the approved remuneration policies, the need to make ex ante or ex post adjustments to variable remuneration, including the application of reduction or recovery clauses for variable remuneration, submitting the corresponding proposals to the Board of Directors, prior report of the relevant committees in each case.
6.Propose on an annual basis to the Board of Directors the annual report on the remuneration of the Bank's directors, which will be submitted to the Annual General Shareholders’ Meeting as set out in applicable legislation.
7.Propose to the Board of Directors the remuneration policies for senior managers, the Identified Staff and the Group as a whole; and, oversee its implementation, including the supervision of the process for the identification of the aforementioned
Staff.
8.Proposed to the Board of Directors the basic contractual conditions for senior managers, including their remuneration and severance payments in the event of termination and directly oversee their remuneration within the framework of the remuneration policy applicable at any given time to Senior Management..
9.Propose to the Board of Directors the criteria for the determination of the variable remuneration of the heads of the
Regulation & Internal Control area and the Internal Audit area and propose such remuneration, submitting the corresponding

p.270

Pillar 3 | 2025	> 5. Information on remuneration
proposals to the Board of Directors, based on their performance evaluation, submitted to it in turn by the Risk and
Compliance Committee and the Audit Committee, respectively.
10.Ensure compliance with the remuneration policies established by the Institution and review them periodically, proposing modifications, where appropriate, to ensure, among other things, that they are adequate to attract and retain the best professionals, so that they contribute to the creation of long-term value and adequate control and management of risks, and that they attend to the principle of pay equality; in particular, ensure that the remuneration policies established by the
Institution are subject to internal, central and independent review at least once a year.
11.Verify information on the remuneration of directors and senior managers contained in the various corporate documents, including the annual report on the remuneration of directors.
12.Report, in advance of any decisions that, as the case may be, must be adopted by the Board of Directors or, where applicable, the Executive Committee, on all matters within its remit as provided by law, the Bylaws, or any of the Company’s governing body regulations.
13.Oversee the selection of external advisers, whose advice or support is required for the performance of their functions in matters of remuneration, ensuring that any potential conflicts of interest do not impair the independence of the advice provided.
At the end of 2025 financial year, the Remuneration Committee was composed of five members; all of them had the status of non-
executive directors, with the majority being independent, including the Chair. The names, positions and status of the members of the Remuneration Committee are detailed in the following table (1):

Name and surname(s)	Position	Status
Ms. Ana Revenga Shanklin	Chair	Independent
Ms. Lourdes Máiz Carro	Member	Independent
Ms. Ana Peralta Moreno	Member	Independent
Mr. Carlos Salazar Lomelín	Member	External
Mr. Jan Verplancke	Member	Independent
The directors who have been members of the Remuneration Committee during 2025 have received a total amount of 278 thousand euros for their membership. The Annual Report on BBVA Directors' Remuneration referred to said financial year includes the individual remuneration of each director, broken down by remuneration items.
The Remuneration Committee performs its functions with full autonomy of operation, meeting as often as necessary to carry out its duties, headed by its Chair. In 2025 financial year it met on a total of 5 occasions.
In order to adequately perform its functions, the Committee uses advice provided by the Bank's internal services, and may also make use of any external advice it needs to establish criteria on matters within its remit. Thus, during 2025 the Committee has relied on information provided by the leading global consulting firm on compensation of directors and senior managers, WTW, and has received legal advice from the law firm J&A Garrigues S.L.P.
In addition, the Board's Risks and Compliance Committee also participates in the process of establishing remuneration policies, ensuring that they are compatible with adequate and efficient risk management and do not offer incentives to take risks that exceed the level tolerated by the Group.
BBVA has the following remuneration policies, designed within the framework of the regulations applicable to credit institutions, and considering best practices and recommendations at the local and international level in remuneration matters (hereinafter, the
“Remuneration Policies”):

p.271

Pillar 3 | 2025	> 5. Information on remuneration
–The BBVA Group General Remuneration Policy (the “BBVA Group General Remuneration Policy” or the “Policy”),
which applies, as a general rule, to all employees of BBVA and of the companies comprising its Group (the “Group
Entities”). This Policy includes the specific rules applicable to the Identified Staff, including members of BBVA’s Senior
Management (excluding executive directors, whose remuneration is governed by the BBVA Directors’ Remuneration
Policy), as well as the process for their identification.
The BBVA Group General Remuneration Policy applicable during the 2025 financial year was approved by the Board of
Directors, at the proposal of the Compensation Committee, on March 29, 2023.
The BBVA Group General Remuneration Policy is coordinated at the corporate level by BBVA’s Global Talent & Culture area, and the Group’s control functions actively and regularly cooperate in its design and in overseeing its implementation, in accordance with the powers conferred upon them under applicable regulations.
–The BBVA Directors’ Remuneration Policy (the “BBVA Directors’ Remuneration Policy”), which applies to all members of the Board of Directors and which, in accordance with the provisions of BBVA’s Bylaws, distinguishes between the remuneration system applicable to non-executive directors and that applicable to executive directors.
The BBVA Directors' Remuneration Policy applicable during the 2025 financial year was approved by the BBVA General
Shareholders' Meeting held on March 17, 2023 for the 2023, 2024, 2025 and 2026 financial years and is available on the
Bank's corporate website (www.bbva.com).
As stated in this policy, the remuneration system for executive directors generally corresponds to that applicable to the rest of the members of the Identified Staff, incorporating certain specific characteristics derived from their status as directors. The remuneration system for non-executive directors is based on the criteria of responsibility, dedication and incompatibilities inherent to the position they hold, and consists exclusively of fixed elements, with no variable remuneration.
In accordance with the provisions of Article 529 novodecies of the Spanish Companies Act, upon completion of the final financial year for which it was applicable, the Board of Directors, at the proposal of the Remuneration Committee, has resolved to submit for consideration at BBVA’s 2026 Annual General Shareholders’ Meeting a new BBVA Directors’
Remuneration Policy for financial years 2026, 2027, 2028, and 2029.
The Board of Directors, as the highest body responsible for the representation, management, administration, and oversight of
BBVA, periodically reviews the remuneration policies and oversees its implementation, based on the information and report received by the Talent & Culture area and the Internal Audit area, guaranteeing that the Policy is applied properly and in a manner consistent with BBVA's Corporate Governance System.
For this purpose, the Bank is supported by the Remuneration Committee, which serves as a central element in the remuneration decision-making process remuneration matters and which, as stated, is responsible for submitting proposals to the Board of
Directors both the BBVA Group General Remuneration Policy and the BBVA Directors' Remuneration Policy, for its subsequent submission to the General Shareholders' Meeting in the latter case.
In application of Remuneration Policies, approved by the Bank's corporate bodies, during the 2025 financial year the
Remuneration Committee analysed the remuneration proposals needed for their development and implementation.
At the beginning of the financial year, the Remuneration Committee determined the Attributable Profit and Capital Ratio thresholds that should be reached, as ex ante adjustments, for the generation of the 2025 financial year Annual Variable
Remuneration of the executive directors and the rest of the Identified Staff, as well as for the initial award of the Long-Term
Incentive that forms part of such remuneration, submitting the corresponding proposals to the Board for approval.

p.272

Pillar 3 | 2025	> 5. Information on remuneration
Likewise, the Remuneration Committee determined the annual indicators used for the calculation of the Short-Term Incentive that forms part of the Annual Variable Remuneration for the 2025 financial year of the executive directors and their corresponding weightings, as well as the objectives and scales of achievement associated with said indicators, submitting the corresponding proposals to the Board for their approval.
Likewise, the Remuneration Committee determined the long-term indicators that will be used to calculate the Long-Term Incentive that forms part of the Annual Variable Remuneration for the 2025 financial year of the executive directors and the other members of the Identified Staff, as well as their corresponding weightings, submitting the corresponding proposals to the Board for approval.
Likewise, the Remuneration Committee determined, for its proposal to the Board, the objectives and scales of achievement associated with long-term indicators approved by the Board for the calculation of the Long-Term Incentive that forms part of the
Annual Variable Remuneration for the financial year 2024 of the executive directors and the other members of the Identified Staff, as well as the thresholds and the scales of Capital Ratio and Liquidity Coverage Ratio indicators, for the application of possible ex post adjustments for risk (reduction) of the deferred portion of the Annual Variable Remuneration for the financial year 2023 and
2024 of the executive directors and the other members of the Identified Staff to be paid in 2026, with the prior analysis for the latter issue of the Risk and Compliance Committee.
Moreover, in 2025, the Remuneration Committee submitted to the Board for its submission in turn to the General Shareholders'
Meeting held in 2025 the proposed resolution regarding the increase of the maximum level of variable remuneration up to 200% of the fixed component of the total remuneration of a certain number of members of the Identified Staff, also proposing to the Board the report accompanying this resolution, which was made available to the Bank's shareholders.
Likewise, in accordance with the proposal submitted by the Remuneration Committee, the Board approved the Annual Report on the Remuneration of BBVA Directors for financial year 2024, developed in accordance with Circular 4/2013 of the National
Securities Market Commission (CNMV), which was submitted to an advisory vote at the General Shareholders' Meeting held in
2025, pursuant to article 541 of the Corporate Enterprises Act, and which was made available to the Bank's shareholders through the corporate website (www.bbva.com).
The Annual Report on the Remuneration of Directors of BBVA  for financial year 2024  includes an overall summary of the application of the Directors’ Remuneration Policy during financial year 2024, as well as details of the individual remuneration accrued under all concepts by each of the directors during that year, and information on the Directors’ Remuneration Policy applicable for financial year 2025.
Moreover, within the framework of the function attributed to the Remuneration Committee for the oversight and periodic review of the established Remuneration Policies, the Committee reviewed their application in 2024, in accordance with applicable law and recommendations. For this purpose, the review covered the BBVA Group General Remuneration Policy, which includes the special provisions for the Identified Staff, as well as the procedure for their identification, and the BBVA Directors' Remuneration Policy applicable in that financial year, based on an internal, central and independent review carried out by the Bank's Internal Audit area.
The result of all this was submitted to the Board of Directors.
Furthermore, the Remuneration Committee received from the global Talent and Culture area the information regarding the application of the procedure for the identification of the Identified Staff for the 2025 financial year, both for BBVA individually and for the BBVA Group at a consolidated level, in accordance with the qualitative and quantitative criteria established in the applicable regulations and the internal criteria established by the Bank. In particular, it was informed of the number of persons included in the
Identified Staff and that no exclusions would be requested in 2025, the foregoing being duly reported to the Board of Directors.
Lastly, the Remuneration Committee carried out its review and analysis of the BBVA Directors’ Remuneration Policy with a view to submitting the corresponding proposal, together with its specific report thereon, to the Board of Directors, for subsequent submission to the General Shareholders’ Meeting for financial year 2026, in accordance with the provisions of Article 529 novodecies of the Spanish Companies Act.

p.273

Pillar 3 | 2025	> 5. Information on remuneration
All of the issues discussed above, along with other matters within its remit, are detailed in the Remuneration Committee Activity
Report for 2025 financial year, published on the Bank's corporate website on the occasion of the calling of the 2026 General
Shareholders' Meeting (www.bbva.com).
16 As regards non-executive directors, they are identified as Risk Takers under article 32.1 of Act 10/2014, although as specified in section 5.3 of this document, they have a specific system of remuneration, different from that applicable to executive directors, and do not receive variable remuneration.

p.274

Pillar 3 | 2025	> 5. Information on remuneration
5.2.Description of the different types of employees included in the
Identified Staff
EU REMA a)
In accordance with BBVA Group's General Remuneration Policy, the selection of the persons who make up the Identified Staff within BBVA and/or its Group is part of an annual process based on the qualitative and quantitative criteria established under
Article 32.1 of Act 10/2014 and (EU) Delegated Regulation 2021/923/EU of the Commission of March 25, 2021, supplementing
CRD IV (the "Delegated Regulation 2021/923/EU"). This process also includes internal criteria established by BBVA complementary to those indicated in said Regulation, in compliance with Rule 38 of Bank of Spain Circular 2/2016 (hereinafter, the
"Identification Process").
The qualitative criteria established in the Identification Process are defined based on the level of responsibility of the position (for example, members of the BBVA Board of Directors, members of BBVA Senior Management, staff responsible for control functions and other key functions or significant business units within the Group), as well as on the basis of the staff's capacity or responsibility to assume or manage risk.
The quantitative criteria establish that employees have a significant impact on the risk profile based on the total remuneration awarded, unless BBVA determines that, in fact, the activity of such staff has no significant impact on the risk profile. The application of these criteria takes into account the total remuneration awarded in the previous financial year, or the remuneration established by the applicable rules at all times.
The Identification Process is updated during the year and takes all BBVA and BBVA Group personnel into consideration, respectively, allowing the inclusion of personnel in the Identified Staff who meet or are likely to meet the qualitative criteria established under applicable law for at least three months out of a given financial year.
The Group Entities actively participate in the Identification Process carried out by BBVA, providing all the information necessary in order to adequately identify the personnel having a significant impact on the Group's risk profile.
In accordance with the Identification Process previously indicated, at the year-end 2025 a total of 376 Risk Takers, of which:
–198 were identified both at BBVA Group level and at individual level in BBVA,
–168 are only identified at BBVA Group level, and
–10 are only identified at individual level in BBVA.
These include:
–Members of the BBVA Board of Directors16.
–Members of BBVA Senior Management.
–Risk Takers by function: comprised by those members that carry out the functions that correspond to the qualitative criteria established under Article 32.1 of Act 10/2014 and Delegated Regulation 2021/923/EU, as well as those Risk
Takers identified according to internal Bank criteria based on the Rule 38 of Bank of Spain Circular 2/2016.
–Risk Takers by remuneration: composed of those employees who meet the quantitative criteria of Article 32.1 of Act
10/2014 and Delegated Regulation EU 2021/923/EU.
The total number of Risk Takers identified in the 2025 financial year, which, as indicated above, was 376 persons, has increased respect to the total number of members identified in 2024, which was 337 persons. This increase is primarily due to organizational changes implemented in certain areas of the Bank, which resulted in the identification of new positions.

p.275

Pillar 3 | 2025	> 5. Information on remuneration
In any case, BBVA adapts the composition of the Identified Staff, including the categories of professionals deemed necessary at any time, in accordance with the requirements established for that purpose under the terms of applicable regulations.

p.276

Pillar 3 | 2025	> 5. Information on remuneration
5.3.Key features of the remuneration system
Article 450 (1) c), f) CRR
EU REMA b), e), f), g)
The BBVA Group General Remuneration Policy is geared toward the recurring generation of value for the Group, the alignment of the interests of its employees and shareholders, prudent risk management and the development of the strategy defined by the
Group.
This policy is one of the elements devised by the Board of Directors, as part of the Bank's Corporate Governance System, to promote proper management and oversight of the Institution and its Group, and is based on the following principles:
–long-term value creation;
–results attained through sound and responsible risk-taking;
–attracting and retaining the best professionals;
–rewarding the level of responsibility and professional career;
–ensuring internal equity and external competitiveness and equal pay for men and women;
–encouraging responsible conduct and fair treatment of customers, as well as avoiding conflicts of interest; and
–ensuring transparency of the remuneration model.
Based on the general principles above, BBVA has defined the Group's General Remuneration Policy, taking into account both compliance with the legal requirements applicable to credit institutions and to the different sectors in which the Group operates, and alignment with best market practices, including arrangements devised to reduce exposure to excessive risks and align remuneration with the Group's strategy, objectives, values and long-term interests.
Thus, according to these principles, the Policy:
–contributes to the business strategy of BBVA and its Group, and to the achievement of its objectives, values and interests, as well as value creation and long-term sustainability;
–is compatible with and promotes sound and effective risk management and does not provide incentives to assume risks that exceed the level tolerated by the Institution or the BBVA Group, in a manner that is consistent with the BBVA Group's risk strategy and culture;
–is clear, comprehensible and transparent, with a simple wording that enables the understanding of the different components making up remuneration and the conditions for the accrual, award, vesting and payment thereof. To that end, it distinguishes clearly between the criteria for determining fixed remuneration and variable remuneration and is transparent as regards the setting of objectives and parameters for their calculation;
–It includes a competitive remuneration system, with the aim of attracting and retaining the best professionals and adequately rewarding the duties performed;
–is gender neutral, as it reflects equal compensation for the same duties or duties of equal value and does not establish any difference or discrimination on the basis of gender;
–includes measures to avoid conflicts of interest, promoting the independence of judgement of persons involved in decision-making and in the oversight and control of management and the establishment of remuneration systems, incorporating predetermined calculation rules that avoid discretion in their application; and
–pursues that remuneration is not based solely or primarily on quantitative criteria, taking into account appropriate qualitative criteria, which reflect compliance with applicable regulations.

p.277

Pillar 3 | 2025	> 5. Information on remuneration
In accordance with the above, the remuneration system generally applicable to all BBVA Group staff comprises the following:
a)A fixed remuneration, which takes into account the level of responsibility, the functions carried out and the professional career of each employee, under the principles of internal equity and the market value of the function, constituting a significant portion of the total pay. The award and amount of fixed remuneration are based on predetermined objective and non-
discretionary criteria.
b)A variable remuneration, consisting of payments or allowances in cash or in kind, in addition to fixed remuneration, which depend on variable parameters and which includes both the annual variable remuneration associated to the corporate model and, if applicable, other variable incentive schemes and any other variable component that BBVA or the Group's entities, at any given time, may grant to their personnel or to certain groups of employees.
In no case will variable remuneration limit the ability of the Group to strengthen its capital base in accordance with regulatory requirements and it shall consider current and future risks as well as the costs of the necessary capital and liquidity, reflecting a performance that is sustainable and adapted to risk.
Guaranteed variable remuneration will only be awarded on an exceptional basis, in accordance with the terms established under applicable regulations, and only, where applicable, for newly hired staff, limited to the first year of employment.
Within this remuneration model for general application, the BBVA Group General Remuneration Policy includes certain special provisions, applicable, on the one hand, to staff exercising control functions and, on the other hand, to staff exercising functions related to the sale of products and the provision of services to clients. Thus:
i.Staff who perform control functions are independent from the units they supervise, have the necessary authority and are remunerated according to the achievement of targets associated with their duties, regardless of the results of the areas they supervise, thereby avoiding potential conflicts of interest.
In order to strengthen the independence and objectivity of these functions, and to reflect the nature of their responsibilities, the fixed element of their remuneration has a greater weight than the variable element.
Likewise, in the weighting established for the calculation of the annual variable remuneration of employees exercising control functions, the area and individual components will have a greater weight than that established for the Group component.
The remuneration of the members of BBVA's Senior Management in independent control functions is directly supervised by the Remuneration Committee, as is the case with the rest of the members of BBVA's Senior Management, as the Board of
Directors is the body responsible for establishing the basic conditions of their contracts.
Moreover, the Board of Directors, on the proposal of the BBVA Remuneration Committee following prior analysis by the Audit
Committee and the Risk and Compliance Committee, respectively, is responsible for setting the targets and performance evaluation of the global heads of the Internal Audit and Regulation & Internal Control functions or for the analogous functions that may be established at any given time.
ii.The design and implementation of the remuneration of the Group staff involved in the provision of services to clients, watches for the protection of their interests and the quality of the services provided, so that:
–responsible business conduct and fair treatment of clients is fostered;
–no incentives should be established that could induce staff to put their own interests or those of BBVA Group first, in possible opposition to the interests of their clients;

p.278

Pillar 3 | 2025	> 5. Information on remuneration
–remuneration is not primordially or exclusively linked to the sale of a product, or a category or specific type of product, such as products that are more lucrative for the institution or employee, when there are others more in line with client needs; and that this objective is not set as that with the greatest weight in the remuneration package; and
–an appropriate balance is maintained between the fixed and variable elements of the remuneration.
Moreover, BBVA and the Group Entities directly subject to the customer protection regulations must comply with the specific remuneration requirements established at any time, as well as with any other regulations applicable to this group.
Pursuant to the legal requirements established by Act 10/2014 and its regulatory implementation, the BBVA Group General
Remuneration Policy defines specific rules applicable to the Identified Staff, in accordance with the regulations and recommendations applicable to remuneration schemes for these employees.
The remuneration system of the Identified Staff focused specifically on aligning their remuneration with the risks, and also the long-term objectives and interests of BBVA and its Group, whose fundamental characteristics are the following:
–Balance between the fixed and variable components of the total remuneration, in line with that established in the applicable regulations, with the fixed remuneration constituting a sufficiently high part of the total remuneration and allowing a fully flexible policy regarding the payment of variable components, which may cause them to be reduced, even in their entirety, where appropriate.
The theoretical relative proportion between the main fixed and variable components of remuneration has been established taking into account the type of functions carried out by each beneficiary (business, support or control) and, consequently, their impact on the risk profile, adapted in each case to the reality of the different Group Entities or functions.
–The variable element of remuneration for a financial year (understood as the sum of all variable remuneration) shall be limited to a maximum amount of 100% of the fixed element (understood as the sum of all  fixed remuneration) of the total remuneration, unless the BBVA General Shareholders' Meeting resolves to increase this percentage to a maximum of
200%. As explained in detail in section 5.7 of this report, the BBVA General Shareholders' Meeting held on March 21,
2025, authorized the increase in the maximum limit to 200% for a maximum of 309 Risk Takers.
–Within the framework of the BBVA Group's corporate variable remuneration model, the members of the Identified Staff have an annual variable remuneration (the “Annual Variable Remuneration” or the “AVR”) that is aligned with the Group's results and the achievement of its strategy, considering the risk incurred, and is comprised of a short-term incentive (the
“Short-Term Incentive” or the “STI”) and a long-term incentive (the “Long-Term Incentive” or the “LTI”).
In order to ensure alignment and linkage to results and long-term sustainability, the Annual Variable Remuneration corresponding to each financial year will not be accrued or will be reduced in its accrual if certain profit and capital ratio levels, which are approved by the Board of Directors upon proposal of the Remuneration Committee, are not reached.
The Short-Term Incentive, in line with the corporate variable remuneration model applicable to the rest of the Group's employees, is awarded annually, reflects performance measured through the achievement of objectives aligned with the risk incurred and is calculated on the basis of:
i.Group, area and individual metrics or indicators measured on an annual basis, which take into account the strategic priorities defined by the Group, as well as current and future risks (the "Annual Indicators");
Each function within the organization is assigned a weighting that determines the extent to which the Annual
Variable Remuneration is linked to the performance of the Group, the area or the individual. The weighting of each of these components ("Group, area and individual") depends on how closely the function is linked to the overall strategy of the Group and the area.

p.279

Pillar 3 | 2025	> 5. Information on remuneration
ii.the corresponding achievement scales to be established, according to the weighting attributed to each Annual
Indicator and based on the objectives established for each one of them; and
iii.a Target Short-Term Incentive, which represents the amount of the Short-Term Incentive if 100% of the pre-
established objectives are achieved (the "Target STI").
Once the financial year is closed, the result of each Annual Indicator will be compared with its target and, depending on its degree of achievement and applying the corresponding scales and according to the weighting assigned to each indicator, the amount of the Short-Term Incentive will be calculated, which may be between 0 and 150% of the Target STI.
The Annual Indicators are aligned with the most relevant management metrics and with the strategic priorities defined by the
Group. Therefore, the Annual Indicators for the calculation of the 2025 STI of the Identified Staff are as follows:

TABLE 85. ANNUAL INDICATORS 2025 STI

Weight
RORC	35%
Attributable Profit	15%
Fee and commission income	10%
Net Promoted Score (NPS)	15%
Target customers	15%
Channeling of sustainable business	10%
The Long-Term Incentive reflects the performance over a multi-year horizon and the determination of its final amount is conditioned to the fulfillment of a series of long-term objectives that make it possible to evaluate the results and the fulfillment of the Group's long-term strategy.
The Long-Term Incentive of the members of the Identified Staff will only be awarded in the event that the Group reaches the profit and capital ratio thresholds approved by the Board of Directors for the accrual of the Annual Variable Remuneration. Once the year has ended and the level reached with respect to these profit and capital ratio thresholds has been verified, the initial award of the
Long-Term Incentive will take place at its maximum theoretical amount.
The final Long-Term Incentive amount will be calculated by taking as a reference the Target Long-Term Incentive determined for each member of the Identified Staff (the "Target LTI"), which represents the amount of the Long-Term Incentive in the event that
100% of the pre-established objectives are achieved, and based on:
i.financial and non-financial metrics or indicators with multi-year objectives established at the time of their the initial award, that take into account the strategy defined by the Group and the creation of long-term value (the "Long-Term Indicators");
ii.the corresponding achievement scales, according to the weighting attributed to each Long-Term Indicator.
The final amount of this incentive may be between 0 and 150% of the Target LTI.
The approved Long-Term Indicators for the calculation of the Identified Staff's 2025 LTI are as follows:

p.280

Pillar 3 | 2025	> 5. Information on remuneration

TABLE 86. LONG-TERM INDICATORS 2025 (TARGETS FOR 2028) - LTI

Weight
Tangible Book Value (TBV) per share	40%
Relative Total Shareholder Return (TSR)	40%
Decarbonisation of the portfolio	15%
Percentage of women in management positions	5%
The sum of the STI and LTI amounts awarded constitutes the Annual Variable Remuneration or AVR for the year for each member of the Identified Staff.
The Annual Variable Remuneration of the members of the identified staff will be subject to the following consolidation and payment rules:
–Once the Annual Variable Remuneration has been awarded, in the financial year following the one to which it corresponds, a percentage of the Identified Staff's Annual Variable Remuneration (not exceeding 40% for executive directors, members of BBVA's Senior Management and those members of the Identified Staff with particularly high variable remuneration amounts, and no more than 60% for the rest of the Identified Staff) will be vested and paid, if the conditions are met, normally in the first quarter of the financial year following the year to which the Annual Variable Remuneration corresponds (the "Upfront Portion" of the Annual Variable Remuneration). The Upfront Portion will be comprised exclusively of a percentage of the Short-Term Incentive.
–The remaining portion - and at least 60% for executive directors, members of BBVA's Senior Management and those members of the Identified Staff with particularly high variable remuneration amounts, and at least 40% for the rest of the
Identified Staff - will be deferred for a period of 4 years (the "Deferred Portion" of the Annual Variable Remuneration or the
"Deferred Annual Variable Remuneration"). Notwithstanding the foregoing, for executive directors and members of
BBVA's senior management the deferral period will be 5 years. In both cases, the Deferred Portion will be paid, if the conditions are met, after the expiration of each of the deferral years and will not be paid more promptly than on a pro rata basis.
Within such deferral period, the portion of the Annual Variable Remuneration corresponding to the Long-Term Incentive will only begin to be paid after the expiration of the target measurement period of the Long-Term Indicators, the result of which is conditional on the determination of its final amount. Thus, this incentive will be part of the Deferred Annual
Variable Remuneration of each member of the Identified Staff.
In accordance with the provisions of the BBVA Group General Remuneration Policy, exceptions to the deferral rules may be applied in the cases stipulated in applicable regulations.
–Both the Upfront Portion and the Deferred Portion of the Annual Variable Remuneration of each member of the Identified
Staff will be paid 50% in cash and 50% in BBVA shares or in instruments linked to BBVA shares. For executive directors and members of BBVA's Senior Management, the Deferred Portion of their Annual Variable Remuneration paid in BBVA shares and/or in instruments linked to BBVA shares will be higher.
In accordance with the foregoing, a portion of the Deferred Annual Variable Remuneration in shares may be delivered in the form of options on BBVA shares.
In accordance with the provisions of the BBVA Group General Remuneration Policy, exceptions relating to the payment in shares or instruments linked to shares may be applied in the cases stipulated in applicable regulations.
–The shares or instruments received as Annual Variable Remuneration will be unavailable at least for one year from the date of delivery. The foregoing shall not apply to the shares to be disposed of, as the case may be, to meet the tax obligations arising from the delivery of the shares.

p.281

Pillar 3 | 2025	> 5. Information on remuneration
–To ensure that the Annual Variable Remuneration relates to the performance of the Group's risks, the Deferred Portion will be subject to possible ex post risk adjustments, such that it will not vest or may be reduced, if certain capital and liquidity thresholds are not met.
This ensures that payment is only made if it is sustainable based on the Bank's ability to pay, based on its capital and liquidity position at any given time.
–Furthermore, up to 100% of the Annual Variable Remuneration of each member of the Identified Staff corresponding to each financial year, both in cash and in shares or instruments, shall be subject to clauses of reduction of the variable remuneration (malus) and recovery of the variable remuneration already satisfied (clawback), both linked to a deficient financial performance of the Bank as a whole or of a specific division or area or of the exposures generated by a member of the Identified Staff, when such deficient financial performance is derived from any of the following circumstances:
a)Misconduct, fraud or serious infringement  of the Code of Conduct and other applicable internal regulations by an
Identified Staff member.
b)Regulatory sanctions or judicial convictions due to events that could be attributable to a specific unit or to personnel responsible for such events.
c)Significant failure of risk management committed by the Bank or by a business or risk control unit, to which the wilful misconduct or gross negligence of an Identified Staff member was a contributing factor.
d)Restatement of the Bank’s annual financial statements, except where such restatement is due to a change in applicable accounting legislation.
For this purpose the Bank shall compare the performance assessment carried out for the Identified Staff member with the ex post behaviour of some of the criteria that contributed to achieve the targets.
Both the malus and clawback clauses shall apply to both the cash portion and the share or instrument portion of the
Annual Variable Remuneration corresponding to the year in which the event giving rise to the application of the clause occurred, and shall be in force during the period of deferral and unavailability of the shares or instruments applicable to such Annual Variable Remuneration.
However, in the event that the above circumstances result in a dismissal or termination due to a serious and culpable breach of duties of the member of the Identified Staff, the reduction mechanisms may be applied to the whole of the
Deferred Annual Variable Remuneration of previous years pending payment at the date on which the decision of dismissal or termination is adopted, depending on the damage caused.
Moreover, if the above circumstances, regardless of the financial impact caused, create a relevant reputational damage to the Bank, the malus and clawback arrangements may also apply to the Annual Variable Remuneration, including the amounts deferred from previous financial years, whose payment corresponds to or has taken place in the financial year in which the damage is revealed.
In any case, the Annual Variable Remuneration will only vest or be paid if it is sustainable according to the Group's situation as a whole, and justified based on the results of the Bank, the business unit and the Identified Staff member concerned.
In addition to the foregoing, the malus and clawback mechanisms shall apply to the variable remuneration received by members of BBVA's Senior Management when the Bank is required to restate the accounting to correct an error that would have resulted in the award and/or payment of variable remuneration that was erroneously calculated, if the clawback of such remuneration is required under the policy adopted by the Bank in compliance with the standard

p.282

Pillar 3 | 2025	> 5. Information on remuneration
approved by the New York Stock Exchange pursuant to Section 10D of the Securities Exchange Act of 1934 (the “Dodd-
Frank Recoupment Policy”).
In this case, the reduction and recovery mechanisms will apply to any erroneously calculated variable remuneration received by the members of BBVA's Senior Management to whom the Dodd-Frank Recoupment Policy applies during any of the three financial years immediately prior to the date on which the Bank is required to make the aforementioned accounting restatement.
–The cash amounts of the Deferred Portion of the Annual Variable Remuneration finally vested shall be subject to restatement, applying the consumer price index (CPI) measured as a year-on-year change in prices or any other criteria established by the Board of Directors for the same purpose.
–Identified Staff members may not use personal hedging strategies or insurance related to Annual Variable Remuneration and liability that undermine the effects of alignment with prudent risk management.
–In the event of termination of the contractual relationship of a member of the Identified Staff prior to the award of the
Annual Variable Remuneration, such member shall be entitled to receive, if the conditions for such termination are met, the proportional part of such remuneration (comprising both the Short-Term Incentive and the Long-Term Incentive), calculated pro rata to the time of rendering services in such year and being subject, in any case, to the same rules of accrual, award, vesting and payment that would be applicable if the member of the Identified Staff had remained in active service, in accordance with the rules described above. The above will not be applicable to cases where the termination of the contractual relationship is due to a voluntary resignation or lawful dismissal, in which cases the employee shall not be eligible for Annual Variable Remuneration.
In any case, the payments, both in cash and in shares or instruments, to be made to the members of the Identified Staff corresponding to the deferred amounts of the Annual Variable Remuneration for financial years prior to that in which the termination of their contractual relationship takes place, shall continue to be subject to the vesting and payment rules
(including deferral periods and potential ex post adjustments) provided in the remuneration policies applicable in the financial year to which they correspond, in such a way that the termination of the contractual relationship shall not constitute a condition for the prepayment of such remuneration.
–In the event that the members of the Identified Staff were entitled to receive any other remuneration item, other than the
Annual Variable Remuneration, which would be considered as variable remuneration, such variable remuneration shall be subject to the rules of accrual, award, vesting and payment that are applicable in accordance with the configuration of the remuneration item itself and with its nature and, in any case, the requirements of the applicable regulations at any time shall be complied with.
–In particular, the retention bonuses to which members of the Identified Staff may contractually have the right, will be considered variable remuneration and subject to the conditions established for them under the applicable regulations.
Thus, they will comply with the requirements regarding payment in shares or instruments, deferral and withholding rules, ex post adjustments for risk and application of malus and clawback clauses established for Annual Variable Remuneration in the Policy and, in the same way as Annual Variable Remuneration, they will count as variable remuneration for the purposes of calculating the ratio between fixed and variable remuneration. In any case, the retention bonuses must be duly justified and will be awarded once the retention periods have expired.
–In addition, BBVA's Directors' Remuneration Policy includes additional restrictions on the transferability of shares derived from the settlement of the Annual Variable Remuneration of executive directors. Specifically, it establishes that once the
BBVA shares or instruments linked to BBVA shares have been received, they may not be transferred until a period of at least three years has elapsed, except in the case in which the director in question maintains, at the time of the transfer, a net economic exposure to the variation in the price of the shares for a market value equivalent to an amount of at least twice his Annual Fixed Remuneration through the ownership of shares, options or other financial instruments. The foregoing shall not apply to shares that the director needs to dispose of in order to meet the costs related to their

p.283

Pillar 3 | 2025	> 5. Information on remuneration
acquisition or, subject to the favorable opinion of the Remuneration Committee, to meet extraordinary situations that may arise.
–Moreover, in accordance with the provisions of BBVA Group General Remuneration Policy and in line with applicable regulations, payments to members of the Identified Staff due to early termination of a contract will be based on the results obtained over time. In no case shall bad results or inappropriate conduct be rewarded, and payments may not be awarded in cases where there have been clear and serious infringements that justify the immediate termination of the contract or the dismissal of the Identified Staff member. With regard to BBVA directors, the Bank has no commitments to make severance payments.
As regards the pension policy, this shall remain compatible at all times with the Group's long-term business strategy, objectives, values and interests. To this end, BBVA has a pension system which is arranged on the basis of geographic areas and coverage offered to different groups of employees. These groups have been formed according to parameters that, among others, include, origin (meaning the Entity of the Group in which the employees initiated the employment relationship); date of entry; and the level or category of responsibility within the organization.
In general, BBVA's pension schemes to cover the retirement contingency are defined-contribution. Contributions to the Group's employee pension schemes are made within the framework of relevant labour law and individual or group agreements applicable to each Group Entity, sector or geographic area.
The scope of the system (cover for retirement, death and disability) for each group is defined in consideration of the three factors mentioned above.
The basis for the calculation of the benefits described (commitments for retirement, death and disability) are established using fixed annual amounts; there are no temporary fluctuations derived from variable components or Individual results.
However, in accordance with Bank of Spain Circular 2/2016, 15% of the annual contributions covering the retirement contingency of the members of Senior Management of BBVA shall be considered "discretionary pension benefits" and therefore shall depend on variable components and be subject to the conditions established for these instruments in the aforementioned Circular.
To comply with the above, the annual amount of the "discretionary pension benefits" will be determined by reference to the result of the Annual Variable Remuneration awarded in each financial year and the following rules will apply:
–They shall form part of the total amount of variable remuneration for the purposes of the maximum limit between fixed and variable remuneration;
–They shall be paid in full in BBVA shares;
–They shall be subject to a five-year withholding period from the date on which the beneficiary ceases to render services to the Bank for any reason; and
–During the aforementioned five-year withholding period, the Bank may apply, if the corresponding conditions are met, the malus and clawback arrangements applicable to Annual Variable Remuneration.
More detailed information on the implementation of the pension obligations for executive directors and other members of senior management in the 2025 financial year can be found in Note 54 of the Annual Report of the BBVA Group's Consolidated Financial
Statements for the 2025 financial year, available on the Bank's corporate website (www.bbva.com).
The detailed description of the remuneration system applicable to BBVA directors in 2025 is included in the BBVA Directors'
Remuneration Policy, approved by BBVA´s General Shareholders ' Meeting held on March 17, 2023 for the financial years 2023,
2024, 2025 and 2026, and its implementation during the year is included in the BBVA Annual Report on Directors' Remuneration
for the 2025 financial year, both documents being available on the Bank's corporate website (www.bbva.com).

p.284

Pillar 3 | 2025	> 5. Information on remuneration
As set out in those documents, in the case of the non-executive directors, they do not receive variable remuneration; they receive a fixed annual amount in cash by virtue of their membership of the Board and, where applicable, of the various committees, as well as for the performance of any other functions or responsibilities that may be attributed to them in the framework of the Bank's
Corporate Governance System. The amount of annual fixed allowance for each of the above positions or functions is set by the
Board of Directors, at the proposal of the Remuneration Committee, depending on the nature of the assigned functions and the dedication and responsibility required from each role.
In addition, the BBVA non-executive directors have a fixed remuneration system with deferred delivery of BBVA shares, which has been approved by BBVA General Shareholders' Meeting. This remuneration system comprises the annual allocation to non-
executive directors of a number of theoretical shares of the Bank, which are to be effectively delivered on the date of their removal as directors for any reason except for a serious breach of their duties.
The annual number of theoretical shares allocated to each non-executive director shall be equivalent to 20% of their annual fixed allowance in cash received by each in the previous financial year, according to the average closing prices of the BBVA share during the 60 trading sessions prior to the General Shareholders' Meetings approving the corresponding financial statements for each financial year.
The shares delivered by BBVA to directors and employees as part of variable remuneration or other remuneration systems form part of its treasury stock, so their delivery does not entail any dilution for shareholders.

p.285

Pillar 3 | 2025	> 5. Information on remuneration
5.4.Information on the connection between the remuneration of the
Identified Staff and the Group's performance
Article 450 (1) b) CRR
EU REMA b), e), i)
As explained in the preceding sections, the BBVA Group's General Remuneration Policy provides for members of the Identified
Staff to receive an Annual Variable Remuneration, comprising a Short-Term Incentive and a Long-Term Incentive, the accrual of which is subject to ex ante adjustments and the amount of which is calculated on the basis of the fulfillment of certain objectives established for both the Annual and Long-Term Indicators, which serve, respectively, to calculate both incentives in accordance with the scales of achievement and weightings associated with each one of them. In this way, the amount of Annual Variable
Remuneration received by the members of the Identified Staff is directly linked to the results of the BBVA Group and varies according to them.
In 2025, the amount of the Short-Term Incentive of the members of the Identified Staff, with the exception of the executive directors, has taken into account, in addition to the degree of achievement of the strategic objectives set at the Group level,  the degree of achievement of the strategic objectives at the area level and those of each individual. Accordingly, the Group, area and individual Annual Indicators used to calculate the Short-Term Incentive have a respective associated weighting, which, in each case, is established according to the degree to which the function is linked to the objectives of the Group, area and the individual, respectively.
The level of achievement of the Group's financial and non-financial Annual Indicators for incentive purposes is detailed below:

TABLE 87. ANNUAL INDICATORS (BBVA GROUP) - LEVEL OF ACHIEVEMENT

	2025				2024
Annual indicator	Weight (1)	Goal	Result (2)	Level of attainment	Weight (1)	Goal	Result (2)	Level of attainment
RORC	35%	19.36%	21.13%	123%	20%	19.34%	20.98%	142%
Net attributable profit	15%	9,46 mill. €	10,511 mill. €	122%	20%	8,957 mill. €	10,054 mill. €	150%
Enterprise fee income	10%	2,350 mill. €	2,577 mill. €	110%	n/a	n/a	n/a	n/a
Net Promoted Score (NPS) (3)	15%	100	91	91%	15%	100	102	102%
Target customers (3)	15%	100	112	112%	15%	100	97	97%
Sustainable business channeling	10%	114,740 mill. €	133,778 mill. €	122%	10%	76,349 mill. €	92,737 mill.€	136%
(1) Weights set for the annual variable remuneration associated with the corporate model for the 2024 and 2025 financial years for BBVA Group staff, including executive directors.
(2) Results for incentive purposes.
(3) For the NPS and Target customers indicators, targets are at country level. The Group's achievement for these indicators is calculated as the average weighted by the net margin of the achievements obtained by the countries.

In 2025 the BBVA Group reached a RORC of 21.13% (compared to 20.98% the previous year), driven by the higher Net
Attributable Profit in 2025. Likewise, the BBVA Group has accrued a  Net Attributable  Profit of €10,511 million, which compares very positively with the figure of €10,054 million of last year  (+4.5%). This has been specially driven by the good performance of the recurrent income (interest margin  and fees) of the banking business. This same figure has been taken for incentive purposes.
Similarly, the new indicator of Enterprises Fee Income, which measures fee income generated by the Corporate & Investment
Banking (CIB) and Enterprises and Institutional Banking (BEI) areas, with the aim of boosting business activity with enterprises, fostering its growth and greater product diversification, has achieved a result of €2,577 million, which is above the established target.
Likewise, in 2025, the Bank has channeled sustainable business for a total of €133,778 million in the environmental —which includes climate and natural capital—and social areas, which also places the result of the Channeling of sustainable business indicator above the established target.

p.286

Pillar 3 | 2025	> 5. Information on remuneration
Meanwhile, the result of the Net Promoter Score (NPS) indicator closed the year slightly below the established target in the different segments, notwithstanding the particularly good performance of Turkey and Colombia and, additionally, of the SME segment in Mexico, Peru and Uruguay.
Finally, the Target Customers  indicator’s performance was particularly positive in the business segments  and in countries such as
Spain, Turkey and Peru, resulting in achievement above the established target.
The outstanding performance of the Group in 2025 is even more substantial when considering that the targets set for this year were not only very challenging  but also well above the projections of the analysts’ consensus when they were approved.
Thus, the Annual Variable Remuneration of the members of the Identified Staff is linked, among others, to the financial and non-
financial results of the Group all within the framework and in accordance with the rules of the remuneration system indicated in section 5.3 of this report.

p.287

Pillar 3 | 2025	> 5. Information on remuneration
5.5.Description of the criteria used to take into consideration present and future risks in the remuneration processes
Article 450 (1) e) CRR
EU REMA c)
BBVA Group promotes the development of a risk culture at all levels in the organization through its Corporate Governance System.
Thus, BBVA's Corporate Bodies have provided the Group with a set of general policies and management and control basic guidelines, that allow for integrated and consistent management and supervision across the Group, highlighting among these guidelines the Risk Appetite Framework and the general policies on risk management by risk type.
The Remuneration Policies forms part of the elements designed by the Board of Directors, as part of the Corporate Governance
System, to promote adequate risk management and supervision in the BBVA Group. Among the principles inspiring it, is the achievement of the results based on a prudent and responsible risk assumption.
Thus, in line with what has been set out in section 5.3 of this report, the remuneration policy applicable to executive directors, the rest of members of BBVA Senior Management and the rest of the Identified Staff of BBVA and/or its Group features a number of specific elements which make their remuneration take into account current and future risks for the Bank, promoting their prudent and effective management, and not offering incentives to assume risks that exceed the level tolerated by the Institution or the
Group, consistently with the risk strategy and culture of the BBVA Group.
In particular, the Bank's Remuneration Policies establish:
–Balance between the fixed and variable components of total remuneration;
–Ex ante adjustments, compliance with which is verified prior to the accrual and award of the Annual Variable
Remuneration;
–Both Annual and Long-Term financial and non-financial indicators to evaluate the results, which take account both current and future risks, and the strategic priorities defined by the Group;
–Consideration, in the measurement of performance, of financial and non-financial measures that value both the individual management aspects and the objectives of the area and the Group;
–Greater weight assigned to the objectives related to specific functions in the measurement of the performance of the members with control functions, and greater weight of the fixed remuneration over their total remuneration, in both cases, to reinforce the independence and objectivity of these functions;
–Establishment of at least 50% of the Annual Variable Remuneration in BBVA shares or instruments linked to BBVA shares;
–Deferral rules designed so that a substantial portion of the Annual Variable Remuneration (at least 60% in the case of executive directors, other members of BBVA's Senior Management and members of the Identified Staff with particularly high variable remuneration; and at least 40% in all other cases) is deferred over time, thus taking into account the economic cycle and business risks.
–Inclusion of possible ex post adjustments for risk linked to the results of capital and liquidity indicators, so that if the thresholds established for each of them are not met, the Deferred Portion of the Annual Variable Remuneration to be paid each year may be reduced, even in full, thus guaranteeing that the payment is only made if it is sustainable in terms of the
Bank's payment capacity, based on its capital and liquidity situation at any given time.
–Mandatory retention periods for the shares or instruments derived from the Annual Variable Remuneration, so that the beneficiaries cannot freely dispose of them, at least, until one year has passed from the date of delivery, except for those shares that must be disposed of to meet the payment of tax obligations derived from their delivery.

p.288

Pillar 3 | 2025	> 5. Information on remuneration
–Prohibition of carrying out personal hedging strategies or insurance related to the remuneration and liability;
–Limitation of the variable component of the remuneration for the year to 100% of the fixed component of the total remuneration, unless the General Shareholders' Meeting of BBVA authorizes the application of a maximum ratio of 200%
for certain members of the Identified Staff, as explained in detail in section 5.7 of this report.
–Submission of the total Annual Variable Remuneration to malus and clawback clauses during the entire period of deferral and unavailability, under the terms indicated in Section 5.3.

p.289

Pillar 3 | 2025	> 5. Information on remuneration
5.6.Main parameters and the motivation of any component of
possible variable compensation plans and other non-cash advantages
Article 450 (1) f) CRR
EU REMA g)
The main parameters and motivation behind the components of the variable remuneration plans of the Identified Staff have been set out in the previous sections of this report.
5.7.Ratios between fixed and variable remuneration of the Identified
Staff
Article 450 (1) d) CRR
EU REMA d)
As indicated in section 5.3 above, in the total remuneration of the Identified Staff, the fixed and variable components are duly balanced in line with the provisions of the applicable regulations, with the fixed remuneration constituting a sufficiently high part of the total remuneration and allowing a fully flexible policy with regard to the payment of the variable components, which may lead to their reduction, if necessary, to their entire amount.
The theoretical relative proportion between the main fixed and variable components of the Identified Staff's remuneration is established taking into account the type of functions performed by each beneficiary (business, support or control) and, consequently, their impact on the risk profile, adapting in each case to the reality existing in the different Group Entities or functions in which the members of the Identified Staff carry out their activity.
To this end, the Bank has defined target ratios or paymix between the main components of fixed and variable remuneration, which take into account both the function performed by each member of the Identified Staff as well as their impact on the risk profile.
Regardless of the foregoing, the variable element of the Identified Staff's remuneration corresponding to a financial year
(understood as the sum of all remuneration of a variable nature) shall be limited to a maximum amount of 100% of the fixed element (understood as the sum of all fixed remuneration) of the total remuneration, unless the General Shareholders' Meeting of
BBVA resolves to raise such percentage up to a maximum of 200%, all in accordance with the procedure and requirements established in the applicable regulations.
In this regard, the General Shareholders’Meeting held on March 21, 2025 resolved to increase the maximum level of the variable component of remuneration up to a maximum of 200% of the fixed component of total remuneration for certain members of the
Identified Staff, in the terms indicated in the report issued for this purpose by the Board of Directors dated February 11, 2025.
Thus, the BBVA’s Board of Directors submitted the following proposed resolution to the General Meeting:
"For the purposes of the provisions of Article 34.1 g) of Act 10/2014 of June 26 on the regulation, supervision and solvency of credit institutions, to approve a maximum level of variable remuneration of up to 200% of the fixed component of total remuneration for a group of employees whose professional activities have significant impact on the risk profile of Banco Bilbao
Vizcaya Argentaria, S.A. (the “Bank”) or its Group, enabling subsidiaries of to likewise apply said maximum level to their professionals, pursuant to the Report issued in this regard by the Board of Directors of the Bank, on February 11, 2025, and
which has been made available to shareholders as of the date on which the General Meeting was convened.”
This resolution was approved by the BBVA General Shareholders' Meeting for a maximum of 309 Risk Takers, with a favourable vote of 98.76% of the capital present or represented at said General Shareholders' Meeting.
The proposal submitted to the General Shareholders' Meeting included the detailed recommendation of the Board, explaining the reasons and scope of the resolution proposed to the General Meeting, and included the number of persons affected, their

p.290

Pillar 3 | 2025	> 5. Information on remuneration
positions, as well as the expected effect on maintaining a solid capital basis, taking into account the considerations established by the competent authority as regards dividend distribution policies.
As reflected in the Board’s Report, the persons for whom approval of the higher level of remuneration for 2025 financial year was requested performed one of the following functions:
–Members of the BBVA Board of Directors.
–Members of BBVA Senior Management.
–Members of the Identified Staff who perform their functions in the business areas of Spain, Mexico, Turkey, countries of
South America, and Corporate and Investment Banking (CIB).
–Identified Staff members who perform their functions in corporate support areas, working globally for the Group as a whole, without being attached to a business area.

p.291

Pillar 3 | 2025	> 5. Information on remuneration
5.8. Quantitative information on remuneration of the Identified Staff
Article 450 (1) g), h), i), k) (2) CRR
EU REMA i), j)
After year-end 2025, the Annual Variable Remuneration corresponding to the members of the Identified Staff for said financial year was calculated in accordance with the results obtained (described in Section 5.4 above).
In accordance with the vesting and payment system of the Annual Variable Remuneration for 2025 financial year applicable to members of the Identified Staff:
–The Upfront Portion is vested and paid, as a general rule, in the first quarter of 2026 financial year, in a percentage not exceeding 40% in the case of the executive directors, members of Senior Management of BBVA and those members of the Identified Staff with particularly high variable remuneration amounts, and no more than 60% for the remaining members of the Identified Staff. The Upfront Portion will be comprised exclusively of a percentage of the Short-Term
Incentive.
–The Deferred Portion, at least 60% for executive directors, members of BBVA's Senior Management and those members of the Identified Staff with particularly high variable remuneration amounts, and at least 40% for the rest of the Identified
Staff, will be paid, if conditions are met, once each of the deferral years has elapsed and no more promptly than on a pro rata basis. The deferral period will be 5 years for executive directors and members of the Senior Management and 4 years for the rest of the Identified Staff.
Within such deferral period, the portion of the Annual Variable Remuneration corresponding to the Long-Term Incentive will only begin to be paid after the expiration of the target measurement period of the Long-Term Indicators, the result of which is conditional on the determination of its final amount. Thus, this incentive will be part of the Deferred Annual
Variable Remuneration of each member of the Identified Staff.
–Both the Upfront Portion and the Deferred Portion of the Annual Variable Remuneration of each member of the Identified
Staff will be paid 50% in cash and 50% in BBVA shares and/or in instruments linked to BBVA shares. For executive directors and members of BBVA's Senior Management, the Deferred Portion will be paid 40% in cash and 60% in BBVA shares and/or in instruments linked to BBVA shares.
In accordance with the foregoing, a portion of the Deferred Annual Variable Remuneration in shares  for 2025 financial year will be paid in the form of options on BBVA shares.
In accordance with the BBVA Group General Remuneration Policy and in application of the provisions of article 34.2 b) of Law
10/2014 (transposing article 94. 3 b) of Directive 2013/36/EU into Spanish law), to a total of 20 members of the Identified Staff, whose annual variable remuneration for financial year 2025 has not exceeded 50,000 euros and has not represented more than one third of their total annual remuneration, has benefited from the exception provided in this regulation. Thus, the requirements of deferral and payment in shares and/or share-linked instruments provided for in sections m) and l) of article 34.1 of Law
10/2014) will not apply to the Annual Variable Remuneration for the 2025 financial year of this group of employees.
Notwithstanding the foregoing, the Long-Term Incentive for 2025 shall not be consolidated or paid until the amount thereof is determined in view of the result of the Long-Term Indicators approved for its calculation (at year-end 2028).
The total aggregate remuneration received by these employees in 2025 is 3,147 thousand of euros, of which 2,539 thousand of euros is fixed remuneration and 608 thousand of euros is variable remuneration.
All of the above gives rise to the amounts presented in the following table, broken down by types of employees:

p.292

Pillar 3 | 2025	> 5. Information on remuneration

TABLE 88. EU REM1 - REMUNERATION AWARDED FOR THE FINANCIAL YEAR (THOUSAND EUROS)

		MB Supervisory function (1)	MB Management function (1)	Other senior management (1)	Other identified staff (1)
Fixed remuneration	Number of identified staff	13	2	16	345
	Total fixed remuneration(2)	5,113	6,657	21,684	153,170
	Of which: cash-based	4,193	6,397	21,044	148,829
	(Not applicable in the EU)
	Of which: shares or equivalent ownership interests	—	—	—	—
	Of which: share-linked instruments or equivalent non-cash instruments	—	—	—	—
	Of which: other instruments(3)	817	—	—	—
	(Not applicable in the EU)
	Of which: other forms	103	260	640	4,341
	(Not applicable in the EU)
Variable remuneration	Number of identified staff	—	2	16	338
	Total variable remuneration(4)	—	8,039	13,087	88,402
	Of which: cash-based	—	3,472	5,388	48,939
	Of which: deferred	—	2,037	3,128	19,173
	Of which: shares or equivalent ownership interests(5)	—	4,132	6,414	35,772
	Of which: deferred	—	2,697	4,153	16,324
	Of which: share-linked instruments or equivalent non-cash instruments	—	359	538	3,655
	Of which: deferred	—	359	538	2,748
	Of which: other instruments	—	—	—	—
	Of which: deferred	—	—	—	—
	Of which: other forms(6)	—	76	747	36
	Of which: deferred	—	76	747	36
Total remuneration (2 + 10)		5,113	14,696	34,771	241,572
(*) The data included in the template represents the best information available as of the date of publication of the report.
(1) Includes the remunerations of the directors who have been directors during the year, of the members of Senior Management who had such status on December 31, 2025, and of the rest of the Identified Staff who had such status during the year. The information on the remuneration and other benefits to the Board of Directors and members of the Bank's Senior
Management is detailed in Note 54 of the report of the Consolidated Annual Accounts of the BBVA Group corresponding to the financial year 2025.

(2) Fixed remuneration for fiscal year 2025, both in cash and in kind. In the case of executive directors and Senior Management, the contributions made by the Bank in 2025 in relation to the pension commitments assumed in matters of social welfare are included in Note 54 of the report of the Consolidated Annual Accounts of the BBVA Group corresponding to the financial year 2025.

(3) In the case of non-executive directors, they have a fixed remuneration system with deferred delivery of BBVA shares after dismissal, as long as it is not due to serious breach of duties, approved by the General Meeting. The number of theoretical shares assigned to each non-executive director in 2025 is equivalent to 20% of the annual fixed cash allocation received in
2023 by each of them, according to the average of the closing prices of the BBVA share during the 60 trading sessions prior to the General Meeting of March 21, 2025, which was 11,44575 euros per share.

(4) Total variable remuneration corresponding to the year 2025, which includes both the Annual Variable Remuneration and, for the purposes of this report, other payments considered variable in accordance with the applicable regulations. For the initial determination of the 2025 Annual Variable Remuneration, and for the purposes of applying the deferral rules, the Short-
Term Incentive generated and the Long-Term Incentive in the maximum level of achievement scenario (150% of the Target Long-Term Incentive) have been considered. However, the final amount of the 2025 Annual Variable Remuneration will depend on the result of the long-term indicators which, at the end of 2028, may be within an achievement range of between 0% and
150%. In addition, the 2025 Deferred Annual Variable Remuneration is subject to ex post risk adjustments, related to the Risk Appetite Framework, which may imply the reduction, up to its entirety, of the deferred part whose consolidation and payment corresponds in each year, in the event that certain capital and liquidity thresholds are not reached.

(5) The total variable remuneration in shares of the Identified Group awarded with respect to fiscal year 2025 represents 0.04% of BBVA's share capital.
(6) In accordance with the provisions of the Guidelines on the remuneration comparison exercise, gender pay gap and higher ratios authorized under Directive 2013/36/EU (EBA/
GL/2022/06), adopted as its own by the Bank of Spain on December 21, 2022, the “Discretionary pension benefits” are included (15% of the agreed annual contribution to cover the retirement contingency) corresponding to the 2025 financial year of the President and the members of Senior Management.

p.293

Pillar 3 | 2025	> 5. Information on remuneration

TABLE 89. EU REM2 - SPECIAL PAYMENTS TO STAFF WHOSE PROFESSIONAL ACTIVITIES HAVE A MATERIAL IMPACT ON INSTITUTIONS’ RISK PROFILE (IDENTIFIED STAFF) (THOUSAND EUROS)

	MB Supervisory function	MB Management function	Other Senior Management	Other Identified Staff
Guaranteed variable remuneration awards
Guaranteed variable remuneration awards - Number of identified staff	—	—	—	2
Guaranteed variable remuneration awards - Total amount	—	—	—	223
Of which: guaranteed variable remuneration awards paid during the financial year, that are not taken into account in the bonus cap	—	—	—	164
Severance payments awarded in previous periods, that have been paid out during the financial year
Severance payments awarded in previous periods, that have been paid out during the financial year - Number of identified staff	—	—	—	19
Severance payments awarded in previous periods, that have been paid out during the financial year - Total amount	—	—	—	652
Severance payments awarded during the financial year
Severance payments awarded during the financial year - Number of identified staff	—	—	1	13
Severance payments awarded during the financial year - Total amount(1)	—	—	1,908	6,965
Of which: paid during the financial year	—	—	1,908	6,254
Of which: deferred	—	—	—	711
Of which: severance payments paid during the financial year, that are not taken into account in the bonus cap	—	—	1,908	5,766
Of which: highest payment that has been awarded to a single person	—	—	1,908	1,647
(*) The data included in the template represents the best information available as of the date of publication of the report.
(1) The amount of the statutory severance payment in accordance with labor regulations is included, as well as, where applicable, the additional amount to said legal severance payment.
Additionally, non-competition agreements have been signed with some beneficiaries for a total amount of 6,868 thousand euros, which will be paid periodically from the moment of departure of the member of the Identified Staff, during the non-competition period.

In addition, in accordance with Rule 40.1 of Circular 2/2016 of the Bank of Spain, it is stated that of the 14 cases of payments for early termination of contract, 6 of them have exceeded two annuities of the fixed remuneration.
Payments were also made in 2025 for amounts deferred from previous years whose payment corresponded in said financial year.
The following table shows the amounts of deferred remuneration from previous years awarded in 2025, distinguishing between the amounts of such remuneration that have been paid in the year and the amounts that, as of December 31, 2025 remain deferred.

p.294

Pillar 3 | 2025	> 5. Information on remuneration

TABLE 90. EU REM3 - DEFERRED REMUNERATION (THOUSAND EUROS)

Deferred and retained remuneration(1)	Total amount of deferred remuneration awarded for previous performance periods	Of which due to vest in the financial year(2)	Of which vesting in subsequent financial years	Amount of performance adjustment made in the financial year to deferred remuneration that was due to vest in the financial year	Amount of performance adjustment made in the financial year to deferred remuneration that was due to vest in future performance years	Total amount of adjustment during the financial year due to ex post implicit adjustments (i.e.changes of value of deferred remuneration due to the changes of prices of instruments)	Total amount of deferred remuneration awarded before the financial year actually paid out in the financial year	Total of amount of deferred remuneration awarded for previous performance period that has vested but is subject to retention periods
MB Supervisory function (3)	63	63	—	—	—	60	123	98
Cash-based	25	25	—	—	—	—	25	—
Shares or equivalent ownership interests	38	38	—	—	—	60	98	98
Share-linked instruments or equivalent non-cash instruments	—	—	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—
Other forms(4)	—	—	—	—	—	—	—	—
MB Management function(5)	18,329	3,545	14,784	—	—	2,464	6,009	4,591
Cash-based	7,141	1,418	5,723	—	—	—	1,418	—
Shares or equivalent ownership interests	9,928	2,127	7,801	—	—	2,464	4,591	4,591
Share-linked instruments or equivalent non-cash instruments	784	—	784	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—
Other forms(4)	476	—	476	—	—	—	—	—
Other senior management(5)	25,196	4,100	21,096	—	—	2,752	6,852	5,209
Cash-based	9,028	1,643	7,385	—	—	—	1,643	—
Shares or equivalent ownership interests	12,513	2,457	10,056	—	—	2,752	5,209	5,209
Share-linked instruments or equivalent non-cash instruments	1,040	—	1,040	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—
Other forms(4)	2,615	—	2,615	—	—	—	—	—
Other identified staff	93,352	18,642	74,710	—	—	9,985	28,627	19,553
Cash-based	45,384	9,074	36,310	—	—	—	9,074	—
Shares or equivalent ownership interests	41,872	9,278	32,594	—	—	9,673	18,951	18,951
Share-linked instruments or equivalent non-cash instruments	5,599	290	5,309	—	—	312	602	602
Other instruments	—	—	—	—	—	—	—	—
Other forms(4)	497	—	497	—	—	—	—	—
Total amount	136,940	26,350	110,590	—	—	15,261	41,611	29,451
(*) The data included in the template represents the best information available as of the date of publication of the report.
(1) The deferred remuneration awarded with respect to previous results periods already reported at the time of its awarding is included, in compliance with the provisions of the Guidelines on the remuneration comparison exercise, gender pay gap and higher ratios authorized under
Directive 2013/36/EU (EBA/GL/2022/06), adopted as its own by the Bank of Spain on December 21, 2022.

(2) Additionally, the update has been paid in accordance with the interannual CPI of the cash part of the deferred remuneration awarded with respect to previous periods of results that has been consolidated in fiscal year 2025. These amounts are the following: 5 thousand euros for a non-executive director, 132 thousand euros for executive directors, 144 thousand euros for the rest of the members of Senior Management and 663 thousand euros for the rest of the Identified Staff.

(3) The deferred variable remuneration generated in 2019 by a non-executive director in her previous capacity as a BBVA director is included.
(4) In accordance with the provisions of the Guidelines on the exercise of remuneration comparison, gender pay gap and higher ratios authorized under Directive 2013/36/EU (EBA/GL/2022/06), adopted as its own by the Bank of Spain on December 21, 2022, the “Discretionary
pension benefits” are included (15% of the agreed annual contribution to cover the contingency of retirement) corresponding to the 5 years prior to 2025 of the Chair and members of Senior Management.

(5) The corresponding remunerations of the executive directors and other members of Senior Management who had such status on December 31, 2025 are included. The information on the remuneration and other benefits to the Board of Directors and members of the Bank's
Senior Management is detailed in Note 54 of the report to the BBVA Group's Consolidated Annual Accounts for the year 2025.

p.295

Pillar 3 | 2025	> 5. Information on remuneration
The number of employees receiving remuneration of €1 million or more is as follows:

TABLE 91. EU REM4 - REMUNERATION OF €1 MILLION OR MORE PER YEAR

EUR	Identified staff that are high earners as set out in Article 450(i) CRR
1,000,000 to below 1,500,000	51
1,500,000 to below 2,000,000	16
2,000,000 to below 2,500,000	6
2,500,000 to below 3,000,000	5
3,000,000 to below 3,500,000	2
3,500,000 to below 4,000,000	1
4,000,000 to below 4,500,000	—
4,500,000 to below 5,000,000	1
5,000,000 to below 6,000,000	—
6,000,000 to below 7,000,000	1
7,000,000 to below 8,000,000	1
8,000,000 to below 9,000,000	—
(*) The data included in the template represents the best information available as of the date of publication of the report.
(**) Includes the sum of the fixed remuneration for the year 2025 and the total variable remuneration corresponding to 2025. Total variable remuneration corresponding to the year 2025, which includes both the Annual Variable Remuneration and, for the purposes of this report, other payments considered variable in accordance with the applicable regulations. For the initial determination of the 2025 Annual Variable Remuneration, and for the purposes of applying the deferral rules, the Short-Term Incentive generated and the Long-Term Incentive in the maximum level of achievement scenario (150% of the Target Long-Term Incentive) have been considered. However, the final amount of the 2025 Annual Variable Remuneration will depend on the result of the long-term indicators which, at the end of 2028, may be within an achievement range of between 0% and 150%. In addition, the 2025 Deferred Annual Variable
Remuneration is subject to ex post risk adjustments, related to the Risk Appetite Framework, which may imply the reduction, up to its entirety, of the deferred part whose consolidation and payment corresponds in each year, in the event that certain capital and liquidity thresholds are not reached.

The table below gives the total remuneration of the Identified Staff for the year 2025, broken down by area of activity:

p.296

Pillar 3 | 2025	> 5. Information on remuneration

TABLE 92. EU REM5 - INFORMATION ON REMUNERATION OF STAFF WHOSE PROFESSIONAL ACTIVITIES HAVE A MATERIAL IMPACT ON INSTITUTIONS’ RISK PROFILE (IDENTIFIED STAFF) (THOUSAND EUROS)

	Management body remuneration			Business areas						Total
	MB Supervisory function	MB Management function	Total MB	Investment banking(1)	Retail banking(2)	Asset management(3)	Corporate functions(4)	Independent internal control functions(5)	All other(6)
Total number of identified staff										376
Of which: members of the MB(7)	13	2	15
Of which: other senior management(7)				1	5	—	7	3	—
Of which: other identified staff(7)				56	76	17	103	93	—
Total remuneration of identified staff(8)	5,113	14,696	19,809	57,756	75,761	15,871	78,826	48,133	—
Of which: variable remuneration	—	8,039	8,039	24,893	28,371	8,523	25,472	14,233	—
Of which: fixed remuneration	5,113	6,657	11,770	32,863	47,390	7,348	53,354	33,900	—
(*) The data included in the template represents the best information available as of the date of publication of the report.
(1) Includes trading activities and other Investment Banking activities.
(2) Includes Retail, Business, Corporate and Insurance Banking activities.
(3) Includes Asset Management and Private Banking activities.
(4) Includes the support areas for the BBVA Group and the business support areas (Finance, Legal, Human Resources, etc.).
(5) Includes Risk Management, Internal Audit and Regulatory Compliance activities.
(6) Rest of activities not included in the previous categories.
(7) The information corresponding to the directors who have been directors during the year, the members of Senior Management who had such status on December 31, 2025, and the rest of the Identified Staff who have had such status during the year is included. The information on the remuneration and other benefits to the Board of Directors and members of Senior Management is detailed in Note 54 of the report of the Consolidated Annual Accounts of the BBVA Group corresponding to the financial year 2025.

(8) Includes the sum of the fixed remuneration corresponding to the 2025 financial year and the total variable remuneration corresponding to 2025, which includes both the Annual Variable Remuneration and, for the purposes of this report, other payments considered variable in accordance with the applicable regulations. For the initial determination of the 2025 Annual Variable Remuneration, and for the purposes of applying the deferral rules, the Short-Term Incentive generated and the Long-Term Incentive in the maximum level of achievement scenario
(150% of the Target Long-Term Incentive) have been considered. However, the final amount of the 2025 Annual Variable Remuneration will depend on the result of the long-term indicators which, at the end of 2028, may be within an achievement range of between 0% and 150%.
In addition, the 2025 Deferred Annual Variable Remuneration is subject to ex post risk adjustments, related to the Risk Appetite Framework, which may imply the reduction, up to its entirety, of the deferred part whose consolidation and payment corresponds in each year, in the event that certain capital and liquidity thresholds are not reached.

p.297

Pillar 3 | 2025	> 6. Information on the Corporate Governance System
6.Information on the Corporate
Governance System

6.1.Members of the Board of Directors of BBVA	299
6.2.Selection, suitability and diversity policy	305
6.3.Committees of the Board of Directors	307
6.4.Information flow on risk	309

p.298

Pillar 3 | 2025	> 6. Information on the Corporate Governance System
BBVA has a corporate governance system that is constantly evolving to adapt to the Bank’s strategy and to its particular circumstances and needs, in line with the corporate culture and values that define BBVA’s identity.
This system is geared toward promoting BBVA’s objectives and long-term interests and has taken shape on the basis of the following pillars:
1.An appropriate composition of the corporate bodies
2.A clear distribution of functions and interaction among them and senior management
3.A sound decision-making process and a robust informational model
4.A comprehensive monitoring, oversight and control system
5.A parent-subsidiary relationship model that allows for a coherent and  well-integrated internal governance at Group level.
The information regarding Entity’s corporate governance, contained in this Report, is complemented by the 2025 Annual
Corporate Governance Report which forms part of the Management Report by reference, and which has been submitted by the
Board to the Annual General Shareholders’ Meeting on 2026, as well as the BBVA Board of Directors selection, suitability and diversity policy; which are all of them available on the BBVA corporate website (www.bbva.com), in the “Shareholders and
Investors” – “Corporate Governance and Remuneration Policy” section.

p.299

Pillar 3 | 2025	> 6. Information on the Corporate Governance System
6.1.Members of the Board of Directors of BBVA
Article 435 (2) a), b) CRR
EU OVB a), b)
Below is the composition of BBVA’s Board of Directors for the year ended December 31, 2025, along with information on their professional profiles:
–Carlos Torres Vila has been Chair of the BBVA Board of Directors since December 2018 and he is also Chair of the
Executive Committee and the Technology and Cybersecurity Committee of the Board of Directors. He is also non-
executive director at the following entities of the BBVA Group: Grupo Financiero BBVA México, S.A. de C.V. and BBVA
México, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México. Previously, he was Chief Executive Officer of
BBVA from May 2015 to December 2018. He joined the BBVA Group in 2008 and has held various high-ranking roles since then, which include Head of Digital Banking from March 2014 to May 2015 and Head of Strategy and Corporate
Development from January 2009 to March 2014. In addition, he previously held positions of responsibility in other companies, such as Chief Financial Officer and Head of Corporate Strategy and member of the Executive Committee of
Endesa, as well as  elected partner at McKinsey & Company. He holds a degree in Electrical Engineering (BSc) and in
Business Administration from the Massachusetts Institute of Technology (MIT) and a degree in Law from the National
Distance Education University (UNED). He also completed a master’s degree in Management (MS) at the MIT Sloan
School of Management.

Count of positions in accordance with banking regulations*	1 executive position** (executive director of BBVA and non-executive director at BBVA Group entities**)
–Onur Genç has been Chief Executive Officer of BBVA since December 2018. Furthermore, he is non-executive director at the following entities of the BBVA Group: Grupo Financiero BBVA México, S.A. de C.V. and BBVA México, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México. He was President and CEO of BBVA USA and Country Manager of
BBVA in the United States between January 2017 and December 2018, Deputy CEO of Garanti BBVA between 2015 and
2017 and Executive Vice President of retail and private banking at Garanti BBVA between 2012 and 2015. He has also held positions of responsibility in different McKinsey & Company offices, having previously been a Senior Partner and Manager of its Turkish office. He holds a degree in Electrical Engineering (BSc) from the University of Bogaziçi in Turkey and a master’s degree in Business Administration (MSIA/MBA) from Carnegie Mellon University in the USA.

Count of positions in accordance with banking regulations*	1 executive position** (executive director of BBVA and non-executive director at BBVA Group entities**)
–José Miguel Andrés Torrecillas has been independent director of BBVA since March 2015 and Deputy Chair of the Board of Directors since April 2019. Additionally, he is Chair of the Audit Committee and the Appointments and Corporate
Governance Committee of the Board of Directors of BBVA. He has been an independent director at Obrascón Huarte Laín,
S.A. since 2025. His professional career is linked to Ernst & Young,  where he has held different positions of responsibility, including partner (1987), Managing Partner of the Banking Group (1989-2004), General Managing Partner of Audit and
Advisory Services (2001-2004) and Chair of Ernst & Young Spain (2004-2014). He has been a member of various organisations such as the ROAC (Official Registry of Auditors), the REA (Registry of Economic Auditors), the Governing
Board of the Spanish Institute of Financial Analysts, Empresa y Sociedad Foundation, Spanish Institute of Chartered
Accountants, Advisory Board of the Institute of Internal Auditors, and of the Institute of Chartered Accountants in England
& Wales (the ICAEW). He has also been a member of the Board of Directors of Zardoya Otis, S.A. from 2015 to 2022.He holds a degree in Economic and Business Sciences from Complutense University of Madrid and completed post-graduate studies in Management Programmes from IESE, Harvard and IMD.

p.300

Pillar 3 | 2025	> 6. Information on the Corporate Governance System

Count of positions in accordance with banking regulations*	2 non-executive positions (BBVA and Obrascón Huarte Laín, S.A.)
–Jaime Caruana Lacorte was appointed independent director of BBVA in March 2018. He was General Manager of the Bank
for International Settlements (BIS) between 2009 and 2017; between 2006 and 2009 he was Head of the Monetary and
Capital Markets Department and Financial Counsellor to the Managing Director of the International Monetary Fund (IMF);
between 2003 and 2006 he was Chair of the Basel Committee on Banking Supervision; and between 2000 and 2006 he was Governor of the Bank of Spain and member of the Governing Council of the European Central Bank. He is a member of the Group of 30 (G-30). He holds a degree in Telecommunications Engineering from the Escuela Técnica Superior de
Ingenieros de Telecomunicación (ETSIT) of the Universidad Politécnica de Madrid and he is a Commercial Technician and
State Economist.

Count of positions in accordance with banking regulations*	1 non-executive position (BBVA)
–Enrique Casanueva Nárdiz was appointed independent director of BBVA in March 2024. He has held various senior positions at international financial institutions, most notably at J.P. Morgan, where he served as Chair and CEO of Spain and Portugal and member of the EMEA Management Committee from 2006 to 2015; Head of Southern Europe, Nordic
Countries, Central and Eastern Europe, Ireland and Israel, and member of the EMEA Executive Committee from 2015 to
2017; as well as Senior Advisor and member of EMEA Advisory Council from 2019 to 2024. Previously, he was Managing
Director of Investment Banking Spain and Portugal at Banco Santander Investment between 1995 and 2000, and executive director of the Investment Banking area of Goldman Sachs between 1991 and 1995.  He holds a degree in
Industrial Engineering from the Universidad Politécnica de Madrid and a Master’s degree in Business Administration
(MBA), specializing in finance and strategy, from the Massachusetts Institute of Technology (MIT).

Count of positions in accordance with banking regulations*	1 non-executive position (BBVA)
–Sonia Dulá was appointed independent director of BBVA in March 2023. She is a director of Huntsman Corporation,
Acciona, S.A. and Corporación Acciona Energías Renovables, S.A., as well as a life member of the Council on Foreign
Relations. She has sat on the boards of directors of different entities such as Bestinver, Grupo Prisa, Millicom,
Hemisphere Media, Council of the Americas, Women’s World Banking and The Adrienne Arsht Center for the Performing
Arts. She has also sat on the international advisory board of Banco Itaú (Brazil) and has been a member of the Young
Presidents Organization (YPO) and the Global Diversity and Inclusion Council of Bank of America. She has held positions of responsibility at Bank of America Merrill Lynch, such as Head of Corporate and Investment Banking for Latin America
(2007–2010), Head of Wealth Management for Latin America (2010–2013) and Vice Chair Latin America (2013–2018).
She also spent part of her career at Goldman Sachs Group, as executive director and Vice President of Investment
Banking and Capital Markets between 1986 and 1995. She holds a BA in Economics from Harvard University (United
States) and an MBA in  Finance from Stanford Graduate School of Business (United States).

Count of positions in accordance with banking regulations*	3 non-executive positions (BBVA, Huntsman Corporation and companies of Acciona Group)
–Raúl Galamba de Oliveira has been independent director of BBVA since March 2020 and Lead Director since April 2022.
Moreover, he is Chair of the Risk and Compliance Committee of the Board of Directors of BBVA. He is independent Chair of the Board of Directors of CTT – Correios de Portugal, S.A. and non-executive director at José de Mello Capital. His career path has been mainly linked to the firm McKinsey & Company, where he was appointed partner in 1995 and Head

p.301

Pillar 3 | 2025	> 6. Information on the Corporate Governance System
of the global financial services practice in 2000. In this firm he has held other senior positions, including Managing Partner of Spain and Portugal (2005-2011), Managing Partner of the Global Risk practice (2013-2016), member of the Global
Shareholders’ Council (2005-2011), member of the Global Partner Election and Evaluation Committees (2001-2017),
member of the Remuneration Committee (2005-2013) and Chair of the Global Learning Board (2006-2011). He is a
graduate in Mechanical Engineering from the Instituto Superior Técnico (IST) in Portugal, holds a master’s degree (MS) in
Mechanical Engineering-Systems from IST and an MBA from the Nova School of Business Economics in Portugal.

Count of positions in accordance with banking regulations*	3 non-executive positions (BBVA, CTT- Correios de Portugal, S.A. José de Mello Capital)
–Belén Garijo López has been director of BBVA since March 2012, as other external director since March 2024. She has been Chair of the Executive Board and CEO of the Merck Group since 2021, Chair of the European side of the EU-Japan
Business Round Table, member of the Executive Committee of the German Chemical Industry Association, member of the European Round Table for Industry, member of The Business Council and member of the European Innovation
Council (EIC). She has been a member of the Board of Directors of L’Oréal from 2014 to 2024, and she has held various positions of responsibility at Abbot Laboratories (1989-1996), Rhône-Poulenc (1996-1999), Aventis Pharma (1999-2004),
Sanofi Aventis (2004-2011), and Merck (since 2011). She is graduated in Medicine from the University of Alcalá de
Henares in Madrid and a specialist in Clinical Pharmacology at Hospital de La Paz – Autonomous University of Madrid.
She also holds a master’s degree in Business and Management from the Ashridge Management School (UK).

Count of positions in accordance with banking regulations*	1 executive position (Merck Group) and 1 non-executive position (BBVA)
–Connie Hedegaard Koksbang has been independent director of BBVA since March 2022. She is  independent director at
Danfoss A/S. She participates on an ongoing basis in international forums, organizations and foundations such as member of the Board of Trustees of the European Climate Foundation, Chair of the OECD’s Round Table on Sustainable
Development, member of the Climate and Environment Advisory Council of the European Investment Bank (EIB),
member of the Board of Trustees of Villum Foundation, Chair of the European Commission’s Mission Adaptation to
Climate Change, including Social Change, Chair of the Board at Aarhus University, member of the Sustainability Advisory
Committee at Volkswagen and advisor to the Board of Gazelle Wind Power Limited. She has been director of Cadeler A/S from 2020 to 2023 and member of the supervisory board of Nordex SE from 2016 to May 2022. She has held various positions in the public sector in Denmark and the European Union, such as EU Commissioner for Climate Action, Danish
Minister for Climate and Energy, Minister for Environment, and Minister for Nordic Cooperation. She holds a Master’s
Degree in Literature and History from the University of Copenhagen.

Count of positions in accordance with banking regulations*	2 non-executive positions (BBVA and Danfoss A/S )
–Lourdes Máiz Carro has been independent director of BBVA since March 2014. She is non-executive director of
Actividades de Construcción y Servicios, S.A. She was Secretary of the Board of Directors and Head of Legal Services at
Iberia, Líneas Aéreas de España from 2001 to 2016. She has also been a director of several companies, including Renfe,
GIF (Gerencia de Infraestructuras Ferroviarias – Railway Infraestructure Administrator, now ADIF), the ICO (Instituto de
Crédito Oficial – Official Credit Institution), INISAS, Compañía de Seguros y Reaseguros, S.A., Aldeasa, Almacenaje y
Distribución, and Banco Hipotecario. In 1992, she became Attorney for the State and held various senior positions in the
Public Administration, including Director of the Cabinet of the Assistant Secretary of Public Administration, Director of
the Cabinet of the Assistant Secretary of Education; General Director of Administrative Organization, Personnel and IT,
General Director of the Sociedad Estatal de Participaciones Patrimoniales (SEPPA) within the Ministry of Economy and

p.302

Pillar 3 | 2025	> 6. Information on the Corporate Governance System
Finance and Technical General Secretary of the Ministry of Agriculture, Fisheries and Food. She holds a bachelor’s degree in Law and Philosophy and Educational Sciences from Complutense University of Madrid, and a doctorate in philosophy.

Count of positions in accordance with banking regulations*	2 non-executive positions (BBVA and Actividades de Construcción y Servicios, S.A.)
–Cristina de Parias Halcón has been other external director of BBVA since March 2024. She is an independent director at
Endesa, S.A. and Sanitas Seguros as well as director at Diezma, S.L. She currently sits on the Board of Trustees of the
BBVA Microfinance Foundation and of Fundación Professor Uría. She was a member of the Board of Directors of BBVA
México, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México and Grupo Financiero BBVA México, S.A. de
C.V. until 2024. From 1998 to 2019, she held various senior positions at BBVA as head of the Consumer Finance subsidiary (Finanzia) and CEO of Uno-e Bank, Head of New Digital Businesses, Territorial Head of the Central Region and
Country Manager for Spain and Portugal. She was Head of Marketing and Multichannel Sales for retail clients and Head of the Personal Banking Business Unit (CitiGold), both positions held at Citibank from 1991 to 1998. She holds a degree in
Law from the University of Seville and an MBA from IESE Business School, Barcelona.

Count of positions in accordance with banking regulations*	4 non-executive positions (BBVA, Endesa, S.A., Sanitas Seguros y Diezma, S.L.)
–Ana Peralta Moreno has been independent director of BBVA since March 2018. She is currently independent director of
Grenergy Renovables, S.A. and of Inmobiliaria Colonial, SOCIMI, S.A. She has held various positions at a number of financial institutions, notably serving as an independent director at Grupo Lar Holding Residencial, S.A.U. (2017–2018),
independent director at Deutsche Bank SAE (2015–2018), independent director at Banco Etcheverría, S.A. (2013–2014), and Senior Advisor at Oliver Wyman Financial Services (2012–2018). She has been Chief Risk Officer and member of the
Management Committee at Banco Pastor, S.A. (2008-2011) and held different positions at Bankinter, S.A., including Chief
Risk Officer and member of the Management Committee (2004-2008). She is a graduate in Economic and Business
Sciences from Complutense University of Madrid. She also completed a Master’s programme in Economic-Financial
Management at CEF, a Programme for Management Development (PMD) at Harvard Business School and PADE
(Programa de Alta Dirección de Empresas  - senior management programme) at IESE.

Count of positions in accordance with banking regulations*	3 non-executive positions (BBVA, Grenergy Renovables, S.A. and Inmobiliaria Colonial SOCIMI, S.A.)
–Ana Revenga Shanklin has been independent director of BBVA since March 2020. She is the Chair of the Remunerations
Committee of the Board of Directors of BBVA. She is a member of the Board of Trustees of the BBVA Microfinance
Foundation and a member of the Advisory Board of ESADE EcPol - Center for Economic Policy and Political Economy
since 2019. She has been Chair of the Board of Trustees of the ISEAK Foundation between 2018 and 2025. She was also
Associate Professor at the Walsh School of Foreign Service at Georgetown University from 2019 to 2021 and Senior
Fellow at The Brookings Institution from 2018 to 2023. She is also non-executive director of Revenga Ingenieros, S.A.Her career path has been mainly linked to the World Bank, where, after holding several technical and management positions in
East Asia and the Pacific, Europe and Central Asia, Latin America and the Caribbean, she held various senior positions, including Senior Global Director of Poverty and Equity between 2014 and 2016 and Deputy Chief Economist between 2016 and 2017. She is a graduate (BA) in Economics and Mathematics from Wellesley College in the United States, she completed a graduate programme (MA) and a PhD in Economy at Harvard University, and holds a Certificate in Human
Rights from the Faculty of Law at the University of Geneva (Switzerland).

p.303

Pillar 3 | 2025	> 6. Information on the Corporate Governance System

Count of positions in accordance with banking regulations*	2 non-executive positions (BBVA and Revenga Ingenieros, S.A.)
–Carlos Salazar Lomelín has been director of BBVA since March 2020, with the status of other external. He is director of
Sukarne, S.A. de C.V., Alsea, S.A.B. de C.V. and CYDSA Corporativo S.A. de C.V. Furthermore, he is non-executive director at the following entities of BBVA Group: Grupo Financiero BBVA México, S.A. de C.V., BBVA México, S.A., Institución de
Banca Múltiple, Grupo Financiero BBVA México, BBVA Seguros México, S.A. de C.V., Grupo Financiero BBVA México,
BBVA Pensiones México, S.A. de C.V., Grupo Financiero BBVA México and BBVA Seguros Salud México, S.A. de C.V.,
Grupo Financiero BBVA México. His career path has also been linked to the Grupo Fomento Económico Mexicano S.A.B.
de C.V. (Femsa) between 1973 and 2019, in roles such as General Manager of Cervecería Cuauhtémoc-Moctezuma,
Manager of Coca Cola Femsa and General Manager of Femsa. He participates in a range of educational institutions and social and business organisations and forums. He has been a professor of economics for more than 40 years at the
Instituto Tecnológico y de Estudios Superiores de Monterrey, where he is currently the President of the Business Schools.
He has also been Chair of Mexico’s Business Coordinating Council (Consejo Coordinador Empresarial) between 2019 and
2022. He holds a bachelor’s degree in Economics and postgraduate studies in Business Administration from the
Monterrey Institute of Technology and Higher Education.

Count of positions in accordance with banking regulations*	4 non-executive positions** (entities of BBVA Group**, Sukarne, S.A. de C.V., Alsea, S.A.B. de C.V. and CYDSA Corporativo, S.A. de C.V.)
–Jan Verplancke has been independent director of BBVA since March 2018. He is an advisor to the internal advisory board at Abdul Latif Jameel and CEO of Vestraco, S.à.R.L. He was a non-executive director of Cambridge Solutions (India) from
2006 to 2009 and a non-executive director of Monitise (United Kingdom) from 2008 to 2011. In his professional career he has served as Chief Information Officer (CIO) and Group Head of Technology and Banking Operations at Standard
Chartered Bank from 2004 to 2015, Vice President of Technology and Chief Information Officer (CIO) for EMEA at Dell
from 1999 to 2004, as well as Vice President and Chief of Architecture and Vice President of Information - Youth Division
at Levi Strauss between 1994 and 1999. He holds a bachelor’s degree in Sciences, specialising in Computer Science, from the Programming Centre of the North Atlantic Treaty Organization (NATO) in Belgium.

Count of positions in accordance with banking regulations*	1 non-executive position (BBVA) and 1 executive position (Vestraco, S.à.R.L.)
* The applicable banking regulation (Act 10/2014 on the regulation, supervision and solvency of credit institutions and the
Circular 2/2016 on the supervision and solvency) stipulates that directors of credit institutions may not simultaneously hold more positions than those provided for in the following combinations: a) one executive position and two non-executive positions; or b) four non-executive positions.
** In accordance with Rule 34.2 of Circular 2/2016, on the supervision and solvency, executive or non-executive positions held within the same group will count as a single position; and the existence of an executive position in the joint count of several positions will determine the classification of the position resulting from the set as executive.
Moreover, in accordance with Rule 34.3 of this Circular, positions held in non-profit organizations or entities or companies pursuing non-commercial purposes will not count when determining the maximum number of positions provided in the previous star “*”.

p.304

Pillar 3 | 2025	> 6. Information on the Corporate Governance System
The Board of Directors has submitted to the 2026 General Shareholders’ Meeting the reelection of Sonia Dulá, Raúl Galamba de Oliveira and Ana Revenga Shanklin, as independent directors, the reelection of Carlos Salazar Lomelín, as other external director; as well as the appointment of Jorge Montalbo Todolí, as independent director, for the statutory period of three years.

p.305

Pillar 3 | 2025	> 6. Information on the Corporate Governance System
6.2.Selection, sustainability and diversity policy
Article 435 (2) b), c) CRR
EU OVB b), c)
The Bank has a Policy on the selection, suitability and diversity of BBVA’s Board of Directors (the “Selection Policy”), approved by the Board of Directors, that sets out the principles and criteria governing the process for the selection, appointment and renewal of
BBVA Board members, as well as the legal requirements that directors must meet, including those relating to suitability. The
Policy also provides for elements and objectives concerning the composition of the corporate bodies, including diversity, the purpose of which is to ensure that the corporate bodies properly and effectively exercise their functions; all of this in the Bank's best corporate interest.
In this sense, the Selection Policy states that BBVA’s Board of Directors will promote diversity in the composition of the Bank's corporate bodies by encouraging the inclusion of people with different profiles, qualities, knowledge, training and experience.
In addition, to ensure that the corporate bodies have an adequate and balanced composition, the Selection Policy provides that directors’ renewal and selection processes will encourage diversity of their members, based on the needs of the Bank at all times.
In particular, efforts will be made to ensure that the Board of Directors has a balanced representation of men and women. In selection processes for new Bank directors, carried out as part of the progressive refreshment process of the corporate bodies, the Appointments and Corporate Governance Committee shall ensure that they promote diversity and that, in general, they are free from implicit biases that may lead to discrimination.
Furthermore, the Committee will ensure that these selection processes facilitate the selection of a sufficient number of female directors so as to guarantee a balanced representation of women and men, endeavouring to ensure that women who match the relevant professional profile are included amongst potential candidates.
To this end, the Appointments and Corporate Governance Committee has set a target for representation of the lesser-represented gender, namely that female directors should represent at least 40% of the members of the Board of Directors.
Additionally, the aim is for the composition of the Board of Directors to feature an appropriate balance between the different types of director, for non-executive directors to represent an ample majority over executive directors and for the number of independent directors to account for at least 50% of the total number of directors.
Under the Selection Policy, the corporate bodies will also assess the diversity of skills, experience and knowledge, combining profiles who have experience and knowledge of the Group, its businesses and the financial sector in general, with others who have training, skills, knowledge and experience in other areas and sectors relevant to the Bank.
In addition, BBVA's corporate bodies may take any other diversity factor into consideration that is relevant at any given moment to adapt the composition of the corporate bodies to the needs of the Bank, including criteria such as training, professional experience, knowledge, origin or age; thus ensuring an adequate balance so that that the corporate bodies can properly and effectively exercise their functions.
In the framework of the above, the Appointments and Corporate Governance Committee analysed, on the occasion of the assessment of the operation of the Board in 2024, the structure, size and composition of the Bank’s corporate bodies, the conclusions of which were taken into account to submit the corresponding proposals for the re-election of directors that were submitted to the Bank's Annual General Shareholders' Meeting held in 2025.
As a result of the foregoing, the Board of Directors submitted to the 2025 Annual General Meeting the re-election of Carlos Torres
Vila, Onur Genç and Connie Hedegaard Koksbang, as directors of the Bank, which allowed to maintain the presence of women on the Board of Directors at 46.67% and the diversity of knowledge, skills and experience (national and international) in essential areas for BBVA, which allows for a balanced, diverse and qualified composition.

p.306

Pillar 3 | 2025	> 6. Information on the Corporate Governance System
The Appointments and Corporate Governance Committee, as part of the annual Board assessment process for the 2025 financial year, also carried out the periodic analysis of the structure, size and composition of the Board of Directors, in accordance with its
Regulations and the Selection Policy, to ensure that they are adequate for the performance of their functions.
As a result of the above, the Appointments and Corporate Governance Committee found that the composition of the Board, as a whole, is appropriate, diverse and adapted to the needs of the corporate bodies, integrating individuals with different profiles, knowledge and professional experience, combined with diversity in terms of gender and nationality, providing it with an in-depth understanding of the environment, the strategy, activities, businesses and risks of the Bank and its Group; and that it consists of a high number of independent directors whose level of dedication and participation make it possible for the Bank’s corporate bodies to fulfil their functions in the best corporate interest.
In this regard, the composition of the Board complies with the requirements and objectives set out in the applicable regulations, in its Regulations and in the Selection Policy, highlighting that there is an adequate balance between the different types of directors, with a large majority of non-executive directors (13 out of 15, that is, 87%) and independent directors (10 out of 15, that is, 67%), and with a level of gender diversity that meets the targets assumed by the Board.
The Board is also broadly diverse in terms of skills, knowledge and experience - both domestic and international, which has been reinforced as a result of the renewal process carried out year after year, which have brought in new members who have contributed to strengthening the Board's wealth of skills, knowledge and expertise in areas of special relevance for the management and supervision of the Bank.
As a result of the analysis of the size, structure and composition of the corporate bodies carried out within the framework of the evaluation process for the 2025 financial year, and taking into consideration the expiration of the term of some of the Bank’s directors in 2026 and other circumstances that may affect the composition of the Board, the Appointments and Corporate
Governance Committee has continued to promote the progressive renewal process of the corporate bodies so that they can continue to have the most appropriate composition for the best performance of their functions, which has culminated in the proposals submitted to the 2026 Annual General Shareholders’ Meeting, in accordance with the information that is available to shareholders through the BBVA corporate website, and described in the section above.
All of this allows the Board, as a whole, to have an adequate and diverse composition at all times and in-depth knowledge of the environment, strategy, activities, businesses and risks of the Bank and its Group, resulting in a balanced composition adapted to the needs of the corporate bodies, and therefore helping to ensure that it operates at all times in the Company’s best interests.

p.307

Pillar 3 | 2025	> 6. Information on the Corporate Governance System
6.3.Committees of the Board of Directors
Article 435 (2) d) CRR
EU OVB d)
BBVA’s Bylaws provide that the Board of Directors may, for the better performance of its functions, establish such committees as it deems necessary to assist it on matters within its remit.
Thus, the Board of Directors has established the following committees: Executive Committee, Audit Committee, Appointments
and Corporate Governance Committee, Remuneration Committee, Risk and Compliance Committee and Technology and
Cybersecurity Committee.
The committees of the Board of Directors, except the Executive Committee, are composed by a majority of independent directors
(the Audit Committee and the Risk and Compliance Committee are composed exclusively by independent directors).
Below is the composition of each committee as of December 31, 2025:

Directors	Executive Committee	Audit Committee	Appointments and Corporate Governance Committee	Remunerations Committee	Risk and Compliance Committee	Technology and Cybersecurity Committee
Carlos Torres Vila	X					X
Onur Genç	X
José Miguel Andrés Torrecillas	X	X	X
Jaime Caruana Lacorte	X		X		X
Enrique Casanueva Nárdiz		X			X
Sonia Dulá		X			X
Raúl Galamba de Oliveira			X		X	X
Belén Garijo López	X		X
Connie Hedegaard Koksbang		X
Lourdes Máiz Carro		X		X
Cristina de Parias Halcón			X			X
Ana Peralta Moreno		X		X
Ana Revenga Shanklin				X	X	X
Carlos Salazar Lomelín				X
Jan Verplancke				X		X
The Board of Directors holds monthly ordinary meetings in accordance with the annual meeting schedule drawn up, and extraordinary meetings as often as deemed necessary. The committees will meet whenever they are convened by their chair, in accordance with the provisions established in the specific Regulations of each committee.
Below is detailed the meetings held by the Board of Directors and by its committees in 2025 financial year:

TABLE 93. NUMBER OF MEETINGS HELD BY THE BOARD OF DIRECTORS AND BY ITS COMMITTEES

Governing body	No. meetings in 2025
Board of Directors	15
Executive Committee	16
Audit Committee	14
Risk and Compliance Committee	22
Appointments and Corporate Governance Committee	5
Remunerations Committee	5
Technology and Cybersecurity Committee	7

p.308

Pillar 3 | 2025	> 6. Information on the Corporate Governance System
All the committees of the Board of Directors have their own regulations, approved by the Board of Directors, which include their compositions, organisational and operational rules, available on the Bank’s corporate website, www.bbva.com, under
“Shareholders and Investors”, “Corporate Governance and Remuneration Policy”, in the “Board Committees” section.
The information regarding the activity carried out by each committee in 2025 financial year is included in the 2025 Annual
Corporate Governance Report (section 6); as well as in the report detailing the activity carried out by each committee in the exercise of their functions during the 2025 financial year. Both the Annual Corporate Governance Report and the report of each committee are available on the Bank’s corporate website, www.bbva.com, under “Shareholders and Investors”, “Corporate
Governance and Remuneration Policy” section.

p.309

Pillar 3 | 2025	> 6. Information on the Corporate Governance System
6.4.Information flow on risk
Article 435 (2) e) CRR
EU OVB e)
In accordance with BBVA's corporate governance system, the Board of Directors of the Bank has certain assigned functions in risk-related matters, concerning both the management dimension — specifically, in connection with the adoption of the corresponding most relevant decisions — as well as to the monitoring and supervision of the adopted decisions and the management of the Bank.
In particular, the Board of Directors is responsible for establishing the Group's risk strategy and, in the exercise of this function, for determining the risk control and management policy, which is materialized in the General Risk Management and Control Model
(the "Model"), the BBVA Group's Risk Appetite Framework and in the framework of the policies for the management of the different types of risks (financial and non-financial) to which the Bank is or may be exposed, and which contain the basic guidelines for managing and controlling risks uniformly across the Group, in a consistent manner with the Model and the Risk Appetite
Framework.
Furthermore, in parallel with the function of defining the risk strategy and within the scope of its risk monitoring, supervision and control functions, the Board of Directors monitors the evolution of BBVA Group risks as well as the risks affecting each one of its main geographical and/or business areas, ensuring that they comply with the BBVA Group's Risk Appetite Framework, and is also responsible for overseeing internal information and control systems.
To guarantee an adequate performance of its management and supervision functions, the Board relies on the work carried out by its different Committees, in accordance with the matters within the scope of their remit and as established in the Regulations of the Board and in the regulations of its Committees, as well as on the information and documentation submitted by the executive areas responsible for managing and controlling risks within the Group (the Global Risk Management Area and, as regards non-
financial risks and the internal control model, the Regulation and Internal Control Area).
Thus, for the adequate performance of its duties, the Board of Directors of BBVA, as a credit institution, is assisted by the Risk and
Compliance Committee, which provides support mainly, in matters related to the management and supervision of risks, and the
Executive Committee, which helps ensure its alignment with the established strategy.
In general, the Risk and Compliance Committee meets twice a month, in order to carry out a permanent and adequate monitoring of the evolution of the risks of the Group.
As of December 31, 2025, this Committee is made up of non-executive directors, and a majority of independent directors, including its Chair, all of them with sufficient knowledge, capacity and experience to understand and control the risk strategy of the
Bank and its Group.
The Risk and Compliance Committee's main task is to support the Board of Directors in determining and monitoring the Group’s risk control and management policy, which includes both financial and non-financial risks; by submitting to the Board the Model and the Group’s Risk Appetite Framework proposals, based on the strategic-financial approach which is determined by the Board of Directors or the Executive Committee, thus ensuring its alignment with the Group's Strategic Plan in force at all times. In addition, the Risk and Compliance Committee proposes, in a manner consistent with the Group's Risk Appetite Framework approved by the Board, the Group's financial and non-financial risk control and management policies; and also participates in the decision-making process regarding the strategic corporate projects or transactions presented to the Board of Directors or the
Executive Committee, assessing the associated risks.
On the other hand, the Risk and Compliance Committee monitors the evolution of the risks faced by the Group and their level of adequacy with regard to the Group's Risk Appetite Framework and the established general policies, with greater frequency and with a sufficient degree of granularity, which enables the adequate performance of its functions. Therefore, the Risk and
Compliance Committee obtains a holistic and global vision of all risks of the Group, both financial and non-financial, without

p.310

Pillar 3 | 2025	> 6. Information on the Corporate Governance System
prejudice to the support provided to the Board and the Risk and Compliance Committee by other Committees, which receive information on certain non-financial risks by virtue of their speciality.
This monitoring by the Risk and Compliance Committee of the different types of risks, financial and non-financial, is reported by the executive areas through three types of reports: (i) a general overview of the Group's risks, provided monthly by the Head of
Global Risk Management, supplemented, with respect to non-financial risks, with the monthly report from the Head of Regulation
& Internal Control; (ii) an overview on the most relevant risks of the main geographical and business areas in which the Group develops its activity, through six-monthly reports from the Heads of Risks in each relevant geographical or business area; and (iii)
an update by type of risk, provided by means of the regular reports from the executives responsible for each type of risk within the
Group (financial and non-financial) and on a more frequent basis in credit risk matters (retail and wholesale), as well as in the different non-financial risks (including, among others, the compliance risk).
In addition to the risk monitoring function performed by the Risk and Compliance Committee, the Executive Committee monitors the evolution of the Group's risk profile through the monthly reports provided by the Head of Global Risk Management.
Besides the activity of both committees on risk-related matters, the Board of Directors itself is informed on a regular basis about the evolution of the Group's main risks, both financial and non-financial, through the monthly activity reports of the Risk and
Compliance Committee, as well as the quarterly reports of the Head of Global Risk Management, the Head of Regulation & Internal
Control and the Chair of the Risk and Compliance Committee and the annual report specifically submitted by the Group's head of
RCS Engineering, who reports to the Head of Regulation and Internal Control.
Thus, the Board, with support from its committees, establishes the Group's risk strategy and oversees and controls the evolution of all the risks in the Group and its main geographical or business areas.
For more details on the activity of the Board of Directors' committees in risk-related matters in 2025, please refer to BBVA's 2025
Annual Corporate Governance Report and the report on Board committees’ activity in 2025, both available on BBVA's corporate website (www.bbva.com), under the "Shareholders and Investors”, “Corporate Governance and Remuneration Policy” section.

p.311

Pillar 3 | 2025	> 7. Prudential disclosures on environmental, social and governance risks
7.Prudential disclosures on
environmental, social and governance
risks

p.312

Pillar 3 | 2025	> 7. Prudential disclosures on environmental, social and governance risks
7.1.Introduction and governance model
7.1.1. Sustainability as a growth engine
Sustainability is integrated into BBVA's activity within a context of structural transformation driven by climate change and the need to advance towards more efficient and resilient economic models. This process incorporates considerations related to the protection of natural capital and the social sphere.
The world is experiencing an era of unprecedented change, and sustainability represents a major long-term opportunity:
Banks have a fundamental role to play, financing this transformation and channeling resources towards decarbonization technologies that offer long-term profitability.
Within this framework, BBVA addresses this challenge with a holistic vision that integrates three key areas across the geographies in which it operates:
In its strategic plan for the period 2025-2029, BBVA has set a new target of €700 billion for sustainable business channeling to support individuals, businesses, and corporations in their transformation. This represents more than doubles the previous target of €300 billion for the 2018-2025 period and is more ambitious, as it is planned for a shorter timeframe. In 2025, BBVA channeled
17 Growth compared to the same period of the previous year, excluding the activity of BBVA Asset Management and the BBVA Microfinance Foundation.

p.313

Pillar 3 | 2025	> 7. Prudential disclosures on environmental, social and governance risks a total of €134 billion into sustainable business, marking a record year and representing 44%17 growth compared to the same period of the previous year:
18 The European Commission’s Omnibus process is a legislative initiative that aims to harmonize, simplify, and update multiple European Union legal acts through a single joint proposal. Ultimately, it will reduce regulatory complexity, avoid overlaps and duplication, and improve consistency across sectoral regulatory frameworks, particularly in areas such as ESG disclosures.

p.314

Pillar 3 | 2025	> 7. Prudential disclosures on environmental, social and governance risks
7.1.2. Regulatory framework
Implementing technical standards on ESG risk
On January 24, 2022, the European Banking Authority published its final draft Implementing Technical Standards (ITS) amending the CRR with regard to Pillar 3 disclosures on environmental, social and governance (ESG) risks.
These ITS were subsequently incorporated into the body of European Union law through Commission Implementing Regulation
(EU) 2022/2453 of November 30, 2022, amending the implementing technical standards laid down in Implementing Regulation
(EU) 2021/637 with regard to the disclosure of environmental, social and governance risks. Subsequently, Implementing
Regulation (EU) 2024/3172 included the same requirements on environmental, social and governance risks already set out in
Implementing Regulation (EU) 2022/2453.
In May 2025, the EBA published consultation document CP/2025/07, on amendments to the aforementioned Implementing
Regulation. The proposal introduces tougher and proportionate ESG risk requirements, with the aim of increasing the transparency and consistency of disclosures, in line with the European Commission’s Omnibus proposal18. The proposal provides for transitional provisions and supervisory flexibility so that during the transitional period, the publication requirement for certain information, particularly information related to the European Taxonomy, is not prioritized, given that it is currently under review. In
August 2025, the EBA published a No Action Letter stating that, as from June 2025 and until the new ITS enter into force, supervisory priority will not be given to the disclosure of certain information, including templates EU 6 to EU 10, as well as specific data points in templates 1 and 4 related to the EU Taxonomy.
7.1.3. Governance model
Functions and responsibilities of the Corporate Bodies
Article 449 bis CRR - Table (1) e), Table (2) d)
BBVA’s sustainability governance model is integrated within the Group’s corporate governance system, under the terms detailed below.
BBVA has a corporate governance system comprised of a set of principles, rules, and mechanisms that integrate and regulate the structures and operation of its Corporate Bodies (hereinafter, the System or the Corporate Governance System). This System is
primarily defined by the provisions of the Bylaws, the regulations of its various Corporate Bodies, and the Bank's general policies approved by the Board of Directors.

p.315

Pillar 3 | 2025	> 7. Prudential disclosures on environmental, social and governance risks
The System is aligned with BBVA’s culture and values and is geared towards achieving the Group’s social interest and purpose. To ensure this, the Board oversees its effectiveness, adapting it, when deemed necessary or appropriate, to the environment in which its Group operate, taking into account applicable regulatory and supervisory requirements, industry best practices, and the opinions of various stakeholders.
Within the framework of the Corporate Governance System, regarding its functions, the Board of Directors is responsible for those established at any given time by applicable legislation and the Bylaws, and specifically those detailed in Article 18 of its
Regulations.
Among other functions, and as an essential part of the Corporate Governance System, the Board of Directors is empowered, pursuant to Article 18.1. a) i) of its Regulations, to approve the Entity's general policies and strategies. In exercising this power, the
Board has defined a general management and control framework, comprised of the Group's main strategic and forward-looking decisions (including the Strategic Plan, the Budget, and the Risk Appetite Framework), and has approved a series of general policies containing the Board of Directors' main guidelines for the management and oversight of the Group's various areas of activity.
Furthermore, the Board, either directly or through its Committees, generally monitors the implementation of decisions, including overseeing the implementation of the aforementioned general management and control framework, and supervising the management of the Company and its Group.
To ensure the proper fulfillment of its functions, the Board of Directors has a governance model that guarantees the participation of all directors, with full freedom of judgment, and whose fundamental pillars are: (i) appropriate decision-making, oversight, and control processes; (ii) a comprehensive, transparent, adequate, and consistent information model; and (iii) proactive management of identified conflicts of interest, both actual and potential.
Governance model of the Corporate Bodies on matters of sustainability
Article 449 bis CRR - Table (1) e), f), g), Table (2) d), e)
Within the framework of the Group's overall management and control structure, the Board of Directors has approved the Strategic
Plan for 2025-2029, which includes, as one of its six strategic priorities, "Boost sustainability as a growth engine". In this regard, the Corporate Bodies are promoting the integration of sustainability, encompassing ESG aspects, into all of the Group’s businesses and activities from a global perspective, and ensuring the appropriate management of the material impacts, risks, and opportunities arising from it.
To assist them in the above, the Bank has the Global Sustainability Area, which is responsible, among other things, for designing and promoting the implementation of the Group's strategic sustainability agenda and business development in this area; for establishing the Group's objectives in these matters; and for promoting and coordinating the different lines of work of the Group's areas in this area, establishing for all of them the objective of promoting integrity in the relationship with the different stakeholders.
Furthermore, the various executive areas promote the different facets of sustainability within their respective areas of responsibility, considering them in the definition of their strategies, work plans, initiatives, and resource management, and establishing, where appropriate, objectives and metrics to measure the progress made by each area in these areas.
In particular, they are addressed in the Strategic Plan, which incorporates sustainability as one of its strategic priorities, namely
"Boost sustainability as a growth engine"; in the budget, which establishes annual targets for strategic indicators related to sustainability, among others; and in the Risk Appetite Framework, which includes references to sustainability in the Risk Appetite
Statement, as well as specific metrics related to sustainability (e.g. the Net High Transition Risk metric and the decarbonization metric for the lending portfolio).
Furthermore, various sustainability-related issues are also integrated into the Group's general policies, which establish the basic management guidelines in different areas of particular relevance to the proper development of the Bank's activity.

p.316

Pillar 3 | 2025	> 7. Prudential disclosures on environmental, social and governance risks
In this context, BBVA’s Corporate Governance System provides the Corporate Bodies with a holistic view of the different elements that contribute to sustainability and long-term value creation, which the environment classifies as “ESG” factors or that should be included within the concept of “sustainability”. This view encompasses, among other aspects, the management of the environmental impact arising both from the Bank’s own activity and from that of its customers in relation to climate change; the management of social issues, both internally and in its interaction with society and, in particular, with customers; as well as governance aspects linked to the Group’s conduct and aimed at ensuring responsible and appropriate business conduct.
In particular, in carrying out the management and oversight functions related to sustainability, the Board of Directors has adopted a governance model that centers on the Board itself and relies on the specialized assistance of its various committees on matters within their respective areas of competence.
In the case of the Executive Committee, it supports the Board of Directors in decision-making and the ongoing monitoring of
BBVA's sustainability strategy and objectives. The Executive Committee also supports the Board in overseeing the development and implementation of the strategy by the Group's various executive areas.
Meanwhile, the Risk and Compliance Committee supports the Board in integrating sustainability into the analysis, planning, and management of the Group's financial and non-financial risks, and in monitoring their implementation.
The Audit Committee oversees the process of preparing and the content of the information that must be formulated by the
Corporate Bodies regarding sustainability for publication as part of the Group's public information.
The Appointments and Corporate Governance Committee, in addition to assisting the Board in evaluating the effectiveness of the
Corporate Governance System described above, also ensures that sustainability-related competencies are taken into account when analyzing the composition of the Board of Directors.
On the other hand, the Remuneration Committee analyzes the selection and monitors the evolution of strategic indicators linked to variable remuneration, including those related to sustainability.
Lastly, the Technology and Cybersecurity Committee supports the Board of Directors in monitoring the Group’s technology strategy, as well as in overseeing technology risk and cybersecurity management, in a complementary and coordinated manner with the other Board committees.

p.317

Pillar 3 | 2025	> 7. Prudential disclosures on environmental, social and governance risks
Through this governance model, the Corporate Bodies define, oversee, and monitor the implementation of the Group's sustainability strategy, taking into account the impacts, risks, and opportunities it generates for the BBVA Group. It also allows the
Corporate Bodies to establish or oversee the establishment, at the executive level as appropriate, of the Group's objectives in these areas and to monitor progress toward achieving them.
Integration of sustainability at the executive level across areas
The implementation of the sustainability strategy, approved by BBVA’s Corporate Bodies, requires cross-functional integration at the executive level. For this implementation, the Group has a Global Sustainability Area, whose head reports directly to both the
Chairman, regarding transformation and sustainability strategy, and the CEO, regarding business matters.
Thus, the implementation of the sustainability strategy is cross-cutting throughout the Group, with all its areas responsible for progressively incorporating it into their strategic agenda and work practices. To this end, the Global Sustainability Area is responsible, among other things, for designing and driving the implementation of the Group’s strategic sustainability agenda
(focusing on combating climate change, protecting natural capital, and inclusive growth) and developing business in this area;
establishing the Group's objectives in these matters; and promoting and coordinating the Group’s various lines of work in this area, developed by the different areas; while maintaining, across all areas of the Group, the objective of promoting integrity in relationships with different stakeholders.
In this way, the sustainability governance model in the Group integrates the governance model of the Corporate Bodies with a cross-cutting structure in the executive field led by the Global Sustainability Area, which drives the execution of the strategic priority in the different areas of the Group, in accordance with the main areas of action foreseen in the Sustainability General Policy of the Group (climate change and protection of natural capital as well as inclusive growth).
As shown in the above figure, the Global Sustainability Area incorporates dependencies from the business units of both
Commercial Client Solutions and Retail Client Solutions as well as CIB, a business unit with which it shares its Head, with the aim of strengthening and accelerating the integration of sustainability into the Group's business.
In addition, BBVA has developed a network of experts made up of specialists in sustainability across different areas of the Group
(Retail Client Solutions, Commercial Client Solutions, CIB, Asset Management, GRM, Finance, Regulation & Internal Control, Legal,
Internal Audit, and the Global Sustainability Area itself). These specialist teams are responsible for building knowledge in the field

p.318

Pillar 3 | 2025	> 7. Prudential disclosures on environmental, social and governance risks of sustainability within the Group, aimed at developing customer-focused proposals and solutions, as well as for supporting the different areas in the design and implementation of new value propositions in the field of sustainability, the integration of sustainability risks into risk management, the management of non-financial risks, and the definition of a public sustainability agenda and standards.
In 2022, the Sustainability Alignment Steering Group (hereinafter, the SASG) was created with the aim of putting forward proposals and monitoring the alignment objectives for the sectors for which specific targets have been set, as well as overseeing compliance with those objectives. This committee is led by the Global Head of Sustainability & Corporate & Investment Banking
and is composed of the global heads of Risk Management, Commercial Client Solutions and Strategy & M&A.
Following its passage through the SASG, the monitoring of compliance with the objectives, including the explanation of possible deviations and redirection measures (if applicable) is presented on a quarterly basis for review at the highest executive level and subsequently to the Corporate Bodies, with a minimum frequency of biannually.
With regard to the area of ESG public disclosure, the Group has an ESG Reporting Committee. The Committee serves as a coordination and support body at executive level aimed at ensuring that the information to be disclosed on sustainability matters that is to be formulated by the Corporate Bodies of the BBVA Group reflects the sustainability objectives and strategy, risk management model and relevant quality standards. The Committee is led by the Finance area and the following areas participate in it: the Global Sustainability Area, Global Risk Management, Regulation & Internal Control, Legal Services, the General
Secretariat, Data, the Chair’s Office, Talent & Culture, Strategy, Communications and Internal Audit.
On the other hand, the Group has a specific ESG dispute management procedure whose objective is to identify existing preventive processes and establish the methodology for managing and resolving such incidents. In this context, it also highlights the due diligence process carried out when verifying compliance with the Environmental and Social Framework and the Equator Principles.
For this purpose, there are decision-making and operational analysis bodies, such as the New Business Committee (hereinafter, the NBC), which assess the results of the analysis of customer and project controversies. This committee, which meets at least weekly and maintains a sector-based approach, evaluates transactions involving CIB and corporate segment customers, taking into account both the specific environmental, social and governance risk factors affecting them, as well as other relevant factors.
Transactions approved by the NBC must also be submitted to the wholesale credit risk management committees for assessment.
To facilitate these decision-making processes, the GRM CIB ESG Risk team (which performs the CIB Reputation function) may request additional analyses from the Holding Reputation unit. This unit periodically reports the Group’s reputational risks, including the assessment of ESG risks from this perspective, to the Corporate Assurance Committee and to the Board’s Standing
Executive Committee.”
In addition, high-level oversight and governance are exercised over these processes. In this context, two key bodies are responsible for monitoring and strategy direction:
–The CIB Engagement Oversight Group Client Committee (hereinafter, CEOG) monitors engagement and support plans with customers within the framework of assessing compliance with the Environmental and Social Framework (which are described in greater detail in section 7.3.1. about strategy and business processes). The CEOG meets annually by default, although ad-hoc meetings may be held as and when needed.
–The Wholesale and Sustainability Committee is the main decision-making and monitoring body for the actions related to the integration of climate and environmental risk within BBVA's risk management framework. Its responsibilities include planning processes, the definition of appetite, and decision-making at the customer, transaction, or portfolio level, within the scope of credit risk, markets, and structural risks. This is implemented through:
–Taxonomies of climate and environmental risks and their evolution.
–Methodological decisions in emission calculation engines impacting RAF metrics.

p.319

Pillar 3 | 2025	> 7. Prudential disclosures on environmental, social and governance risks
–Approval of specific tools not considered as models.
–Decisions on the adoption of external models or the development of in-house calculation capabilities for climate and environmental risk.
–Review and feedback from Wholesale & Sustainability Risk on the proposals to revise the Environmental and
Social Framework by the Global Sustainability Area.
For more information, see chapters 7.2., 7.3. and 7.4. on environmental, social and governance risk, under the sections on strategy and risk management in this report, also mention issues related to the governance approach in the ESG field.
Activities of the Corporate Bodies on sustainability matters of frequency of meeting
Article 449 bis CRR – Table (1) h), Table (2) f)
The Board of Directors has approved the Strategic Plan for 2025-2029, which incorporates, as one of its six strategic priorities,
"Boost sustainability as a growth engine" and a Sustainability General Policy, that defines and establishes the general principles, objectives, and management and control guidelines that the Group will follow regarding sustainable development, and whose oversight falls to the Board itself.
In addition, the Board of Directors has adopted other specific management decisions in the field of sustainability, including the establishment of a strategic sustainable business channeling indicator, setting a target of €700 billion for the 2025–2029 period, which also forms part of the indicators established for employee incentives, following the achievement in 2025 of the €300 billion sustainable business channeling target set for the 2018 to 2025 period; and portfolio decarbonization targets in certain sectors, aligned with the objective of achieving net zero emissions by 2050.
To monitor and control the implementation of the decisions adopted by the Board of Directors regarding sustainability, the
Corporate Bodies rely on periodic reports received from both the Global Sustainability Area and the various areas of the Group, which incorporate sustainability into their business and activity reporting. These reports are submitted by the executive areas to the Corporate Bodies according to their respective responsibilities, either on a regular basis or on an ad hoc basis.
To this end, it is worth noting that in 2025, the Corporate Bodies received regular, specific reports from the Global Sustainability
Area, enabling them to monitor the various aspects of the strategy related to sustainability and the established objectives in this area, as well as the Group's main projects and lines of work in this field. Likewise, the Group's different business and global areas reported to the Corporate Bodies on their activities, which include sustainability as a key pillar, given its strategic priority for the organization. These reports detailed the specific initiatives, projects, and activities undertaken, and the resources available for implementing this priority.
In this regard, within the framework of reporting on sustainability to the Corporate Bodies reports have been presented twice to the Board and twice to the Executive Committee.
Remuneration policy with objectives related to environmental and social risks
Article 449 bis CRR - Table (1) i), Table (2) g)
BBVA has the following remuneration policies in place, designed within the framework of the specific regulations applicable to credit institutions and taking into account best practices and recommendations on matters of remuneration both locally and internationally (the “Remuneration Policies”):
1.The General Remuneration Policy of the BBVA Group, which applies, in general, to all Group employees, including BBVA's
Senior Management, with the exception of BBVA's executive directors, (the "General Remuneration Policy of the BBVA Group"
or the "Policy") and aims to regulate the remuneration of the Group's employees, establishing the particularities applicable to certain groups of employees, such as personnel who perform control functions, personnel who perform functions related to the sale of products and the provision of services to customers and personnel whose professional activities significantly affect the risk profile (the "Identified Collective").

p.320

Pillar 3 | 2025	> 7. Prudential disclosures on environmental, social and governance risks
2.BBVA's Directors' Remuneration Policy applies to all members of the Board of Directors, both executive and non-executive, and aims to regulate their remuneration systems. It was approved by BBVA's Annual General Meeting of Shareholders held on
March 17, 2023, for the 2023, 2024, 2025, and 2026 financial years, and is available on BBVA's corporate website
(www.bbva.com).
Both Remuneration Policies are based on the same general principles and are geared towards the recurring generation of value for the Group, the alignment of the interests of its employees and shareholders, prudent risk management, and the development of the defined strategy.
Regarding the integration of sustainability into the corporate variable compensation model, BBVA has a corporate model for annual variable compensation that, in general, applies to all employees, based on their roles, including executive directors, with certain specific provisions arising from their position as directors.
This corporate variable compensation model consists of an incentive that reflects performance measured through the achievement of objectives associated with annual financial and non-financial performance indicators at the Group, area, and individual levels (except in the case of executive directors, whose annual variable compensation is calculated exclusively based on
Group indicators). These indicators take into account the strategic priorities defined by the Group, as well as current and future risks, and allow annual variable compensation to be linked to the degree of achievement of the BBVA Group's strategy.
In fiscal year 2025, the level of achievement of the annual Group-wide indicators, which are shared by the executive directors, the rest of BBVA’s Senior Management and the Group’s workforce, amounted to 115% (126% in 2024), based on the results achieved for each of the financial and non-financial indicators. The level of achievement of the annual Group-wide indicators for incentive purposes is detailed below:

TABLE 94. ANNUAL VARIABLE REMUNERATION 2025 – ANNUAL FINANCIAL AND NON–FINANCIAL INDICATORS (BBVA GROUP) (MEASUREMENT PERIOD 2025)

	2025				2024
Annual indicator	Weight (1)	Goal	Result (2)	Level of attainment	Weight (1)	Goal	Result (2)	Level of attainment
RORC	35%	0.1936	0.2113	123%	20%	19.34%	20.98%	142%
Net attributable profit	15%	9,646 mill. €	10,511 mill. €	122%	20%	8,957 mill. €	10,054 mill. €	150%
Enterprise fee income	10%	2,350 mill. €	2,577 mill. €	110%	n/a	n/a	n/a	n/a
Efficiency ratio	n/a	n/a	n/a	n/a	20%	41.13%	40.00%	118%
Net Promoted Score (NPS) (3)	15%	100	91	91%	15%	100	102	102%
Target customers (3)	15%	100	112	112%	15%	100	97	97%
Sustainable business channeling	10%	114,740 mill. €	133,778 mill. €	122%	10%	76,349 mill. €	92,737 mill.€	136%
n/a: not applicable.
(1) Weights set for the annual variable remuneration associated with the corporate model for the 2024 and 2025 financial years for BBVA Group staff, including executive directors.
(2) Results for incentive purposes.
(3) For the NPS and target customers indicators, targets are at country level. The Group's achievement for these indicators is calculated as the average weighted by the net margin of the achievements obtained by the countries.

In particular, the annual indicators include the sustainable business channeling indicator, which measures the volume of sustainable business channelled by BBVA in the environmental area (which includes climate and natural capital) and in the social area, and is directly related to the Group’s strategic priority of “Boost sustainability as a growth engine”. Likewise, these indicators include the NPS, which seeks to assess customers level of recommendation, as well as the factors that influence this decision.
19 BBVA publishes all information related to compliance with social and governance factors in the Annual Management Report.

p.321

Pillar 3 | 2025	> 7. Prudential disclosures on environmental, social and governance risks
In the case of the members of the Identified Collective, including the executive directors, their annual variable remuneration under the corporate model includes a short-term incentive, calculated on the basis of the annual indicators described above, and, additionally, a long-term incentive. The long-term incentive will be calculated based on the results of a set of group-wide, multi-
year financial and non-financial indicators, which prioritize value creation and profitability for shareholders and for the Group over the long term, as well as the progressive achievement of the Group’s sustainability goals and objectives.
Among the indicators used to calculate the long-term incentive include a portfolio decarbonization indicator, which measures the level of achievement of the decarbonization targets for a number of sectors for which BBVA has set specific objectives and is therefore directly linked to the BBVA Group’s strategic priority of “Boost sustainability as a growth engine”. In addition, an indicator measuring the evolution of the percentage of women in management positions across the BBVA Group is included, which is fully aligned with the Group’s strategic priority of “Strengthen our empathy, succeed as a winning team”, guided by BBVA’s
Purpose and its values and behaviors.
The long-term indicators used to calculate the long-term incentive for the Identified Collective, including the executive directors and the rest of BBVA’s Senior Management, which forms part of the annual variable remuneration under the corporate model for fiscal year 2025, and whose achievement will be determined at the end of the corresponding measurement period (at year-end
2028), are detailed below:

TABLE 95. LONG-TERM INCENTIVE FOR THE IDENTIFIED GROUP 2025 – LONG–TERM INDICATORS (BBVA GROUP) (MULTI–YEAR MEASUREMENT PERIOD WITH TARGETS FOR 2028)

	Weight
Long-term indicator	2025	2024
Tangible Book Value per share (TBV per share)	40%	40%
Relative Total Shareholder Return (Relative TSR)	40%	40%
Decarbonization of the portfolio	15%	15%
Percentage of women in management positions	5%	5%
Both the short-term incentive and the long-term incentive are calculated by reference to the respective target incentives of each beneficiary, which represent the amount of the incentive in the event that 100% of the pre-established objectives are achieved.
Specifically, regarding the executive directors, their annual variable remuneration consists of a short-term and a long-term incentives, which, in 2025, are weighted at 64% and 36%, respectively.
Taking these weightings into account, together with those assigned to each of the annual and long-term indicators, the non-
financial or sustainability-related indicators —NPS, target customers, sustainable business channeling, decarbonization of portfolio and the percentage of women in management positions— represent, both in 2025 and 2024, 32.8% of the executive directors’ target annual variable remuneration.
Commitment to employee and labor standards compliance, customer protection and product responsibility19
Article 449 bis CRR – Table (2) d)
With its aim of strengthen empathy and succeed as a winning team among the Group’s six strategic priorities, BBVA reaffirms its commitment to talent management as a key asset of the new 2025–2029 Strategic Plan. To achieve this, BBVA promotes a corporate culture aligned with its purpose and values that fosters empathy, integrity and excellence in service. All of this reinforces the Group’s ability to generate differentiated customer experiences, which is decisive in advancing the strategic priority of “Embed a Radical Client Perspective in all we do”.
20 The adjusted gap calculation includes 89.4% of the Group’s employees. The remaining employees cannot be included in the calculation because they are associated with positions in which there is no representation of both genders.
21The median is used for this calculation, since this statistical indicator is less affected by the presence of biases in the distribution of extreme values and better represents the Group’s real situation.

p.322

Pillar 3 | 2025	> 7. Prudential disclosures on environmental, social and governance risks
Within the framework of BBVA's new strategy the Group has redefined its roadmap around four fundamental pillars, on which it has launched various initiatives throughout 2025.
–The Group's cultural transformation seeks to strengthen employees’ connection with customers in order to bring the new purpose to life. To this end, throughout 2025 this transformation was reinforced through the evolution of processes, work habits and signals of change.
–The strategic talent planning ensures that the Group has the appropriate organizational structures and teams to successfully execute the strategic plans of each area, in an environment where artificial intelligence is transforming the ways of working.
–BBVA is reinforcing its commitment to attracting and developing top talent, promoting a meritocratic culture based on leadership and excellence, supporting internal mobility, and developing a diverse and inclusive environment.
–Finally, BBVA is fostering an emotional connection between employees and the company – a “love brand” – by promoting work-life balance, supporting social initiatives, and enhancing the employee experience through streamlined internal processes. In this regard, the Group has launched a new global engagement survey, which results show a high level of employee engagement with BBVA, with a participation of 79% of staff  and a consolidated Group score of 90 out of 100, placing it 15 points above the benchmark of the company Kantar.
Remuneration policies
The corporate governance system defined by the Board of Directors, which guarantees sound management and supervision of the
Group, includes gender-neutral remuneration policies and practices, compatible with prudent and effective risk management, aimed at encouraging responsible conduct and fair treatment of customers, while helping to avoid conflicts of interest and promoting competitive remuneration.
BBVA's remuneration policies are gender-neutral, reflecting equal remuneration for the same functions or functions of equal value, and not establishing any difference or discrimination based on gender. The remuneration model rewards the level of responsibility, the functions performed and the track record of each employee, ensuring internal equity and external competitiveness, as well as equal pay between men and women.
The BBVA Group’s20 adjusted pay gap21 for the 2025 and 2025 financial years is 0.3% y 0.6%, respectively.

p.323

Pillar 3 | 2025	> 7. Prudential disclosures on environmental, social and governance risks
Code of Conduct
The Code of Conduct establishes that all members of the BBVA Group must act with integrity and responsibility, respecting applicable laws and regulations, and demonstrating the prudence and professionalism befitting the trust placed in BBVA by its customers and shareholders.
To strengthen awareness and understanding of the code of conduct, BBVA offers a mandatory corporate course that all employees complete periodically (generally every three years). This course includes messages from Senior Management, who address various aspects of conduct relevant to employees' daily work, thus reflecting Senior Management's commitment to strengthening the company culture. The Compliance function monitors course completion, establishing mechanisms and reminders for those who have not yet finished.
Additionally, the Group offers various courses on business ethics, notably the Anti-Corruption Policy training.
Labor rights
Working conditions, along with the rights and obligations of the Group's staff, are regulated by rules, agreements and collective and individual agreements, in compliance with the legal provisions in force in each geography where BBVA operates.
In accordance with the above, the regulatory framework governing the conditions of the entire workforce is as follows:
–Labor regulations applicable in each of the geographies where BBVA operates. These consist of laws, regulations, or rules issued by the competent authorities in each geography and apply to all employees in that region.
–Sectoral agreements signed with the corresponding trade unions, which complement and, where appropriate, improve the provisions of applicable labor regulations. For example, in Spain, the Banking Collective Bargaining Agreement is
negotiated within the banking sector and applies to its employees; this is the agreement that applies to BBVA, S.A.
–Bilateral agreements between the entity and the unions that may take place in each of the Group's companies. These must comply with the provisions of the regulations or sectoral agreements, and may improve upon them.
–Unilateral measures carried out by each entity to improve what is provided for in the previous aspects.
To ensure regulatory compliance, coordinate negotiation processes, and monitor the effectiveness of agreements reached, BBVA has local labor relations and advisory teams in each geography. In companies without dedicated teams, specialized external lawyers are hired. Additionally, a global team with a comprehensive view of labor issues provides guidance and strategic advice to the local teams.
The agreements described are updated as frequently as required by regulations or as determined by the negotiating parties.
Employees' working conditions and rights are communicated through standard internal channels —Intranet, Talent & Culture portal, electronic communications, corporate forums, employment contracts, and onboarding—, ensuring transparency and accessibility of information.
This labor legislation, which regulates the obligations and rights of workers, covers a wide range of aspects of working conditions, such as working hours, vacations and leave (paid or unpaid), types of contracts, disciplinary procedures, remuneration and benefits, etc.
22 High-emitting sectors: Oil & Gas (upstream), Power (generation), Auto (manufacturers), Steel (manufacturers), Cement (manufacturers), Coal (thermal coal mining),
Aviation (airlines), Shipping (operators), Real Estate (residential), Real Estate (commercial), Aluminum (primary production). The geographical scope of the 2030 interim emission reduction target for the Real Estate sector (commercial and residential) is Spain.

p.324

Pillar 3 | 2025	> 7. Prudential disclosures on environmental, social and governance risks
7.2.Environmental risk
7.2.1. Strategy and business processes
Sustainability in the business model and corporate environment
Article 449 bis CRR - Table (1) a), b)
BBVA strengthens sustainability as a driver of differential growth, with the ambition of continuing to lead a transformation that represents a major opportunity and requires significant investments in key industries, productive sectors, and value chains. To succeed, the Group supports its customers with specialized advice and provides the necessary financing to meet the demand for more efficient and environmentally responsible energy solutions, while maintaining its commitment to the social sphere. In this way, BBVA consolidates sustainability as an essential pillar of competitiveness and long-term development.
BBVA integrates climate change management as a cornerstone of its corporate strategy. In this regard, the Group has defined a decarbonization roadmap that makes it possible to identify, measure and reduce the environmental impact of its activity, promoting a transition toward a low-carbon economy that encompasses both its operating footprint and its financial activity.
Accordingly, the Group has established emissions reduction targets for both its loan portfolio22, and its own operations through the Global Eco-Efficiency Plan (hereinafter, the GEP).
Furthermore, as presented in section 7.1.1. on sustainability as a growth engine, BBVA promotes the channeling of sustainable business as a strategic axis to address the transition to a low-carbon economy.
The performance achieved in 2025 represents progress towards meeting the €700 billion channeling target set by the Group for the 2025-2029 period: BBVA reached a record €134 billion channeled into sustainable business during 2025, of which €104 billion is associated with the environmental domain, and the remainder with social activities.

p.325

Pillar 3 | 2025	> 7. Prudential disclosures on environmental, social and governance risks
The Group develops specific initiatives in the environmental field and carries out differentiated monitoring of the distribution channel according to each customer segment:
Criteria for determining the sustainable business channeling
To determine the sustainable business channeling, BBVA takes into account the following regulations and main market standards:
–Existing regulations: these primarily consider the current taxonomies of sustainable activities in the different geographical areas where it has a presence.
–Market Standards for dedicated-purpose products and activities: these mainly include the Green Bond Principles and
Social Bond Principles of the International Capital Markets Association, as well as the Green Loan Principles and Social
Loan Principles of the Loan Market Association.
–Market Standards for general-purpose products and activities (usually linked to ESG indicators or criteria to incentivize positive sustainability behavior): these include the Sustainability-Linked Bond Principles of the International Capital
Markets Association and the Sustainability-Linked Loan Principles of the Loan Market Association.
–Internal Standards: BBVA also applies internal standards inspired by local taxonomies (in the European case, considering the element of “substantial contribution” to the environmental objectives defined by these taxonomies) and market best practices. These standards may incorporate a degree of flexibility when applied in non-European regions, with the aim of reflecting national characteristics and avoiding the exclusion of emerging markets. BBVA also assesses the sustainable activities of its customers that comply with internal standards and/or applicable regulations, based on their publicly available information. For this purpose, it may use external data providers and recognized business certifications.
Sustainable business channeling amounts are calculated using internal criteria based on both internal and external information, whether public, supplied by customers, or provided by third-parties (primarily data providers and independent experts).
Integration of sustainability into financial planning
To strengthen the cross-cutting integration of sustainability, BBVA has incorporated other aspects related to sustainability into its day-to-day operations, both in its relationship with customers and in its internal processes, including its management control and reporting processes. The following actions can be highlighted:
–Progressive integration of sustainability into financial reports for Senior Management and the business areas.
In Spain for example, these reports include an analysis of the trend in profits and returns and the impact on the income statement, and certain decisions on how best to allocate internal resources are made on the basis of this information.
23 The figure includes information from Spain, Mexico, Turkey, Argentina, Colombia, Peru, Uruguay and Holding.

p.326

Pillar 3 | 2025	> 7. Prudential disclosures on environmental, social and governance risks
–Use of financial information for decision-making based on the sustainability axis.
Likewise in Spain, for example, this information includes data on sustainable business channeling, profitability, percentage of penetration of sustainable activity, as well as balance sheets and income statements that enable the Group to monitor the sustainable business for each segment of activity.
–Incorporating global and local sustainability projects into the SDA (Single Development Agenda) project agenda.
The SDA is a uniform governance framework through which projects are prioritized and the financial resources and human capital necessary for their execution are allocated. The amount allocated to sustainability-related projects totalled
€42 million in 2025 (€52.5 million in 2024)23.
Alignment of the loan portfolio with the Paris Agreement
Article 449 bis CRR - Template 3
To advance decarbonization, BBVA:
–Develops a decarbonization strategy for the loan portfolio and investment products, tailored to the specific characteristics of each sector and supported by specific transition plans, with metrics and monitoring systems that enable the continuous assessment of decarbonization progress and data-driven decision-making.
–Sets intermediate emission reduction targets for 2030, which steer the loan portfolio's evolution towards pathways aligned with decarbonization scenarios, in accordance with the Guidelines for Climate Target Setting for banks issued by the United Nations Environment Programme Finance Initiative (UNEP-FI).
Considering the above, in 2021 BBVA announced its objective of phasing out thermal coal activities, by ceasing to finance companies involved in these activities in 2030 in developed countries by 2040 globally (under the terms of the Environmental and
Social Framework).
Likewise, in 2021, using the PACTA (Paris Agreement Capital Transition Assessment) methodology, BBVA published its 2030 alignment targets for the Power Generation, Automobile, Steel and Cement sectors. The Net Zero scenario of the International
Energy Agency (IEA_NZE) and the Institute for Sustainable Futures Sectoral Pathways to Net Zero Emissions (ISF-NZ) was used as a benchmark. In 2023, the International Energy Agency published an update to the 2050 net zero emissions scenario. BBVA’s interim decarbonization targets to 2030 published in 2021 remain unchanged.
During the year 2022, BBVA published its alignment target for the Oil & Gas sector. BBVA was involved in defining a specific set of guidelines for this sector. However, given its significance in terms of global emissions, the PCAF methodology has been used for the calculation and a scope 1, 2 and 3 absolute emission reduction target has been set for the upstream Oil & Gas sector (which includes oil exploration, drilling, extraction and production).
In 2023, the 2030 alignment targets were published for the Aviation and Shipping sectors. As a benchmark, the net zero scenario of the Institute for Sustainable Futures’ Sectoral Pathways to Net Zero Emissions (ISF-NZ) for Aviation and the emissions reduction strategy for Shipping set by the International Maritime Organization (IMO) in 2023 were used.
Finally, in 2024, BBVA published its 2030 intermediate emission reduction targets for additional sectors: the Aluminum sector and the commercial and residential Real Estate sectors in Spain. For the Aluminum sector, the Net Zero scenario of the International
Aluminium Institute (IAI) and the 1.5°C Roadmaps of Mission Possible Partnership (MPP) were used as references; these are science-based benchmarks recognized by the industry.In the case of the real estate sector, the scope of the target is limited to
Spain, and the Integrated National Energy and Climate Plan (PNIEC) was used as the reference roadmap defining national targets for emissions reduction, renewable energy penetration and energy efficiency. This scenario forms the basis of BBVA’s assumptions, and its successful implementation will be key to achieving the proposed decarbonization targets.

p.327

Pillar 3 | 2025	> 7. Prudential disclosures on environmental, social and governance risks
The following table shows, for the sectors in which alignment objectives have been defined for 2030, a breakdown of the chosen metrics, the gross carrying amount, the alignment for the reference year, as well as the distance to the scenario considered:

p.328

Pillar 3 | 2025	> 7. Prudential disclosures on environmental, social and governance risks

TABLE 96. ESG3: BANKING BOOK - CLIMATE CHANGE TRANSITION RISK: ALIGNMENT METRICS (12-31-2025)

Sector	NACE Sectors	Portfolio gross carrying amount (Million euros)	Description	Alignment metric	Year of reference	Distance to IEA NZE2050 in the year 2030	Target (year of reference + 3 years)
Power	See Annex for detail	10,841	Average kilograms of CO₂ per MWh	102	2024	(21)%	—
Automotive	See Annex for detail	3,234	Average grams of CO₂ per vehicle-km	136	2024	36%	—
Aviation	See Annex for detail	504	Average grams of CO₂ per passenger-km	98	2024	37%	—
Cement, clinker and lime production	See Annex for detail	813	Average kilograms of CO₂ per ton of production	724	2024	49%	—
Iron and steel, coke, and metal ore production - Steel	See Annex for detail	2,112	Average kilograms of CO₂ per ton of production	1,126	2024	24%	—
Fossil fuel combustion - Oil & Gas	See Annex for detail	2,001	Millions of tonnes of CO₂	5.7	2024	(38)%	—
Fossil fuel combustion - Coal	See Annex for detail	52	Exposure (Million euros)	107.1	2024	—%	—
Maritime Transport - Minimum	See Annex for detail	182	Alignment delta g CO₂ / (dwt-nautic miles)	14.7	2024	—%	—
Maritime Transport - Striving	See Annex for detail	182	Alignment delta g CO₂ / (dwt-nautic miles)	21.7	2024	—%	—
Residential Real Estate (RRE)	See Annex for detail	70,863	kg CO₂/m2/year	20.6	2024	108%	—
Commercial Real Estate (CRE)	See Annex for detail	8,115	kg CO₂/m2/year	18.9	2024	102%	—
(*) Accounting portfolios: "At amortised cost", "Fair Value through Other Comprehensive Income (FVOCI)", "Fair Value through P&L" and "Non-tradable at Fair Value Through Profit or Loss". Instruments: loans and advances, fixed income and equities. Sectors: non-financial corporations. Special features: main activity code information (NACE) used for internal management and reporting.  The data included in the template represents the best information available as of the date of publication of the report.

(**) Reduction targets to 2030 have been defined for the following sectors: 52% in Electricity, 46% in Automotive, 23% in Steel, 17% in Cement, all with base year 2020; 30% in Oil & Gas with base year 2021; 18% in Aviation with base year
2022; in 30% and 44% in Residential and Commercial Real Estate respectively with base year 2023. In Maritime Transport, the alignment delta is calculated by reference to the annual trajectory set by the IMO. BBVA aims to eliminate its exposure to coal customers by 2030 in developed countries and by 2040 globally.

(***) BBVA sets portfolio alignment targets for 2030 in line with industry practices and draws up a decarbonization scenario year by year. One of the EBA's requests is to draw up short-term targets (3 years), and there is a path to decarbonization but it is not an objective officially communicated by the Group. In Oil and Gas, since it is an absolute metric (tons of CO₂e) a distance cannot be established in each NACE, and the distance of the sector as a whole must be taken into account.

(****) Coal exposure includes financing provided and committed credit limits.
24 Excluding the Netherlands and Romania.

p.329

Pillar 3 | 2025	> 7. Prudential disclosures on environmental, social and governance risks
Methodological notes on the alignment calculation
Scope
The analysis was carried out for BBVA, S.A., BBVA Mexico, BBVA Peru, BBVA Argentina, BBVA Colombia and Garanti BBVA24. In
the real estate sector, both commercial and residential, the alignment calculation applies only to properties in Spain. According to the PACTA methodology, emission intensity is calculated for the part of the value chain where the majority of emissions are generated, in order to optimize emissions within the sector. In this way, it is assumed that aligning the part of the value chain responsible for emissions aligns the sector as a whole.
Calculation of the metric

TABLE 97. CALCULATION OF THE PACTA METRIC

PACTA sector and value chain	Metric	Scope of emissions	Scenario	Methodology
Oil and Gas (upstream)	Absolute emissions (million ton CO2e)	1&2&3	IEA_NZE	PCAF
Power (generation)	Emission intensity (kg CO2e/MWh)	1&2	IEA_NZE	PACTA
Auto (manufacturers)	Emission intensity (g CO2/v-km)	3	IEA_NZE	PACTA
Steel (manufacturers)	Emission intensity (kg CO2e/ton of steel)	1&2	ISF-NZ	PACTA
Cement (manufacturers)	Emission intensity (kg CO2e/ton cement)	1&2	IEA_NZE	PACTA
Coal (thermal coal)	Total amount (€Mn) (2)	n/a	n/a	n/a
Aviation (airlines)	Emissions intensity (g CO2/PKM) (3)	1	ISF-NZ (3)	PACTA
Maritime transport (operators)	Alignment delta (g CO2e/ (dwt*nautical miles)) (4)	1&2&3	IMO	IMO
Residential real estate (operational emissions) (1)	Emissions intensity (kg CO2e/m2/y)	1&2	PNIEC	PCAF
Commercial real estate (operating emissions) (1)	Emissions intensity (Kg CO2e/m2/y)	1&2	PNIEC	PCAF
Aluminum (primary manufacturing) (1)	Alignment delta (ton CO2e/ton aluminum) (4)	1&2	IAI&MPP	SAFF
n/a: not applicable.
* BBVA has set the goal of phasing out its exposure to coal customers by 2030 in developed countries and by 2040 globally, under the terms of its
Environmental and Social Framework.
(1) In 2024, closing data for the Commercial real estate, Residential Real Estate, and Aluminum sectors were not published, as a full 12-month cycle had not yet elapsed since the publication of the applicable targets, in accordance with the guidelines for setting climate targets for banks of the United Nations Environment
Programme Finance Initiative (UNEP-FI).
(2) The total amount of the loan portfolio weighted by revenues from thermal coal mining or by the installed capacity for the generation of electrical energy derived from thermal coal with coal customers (defined in the terms of the Environmental and Social Framework) amounts to €1,341 million as of December 31,
2025. The total amount of the loan portfolio weighted by revenues from thermal coal mining or by the installed capacity for the generation of electrical energy derived from thermal coal with coal customers that have limited expectations of making the transition in time to meet BBVA's coal phase-out objective as of the same date amounts to €81 million.
(3) The ISF-NZ scenario does not consider the belly freight factor. BBVA portfolio metric in gCO2/PKM adjusted for the annual belly freight factor.
(4)  A positive score indicates that the portfolio intensity is higher than required by the decarbonization pathway. A negative score or 0 indicates that the portfolio intensity is aligned.
25 The primary provider of emissions intensity information is Asset Impact (formerly Asset Resolution), which provides asset information for the portfolio included in the calculation scope.
26 Oil & Gas companies with exploration, drilling, and extraction activities.

p.330

Pillar 3 | 2025	> 7. Prudential disclosures on environmental, social and governance risks
The metrics used are emission intensity per unit of production for sectors that use the PACTA methodology (Power Generation,
Steel, Cement, Automotive and Aviation) and for the Maritime Transport, Real Estate (both commercial and residential), and
Aluminum sectors. To calculate the metric, each customer is assigned25 an emissions intensity figure based on their production capacity. The portfolio alignment metric for each sector is calculated as the weighted average of each customer’s emission intensity, weighted by their share in the portfolio. Each customers weight corresponds to the financing provided, adjusted by the percentage of their activity and the different technologies used in their economic activity.
In this calculation, the customer total exposure is used (disbursed plus committed but not disbursed), except for the Oil & Gas sector, where the portfolio alignment metric is an absolute emissions metric with a 2021 baseline, and the reduction target is only associated with disbursed financing.
Specifics in the metrics used of certain sectors:
Oil & Gas
The metric for the fossil fuel sector (Oil & Gas) has been defined based on absolute emissions financed. It comprises the three scopes (1, 2 and 3) of the upstream26 and parent companies operating within the industry, and emission reduction targets have been set. The methodology used is PCAF. First, the in-scope exposure of each customer is defined, meaning the customer subsidiaries with upstream business. Once this exposure has been calculated, it is used to calculate an emissions attribution factor as indicated by PCAF. This factor is used to calculate the emissions to be attributed to BBVA as financier.
Aviation
In the case of the Aviation sector, most airlines, when calculating the emissions intensity of their aircraft, equate the cargo carried by the aircraft with the passengers equivalent to that cargo. Therefore, they include total emissions in the numerator and the aircraft’s total load in the denominator, equating passengers and cargo (emissions CO2/pkm “passenger kilometer”). BBVA’s external provider’s database includes total aircraft emissions in the numerator but does not include cargo transported in the denominator (its passenger equivalent). This makes it hard to compare the metric with our peers, with what is reported by the airlines and with the various scenarios, and it ends up overestimating the emissions intensity of each aircraft. BBVA makes an initial calculation of the metric using the available data, without altering the supplier’s data. To facilitate analysis, the intensity data is subsequently calculated by applying a load factor correction, and is thus published in the non-financial information statement.
Following this methodological adjustment, the figure stands at 85 g CO2/pkm).
Shipping
For the Shipping sector, a methodology inspired by the main alignment methodology of the sector has been used. For each customer and each vessel, an emission intensity was calculated and compared individually with the IMO scenarios, thus yielding a score. These scores are aggregated by weighting each customer’s exposure to obtain a portfolio score.
Real estate assets
The portfolio alignment metric for commercial and residential real estate follows the CRREM (Carbon Risk Real Estate Monitor)
methodology, which defines a metric in terms of emission intensity (kg CO2e per square meter per year). CO2 emissions calculations depend heavily on the energy matrix of the country where the property is located. Ideally, this data would come from energy efficiency certificates. However, due to limited availability, lack of standardization, and infrequent updates of these certificates, BBVA has opted to estimate emissions using the PCAF methodology, with values specific to each property type according to its energy certificate.
27 The achievement and progressive advancement of decarbonization objectives will depend to a large extent on the actions of third parties, such as customers, governments, and other stakeholders, and therefore may be materially affected by such actions, or the lack thereof, as well as by other exogenous factors beyond
BBVA's control (including, but not limited to, new technological and regulatory developments, armed conflicts, and the ongoing climate and energy crises).
Consequently, these objectives may be subject to future revisions.
28 It includes committed financing, both drawn and undrawn, with wholesale customers of CIB and Commercial Banking, except for the Oil & Gas sector, which only considers drawn financing with wholesale customers of CIB and Commercial Banking.

p.331

Pillar 3 | 2025	> 7. Prudential disclosures on environmental, social and governance risks
Aluminum
The portfolio alignment metric for this sector is calculated using the Sustainable Aluminum Finance Framework developed by the
Rocky Mountain Institute (RMI). At present, it is the only standardized methodology available for the sector and provides banks with the tools needed to measure, compare, and disclose the climate alignment of their loan portfolios in this sector.
Calculation of the scenario
For the alignment calculation, BBVA uses the IEA Net Zero scenario as a reference, except in the cases of Steel and Aviation, for which the ISF-NZ scenario prepared by the University of Technology Sydney for UNPRI has been used.  However, the data used as a reference in 2030 for the calculation of the distance may differ from the data published by the scenarios. The PACTA methodology uses the aforementioned scenarios as a reference for emissions reductions to meet a 1.5°C scenario, but applies a different starting point. The starting point applied is the result of aggregating all the customers in the database used, taking this aggregation as the market reference.
Integration into management and sectoral alignment plans
With the aim of reducing emissions, BBVA has designed a strategy focused on the progressive alignment of its portfolio with the objectives of the Paris Agreement, contributing to limiting global warming to 1.5°C.
The decarbonization strategy for aligning the loan portfolio is based on a management model that includes three elements:
Development of sector alignment Plans, with intermediate targets to 203027 for the most emissions-intensive sectors, allowing the specific characteristics and challenges of each industry to be addressed in its transition to a low-carbon economy (Oil & Gas,
Power Generation, Auto, Steel, Cement, Coal, Aviation, Shipping, Aluminum and the Real Estate sector, both commercial and residential), following the Guidance for Climate Target Setting for banks of the United Nations Environment Programme Finance
Initiative (UNEP-FI).
For each sector, the Group conducts a detailed analysis that assesses its role in decarbonization, as well as the main risks and opportunities, the current state of the portfolio28, and its progress toward the targets set. These plans define a sectoral decarbonization path and a business strategy that guides selective growth, considering both the risk profile and the business opportunities associated with the transition.
Sectoral alignment plans are developed through a structured three-phase process: sector analysis, an overview of the customer portfolio, and the identification of business opportunities arising from the decarbonization context. They also incorporate the business projections defined in the five-year Industrial Plans, the sectoral and customer-type appetite identified in the Asset Allocation, and the Sectoral Frameworks from the Risk area. Additionally, BBVA continuously

p.332

Pillar 3 | 2025	> 7. Prudential disclosures on environmental, social and governance risks monitors its exposure to these activities and directs capital allocation toward initiatives and projects related to decarbonization and the energy transition.
1.Assessment of customers’ transition plans using specific tools integrated into the business strategy and the risk management process, with the aim of quantifying the risk arising from potential misalignment of customers with their expected commitments.
2.Integration into the annual customer review and operations admission process, evaluating the execution of customers'
transition plans and the impact of individual transactions on achieving portfolio alignment objectives.
To promote the operationalization of the decarbonization strategy for portfolio alignment, BBVA has developed specific tools such as, for example:
–Transition risk indicator (TRi): this tool allows for the evaluation of each customer's current emissions profile and the maturity of their decarbonization strategies, using a sector-specific approach and based on the analysis of the most significant variables. It categorizes customers according to their transition risk and the maturity of their plans, facilitating personalized advice.
–Sustainability Client Toolkit: this tool gathers ESG information from large corporations and/or entities in a single repository, facilitating access and use by customer relationship management teams.
–Management dashboard for sectoral transition plans: this dashboard compiles the main alignment indicators obtained using the PACTA (Paris Agreement Capital Transition Assessment) methodology and facilitates the monitoring of their evolution and progress toward achieving objectives.
–"What if" simulator: this tool allows for the real-time evaluation of the potential impact of transactions on both each customer's decarbonization curve and the BBVA Group's portfolio curve for the corresponding sector, enabling proactive and dynamic portfolio management.
This management model allows for tracking objectives and capturing potential business growth. The allocated resources are directed towards the development, creation, and integration of specific tools into BBVA's systems that enable the monitoring and control of defined sector plans, as well as their application in the deal admission process. This includes evaluating customers'
transition plans, identifying gaps in relation to trajectories compatible with the climate transition, and designing and implementing engagement plans.
Sector-specific transition plans, along with the aforementioned tools (e.g. TRi), allow for an assessment of the maturity level of customer transitions in order to deploy a support strategy, strengthen strategic dialogue with them, and offer a value proposition tailored to their needs.
Supporting customers during the transition
The Group's engagement strategy aims to establish a structured framework for interaction that facilitates customers' progress toward sustainable business models. This approach pursues a dual strategic objective:
–Integrate the identification of customers' climate and transition risks into the Group's operations and processes, ensuring consistency with strategy and risk appetite.
–To drive BBVA's sustainability strategy by actively supporting customer transformation through financing and advisory solutions.
This support process focuses on wholesale customers of CIB and Commercial Banking belonging to sectors intensive in emissions or affected by sector alignment frameworks.

p.333

Pillar 3 | 2025	> 7. Prudential disclosures on environmental, social and governance risks
The relationship model is based on a collaborative and continuous approach, articulated through:
–Strategic dialogue: to identify and understand specific challenges and opportunities for each counterparty.
–Specialized advice: assistance in defining transition strategies and access to technical solutions.
–Value proposition: provision of sustainable financial solutions.
–Sectoral participation: active involvement in forums and working groups to share best practices.
This model allows BBVA to gain in-depth knowledge of the risk profile of its most heavily issuing customers. Thanks to this understanding, the Group offers a high-value-added service that strengthens long-term trust and enables it to tailor the necessary measures to each individual case.
The Group monitors the effectiveness of this support through tracking indicators that assess the customer's progress and actual engagement. These results are submitted to the relevant supervisory body (CIB Engagement Oversight Group - CEOG), enabling dynamic risk management. In cases where progress does not align with established objectives, mitigation measures may be considered, including, among others, limiting the growth of exposure.
Governance model for the loan portfolio decarbonization strategy
Sustainability and climate change are integrated into BBVA's governance through principles and mechanisms that facilitate decisions aligned with its long-term strategy.
The Sustainability General Policy establishes the general principles of action including, among others, those aimed at supporting customers in their transition towards more sustainable business models.
To monitor the decarbonization strategy of the loan portfolio and its degree of alignment with the established objectives, BBVA created the Sustainability Alignment Steering Group (SASG) in 2022. This committee is led by the Global Head of Sustainability &
Corporate & Investment Banking and comprised of the Global Heads of Global Risk Management, Commercial Client Solutions,
and Strategy & M&A. Its main functions include:
–Analyzing and discussing the 2030 emissions reduction targets, which are presented by the Global Head of Sustainability
& Corporate & Investment Banking for approval by the BBVA Executive Committee and Board of Directors.
–Evaluating the degree of compliance with the objectives and the evolution of the loan portfolio decarbonization strategy.
–Analyzing and discussing the proposals for sectoral alignment plans and their updates, submitted by the business units with the support of the technical teams.
29 https://www.eba.europa.eu/publications-and-media/events/public-hearing-implementing-technical-standards-amended-disclosure-requirements-esg-risks-equity

p.334

Pillar 3 | 2025	> 7. Prudential disclosures on environmental, social and governance risks
–Promoting the creation and deployment of the necessary tools, methodologies, and metrics to integrate sectoral plans into existing management processes.
–Analyzing and understanding best practices in the sector, promoting the integration of sustainability criteria into daily business operations.
In 2024, the Group strengthened its decarbonization strategy governance model by implementing a sector-based model for CIB and corporate customer segments. This structure incorporates specialists with experience in each key sector, enabling more effective support, a stronger strategic dialogue, and more efficient attention to business needs.
In this way, BBVA has global sector heads in the priority sectors for decarbonizing its lending portfolio: energy; industry and transport; and infrastructure and construction. These leaders are responsible for guiding the business strategy for each sector, executing the actions defined in the sector alignment plans, and implementing a support plan to assist them in their transition to a low-carbon economy. Additionally, BBVA completes its sector coverage with managers in the consumer, retail, and healthcare sectors; technology, media, and communications (TMT); financial institutions; and financial sponsors.
Information derived from monitoring sector-specific plans is taken into account in risk assessment processes, particularly regarding credit and transition risks, considering customers' capacity to move towards models with a lower environmental impact.
This risk analysis contributes to business decision-making and the updating of sector-specific plans, facilitating the prioritization of sectors or customers and the adjustment of support strategies.
Information related to Article 8 of the Taxonomy of the European Union
Article 449 bis CRR - Table (1) c)
Article 449 bis CRR - Templates 6, 7, 8
According to the EBA consultation paper (CP/2025/07), the obligation to disclose information related to the EU Taxonomy—
specifically the forms related to the Green Asset Ratio (hereinafter, GAR) and other templates linked to the Taxonomy Regulation
(Templates 6 to 10)—has been suspended until December 31, 2026 for large and listed institutions. This postponement is part of the transitional measures adopted by the EBA.
Furthermore, the EBA has recommended that competent authorities adopt a position of supervisory flexibility during this transitional period.1 In particular, it is suggested that the requirement for such information not be prioritized in the context of supervision. In its “no-action letter” (published on August 6, 2025), the EBA formally advised regulators to support the transitional suspension of the disclosure of these templates.
Consequently, the new EBA technical framework29, which is pending official publication, maintains the legal suspension of the EU
Taxonomy and GAR disclosures until the end of 2026.

p.335

Pillar 3 | 2025	> 7. Prudential disclosures on environmental, social and governance risks
Therefore, BBVA has considered omitting information on the EU Taxonomy for now. These measures reduce the operational burden through to the future legal obligation, and allow reasonable time to adjust systems, processes and collect data.
Policies and procedures related to customer engagement in their strategies to mitigate and reduce environmental risks
Article 449 bis CRR - Table (1) d)
BBVA obtains and analyzes information from its customers to proactively and constructively offer them solutions that will help them in their transition toward a more sustainable future. This is done according to the customer's progress in their decarbonization process, always aligned with their 2050 decarbonization strategy and their strategy to achieve the interim emissions reduction targets for 2030 within the framework of their transition plan.
To this end, BBVA has policies and procedures in place that enable it to mitigate and reduce environmental risks affecting its customer’s strategies. These standards and policies define key responsibilities, processes and tools applicable to each of the portfolio segments, as well as the Group's functions as part of climate and environmental risk management activities.
The main policies and rules are detailed below:
–Wholesale Credit Risk Management Policy, which incorporates the identification, management, and monitoring of risks and opportunities associated with environmental aspects as a core part of its risk management strategy. It also establishes measures to enhance the management and monitoring of wholesale portfolios, along with management criteria and limits.
–Wholesale Credit Risk Management Standard, which details the analysis of climate and environmental risks to be conducted during the credit risk underwriting process in the annual customer review (Financial Program) and the tools to be used. This includes the sustainability due diligence process, compliance with the limitations outlined in the
Environmental and Social Framework, customer-level transition risk mitigation policies defined in the Sector Frameworks based on the Transition Risk Indicator, controversy analysis (understood as the presence of significant incidents related to the customer’s environmental, social, or governance performance), and the criteria for defining risk appetite indicated
in the Sector Alignment Plans.
–Retail Credit Risk Management Policy, which establishes measures to enhance the management and monitoring of transition and physical risks in mortgage, SME, and auto loan portfolios, as well as differentiated criteria for mitigating transition and physical risks.
–Retail Credit Risk Management Standard, which details the information-gathering processes necessary to analyze climate risks (both physical and transition) in mortgage, SME, and auto loan portfolios.
–Collateral Standard, which specifies, as key considerations in evaluating collateral strength and risk, the potential loss of value of real estate collateral due to climate risk, both transition and physical, as well as the adequacy of associated insurance coverage.
Similarly, measures are specified to enhance the management, monitoring, and disclosure of physical and transition climate risks in the Policies and Standards on market and counterparty risk, interest rate risk, banking book equity risk, and liquidity and funding risk.
Additionally, BBVA has plans and procedures for supporting customers. BBVA's customer support strategy is based on constructive and ongoing dialogue, aimed at assisting customers in designing and implementing their transition strategies toward more sustainable business models.
One of the main purposes of this customer support is to understand the risk profile of counterparties in order to align the Group’s strategy and risk appetite, while also supporting customers in achieving their objectives based on the results of the materiality assessment.

p.336

Pillar 3 | 2025	> 7. Prudential disclosures on environmental, social and governance risks
For more information about customer support, see the subsection “Supporting customers during the transition” of section 7.2.1.
on environmental risk business strategy and processes.
7.2.2. Risk management
Integration of climate change and environmental factors and risks into the risk framework
Article 449 bis CRR - Table (1) j), r)
The management of climate and environmental risk factors is key to implementing BBVA’s strategy, which is based on properly managing risks, supporting the transition to a low-carbon economy, and fulfilling the ambition of achieving net-zero carbon emissions by 2050.
The potential impacts of climate and environmental (C&E) risks, as well as social and governance risks, are assessed in the risk-
management cycle as follows:

p.337

Pillar 3 | 2025	> 7. Prudential disclosures on environmental, social and governance risks
Identification and assessment of climate and environmental risks
To carry out the process of identifying the risks and opportunities associated with climate change and other environmental aspects, BBVA has identified the sectors carrying the highest climate and environmental risk. To this end, in recent years BBVA has developed its internal taxonomies for transition climate risks, physical climate risks, and other environmental risks (natural capital), understood as common definitions of the risk drivers and their transmission channels with potential impacts on traditional prudential risks:
BBVA has a risk taxonomy that is part of its risk management framework. The taxonomy constitutes an inventory of all the risks to which BBVA is exposed, or may become exposed, by carrying out its business and pursuing its business strategies, and is therefore tailored to BBVA’s risk profile.
The taxonomy allows risks to be categorized into different levels. On the one hand, there is a general level or “tier 1 risks”, which corresponds to the most aggregated categories of financial and non-financial risks. “Tier 2 risks” represent a lower or more granular level, corresponding to the risk drivers that form part of the “tier 1 risks”.
In the latest review of the risk taxonomy, climate and environmental, social and governance risks have been defined as a cross-
cutting category, as they are considered a source of existing risks, with a cross-cutting impact on different tier 1 risk categories.

p.338

Pillar 3 | 2025	> 7. Prudential disclosures on environmental, social and governance risks

CHART 22. CLIMATE AND ENVIRONMENTAL RISKS (BBVA GROUP. 2025)

	Climatics		Environmental
Types of risks	Transition	Physical	Transition and physical
Credit
The transition to a low-carbon
economy can involve significant costs
and investments, putting some
customers' revenues at risk in certain
sectors. This could potentially increase
their probability of default (PD) and
affect the value of collateral.
		Risk metrics may be affected for exposures in sectors or geographical areas more exposed to extreme weather events or changes in weather patterns.	The need for adaptation due to the loss of ecosystem services capacity may potentially entail additional costs or significant investments in certain sectors to maintain their operation.
Real Estate	Less energy-efficient properties may see their value affected, with a consequent impact on the value of collateral.	Extreme weather events, due to their location in certain geographical areas, can affect the market's perception of their value, with a potential impact on the value of real estate collateral.	-
Market	Transition risks can have negative impacts on the value of financial assets and increase their volatility.	Extreme weather events can affect expectations of asset value, resulting in sudden depreciations or greater volatility in the value of financial assets.	Perceptions of inadequate environmental practices in some sectors or industries can generate volatility in asset values.
Liquidity	Transition risks can directly or indirectly affect expected cash flows or decrease the liquidity of certain assets, affecting the Group's liquidity position.	Physical risks can directly affect the cash outflows of a financial institution or indirectly through the need for liquidity of customers after extreme weather events.	-
Business and strategy
Transition, physical, and natural capital risks can indirectly affect the strategy and business plan due to the business position with certain economic sectors whose business model may be more affected by the transition to a low-carbon economy, by physical changes in the climate, or by the risks of loss of ecosystem service capacity.

Operational	Changing customer perception due to the relationships BBVA maintains or the financing it provides to certain customers and industries can generate legal risks.	Extreme weather events can cause disruptions and interruptions to our own operations or damage to our own assets.	Changing customer perception due to the relationships BBVA maintains or the financing it provides to certain customers and industries can generate legal risks.
Reputational	Potential negative perception of stakeholders when their expectations of climate and environmental management are not met.
Risk Assessment
The climate risk assessment is updated semiannually and is supported by an internal scenario analysis tool that projects the financial evolution of sectors and counterparties under alternative climate pathways across different time horizons. For transition risk, reference scenarios from the Network for Greening the Financial System (NGFS) (Net Zero, Delayed Transition, and Current
Policies) are used, and for physical risk, sets of pathways consistent with SSP2-4.5 and SSP3-7.0 are applied, including specific water stress exercises. The projections are periodically integrated into monitoring indicators (e.g. transition, physical, and alignment metrics) to prioritize supervision and customer engagement.
The results of the exercise show transition risk to be the predominant vector: the profile is low in the short term, medium-low in the medium term, and medium in the long term, with the greatest contribution from credit portfolios (particularly wholesale) exposed to sectors with higher decarbonization requirements and counterparties whose competitiveness depends on the adoption of low-
carbon technologies.
Physical risk remains contained at the aggregate level: low in the short term and medium-low in the medium and long term, with geographic heterogeneity. Materiality is observed in the wholesale portfolios of Spain and Mexico, and more visible signals appear in retail portfolios under acute hazards, with materiality in Mexico.

p.339

Pillar 3 | 2025	> 7. Prudential disclosures on environmental, social and governance risks
The impact of transition risk on market risk is not material. Fixed income is positioned at medium-low, with no qualitative changes compared to previous periods. Diversification by issuers and geographies, along with the use of hedges, contributes to the market profile’s resilience against shocks associated with the transition. The physical risk component is assessed as low; under extreme heat or flood scenarios, the most plausible channels would be commodities and volatility, without material effects on aggregated sensitivities.
Regarding liquidity and funding risk, the profile is low in the short term and medium-low over the medium and long horizons.
Internal indicators remain within thresholds, with no signs of stress attributable to the climate scenario. A comfortable liquidity buffer and stable market access are maintained; however, monitoring of potential funding concentrations related to HTR sectors is reinforced. For the physical risk component, the exercises consider localized acute events; no material impacts are observed on
Liquidity Coverage Ratio (LCR) and the Net Funding Stable Ratio (NSFR), although enhanced monitoring continues in geographies with higher exposure to physical hazards.
Overall, the assessment confirms a stable profile in the short term and an increasing one in the medium-to-long term for transition risk, while physical risk remains contained at the Group level.
From an operational perspective, the exercise generates calibration signals for RAF metrics and defines early warning thresholds that trigger management actions when necessary. At the same time, it provides sector- and customer-level alignment information that feeds portfolio planning and guides the reassignment of growth limits based on decarbonization pathways. On this basis, priority is given to engaging with customers who have the largest gaps relative to the market pathway or significant physical exposure, establishing milestones and monitoring mechanisms to assess effectiveness.

p.340

Pillar 3 | 2025	> 7. Prudential disclosures on environmental, social and governance risks

TABLE 98. CLIMATE CHANGE RISK ASSESSMENT 2025

	Spain			Rest of the geographies			Group BBVA
	ST	MT	LT	ST	MT	LT	ST	MT	LT
Transition risk
Credit
Liquidity and funding
Structural equity
Credit spread
Markets (trading)
Insurance
Operational
Reputational
Business

TOTAL

Physical risk
Credit
Liquidity and funding
Structural equity
Credit spread
Markets (trading)
Insurance
Operational
Reputational
Business

TOTAL

Other environmental risks
Credit

TOTAL
Definition of time horizons:
ST: Short term: up to 3 years.
MP: Medium term: 3 to 5 years.
LT: Long term: beyond 5 years.
Low risk
Medium-low risk
Medium risk
Medium-high risk
High risk
Does not apply
Analysis of scenarios and stress testing
Article 449 bis CRR - Table (1) n)
Scenarios and internal stress tests
The climate scenarios have been integrated into the governance of the BBVA Group's internal scenarios:
1.The baseline budget scenario includes an analysis of the climate policies in force in each relevant geographic area in which
BBVA operates, their effective importance within the general economic policy framework, their consistency with the

p.341

Pillar 3 | 2025	> 7. Prudential disclosures on environmental, social and governance risks transition to a decarbonized economy and with the budget scenario itself. Potential biases on expected economic growth are therefore qualitatively assessed.
2.Incorporation of transitional climate risks into one of the alternative risk scenarios (HLRS) that are continuously monitored and evaluated by the Scenario Working Group. The ongoing monitoring of alternative risk scenarios aids in selecting the scenario to be used in the Group’s capital self-assessment process (ICAAP).
Since 2022, various physical risk events have been assessed in the Group with the aim of considering them as inputs for the
ICAAP. In 2022, a drought risk scenario in Spain was considered, while in 2023 a risk scenario for the Mexican economy triggered by cyclones was considered as an additional input for the adverse ICAAP scenario. In 2024, events with simultaneous occurrence across different geographies were defined, including drought scenarios in Spain and Mexico as part of the 2024 ICAAP adverse scenario. In 2025, the focus remained on drought scenarios, as these events could become more severe in the long term, with their scope extended to Spain, Mexico, and Turkey simultaneously.
Additionally, the adverse macroeconomic scenario incorporated, for the first time in 2024, an additional shock arising from a transition risk scenario triggered by the bursting of a green asset bubble. The 2025 ICAAP adverse scenario maintains an additional shock originating from a transition risk source, this time related to climate fragmentation between China and the USA and Europe, stemming from an escalation of geopolitical tensions.
Regulatory and supervisory scenarios and stress tests
In early 2024, BBVA took part in the "One-off Fit-for-55" supervisory exercise, whose primary objective was to collect data on credit and market portfolio exposures and transition climate risks associated with the Fit-for-55 package commitments.
Additionally, the request for information considers elements relating to the locations of the financed assets, in order to assess the possible physical risks to which the banks' portfolio is exposed. Finally, information was also requested on the entity's income in various sectors, with the aim of analyzing the dependence of financial entities on the most polluting sectors and evaluating the associated business risk.
This request for information, coordinated by the EBA, adds data to the hierarchical projections made by the ECB. In November
2024, the EBA published a report detailing the results. The report stresses that climate transition risks alone do not pose a threat to the financial stability of the European Union. However, combined with macroeconomic shocks, they can increase losses for financial institutions and cause disruption. It also highlights the importance of proactive management of climate risks and the need for close collaboration between financial institutions and regulators to ensure an orderly transition towards a sustainable economy.
Processes to define, measure and monitor climate change and environmental risks
Article 449 bis CRR - Table (1) l)
Article 449 bis CRR - Template 1, 2, 4 y 5
Climate transition risk
Transition risks are those risks associated with the adjustment process toward a low-carbon economy in response to climate change, arising from regulatory changes, market shifts, and consumer behavior changes necessary to meet global climate targets.
Sectors identified as having the highest climate risk face a significant transformation and adaptation challenge that requires substantial investments. These are also the sectors that will require the most understanding and monitoring of risks.
BBVA has an internal sectoral taxonomy for transition risk, whose main objective is to identify sectors’ vulnerability to transition risk and rank them accordingly.
In this way, sectors are categorized as very high, high, moderate, or low vulnerability. The sectors most sensitive to transition risk, or High Transition Risk (HTR) sectors, are identified as energy or fossil fuel producers (Oil & Gas, Power Generation, Coal mining);
30 Measured by its EAD (Exposure At Default).

p.342

Pillar 3 | 2025	> 7. Prudential disclosures on environmental, social and governance risks basic industries with high emissions intensity (Steel, Cement) and end-user energy-consuming activities that generate emissions through their products or services (Auto, Aviation, and Shipping).
Also, in 2025 the modification in the transition risk taxonomy has been approved, which expands the perimeter of the high transition risk sectors, incorporating the intermediate (midstream) activities of the Oil & Gas sector, as well as the gas transport and distribution activities and the supply of gas within the Power Generation sector.
As a result of this exercise, with data as of December 31, 2025, it was identified that 13.84% (11.7% in 2024) of the wholesale portfolio exposure30 (representing 7.16% of the Group, 5.9% in 2024) corresponds to sectors defined as HTR, with a high or very high level of exposure to this risk. This calculation was carried out on a portfolio of €291,540 million, 253,795 in 2024 (out of the
Group total of €563,583 million, €500,636 en 2024), corresponding to the exposure of the wholesale loan portfolio.
The following chart shows the percentage of exposure of each HTR sector relative to the total wholesale portfolio:

CHART 23. EXPOSURE TO SECTORS SENSITIVE TO TRANSITION RISK (% OF WHOLESALE EAD) (1)
* Includes Aviation and Shipping.
(1) The 2024 data differs from that published in the 2024 Non-Financial Information Statement due to additional checks.
Regarding the small business portfolio with high or very high transition risk, the associated exposure is limited, accounting for approximately 2.80% of the total small business portfolio (2.10% in 2024) and is minimally representative of the Group as a whole.
The increase in HTR exposure is partly explained by greater financial support for customers in carbon-intensive sectors who, despite the nature of their activity, are well positioned in their climate transition process. In this sense, considering only the exposure to HTR customers who are not yet advanced in the transition, the indicator as a percentage of total wholesale decreases from 8.78% in December 2024 to 8.45% in December 2025.
Assessing transition risk and customer decarbonization plans
Materiality assessments and risk quantification are complemented by evaluations of wholesale customers. These evaluations consider key aspects related to transition risk, physical risk, and environmental risk. The results of these evaluations are factored into credit decisions and form part of the customer’s rating.

p.343

Pillar 3 | 2025	> 7. Prudential disclosures on environmental, social and governance risks
Transition risk analysis is conducted across all sectors, with an advanced approach for customers in High Transition Risk (HTR)
sectors identified in the internal transition risk taxonomy. This analysis is supported by BBVA’s scoring system, known as the
Transition Risk Indicator (TRi). In this way, a transition risk score and an assessment of decarbonization plans are available for all corporate banking customers, regardless of their sector.
The TRi evaluates customers’ exposure to transition risk based on their activities and geographies. Additionally, the credibility of transition plans is assessed through:
–The level of ambition of emission reduction targets; and
–The level of implementation of these plans. The latter is measured by the maturity of governance structures, the concreteness of the climate strategy regarding the technological levers defined to achieve the targets, and the actual evolution of greenhouse gas emissions.
The TRi is an internal tool useful for business areas in segmenting customers within the sectoral alignment plans for portfolios that form part of BBVA’s objectives. This allows the application of risk mitigation policies established in the Sector Frameworks. The following shows the output of the transition scoring system, which is used to classify customers by their level of exposure to transition risk and maturity in risk management:

CHART 24. TRANSITION SCORE OF TOP CUSTOMERS BY SECTOR (1)
(1) Scoring system related to the transition of the Corporate portfolio (the size of the circles represents the number of customer’s in each category) and its coverage.
(2) 2024 Data: Auto (94%); Cement (82%); Oil & Gas (81%); Autoparts (37%); Steel (73%); Power Generation (62%); and other sectors (37%).
The mortgage portfolio represents a significant portion of the Group's portfolio; therefore, specific tools, processes, and methodologies have been developed to assess the climate risks associated with this portfolio. Regarding transition risk, BBVA has adapted its onboarding and monitoring processes to increase the availability of data related to Energy Performance Certificates
(EPCs) for the portfolio. In Spain, work continues on collecting EPC data during the loan origination process. When the actual data is unavailable at the time of origination, estimated EPC data is collected through appraisal companies. Additionally, the recurring

p.344

Pillar 3 | 2025	> 7. Prudential disclosures on environmental, social and governance risks capture of actual EPC data directly from the databases of the Autonomous Communities has begun. This aims to capture real data on the collateral and identify any potential energy efficiency improvements in the properties after origination.
As a result of the above, progress has been made in increasing the coverage of EPC in the portfolio in Spain, reaching a coverage of
84.8% of the portfolio's EAD with actual or estimated data.

CHART 25. PORTFOLIO COVERAGE BY ENERGY PERFORMANCE CERTIFICATE RATING IN SPAIN (PERCENTAGE)
Efforts to improve loan origination and data capture are reflected in the increased proportion of A-rated loans in 2025.
In Latin America, where official EPCs do not exist, several initiatives have been launched in conjunction with leading organizations to estimate energy consumption data and EPCs for both existing and new loans.
Furthermore, BBVA has applied differentiated pricing to loans with sustainability features, such as the "Efficient Home Mortgage"
for homes with an A or B energy rating.
Calculation of financed CO2 emissions
BBVA measures scope 3, category 15 greenhouse gas (GHG) emissions for financing activities (corporate loans, project finance, commercial real estate, mortgages, and motor vehicle loans) and for the portfolio of corporate bonds and listed and unlisted equity. To carry out this measurement, BBVA has adopted the PCAF (Partnership for Carbon Accounting Financials) methodology, applying the financial control criteria identified in the GHG protocol. This calculation covers all portfolios included in the first edition of the PCAF standard and the Group's significant geographical areas, providing a comprehensive view of financed emissions.
In line with the defined roadmap, since the end of 2024 the calculation of financed emissions includes all material geographies within the Group: BBVA, S.A. (excluding the branch in Portugal), BBVA Mexico, BBVA Colombia, BBVA Peru, BBVA Argentina and
Garanti BBVA (the Garanti BBVA perimeter in Turkey and its subsidiaries Garanti Bank International and Garanti Bank Romania).
The estimate is expressed in terms of both absolute financed emissions and economic intensity (tons of CO2e per € million financed). Additionally, the quality score defined in the PCAF methodology is presented, which assesses the availability and reliability of the data used for the calculation. This score ranges from 1 to 5, with 5 being the worst score, assigned when sector estimates using emission factors provided by PCAF are used, and 1 being the best score, assigned when customer-disclosed and

p.345

Pillar 3 | 2025	> 7. Prudential disclosures on environmental, social and governance risks verified reported emissions data are used. The version of the factors used is the latest one provided by PCAF, segmented by
Exiobase, in September 2024.
The following graph shows the BBVA Group's financed emissions by asset class and their distribution by geography:

p.346

Pillar 3 | 2025	> 7. Prudential disclosures on environmental, social and governance risks

TABLE 99. ESG1. BANKING BOOK- CLIMATE CHANGE TRANSITION RISK: CREDIT QUALITY OF EXPOSURES BY SECTOR , EMISSIONS AND RESIDUAL MATURITY (MILLION EUROS 12-31-2025)

	Gross carrying amount					Accumulated impairment, accumulated negative changes in fair value due to credit risk and provisions			3 emissions of the counterparty) (in tons of CO2 equivalent)		GHG emissions percenta ge derived from company- specific reporting (3)	<= 5 years	> 5 year <= 10 years	> 10 year <= 20 years	> 20 years	Average weighted maturity
Sector/subsector		from Paris Agreeme nt (2)	Of which environmen tally sustainable (CCM)	Of which stage 2 exposures	Of which non- performing exposures		Of which Stage 2 exposures	Of which non- performing exposures		Of which Scope 3 financed emissions
Exposures towards sectors that highly contribute to climate change (1)	185,766	14,761	—	10,067	4,387	(3,358)	(478)	(2,484)	196,619,271	133,432,954	17%	148,460	21,970	7,257	8,079	4
A - Agriculture, forestry and fishing	5,871	2	—	435	164	(147)	(22)	(104)	9,836,506	3,128,804	5%	4,626	991	85	169	3
B - Mining and quarrying	3,225	1,129	—	172	35	(39)	(16)	(18)	9,476,766	4,900,168	21%	3,027	91	51	56	2
B.05 - Mining of coal and lignite	51	51	—	4	—	(1)	(1)	—	43,276	11,416	—%	25	26	—	—	4
B.06 - Extraction of crude petroleum and natural gas	570	537	—	22	5	(3)	—	(3)	1,869,732	1,565,060	77%	532	18	—	20	2
B.07 - Mining of metal ores	1,595	234	—	37	4	(5)	(1)	(2)	3,225,493	1,545,365	11%	1,547	1	44	4	2
B.08 - Other mining and quarrying	317	—	—	16	13	(10)	(1)	(8)	248,400	108,722	5%	274	33	7	3	3
B.09 - Mining support service activities	692	307	—	93	14	(21)	(12)	(6)	4,089,865	1,669,605	5%	649	14	—	29	3
C - Manufacturing	60,653	3,431	—	3,107	1,115	(876)	(136)	(638)	96,678,624	74,679,775	25%	52,153	4,946	640	2,914	3
C.10 - Manufacture of food products	11,157	—	—	456	196	(151)	(22)	(109)	26,704,228	24,981,719	15%	9,485	902	53	716	3
C.11 - Manufacture of beverages	1,772	—	—	105	22	(15)	(2)	(10)	816,154	648,684	21%	1,521	183	38	30	2
C.12 - Manufacture of tobacco products	346	—	—	6	—	—	—	—	60,774	51,595	92%	336	9	—	1	2
C.13 - Manufacture of textiles	1,499	—	—	112	67	(51)	(8)	(38)	687,148	534,363	17%	1,374	92	3	29	2
C.14 - Manufacture of wearing apparel	831	—	—	73	54	(44)	(6)	(35)	410,707	310,481	1%	735	76	2	18	2
C.15 - Manufacture of leather and related products	369	—	—	22	27	(19)	(1)	(17)	175,889	133,607	27%	336	23	2	8	2
C.16 - Manufacture of wood and of products of wood and cork, except furniture; manufacture of articles of straw and plaiting materials	575	—	—	49	36	(27)	(2)	(21)	325,573	169,510	—%	509	43	8	15	3
C.17 - Manufacture of pulp, paper and paperboard	1,870	—	—	128	15	(16)	(3)	(9)	1,282,500	737,904	10%	1,495	307	5	64	3
C.18 - Printing and service activities related to printing	295	—	—	37	26	(19)	(2)	(16)	121,014	86,034	—%	234	33	13	15	4
C.19 - Manufacture of coke oven products	3,390	2,526	—	12	37	(15)	—	(13)	9,023,781	5,330,265	22%	2,589	499	75	227	4
C.20 - Production of chemicals	5,837	413	—	473	36	(47)	(15)	(24)	7,162,945	4,973,218	29%	4,890	493	289	165	3
C.21 - Manufacture of pharmaceutical preparations	2,079	—	—	50	11	(7)	—	(5)	1,200,604	809,432	29%	1,777	197	2	102	4
C.22 - Manufacture of rubber products	2,129	1	—	147	26	(31)	(10)	(17)	1,934,630	1,199,345	6%	1,907	98	39	85	3
C.23 - Manufacture of other non-metallic mineral products	3,899	12	—	221	35	(36)	(10)	(21)	8,539,470	1,575,793	21%	3,480	300	8	111	3
C.24 - Manufacture of basic metals	4,601	85	—	166	121	(82)	(8)	(66)	6,497,713	3,327,604	28%	4,252	231	30	88	2

p.347

Pillar 3 | 2025	> 7. Prudential disclosures on environmental, social and governance risks

	Gross carrying amount					Accumulated impairment, accumulated negative changes in fair value due to credit risk and provisions			3 emissions of the counterparty) (in tons of CO2 equivalent)		GHG emissions percenta ge derived from company- specific reporting (3)	<= 5 years	> 5 year <= 10 years	> 10 year <= 20 years	> 20 years	Average weighted maturity
Sector/subsector		from Paris Agreeme nt (2)	Of which environmen tally sustainable (CCM)	Of which stage 2 exposures	Of which non- performing exposures		Of which Stage 2 exposures	Of which non- performing exposures		Of which Scope 3 financed emissions
C.25 - Manufacture of fabricated metal products, except machinery and equipment	1,874	2	—	174	103	(79)	(11)	(60)	1,261,417	1,145,760	1%	1,607	164	25	78	3
C.26 - Manufacture of computer, electronic and optical products	2,632	—	—	93	9	(8)	(1)	(6)	807,208	672,364	61%	2,388	128	5	110	2
C.27 - Manufacture of electrical equipment	2,839	1	—	108	28	(23)	(3)	(16)	8,306,110	7,888,608	20%	2,543	217	2	76	2
C.28 - Manufacture of machinery and equipment n.e.c.	1,922	334	—	103	72	(59)	(9)	(46)	2,664,274	2,288,945	23%	1,735	131	8	49	2
C.29 - Manufacture of motor vehicles, trailers and semi-trailers	6,689	43	—	213	95	(61)	(6)	(51)	16,028,820	15,654,089	49%	5,459	536	8	686	4
C.30 - Manufacture of other transport equipment	2,063	—	—	198	13	(21)	(8)	(8)	1,493,911	1,397,025	29%	1,802	82	—	178	4
C.31 - Manufacture of furniture	535	—	—	37	36	(27)	(3)	(22)	285,801	149,997	6%	482	30	8	15	2
C.32 - Other manufacturing	986	16	—	88	30	(24)	(4)	(17)	663,538	469,588	17%	848	96	2	40	3
C.33 - Repair and installation of machinery and equipment	464	—	—	35	20	(15)	(2)	(11)	224,415	143,845	—%	367	77	12	7	3
D - Electricity, gas, steam and air conditioning supply	20,418	6,115	—	857	286	(216)	(57)	(144)	20,453,629	9,125,123	26%	15,194	3,162	1,134	928	4
D35.1 - Electric power generation, transmission and distribution	15,628	2,240	—	829	285	(213)	(57)	(144)	15,139,725	6,132,722	21%	11,246	2,418	1,053	911	5
D35.11 - Production of electricity	11,425	2,084	—	727	274	(201)	(55)	(137)	9,862,802	1,687,415	39%	7,979	2,100	804	543	5
D35.2 - Manufacture of gas; distribution of gaseous fuels through mains	4,783	3,875	—	25	1	(3)	—	(1)	5,288,795	2,986,376	44%	3,941	744	80	17	3
D35.3 - Steam and air conditioning supply	7	—	—	3	—	—	—	—	25,109	6,025	—%	7	1	—	—	3
E - Water supply; sewerage, waste management and remediation activities	1,273	104	—	44	24	(16)	(1)	(13)	548,791	279,948	6%	815	123	313	21	7
F - Construction	12,770	2	—	604	491	(371)	(38)	(301)	2,674,312	2,302,987	8%	9,010	1,123	1,862	775	5
F.41 - Construction of buildings	8,303	—	—	378	279	(216)	(27)	(168)	812,818	649,545	2%	5,382	513	1,762	646	6
F.42 - Civil engineering	2,514	1	—	73	36	(31)	(2)	(25)	1,045,297	929,590	33%	2,072	354	46	42	3
F.43 - Specialised construction activities	1,952	1	—	154	176	(124)	(9)	(108)	816,197	723,852	3%	1,555	256	53	88	3
G - Wholesale and retail trade; repair of motor vehicles and motorcycles	42,971	3,430	—	2,322	1,375	(1,058)	(107)	(826)	47,920,855	35,140,588	12%	37,731	2,634	385	2,220	3
H - Transportation and storage	15,114	538	—	827	299	(242)	(41)	(168)	7,257,517	3,190,401	12%	10,435	2,928	1,113	639	5
H.49 - Land transport and transport via pipelines	7,369	525	—	481	184	(153)	(22)	(107)	3,009,322	1,506,853	7%	5,775	986	139	469	4
H.50 - Water transport	994	12	—	98	21	(23)	(5)	(17)	1,219,445	338,830	—%	612	186	195	1	5
H.51 - Air transport	606	—	—	22	14	(6)	(1)	(5)	1,824,621	296,019	20%	321	236	45	5	5

p.348

Pillar 3 | 2025	> 7. Prudential disclosures on environmental, social and governance risks

	Gross carrying amount					Accumulated impairment, accumulated negative changes in fair value due to credit risk and provisions			3 emissions of the counterparty) (in tons of CO2 equivalent)		GHG emissions percenta ge derived from company- specific reporting (3)	<= 5 years	> 5 year <= 10 years	> 10 year <= 20 years	> 20 years	Average weighted maturity
Sector/subsector		from Paris Agreeme nt (2)	Of which environmen tally sustainable (CCM)	Of which stage 2 exposures	Of which non- performing exposures		Of which Stage 2 exposures	Of which non- performing exposures		Of which Scope 3 financed emissions
H.52 - Warehousing and support activities for transportation	5,995	1	—	220	63	(51)	(13)	(32)	1,000,892	862,916	19%	3,616	1,486	732	161	5
H.53 - Postal and courier activities	150	—	—	6	17	(10)	—	(9)	203,237	185,783	—%	110	34	2	3	3
I - Accommodation and food service activities	10,382	—	—	667	241	(195)	(28)	(139)	994,385	554,267	5%	6,249	3,234	722	176	5
L - Real estate activities	13,090	10	—	1,032	355	(197)	(32)	(131)	777,886	130,893	12%	9,221	2,736	953	180	5
Exposures towards sectors other than those that highly contribute to climate change (1)	42,192	117	—	2,333	733	(824)	(148)	(479)				28,383	4,812	1,453	7,544	6
K - Financial and insurance activities	3,242	101	—	80	25	(21)	(3)	(13)				2,731	306	109	97	3
Exposures to other sectors (NACE codes J, M - U)	38,950	16	—	2,253	708	(802)	(144)	(466)				25,652	4,506	1,344	7,447	6
TOTAL	227,958	14,878	—	12,400	5,120	(4,182)	(626)	(2,963)	196,619,271	133,432,954	17%	176,844	26,782	8,710	15,623	4
(*) Accounting portfolios: "At amortised cost", "Fair Value through Other Comprehensive Income (FVOCI)", "Fair Value through P&L" and "Non-tradable at Fair Value through P&L". Instruments: loans and advances, fixed income and equities.
Sectors: non-financial corporations. The information includes the entire prudential balance sheet of the BBVA Group, although in terms of the breakdown of environmental KPIs, it includes the most significant BBVA Group subsidiaries, which represent 97% of total assets. This scope applies to all regulatory templates (ESG1, ESG2, ESG3, ESG4, ESG5). The data included in the table represent the best information available as of the date of publication of the report.

(**) Specific details:
–Information on customers' economic activities has been used based on the local economic classifications of each geography, in the case of Spanish companies, the National Classification of Economic Activities (CNAE), or other equivalent standards in the other geographies where the Group operates. These local classifications by activity are equivalent to the Statistical Classification of Economic Activities of the European Community (NACE). In addition, information provided by risk analysts who review the NACE for individual customers is being used when it does not accurately reflect the main economic activity. This information on customer economic activity is used for the BBVA
Group's internal risk management.
–GHG emissions calculation for BBVA, S.A. loans and advances. (except for the branches in Portugal whose emissions have not been measured due to low materiality), BBVA Mexico, BBVA Peru, BBVA Colombia, Garanti BBVA and
BBVA Argentina. The financed emissions mentioned previously in the report correspond to the expanded perimeter. This table does not provide emissions for a series of portfolios (other sectors, the portfolio of individuals or households). Furthermore, the sector information in this report for calculating emissions may contain differences with respect to the information provided in the BBVA´s Management Report, given that this information, at the request of the banking supervisor, must be consistent with the sector information in the FINREP regulatory framework.
–Operational marking excluded from the Paris Agreement(1). The thresholds considered for exclusion from the Paris Agreement on the basis of the Delegated Regulation (EU) 2020/1818 are:
–Companies deriving 1 % or more of their revenues from the exploration, mining, extraction, distribution or refining of anthracite, hard coal and lignite.
–Companies deriving 10 % or more of their revenues from the exploration for, extraction, extraction, distribution or refining of liquid fuels.

(***) Revenues from customer activities are obtained from external vendor data provider. For those cases where no information is available on the customer's activity revenues, it is assumed that its revenues come from the main activity
(NACE) used for internal management and reporting.

(****) Companies engaged in Power Generation take into account the emissions intensity estimated under the PACTA methodology in the logic to be considered as companies excluded from the Paris Agreement.

(*****) Exposures computed in the numerator of column k ("GHG emissions") are estimated under the PCAF methodology with approach 1a or 1b.
(1) In accordance with the Commission delegated regulation EU) 2020/1818 supplementing regulation (EU) 2016/1011 as regards minimum standards for EU Climate Transition Benchmarks and EU Paris-aligned Benchmarks -Climate
Benchmark Standards Regulation - Recital 6: Sectors listed in Sections A to H and Section L of Annex I to Regulation (EC) No 1893/2006.

(2) Exposures towards companies excluded from EU Paris-aligned Benchmarks in accordance with points (d) to (g) of Article 12.1 and in accordance with Article 12.2 of Climate Benchmark Standards Regulation.

(3) GHG emissions (column i, "GHG financed emissions (scope 1, scope 2 and scope 3 emissions of the counterparty)"): gross carrying amount percentage of the portfolio derived from company-specific reporting.

p.349

Pillar 3 | 2025	> 7. Prudential disclosures on environmental, social and governance risks
Identification of customers excluded  from EU Paris-Aligned Benchmarks
The Paris Agreement is an agreement within the framework of the United Nations Framework Convention on Climate Change
(COP) that establishes measures to reduce greenhouse gas emissions (GHG).
In February 2019, the European Parliament and the Council reached an agreement on the creation of two new categories of low-
carbon benchmarks: the EU Climate Transition Benchmark (or EU CTB for short) and the Paris-Aligned Benchmark (or EU PAB for short). While both benchmarks feature the same criteria focused on decarbonization, the thresholds are different.
In 2020, the European Commission established the minimum criteria that indices must meet to qualify as a EU Climate Transition
Benchmark (EU CTB) and EU Paris-Aligned Benchmark (EU PAB). For the Paris-Aligned Benchmark (EU PAB), Delegated
Regulation (EU) 2020/1818 sets out certain exclusions including quantitative criteria for the sectors of (i) exploration, mining, extraction, distribution or refining of anthracite, hard coal and lignite; (ii) exploration, extraction, distribution or refining of liquid fuels; (iii) exploration, extraction, production or distribution of gaseous fuels; (iv) generation of electricity with a given emissions intensity. The aforementioned regulation contains qualitative criteria in relation to controversial weapons such as anti-personnel mines, biological, chemical and nuclear weapons, cluster bombs, as well as depleted uranium weapons, blinding laser weapons, incendiary weapons and/or undetectable fragments. However, as expressly instructed by the current Pillar 3 regulations issued by the EBA and the European Commission, these qualitative aspects should not be taken into account.
The identification of customers excluded from the Paris Agreement-Aligned EU Benchmark is carried out using information provided by an external ESG data provider of the Group. A relationship is established between the sectors or economic activities described in the delegated regulation and an assessment is made as to whether or not the customer or business group meets the relevant criteria. This cataloging is carried out in accordance with the methodology developed by the aforementioned provider, which builds a logical relationship between the economic sectors or activities and the screening criteria by percentage of turnover established by the delegated regulation in those sectors.
The categorization provided is also related to the NACE catalogue (4-digit). This interaction takes place through the link established by EUROSTAT with NACE, making it possible to identify customers whose information is not available from the provider. These cases are exceptional given that in the aforementioned sectors, such as Coal, Oil & Gas, and Power Generation, there are customers of sufficient size and information on turnover by economic activity is available. For those activities that involve more than one sub-activity, for example Oil & Gas at the same time, the most restrictive criterion will be considered.
Concentration of financed emissions
The BBVA Group has analyzed its exposures to the 20 most carbon-intensive companies in the world, which it uses as a complement to the sectoral analysis (NACE codes) disclosed in other sections of this report. To analyze the exposure to these companies, the financing granted to any of the companies belonging to their segment is considered.  The relationship between corporate groups and companies belonging to them is based on the principles of supervisory reporting on large exposures
(COREP Large Exposures) and connected customers.
The information on the world’s top 20 carbon-intensive companies, according to the EBA’s ITS, should be based on accurate and publicly available information. Examples of data sources used to identify these companies include the Carbon Majors database, which contains reports from the Carbon Disclosure Project (CDP) and the Climate Accountability Institute, as well as Thomson
Reuters.
However, these reports use different criteria to determine the most polluting companies, since they are based on different perimeters within the value chain for measuring greenhouse gas emissions. Therefore, the results are not equivalent due to the different perimeter of emissions considered by each of them.

p.350

Pillar 3 | 2025	> 7. Prudential disclosures on environmental, social and governance risks
BBVA has information from several data providers recognized in the sector with whom it collaborates to provide information on climate aspects. This information is based on questionnaires sent to companies by the CDP, an organization that the EBA cites as valid for determining a list of the most polluting companies.
Based on this information, a list of the most polluting companies has been drawn up, the emissions perimeter of which includes the three scopes (1, 2, and 3 upstream) of their value chain. BBVA understands that this scope is the one that companies can directly manage within their value chain, where they can carry out mitigation actions, accelerate their transition to productive processes or improve energy efficiency.
Below is the Group’s exposure data for the 20 most carbon-intensive companies worldwide, showing that there are 9 customers with a combined balance of €1,402 million, representing  0,24% of the exposure to non-financial companies and whose weighted average maturity is 1.28 years.

TABLE 100. ESG4. BANKING BOOK - CLIMATE CHANGE TRANSITION RISK: EXPOSURES TO TOP 20 CARBON- INTENSIVE FIRMS (MILLION EUROS. 12-31-2025)

Gross carrying amount (aggregate)	Gross carrying amount towards the counterparties compared to total gross carrying amount (aggregate) (*)	Of which environmentally sustainable (CCM)	Weighted average maturity	Number of top 20 polluting firms included
1,402	0.24%	—	1.28	9
(*) For counterparties among the top 20 carbon emitting companies in the world, exclusively considering non-financial corporates in the investment portfolio of the entity.
(**) Accounting portfolios: "At amortised cost", "Fair Value through Other Comprehensive Income (FVOCI)", "Fair Value through P&L" and "Non-tradable at Fair
Value through Profit or Loss". Instruments: loans, fixed income and equities. Sectors: non-financial corporations.

(***) The information includes the BBVA Group total prudential balance. In terms of breakdown of environmental objectives, the most significant entities are included and correspond to 97% of the total assets. The data included in the template represents the best information available as of the date of publication of the report.

Breakdown of residential mortgages
The EPC label is a classification of properties according to their energy efficiency. It must be calculated according to the methodology adopted by Directive (EU) 2024/127 – Energy Performance of Buildings Directive – EPBD, published in April 2024 and pending transposition into national regulations.
The BBVA Group’s exposures secured by real estate, as well as those arising from foreclosure processes or received in payment of debt, are distributed according to their geographic diversification. Because of this, there is a presence in countries outside the scope of application of the aforementioned Directive. As a result, the standards for assessing the energy consumption intensity or energy efficiency of real estate in each region have different levels of maturity, which adds complexity when trying to provide a consistent view from a global perspective.
Most of the real estate assets relate to the business in Spain, where the EPC is the standard approach to assessing energy efficiency. Under the applicable regulations in Spain, the assessment and issuance of an Energy Performance Certificate (EPC) is mandatory for the sale of residential properties since 2013. Over recent years, BBVA, S.A. has implemented the necessary changes to collect EPC information for new mortgage loans in Spain via appraisal companies. The Bank is finalizing periodic access to the EPC databases maintained by the Autonomous Communities, which will allow, from 2026 onwards, updating EPC data after origination. This will reflect any subsequent improvements in the energy efficiency of the property, thereby covering the majority of the exposure. More precisely, the EPC information was obtained from existing public records and, in cases where the information was not available, it was based on a model developed by the appraiser to estimate the intensity of energy consumption based on the nearest neighborhood, geographic area, year of construction and floor of the building. This model has been analyzed by BBVA’s Internal Validation team.

p.351

Pillar 3 | 2025	> 7. Prudential disclosures on environmental, social and governance risks
It should be noted that due to the type of property in question, the issuance of EPC labels may not be mandatory, as is the case with plots of land, storage rooms, or stand-alone garages, for which no information or estimated energy consumption (kWh/m2/
year) has been obtained.
For real estate assets attached to the banking business in Spain, information on estimated energy consumption (kWh/m2 per year) has been incorporated whenever the EPC label information is available.  A project was launched to raise awareness among
BBVA customers of the value and worth of EPCs and to include them among the documentation to be requested when granting a mortgage before penalizing risks. This should ultimately help to improve loan terms and conditions and decarbonize the total stock of housing units, which in Europe accounts for 40% of CO2 emissions.
In addition, several initiatives have been launched in Spain to finance improvements in the energy efficiency of buildings, both for individuals and communities of owners.
In Turkey, energy certificates have been obtained from appraisal documents for existing properties in the country since 2017.
Since January 2023, the mortgage contracting process has been modified to automatically collect label and consumption information, which has been done for mortgage loan originations for 2023. For the existing stock, a tool is being developed to estimate the energy efficiency level based on actual available EPCs.
In Mexico, there are two ongoing projects to obtain energy efficiency information. First, the mortgage loan underwriting process has been modified to automatically collect information on new transactions and, second, proxies are being calculated to qualify energy efficiency and emissions for both the existing stock and new originations. In both cases, the aim is to have information on energy consumption (kWh/m2/year) and emissions (KgCO2/m2/year). In relation to collateral, BBVA has been calculating the associated emissions and consumption estimates for existing stock and new loans since 2Q 2024, which has resulted in a significant increase in the availability of energy performance data in non-EU geographies.
A similar initiative has already been implemented in Peru and Colombia, with the aim of managing the collection of emissions metrics (KgCO2/m2/year) and, from this, being able to generate consumption metrics (kWh/m2/year) by applying the country’s energy mix.
BBVA is actively working to identify key local factors to determine the degree of sustainability of the properties. Some of these factors are associated with the water resources required or waste management, since the energy efficiency of buildings is of different significance depending on the climate of the countries in which they operate.

p.352

Pillar 3 | 2025	> 7. Prudential disclosures on environmental, social and governance risks

TABLE 101. ESG2. BANKING BOOK - CLIMATE CHANGE TRANSITION RISK: LOANS COLLATERALISED BY IMMOVABLE PROPERTY - ENERGY EFFICIENCY OF THE COLLATERAL (MILLION EUROS. 12-31-2025)

	Total gross carrying amount amount
		Level of energy efficiency (EP score in kWh/m² of collateral)						Level of energy efficiency (EPC label of collateral) (1)							Without EPC label of collateral
		0; <= 100	> 100; <= 200	> 200; <= 300	> 300; <= 400	> 400; <= 500	> 500	A	B	C	D	E	F	G		Of which level of energy efficiency (EP score in kWh/ m² of collateral) estimated
Total EU area	85,897	12,528	28,186	18,045	4,149	1,099	912	2,424	2,718	2,583	6,797	33,347	5,241	7,610	25,176	17%
Of which Loans collateralised by commercial immovable property	12,656	1,385	2,132	1,264	364	104	217	386	742	726	701	1,540	318	332	7,912	9%
Of which Loans collateralised by residential immovable property	72,924	11,138	26,015	16,751	3,778	993	695	2,038	1,975	1,856	6,093	31,770	4,913	7,267	17,012	20%
Of which Collateral obtained by taking possession: residential and commercial immovable properties	317	5	39	30	7	2	—	—	1	2	3	37	10	11	252	8%
Of which Level of energy efficiency (EP score in kWh/ m² of collateral) estimated	4,199	1,160	1,609	1,067	210	34	119								4,199	100%
Total non-EU area	48,515	2,409	8,099	2,218	910	610	861	12	470	1,145	42	13	1	—	46,830	29%
Of which Loans collateralised by commercial immovable property	19,457	685	611	138	24	11	91	12	308	405	6	3	—	—	18,723	4%
Of which Loans collateralised by residential immovable property	28,659	1,719	7,487	2,079	886	599	770	1	162	740	36	10	1	—	27,708	45%
Of which Collateral obtained by taking possession: residential and commercial immovable properties	399	5	1	1	—	—	—	—	—	—	—	—	—	—	399	2%
Of which Level of energy efficiency (EP score in kWh/ m² of collateral) estimated	12,916	1,825	7,220	2,003	792	506	558								12,916	100%
(*) Accounting portfolios: "At amortised cost", "Fair Value through Other Comprehensive Income (FVOCI)", "Fair Value through P&L" and "Non-marketable at Fair Value through Profit or Loss". Loans secured by real estate are in the "At amortised cost" portfolio. Instruments:
loans secured by residential real estate, commercial real estate and foreclosed real estate collateral. Sectors: non-financial corporations and households. Data on the Group's prudential perimeter, where energy efficiency information is available mainly in the Spanish and Turkish business.

(1) The EPC labels included are the certified labels obtained from the customer, from the registry, provided by the appraiser and estimated by methodology based on certified homes belonging to the same building.

p.353

Pillar 3 | 2025	> 7. Prudential disclosures on environmental, social and governance risks
Climate physical risk
Physical risks arise from climate change and can manifest both in the increased frequency and severity of extreme weather events and in long-term alterations of climate patterns. These types of events can cause physical damage to company assets, disrupt supply chains, or increase the expenses required to address them.
During 2025, BBVA updated its internal physical risk taxonomy, whose main objective is to identify the economic activities most exposed to physical climate risks and the most relevant natural hazards in the main geographies where BBVA operates, as well as to explain the transmission channels of physical risks to prudential financial risks.
In this way, it is identified that the most relevant natural hazards in the geographies where BBVA operates are tropical cyclones, heatwaves, wildfires, riverine and coastal floods, and drought.
The physical risk analysis is based on sets of climate trajectories consistent with the Shared Socioeconomic Pathways (SSP)
developed by the Intergovernmental Panel on Climate Change (IPCC) in its Sixth Assessment Report (AR6). These scenarios integrate consistent assumptions about the evolution of socioeconomic, energy, and demographic factors, and their translation into greenhouse gas emission pathways.
BBVA uses two reference scenarios: SSP2-4.5 and SSP3-7.0. SSP2-4.5 is used as the baseline scenario for the analysis. This scenario describes an intermediate pathway of continuation of current trends until mid-century, with a gradual energy transition and subsequent decline without reaching net zero, leading to ~2.7 °C (2.1–3.5 °C) by the end of the century (AR6). This is useful as a central point for impacts and adaptation.
Meanwhile, the SSP3-7.0 scenario reflects a world characterized by high geopolitical fragmentation, reduced international cooperation, and limited climate policies, resulting in a scenario of high physical risk. Therefore, the IPCC classifies it as high emissions and projects an average warming of ~3.6 °C (2.8–4.6 °C) by the end of the century (AR6). At these levels, the frequency and intensity of heat waves, extreme rainfall, and droughts clearly increase, as do coastal risks. Meanwhile, the SSP5-8.5 scenario is considered unlikely given current policies and is therefore reserved for stress tests.
Natural hazards
During 2025, the calculation methodology for both the retail and wholesale portfolios was maintained, considering the following acute climate hazards (river and pluvial flooding, tropical cyclones, wildfires, heatwaves and cold waves) and chronic hazards (sea level rise, drought).
Exposure
In 2025, work was carried out within the framework of the strategy for geospatial data on customers’ productive assets. In 2026, efforts will continue, focusing on improving asset coverage at a global level.
Vulnerability
In 2026, the update of this vulnerability component will be addressed to provide greater granularity based on sub-sectors and to include a larger number of hazards. Additionally, this component will be complemented with damage functions where scientifically robust, and work will continue to increase the number of available damage functions for both direct and indirect transmission channels of physical climate risk.
Next steps
During 2025, the BBVA Adapta project was launched to develop an internal tool for analyzing physical climate risk and natural capital. This tool will provide a granular view of these risks and integrate them into various risk and business processes.

p.354

Pillar 3 | 2025	> 7. Prudential disclosures on environmental, social and governance risks
Despite these advances, the assessment of physical climate risks presents several limitations:
–Data: historical data are scarce and heterogeneous, with coverage gaps, low resolution, and lack of georeferencing.
–Scenarios and uncertainty: climate scenarios are based on assumptions (policies, technology, pathways) with structural uncertainty. Additionally, damage functions and exposure inventories remain incomplete.
–Heterogeneous analysis (TCFD/ISSB/NGFS): the heterogeneity of risk analysis and reporting methodologies may significantly affect comparability between entities. There is also a high dependence on low-resolution scenarios that do not capture local realities.
Addressing these limitations requires collaborative work between public entities and private initiatives.
Based on the aforementioned physical risk analysis methodology and using data as of December 31, 2025, it was identified that
23% of the wholesale portfolio's exposure (23% in 2024) corresponds to activities with a high or very high level of exposure to this risk. This calculation was performed on a portfolio totaling €291,540 million (253,795 in 2024).
In summary, internal taxonomies allow for the assessment of the exposure of key economic activities to climate and environmental risks, including transition risks, physical risks, and natural capital risks.

CHART 28. EXPOSURE TO PHYSICAL RISK AS OF DECEMBER 31, 2025 (PERCENTAGE)[1]
(1) The breakdown includes the portfolios of Spain, Mexico, Turkey, Peru, Colombia and Argentina
During 2025, significant progress was made in the granular analysis of physical risk exposure for customers and operations.
Specifically, a physical risk score was developed for the CIB and corporate customer segments portfolio, which will identify customers with the greatest exposure to physical and climate-related risks. This score was initially developed using a methodology from an external provider; however, during 2026, an internal methodology developed within the BBVA Adapta project will be implemented.
This scoring system will be available during the customer onboarding process, through the Client Sustainability Toolkit, and will be complemented by a customer physical risk adaptation questionnaire. The combination of the physical risk exposure score and the implemented adaptation measures will allow for an integrated assessment of each customer's exposure and resilience.
Furthermore, during 2025, a methodological approach was developed to conduct a tactical analysis of physical risk for project finance and data center transactions, providing an initial approximation of the portfolio's risk exposure. During 2026, work will continue on implementing this type of analysis in the onboarding process for project finance, data center, and hotel asset transactions, as well as integrating this analysis into the BBVA Adapta project.

p.355

Pillar 3 | 2025	> 7. Prudential disclosures on environmental, social and governance risks
In terms of physical risk analysis in the mortgage portfolio, a metric (called High Physical Risk, hereinafter, HPR) has been developed that allows for the quantification and monitoring of the exposure of mortgage portfolio assets to climate-related physical risks with a forward-looking approach. This metric is part of the Monitoring Metrics of the Risk Appetite Framework.
Each mortgage asset is assigned a physical risk score based on the expected annual loss due to different climate hazards, considering the SSP2-4.5 scenario and a time horizon up to 2040. Those assets with the worst score are included in the HPR metric. The scope of application is the retail mortgage portfolio in the following geographies: Spain, Mexico, Colombia, Peru, and
Turkey.

p.356

Pillar 3 | 2025	> 7. Prudential disclosures on environmental, social and governance risks

TABLE 102. ESG5. BANKING BOOK - CLIMATE CHANGE PHYSICAL RISK: EXPOSURE SUBJECT TO PHYSICAL RISK (MILLION EUROS. 12-31-2025)

Total	Gross carrying amount
		of which exposures sensitive to impact from climate change physical events
		Breakdown by maturity bucket					of which exposures sensitive to impact from chronic climate change events	of which exposures sensitive to impact from acute climate change events	of which exposures sensitive to impact both from chronic and acute climate change events	Of which Stage 2 exposures	Of which non- performing exposures	Accumulated impairment, accumulated negative changes in fair value due to credit risk and provisions
		<= 5 years	> 5 year <= 10 years	> 10 year <= 20 years	> 20 years	Average weighted maturity							of which Stage 2 exposures	Of which non- performing exposures
A - Agriculture, forestry and fishing	5,871	2,364	428	10	26	2	461	1,674	692	192	96	(72)	(6)	(55)
B - Mining and quarrying	3,225	1,573	9	44	18	2	255	1,017	372	17	8	(7)	(1)	(3)
C - Manufacturing	60,653	9,247	1,108	305	334	3	5,759	3,215	2,020	475	148	(124)	(26)	(82)
D - Electricity, gas, steam and air conditioning supply	20,418	5,902	1,321	181	1	3	1,739	5,100	567	76	7	(9)	—	(5)
E - Water supply; sewerage, waste management and remediation activities	1,273	10	1	3	—	6	—	14	—	—	3	—	—	—
F - Construction	12,770	1,077	135	111	8	3	285	1,009	38	63	33	(23)	(4)	(16)
G - Wholesale and retail trade; repair of motor vehicles and motorcycles	42,971	404	68	36	—	4	25	454	29	47	36	(19)	(2)	(15)
H - Transportation and storage	15,114	98	39	3	—	4	29	101	10	10	4	(3)	—	(2)
L - Real estate activities	13,090	1,608	390	29	7	4	607	1,411	15	30	9	(11)	(1)	(4)
Loans collateralised by residential immovable property	101,583	547	1,478	6,862	2,725	17	414	10,951	248	1,362	611	(227)	(49)	(163)
Loans collateralised by commercial immovable property	32,113	3,387	1,557	385	17	5	1,136	3,787	422	313	197	(130)	(14)	(102)
Repossessed colaterals	716	—	—	—	66	20	5	59	2	—	—	—	—	—
I - Accommodation and food service activities	10,382	3,260	1,798	198	22	5	2,866	1,583	829	144	94	(70)	(6)	(54)
J - Information and communication	17,497	4	1	1	—	4	1	6	—	—	2	(2)	—	(2)
K - Financial and insurance activities	3,242	—	1	2	—	11	—	2	—	—	—	—	—	—
Other relevant sectors	21,452	246	37	17	5	3	104	165	36	17	56	(28)	(1)	(24)
(*) Accounting portfolios: "At amortised cost", "Fair Value through Other Comprehensive Income (FVOCI)", "Fair Value through P&L" and "Non-tradable at Fair Value through Profit or Loss". Instruments: loans, fixed income and equities. In addition, loans secured by residential real estate, commercial real estate and foreclosed real estate collateral. Sectors: non-financial corporations and households (only for the part of loans secured by residential real estate). Specific details:
Main activity code (NACE) information used for internal management and reporting purposes. In other relevant sectors all other NACE activities are included until the perimeter is complete. These data represent the best information available to date.

p.357

Pillar 3 | 2025	> 7. Prudential disclosures on environmental, social and governance risks
Risk associated to natural capital
BBVA includes natural capital in its holistic vision of sustainability, which encompasses the geographies in which it operates. For
BBVA, opportunities in natural capital are linked to investments that mitigate risks, improve efficiency, and protect natural resources in four key areas:
Natural capital constitutes a functional foundation for economic stability and biosphere integrity. Aligned with ESRS requirements and recognizing the financial sector's structural dependency on nature, the Group integrates this management into its sustainability strategy as a growth engine that complements and reinforces climate action.
Policies and frameworks
The Sustainability General Policy expressly includes the protection of natural capital as one of its key areas of focus. Specifically,
BBVA recognizes the need to protect ecosystem services and natural assets, as well as species and natural ecological processes, and considers biodiversity and natural capital in its relationships with customers.
Additionally, the Environmental and Social Framework specifically includes a number of general prohibited activities, in relation to the loss of biodiversity and the fight against deforestation:
–Threats to protected areas: new projects that threaten: UNESCO World Heritage Sites, Ramsar-listed wetlands, Alliance for Zero Extinction sites, and Category I-IV areas of the International Union for Conservation of Nature.
–Deforestation: new High Conservation Value and High Carbon Forest removal projects.
–Non-certified palm oil farms: new palm oil projects in swamps and peat-rich areas.
In addition to these general restrictions, specific prohibitions have been established for new projects in the agroindustrial sector related to ecosystem protection: projects that involve the burning of natural ecosystems, the removal of forests with high conservation value and high carbon content, as well as palm oil farms that are not certified by the Roundtable on Sustainable Palm
Oil (RSPO) or are not in the process of certification. New palm oil projects in swamps and peat-rich areas are also excluded.
Risk management
Natural capital risks are those that arise from actions to protect natural capital (transition risks) and the loss of ecosystem services that serve as inputs or enable economic activities (physical risks). They are a source of economic risks due to the dependencies and impacts of economic activities on natural capital.

p.358

Pillar 3 | 2025	> 7. Prudential disclosures on environmental, social and governance risks
Customer activity and its value chain can affect natural capital (impacts), while the loss of natural capital can generate risks for
BBVA customers' operations and business model (dependencies).
–Customers whose activities or value chain have a high impact on ecosystems face a greater level of transition risk due to regulatory and policy changes. The replacement of technologies with more efficient and less polluting ones, shifts in consumer demand, and market changes.
–Customers with a high dependence on natural capital in their activities or value chain may face greater physical risks stemming from ecosystem degradation, such as reduced water resources or the loss of protective capacity against adverse weather events.
During 2025, BBVA updated its internal taxonomy of natural capital risks, integrating the analysis of impacts and dependencies across the value chain. Furthermore, for the first time, a geographical perspective was considered to capture the relationship between the Group's activities and nature in its main operating regions.
The methodology designed to identify points of interaction with nature and assess related impacts and dependencies is linked to the initial steps of the TNFD's LEAP approach, recognizing that impacts and dependencies indicate both greater risks and opportunities. This exercise primarily utilized the methodology of the ENCORE tool (Exploring Natural Capital Opportunities, Risks and Exposure) developed by the Natural Capital Finance Alliance, which is also consistent with aspects of other reference tools such as the SBTN Materiality Screening Tool, developed by the Science Based Target Network (SBTN).
The information provided by ENCORE allows, for the first time, an understanding of the impacts and dependencies on natural capital, both upstream and downstream, of the value chain for each of BBVA’s 271 economic activities. This analysis enables an understanding of the potential material dependencies and impacts of the bank own activities, as well as those of its suppliers and customers. It also provides a clearer picture of exposure to nature-related risks that were previously hidden within its value chain.
Furthermore, the previous approach has been complemented with a geographical perspective to understand the interaction of economic activities with nature in the different regions where its customers operate. Following TNFD recommendations, a compilation of metrics has been carried out to provide geographical insights into the following aspects:
–Impact factors and external factors, such as regulations on water management, waste and pollution, and biodiversity and land use.
–Changes in the state of nature and the availability of ecosystem services, through recognized external sources such as
Aqueduct, the International Union for Conservation of Nature (IUCN), and the United Nations Environment Programme
World Conservation Monitoring Centre (UNEP-WCMC). Key metrics considered include Baseline Water Stress (BWS) and the Ecoregion Intactness Index (EII).
This analysis includes aspects related to water availability and quality, biodiversity, land use, as well as ecosystem pollution and waste generation.
As a result, by combining the levels of impact and dependence, an exposure level (very high, high, medium, low) is assigned to each sector and geography to natural capital risk. Activities considered sensitive to natural capital risk total €68,843 billion, representing  23.6% of the wholesale portfolio. By country, those with the highest percentage exposure to natural capital risk are
Colombia, Peru, and Argentina, geographies where the primary exploitation and/or manufacturing of food, beverages, and tobacco subsectors have a greater weight in the wholesale portfolio.

TABLE 103. EXPOSURE SENSITIVE TO NATURAL CAPITAL RISK (PERCENTAGE. 2025)

	Spain	CIB, BBVA S.A	Mexico	Colombia	Peru	Argentina	Turkey	TOTAL
% EAD	25.4%	22.7%	22%	33.7%	37%	34.5%	16.4%	23.6%

p.359

Pillar 3 | 2025	> 7. Prudential disclosures on environmental, social and governance risks
This prioritization of activities helps identify areas for improvement in risk management processes. First, natural capital risks have been included in the risk assessment exercise that forms part of the General Risk Management and Control Model. As next steps, work is underway to identify more specific metrics to evaluate customers' impact on and dependence on nature. These metrics will provide insight into the current situation and customers' commitments in managing the risks and opportunities arising from natural capital.
Exposure by sector to climate and environmental risks
BBVA has developed an internal taxonomy designed to assess the exposure of key economic activities to climate and environmental transition, physical, and natural capital risks.

p.360

Pillar 3 | 2025	> 7. Prudential disclosures on environmental, social and governance risks

TABLE 104. RISK LEVEL OF ECONOMIC ACTIVITIES (BBVA GROUP. 2025)

		Climate		Natural capital
Sector	Subsector	Transition risk	Physical risk	Transition and physical
Transport vehicles and components	OEM cars
Auto parts suppliers
Other OEMs
Basic materials	Mining
Of which: coal mining
Steel and processed metals
Of which: production of steel and metals
Chemicals
Of which: Agrochemicals
Paper and forestry products
Construction and building materials	Construction
Building materials
Of which: Cement-based products and materials
Energy	Integrated Oil & Gas
Upstream
Downstream
Midstream
Oil services
Basic consumption	Primary exploitation
Production of food, beverages and tobacco
Transport	Air transport
Shipping
Transport infrastructure operators
Electricity	Traditional/multi-technique electricity generation
Low-carbon electricity generation
Transmission, distribution and supply of electrical energy
Integrated electricity companies
Transmission, distribution and supply of gas
Other sectors
Wholesale portfolio exposure (EAD at High or Very High) (1)		14%	23%	23%

Very high
High
Medium
Low
Does not apply
(1) This calculation has been carried out on the wholesale portfolio amounting to €291,540 million (253,795 in 2024).
(2) Data 2024 (%): Climate: Transition risk (12) and Physical risk (23); Natural capital: Transition and physical risk (34).

p.361

Pillar 3 | 2025	> 7. Prudential disclosures on environmental, social and governance risks
Definition of risk appetite and resilience of the strategy to climate risks
Article 449 bis CRR - Table (1) m), o), q)
BBVA’s climate change risk management is based on the risk planning process. This process is guided by the defined risk appetite and is operationalized through management frameworks that determine how it is handled in day-to-day operations.
Integration of climate risks into the Risk Appetite Framework
Integration into the Risk Appetite Framework (RAF) forms the basis for the prudent management of climate risk. The defined tolerances and thresholds are supported by the results of the Risk Assessment and the Group’s transition plans.
As part of the RAF formulation process, the review and calibration of the Risk Appetite Statement and its translation into metrics is generally performed annually. In defining the appetite for portfolio positioning, based on the relative weight in BBVA’s portfolio
(the “Risk Portfolio View”), transition risk is used as an input for portfolios most exposed to regulatory, legal, technological, market, and reputational risks arising from climate change. Additionally, the High Transition Risk (HTR) metric sets limits and a
“Room for Growth” in line with decarbonization and alignment objectives established in the business plans.
On this basis, the Board of Directors approves limits and thresholds for aggregated exposure to HTR activities, both at the Group level and by geographic area, defining the maximum appetite for this type of risk. Additionally, from 2024, the RAF incorporates an indicator to monitor the degree of compliance with sectoral decarbonization targets, strengthening the link between risk management and alignment commitments.
Within the RAF structure, four levels of metrics are defined, integrating climate risk concentration indicators:
–At the By-type level, this includes: (i) the concentration metric for activities and customers potentially most vulnerable to decarbonization, Net High Transition Risk (HTR), and (ii) a metric for portfolio and financed emissions alignment (Lending
Portfolio Decarbonization).
–At the Monitoring Metrics incorporates: (i) physical risk concentration in the mortgage portfolio through High Physical
Risk (HPR), (ii) exposure to customers potentially most vulnerable to decarbonization through High Market Misalignment
(HMM) — customers with emissions intensity >30% above the Net-Zero market scenario—, and (iii) the financed emissions intensity metric for the wholesale portfolio (Intensity of financed emissions).
These metrics are defined both at the Group level and for each business area.
The RAF will evolve from 2026 as models are refined to more accurately reflect the effects of climate risks and more sophisticated analytical capabilities are implemented.
Key Risk Indicators (KRIs) related to climate change, including the metrics included in the RAF, are integrated into internal risk reports. Furthermore, during 2025, the internal risk metrics dashboard has been enhanced, allowing all BBVA teams to access materially relevant information on risk identification, monitoring, exposure trends, and climate risk mitigation actions.
Definition of customer-level risk appetite
BBVA applies specific frameworks by sector and by product in which the risk appetite is defined according to customer type, considering both the climate and environmental risk profile as well as decarbonization objectives. This allows the establishment of criteria for portfolio management.
In the wholesale portfolio, elements of sustainability risk analysis and portfolio alignment have been integrated to drive the achievement of strategic objectives, through:

p.362

Pillar 3 | 2025	> 7. Prudential disclosures on environmental, social and governance risks
Compliance with the risk appetite defined in the Sectoral and Product Frameworks is also a condition that alignment plans for each sector, with emission reduction objectives, must meet.
In the Retail Portfolio, integration of sustainability aspects, particularly related to decarbonization and physical risk, has continued
in the mortgage, small business, and auto loan operating frameworks. For Mortgages, origination limits have been defined in Spain and Turkey by combining the EPC rating with the loan-to-value ratio (LTV). This begins to integrate transition risk into the risk appetite definition for this portfolio. Another key factor influencing transition risk in these portfolios is the financed carbon emissions associated with each loan. Thus, the calculation of financed emissions serves as a lever to identify portfolios most sensitive to regulatory, technological, or energy/CO₂ price changes. As a risk mitigation lever, BBVA also acts as a facilitator of financing for investments needed for climate change mitigation and adaptation, promoting more sustainable lifestyles and products.
Assessment of business model resilience
BBVA understands climate resilience as the ability to adapt in order to manage both transition and physical risks, while simultaneously capturing opportunities linked to decarbonization. In line with the option considered by the ESRS and following
TCFD recommendations, BBVA evaluates its strategy on two complementary levels: (i) an orderly transition scenario that allows for opportunity capture, and (ii) scenarios with greater severity of climate risks, against which the robustness of the business model is tested.
Climate scenarios are integrated into the Group’s scenario governance and incorporated into the ICAAP. For transition risk, the
Group includes an adverse “climate fragmentation” scenario as a structural element of the capital plan, using a top-down approach that combines macroeconomic projections and sectoral impacts, based on NGFS scenarios, and includes potential asset valuation shocks associated with the transition (e.g. corrections in green assets). For physical risk, a economic capital add-on is estimated for droughts in the main geographies of the footprint (Spain, Mexico, and Turkey), with calibrations based on climate indicators and forward-looking multipliers, to capture potential deterioration under adverse conditions.

p.363

Pillar 3 | 2025	> 7. Prudential disclosures on environmental, social and governance risks
Additionally, exercises assessing the impact of climate risks on provisioning and economic capital calculations progress along two complementary levers:
–Top-down (transition risks): Disaggregation of the NGFS scenarios by sector to calibrate pathways for Probability of
Default (PD) and the impact on provisions for stage 2 customers, as well as a transfer of exposures from stage 1 to stage
2.
–Bottom-up (physical risks): Assessment of potential collateral value deterioration—real estate assets in corporate and retail portfolios—with translation into Loss Given Default (LGD).
The results of this calculation show that the impacts continue to be immaterial for both transition and physical risks. However, it is important to consider that methodological limitations, particularly in terms of data and scenario design, may be underestimating expected losses for the financial system. In this context, BBVA has implemented scenario analysis capabilities to develop bottom-
up analytical methodologies and models to project customers’ financial statements and estimate impacts on collateral values under different climate scenarios and across various time horizons. Using these capabilities, the Group will continue refining the models to more accurately reflect the effects of climate risks as information and data evolve, applying a bottom-up scenario analysis approach.
Furthermore, a stress test exercise has been carried out to assess the robustness and resilience of the business strategy in the event of a potential strategic exit of relationships with certain customers, assuming that they do not meet the milestones set in the developed engagement plans. Customers in this situation are closely monitored, and improvements are expected in the short to medium term. The outcome of this exercise under the most adverse scenario (considering a complete exit of these customers)
highlights the strength of the business strategy.
Finally, the resilience of the strategy under different climate scenarios is reinforced by the fact that BBVA has established sustainability as one of its six strategic priorities, with a particular focus on combating climate change, integrating into this priority the goal of aligning its financing portfolio with Paris Agreement-compatible scenarios. Notable intermediate targets for 2030 include CO₂ emission reductions in the Oil & Gas, Power Generation, Auto, Steel, Cement, Coal, Aviation, and Shipping sectors, as well as Aluminum and Real Estate (commercial and residential), alongside an eco-efficiency plan to reduce its operational footprint.
Sustainability data strategy
Article 449 bis CRR - Table (1) p)
During 2025, the rollout of the sustainability data strategy continued, reviewing new data needs and providing business units with capabilities to leverage existing information in order to optimize decision-making. The ESG Data Strategy is aligned with the BBVA
Group’s Data Governance framework, fostering the integrity and quality of the information made available to users.
Collecting ESG data from customers remains a strategic priority within BBVA's ESG Data Strategy. To this end, initiatives have been launched to explore and integrate new information providers, develop AI-based capabilities for processing unstructured data sources, and obtain data directly from corporate customers. These actions strengthen the Group's capacity to promote sustainable business growth and mitigate ESG risks.
One of the key pillars in the capture of customers ESG data has been the geolocation of their productive assets. In this regard, during 2025 work was carried out on their collection, availability and integration into BBVA’s systems. This new solution model will make it possible to optimize the measurement of physical risk for BBVA and to develop new personalized advisory capabilities for customers.
In line with the priorities established in the Group's sustainability strategy, new datasets have been made available this year to meet the demands of business areas regarding natural capital management. This information will enable BBVA to promote the development of initiatives related to natural capital and improve the accuracy of nature-related risk measurements.

p.364

Pillar 3 | 2025	> 7. Prudential disclosures on environmental, social and governance risks
Additionally, the BBVA Group continuously works to make available KPIs and metrics of strategic relevance for business development. This data, which reflects the environmental, social, and governance performance of its customers and operations, is a fundamental asset for identifying business opportunities aligned with sustainability principles.
Finally, BBVA continues to make progress in collecting data on the energy efficiency of real estate assets, especially in regions where there is no legislative framework comparable to that of the European Union in this area. In these regions, projects have been developed to estimate energy consumption and financed emissions with the greatest possible accuracy, allowing their integration into risk management processes. As a result, data for Colombia was reported for the first time in 2025.
Methodologies and standards and considered in the climate and environmental risk management framework
Article 449 bis CRR - Table (1) k)
BBVA addresses the management and analysis of climate and environmental risks through a comprehensive approach that combines alignment with international and market standards, best practices and specific methodologies identified in different international frameworks, as well as with current regulations on the matter and supervisory expectations.
On the regulatory front, BBVA considers various regulations in force in this area, including the EU Taxonomy Regulation
2020/852, the Corporate Sustainability Reporting Directive (CSRD), the European Sustainability Reporting Standards (ESRS) and
Spanish Law 7/2021 on climate change, among others. This approach is complemented by supervisory guidelines, including the
ECB’s expectations on climate and environmental risks, the EBA Guidelines on ESG risks, as well as international best practices related to climate stress testing, among others.
BBVA relies on sector initiatives following the recommendations of the UN Environment Programme Finance Initiative (UNEP-FI),
together with sustainable finance principles and standards established by the International Capital Markets Association (ICMA)
and the Loan Market Association (LMA).
Likewise, to analyze financed emissions and align its portfolio with climate objectives, it uses methodologies such as PCAF and
PACTA, in addition to reinforcing its commitment to the transition towards a low-carbon economy through its participation in the
Net Zero Banking Alliance.
As indicated in section 7.2.2. on environmental risk management, in relation to physical risks, the physical risk analysis is based on climate trajectory sets consistent with the Shared Socioeconomic Pathways (SSP) developed by the Intergovernmental Panel on
Climate Change (IPCC) in its Sixth Assessment Report (AR6).
Similarly, as detailed above in section 7.2.2. on environmental risk management, in the information relating to risks associated with natural capital, BBVA predominantly uses the methodology of the ENCORE tool developed by the Natural Capital Finance Alliance, which is also consistent with aspects contained in other reference tools such as the SBTN Materiality Screening Tool, developed by the Science Based Target Network (SBTN).
Finally, as part of its project management, BBVA applies the Equator Principles (EP), which require adequate assessment and mitigation of biodiversity risks in the projects it finances under the EP. It is worth noting that for projects with impacts on critical habitats, BBVA, as part of implementing the EP, requires the implementation of biodiversity management plans aligned with the
IFC (International Finance Corporation) Performance Standards, which require the identification and quantification of impacts on biodiversity, critical habitats, and natural resources.

p.365

Pillar 3 | 2025	> 7. Prudential disclosures on environmental, social and governance risks
7.3.Social risk
7.3.1. Strategy and business processes
Integration of social factors into business strategy
Article 449 bis CRR - Table (2) a)
As mentioned in section 7.2.1. on environmental risk business strategy and processes, BBVA addresses sustainability with a holistic vision that includes not only combating climate change and preserving natural capital, but also contributing to the progress and development of the societies in which it operates.
Beyond the positive impact generated by its banking activities—the main driver to contribute to the progress and development of the societies in which it operates—, BBVA complements this effect through robust social and philanthropic activity. This activity is channeled through social programs developed by the Group and its foundations, as well as through contributions to non-profit organizations and the promotion of a corporate culture committed to social and environmental support, facilitating employee participation in volunteer initiatives.
Overall, these activities with a positive impact on society are consistent with BBVA's Purpose and strategic priorities, driving growth that empowers individuals and societies to  go further.
Finally, in line with its decarbonization strategy and the principles of its Sustainability General Policy, BBVA works on progressively integrating ESG risks and opportunities into internal processes, supporting customers in their transitions and monitor direct and indirect environmental and social impacts. In this regard, BBVA integrates these principles into its operations, also covering the processes for assessing and managing the impact and risk of its financing operations. In addition to defining sectoral alignment plans and assessing customers transition plans, the Group measures the environmental and social impact, applying proportional processes tailored to the type of customer and the nature of the transaction.
Objectives and goals set towards inclusive growth
Article 449 bis CRR - Table (2) b)
Evolution of sustainable business channeling in the social sphere
The progress achieved in the social sphere in 2025 - within the objective set by BBVA to mobilize 700 billion in sustainable activities for the period 2025-2029 - has been very significant. This year, BBVA reached a record figure of €134 billion channeled, of which €30 billion was allocated to social activities, representing a 52% growth compared to 2024.
31 The 2024 data differ from those presented in the previous report, as the estimates included at the close of the 2024 financial year have been replaced by the actual data filed after the publication of that report.

p.366

Pillar 3 | 2025	> 7. Prudential disclosures on environmental, social and governance risks

CHART 29. SUSTAINABLE BUSINESS CHANNELING RELATED TO SOCIAL ACTIVITIES

SOCIAL ACTIVITIES IN 2025

8%
9%
31%
7%
€30 Bn
2025
23%
21%
Entrepreneurship and microenterprises
Social sustainable customer
Social infrastructure
Financial and social inclusion
Social and KPI-linked bonds
Other

The Group develops specific initiatives in the social sphere and monitors channeling separately for each customer segment:

CHART 30. SUSTAINABLE SOCIAL BUSINESS CHANNELING. BREAKDOWN BY CUSTOMER SEGMENT (DECEMBER 2025)

Of the €30 billion, the following has been allocated by customer segment:

Corporate customers	Enterprise customers	Retail customers
€6 Bn	€13 Bn	€11 Bn

Contribution through social programs and initiatives
In the area of philanthropic contributions to the development in of the societies where the Group operates, BBVA established the
2025 Community Investment Goal, allocating €550 million to social initiatives to benefit 100 million people between 2021 and
2025. Both targets were met ahead of schedule, on December 31, 2024, with €590.2 million31 allocated to social programs and nearly 106 million people reached.
At the conclusion of the plan and following a thorough strategic review, BBVA has determined that the current philanthropic framework is robust and remains fully aligned with the Group's long-term commitment to promoting the development of the society. For this reason, it was not deemed necessary to launch a new Community Investment Plan.
In 2025, the BBVA Group allocated €191.5 million to the development of social programs and initiatives (€178 million in 2024), representing 1.8% of its attributable profit. The programs and initiatives implemented directly benefited 7.7 million people.
In this regard. BBVA implements this contribution through its local banks and foundations, highlighting: (i) the BBVA Foundation, focuses its activity on generating knowledge, (ii) the BBVA Mexico Foundation, focuses its activities on education with its

p.367

Pillar 3 | 2025	> 7. Prudential disclosures on environmental, social and governance risks benchmark program, "Chavos que Inspiran", which offers 10 years of support that transforms the lives of talented, underprivileged young people across the country and (iii) the BBVA Microfinance Foundation, focuses its activities on supporting vulnerable microentrepreneurs in Colombia, Chile, Panama, Peru, and the Dominican Republic through financial products and services such as microloans, microinsurance, and financial and digital education workshops, among others.
Limits and procedures to assessing and addressing social risk
Article 449 bis CRR - Table (2) b), c)
Along with the integration of transition and physical risks into the Group's risk management processes and credit decision-making,
BBVA has a set of additional processes that allow it to identify and manage other environmental and social risks and impacts associated with its customers financing activity.
Its application allows the scope of the analysis to be broadened beyond climate-related issues, ensuring a comprehensive assessment tailored to the customer type and the nature of the project. Thus, the depth of the analysis depends on the magnitude, complexity, and potential impact of each case: larger-scale projects or customers require more exhaustive assessments, while those with limited risks are analyzed using simplified procedures.
As previously mentioned in section 7.1.3. on governance model, the main procedures that the Group has which support environmental and social assessment are:
–The Environmental and Social Framework establishes the criteria for identifying, assessing, and monitoring certain activities in sectors selected for their environmental and social impact (mining, agribusiness, energy, infrastructure and defense) and guides commercial decision-making and risk acceptance for these sectors.
–ESG controversy management it allows for the early identification of potential controversies, the review of existing processes that act as preventive mechanisms, and the establishment of a common methodology for their management and resolution for all customers in the CIB and Enterprise segments.
–The management of environmental and social risks in projects through the application of the EP4.
–The Know Your Customer process, through which customers economic activities are verified and documented using a risk-based approach, enabling a better understanding of customers, their operations, product segmentation, channels, needs, and transaction traceability.
To this end, BBVA collects ESG information from both its customers and external sources, allowing for proper monitoring of the environmental and social risks and impacts associated with its activity. The conclusions of this analysis are incorporated, along with the assessment of physical and transition risks, into the processes of customer and transaction admission and review.
For more details, see the section 7.3.2. on social risk management.

p.368

Pillar 3 | 2025	> 7. Prudential disclosures on environmental, social and governance risks
7.3.2. Risk management
Methodologies and international standards on which the social risk management framework is based
Article 449 bis CRR - Table (2) h)
BBVA is inspired by international industry principles and standards when designing its social risk management framework. In this regard, as set out in its Sustainability General Policy, BBVA ensures compliance with all applicable laws and respect for internationally recognized human rights in all its relations with employees, customers, shareholders, suppliers and, in general, with the communities in which it conducts its business and activities.
In addition, in matters relating to social risk, BBVA relies on a set of declarations, conventions and initiatives such as the
Sustainable Development Goals (SDGs), Conventions of the International Labor Organization (ILO), the Principles for Responsible
Banking promoted by the United Nations Environment – Finance Initiative (UNEP-FI), the United Nations Global Compact, the
Women´s Empowerment Principles (WEPs),  among others.
Integration of social factors into the risk framework: management, commitments, setting limits, tools and relationship with other risks
Article 449 bis CRR - Table (2) i), j) k), l), m)
BBVA is systematically incorporating its relationship with social factors—customers, employees, suppliers, and society—as a potential risk vector within its overall non-financial risk management framework. This ensures their systematic consideration in the processes of identification, assessment, control, and monitoring, thereby integrating due diligence into the Group's management model. This process consolidates the objectives established and processes implemented in previous years to identify and address potential negative impacts on its stakeholders, in accordance with the implementation of the Human Rights Action Plan 2021-22 &
2023.
In this regard, BBVA manages social risks taking into account the different customer segments, as shown below:
Social risks in CIB and corporate customer segments
As previously mentioned in sections 7.1.3. on governance model and 7.3.1. on strategy and business processes within social risk,
BBVA evaluates and manages social risks from the perspective of customers in the CIB and Business segments through various procedures, such as:
Environmental and Social Framework
BBVA has an Environmental and Social Framework applicable to customers in the CIB segment and, since December 2024, also to customers in the business segment, in accordance with materiality thresholds defined by geography based on their capital base, associated risks, leverage level, and credit rating.
The Framework focuses on critical risks common to all sectors (such as the impact on critical habitats and cultural and environmental heritage) and social aspects (such as human rights abuses and respect for indigenous and local communities through the requirement of free, prior, and informed consent). Additionally, it assesses risks in specific sectoral risks are assessed, such as the impact on natural capital (particularly in the oil palm supply chain in agribusiness or the clearing of high-value forests).
The implementation of the Framework is based on the analysis carried out by the ESG risk teams using internal Group information or external information provided by independent expert advisors. This analysis assesses whether customers engage in activities prohibited for the sectors covered by the Framework. If customers are involved in an activity subject to special attention, BBVA
32 Procedure approved in 2023.

p.369

Pillar 3 | 2025	> 7. Prudential disclosures on environmental, social and governance risks assesses the environmental and social impacts of the activity to be financed and may initiate engagement and support with the customer under the terms set out in the Framework. During fiscal year 2025, 257 companies, both existing and new customers, were assessed.
If there is sufficient evidence that a new customer or new project subject to the Framework engages in any of the following
“prohibited activities”, said new customer or new project will not be financed. If the following are found to exist: (i) customers subject to EU, US or UN financial sanctions; and/or (ii) customers for whom BBVA has sufficient evidence that they are employing child or forced labor, or participating in human trafficking, as defined in the ILO Conventions. In the event that any of the previous activities are detected in existing customers, BBVA will activate customer relationship management proposals that could even involve discontinuing their financing.
In accordance with established governance, this Framework is reviewed and updated annually to ensure its alignment with market dynamics, emerging trends, evolving stakeholder expectations, and regulatory changes in the countries where BBVA operates.
Furthermore, it is subject to periodic internal audits and controls.
ESG controversy management
As part of its commitment to responsible environmental and social risk management, in 2024 BBVA implemented a specific procedure for managing environmental and social controversies applicable to customers in the CIB and Enterprise segments.
This procedure allows for the early identification of potential controversies, a review of existing processes that act as preventative mechanisms, and the establishment of a common methodology for their management and resolution. Its application is based on the availability of external data, primarily provided by an external supplier, and is complemented by internal analysis of company information.
The results of this analysis are subsequently integrated into each customer's financial program, allowing the business relationship to be adjusted according to the level of risk identified32.
Equator Principles (hereinafter, EP4)
BBVA implements environmental and social risk assessment processes with the aim of mitigating and preventing negative impacts, thereby enhancing the economic, social, and environmental value of project financing in sectors such as energy, transportation, and social services.
The environmental and social management of transactions subject to EP4 is carried out through consistent end-to-end processes applied from origination to portfolio monitoring. These processes are reviewed annually and may be subject to audits or internal reviews.
Upon completion of the initial processes, each transaction is assigned to a risk category (A, B, or C). This categorization determines the depth of environmental and social due diligence (ESD), the need for an independent review (mandatory for
Category A projects and, where applicable, for Category B projects), as well as the content of the covenants and action plans once integrated into the portfolio.
In this regard, BBVA assesses the following due diligence areas under the EP4:
–Environmental and social assessment and disclosure: BBVA conducts a proportionate assessment that combines internal and external analysis, a review of the project's environmental and social documentation, and an analysis of relevant public information. Additionally, the level of stakeholder engagement and consultation is reviewed, as well as the existence of accessible grievance mechanisms for potentially affected communities. The results of this assessment are integrated into the loan approval process and the negotiation of contractual clauses.

p.370

Pillar 3 | 2025	> 7. Prudential disclosures on environmental, social and governance risks
–Application of international technical standards: following EP4, BBVA assesses compliance with the IFC Performance
Standards and the World Bank's Environment, Health and Safety (EHS) Guidelines in non-designated countries. In designated countries, local regulations are used as a reference, supplemented by the IFC Performance Standards when there is a high risk or regulatory gaps. This analysis determines whether the project complies with international best practices and whether additional action plans are required.
–BBVA applies explicit due diligence expectations regarding human rights and free, prior, and informed consent. Projects with potential impacts on indigenous peoples are subject to enhanced due diligence and may require additional external validations.
–In line with the EP4 requirements and the Group's climate strategy, BBVA assesses exposure to both physical and transition risks. For high-emission projects, a more in-depth assessment is required, aligned, among other things, with the
EP4 requirements.
Data on financed operations that were analyzed under the EP4 during fiscal years 2025 and 2024 are detailed below:

TABLE 105. DATA OF FINANCED TRANSACTIONS ANALYZED ACCORDING TO THE EQUATOR PRINCIPLES CRITERIA

	Category A (1)		Category B (2)		Category C (3)
	2025	2024	2025	2024	2025	2024
Number of transactions	16	5	56	40	7	17
Total amount (millions of euros)	41,656	5,366	44,537	27,079	5,892	21,972
Amount financed by BBVA (millions of euros)	2,067	440	4,866	2,943	481	1,334
(1) Category A: projects with potentially significant adverse social or environmental impacts that are irreversible or unprecedented.
(2) Category B: projects with potentially limited adverse social and environmental impacts that are few in number, generally site-specific, largely reversible and readily addressed through mitigation measures.

(3) Category C: projects with minimal or no social or environmental impacts.
Of the total 133 transactions analyzed (100% of the transactions within the scope of the Equator Principles in 2024: 81), 79 transactions were signed in 2025 (62 in 2024), and 54 transactions were rejected for business-related reasons and for risk concerns (8 transactions were rejected in 2024). Of the transactions signed in 2025, 53% are in the Power Generation sector, 35%
are in the infrastructure sector, and 12% are in other sectors. By geographic area, 52% are in the Americas and and the rest belong to Europe, the Middle East and Africa (EMEA).
KYC (Know your customer)
The KYC processes applied in the business segment collect basic information for customer analysis through questionnaires, focused on CO₂ emissions and decarbonization plans. As in the corporate segment, this information is also considered in the risk policy decision-making process with the customer.
BBVA has specialized ESG risk assessment teams, located in each of the geographic areas where it operates and within each business area, to support this decentralized analysis conducted by risk analysts. The results of this analysis can influence risk decisions, specifically the management policy and risk appetite with customers, as defined by the Risk Committees and outlined in the wholesale Sector Frameworks, the Environmental and Social Framework, and the Alignment Plans.
Social risks in retail customers
BBVA also evaluates and manages social risks from the perspective of retail customers. To do so, it identifies, verifies, and documents the economic activity of retail customers through risk-based KYC processes, which enables a better understanding of customers, their operations, product segmentation, channels, needs, and transaction traceability.

p.371

Pillar 3 | 2025	> 7. Prudential disclosures on environmental, social and governance risks
Additionally, the General Retail Credit Risk Policy establishes for equality and diversity as one of the general principles governing retail credit risk management within the BBVA Group. This helps ensure that access to financial products is free from unfair bias based on factors such as gender, race, ethnicity, disability, religion, sexual orientation, or political opinion.

p.372

Pillar 3 | 2025	> 7. Prudential disclosures on environmental, social and governance risks
Finally, the General Model Risk Management Policy establishes that, in order to prevent unfair bias in access to financial products based on factors such as gender, race, ethnicity, disability, religion, sexual orientation, or political opinion, none of these variables are included in admission or pricing models.
Integration of social risks into the reputational sphere
Within the framework of social risk management, BBVA places significant emphasis on reputational risk management through its taxonomy of reputational risks, which can arise from environmental, social and governance aspects.
In this sense, reputational risk associated with ESG aspects arises when stakeholders' expectations regarding the Group’s management of these areas are not met, which can generate a negative perception. According to the internal classification, this risk can occur for different reasons. among others:
–The development and publication of internal sustainability regulations that are not aligned with stakeholder expectations.
–The signing of public sustainability commitments that cannot subsequently be fulfilled.
–Inadequate setting, management, and/or control of committed decarbonization objectives.
–Onboarding and financing customers (companies) that are socially or environmentally questionable.
–Considering or labeling something as sustainable when it is not.
–Irresponsible communication regarding sustainability.
–Publishing environmental reporting that is inaccurate or could be considered misleading.
BBVA carries out an annual reputational risk assessment and continuously evaluates, through different admission processes, the reputational risks of new initiatives.As part of this process, BBVA analyzes its customer social controversies using different tools and methodologies, as these may in turn impact the Group’s reputation. All of this allows BBVA to propose actions to prevent and/
or mitigate environmental, social, or governance risks with potential reputational impact.
7.4.Governance risk
Making counterparty governance performance part of governance risk
Article 449 bis CRR – Table (3) a), b), c)
According to the regulations applicable to this report, governance risks related to counterparties include various types of disputes they may face, highlighting the following, although this is not an exhaustive list:
i.Ethical considerations, such as integrity of conduct, values and ethics, anti-bribery and anti-corruption measures, accountability and compliance with the rule of law and regulatory framework.
ii.Assessment of the strategy and risk management through strategy implementation, operational execution and monitoring, internal controls and risk management policies and procedures.
iii.Factoring in diversity and inclusion, by looking at the gender gap, pay gap, and representation of people from minority groups in management positions.
iv.Efforts to become more transparent in reporting information on discrimination, tax commitments and payments, and in disclosing lobbying activities.
v.In relation to the management of conflicts of interest: any conflicts that affect the governing bodies.

p.373

Pillar 3 | 2025	> 7. Prudential disclosures on environmental, social and governance risks
vi.Internal communication on critical concerns, such as insufficient communication of critical internal issues and difficulties in escalating to the highest governance bodies.
BBVA integrates counterparty corporate governance practices into decision-making processes, and assesses operational performance standards, the existence of robust internal controls, and the oversight structure of independent processes and policies, including processes to ensure the quality of financial and non-financial reporting.
As discussed in section 7.3.2. on social risk management, BBVA uses the KYC process to assess sustainability governance practices during the customer review and onboarding process. This includes the existence of sustainability oversight at the Board of Directors level and the integration of sustainability objectives into management compensation. In this context, the evaluation of governance aspects is based on the manager's experience, knowledge of the sector, and understanding of potential customers and their needs.
The various frameworks considered when analyzing governance risk include the following statements, conventions and initiatives:
–United Nations Global Compact.
–OECD Guidelines for Multinational Enterprises.
–Principles for Responsible Investment of United Nations (UN PRI).
–Responsible Banking Principles promoted by United Nations Environment – Finance Initiative (UNEP-FI).
7.4.1. Risk management
BBVA builds governance aspects into its risk management framework. To do so, it analyses the corporate governance performance of its customers and considers their management and governance practices in the risk underwriting process.
Integration of corporate governance practices into risk management processes
Article 449 bis CRR – Table (3) d)
The identification, assessment and monitoring of the risks of customers and their operations are integrated into BBVA’s standard risk, compliance and operations processes and tools. Decisions are based on internal information or, where appropriate, on information provided by independent external analysts.
As detailed in section 7.2.2. on environmental risk management, BBVA, with its risk taxonomy, constitutes an inventory of all the risks to which it is or may be exposed as a result of the development of its business activity and strategy and, therefore, adapts to its risk profile. In this sense, governance risks are treated as level 2 risks that can be translated into prudential risk categories
(credit, real estate, market, liquidity and funding, business strategy, operational, reputational). Additionally, reputational risks in this standard also include negative perception due to association with third-party companies.
The management and governance analysis serves as an input when calculating the credit rating and addresses the following factors: strategic positioning; financial and risk management; operational efficiency; and governance practices, including the management of environmental and social factors.
In this case, it is a rating modifier that should be considered negative if the counterparty does not provide basic information related to governance. The following specific factors and subfactors are considered:
–Strategic positioning and consistency of strategy with organizational capabilities and market trends, strategic planning process, ability to monitor, adjust and control strategy execution.
–Financial and risk management in terms of risk management and risk tolerance standards.

p.374

Pillar 3 | 2025	> 7. Prudential disclosures on environmental, social and governance risks
–Financial and risk management as it relates to operational performance standards and enterprise-wide risk management standards and tolerances.
–Management’s operational effectiveness, knowledge and experience, and depth and breadth.
–Governance and reporting practices, including financial and non-financial reporting assurance practices.
These factors are in line with the definitions of the EBA governance factors set out in the draft guidelines on the management of
ESG risks. Similarly, another of the aspects looked at when reviewing customers is the integration of climate change into customers governance and decision-making processes.
During the annual customer review process, the existence of an internal committee to review and monitor sustainability and climate management as well as the integration of sustainability objectives in the remuneration of the management team and the management committee.
The Group considers the corporate governance performance of its CIB and enterprise segment customers, analyzing their compliance with management practices through ESG dispute analysis, which has been previously developed in section 7.3.2. on social risk management, along with the rest of the internal risk management indicators that feed the risk appetite with each customer.
In this regard, BBVA analyzes in terms of governance risk, the controversies related to (i) ethics, (ii) transparency: participation in lobbying activities and standards and practices; and iii) management of conflicts of interest.

p.375

Pillar 3 | 2025	> Annexes
Annexes

p.376

Pillar 3 | 2025	> Annexes

I. EU LI3 - OUTLINE OF THE DIFFERENCES IN THE SCOPES OF CONSOLIDATION AND NON-DEDUCTED PARTICIPATIONS IN INSURANCE UNDERTAKINGS (12-31-2025)
Article 436 b) CRR

Company	Method of accounting consolidation	Global Consolidation - Method of regulatory consolidation	Proportional Consolidation – Method of regulatory consolidation	Equity method - Regulatory consolidation method	Unconsolidated - Regulatory consolidation method	Deductions (1)	Activity
ALTURA MARKETS SOCIEDAD DE VALORES SA	Equity Method		X				SECURITIES DEALER
ANIDA PROYECTOS INMOBILIARIOS, S.A. DE C.V.	Fully Consolidation			X			REAL ESTATE
AUTOCRED SPA	Equity Method		X				FINANCIAL SERVICES
BBVA AGENCIA DE SEGUROS COLOMBIA LTDA	Fully Consolidation			X			INSURANCE
BBVA BROKER ARGENTINA SA	Fully Consolidation			X			INSURANCE
BBVA PENSIONES MEXICO, S.A. DE C.V., GRUPO FINANCIERO BBVA MEXICO	Fully Consolidation			X			INSURANCE
BBVA RE INHOUSE COMPAÑIA DE REASEGUROS, S.E.	Fully Consolidation			X			INSURANCE
BBVA SEGUROS ARGENTINA SA	Fully Consolidation			X			INSURANCE
BBVA SEGUROS CA	Fully Consolidation			X			INSURANCE
BBVA SEGUROS COLOMBIA SA	Fully Consolidation			X			INSURANCE
BBVA SEGUROS DE VIDA COLOMBIA SA	Fully Consolidation			X			INSURANCE
BBVA SEGUROS MÉXICO SA DE CV GRUPO FINANCIERO BBVA MEXICO	Fully Consolidation			X			INSURANCE
BBVA SEGUROS SA DE SEGUROS Y REASEGUROS	Fully Consolidation			X			INSURANCE
BBVA SEGUROS SALUD MEXICO SA DE CV GRUPO FRO. BBVA MEXICO.	Fully Consolidation			X			INSURANCE
BBVA SERVICIOS, S.A.	Fully Consolidation			X			COMMERCIAL
CORPORACION IBV PARTICIPACIONES EMPRESARIALES, S.A.	Equity Method		X				INVESTMENT COMPANY
CREA MADRID NUEVO NORTE SA	Fully Consolidation			X			REAL ESTATE
F/11395 FIDEICOMISO IRREVOCABLE DE ADMINISTRACION CON DERECHO DE REVERSION	Fully Consolidation			X			REAL ESTATE
F/253863 EL DESEO RESIDENCIAL	Fully Consolidation			X			REAL ESTATE
FIDEICOMISO 1729 INVEX ENAJENACION DE CARTERA	Equity Method		X				INSTRUMENTAL REAL ESTATE
FIDEICOMISO F/403112-6 DE ADMINISTRACION DOS LAGOS	Fully Consolidation			X			REAL ESTATE
FIDEICOMISO HARES BBVA BANCOMER F/ 47997-2	Fully Consolidation			X			REAL ESTATE
FIDEICOMISO SCOTIABANK INVERLAT S A F100322908	Fully Consolidation			X			REAL ESTATE
FOMENTO Y DESARROLLO DE CONJUNTOS RESIDENCIALES S.L. EN LIQUIDACION	Fully Consolidation			X			REAL ESTATE
GARANTI BBVA EMEKLILIK AS	Fully Consolidation			X			INSURANCE
GARANTI KULTUR AS	Fully Consolidation			X			SERVICES
INVERSIONES ALDAMA, C.A.	Fully Consolidation			X			REAL ESTATE
INVERSIONES P.H.R.4, C.A.	Fully Consolidation			X			REAL ESTATE
INVERSIONES PLATCO CA	Equity Method		X				FINANCIAL SERVICES
MULTIASISTENCIA, S.A. DE C.V.	Fully Consolidation			X			INSURANCE
OPERADORA DOS LAGOS S.A. DE C.V.	Fully Consolidation			X			SERVICES
PRO-SALUD, C.A.	Fully Consolidation			X			SERVICES
RCI COLOMBIA SA COMPAÑIA DE FINANCIAMIENTO	Equity Method		X				FINANCIAL SERVICES
ROMBO COMPAÑIA FINANCIERA SA	Equity Method		X				BANKING
TRIFOI REAL ESTATE SRL	Fully Consolidation			X			REAL ESTATE
URBANIZADORA SANT LLORENC SA	Fully Consolidation			X			REAL ESTATE
(1) These companies are subject to the deduction for significant shareholdings in financial entities and deferred tax assets arising from temporary differences in excess of the 10% CET1 limit, as well as the deduction for joint excess of the 17.65% CET1 limit in accordance with Article
48 paragraph 2 of the CRR. As of December 31, 2025, regarding the total of significant holdings in financial sector entities, the limits indicated in phased-in terms are not exceeded, not being applicable deductions for this purpose.

p.377

Pillar 3 | 2025	> Annexes

II. EU CC1 - COMPOSITION OF REGULATORY OWN FUNDS (12-31-2025)
Article 437 a), d), e) CRR

	Amount	Regulation (UE) Nº575/2013 Reference to article	Reference to EU CC2 template (1)
Common Equity Tier 1: instruments and reserves
Capital instruments and the related share premium accounts	21,266	26 (1), 27, 28, 29, list of EBA 26 (3)	(a)
of which: Own shares	21,266	List 26 (3) of EBA
Capital	2,797
Share Premium	18,469
Retained earnings	42,657	26 (1) (c)	(b)
Accumulated other comprehensive income and any other reserves (in order to include unrealised losses or gains, in accordance with applicable accounting standards)	(17,459)		(c)
Funds for general banking risk	—	26 (1)
Amount of qualifying items referred to in Article 484 (3) and the related share premium accounts subject to phase out from CET1	—	486 (2)
Minority interests (amount allowed in consolidated CET1)	2,762	84, 479, 480	(d)
Independently reviewed interim profits net of any foreseeable charge or dividend (2)	5,244	26 (2)	(e)
Common Equity Tier 1 (CET1) capital before regulatory adjustments	54,471
Common Equity Tier 1 (CET1) capital: regulatory adjustments
Additional value adjustments (negative amount)	(333)	34, 105	f)
Intangible assets (net of related tax liability) (negative amount)	(1,691)	36 (1) (b), 37, 472 (4)	g)
Empty set in the EU
Deferred tax assets that rely on future profitability excluding those arising from temporary difference (net of related tax liability where the conditions in Article 38 (3) are met) (negative amount)	(815)	36 (1) (c), 38, 472 (5)	h)
Fair value reserves related to gains or losses on cash flow hedges	(280)	33 (a)	i)
Negative amounts resulting from the calculation of expected loss amounts (equity)	(84)	36 (1) (d), 40, 159, 472 (6)	j)
Any increase in equity that results from securitised assets (negative amount)	—	32 (1)
Gains or losses on liabilities valued at fair value resulting from changes in own credit standing	127	33 (b)	k)
Defined-benefit pension fund assets (negative amount)	—	36 (1) (e), 41, 472 (7)
Direct and indirect holdings by an institution of own CET1 instruments (negative amount)	(390)	36 (1) (f), 42, 472 (8)	l)
Direct, indirect and synthetic holdings of the CET1 instruments of financial sector entities where those entities have reciprocal cross holdings with the institution designed to inflate artificially the own funds of the institution (negative amount)	—	36 (1) (g), 44, 472 (9)
Direct, indirect and synthetic holdings of the CET1 instruments of financial sector entities where the institution does not have a significant investment in those entities (amount above 10% threshold and net of eligible short positions) (negative amount)	—	36 (1) (h), 43, 45, 46, 49 (2) (3), 79, 472 (10)
Direct, indirect and synthetic holdings of the CET1 instruments of financial sector entities where the institution has a significant investment in those entities (amount above 10% threshold and net of eligible short positions) (negative amount)	—	36 (1) (i), 43, 45, 47, 48 (1) (b), 49 (1) a (3), 79, 470, 472 (11)
Empty set in the EU
Exposure amount of the following items which qualify for a RW of 1250%, where the institution opts for the deduction alternative	(238)	36 (1) (k)
of which: qualifying holdings outside the financial sector (negative amount)	—	36 (1) (k) (i), 89 a 91
of which: securitisation positions (negative amount)	(99)	36 (1) (k) (ii), 243 (1) (b), 244 (1) (b), 258	m)
of which: free deliveries (negative amount)	—	36 (1) (k) (iii), 379 (3)

p.378

Pillar 3 | 2025	> Annexes

	Amount	Regulation (UE) Nº575/2013 Reference to article	Reference to EU CC2 template (1)
Deferred tax assets arising from temporary difference (amount above 10 % threshold , net of related tax liability where the conditions in Article 38 (3) are met) (negative amount)	—	36 (1) (c), 38, 48 (1) (a), 470, 472 (5)
Amount exceeding the 17,65% threshold (negative amount)	—	48 (1)	n)
of which: direct and indirect holdings by the institution of the CET1 instruments of financial sector entities where the institution has a significant investment in those entities	—	36 (1) (i), 48 (1) (b), 470, 472 (11)
Empty set in the EU
of which: deferred tax assets arising from temporary difference	—	36 (1) (c), 38, 48 (1) (a), 470, 472 (5)
Losses for the current financial year (negative amount)	—
Foreseeable tax charges relating to CET1 items except where the institution suitably adjusts the amount of CET1 items insofar as such tax charges reduce the amount up to which those items may be used to cover risks or losses (negative amount)	—	36 (1) (a), 472 (3)
Empty set in the EU
Qualifying AT1 deductions that exceeds the AT1 capital of the institution (negative amount)	—	36 (1) (j)
Other CET1 deductions	(321)		n)
Total regulatory adjustments to Common Equity Tier 1 (CET1)	(4,024)
Common Equity Tier 1 (CET1) capital	50,446
Additional Tier 1 (AT1) capital: instruments
Capital instruments and the related share premium accounts	5,303	51, 52	o)
of which: classified as equity under applicable accounting standards	—
of which: classified as liabilities under applicable accounting standards	5,303		o)
Amount of qualifying items referred to in Article 484 (4) and the related share premium accounts subject to phase out from AT1	—
Amount of qualifying items referred to in Article 494a(1) subject to phase out from AT1	—
Amount of qualifying items referred to in Article 494b(1) subject to phase out from AT1	—	486 (3)
Qualifying Tier 1 capital included in consolidated AT1 capital (including minority interest not included in row 5) issued by subsidiaries and held by third parties	185	85, 86, 480	p)
of which: instruments issued by subsidiaries subject to phase-out	—	486 (3)
Additional Tier 1 (AT1) capital before regulatory adjustments	5,488
Additional Tier 1 (AT1) capital: regulatory adjustments
Direct and indirect holdings by an institution of own AT1 instruments (negative amount)	—	52 (1) (b), 56 (a), 57, 475 (2)
Holdings of the AT1 instruments of financial sector entities where those entities have reciprocal cross holdings with the institution designed to inflate artificially the own funds of the institution (negative amount)	—	56 (b), 58, 475 (3)
Direct, indirect and synthetic holdings of the AT1 instruments of financial sector entities where the institution does not have a significant investment in those entities (amount above 10% threshold and net of eligible short positions) (negative amount)	—	56 (c), 59, 60, 79, 475 (4)
Direct, indirect and synthetic holdings of the AT1 instruments of financial sector entities where the institution has a significant investment in those entities (amount above 10% threshold and net of eligible short positions) (negative amount)	—	56 (d), 59, 79, 475 (4)
Empty set in the EU
Qualifying T2 deductions that exceed the T2 capital of the institution (negative amount)	—	56 (e)
Other regulatory to Additional Tier 1	—
Total regulatory adjustments to Additional Tier 1 (AT1) capital	—
Additional Tier 1 (AT1) capital	5,488

p.379

Pillar 3 | 2025	> Annexes

	Amount	Regulation (UE) Nº575/2013 Reference to article	Reference to EU CC2 template (1)
Tier 1 capital (T1 = CET1 + AT1)	55,934
Tier 2 (T2) capital: instruments and provisions
Capital instruments and the related share premium accounts	6,239	62, 63	q)
Amount of qualifying items referred to in Article 484 (5) and the related share premium accounts subject to phase out from T2	—
Amount of qualifying items referred to in Article 494a (2) subject to phase out from T2	—
Amount of qualifying items referred to in Article 494b (2) subject to phase out from T2	—	486 (4)
Qualifying own funds instruments included in consolidated T2 capital (including minority interest and AT1 instruments not included in rows 5 or 34) issued by subsidiaries and held by third party	6,022	87, 88, 480	r)
of which: instruments issued by subsidiaries subject to phase-out	—	486 (4)
Credit risk adjustments	180	62 (c) y (d)	s)
Tier 2 (T2) capital before regulatory adjustment	12,441
Tier 2 (T2) capital: regulatory adjustments
Direct and indirect holdings by an institution of own T2 instruments and subordinated loans (negative amount)	(10)	63 (b) (i), 66 (a), 67, 477 (2)	t)
Holdings of the T2 instruments and subordinated loans of financial sector entities where those entities have reciprocal cross holdings with the institutions designed to inflate artificially the own funds of the institution (negative amount)	—	66 (b), 68, 477 (3)
Direct, indirect and synthetic holdings of the T2 instruments and subordinated loans of financial sector entities where the institution does not have a significant investment in those entities (amount above 10 % threshold and net of eligible short positions) (negative amount)	—
Empty set in the EU		66 (c), 69, 70, 79, 477 (4)
Direct, indirect and synthetic holdings of the T2 instruments and subordinated loans of financial sector entities where the institution has a significant investment in those entities (net of eligible short positions) (negative amounts)	—	66 (d), 69, 79, 477 (4)
Empty set in the EU
Qualifying eligible liabilities deductions that exceed the eligible liabilities items of the institution (negative amount)	—
Other regulatory adjustments to Tier 2 capital	—		t)
Total regulatory adjustments to Tier 2 (T2) capital	(10)
Tier 2 (T2) capital	12,431
Total capital (TC = T1 + T2)	68,365
Total risk-weighted assets	397,241
Capital ratios and capital buffers
Common Equity Tier 1 (as a percentage of total risk exposure amount)	12.70%	92 (2) (a), 465
Tier 1 (as a percentage of total risk exposure amount)	14.08%	92 (2) (b), 465
Total capital (as a percentage of total risk exposure amount)	17.21%	92 (2) (c)
Institution specific buffer requirement (CET1 requirement in accordance with article 92 (1) (a) plus capital conservation and countercyclical buffer requirements plus a systemic risk buffer, plus systemically important institution buffer expressed as a percentage of total risk exposure amount)	9.29%	DRC 128, 129 y 130
of which: capital conservation buffer requirement	2.50%
of which: countercyclical buffer requirement	0.25%
of which: systemic risk buffer requirement	0.01%
of which: Global Systemically Important Institution (G-SII) or Other Systemically Important Institution (O-SII) buffer	1.00%
of which: additional own funds requirements to address the risks other than the risk of excessive leverage	1.02%	DRC 131
Common Equity Tier 1 available to meet buffers (as a percentage of risk exposure amount) (3)	6.78%	DRC 128

p.380

Pillar 3 | 2025	> Annexes

	Amount	Regulation (UE) Nº575/2013 Reference to article	Reference to EU CC2 template (1)
Not relevant in EU regulations
Not relevant in EU regulations
Not relevant in EU regulations
Capital ratios and capital buffers
Direct and indirect holdings of the capital of financial sector entities where the institution does not have a significant investment in those entities (amount below 10% threshold and net of eligible short positions	4,056	36 (1) (h), 45, 46, 472 (10), 56 (c), 59, 60, 475 (4), 66 (c), 69, 70, 477 (4)
Direct and indirect holdings of the CET1 instruments of financial sector entities where the institution has a significant investment in those entities (amount below 10% threshold and net of eligible short positions	3,846	36 (1) (i), 45, 48, 470, 472 (11)
Empty set in the EU
Deferred tax assets arising from temporary difference (amount below 10 % threshold , net of related tax liability where the conditions in Article 38 (3) are met)	3,197	36 (1)(c), 38, 48, 470, 472 (5)
Applicable caps on the inclusion of provisions in Tier 2
Credit risk adjustments included in T2 in respect of exposures subject to standardised approach (prior to the application of the cap)	—	62
Cap on inclusion of credit risk adjustments in T2 under standardised approach	—	62
Credit risk adjustments included in T2 in respect of exposures subject to internal rating-based approach (prior to the application of the cap)	180	62
Cap for inclusion of credit risk adjustments in T2 under internal ratings-based approach	666	62
Capital instruments subject to phasing-out provisions (applicable only between 1st January 2013 and 1st January 2022)
Current cap on CET1 instruments subject to phase-out arrangements	—	484 (3), 486 (2) y (5)
Amount excluded from CET1 due to cap (excess over cap after redemptions and maturities)	—	484 (3), 486 (2) y (5)
Current cap on AT1 instruments subject to phase-out arrangements	—	484 (4), 486 (3) y (5)
Amount excluded from AT1 due to cap (excess over cap after redemptions and maturities)	—	484 (4), 486 (3) y (5)
Current cap on T2 instruments subject to phase-out arrangements	—	484 (4), 486 (4) y (5)
Amount excluded from T2 due to cap (excess over cap after redemptions and maturities)	—	484 (5), 486 (4) y (5)
(1) Reference to the headings of the regulatory balance sheet (CC2) where the different items described are reflected.
(2) As of December 31, 2025, the foreseeable total shareholder remuneration, raised for approval by the General Shareholders' Meeting is deducted.
(3) Excess of CET1 over the Group's minimum Common Equity Tier 1 capital requirements established by the ECB through the SREP letter applicable to date.

p.381

Pillar 3 | 2025	> Annexes

III.1. PARENT COMPANY AT1 ISSUANCES (MILLON EUROS. 12-31-2025)
Article 437 b), c)
EU CCA

1	Issuer	Banco Bilbao Vizcaya Argentaria S.A.	Banco Bilbao Vizcaya Argentaria S.A.
2	Unique identifier (e.g. ISIN)	US05946KAM36	XS2638924709
2a	Public or private	Public	Public
3	Governing law(s) of the instrument	New York, except subordination, set-off waiver and recognition of bail-in power which are under Spanish law	Spanish
3a	Contractual recognition of conversion by resolution institution	Yes	Yes
Regulatory treatment
4	Transitional CRR rules	Additional Tier 1	Additional Tier 1
5	Post-transitional CRR rules	Additional Tier 1	Additional Tier 1
6	Eligible at solo/(sub-)consolidated/solo & (sub-)consolidated	At solo & (sub-)consolidated	At solo & (sub-)consolidated
7	Instrument type (types to be specified by each jurisdiction)	AT1-Contingent Convertible	AT1-Contingent Convertible
8	Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	851	1000
9	Nominal amount of instrument	1.000 Mill USD	1,000 Mill EUR
EU-9a	Issue price	100%	100%
EU-9b	Redemption price	100%	100%
10	Accounting classification	Obligación - coste amortizado	Obligación - coste amortizado
11	Original date of issuance	19/9/2023	21/6/2023
12	Perpetual or dated	Perpetual	Perpetual
13	Original maturity date	No maturity	No maturity
14	Issuer call subject to prior supervisory approval	Yes	Yes
15	Optional call date, contingent call dates, and redemption amount	Issur call Date: 19/03/2029; also subject to both Regulatory and Tax call. 100%	Issuer call date: 21/06/2028; subjecto also to Regulatory and Tax call. 100%
16	Subsequent call dates, if applicable	Dayly since 19/03/2029 tol 19/09/2029 and, on any Distribution Payment Date thereafter, at the Redemption Price,
On any day falling in the period commencing on (and
including) the First Call Date (21 June 2028 ) and ending
on (and including) the First Reset Date (21 December 2028),
and on any Distribution Payment Date
thereafter at the Redemption Price

6	Coupons / dividends
17	Fixed or floating dividend/coupon	Fixed Reset	Fixed Reset
18	Coupon rate and any related index	9.375% quarterly until First Reset Date (19 Septiembre 2029); and then 5-year UST + 5.099%	8.375%; the 5-year Mid-Swap Rate + 5.544%
19	Existence of a dividend stopper	No	No
EU-20a	Fully discretionary, partially discretionary or mandatory (in terms of timing	Fully discretionary	Fully discretionary
EU-20b	Fully discretionary, partially discretionary or mandatory (in terms of amount)	Fully discretionary	Fully discretionary
21	Existence of step up or other incentive to redeem	No	No
22	Noncumulative or cumulative	Non-cumulative	Non-cumulative
23	Convertible or non-convertible	Convertible according to its T&C (Trigger Event and Capital Reduction) and in case of non-viability or resolution (PONV)	Convertible according to its T&C (Trigger Event and Capital Reduction) and in case of non-viability or resolution (PONV)
24	If convertible, conversion trigger (s)
Trigger event: CET1 5.125%; At solo & (sub-)consolidated.
Contractual recognition
Capital Reduction: Capital reduction provided for in Article
418.3 of the LSC. Contractual recognition
PONV: Statutory recognition. Competent authority: SRB

Trigger event: CET1 5.125%; At solo & (sub-)consolidated.
Contractual recognition
Capital Reduction: Capital reduction provided for in Article
418.3 of the LSC. Contractual recognition
PONV: Statutory recognition. Competent authority: SRB

25	If convertible, fully or partially	Trigger event: Total Capital reduction: Total PONV: Total or partial, depending on what the SRB determines	Trigger event: Total Capital reduction: Total PONV: Total or partial, depending on what the SRB determines
26	If convertible, conversion rate	Trigger Event and Capital Reduction: Variable PONV: To decide by SRB	Trigger Event and Capital Reduction: Variable PONV: To decide by SRB
27	If convertible, mandatory or optional conversion	Trigger event: Mandatory Capital reduction: Mandatory (unless otherwise indicated by the holder) PONV: Mandatory	Trigger event: Mandatory Capital reduction: Mandatory (unless otherwise indicated by the holder) PONV: Mandatory
28	If convertible, specify instrument type convertible into	Trigger Event and Capital Reduction: BBVA's CET1 PONV: To be decided by SRB	Trigger Event and Capital Reduction: BBVA's CET1 PONV: To be decided by SRB
29	If convertible, specify issuer of instrument it converts into	Trigger Event and Capital Reduction: BBVA PONV: To be decided by SRB	Trigger Event and Capital Reduction: BBVA PONV: To be decided by SRB
30	Write-down features	Yes	Yes
31	If write-down, write-down trigger (s)	Trigger event and Capital reduction: BBVA's CET1 PONV:To be decided by the SRB	Trigger event and Capital reduction: BBVA's CET1 PONV:To be decided by the SRB
32	If write-down, full or partial	Fully or partially	Fully or partially
33	If write-down, permanent or temporary	Permanent	Permanent
34	If temporary write-down, description of write-up mechanism	N/A	N/A
EU-34a	Type of subordination	N/A	N/A
EU-34b	Order of priority in normal insolvency proceedings	2	2
35	Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument)	Senior to common shares and reserves and pari passu with preferred shares and the rest of AT1. Immediately subordinate to Tier 2	Senior to common shares and reserves and pari passu with preferred shares and the rest of AT1. Immediately subordinate to Tier 2
36	Non-compliant transitioned features	No	No
37	If yes, specify non-compliant features	N/A	N/A
EU-37a	Link to the terms and conditions of the instrument	Terms and Conditions	Terms and Conditions

p.382

Pillar 3 | 2025	> Annexes

1	Issuer	Banco Bilbao Vizcaya Argentaria SA	Banco Bilbao Vizcaya Argentaria SA
2	Unique identifier (e.g. ISIN)	XS3226545617	US05946KAS06
2a	Public or private	Public	Public
3	Governing law(s) of the instrument	Spanish	New York, except subordination, set-off waiver and recognition of bail-in power which are under Spanish law
3a	Contractual recognition of conversion by resolution institution	Yes	Yes
Regulatory treatment
4	Transitional CRR rules	Additional Tier 1	Additional Tier 1
5	Post-transitional CRR rules	Additional Tier 1	Additional Tier 1
6	Eligible at solo/(sub-)consolidated/solo & (sub-)consolidated	At solo & (sub-)consolidated	At solo & (sub-)consolidated
7	Instrument type (types to be specified by each jurisdiction)	AT1-Contingent Convertible	AT1-Contingent Convertible
8	Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	1000	851
9	Nominal amount of instrument	EUR 1,000 Mill	USD 1,000 Mill
EU-9a	Issue price	1	100%
EU-9b	Redemption price	1	100%
10	Accounting classification	Liability – amortised cost	Liability – amortised cost
11	Original date of issuance	45972	01/14/2025
12	Perpetual or dated	Perpetual	Perpetual
13	Original maturity date	No maturity	No maturity
14	Issuer call subject to prior supervisory approval	Yes	Yes
15	Optional call date, contingent call dates, and redemption amount	Issuer call date: 11/11/2032; also subject to both Regulatory and Tax call. 100%	Issuer call date: 14/01/2032; also subject to both Regulatory and Tax call. 100%
16	Subsequent call dates, if applicable	At any time on or after the first reset date	At any time on or after the first reset date
Coupons / dividends
17	Fixed or floating dividend/coupon	Fixed Reset	Fixed Reset
18	Coupon rate and any related index	5.63%; 5-year Mid-Swap Rate + 3.246%	7.75% quarterly until First Reset Date (January 14th 2032); 5-year UST + 3.249%
19	Existence of a dividend stopper	No	No
EU-20a	Fully discretionary, partially discretionary or mandatory (in terms of timing	Fully discretionary	Fully discretionary
EU-20b	Fully discretionary, partially discretionary or mandatory (in terms of amount)	Fully discretionary	Fully discretionary
21	Existence of step up or other incentive to redeem	No	No
22	Noncumulative or cumulative	Non-cumulative	Non-cumulative
23	Convertible or non-convertible	Convertible according to its T&C (Trigger Event and Capital Reduction) and in case of non-viability or resolution (PONV)	Convertible according to its T&C (Trigger Event and Capital Reduction) and in case of non-viability or resolution (PONV)
24	If convertible, conversion trigger (s)
Trigger event: CET1 5.125%; At solo &
(sub-)consolidated. Contractual recognition
Capital Reduction: Capital reduction provided for in
Article 418.3 of the LSC. Contractual recognition
PONV: Statutory recognition. Competent authority:
SRB

Trigger event: CET1 5.125%; At solo &
(sub-)consolidated. Contractual recognition
Capital Reduction: Capital reduction provided for in
Article 418.3 of the LSC. Contractual recognition
PONV: Statutory recognition. Competent authority:
SRB

25	If convertible, fully or partially	Trigger event: Total Capital reduction: Total PONV: Total or partial, depending on what the SRB determines	Trigger event: Total Capital reduction: Total PONV: Total or partial, depending on what the SRB determines
26	If convertible, conversion rate	Trigger Event and Capital Reduction: Variable PONV: To decide by SRB	Trigger Event and Capital Reduction: Variable PONV: To decide by SRB
27	If convertible, mandatory or optional conversion	Trigger event: Mandatory Capital reduction: Mandatory (unless otherwise indicated by the holder) PONV: Mandatory	Trigger event: Mandatory Capital reduction: Mandatory (unless otherwise indicated by the holder) PONV: Mandatory
28	If convertible, specify instrument type convertible into	Trigger Event and Capital Reduction: BBVA's CET1 PONV: To decide by SRB	Trigger Event and Capital Reduction: BBVA's CET1 PONV: To decide by SRB
29	If convertible, specify issuer of instrument it converts into	Trigger Event and Capital Reduction: BBVA PONV: To be decided by SRB	Trigger Event and Capital Reduction: BBVA PONV: To be decided by SRB
30	Write-down features	Yes	Yes
31	If write-down, write-down trigger (s)	Trigger event and Capital reduction: BBVA's CET1 PONV:To be decided by the SRB	Trigger event and Capital reduction: BBVA's CET1 PONV:To be decided by the SRB
32	If write-down, full or partial	Fully or partially	Fully or partially
33	If write-down, permanent or temporary	Permanent	Permanent
34	If temporary write-down, description of write-up mechanism	N/A	N/A
EU-34a	Type of subordination	N/A	N/A
EU-34b	Order of priority in normal insolvency proceedings	2	2
35	Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument)	Senior to common shares and reserves and pari passu with preferred shares and the rest of AT1. Immediately subordinate to Tier 2	Senior to common shares and reserves and pari passu with preferred shares and the rest of AT1. Immediately subordinate to Tier 2
36	Non-compliant transitioned features	No	No
37	If yes, specify non-compliant features	N/A	N/A
EU-37a	Link to the terms and conditions of the instrument	Terms and Conditions	Terms and Conditions

p.383

Pillar 3 | 2025	> Annexes

1	Issuer	Banco Bilbao Vizcaya Argentaria SA	Banco Bilbao Vizcaya Argentaria SA
2	Unique identifier (e.g. ISIN)	US05946KAF84	XS2840032762
2a	Public or private	Public	Public
3	Governing law(s) of the instrument	New York law, except provisions relating to the subordination of the Preferred Securities shall be governed by with the common laws of Spain	Spanish
3a	Contractual recognition of conversion by resolution institution	Yes	Yes
Regulatory treatment
4	Transitional CRR rules	Additional Tier 1	Additional Tier 1
5	Post-transitional CRR rules	Additional Tier 1	Additional Tier 1
6	Eligible at solo/(sub-)consolidated/solo & (sub-)consolidated	At solo & (sub-)consolidated	At solo & (sub-)consolidated
7	Instrument type (types to be specified by each jurisdiction)	AT1-Contingent Convertible	AT1-Contingent Convertible
8	Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	851	750
9	Nominal amount of instrument	USD 1,000 Mill	EUR 750 Mill
EU-9a	Issue price	100%	100%
EU-9b	Redemption price	100%	100%
10	Accounting classification	Liability – amortised cost	Liability – amortised cost
11	Original date of issuance	16/11/2017	13/6/2024
12	Perpetual or dated	Perpetual	Perpetual
13	Original maturity date	No maturity	No maturity
14	Issuer call subject to prior supervisory approval	Yes	Yes
15	Optional call date, contingent call dates, and redemption amount	Issuer call date: 16/11/2027 (fully) also subject to both Regulatory and Tax call (entirely). 100%	Issuer call date: 13/06/2031; also subject to both Regulatory and Tax call. 100%
16	Subsequent call dates, if applicable	At any time on or after the first reset date	At any time on or after the first reset date
Coupons / dividends
17	Fixed or floating dividend/coupon	Fixed Reset	Fixed Reset
18	Coupon rate and any related index	6.125% quarterly (10 initial years); 5 year Mid-Swap + 3.870%	6.875%; 5-year Mid-Swap Rate + 4.267%
19	Existence of a dividend stopper	No	No
EU-20a	Fully discretionary, partially discretionary or mandatory (in terms of timing	Fully discretionary	Fully discretionary
EU-20b	Fully discretionary, partially discretionary or mandatory (in terms of amount)	Fully discretionary	Fully discretionary
21	Existence of step up or other incentive to redeem	No	No
22	Noncumulative or cumulative	Non-cumulative	Non-cumulative
23	Convertible or non-convertible	Convertible according to its T&C (Trigger Event and Capital Reduction) and in case of non-viability or resolution (PONV)	Convertible according to its T&C (Trigger Event and Capital Reduction) and in case of non-viability or resolution (PONV)
24	If convertible, conversion trigger (s)
Trigger event: CET1 5.125%; At solo &
(sub-)consolidated. Contractual recognition
Capital Reduction: Capital reduction provided for in
Article 418.3 of the LSC. Contractual recognition
PONV: Statutory recognition. Competent authority: SRB

Trigger event: CET1 5.125%; At solo & (sub-)consolidated.
Contractual recognition
Capital Reduction: Capital reduction provided for in
Article 418.3 of the LSC. Contractual recognition
PONV: Statutory recognition. Competent authority: SRB

25	If convertible, fully or partially	Trigger event: Total Capital reduction: Total PONV: Total or partial, depending on what the SRB determines	Trigger event: Total Capital reduction: Total PONV: Total or partial, depending on what the SRB determines
26	If convertible, conversion rate	Trigger Event and Capital Reduction: Variable PONV: To decide by SRB	Trigger Event and Capital Reduction: Variable PONV: To decide by SRB
27	If convertible, mandatory or optional conversion	Trigger event: Mandatory Capital reduction: Mandatory (unless otherwise indicated by the holder) PONV: Mandatory	Trigger event: Mandatory Capital reduction: Mandatory (unless otherwise indicated by the holder) PONV: Mandatory
28	If convertible, specify instrument type convertible into	Trigger Event and Capital Reduction: BBVA's CET1 PONV: To decide by SRB	Trigger Event and Capital Reduction: BBVA's CET1 PONV: To decide by SRB
29	If convertible, specify issuer of instrument it converts into	Trigger Event and Capital Reduction: BBVA PONV: To be decided by SRB	Trigger Event and Capital Reduction: BBVA PONV: To be decided by SRB
30	Write-down features	Yes	Yes
31	If write-down, write-down trigger (s)	Trigger event and Capital reduction: BBVA's CET1 PONV:To be decided by the SRB	Trigger event and Capital reduction: BBVA's CET1 PONV:To be decided by the SRB
32	If write-down, full or partial	Fully or partially	Fully or partially
33	If write-down, permanent or temporary	Permanent	Permanent
34	If temporary write-down, description of write-up mechanism	N/A	N/A
EU-34a	Type of subordination	N/A	N/A
EU-34b	Order of priority in normal insolvency proceedings	2	2
35	Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument)	Senior to common shares and reserves and pari passu with preferred shares and the rest of AT1. Immediately subordinate to Tier 2	Senior to common shares and reserves and pari passu with preferred shares and the rest of AT1. Immediately subordinate to Tier 2
36	Non-compliant transitioned features	No	No
37	If yes, specify non-compliant features	N/A	N/A
EU-37a	Link to the terms and conditions of the instrument	Terms and Conditions	Terms and Conditions

p.384

Pillar 3 | 2025	> Annexes

III.2. PARENT COMPANY T2 ISSUANCES (MILLON EUROS. 12-31-2025)
Article 437 b), c)
EU CCA

Issuer	Banco Bilbao Vizcaya Argentaria S.A.	Banco Bilbao Vizcaya Argentaria S.A.
Unique identifier (e.g. ISIN)	US05946KAN19	XS2674597468
Public or private	Public	Public
Governing law(s) of the instrument	English legislation except provisions of status of the notes under Spanish law	Spanish
Contractual recognition of conversion by resolution institution	Yes	Yes
Regulatory treatment
Transitional CRR rules	Tier 2	Tier 2
Post-transitional CRR rules	Tier 2	Tier 2
Eligible at solo/(sub-)consolidated/solo & (sub-)consolidated	At solo & (sub-)consolidated	At solo & (sub-)consolidated
Instrument type (types to be specified by each jurisdiction)	Tier 2 instrument	Tier 2 instrument
Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	668	358
Nominal amount of instrument	750 Mill USD	300 Mill GBP
Issue price	100%	99.90%
Redemption price	100%	100%
Accounting classification	Liability – amortised cost	Liability – amortised cost
Original date of issuance	15/11/2023	31/8/2023
Perpetual or dated	Dated	Dated
Original maturity date	15/11/2034	30/11/2033
Issuer call subject to prior supervisory approval	Yes	Yes
Optional call date, contingent call dates, and redemption amount	Call date del emisor: 15/11/2033; also subject to both Regulatory (Total) and Tax call (Partial). 100%	Issuer call date: 31/08/2028 ; also subject to both Regulatory (Total) and Tax call (Partial). 100%
Subsequent call dates, if applicable	NA	Any date during the period commencing on 31 August 2028 and ending on (and including) the Reset Date (30 November 2028)
Coupons / dividends
Fixed or floating dividend/coupon	Fixed reset	Fixed reset
Coupon rate and any related index	7.883%; 1-yae UST +330pbs	8.25%; 5-year GBP Mid Swap Rate +360pbs
Existence of a dividend stopper	No	No
Fully discretionary, partially discretionary or mandatory (in terms of timing	Mandatory	Mandatory
Fully discretionary, partially discretionary or mandatory (in terms of amount)	Mandatory	Mandatory
Existence of step up or other incentive to redeem	No	No
Noncumulative or cumulative	Cumulative	Cumulative
Convertible or non-convertible	Convertible in case of non-viability or resolution (PONV)	Convertible in case of non-viability or resolution (PONV)
If convertible, conversion trigger (s)	PONV Competent authority: SRB Contractual recognition	PONV Competent authority: SRB Contractual recognition
If convertible, fully or partially	Total or partial, depending on what the SRB determines	Total or partial, depending on what the SRB determines
If convertible, conversion rate	To be decided by SRB	To be decided by SRB
If convertible, mandatory or optional conversion	Mandatory	Mandatory
If convertible, specify instrument type convertible into	To be decided by SRB	To be decided by SRB
If convertible, specify issuer of instrument it converts into	To be decided by SRB	To be decided by SRB
Write-down features	Yes	Yes
If write-down, write-down trigger (s)	PONV Competent authority: SRB Contractual recognition	PONV Competent authority: SRB Contractual recognition
If write-down, full or partial	Fully or partially	Fully or partially
If write-down, permanent or temporary	Permanent	Permanent
If temporary write-down, description of write-up mechanism	N/A	N/A
Type of subordination	N/A	N/A
Order of priority in normal insolvency proceedings	3	3
Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument)	Senior to capital, reserves and instruments AT1 Pari passu to other issues of T2 (compute or not compute in capital) Junior to Tier 3 and senior bonds both preferred and non- preferred	Senior to capital, reserves and instruments AT1 Pari passu to other issues of T2 (compute or not compute in capital) Junior to Tier 3 and senior bonds both preferred and non- preferred
Non-compliant transitioned features	No	No
If yes, specify non-compliant features	N/A	N/A
Link to the terms and conditions of the instrument	Terms and Conditions	Terms and Conditions

p.385

Pillar 3 | 2025	> Annexes

Issuer	Banco Bilbao Vizcaya Argentaria SA	Banco Bilbao Vizcaya Argentaria SA
Unique identifier (e.g. ISIN)	XS2636592102	XS2206805769
Public or private	Public	Public
Governing law(s) of the instrument	Spanish	Spanish
Contractual recognition of conversion by resolution institution	Yes	Yes
Regulatory treatment
Transitional CRR rules	Tier 2	Tier 2
Post-transitional CRR rules	Tier 2	Tier 2
Eligible at solo/(sub-)consolidated/solo & (sub-)consolidated	At solo & (sub-)consolidated	At solo & (sub-)consolidated
Instrument type (types to be specified by each jurisdiction)	Tier 2 instrument	Tier 2 instrument
Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	771	342
Nominal amount of instrument	750 Mill EUR	GBP 300 Mill
Issue price	99%	100.00%
Redemption price	100%	100%
Accounting classification	Liability – amortised cost	Liability – amortised cost
Original date of issuance	15/6/2023	15/7/2020
Perpetual or dated	Dated	Dated
Original maturity date	15/9/2033	15/7/2031
Issuer call subject to prior supervisory approval	Yes	Yes
Optional call date, contingent call dates, and redemption amount	Issuer call date: 15/06/2028 ; subject both Regulatory call(total) and Tax call(partial). 100%	Issuer call date: 15/07/2025; also subject to both Regulatory (Total) and Tax call (Partial). 100%
Subsequent call dates, if applicable	At any date between 15/06/2028 and 15/09/2023	No
Coupons / dividends
Fixed or floating dividend/coupon	Fixed reset	Fixed reset
Coupon rate and any related index	5.75%; 5Y Euro Mid Swap + 280pbs	3.104%; 5-year GBP Mid Swap Rate + 127pbs
Existence of a dividend stopper	No	No
Fully discretionary, partially discretionary or mandatory (in terms of timing	Mandatory	Mandatory
Fully discretionary, partially discretionary or mandatory (in terms of amount)	Mandatory	Mandatory
Existence of step up or other incentive to redeem	No	No
Noncumulative or cumulative	Cumulative	Cumulative
Convertible or non-convertible	Convertible in case of non-viability or resolution (PONV)	Convertible in case of non-viability or resolution (PONV)
If convertible, conversion trigger (s)	PONV Competent authority: SRB Contractual recognition	PONV Competent authority: SRB Contractual recognition
If convertible, fully or partially	Total or partial, depending on what the SRB determines	Total or partial, depending on what the SRB determines
If convertible, conversion rate	To be decided by SRB	To be decided by SRB
If convertible, mandatory or optional conversion	Mandatory	Mandatory
If convertible, specify instrument type convertible into	To be decided by SRB	To be decided by SRB
If convertible, specify issuer of instrument it converts into	To be decided by SRB	To be decided by SRB
Write-down features	Yes	Yes
If write-down, write-down trigger (s)	PONV Competent authority: SRB Contractual recognition	PONV Competent authority: SRB Contractual recognition
If write-down, full or partial	Fully or partially	Fully or partially
If write-down, permanent or temporary	Permanent	Permanent
If temporary write-down, description of write-up mechanism	N/A	N/A
Type of subordination	N/A	N/A
Order of priority in normal insolvency proceedings	3	3
Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument)	Senior to capital, reserves and instruments AT1 Pari passu to other issues of T2 (compute or not compute in capital) Junior to Tier 3 and senior bonds both preferred and non- preferred	Senior to capital, reserves and instruments AT1 Pari passu to other issues of T2 (compute or not compute in capital) Junior to Tier 3 and senior bonds both preferred and non- preferred
Non-compliant transitioned features	No	No
If yes, specify non-compliant features	N/A	N/A
Link to the terms and conditions of the instrument	Terms and Conditions	Terms and Conditions

p.386

Pillar 3 | 2025	> Annexes

Issuer	Banco Bilbao Vizcaya Argentaria SA	Banco Bilbao Vizcaya Argentaria SA
Unique identifier (e.g. ISIN)	XS2889406497	XS2762369549
Public or private	Public	Public
Governing law(s) of the instrument	Spanish	Spanish
Contractual recognition of conversion by resolution institution	Yes	Yes
Regulatory treatment
Transitional CRR rules	Tier 2	Tier 2
Post-transitional CRR rules	Tier 2	Tier 2
Eligible at solo/(sub-)consolidated/solo & (sub-)consolidated	At solo & (sub-)consolidated	At solo & (sub-)consolidated
Instrument type (types to be specified by each jurisdiction)	Tier 2 instrument	Tier 2 instrument
Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	998	1294
Nominal amount of instrument	EUR 1,000 Mill	EUR 1,250 Mill
Issue price	99.72%	100%
Redemption price	100%	100%
Accounting classification	Liability – amortised cost	Liability – amortised cost
Original date of issuance	29/8/2024	8/2/2024
Perpetual or dated	Dated	Dated
Original maturity date	29/8/2036	8/2/2036
Issuer call subject to prior supervisory approval	Yes	Yes
Optional call date, contingent call dates, and redemption amount	Issuer call date: 08/29/2031; also subject to both Regulatory (Total) and Tax call (Partial). 100%	Issuer call date: 02/08/2031; also subject to both Regulatory (Total) and Tax call (Partial). 100%
Subsequent call dates, if applicable	No	No
Coupons / dividends
Fixed or floating dividend/coupon	Fixed reset	Fixed reset
Coupon rate and any related index	4.375%; 5Y Euro Mid Swap + 200 bps	4.875%; 5Y Euro Mid Swap + 240 bps
Existence of a dividend stopper	No	No
Fully discretionary, partially discretionary or mandatory (in terms of timing	Mandatory	Mandatory
Fully discretionary, partially discretionary or mandatory (in terms of amount)	Mandatory	Mandatory
Existence of step up or other incentive to redeem	No	No
Noncumulative or cumulative	Cumulative	Cumulative
Convertible or non-convertible	Convertible in case of non-viability or resolution (PONV)	Convertible in case of non-viability or resolution (PONV)
If convertible, conversion trigger (s)	PONV Competent authority: SRB Contractual recognition	PONV Competent authority: SRB Contractual recognition
If convertible, fully or partially	Total or partial, depending on what the SRB determines	Total or partial, depending on what the SRB determines
If convertible, conversion rate	To be decided by SRB	To be decided by SRB
If convertible, mandatory or optional conversion	Mandatory	Mandatory
If convertible, specify instrument type convertible into	To be decided by SRB	To be decided by SRB
If convertible, specify issuer of instrument it converts into	To be decided by SRB	To be decided by SRB
Write-down features	Yes	Yes
If write-down, write-down trigger (s)	PONV Competent authority: SRB Contractual recognition	PONV Competent authority: SRB Contractual recognition
If write-down, full or partial	Fully or partially	Fully or partially
If write-down, permanent or temporary	Permanent	Permanent
If temporary write-down, description of write-up mechanism	N/A	N/A
Type of subordination	N/A	N/A
Order of priority in normal insolvency proceedings	3	3
Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument)	Senior to capital, reserves and instruments AT1 Pari passu to other issues of T2 (compute or not compute in capital) Junior to Tier 3 and senior bonds both preferred and non- preferred	Senior to capital, reserves and instruments AT1 Pari passu to other issues of T2 (compute or not compute in capital) Junior to Tier 3 and senior bonds both preferred and non- preferred
Non-compliant transitioned features	No	No
If yes, specify non-compliant features	N/A	N/A
Link to the terms and conditions of the instrument	Terms and Conditions	Terms and Conditions

p.387

Pillar 3 | 2025	> Annexes

Issuer	Banco Bilbao Vizcaya Argentaria SA	Banco Bilbao Vizcaya Argentaria SA
Unique identifier (e.g. ISIN)	XS1562614831	XS1569874503
Public or private	Public	Private
Governing law(s) of the instrument	English legislation except provisions of status of the notes under Spanish law	English legislation except provisions of status of the notes under Spanish law
Contractual recognition of conversion by resolution institution	Yes	Yes
Regulatory treatment
Transitional CRR rules	Tier 2	Tier 2
Post-transitional CRR rules	Tier 2	Tier 2
Eligible at solo/(sub-)consolidated/solo & (sub-)consolidated	At solo & (sub-)consolidated	At solo & (sub-)consolidated
Instrument type (types to be specified by each jurisdiction)	Tier 2 instrument	Tier 2 instrument
Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	226	156
Nominal amount of instrument	EUR 1,000 Mill	EUR 165 Mill
Issue price	100%	99%
Redemption price	100%	100%
Accounting classification	Liability – amortised cost	Liability – amortised cost
Original date of issuance	2/10/2017	2/24/2017 & 3/14/2017
Perpetual or dated	Dated	Dated
Original maturity date	2/10/2027	24/2/2032
Issuer call subject to prior supervisory approval	No	No
Optional call date, contingent call dates, and redemption amount	Only subject to both Regulatory and Tax call 100%	Only subject to both Regulatory and Tax call 100%
Subsequent call dates, if applicable	N/A	N/A
Coupons / dividends
Fixed or floating dividend/coupon	Fixed	Fixed
Coupon rate and any related index	3.50%	4.00%
Existence of a dividend stopper	No	No
Fully discretionary, partially discretionary or mandatory (in terms of timing	Mandatory	Mandatory
Fully discretionary, partially discretionary or mandatory (in terms of amount)	Mandatory	Mandatory
Existence of step up or other incentive to redeem	No	No
Noncumulative or cumulative	Cumulative	Cumulative
Convertible or non-convertible	Convertible in case of non-viability or resolution (PONV)	Convertible in case of non-viability or resolution (PONV)
If convertible, conversion trigger (s)	PONV Competent authority: SRB Contractual recognition	PONV Competent authority: SRB Contractual recognition
If convertible, fully or partially	Total or partial, depending on what the SRB determines	Total or partial, depending on what the SRB determines
If convertible, conversion rate	To be decided by SRB	To be decided by SRB
If convertible, mandatory or optional conversion	Mandatory	Mandatory
If convertible, specify instrument type convertible into	To be decided by SRB	To be decided by SRB
If convertible, specify issuer of instrument it converts into	To be decided by SRB	To be decided by SRB
Write-down features	Yes	Yes
If write-down, write-down trigger (s)	PONV Competent authority: SRB Contractual recognition	PONV Competent authority: SRB Contractual recognition
If write-down, full or partial	Fully or partially	Fully or partially
If write-down, permanent or temporary	Permanent	Permanent
If temporary write-down, description of write-up mechanism	N/A	N/A
Type of subordination	N/A	N/A
Order of priority in normal insolvency proceedings	3	3
Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument)	Senior to capital, reserves and instruments AT1 Pari passu to other issues of T2 (compute or not compute in capital) Junior to Tier 3 and senior bonds both preferred and non- preferred	Senior to capital, reserves and instruments AT1 Pari passu to other issues of T2 (compute or not compute in capital) Junior to Tier 3 and senior bonds both preferred and non- preferred
Non-compliant transitioned features	No	No
If yes, specify non-compliant features	N/A	N/A
Link to the terms and conditions of the instrument	Terms and Conditions	Terms and Conditions

p.388

Pillar 3 | 2025	> Annexes

Issuer	Banco Bilbao Vizcaya Argentaria SA	Banco Bilbao Vizcaya Argentaria SA
Unique identifier (e.g. ISIN)	XS1579039006	XS1587857498
Public or private	Private	Private
Governing law(s) of the instrument	English legislation except provisions of status of the notes under Spanish law	English legislation except provisions of status of the notes under Spanish law
Contractual recognition of conversion by resolution institution	Yes	Yes
Regulatory treatment
Transitional CRR rules	Tier 2	Tier 2
Post-transitional CRR rules	Tier 2	Tier 2
Eligible at solo/(sub-)consolidated/solo & (sub-)consolidated	At solo & (sub-)consolidated	At solo & (sub-)consolidated
Instrument type (types to be specified by each jurisdiction)	Tier 2 instrument	Tier 2 instrument
Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	13	109
Nominal amount of instrument	EUR 53,4 mills	USD 120 Mill
Issue price	100%	100.00%
Redemption price	100%	100%
Accounting classification	Liability – amortised cost	Liability – amortised cost
Original date of issuance	16/3/2017	31/3/2017
Perpetual or dated	Dated	Dated
Original maturity date	16/3/2027	31/3/2032
Issuer call subject to prior supervisory approval	No	No
Optional call date, contingent call dates, and redemption amount	Only subject to both Regulatory and Tax call 100%	Only subject to both Regulatory and Tax call 100%
Subsequent call dates, if applicable	N/A	N/A
Coupons / dividends
Fixed or floating dividend/coupon	Fixed (until 03/16/2019) and floating since that date	Fixed
Coupon rate and any related index	3% and afterwards annually resettable at CMS (10 years) +1.30%	5.70%
Existence of a dividend stopper	No	No
Fully discretionary, partially discretionary or mandatory (in terms of timing	Mandatory	Mandatory
Fully discretionary, partially discretionary or mandatory (in terms of amount)	Mandatory	Mandatory
Existence of step up or other incentive to redeem	No	No
Noncumulative or cumulative	Cumulative	Cumulative
Convertible or non-convertible	Convertible in case of non-viability or resolution (PONV)	Convertible in case of non-viability or resolution (PONV)
If convertible, conversion trigger (s)	PONV Competent authority: SRB Contractual recognition	PONV Competent authority: SRB Contractual recognition
If convertible, fully or partially	Total or partial, depending on what the SRB determines	Total or partial, depending on what the SRB determines
If convertible, conversion rate	To be decided by SRB	To be decided by SRB
If convertible, mandatory or optional conversion	Mandatory	Mandatory
If convertible, specify instrument type convertible into	To be decided by SRB	To be decided by SRB
If convertible, specify issuer of instrument it converts into	To be decided by SRB	To be decided by SRB
Write-down features	Yes	Yes
If write-down, write-down trigger (s)	PONV Competent authority: SRB Contractual recognition	PONV Competent authority: SRB Contractual recognition
If write-down, full or partial	Fully or partially	Fully or partially
If write-down, permanent or temporary	Permanent	Permanent
If temporary write-down, description of write-up mechanism	N/A	N/A
Type of subordination	N/A	N/A
Order of priority in normal insolvency proceedings	3	3
Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument)	Senior to capital, reserves and instruments AT1 Pari passu to other issues of T2 (compute or not compute in capital) Junior to Tier 3 and senior bonds both preferred and non- preferred	Senior to capital, reserves and instruments AT1 Pari passu to other issues of T2 (compute or not compute in capital) Junior to Tier 3 and senior bonds both preferred and non- preferred
Non-compliant transitioned features	No	No
If yes, specify non-compliant features	N/A	N/A
Link to the terms and conditions of the instrument	Terms and Conditions	Terms and Conditions

p.389

Pillar 3 | 2025	> Annexes

Issuer	Banco Bilbao Vizcaya Argentaria SA	Banco Bilbao Vizcaya Argentaria SA
Unique identifier (e.g. ISIN)	XS1615673701	XS1615674261
Public or private	Private	Private
Governing law(s) of the instrument	English legislation except provisions of status of the notes under Spanish law	English legislation except provisions of status of the notes under Spanish law
Contractual recognition of conversion by resolution institution	Yes	Yes
Regulatory treatment
Transitional CRR rules	Tier 2	Tier 2
Post-transitional CRR rules	Tier 2	Tier 2
Eligible at solo/(sub-)consolidated/solo & (sub-)consolidated	At solo & (sub-)consolidated	At solo & (sub-)consolidated
Instrument type (types to be specified by each jurisdiction)	Tier 2 instrument	Tier 2 instrument
Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	6	42
Nominal amount of instrument	CHF 20 Mill	EUR 150 Mill
Issue price	100%	100.00%
Redemption price	100%	100%
Accounting classification	Liability – amortised cost	Liability – amortised cost
Original date of issuance	24/5/2017	24/5/2017
Perpetual or dated	Dated	Dated
Original maturity date	24/5/2027	24/5/2027
Issuer call subject to prior supervisory approval	No	No
Optional call date, contingent call dates, and redemption amount	Only subject to both Regulatory and Tax call 100%	Only subject to both Regulatory and Tax call 100%
Subsequent call dates, if applicable	N/A	N/A
Coupons / dividends
Fixed or floating dividend/coupon	Fixed	Fixed
Coupon rate and any related index	1.60%	2.54%
Existence of a dividend stopper	No	No
Fully discretionary, partially discretionary or mandatory (in terms of timing	Mandatory	Mandatory
Fully discretionary, partially discretionary or mandatory (in terms of amount)	Mandatory	Mandatory
Existence of step up or other incentive to redeem	No	No
Noncumulative or cumulative	Cumulative	Cumulative
onvertible or non-convertible	Convertible in case of non-viability or resolution (PONV)	Convertible in case of non-viability or resolution (PONV)
If convertible, conversion trigger (s)	PONV Competent authority: SRB Contractual recognition	PONV Competent authority: SRB Contractual recognition
If convertible, fully or partially	Total or partial, depending on what the SRB determines	Total or partial, depending on what the SRB determines
If convertible, conversion rate	To be decided by SRB	To be decided by SRB
If convertible, mandatory or optional conversion	Mandatory	Mandatory
If convertible, specify instrument type convertible into	To be decided by SRB	To be decided by SRB
If convertible, specify issuer of instrument it converts into	To be decided by SRB	To be decided by SRB
Write-down features	Yes	Yes
If write-down, write-down trigger (s)	PONV Competent authority: SRB Contractual recognition	PONV Competent authority: SRB Contractual recognition
If write-down, full or partial	Fully or partially	Fully or partially
If write-down, permanent or temporary	Permanent	Permanent
If temporary write-down, description of write-up mechanism	N/A	N/A
Type of subordination	N/A	N/A
Order of priority in normal insolvency proceedings	3	3
Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument)	Senior to capital, reserves and instruments AT1 Pari passu to other issues of T2 (compute or not compute in capital) Junior to Tier 3 and senior bonds both preferred and non- preferred	Senior to capital, reserves and instruments AT1 Pari passu to other issues of T2 (compute or not compute in capital) Junior to Tier 3 and senior bonds both preferred and non- preferred
Non-compliant transitioned features	No	No
If yes, specify non-compliant features	N/A	N/A
Link to the terms and conditions of the instrument	Terms and Conditions	Terms and Conditions

p.390

Pillar 3 | 2025	> Annexes

Issuer	Banco Bilbao Vizcaya Argentaria SA	Banco Bilbao Vizcaya Argentaria SA
Unique identifier (e.g. ISIN)	XS1824263260	XS3009012470
Public or private	Private	Public
Governing law(s) of the instrument	English legislation except provisions of status of the notes under Spanish law	Spanish
Contractual recognition of conversion by resolution institution	Yes	Yes
Regulatory treatment
Transitional CRR rules	Tier 2	Tier 2
Post-transitional CRR rules	Tier 2	Tier 2
Eligible at solo/(sub-)consolidated/solo & (sub-)consolidated	At solo & (sub-)consolidated	At solo & (sub-)consolidated
Instrument type (types to be specified by each jurisdiction)	Tier 2 instrument	Tier 2 instrument
Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	243	1012
Nominal amount of instrument	USD 300 Mill	EUR 1,000 Mill
Issue price	99%	100%
Redemption price	100%	100%
Accounting classification	Liability – amortised cost	Liability – amortised cost
Original date of issuance	29/5/2018	25/2/2025
Perpetual or dated	Dated	Dated
Original maturity date	29/5/2033	25/2/2037
Issuer call subject to prior supervisory approval	No	Yes
Optional call date, contingent call dates, and redemption amount	Only subject to both Regulatory and Tax call 100%	Issuer call date: 02/25/2032; also subject to both Regulatory (Total) and Tax call (Partial). 100%
Subsequent call dates, if applicable	NA	No
Coupons / dividends
Fixed or floating dividend/coupon	Fixed	Fixed reset
Coupon rate and any related index	5.25%	4%; 5Y Euro Mid Swap + 165 bps
Existence of a dividend stopper	No	No
Fully discretionary, partially discretionary or mandatory (in terms of timing	Mandatory	Mandatory
Fully discretionary, partially discretionary or mandatory (in terms of amount)	Mandatory	Mandatory
Existence of step up or other incentive to redeem	No	No
Noncumulative or cumulative	Cumulative	Cumulative
onvertible or non-convertible	Convertible in case of non-viability or resolution (PONV)	Convertible in case of non-viability or resolution (PONV)
If convertible, conversion trigger (s)	PONV Competent authority: SRB Contractual recognition	PONV Competent authority: SRB Contractual recognition
If convertible, fully or partially	Total or partial, depending on what the SRB determines	Total or partial, depending on what the SRB determines
If convertible, conversion rate	To be decided by SRB	To be decided by SRB
If convertible, mandatory or optional conversion	Mandatory	Mandatory
If convertible, specify instrument type convertible into	To be decided by SRB	To be decided by SRB
If convertible, specify issuer of instrument it converts into	To be decided by SRB	To be decided by SRB
Write-down features	Yes	Yes
If write-down, write-down trigger (s)	PONV Competent authority: SRB Contractual recognition	PONV Competent authority: SRB Contractual recognition
If write-down, full or partial	Fully or partially	Fully or partially
If write-down, permanent or temporary	Permanent	Permanent
If temporary write-down, description of write-up mechanism	N/A	N/A
Type of subordination	N/A	N/A
Order of priority in normal insolvency proceedings	3	3
Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument)	Senior to capital, reserves and instruments AT1 Pari passu to other issues of T2 (compute or not compute in capital) Junior to Tier 3 and senior bonds both preferred and non-preferred	Senior to capital, reserves and instruments AT1 Pari passu to other issues of T2 (compute or not compute in capital) Junior to Tier 3 and senior bonds both preferred and non- preferred
Non-compliant transitioned features	No	No
If yes, specify non-compliant features	N/A	N/A
Link to the terms and conditions of the instrument	Terms and Conditions	Terms and Conditions

p.391

Pillar 3 | 2025	> Annexes

III.3. MEXICO ISSUANCES (MILLON EUROS. 12-31-2025)
Article 437 b), c)
EU CCA

1	Issuer	BBVA Bancomer S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, acting through its Texas Agency	BBVA Bancomer S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, acting through its Texas Agency
2	Unique identifier (e.g. ISIN)	USP16259AN67 -- US05533UAG31	US05533UAF57 - USP16259AM84
2a	Public or private	Public	Public
3	Governing law(s) of the instrument	New York, except for the determination of trigger events, capital events, or regulatory events that are determined under Mexican law. Also ranking and subordination are under Mexican law	New York, except for the determination of trigger events, capital events, or regulatory events that are determined under Mexican law. Also ranking and subordination are under Mexican law
3a	Contractual recognition of conversion by resolution institution	Yes	Yes
Regulatory treatment
4	Transitional CRR rules	Tier 2	Tier 2
5	Post-transitional CRR rules	Tier 2	Tier 2
6	Eligible at solo/(sub-)consolidated/solo & (sub-)consolidated	At solo & (sub-)consolidated	At solo & (sub-)consolidated
7	Instrument type (types to be specified by each jurisdiction)	Tier 2 Instruments	Tier 2 Instruments
8	Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	586	758
9	Nominal amount of instrument	USD 750 Mill	USD 1,000 Mill
EU-9a	Issue price	100%	99.505%
EU-9b	Redemption price	100%	100%
10	Accounting classification	Liability – amortised cost	Liability – amortised cost
11	Original date of issuance	13/9/2019	18/1/2018
12	Perpetual or dated	Dated	Dated
13	Original maturity date	13/9/2034	18/1/2033
14	Issuer call subject to prior supervisory approval	Yes	No
15	Optional call date, contingent call dates, and redemption amount	09/13/2029 fully or partially. (also subject to Regulatory call and Tax call, only with full amortisation). 100%	01/18/2028 fully or partially. (also subject to Regulatory call and Tax call, only with fully amortisation. 100%
16	Subsequent call dates, if applicable	No	No
Coupons / dividends
17	Fixed or floating dividend/coupon	Fixed reset	Fixed reset
18	Coupon rate and any related index	5.875%. From call Treasury yield optional date + 430.8 bps	5.125%. From call Treasury yield optional date + 265 bps
19	Existence of a dividend stopper	Yes	Yes
EU-20a	Fully discretionary, partially discretionary or mandatory (in terms of timing	Mandatory	Mandatory
EU-20b	Fully discretionary, partially discretionary or mandatory (in terms of amount)	Mandatory	Mandatory
21	Existence of step up or other incentive to redeem	No	No
22	Noncumulative or cumulative	Cumulative	Cumulative
23	Convertible or non-convertible	Non-convertible	Non-convertible
24	If convertible, conversion trigger (s)	N/A	N/A
25	If convertible, fully or partially	N/A	N/A
26	If convertible, conversion rate	N/A	N/A
27	If convertible, mandatory or optional conversion	N/A	N/A
28	If convertible, specify instrument type convertible into	N/A	N/A
29	If convertible, specify issuer of instrument it converts into	N/A	N/A
30	Write-down features	Yes	Yes
31	If write-down, write-down trigger (s)
(*) A Trigger Event will be deemed to have occurred if any of the following events takes places: (i) the CNBV publishes a
determination, in its official publication of capitalisation levels for Mexican Banks, that the issuer's Fundamental
Capital is equal to or below 4.5%; (ii) the Issuer does not
comply with the Mexican Banking Law and other regulation
or (iii) the Banking Stability Committee determines that
financial assistance is required by the Issuer to avoid
revocation of the Issuer's license for its failure to comply with corrective measures.

(*) A Trigger Event will be deemed to have occurred if any of the following events takes places: (i) the CNBV publishes a
determination, in its official publication of capitalisation levels for Mexican Banks, that the issuer's Fundamental
Capital is equal to or below 4.5%; (ii) the Issuer does not
comply with the Mexican Banking Law and other regulation
or (iii) the Banking Stability Committee determines that
financial assistance is required by the Issuer to avoid
revocation of the Issuer's license for its failure to comply with corrective measures.

32	If write-down, full or partial	Fully or partially	Fully or partially
33	If write-down, permanent or temporary	Permanent	Permanent
34	If temporary write-down, description of write-up mechanism	N/A	N/A
EU-34a	Type of subordination	N/A	N/A
EU-34b	Order of priority in normal insolvency proceedings	N/A	N/A
35	Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument)
The Notes constitute Subordinated Preferred Indebtedness,
and (i) will be subordinate and junior in right of payment and in liquidation to all of the present and future Senior
Indebtedness, (ii) will rank pari passu without preference
among themselves and with all of the present and future
other unsecured subordinated preferred indebtedness and
(iii) will be senior to subordinated non-preferred
indebtedness and all classes of equity or capital stock.

The Notes constitute Subordinated Preferred Indebtedness,
and (i) will be subordinate and junior in right of payment and in liquidation to all of the present and future Senior
Indebtedness, (ii) will rank pari passu without preference
among themselves and with all of the present and future
other unsecured subordinated preferred indebtedness and
(iii) will be senior to subordinated non-preferred
indebtedness and all classes of equity or capital stock.

36	Non-compliant transitioned features	No	No
37	If yes, specify non-compliant features	N/A	N/A
EU-37a	Link to the terms and conditions of the instrument	Terms and Conditions	Terms and Conditions

p.392

Pillar 3 | 2025	> Annexes

1	Issuer	BBVA México S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México, acting through its Texas Agency	BBVA Bancomer S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, acting through its Texas Agency
2	Unique identifier (e.g. ISIN)	US07336UAA16 - USP1S81BAA64	US07336UAB98 - USP1S81BAB48
2a	Public or private	Public	Public
3	Governing law(s) of the instrument	New York, except for the determination of trigger events, capital events, or regulatory events that are determined under Mexican law. Also ranking and subordination are under Mexican law	New York, except for the determination of trigger events, capital events, or regulatory events that are determined under Mexican law. Also ranking and subordination are under Mexican law
3a	Contractual recognition of conversion by resolution institution	Yes	Yes
Regulatory treatment
4	Transitional CRR rules	Tier 2	Tier 2
5	Post-transitional CRR rules	Tier 2	Tier 2
6	Eligible at solo/(sub-)consolidated/solo & (sub-)consolidated	At solo & (sub-)consolidated	At solo & (sub-)consolidated
7	Instrument type (types to be specified by each jurisdiction)	Tier 2 Instruments	Tier 2 Instruments
8	Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	769	713
9	Nominal amount of instrument	1,000 Mill USD	USD 900 Mill
EU-9a	Issue price	100%	100%
EU-9b	Redemption price	100%	100%
10	Accounting classification	Liability – amortised cost	Liability – amortised cost
11	Original date of issuance	29/6/2023	1/8/2024
12	Perpetual or dated	Dated	Dated
13	Original maturity date	29/6/2038	1/8/2039
14	Issuer call subject to prior supervisory approval	Yes	Yes
15	Optional call date, contingent call dates, and redemption amount	29/06/2033 fully or partially. (also subject to Regulatory call and Tax call, only with full amortisation). 100%	01/08/2034 fully. (also subject to Regulatory call and Tax call, only with full amortisation). 100%
16	Subsequent call dates, if applicable	No	No
Coupons / dividends
17	Fixed or floating dividend/coupon	Fixed reset	Fixed reset
18	Coupon rate and any related index	8.45% From call Treasury yield optional date + 466.1 bps	8.125% since call date Treasury yield + 421.4bps
19	Existence of a dividend stopper	Yes	Yes
EU-20a	Fully discretionary, partially discretionary or mandatory (in terms of timing	Mandatory	Mandatory
EU-20b	Fully discretionary, partially discretionary or mandatory (in terms of amount)	Mandatory	Mandatory
21	Existence of step up or other incentive to redeem	No	No
22	Noncumulative or cumulative	Cumulative	Cumulative
23	Convertible or non-convertible	Non-convertible	Non-convertible
24	If convertible, conversion trigger (s)	N/A	N/A
25	If convertible, fully or partially	N/A	N/A
26	If convertible, conversion rate	N/A	N/A
27	If convertible, mandatory or optional conversion	N/A	N/A
28	If convertible, specify instrument type convertible into	N/A	N/A
29	If convertible, specify issuer of instrument it converts into	N/A	N/A
30	Write-down features	Yes	Yes
31	If write-down, write-down trigger (s)
(*) A Trigger Event will be deemed to have occurred if any of the following events takes places: (i) the CNBV publishes a
determination, in its official publication of capitalisation levels for Mexican Banks, that the issuer's Fundamental Capital is
equal to or below 4.5%; (ii) the Issuer does not comply with the
Mexican Banking Law and other regulation or (iii) the Banking
Stability Committee determines that financial assistance is
required by the Issuer to avoid revocation of the Issuer's
license for its failure to comply with corrective measures.

(*) A Trigger Event will be deemed to have occurred if any of the following events takes places: (i) the CNBV publishes a
determination, in its official publication of capitalisation levels for
Mexican Banks, that the issuer's Fundamental Capital is equal to or below 4.5%; (ii) the Issuer does not comply with the Mexican
Banking Law and other regulation or (iii) the Banking Stability
Committee determines that financial assistance is required by the
Issuer to avoid revocation of the Issuer's license for its failure to comply with corrective measures.

32	If write-down, full or partial	Fully or partially	Fully or partially
33	If write-down, permanent or temporary	Permanent	Permanent
34	If temporary write-down, description of write-up mechanism	N/A	N/A
EU-34a	Type of subordination	N/A	N/A
EU-34b	Order of priority in normal insolvency proceedings	N/A	N/A
35	Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument)
The Notes constitute Subordinated Preferred Indebtedness,
and (i) will be subordinate and junior in right of payment and in liquidation to all of the present and future Senior Indebtedness,
(ii) will rank pari passu without preference among themselves and with all of the present and future other unsecured
subordinated preferred indebtedness and (iii) will be senior to subordinated non-preferred indebtedness and all classes of
equity or capital stock.

The Notes constitute Subordinated Preferred Indebtedness, and
(i) will be subordinate and junior in right of payment and in liquidation to all of the present and future Senior Indebtedness, (ii)
will rank pari passu without preference among themselves and with all of the present and future other unsecured subordinated preferred indebtedness and (iii) will be senior to subordinated non-
preferred indebtedness and all classes of equity or capital stock.

36	Non-compliant transitioned features	No	No
37	If yes, specify non-compliant features	N/A	N/A
EU-37a	Link to the terms and conditions of the instrument	Terms and Conditions	Terms and Conditions

p.393

Pillar 3 | 2025	> Annexes

1	Issuer	BBVA Bancomer S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, acting through its Texas Agency
2	Unique identifier (e.g. ISIN)	US072912AA61 - USP2000GAA15
2a	Public or private	Public
3	Governing law(s) of the instrument	New York, except for the determination of trigger events, capital events, or regulatory events that are determined under Mexican law. Also ranking and subordination are under Mexican law
3a	Contractual recognition of conversion by resolution institution	Yes
Regulatory treatment
4	Transitional CRR rules	Tier 2
5	Post-transitional CRR rules	Tier 2
6	Eligible at solo/(sub-)consolidated/solo & (sub-)consolidated	At solo & (sub-)consolidated
7	Instrument type (types to be specified by each jurisdiction)	Tier 2 Instruments
8	Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	805
9	Nominal amount of instrument	USD 1.000 Mill
EU-9a	Issue price	100%
EU-9b	Redemption price	100%
10	Accounting classification	Liability – amortised cost
11	Original date of issuance	2/11/2025
12	Perpetual or dated	Dated
13	Original maturity date	2/11/2035
14	Issuer call subject to prior supervisory approval	Yes
15	Optional call date, contingent call dates, and redemption amount	11/02/2030 fully. (also subject to Regulatory call and Tax call, only with full amortisation). 100%
16	Subsequent call dates, if applicable	No
Coupons / dividends
17	Fixed or floating dividend/coupon	Fixed reset
18	Coupon rate and any related index	7.625% since call date Treasury yield + 337.5bps
19	Existence of a dividend stopper	Yes
EU-20a	Fully discretionary, partially discretionary or mandatory (in terms of timing	Mandatory
EU-20b	Fully discretionary, partially discretionary or mandatory (in terms of amount)	Mandatory
21	Existence of step up or other incentive to redeem	No
22	Noncumulative or cumulative	Cumulative
23	Convertible or non-convertible	Non-convertible
24	If convertible, conversion trigger (s)	N/A
25	If convertible, fully or partially	N/A
26	If convertible, conversion rate	N/A
27	If convertible, mandatory or optional conversion	N/A
28	If convertible, specify instrument type convertible into	N/A
29	If convertible, specify issuer of instrument it converts into	N/A
30	Write-down features	Yes
31	If write-down, write-down trigger (s)
(*) A Trigger Event will be deemed to have occurred if any of the following events takes places: (i) the CNBV publishes a determination, in its official publication of capitalisation levels for Mexican Banks, that the issuer's Fundamental Capital is equal to or below 4.5%; (ii) the Issuer does not comply with the Mexican Banking Law and other regulation or (iii) the Banking Stability Committee determines that financial assistance is required by the Issuer to avoid revocation of the Issuer's license for its failure to comply with corrective measures.

32	If write-down, full or partial	Fully or partially
33	If write-down, permanent or temporary	Permanent
34	If temporary write-down, description of write-up mechanism	N/A
EU-34a	Type of subordination	N/A
EU-34b	Order of priority in normal insolvency proceedings	N/A
35	Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument)
The Notes constitute Subordinated Preferred Indebtedness, and (i) will be subordinate and junior in right of payment and in liquidation to all of the present and future Senior
Indebtedness, (ii) will rank pari passu without preference among themselves and with all of the present and future other unsecured subordinated preferred indebtedness and
(iii) will be senior to subordinated non-preferred indebtedness and all classes of equity or capital stock.

36	Non-compliant transitioned features	No
37	If yes, specify non-compliant features	N/A
EU-37a	Link to the terms and conditions of the instrument	Terms and Conditions

p.394

Pillar 3 | 2025	> Annexes

III.4. SOUTH AMERICA ISSUANCES (MILLON EUROS. 12-31-2025)
Article 437 b), c)
EU CCA

1	Issuer	BBVA Peru	BBVA Colombia
2	Unique identifier (e.g. ISIN)	USP07760AH74	N/A
2a	Public or private	Public	Private
3	Governing law(s) of the instrument	New York	Colombian
3a	Contractual recognition of conversion by resolution institution	Yes	Yes
Regulatory treatment
4	Transitional CRR rules	Tier 2	Tier 2
5	Post-transitional CRR rules	Tier 2	Tier 2
6	Eligible at solo/(sub-)consolidated/solo & (sub-)consolidated	At solo & (sub-)consolidated	At solo & (sub-)consolidated
7	Instrument type (types to be specified by each jurisdiction)	Tier 2 instrument	Tier 2 instrument
8	Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	198	38
9	Nominal amount of instrument	USD 300 Mill	USD 45 Mill
EU-9a	Issue price	100%	100%
EU-9b	Redemption price	100%	100%
10	Accounting classification	Liability – amortised cost	Liability – amortised cost
11	Original date of issuance	3/07/2024	4/29/2025
12	Perpetual or dated	Dated	Dated
13	Original maturity date	6/07/2034	4/29/2035
14	Issuer call subject to prior supervisory approval	Yes	Yes
15	Optional call date, contingent call dates, and redemption amount	Issuer call date: 07/06/2029, also subject to Regulatory call	Issuer call date: 28/04/2030, also subject to Regulatory call
16	Subsequent call dates, if applicable	N/A	N/A
Coupons / dividends
17	Fixed or floating dividend/coupon	Fixed	Floating
18	Coupon rate and any related index	6.20%	SOFR6m +3.75%
19	Existence of a dividend stopper	No	No
EU-20a	Fully discretionary, partially discretionary or mandatory (in terms of timing	Mandatory	Mandatory
EU-20b	Fully discretionary, partially discretionary or mandatory (in terms of amount)	Mandatory	Mandatory
21	Existence of step up or other incentive to redeem	No	No
22	Noncumulative or cumulative	Cumulative	Cumulative
23	Convertible or non-convertible	Non-convertible	Non-convertible
24	If convertible, conversion trigger (s)	N/A	N/A
25	If convertible, fully or partially	N/A	N/A
26	If convertible, conversion rate	N/A	N/A
27	If convertible, mandatory or optional conversion	N/A	N/A
28	If convertible, specify instrument type convertible into	N/A	N/A
29	If convertible, specify issuer of instrument it converts into	N/A	N/A
30	Write-down features	Yes	No
31	If write-down, write-down trigger (s)	SBS	N/A
32	If write-down, full or partial	Fully or partially	N/A
33	If write-down, permanent or temporary	Permanent	N/A
34	If temporary write-down, description of write-up mechanism	N/A	N/A
EU-34a	Type of subordination	N/A	N/A
EU-34b	Order of priority in normal insolvency proceedings	N/A	N/A
35	Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument)	Senior debt securities other than parity securities rank immediately superior	Senior debt securities other than parity securities rank immediately superior
36	Non-compliant transitioned features	No	No
37	If yes, specify non-compliant features	N/A	N/A
EU-37a	Link to the terms and conditions of the instrument	Terms and Conditions	Terms and Conditions

p.395

Pillar 3 | 2025	> Annexes

1	Issuer	BBVA Uruguay SA
2	Unique identifier (e.g. ISIN)	N/A
2a	Public or private	Private
3	Governing law(s) of the instrument	Uruguayan
3a	Contractual recognition of conversion by resolution institution	Yes
Regulatory treatment
4	Transitional CRR rules	Tier 2
5	Post-transitional CRR rules	Tier 2
6	Eligible at solo/(sub-)consolidated/solo & (sub-)consolidated	At solo & (sub-)consolidated
7	Instrument type (types to be specified by each jurisdiction)	Tier 2 instrument
8	Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	13
9	Nominal amount of instrument	USD 15 Mill
EU-9a	Issue price	100%
EU-9b	Redemption price	100%
10	Accounting classification	Liability – amortised cost
11	Original date of issuance	24/2/2021
12	Perpetual or dated	Dated
13	Original maturity date	24/2/2031
14	Issuer call subject to prior supervisory approval	Yes
15	Optional call date, contingent call dates, and redemption amount	At issuer's discretion after 5 years from the date of issue, minimum amount of 1 MM USD
16	Subsequent call dates, if applicable	At issuer's discretion after 5 years from the date of issue, minimum amount of 1 MM USD
Coupons / dividends
17	Fixed or floating dividend/coupon	Floating
18	Coupon rate and any related index	LIBOR 180d + 3.65%
19	Existence of a dividend stopper	No
EU-20a	Fully discretionary, partially discretionary or mandatory (in terms of timing	Mandatory
EU-20b	Fully discretionary, partially discretionary or mandatory (in terms of amount)	Mandatory
21	Existence of step up or other incentive to redeem	No
22	Noncumulative or cumulative	Cumulative
23	Convertible or non-convertible	Non-convertible
24	If convertible, conversion trigger (s)	N/A
25	If convertible, fully or partially	N/A
26	If convertible, conversion rate	N/A
27	If convertible, mandatory or optional conversion	N/A
28	If convertible, specify instrument type convertible into	N/A
29	If convertible, specify issuer of instrument it converts into	N/A
30	Write-down features	No
31	If write-down, write-down trigger (s)	N/A
32	If write-down, full or partial	Fully or partially
33	If write-down, permanent or temporary	Permanent
34	If temporary write-down, description of write-up mechanism	N/A
EU-34a	Type of subordination	N/A
EU-34b	Order of priority in normal insolvency proceedings	N/A
35	Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument)	Senior debt securities other than parity securities rank immediately superior
36	Non-compliant transitioned features	No
37	If yes, specify non-compliant features	N/A
EU-37a	Link to the terms and conditions of the instrument	Terms and Conditions

p.396

Pillar 3 | 2025	> Annexes

III.5. TURKEY ISSUANCES (MILLON EUROS. 12-31-2025)
Article 437 b), c)
EU CCA

Issuer	Garanti BBVA	Garanti BBVA
Unique identifier (e.g. ISIN)	XS1617531063 (144A) US900148AE73 (Reg S)	XS2773062471
Public or private	Public	Public
Governing law(s) of the instrument	English law except regarding subordination that will follow Turkish law	English law except regarding subordination that will follow Turkish law
Contractual recognition of conversion by resolution institution	Yes	Yes
Regulatory treatment
Transitional CRR rules	Tier 2	Tier 2
Post-transitional CRR rules	Tier 2	Tier 2
Eligible at solo/(sub-)consolidated/solo & (sub-)consolidated	At solo & (sub-)consolidated	At solo & (sub-)consolidated
Instrument type (types to be specified by each jurisdiction)	Tier 2 instrument	Tier 2 instrument
Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	52	255
Nominal amount of instrument	USD 750 Mill	USD 500 Mill
Issue price	100%	100%
Redemption price	100%	100%
Accounting classification	Liability – amortised cost	Liability – amortised cost
Original date of issuance	5/23/2017	2/28/2024
Perpetual or dated	Dated	Dated
Original maturity date	5/24/2027	2/28/2034
Issuer call subject to prior supervisory approval	Yes	Yes
Optional call date, contingent call dates, and redemption amount	05/24/2022 fully (also subject to Regulatory call and Tax call, only full amortisation)only in full amortisation: 100%	02/28/2029 in full (also subject to both the Regulatory call and the Tax call, only in full amortisation).100%.
Subsequent call dates, if applicable	No	No
Coupons / dividends
Fixed or floating dividend/coupon	Fixed to fixed	Fixed to fixed
Coupon rate and any related index	6.125% (swap5y$+ 4.22%)	8.375% until reset date. CMT Rate + 4.09% after
Existence of a dividend stopper	No	No
Fully discretionary, partially discretionary or mandatory (in terms of timing	Mandatory	Mandatory
Fully discretionary, partially discretionary or mandatory (in terms of amount)	Mandatory	Mandatory
Existence of step up or other incentive to redeem	No	No
Noncumulative or cumulative	Cumulative	Cumulative
Convertible or non-convertible	Non-convertible	Non-convertible
If convertible, conversion trigger (s)	N/A	N/A
If convertible, fully or partially	N/A	N/A
If convertible, conversion rate	N/A	N/A
If convertible, mandatory or optional conversion	N/A	N/A
If convertible, specify instrument type convertible into	N/A	N/A
If convertible, specify issuer of instrument it converts into	N/A	N/A
Write-down features	Yes	Yes
If write-down, write-down trigger (s)	Cases that by a loss the issuer has become or is likely to become non-viable. Non-viability/Write -down of the notes . BRSA.	Cases that by a loss the issuer has become or is likely to become non-viable. Non-viability/Write -down of the notes . BRSA.
If write-down, full or partial	Fully or partially	Fully or partially
If write-down, permanent or temporary	Permanent	Permanent
If temporary write-down, description of write-up mechanism	N/A	N/A
Type of subordination	N/A	N/A
Order of priority in normal insolvency proceedings	N/A	N/A
Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument)
Constitute Non-Preferred Debt and will rank (1) junior to the
Senior Debt and Preferred Debt, (2) pari passu among
themselves and with all the other Non-Preferred Debt, (3)
senior only to all classes of equity capital

Constitute Non-Preferred Debt and will rank (1) junior to the
Senior Debt and Preferred Debt, (2) pari passu among
themselves and with all the other Non-Preferred Debt, (3)
senior only to all classes of equity capital

Non-compliant transitioned features	No	No
If yes, specify non-compliant features	N/A	N/A
Link to the terms and conditions of the instrument	Terms and Conditions	Terms and Conditions

p.397

Pillar 3 | 2025	> Annexes

Issuer	Garanti BBVA	Garanti BBVA
Unique identifier (e.g. ISIN)	XS3106498051 - US900148AH05	XS3205715611
Public or private	Public	Public
Governing law(s) of the instrument	English law except regarding subordination that will follow Turkish law	English law except regarding subordination that will follow Turkish law
Contractual recognition of conversion by resolution institution	Yes	Yes
Regulatory treatment
Transitional CRR rules	Tier 2	Tier 2
Post-transitional CRR rules	Tier 2	Tier 2
Eligible at solo/(sub-)consolidated/solo & (sub-)consolidated	At solo & (sub-)consolidated	At solo & (sub-)consolidated
Instrument type (types to be specified by each jurisdiction)	Tier 2 instrument	Tier 2 instrument
Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	296	416
Nominal amount of instrument	USD 500 Mill	USD 700 Mill
Issue price	99.451%	100%
Redemption price	100%	100%
Accounting classification	Liability – amortised cost	Liability – amortised cost
Original date of issuance	7/01/2025	10/15/2025
Perpetual or dated	Dated	Dated
Original maturity date	1/08/2036	10/15/2036
Issuer call subject to prior supervisory approval	Yes	Yes
Optional call date, contingent call dates, and redemption amount	08/01/2031 fully (also subject to Regulatory call and Tax call, only full amortisation)only in full amortisation: 100%	15/10/2031 fully (also subject to Regulatory call and Tax call, only full amortisation)only in full amortisation: 100%
Subsequent call dates, if applicable	No	No
Coupons / dividends
Fixed or floating dividend/coupon	Fixed to fixed	Fixed to fixed
Coupon rate and any related index	8.125% (CMT Rate $+ 4.325%)	7.625% (CMT Rate $+ 3.867%)
Existence of a dividend stopper	No	No
Fully discretionary, partially discretionary or mandatory (in terms of timing	Mandatory	Mandatory
Fully discretionary, partially discretionary or mandatory (in terms of amount)	Mandatory	Mandatory
Existence of step up or other incentive to redeem	No	No
Noncumulative or cumulative	Cumulative	Cumulative
Convertible or non-convertible	Non-convertible	Non-convertible
If convertible, conversion trigger (s)	N/A	N/A
If convertible, fully or partially	N/A	N/A
If convertible, conversion rate	N/A	N/A
If convertible, mandatory or optional conversion	N/A	N/A
If convertible, specify instrument type convertible into	N/A	N/A
If convertible, specify issuer of instrument it converts into	N/A	N/A
Write-down features	Yes	Yes
If write-down, write-down trigger (s)	Cases that by a loss the issuer has become or is likely to become non-viable. Non-viability/Write -down of the notes . BRSA.	Cases that by a loss the issuer has become or is likely to become non-viable. Non-viability/Write -down of the notes . BRSA.
If write-down, full or partial	Fully or partially	Fully or partially
If write-down, permanent or temporary	Permanent	Permanent
If temporary write-down, description of write-up mechanism	N/A	N/A
Type of subordination	N/A	N/A
Order of priority in normal insolvency proceedings	N/A	N/A
Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument)
Constitute Non-Preferred Debt and will rank (1) junior to the
Senior Debt and Preferred Debt, (2) pari passu among
themselves and with all the other Non-Preferred Debt, (3)
senior only to all classes of equity capital

Constitute Non-Preferred Debt and will rank (1) junior to the
Senior Debt and Preferred Debt, (2) pari passu among
themselves and with all the other Non-Preferred Debt, (3)
senior only to all classes of equity capital

Non-compliant transitioned features	No	No
If yes, specify non-compliant features	N/A	N/A
Link to the terms and conditions of the instrument	Terms and Conditions	Terms and Conditions

p.398

Pillar 3 | 2025	> Annexes

Issuer	Garanti BBVA
Unique identifier (e.g. ISIN)	US900148AG22 (144A) XS2913414384 (Reg S)
Public or private	Public
Governing law(s) of the instrument	English law except regarding subordination that will follow Turkish law
Contractual recognition of conversion by resolution institution	Yes
Regulatory treatment
Transitional CRR rules	Tier 2
Post-transitional CRR rules	Tier 2
Eligible at solo/(sub-)consolidated/solo & (sub-)consolidated	At solo & (sub-)consolidated
Instrument type (types to be specified by each jurisdiction)	Tier 2 instrument
Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	427
Nominal amount of instrument	USD 750 Mill
Issue price	0.99985
Redemption price	1
Accounting classification	Liability – amortised cost
Original date of issuance	45629
Perpetual or dated	Dated
Original maturity date	49312
Issuer call subject to prior supervisory approval	Yes
Optional call date, contingent call dates, and redemption amount	01/03/2030 fully (also subject to Regulatory call and Tax call, only full amortisation)only in full amortisation: 100%
Subsequent call dates, if applicable	No
Coupons / dividends
Fixed or floating dividend/coupon	Fixed to fixed
Coupon rate and any related index	8.125% (CMT Rate $+ 3.836%)
Existence of a dividend stopper	No
Fully discretionary, partially discretionary or mandatory (in terms of timing	Mandatory
Fully discretionary, partially discretionary or mandatory (in terms of amount)	Mandatory
Existence of step up or other incentive to redeem	No
Noncumulative or cumulative	Cumulative
Convertible or non-convertible	Non-convertible
If convertible, conversion trigger (s)	N/A
If convertible, fully or partially	N/A
If convertible, conversion rate	N/A
If convertible, mandatory or optional conversion	N/A
If convertible, specify instrument type convertible into	N/A
If convertible, specify issuer of instrument it converts into	N/A
Write-down features	Yes
If write-down, write-down trigger (s)	Cases that by a loss the issuer has become or is likely to become non-viable. Non- viability/Write -down of the notes . BRSA.
If write-down, full or partial	Fully or partially
If write-down, permanent or temporary	Permanent
If temporary write-down, description of write-up mechanism	N/A
Type of subordination	N/A
Order of priority in normal insolvency proceedings	N/A
Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument)
Constitute Non-Preferred Debt and will rank (1) junior to the Senior Debt and
Preferred Debt, (2) pari passu among themselves and with all the other Non-Preferred
Debt, (3) senior only to all classes of equity capital

Non-compliant transitioned features	No
If yes, specify non-compliant features	N/A
Link to the terms and conditions of the instrument	Terms and Conditions

p.399

Pillar 3 | 2025	> Annexes

IV. EU CCYB1 - GEOGRAPHICAL BREAKDOWN OF RELEVANT CREDIT EXPOSURES FOR THE CALCULATION OF THE COUNTERCYCLICAL CAPITAL BUFFER (MILLION EUROS. 12-31-2025)
Article 440 a) CRR

	General credit exposures (1)		Trading book exposure		Securitisation exposure	Total exposure value	Own funds requirements				Risk-weighted exposure amounts	Own funds requirements weights	Countercyclical capital buffer rate
	Exposure value for SA	Exposure value for IRB	Sum of long and short position of trading book	Trading book exposure value for internal models	Exposure value for SA		Of which: General credit exposures	Of which: Trading book exposures	Of which: Securitisation exposures	Total
Geographical breakdown
Germany	442	4,138	176	181	—	4,937	177	—	—	177	2,216	0.78%	0.75%
Australia	2	625	—	—	—	627	33	—	—	33	406	0.14%	1.00%
Belgium	111	1,238	20	21	—	1,391	57	—	—	57	712	0.25%	1.00%
Cyprus	7	46	29	27	—	108	2	—	—	2	25	0.01%	2.50%
South Korea	37,515	126,271	1,375	98	25,371	190,631	6,178	86	328	6,591	82,389	29.17%	0.50%
Denmark	483	6,488	104	109	395	7,579	224	—	4	229	2,864	1.01%	1.00%
Spain	19	2,656	—	—	—	2,676	63	—	—	63	791	0.28%	0.50%
France	48	14	6	6	—	75	5	—	—	5	59	0.02%	1.00%
Hong-Kong	10	2,167	7	7	1,286	3,477	45	—	20	65	815	0.29%	1.50%
Hungary	315	2,471	33	28	266	3,113	154	—	2	156	1,956	0.69%	0.50%
Ireland	10	127	26	25	—	188	5	—	—	5	59	0.02%	2.50%
Luxembourg	1,238	3,593	20	21	260	5,132	185	—	5	190	2,379	0.84%	2.00%
Norway	45	204	—	—	—	248	14	—	—	14	171	0.06%	1.00%
Netherlands	1,643	8,713	74	74	—	10,503	497	1	—	498	6,221	2.20%	2.00%
United Kingdom	9	11	—	—	—	21	2	—	—	2	23	0.01%	1.25%
Poland	2,823	1	—	—	—	2,824	155	—	—	155	1,938	0.69%	1.00%
Czech Republic	9	11	—	—	—	21	2	—	—	2	23	0.01%	1.25%
Romania	2,823	1	—	—	—	2,824	155	—	—	155	1,938	0.69%	1.00%
Sweden	36	599	27	27	—	687	30	—	—	30	376	0.13%	2.00%
Uruguay	3,008	127	—	—	—	3,135	180	—	—	180	2,250	0.80%	0.75%
Other countries with countercyclical capital buffer (2)	13	11	13	15	—	52	1	—	—	1	15	0.01%
Total countries with countercyclical capital buffer	47,828	159,944	1,910	638	27,579	237,898	8,021	88	359	8,468	105,849	37.48%
Argentina	10,080	291	9	—	—	10,380	653	1	—	654	8,174	2.89%	—
Chile	2,493	1,968	17	17	—	4,495	240	2	—	242	3,025	1.07%	—
Colombia	18,595	650	8	7	1	19,262	1,115	—	—	1,115	13,937	4.93%	—
United States	4,856	31,454	203	231	1,575	38,319	1,358	1	42	1,401	17,518	6.20%	—
Italy	516	5,508	43	39	—	6,106	232	—	—	233	2,906	1.03%	—
Mexico	64,558	34,826	662	692	—	100,739	4,766	98	—	4,864	60,799	21.53%	—
Peru	19,155	580	—	—	—	19,735	1,111	—	—	1,111	13,883	4.92%	—
Turkey	59,973	65	60	—	—	60,099	3,737	5	—	3,742	46,774	16.56%	—
Total countries with a 0% countercyclical buffer or without countercyclical capital buffer (with own funds requirements greater than 1%)	180,226	75,342	1,004	987	1,576	259,135	13,212	107	42	13,361	167,016	59.13%

p.400

Pillar 3 | 2025	> Annexes

	General credit exposures (1)		Trading book exposure		Securitisation exposure	Total exposure value	Own funds requirements				Risk-weighted exposure amounts	Own funds requirements weights	Countercyclical capital buffer rate
	Exposure value for SA	Exposure value for IRB	Sum of long and short position of trading book	Trading book exposure value for internal models	Exposure value for SA		Of which: General credit exposures	Of which: Trading book exposures	Of which: Securitisation exposures	Total
Saudi Arabia	5	54	—	—	—	60	2	—	—	2	21	0.01%	—
Austria	59	370	18	18	—	465	16	—	—	16	201	0.07%	—
Bahamas	—	47	—	—	—	47	2	—	—	2	30	0.01%	—
Bermudas	—	113	3	3	—	119	5	—	—	5	65	0.02%	—
Brazil	134	1,088	—	—	—	1,222	61	—	—	61	767	0.27%	—
Canada	16	392	14	12	—	434	26	—	—	26	327	0.12%	—
China	4	978	—	—	—	982	18	—	—	18	221	0.08%	—
Ecuador	26	1	—	—	—	27	2	—	—	2	23	0.01%	—
United Arab Emirates	113	586	9	9	—	717	19	—	—	19	241	0.09%	—
Finland	6	61	16	16	—	98	3	—	—	3	38	0.01%	—
Indonesia	30	33	—	—	—	63	2	—	—	2	26	0.01%	—
Caiman Islands	96	403	5	6	171	680	33	—	8	41	510	0.18%	—
Israel	9	54	—	—	—	63	3	—	—	3	36	0.01%	—
Japan	2	444	2	3	—	451	19	—	—	19	242	0.09%	—
Jersey	—	250	—	—	—	250	8	—	—	8	97	0.03%	—
Malaysia	—	104	—	—	—	105	8	—	—	8	98	0.03%	—
Malta	45	8	—	—	—	53	4	—	—	4	50	0.02%	—
Marshall (Islands)	146	—	—	—	—	146	12	—	—	12	146	0.05%	—
Mauricio	—	94	—	—	—	94	4	—	—	4	46	0.02%	—
Panama	300	60	—	—	—	361	8	—	—	8	103	0.04%	—
Portugal	1,792	2,910	3	5	—	4,709	204	—	—	204	2,545	0.90%	—
Singapore	295	3,678	—	—	—	3,973	99	—	—	99	1,233	0.44%	—
Switzerland	736	2,923	48	49	—	3,756	129	—	—	129	1,612	0.57%	—
Taiwan	—	1,396	—	—	—	1,396	31	—	—	31	383	0.14%	—
Venezuela	396	3	—	—	—	398	30	—	—	30	372	0.13%	—
British Virgin (Islands)	—	136	3	3	—	142	3	—	—	3	33	0.01%	—
Other countries (3)	85	136	12	7	—	239	8	—	—	9	110	0.04%
Total countries without countercyclical capital buffer (with own funds requirements less than 1%)	4,295	16,322	132	131	171	21,051	757	1	8	766	9,574	3.39%
Total	232,349	251,608	3,046	1,756	29,326	518,085	21,990	196	410	22,595	282,439	99.9989%
(*) The established order is alphabetical according to the Spanish version.
(1) Credit exposure excludes exposures to Central Governments or Central Banks, Regional Governments or Local Authorities, Public sector entities, Multilateral Development Banks, International Organisations and Institutions in
accordance with art. 140.4 of Directive 2013/36/EU.

(2) Includes information on those countries with countercyclical buffers set by their national authorities, but whose individual exposures imply own funds requirements applicable to countercyclical buffer of less than €1 million for the Group.
The countries included in this row, as well as their respective buffers are: Armenia (1,5%), Bulgaria (2%), Croatia (1,5%), Slovenia (1%), Slovakia (1,5%), Estonia (1,5%), Greece (0,25%), Iceland (2,5%), Latvia (1%) and Lithuania (1%).

(3) Other countries include those territories (112) where own funds requirements applicable to countercyclical buffer for the Group are less than €1 million and have no countercyclical buffer set.

p.401

Pillar 3 | 2025	> Annexes

V. EU CMS2 - COMPARISON OF MODELLED AND STANDARDISED RISK WEIGHTED EXPOSURE AMOUNTS FOR CREDIT RISK AT ASSET CLASS LEVEL (MILLION EUROS. 12-31-2025)
Article 438 d.a) CRR

	RWEAs for modelled approaches that banks have supervisory approval to use	RWEAs for portfolios where standardised approaches are used	Total actual RWEAs (a+b)	RWEAs calculated using full standardised approach	RWEAs that is the base of the output floor
Central governments and central banks	—	—	27,557	27,557	27,557
Regional governments or local authorities	—	—	1,488	1,488	1,488
Public sector entities	—	—	756	756	756
Categorised as Multilateral Development Banks in SA(1)	—	—	2	2	2
Categorised as International organisations in (1)	—	—	—	—	—
Institutions	6,450	7,475	10,631	11,656	11,656
Equity	—	—	14,003	14,003	14,003
Not applicable
Corporates(2)	83,081	122,252	136,750	200,699	175,921
Of which: F-IRB is applied(3)	83,081	129,220	83,081	129,220	129,220
Of which: A-IRB is applied(3)	—	—	—	—	—
Of which: Corporates - General	71,052	110,498	121,840	186,064	161,286
Of which: Corporates - Specialised lending	10,538	11,754	13,419	14,635	14,635
Of which: Corporates - Purchased receivables	1,491	3,826	1,491	3,826	3,826
Retail	15,580	1,374	82,374	68,168	68,168
Of which: Retail - Qualifying revolving	—	—	—	—	—
Of which: Retail - Purchased receivables	—	—	—	—	—
Of which: Retail - Other	—	—	—	—	68,168
Of which: Retail - Secured by residential real estate	15,580	18,364	15,580	18,364	18,364
Not applicable
Of which: Retail - Categorised as secured by mortgages on immovable properties and ADC exposures in SA(1)	—	28,338	18,640	46,977	46,977
Collective investment undertakings (CIU)	—	—	805	805	805
Categorised as exposures in default in SA(1)	—	2,090	3,951	6,041	6,041
Categorised as subordinated debt exposures in SA(1)	—	42	—	42	42
Categorised as covered bonds in SA(1)	—	459	—	459	459
Categorised as claims on institutions and corporates with a short-term credit assessment in SA(1)	—	—	—	—	—
Others	—	—	12,711	12,711	12,711
Total	105,111	162,031	309,668	391,366	366,588
(*) The total amount in this table reconciles with that in the first row (“Credit risk excluding counterparty credit risk") of Table 11 EU CMS1, incorporating additional information to that provided for in the EBA Mapping Tool.

(1) Following version 1.5 of the EBA Mapping Tool, published in November 2025, the amount in the first column, which in previous periods was shown in this row, has been redistributed to other rows not categorised in SA.

(2) According to the instructions of DPM 4.2, the exposures included in this row for the second column are calculated using the standardised approach.
(3) According to the instructions of DPM 4.2, the exposures included in this row for the second column are calculated using the IRB approach.

p.402

Pillar 3 | 2025	> Annexes

VI. EU LR2 - LEVERAGE RATIO COMMON DISCLOSURE (MILLION EUROS)
Article 451 (1) a), b), c), f), (3) CRR

	12-31-2025	6-30-2025	12-31-2024
On-balance sheet exposures (excluding derivatives and SFTs)
On-balance sheet items (excluding derivatives, SFTs, but including collateral)	732,189	659,541	656,332
Gross-up for derivatives collateral provided where deducted from the balance sheet assets pursuant to the applicable accounting framework	—	—	—
(Deductions of receivables assets for cash variation margin provided in deri- vatives transactions)	(240)	(329)	(266)
(Adjustment for securities received under securities financing transactions that are recognised as an asset)	—	—	—
(General credit risk adjustments to on-balance sheet items)	—	—	—
(Asset amounts deducted in determining Tier 1 capital)	(3,211)	(3,254)	(3,051)
Total on-balance sheet exposures (excluding derivatives and SFTs) (sum of lines 1 to 6)	728,737	655,958	653,015
Derivative exposures
Replacement cost associated with SA-CCR derivatives transactions (ie net of eligible cash variation margin)	1,988	9,775	10,178
Derogation for derivatives: replacement costs contribution under the simplified standardised approach	—	—	—
Add-on amounts for potential future exposure associated with SA-CCR derivatives transactions	21,268	19,169	20,291
Derogation for derivatives: Potential future exposure contribution under the simplified standardised approach	—	—	—
Exposure determined under Original Exposure Method	—	—	—
(Exempted CCP leg of client-cleared trade exposures) (SA-CCR)	—	—	—
(Exempted CCP leg of client-cleared trade exposures) (simplified standardised approach)	—	—	—
(Exempted CCP leg of client-cleared trade exposures) (original exposure method)	—	—	—
Adjusted effective notional amount of written credit derivatives	35,562	29,863	22,196
(Adjusted effective notional offsets and add-on deductions for written credit derivatives)	(26,842)	(22,789)	(15,118)
Total derivatives exposures (sum of lines 8 to 12)	31,976	36,017	37,547
Securities financing transaction (SFT) exposures
Gross SFT assets (with no recognition of netting), after adjustment for sales accounting transactions	81,911	61,955	65,099
(Netted amounts of cash payables and cash receivables of gross SFT assets)	(26,452)	(16,146)	(19,407)
Counterparty credit risk exposure for SFT assets	5,852	5,211	10,640
Derogation for SFTs: Counterparty credit risk exposure in accordance with Articles 429e(5) and 222 of Regulation (EU) No 575/2013	—	—	—
Agent transaction exposures	—	—	—
(Exempted CCP leg of client-cleared SFT exposure)	—	—	—
Total securities financing transaction exposures (sum of lines 14 to EU-17a)	61,310	51,020	56,332
Other off-balance sheet exposures
Off-balance sheet exposures at gross notional amount	296,980	280,944	261,878
(Adjustments for conversion to credit equivalent amounts)	(209,777)	(198,612)	(173,750)
(General provisions associated with off-balance sheet exposures deducted in determining Tier 1 capital)	—	—	—
Off-balance sheet exposures (sum of lines 19 to 21)	87,203	82,332	88,129
Exempted exposures in accordance with Article 429a of the CRR (on and off balance sheet)
(Exposures excluded from the total exposure measure in accordance with Article 429a(1)(c) of the CRR)	—	—	—
(Exposures exempted in accordance with Article 429a(1)(j) of the CRR (on and off balance sheet))	—	—	—

p.403

Pillar 3 | 2025	> Annexes

	12-31-2025	6-30-2025	12-31-2024
On-balance sheet exposures (excluding derivatives and SFTs)
(Excluded exposures of public development banks (or units) - Public sector investments)	—	—	—
(Excluded exposures of public development banks (or units) - Promotional loans)	—	—	—
(Excluded passing-through promotional loan exposures by non-public development banks (or units))	—	—	—
(Excluded guaranteed parts of exposures arising from export credits)	(357)	(558)	(535)
(Excluded excess collateral deposited at triparty agents)	—	—	—
(Excluded CSD related services of CSD/institutions in accordance with Article 429a(1)(o) of the CRR)	—	—	—
(Excluded CSD related services of designated institutions in accordance with Article 429a(1)(p) of the CRR)	—	—	—
(Reduction of the exposure value of pre-financing or intermediate loans)	—	—	—
(Excluded exposures to shareholders according to Article 429a (1), point (da) CRR)	—	—	—
(Exposures deducted in accordance with point (q) of Article 429a(1) CRR)	—	—	—
(Total exempted exposures)	(357)	(558)	(535)
Capital and total exposure measure
Tier 1 capital	55,934	57,123	56,822
Leverage ratio total exposure measure	908,869	824,769	834,488
Leverage ratio
Leverage ratio	6.15%	6.93%	6.81%
Leverage ratio (excluding the impact of the exemption of public sector investments and promotional loans) (%)	6.15%	6.93%	6.81%
Leverage ratio (excluding the impact of any applicable temporary waiver of central bank reserves) (%)	6.15%	6.93%	6.81%
Regulatory minimum leverage ratio requirement (%)	3.00%	3.00%	3.00%
Additional own funds requirements to address the risk of excessive leverage (%)	—	—	—
Of which: comprised of common equity tier 1 capital	—	—	—
Leverage ratio cushion requirement (%)	—	—	—
Overall leverage ratio requirement (%)	3.00%	3.00%	3.00%
Choice on transitional arrangements and relevant exposures
Choice on transitional arrangements for the definition of the capital measure	Transitional	Transitional	Transitional
Disclosure of mean values
Mean value of gross SFT assets, after adjustment for sale accounting transactions and netted of amounts of associated cash payables and cash receivable	86,319	68,704	67,901
Quarter-end value of gross SFT assets, after adjustment for sale accounting transactions and netted of amounts of associated cash payables and cash receivables	55,458	45,809	45,692
Total exposures (including the impact of any applicable temporary exemption of central bank reserves) incorporating mean values from row 28 of gross SFT assets (after adjustment for sale accounting transactions and netted of amounts of associated cash payables and cash receivables)	939,730	847,664	856,697
Total exposures (excluding the impact of any applicable temporary exemption of central bank reserves) incorporating mean values from row 28 of gross SFT assets (after adjustment for sale accounting transactions and netted of amounts of associated cash payables and cash receivables)	939,730	847,664	856,697
Leverage ratio (including the impact of any applicable temporary exemption of central bank reserves) incorporating mean values from row 28 of gross SFT assets (after adjustment for sale accounting transactions and netted of amounts of associated cash payables and cash receivables)	5.95%	6.74%	6.63%
Leverage ratio (excluding the impact of any applicable temporary exemption of central bank reserves) incorporating mean values from row 28 of gross SFT assets (after adjustment for sale accounting transactions and netted of amounts of associated cash payables and cash receivables)	5.95%	6.74%	6.63%

p.404

Pillar 3 | 2025	> Annexes

VII. EU TLAC3B - CREDITOR RANKING - RESOLUTION ENTITY (MILLION EUROS. 12-31-2025)
EBA/REP/2023/41

	Insolvency ranking (1)
	1	2	3	7	8	9	Sum
	Most junior					Most senior
Description of insolvency rank (free text)	CET1	AT1	T2	Other contractually subordinated claims	Senior non preferred claims	Ordinary claims
Empty set in the EU
Empty set in the EU
Empty set in the EU
Own funds and liabilities potentially eligible for meeting MREL	31,132	5,303	7,170	200	6,879	8,850	59,536
o/w residual maturity ≥ 1 year < 2 years	—	—	1,227	—	1,250	3,212	5,689
o/w residual maturity ≥ 2 year < 5 years	—	—	—	—	2,778	3,077	5,855
o/w residual maturity ≥ 5 years < 10 years	—	—	2,644	125	2,851	2,349	7,968
o/w residual maturity ≥ 10 years, but excluding perpetual securities	—	—	3,300	—	—	213	3,513
o/w perpetual securities	31,132	5,303	—	75	—	—	36,510
(1) As of December 31, 2025, BBVA does not include in its MREL base the claims from persons specially related to the debtor, claims from fines and rest of accrued interest, which are in order 4, 5 and 6, respectively, of the seniority ranking applicable to Spain as of December 31, 2025, according to the latest publication of the SRB, on 3 January 2025. The most senior instruments are those included in order 9, which include senior preferred debt issuances.

p.405

Pillar 3 | 2025	> Annexes

VIII. EU CQ4 - QUALITY OF NON-PERFORMING EXPOSURES BY GEOGRAPHY (MILLION EUROS. 12-31-2025)

	Gross carrying amount(1)(2) / nominal amount
		Of which: non performing	Of which: defaulted	Of which: subject to impairment (3)	Accumulated impairment	Provisions on off-balance sheet (4)	Accumulated negative changes in fair value due to credit risk on non-performing exposures
On balance exposures (5)	668,277	14,416	14,416	667,563	(12,546)		—
Argentina	13,552	431	431	13,496	(385)		—
Colombia	22,864	803	803	22,858	(776)		—
Spain	248,774	6,432	6,432	248,762	(4,448)		—
France	17,654	6	6	17,654	(7)		—
United Kingdom	13,022	17	17	13,022	(89)		—
Italy	15,854	12	12	15,854	(15)		—
Mexico	126,809	2,818	2,818	126,270	(3,485)		—
Peru	24,542	803	803	24,542	(874)		—
Turkey	70,252	2,576	2,576	70,235	(1,926)		—
United States	43,208	5	5	43,195	(24)		—
Other areas	71,747	515	515	71,676	(515)		—
Off balance exposures (5)	312,267	676	676			725
Argentina	10,922	4	4			17
Germany	7,359	3	3			5
Spain	62,461	340	340			113
France	28,429	1	1			2
United Kingdom	10,709	—	—			18
Italy	8,754	1	1			4
Mexico	31,635	17	17			233
Peru	9,216	130	130			74
Turkey	67,191	153	153			203
United States	36,757	—	—			7
Other areas	38,835	27	27			50
Total	980,544	15,092	15,092	667,563	(12,546)	725	—
(*) The established order is alphabetical according to ISO-3166-1 .
(1) Includes the carrying amount of reverse repurchase agreements and positions subject to the securitisation framework.
(2) Includes gross carrying amount of the "cash balances at central banks and other demand deposits" portfolio, the "amortised cost" portfolio, the "fair value through other comprehensive income" portfolio and the "fair value through P&L" portfolios.

(3) Includes gross carrying amount of "cash balances at central banks and other demand deposits" portfolio, assets at amortised cost and assets at fair value through other comprehensive income.
(4) Off-balance sheet exposures provisions are shown as positive, in line with FINREP regulatory financial reporting models.
(5) The most relevant 10 countries are shown independently.

p.406

Pillar 3 | 2025	> Annexes

IX. EU CR2 - CHANGES IN THE STOCK OF NON-PERFOMING LOANS AND ADVANCES (MILLION EUROS)

Gross carrying amount
Stock of non-performing as of December 2024	14,217
Loans and debt securities that have defaulted or whose value has deteriorated since the last reporting period	6,067
Reclassification to non-default status	(3,290)
Amounts recognized as write-offs	(2,287)
Other changes	(570)
Stock of non-performing as of June 2025	14,136

Gross carrying amount
Stock of non-performing as of June 2025	14,136
Loans and debt securities that have defaulted or whose value has deteriorated since the last reporting period	7,042
Reclassification to non-default status	(3,468)
Amounts recognized as write-offs	(2,247)
Other changes	(1,109)
Stock of non-performing as of December 2025	14,354

p.407

Pillar 3 | 2025	> Annexes

X. EU OR2 - BUSINESS INDICATOR, COMPONENTS AND SUBCOMPONENTS (MILLION EUROS. 12-31-2025)
Artículo 446 (1)

BI and its subcomponents	Current year	Year-1	Year-2	Average value
Interest, lease and dividend component (ILDC)				11,009
ILDC related to the individual institution/consolidated Group (excluding entities considered by Article 314(3)				11,009
Interest and lease income	40,861	37,147	26,966	34,991
Interest and lease expense	27,785	26,857	17,659	24,100
Total assets/Asset component	629,767	534,067	550,691	571,508
Dividend income/dividend component	123	117	116	118
Services component (SC)				7,815
Fee and commission income	9,273	7,306	5,129	7,236
Fee and commission expense	3,637	2,638	1,623	2,633
Other operating income	468	408	458	445
Other operating expense	630	671	435	579
Financial component (FC)				2,734
Net profit or loss applicable to trading book (TB)	2,757	2,589	1,559	2,302
Net profit or loss applicable to banking book (BB)	(596)	401	(300)	432
Approach followed to determine the TB/BB boundary (PBA or accounting approach)				—
Business Indicator (BI)				21,558
Business indicator component (BIC)				3,204

Disclosure on the BI
BI gross of excluded divested activities	21,558
Reduction in BI due to excluded divested activities	—
Impact in BI of mergers/acquisitions	—

p.408

Pillar 3 | 2025	> Annexes

XI. ESG3: BANKING BOOK - CLIMATE CHANGE TRANSITION RISK: ALIGNMENT METRICS (12-31-2025)

Sector	NACE Sectors	Portfolio gross carrying amount (Million euros)	Description	Alignment metric	Year of reference	Distance to IEA NZE2050 in the year 2030	Target (year of reference + 3 years)
Power	D.35.11	9,460	Average kilograms of CO₂ per MWh	97	2024	(25)%	—
Power	D.35.12	269	Average kilograms of CO₂ per MWh	129	2024	(1)%	—
Power	D.35.13	729	Average kilograms of CO₂ per MWh	118	2024	(9)%	—
Power	D.35.14	59	Average kilograms of CO₂ per MWh	144	2024	11%	—
Power	Other	323	Average kilograms of CO₂ per MWh	160	2024	23%	—
Automotive	C.29.10	3,233	Average grams of CO₂ per km	136	2024	36%	—
Automotive	C.29.32	1	Average grams of CO₂ per km	159	2024	59%	—
Aviation	H.51.10	140	Average grams of CO₂ per passenger-km	102	2024	42%	—
Aviation	H.51.21	157	Average grams of CO₂ per passenger-km	93	2024	30%	—
Aviation	Other	207	Average grams of CO₂ per passenger-km	95	2024	33%	—
Cement, clinker and lime production	C.23.51	813	Average kilograms of CO₂ per ton of production	724	2024	49%	—
Cement, clinker and lime production	Other	0	Average kilograms of CO₂ per ton of production	782	2024	61%	—
Iron and steel, coke, and metal ore production - Steel	C.24.10	1,306	Average kilograms of CO₂ per ton of production	1,221	2024	35%	—
Iron and steel, coke, and metal ore production - Steel	C.24.20	231	Average kilograms of CO₂ per ton of production	772	2024	(15)%	—
Iron and steel, coke, and metal ore production - Steel	C.24.52	475	Average kilograms of CO₂ per ton of production	1,025	2024	13%	—
Iron and steel, coke, and metal ore production - Steel	Other	100	Average kilograms of CO₂ per ton of production	962	2024	6%	—
Fossil fuel combustion - Oil & Gas	B.06.10	994	Million tons of CO₂	4	2024	—%	—
Fossil fuel combustion - Oil & Gas	B.06.20	5	Million tons of CO₂	0	2024	—%	—
Fossil fuel combustion - Oil & Gas	B.09.10	0	Million tons of CO₂	0	2024	—%	—
Fossil fuel combustion - Oil & Gas	C.19.20	819	Million tons of CO₂	1	2024	—%	—
Fossil fuel combustion - Oil & Gas	D.35.21	145	Million tons of CO₂	0	2024	—%	—
Fossil fuel combustion - Oil & Gas	D.35.22	0	Million tons of CO₂	0	2024	—%	—
Fossil fuel combustion - Oil & Gas	G.46.71	38	Million tons of CO₂	0	2024	—%	—
Fossil fuel combustion - Oil & Gas	Other	0	Million tons of CO₂	1	2024	—%	—
Fossil fuel combustion - Coal	B.05.10	0	Exposure in millions of euros	0	2024	—%	—
Fossil fuel combustion - Coal	Other	52	Exposure in millions of euros	107	2024	—%	—
Maritime Transport - Minimum	H.50.10	12	Alignment delta gCO₂/ (dwt-nautic miles)	(3)	2024	—%	—
Maritime Transport - Minimum	H.50.20	67	Alignment delta gCO₂ / (dwt-nautic miles)	(13)	2024	—%	—
Maritime Transport - Minimum	Other	104	Alignment delta gCO₂ / (dwt-nautic miles)	30	2024	—%	—
Maritime Transport - Striving	H.50.10	12	Alignment delta gCO₂/ (dwt-nautic miles)	3	2024	—%	—
Maritime Transport - Striving	H.50.20	67	Alignment delta gCO₂ / (dwt-nautic miles)	(8)	2024	—%	—
Maritime Transport - Striving	Resto	104	Alignment delta gCO₂ / (dwt-nautic miles)	37	2024	—%	—
Residential Real Estate (RRE)	Other	70,863	kg CO₂/m2/year	21	2024	108%	—
Commercial Real Estate (CRE)	Other	8,115	kg CO₂/m2/year	19	2024	102%	—
(*) Accounting portfolios: "At amortised cost", "Fair Value Through Other Comprehensive Income (FVOCI)", "Fair Value Through P&L" and "Non-tradable at Fair Value Through Profit or Loss". Instruments: loans and advances, fixed income and equities. Sectors: non-financial corporations. Special features: main activity code information (NACE) used for internal management and reporting. The figures may vary slightly from the calculations made on the PACTA portfolio alignment, because this methodology takes into account the committed available, while the figures shown in the table above correspond to transactions with gross book balance. The information includes the BBVA Group total prudential balance. In terms of breakdown of environmental objectives, the most significant entities are included and correspond to 96% of the total assets. The data included in the template represents the best information available as of the date of publication of the report.

(**) The base year for all sectors is 2022. Reduction targets to 2030 have been defined for the following sectors: 52% in Electricity, 46% in Automotive, 23% in Steel, 17% in Cement, all with base year 2020; 30% in Oil & Gas with base year 2021; 18% in Aviation with base year
2022. In Maritime Transport, the alignment delta is calculated by reference to the annual trajectory set by the IMO. BBVA aims to eliminate its exposure to coal customers by 2030 in developed countries and by 2040 globally.

p.409

Pillar 3 | 2025	> Annexes

(***) BBVA sets portfolio alignment targets for 2030 in line with industry practices and draws up a Net Zero scenario year by year. One of the EBA's requests is to draw up short-term targets (3 years), and there is a path to Net Zero but it is not an objective officially communicated by the Group.

(****) Carbon exposure includes financing provided and committed credit limits.

p.410

Pillar 3 | 2025	> Annexes

XII. ESG5. BANKING BOOK - CLIMATE CHANGE PHYSICAL RISK: EXPOSURES SUBJECT TO PHYSICAL RISK (SPAIN. MILLION EUROS. 12-31-2025)

Total	Gross carrying amount
		of which exposures sensitive to impact from climate change physical events
		Breakdown by maturity bucket					of which exposures sensitive to impact from chronic climate change events	of which exposures sensitive to impact from acute climate change events	of which exposures sensitive to impact both from chronic and acute climate change events	Of which Stage 2 exposures	Of which non- performing exposures	Accumulated impairment, accumulated negative changes in fair value due to credit risk and provisions
		<= 5 years	> 5 year <= 10 years	> 10 year <= 20 years	> 20 years	Average weighted maturity							of which Stage 2 exposures	Of which non- performing exposures
A - Agriculture, forestry and fishing	1,646	598	131	6	11	3	181	192	373	77	49	(27)	(3)	(21)
B - Mining and quarrying	201	46	8	—	7	5	19	17	26	2	4	(1)	—	(1)
C - Manufacturing	17,022	1,954	351	28	280	4	1,893	466	254	119	53	(30)	(2)	(24)
D - Electricity, gas, steam and air conditioning supply	3,394	82	24	42	1	6	148	1	—	34	7	(5)	—	(5)
E - Water supply; sewerage, waste management and remediation activities	506	2	—	3	—	10	—	5	—	—	2	—	—	—
F - Construction	6,075	94	28	93	5	8	15	205	—	13	19	(11)	—	(10)
G - Wholesale and retail trade; repair of motor vehicles and motorcycles	12,851	5	16	32	—	11	11	37	5	3	5	(2)	—	(1)
H - Transportation and storage	5,387	1	5	3	—	9	—	8	—	—	1	(1)	—	(1)
L - Real estate activities	4,571	314	86	28	1	5	298	127	4	15	7	(5)	—	(3)
Loans collateralised by residential immovable property	70,815	99	470	1,479	2,574	20	297	4,308	16	320	120	(47)	(8)	(38)
Loans collateralised by commercial immovable property	11,598	145	204	337	16	10	243	447	11	66	46	(22)	(2)	(18)
Repossessed collaterals	317	—	—	—	20	20	2	18	—	—	—	—	—	—
I - Accommodation and food service activities	4,548	1,289	398	86	13	5	1,716	71	—	66	51	(26)	(2)	(21)
J - Information and communication	4,625	—	—	1	—	11	1	1	—	—	—	—	—	—
K - Financial and insurance activities	1,295	—	—	2	—	12	—	2	—	—	—	—	—	—
Other relevant sectors	7,275	58	31	16	2	5	62	45	—	8	11	(5)	—	(5)
(*) Accounting portfolios: "At amortised cost", "Fair Value through Other Comprehensive Income (FVOCI)", "Fair Value through P&L" and "Non-tradable at Fair Value through Profit or Loss". Instruments: loans, fixed income and equities. In addition, loans secured by residential real estate, commercial real estate and foreclosed real estate collateral. Sectors: non-financial corporations and households (only for the part of loans secured by residential real estate). Specific details: Main activity code (NACE) information used for internal management and reporting purposes. In other relevant sectors all other NACE activities are included until the perimeter is complete. The data included in the template represents the best information available as of the date of publication of the report.

p.411

Pillar 3 | 2025	> Annexes

XII. ESG5. BANKING BOOK - CLIMATE CHANGE PHYSICAL RISK: EXPOSURES SUBJECT TO PHYSICAL RISK (OTHERS EU. MILLION EUROS. 12-31-2025)

Total	Gross carrying amount
		of which exposures sensitive to impact from climate change physical events
		Breakdown by maturity bucket					of which exposures sensitive to impact from chronic climate change events	of which exposures sensitive to impact from acute climate change events	of which exposures sensitive to impact both from chronic and acute climate change events	Of which Stage 2 exposures	Of which non- performing exposures	Accumulated impairment, accumulated negative changes in fair value due to credit risk and provisions
		<= 5 years	> 5 year <= 10 years	> 10 year <= 20 years	> 20 years	Average weighted maturity							of which Stage 2 exposures	Of which non- performing exposures
A - Agriculture, forestry and fishing	128	54	28	—	1	4	25	30	30	4	1	(1)	—	(1)
B - Mining and quarrying	39	—	—	—	—	—	—	—	—	—	—	—	—	—
C - Manufacturing	6,042	447	72	1	15	2	141	394	—	40	8	(9)	(2)	(5)
D - Electricity, gas, steam and air conditioning supply	3,579	3	—	—	—	2	3	—	—	—	—	—	—	—
E - Water supply; sewerage, waste management and remediation activities	77	—	1	—	—	9	—	1	—	—	—	—	—	—
F - Construction	785	194	40	18	—	4	251	—	—	32	3	(6)	(3)	(2)
G - Wholesale and retail trade; repair of motor vehicles and motorcycles	3,598	7	—	2	—	6	4	6	—	—	—	—	—	—
H - Transportation and storage	1,760	24	3	—	—	3	—	28	—	1	1	(1)	—	(1)
L - Real estate activities	900	278	12	1	—	2	284	6	—	7	—	(1)	—	—
Loans collateralised by residential immovable property	2,113	—	1	2	1	15	—	4	—	—	—	—	—	—
Loans collateralised by commercial immovable property	1,058	234	87	19	—	4	196	144	—	37	6	(8)	(4)	(3)
Repossessed collaterals	2	—	—	—	—	—	—	—	—	—	—	—	—	—
I - Accommodation and food service activities	411	85	64	—	—	4	76	74	—	—	—	—	—	—
J - Information and communication	2,600	—	—	—	—	—	—	—	—	—	—	—	—	—
K - Financial and insurance activities	959	—	—	—	—	7	—	—	—	—	—	—	—	—
Other relevant sectors	1,607	1	—	—	—	2	—	1	—	—	—	—	—	—
(*) Accounting portfolios: "At amortised cost", "Fair Value through Other Comprehensive Income (FVOCI)", "Fair Value through P&L" and "Non-tradable at Fair Value through Profit or Loss". Instruments: loans, fixed income and equities. In addition, loans secured by residential real estate, commercial real estate and foreclosed real estate collateral. Sectors: non-financial corporations and households (only for the part of loans secured by residential real estate). Specific details: Main activity code (NACE) information used for internal management and reporting purposes. In other relevant sectors all other NACE activities are included until the perimeter is complete. The data included in the template represents the best information available as of the date of publication of the report.

p.412

Pillar 3 | 2025	> Annexes

XII. ESG5. BANKING BOOK - CLIMATE CHANGE PHYSICAL RISK: EXPOSURES SUBJECT TO PHYSICAL RISK (MEXICO. MILLION EUROS. 12-31-2025)

Total	Gross carrying amount
		of which exposures sensitive to impact from climate change physical events
		Breakdown by maturity bucket					of which exposures sensitive to impact from chronic climate change events	of which exposures sensitive to impact from acute climate change events	of which exposures sensitive to impact both from chronic and acute climate change events	Of which Stage 2 exposures	Of which non- performing exposures	Accumulated impairment, accumulated negative changes in fair value due to credit risk and provisions
		<= 5 years	> 5 year <= 10 years	> 10 year <= 20 years	> 20 years	Average weighted maturity							of which Stage 2 exposures	Of which non- performing exposures
A - Agriculture, forestry and fishing	1,056	524	167	—	2	3	221	312	159	47	23	(19)	(1)	(16)
B - Mining and quarrying	623	177	—	—	10	4	150	29	8	4	1	(2)	—	—
C - Manufacturing	10,172	2,322	145	—	34	2	2,140	295	65	73	15	(18)	(3)	(12)
D - Electricity, gas, steam and air conditioning supply	1,924	831	265	52	—	4	1,071	77	1	2	—	—	—	—
E - Water supply; sewerage, waste management and remediation activities	114	6	—	—	—	3	—	6	—	—	—	—	—	—
F - Construction	1,995	625	2	—	2	1	9	594	26	10	2	(1)	—	(1)
G - Wholesale and retail trade; repair of motor vehicles and motorcycles	8,286	230	34	—	—	4	5	235	24	27	19	(8)	(1)	(7)
H - Transportation and storage	2,727	40	30	—	—	4	28	31	10	5	—	—	—	—
L - Real estate activities	5,792	528	284	—	5	5	24	783	11	7	1	(5)	—	(1)
Loans collateralised by residential immovable property	18,896	227	842	4,986	88	15	82	5,951	110	964	451	(154)	(36)	(105)
Loans collateralised by commercial immovable property	9,595	2,347	1,022	23	—	4	218	2,873	302	134	105	(69)	(3)	(58)
Repossessed collaterals	142	—	—	—	40	20	3	36	2	—	—	—	—	—
I - Accommodation and food service activities	3,206	1,230	917	23	8	5	352	1,014	812	30	25	(25)	(1)	(20)
J - Information and communication	1,144	2	—	—	—	—	—	2	—	—	1	(1)	—	(1)
K - Financial and insurance activities	36	—	—	—	—	—	—	—	—	—	—	—	—	—
Other relevant sectors	4,721	85	—	—	2	2	6	48	33	2	41	(17)	—	(17)
(*) Accounting portfolios: "At amortised cost", "Fair Value through Other Comprehensive Income (FVOCI)", "Fair Value through P&L" and "Non-tradable at Fair Value through Profit or Loss". Instruments: loans, fixed income and equities. In addition, loans secured by residential real estate, commercial real estate and foreclosed real estate collateral. Sectors: non-financial corporations and households (only for the part of loans secured by residential real estate). Specific details: Main activity code (NACE) information used for internal management and reporting purposes. In other relevant sectors all other NACE activities are included until the perimeter is complete. The data included in the template represents the best information available as of the date of publication of the report.

p.413

Pillar 3 | 2025	> Annexes

XII. ESG5. BANKING BOOK - CLIMATE CHANGE PHYSICAL RISK: EXPOSURES SUBJECT TO PHYSICAL RISK (SOUTH AMERICA. MILLION EUROS. 12-31-2025)

Total	Gross carrying amount
		of which exposures sensitive to impact from climate change physical events
		Breakdown by maturity bucket					of which exposures sensitive to impact from chronic climate change events	of which exposures sensitive to impact from acute climate change events	of which exposures sensitive to impact both from chronic and acute climate change events	Of which Stage 2 exposures	Of which non- performing exposures	Accumulated impairment, accumulated negative changes in fair value due to credit risk and provisions
		<= 5 years	> 5 year <= 10 years	> 10 year <= 20 years	> 20 years	Average weighted maturity							of which Stage 2 exposures	Of which non- performing exposures
A - Agriculture, forestry and fishing	2,401	999	92	3	12	2	2	1,064	40	43	15	(17)	(1)	(11)
B - Mining and quarrying	1,357	1,107	—	44	1	2	2	969	181	4	1	(1)	—	(1)
C - Manufacturing	7,329	1,075	26	2	3	2	109	523	473	37	4	(6)	(1)	(3)
D - Electricity, gas, steam and air conditioning supply	2,254	1,260	123	—	—	3	—	972	411	—	—	(1)	—	—
E - Water supply; sewerage, waste management and remediation activities	273	—	—	—	—	7	—	—	—	—	—	—	—	—
F - Construction	1,220	86	66	—	1	4	9	132	12	6	5	(2)	—	(2)
G - Wholesale and retail trade; repair of motor vehicles and motorcycles	7,062	20	18	1	—	5	5	34	—	2	4	(3)	—	(3)
H - Transportation and storage	2,037	6	1	—	—	4	1	7	—	—	—	—	—	—
L - Real estate activities	380	4	8	—	—	5	1	10	—	—	1	(1)	—	(1)
Loans collateralised by residential immovable property	7,649	35	105	396	62	14	21	546	31	62	32	(22)	(3)	(17)
Loans collateralised by commercial immovable property	5,606	131	54	6	—	4	17	162	13	14	10	(8)	(2)	(5)
Repossessed collaterals	75	—	—	—	5	20	—	5	—	—	—	—	—	—
I - Accommodation and food service activities	415	50	28	—	1	4	2	70	7	10	2	(3)	(1)	(1)
J - Information and communication	1,305	—	1	—	—	6	—	1	—	—	—	—	—	—
K - Financial and insurance activities	453	—	—	—	—	9	—	—	—	—	—	—	—	—
Other relevant sectors	3,784	32	7	—	—	4	—	37	2	1	1	(1)	—	(1)
(*) Accounting portfolios: "At amortised cost", "Fair Value through Other Comprehensive Income (FVOCI)", "Fair Value through P&L" and "Non-tradable at Fair Value through Profit or Loss". Instruments: loans, fixed income and equities. In addition, loans secured by residential real estate, commercial real estate and foreclosed real estate collateral. Sectors: non-financial corporations and households (only for the part of loans secured by residential real estate). Specific details: Main activity code (NACE) information used for internal management and reporting purposes. In other relevant sectors all other NACE activities are included until the perimeter is complete. The data included in the template represents the best information available as of the date of publication of the report.

p.414

Pillar 3 | 2025	> Annexes

XII. ESG5. BANKING BOOK - CLIMATE CHANGE PHYSICAL RISK: EXPOSURES SUBJECT TO PHYSICAL RISK (TURKEY. MILLION EUROS. 12-31-2025)

Total	Gross carrying amount
		of which exposures sensitive to impact from climate change physical events
		Breakdown by maturity bucket					of which exposures sensitive to impact from chronic climate change events	of which exposures sensitive to impact from acute climate change events	of which exposures sensitive to impact both from chronic and acute climate change events	Of which Stage 2 exposures	Of which non- performing exposures	Accumulated impairment, accumulated negative changes in fair value due to credit risk and provisions
		<= 5 years	> 5 year <= 10 years	> 10 year <= 20 years	> 20 years	Average weighted maturity							of which Stage 2 exposures	Of which non- performing exposures
A - Agriculture, forestry and fishing	396	116	—	—	—	1	30	3	83	11	4	(4)	(1)	(2)
B - Mining and quarrying	673	244	—	—	—	1	84	2	158	6	2	(3)	(1)	(1)
C - Manufacturing	7,810	1,385	—	—	—	1	1,166	46	173	129	68	(54)	(10)	(38)
D - Electricity, gas, steam and air conditioning supply	1,868	16	—	—	—	2	14	2	—	10	—	—	—	—
E - Water supply; sewerage, waste management and remediation activities	57	1	—	—	—	1	—	1	—	—	—	—	—	—
F - Construction	1,783	60	—	—	—	1	—	60	—	3	5	(2)	—	(2)
G - Wholesale and retail trade; repair of motor vehicles and motorcycles	4,580	142	—	—	—	1	—	142	—	14	9	(6)	(1)	(4)
H - Transportation and storage	2,108	27	—	—	—	1	—	27	—	3	2	(1)	—	(1)
L - Real estate activities	543	2	—	—	—	1	—	2	—	—	—	—	—	—
Loans collateralised by residential immovable property	2,083	186	61	—	—	4	14	142	91	16	8	(4)	(1)	(3)
Loans collateralised by commercial immovable property	3,080	531	190	—	—	3	463	161	97	62	29	(23)	(4)	(17)
Repossessed collaterals	179	—	—	—	—	—	—	—	—	—	—	—	—	—
I - Accommodation and food service activities	1,386	379	353	—	—	4	721	1	10	39	16	(15)	(2)	(12)
J - Information and communication	210	2	—	—	—	2	—	2	—	—	—	—	—	—
K - Financial and insurance activities	42	—	—	—	—	—	—	—	—	—	—	—	—	—
Other relevant sectors	2,286	69	—	—	—	1	35	34	1	6	3	(4)	(1)	(2)
(*) Accounting portfolios: "At amortised cost", "Fair Value through Other Comprehensive Income (FVOCI)", "Fair Value through P&L" and "Non-tradable at Fair Value through Profit or Loss". Instruments: loans, fixed income and equities. In addition, loans secured by residential real estate, commercial real estate and foreclosed real estate collateral. Sectors: non-financial corporations and households (only for the part of loans secured by residential real estate). Specific details: Main activity code (NACE) information used for internal management and reporting purposes. In other relevant sectors all other NACE activities are included until the perimeter is complete. The data included in the template represents the best information available as of the date of publication of the report.

p.415

Pillar 3 | 2025	> Annexes

XII. ESG5. BANKING BOOK - CLIMATE CHANGE PHYSICAL RISK: EXPOSURES SUBJECT TO PHYSICAL RISK (OTHERS. MILLION EUROS. 12-31-2025)

Total	Gross carrying amount
		of which exposures sensitive to impact from climate change physical events
		Breakdown by maturity bucket					of which exposures sensitive to impact from chronic climate change events	of which exposures sensitive to impact from acute climate change events	of which exposures sensitive to impact both from chronic and acute climate change events	Of which Stage 2 exposures	Of which non- performing exposures	Accumulated impairment, accumulated negative changes in fair value due to credit risk and provisions
		<= 5 years	> 5 year <= 10 years	> 10 year <= 20 years	> 20 years	Average weighted maturity							of which Stage 2 exposures	Of which non- performing exposures
A - Agriculture, forestry and fishing	244	72	10	—	—	1	1	74	7	10	4	(3)	—	(3)
B - Mining and quarrying	332	—	—	—	—	20	—	—	—	—	—	—	—	—
C - Manufacturing	12,279	2,065	514	275	3	3	309	1,492	1,055	77	—	(9)	(8)	—
D - Electricity, gas, steam and air conditioning supply	7,399	3,710	908	87	—	3	502	4,047	155	30	—	(2)	—	—
E - Water supply; sewerage, waste management and remediation activities	246	—	—	—	—	—	—	—	—	—	—	—	—	—
F - Construction	912	18	—	—	—	2	—	18	—	—	—	—	—	—
G - Wholesale and retail trade; repair of motor vehicles and motorcycles	6,593	—	—	—	—	—	—	—	—	—	—	—	—	—
H - Transportation and storage	1,096	—	—	—	—	—	—	—	—	—	—	—	—	—
L - Real estate activities	904	482	—	—	—	2	—	482	—	—	—	—	—	—
Loans collateralised by residential immovable property	26	—	—	—	—	4	—	—	—	—	—	—	—	—
Loans collateralised by commercial immovable property	1,176	—	—	—	—	—	—	—	—	—	—	—	—	—
Repossessed collaterals	2	—	—	—	—	—	—	—	—	—	—	—	—	—
I - Accommodation and food service activities	416	227	37	89	—	4	—	353	—	—	—	—	—	—
J - Information and communication	7,614	—	—	—	—	—	—	—	—	—	—	—	—	—
K - Financial and insurance activities	457	—	—	—	—	—	—	—	—	—	—	—	—	—
Other relevant sectors	1,779	—	—	—	—	—	—	—	—	—	—	—	—	—
(*) Accounting portfolios: "At amortised cost", "Fair Value through Other Comprehensive Income (FVOCI)", "Fair Value through P&L" and "Non-tradable at Fair Value through Profit or Loss". Instruments: loans, fixed income and equities. In addition, loans secured by residential real estate, commercial real estate and foreclosed real estate collateral. Sectors: non-financial corporations and households (only for the part of loans secured by residential real estate). Specific details: Main activity code (NACE) information used for internal management and reporting purposes. In other relevant sectors all other NACE activities are included until the perimeter is complete. The data included in the template represents the best information available as of the date of publication of the report.

p.416

Pillar 3 | 2025	> Annexes

XIII.A REGULATORY COMPLIANCE (12-31-2025)
The following table provides the correspondence between disclosure requirements as per Part Eight of CRR applicable as of December, 31, 2025 and the sections of Pillar 3 report where the information can be found:

CRR Article	Description	Pillar 3 Section	ITS reference
General principles of disclosure
Art.431 - Disclosure requirements and policies	Scope of application of disclosure and publication requirements for data that convey a complete picture of the institution's risk profile.	2025 Prudential Relevance Report - Pillar 3. (Section 2.3)
Art.432 - Non-material, proprietary or confidential information	Omission of disclosures considered non-significant or confidential and the reasons, if applicable, for their classification as such.	BBVA Group has not made use of the exemption for disclosures considered proprietary or confidential.
Art.433 - Frequency and scope of disclosures	Publication of the information with the frequency set by article 433a. Disclosures shall be published coinciding with the publication of the financial statements or as soon as possible thereafter.	The BBVA Group publishes more frequently than once a year, as defined in article 433a on disclosures by large entities.
Art.434 - Uniform disclosure formats	Obligation to disclose information in electronic format and in a single medium or location.	The BBVA Group publishes the 2025 Prudential Relevance Report in a single document.
Technical criteria on transparency and disclosure of information

p.417

Pillar 3 | 2025	> Annexes

CRR Article	Description	Pillar 3 Section	ITS reference
Art.435.- Disclosure of risk management objectives and policies
1. Institutions shall disclose their risk management objectives and policies for each separate category of risk, including the risks referred to in this Title. Those disclosures shall include:
(a) the strategies and processes to manage those categories of risks.
		Section 4.1.1. Section 4.1.2. Section 4.1.3. Section 4.2.1. Section 4.3.1. Section 4.3.1.1. Section 4.4.1.1. Section 4.4.1.2. Section 4.5.1. Section 4.5.2. Section 4.5.4. Section 4.6.1.1. Section 4.6.1.2.	EBA ITS 2024/05 - EU CRA EBA ITS 2024/05 - EU OVA EBA ITS 2024/05 - EU MRA EBA ITS 2024/05 - EU ORA
b) the structure and organisation of the relevant risk management function including information on the basis of its authority, its powers and accountability in accordance with the institution's incorporation and governing documents.
		Section 4.1.1. Section 4.1.2. Section 4.1.3. Section 4.1.4. Section 4.1.6. Section 4.2.1. Section 4.3.1. Section 4.3.1.1. Section 4.5.2. Section 4.6.1.3.	EBA ITS 2024/05 - EU CRA EBA ITS 2024/05 - EU OVA EBA ITS 2024/05 - EU MRA EBA ITS 2024/05 - EU ORA
	(c) the scope and nature of risk reporting and measurement systems.	Section 4.1.5. Section 4.2.1. Section 4.3.1. Section 4.3.1.1. Section 4.5.2. Section 4.6.1.2.	EBA ITS 2024/05 - EU OVA EBA ITS 2024/05 - EU MRA EBA ITS 2024/05 - EU ORA
	(d) the policies for hedging and mitigating risk, and the strategies and processes for monitoring the continuing effectiveness of hedges and mitigants.	Section 4.2.4. Section 4.2.7.1.4. Section 4.3.1. Section 4.5.2. Section 4.6.1.2.	EBA ITS 2024/05 - EU CRA EBA ITS 2024/05 - EU OVA EBA ITS 2024/05 - EU MRA EBA ITS 2024/05 - EU ORA
(e) a declaration approved by the management body on the adequacy of the risk management arrangements of the relevant institution providing assurance that the risk management systems put in place are adequate with regard to the institution's profile and strategy.
		Section 4.1.4. Section 4.1.7. Section 4.3.1.1. Section 4.5.1.	EBA ITS 2024/05 - EU OVA
(f) a concise risk statement approved by the management body succinctly describing the relevant institution's overall risk profile associated with the business strategy; that statement shall include:
    (i) key ratios and figures providing external stakeholders a comprehensive view of the institution's management of risk, including how the risk profile of the institution interacts with the risk tolerance set by the management body.
    (ii) information on intragroup transactions and transactions with related parties that may have a material impact of the risk profile of the consolidated group.
		Section 4.1.4. Section 4.1.8. Section 4.2.1. Section 4.3.1.1.	EBA ITS 2024/05 - EU OVA
	2. Institutions shall disclose the following information regarding governance arrangements: (a) the number of directorships held by members of the management body.	Section 6.1.	EBA ITS 2024/05 - EU OVB
	(b) the recruitment policy for the selection of members of the management body and their actual knowledge, skills and expertise.	Section 6.1. Section 6.2.	EBA ITS 2024/05 - EU OVB
(c) the policy on diversity with regard to selection of members of the management body, its objectives and any relevant targets set out in that policy, and the extent to which those objectives and targets have been achieved.
		Section 6.2.	EBA ITS 2024/05 - EU OVB
	(d) whether or not the institution has set up a separate risk committee and the number of times the risk committee has met.	Section 4.1.2. Section 4.1.3. Section 6.3.	EBA ITS 2024/05 - EU OVB
	e) the description of the information flow on risk to the management body.	Section 4.1.2. Section 4.1.3. Section 6.3.	EBA ITS 2024/05 - EU OVB

p.418

Pillar 3 | 2025	> Annexes

CRR Article	Description	Pillar 3 Section	ITS reference
Art.436 - Disclosure of the scope of application	(a) the name of the institution to which this Regulation applies.	Section 2.1.
(b) a reconciliation between the consolidated financial statements prepared in accordance with the applicable accounting framework and the consolidated financial statements prepared in accordance with the requirements on regulatory consolidation pursuant to Sections 2 and 3 of Title II of Part One; that reconciliation shall outline the differences between the accounting and regulatory scopes of consolidation and the legal entities included within the regulatory scope of consolidation where it differs from the accounting scope of consolidation; the outline of the legal entities included within the regulatory scope of consolidation shall describe the method of regulatory consolidation where it is different from the accounting consolidation method, whether those entities are fully or proportionally consolidated and whether the holdings in those legal entities are deducted from own funds.
		Section 2.4.1. Section 2.4.1.2. Annex I	EBA ITS 2024/05 - EU LIA EBA ITS 2024/05 - EU LI3
c) a breakdown of assets and liabilities of the consolidated financial statements prepared in accordance with the requirements on regulatory consolidation pursuant to Sections 2 and 3 of Title II of Part One, broken down by type of risks as referred to under this Part.
		Section 2.4.1.2.	EBA ITS 2024/05 - EU LI1
(d) a reconciliation identifying the main sources of differences between the carrying value amounts in the financial statements under the regulatory scope of consolidation as defined in Sections 2 and 3 of Title II of Part One, and the exposure amount used for regulatory purposes; that reconciliation shall be supplemented by qualitative information on those main sources of differences.
		Section 2.4.1.2.	EBA ITS 2024/05 - EU LIA EBA ITS 2024/05 - EU LI2
(e) for exposures from the trading book and the non-trading book that are adjusted in accordance with Article 34 and Article 105, a breakdown of the amounts of the constituent elements of an institution's prudent valuation adjustment, by type of risks, and the total of constituent elements separately for the trading book and non-trading book positions.
		Section 4.3.4.2.1.	EBA ITS 2024/05 - EU PV1
	(f) any current or expected material practical or legal impediment to the prompt transfer of own funds or to the repayment of liabilities between the parent undertaking and its subsidiaries.	Section 2.4.2.	EBA ITS 2024/05 - EU LIB
	(g) the aggregate amount by which the actual own funds are less than required in all subsidiaries that are not included in the consolidation, and the name or names of those subsidiaries.	Section 2.4.2.	EBA ITS 2024/05 - EU LIB
	(h) where applicable, the circumstances under which use is made of the derogation referred to in Article 7 or the individual consolidation method laid down in Article 9.	Section 2.4.3.	EBA ITS 2024/05 - EU LIB
Art.437 - Disclosure of own funds
(a) a full reconciliation of Common Equity Tier 1 items, Additional Tier 1 items, Tier 2 items and the filters and deductions applied to own funds of the institution pursuant to Articles 32 to 36, 56, 66 and 79 with the balance sheet in the audited financial statements of the institution.
		Section 2.4.1.2. Section 3.1.3. Annex II	EBA ITS 2024/05 - EU CC1 EBA ITS 2024/05 - EU CC2
	(b) a description of the main features of the Common Equity Tier 1 and Additional Tier 1 instruments and Tier 2 instruments issued by the institution.	Section 3.1.3. Annex III	EBA ITS 2024/05 - EU CCA
	(c) the full terms and conditions of all Common Equity Tier 1, Additional Tier 1 and Tier 2 instruments.	Section 3.1.3. Annex III	EBA ITS 2024/05 - EU CCA
(d) a separate disclosure of the nature and amounts of the following:
      (i) each prudential filter applied pursuant to Articles 32 to 35.
      (ii) items deducted pursuant to Articles 36, 56 and 66.
      (iii) items not deducted pursuant to Articles 47, 48, 56, 66 and 79.
		Section 3.1.3 Annex II	EBA ITS 2024/05 - EU CC1
(e) a description of all restrictions applied to the calculation of own funds in accordance with this Regulation and the instruments, prudential filters and deductions to which those restrictions apply.
		Section 3.1.3 Annex II	EBA ITS 2024/05 - EU CC1
(f) a comprehensive explanation of the basis on which capital ratios are calculated where those capital ratios are calculated by using elements of own funds determined on a basis other than the basis laid down in this Regulation.
		N/A	EBA ITS 2024/05 - EU CC1
Art.437a - Disclosure of own funds and eligible liabilities	a) the composition of their own funds and eligible liabilities, their maturity and their main features.	Section 3.3. Annex VII	EBA REP 2023/41 - EU TLAC 1 EBA REP 2023/41 - EU TLAC 3
	(b) the ranking of eligible liabilities in the creditor hierarchy.	Section 3.3. Annex VII	EBA REP 2023/41 - EU TLAC 1 EBA REP 2023/41 - EU TLAC 3
(c) the total amount of each issuance of eligible liabilities instruments referred to in Article 72b and the amount of those issuances that is included in eligible liabilities items within the limits specified in Article 72b(3) and (4).
		Section 3.3. Annex VII	EBA REP 2023/41 - EU TLAC 1 EBA REP 2023/41 - EU TLAC 3
	(d) the total amount of excluded liabilities referred to in Article 72a(2).	Section 3.3. Annex VII	EBA REP 2023/41 - EU TLAC 1 EBA REP 2023/41 - EU TLAC 3

p.419

Pillar 3 | 2025	> Annexes

CRR Article	Description	Pillar 3 Section	ITS reference
Art.438 - Disclosure of own funds requirements and risk-weighted exposure amounts	(a) a summary of their approach to assessing the adequacy of their internal capital to support current and future activities.	Section 3.1.4.	EBA ITS 2024/05 - EU OVC
(b) the amount of the additional own funds requirements based on the supervisory review process as referred to in point (a) of
Article 104(1) of Directive 2013/36/EU and its composition in terms of Common Equity Tier 1, additional Tier 1 and Tier 2 instruments.
		Section 1.2.	EBA ITS 2024/05 - EU KM1
	(c) upon demand from the relevant competent authority, the result of the institution's internal capital adequacy assessment process.	Section 3.1.4.	EBA ITS 2024/05 - EU OVC
(d) the total risk-weighted exposure amount and the corresponding total own funds requirement determined in accordance with
Article 92, to be broken down by the different risk categories set out in Part Three and, where applicable, an explanation of the effect on the calculation of own funds and risk-weighted exposure amounts that results from applying capital floors and not deducting items from own funds.
		Section 3.1.2.1. Annex XIII.C	EBA ITS 2024/05 - EU OV1 EBA ITS 2024/05 - EU CVA4
(da) where required to calculate the un-floored total risk exposure amount as calculated in accordance with Article 92(4), and the standardised total risk exposure amount as calculated in accordance with Article 92(5), to be broken down by the different risk categories or risk exposure classes, as applicable, set out in Part Three and, where applicable, an explanation of the effect on the calculation of own funds and risk-weighted exposure amounts that results from applying capital floors and not deducting items from own funds.
		Section 3.1.2.2. Annex V	EBA ITS 2024/05 - EU CMS1 EBA ITS 2024/05 - EU CMS2
(e) the on- and off-balance-sheet exposures, the risk-weighted exposure amounts and associated expected losses for each category of specialised lending referred to in Table 1 of Article 153(5) and the on- and off-balancesheet exposures and risk-
weighted exposure amounts for the categories of equity exposures set out in Article 133(3) to (6), and article 495a(3).
		Section 4.2.6.3 Section 4.2.7.5.	EBA ITS 2024/05 - EU CR10
(f) the exposure value and the risk-weighted exposure amount of own funds instruments held in any insurance undertaking, reinsurance undertaking or insurance holding company that the institutions do not deduct from their own funds in accordance with Article 49 when calculating their capital requirements on an individual, sub-consolidated and consolidated basis.
		N/A	EBA ITS 2024/05 - EU INS1
(g) the supplementary own funds requirement and the capital adequacy ratio of the financial conglomerate calculated in accordance with Article 6 of Directive 2002/87/EC and Annex I to that Directive where method 1 or 2 set out in that Annex is applied.
		N/A	EBA ITS 2024/05 - EU INS2
(h) the variations in the risk-weighted exposure amounts of the current disclosure period compared to the immediately preceding disclosure period that result from the use of internal models, including an outline of the key drivers explaining those variations.
		Section 4.2.7.4. Section 4.3.4.2.2. Annex XIII.C	EBA ITS 2024/05 - EU CR8 EBA ITS 2024/05 - EU MR2-B EBA ITS 2024/05 - EU CCR7 EBA ITS 2024/05 - EU CVA4

p.420

Pillar 3 | 2025	> Annexes

CRR Article	Description	Pillar 3 Section	ITS reference
Art.439 - Disclosure of exposures to counterparty credit risk
(a) a description of the methodology used to assign internal capital and credit limits for counterparty credit exposures, including the methods to assign those limits to exposures to central counterparties.
		Section 4.2.8.1.1.	EBA ITS 2024/05 - EU CCRA
	(b) a description of policies related to guarantees and other credit risk mitigants, such as the policies for securing collateral and establishing credit reserves.	Section 4.2.8.1.2.	EBA ITS 2024/05 - EU CCRA
	c) a description of policies with respect to General Wrong-Way risk and Specific Wrong-Way risk as defined in Article 291.	Section 4.2.8.1.3.	EBA ITS 2024/05 - EU CCRA
	(d) the amount of collateral the institution would have to provide if its credit rating was downgraded.	Section 4.2.8.1.4.	EBA ITS 2024/05 - EU CCRA
	(e) the amount of segregated and unsegregated collateral received and posted per type of collateral, further broken down between collateral used for derivatives and securities financing transactions.	Section 4.2.8.2.4.	EBA ITS 2024/05 - EU CCR5
(f) for derivative transactions, the exposure values before and after the effect of the credit risk mitigation as determined under the methods set out in Sections 3 to 6 of Chapter 6 of Title II of Part Three, whichever method is applicable, and the associated risk exposure amounts broken down by applicable method.
		Section 4.2.8.2.1.	EBA ITS 2024/05 - EU CCR1
(g) for securities financing transactions, the exposure values before and after the effect of the credit risk mitigation as determined under the methods set out in Chapters 4 and 6 of Title II of Part Three, whichever method is used, and the associated risk exposure amounts broken down by applicable method.
		Section 4.2.8.2.1.	EBA ITS 2024/05 - EU CCR1
(h) the exposure values after credit risk mitigation effects and the associated risk exposures for credit valuation adjustment capital charge, separately for each method as set out in Title VI of Part Three.
N/A
(i) the exposure value to central counterparties and the associated risk exposures within the scope of Section 9 of Chapter 6 of
Title II of Part Three, separately for qualifying and non-qualifying central counterparties, and broken down by types of exposures.
		Section 4.2.8.3.	EBA ITS 2024/05 - EU CCR8
(j) the notional amounts and fair value of credit derivative transactions; credit derivative transactions shall be broken down by product type; within each product type, credit derivative transactions shall be broken down further by credit protection bought and credit protection sold.
		Section 4.2.8.2.5.	EBA ITS 2024/05 - EU CCR6
	(k) the estimate of alpha where the institution has received the permission of the competent authorities to use its own estimate of alpha in accordance with Article 284(9).	Section 4.2.8.2.1.	EBA ITS 2024/05 - EU CCR1
	(l) separately, the disclosures included in point (e) of Article 444 and point (g) of Article 452.	Section 4.2.8.2.2. Section 4.2.8.2.3.	EBA ITS 2024/05 - EU CCR3 EBA ITS 2024/05 - EU CCR4
(m) for institutions using the methods set out in Sections 4 to 5 of Chapter 6 of Title II Part Three, the size of their on- and off-balance-sheet derivative business as calculated in accordance with Article 273a(1) or (2), as applicable.
		N/A	EBA ITS 2024/05 - EU CCR1
Where the central bank of a Member State provides liquidity assistance in the form of collateral swap transactions, the competent authority may exempt institutions from the requirements in points (d) and (e) of the first subparagraph where that competent authority considers that the disclosure of the information referred to therein could reveal that emergency liquidity assistance has been provided. For those purposes, the competent authority shall set out appropriate thresholds and objective criteria.
		N/A	EBA ITS 2024/05 - EU CCR1
Art.440 - Disclosure of countercyclical capital buffers	(a) the geographical distribution of the exposure amounts and risk-weighted exposure amounts of its credit exposures used as a basis for the calculation of their countercyclical capital buffer.	Annex IV	EBA ITS 2024/05 - EU CCyB1
	(b) the amount of their institution-specific countercyclical capital buffer.	Section 3.1.1.	EBA ITS 2024/05 - EU CCyB2
Art.441 - Disclosure of indicators of global systemic importance
G-SIIs shall disclose, on an annual basis, the values of the indicators used for determining their score in accordance with the identification methodology referred to in Article 131 of Directive 2013/36/EU.
		N/A	EBA/ITS/2021/01- G-SIIS

p.421

Pillar 3 | 2025	> Annexes

CRR Article	Description	Pillar 3 Section	ITS reference
Art.442 - Institutions shall disclose the following information regarding the institution's exposure to credit risk and dilution risk
(a) the scope and definitions that they use for accounting purposes of ‘past due’ and ‘impaired’ and the differences, if any, between the definitions of ‘past due’ and ‘default’ for accounting and regulatory purposes.
		Section 4.2.2.1. Section 4.2.2.2.	EBA ITS 2024/05 - EU CRB
	(b) a description of the approaches and methods adopted for determining specific and general credit risk adjustments.	Section 4.2.2.1. Section 4.2.2.2.	EBA ITS 2024/05 - EU CRB
(c) information on the amount and quality of performing, non-performing and forborne exposures for loans, debt securities and off-balance-
sheet exposures, including their related accumulated impairment, provisions and negative fair value changes due to credit risk and amounts of collateral and financial guarantees received.
Section 4.2.3.1. Annex XIII.C
EBA ITS 2024/05 - EU CR1
EBA ITS 2024/05 - EU CR2a
EBA ITS 2024/05 - EU CQ1
EBA ITS 2024/05 - EU CQ2
EBA ITS 2024/05 - EU CQ4
EBA ITS 2024/05 - EU CQ5
EBA ITS 2024/05 - EU CQ6
EBA ITS 2024/05 - EU CQ7
EBA ITS 2024/05 - EU CQ8

	(d) an ageing analysis of accounting past due exposures.	Section 4.2.3.1.	EBA ITS 2024/05 - EU CQ3
(e) the gross carrying amounts of both defaulted and non-defaulted exposures, the accumulated specific and general credit risk adjustments, the accumulated write-offs taken against those exposures and the net carrying amounts and their distribution by geographical area and industry type and for loans, debt securities and offbalance-sheet exposures
		Section 4.2.3.1.	EBA ITS 2024/05 - EU CR1 EBA ITS 2024/05 - EU CQ4 EBA ITS 2024/05 - EU CQ5
(f) any changes in the gross amount of defaulted on- and off-balance-sheet exposures, including, as a minimum, information on the opening and closing balances of those exposures, the gross amount of any of those exposures reverted to non-defaulted status or subject to a write-
off.
		Section 4.2.3.1. Annex IX Annex XIII.C	EBA ITS 2024/05 - EU CR2 EBA ITS 2024/05 - EU CR2a
	(g) the breakdown of loans and debt securities by residual maturity.	Section 4.2.3.1.	EBA ITS 2024/05 - EU CR1-A
Art.443 - Disclosure of encumbered and unencumbered assets.
Institutions shall disclose information concerning their encumbered and unencumbered assets. For those purposes, institutions shall use the carrying amount per exposure class broken down by asset quality and the total amount of the carrying amount that is encumbered and unencumbered. Disclosure of information on encumbered and unencumbered assets shall not reveal emergency liquidity assistance provided by central banks.
		Section 4.5.7.	EBA ITS 2024/05 - EU AE 1 EBA ITS 2024/05 - EU AE 2 EBA ITS 2024/05 - EU AE 3 EBA ITS 2024/05 - EU AE 4
Art.444 - Disclosure of the use of the Standardised Approach	(a) the names of the nominated ECAIs and ECAs and the reasons for any changes in those nominations over the disclosure period.	Section 4.2.6.1.	EBA ITS 2024/05 - EU CRD
	(b) the exposure classes for which each ECAI or ECA is used.	Section 4.2.6.1.	EBA ITS 2024/05 - EU CRD
	(c) a description of the process used to transfer the issuer and issue credit ratings onto items not included in the trading book.	Section 4.2.6.1.	EBA ITS 2024/05 - EU CRD
(d) the association of the external rating of each nominated ECAI or ECA with the risk weights that correspond to the credit quality steps as set out in Chapter 2 of Title II of Part Three, taking into account that it is not necessary to disclose that information where the institutions comply with the standard association published by EBA.
		Section 4.2.6.1.	EBA ITS 2024/05 - EU CRD
(e) the exposure values and the exposure values after credit risk mitigation associated with each credit quality step as set out in Chapter 2 of
Title II of Part Three, by exposure class, as well as the exposure values deducted from own funds.
		Section 4.2.6.2. Section 4.2.8.2.2.	EBA ITS 2024/05 - EU CR4 EBA ITS 2024/05 - EU CR5 EBA ITS 2024/05 - EU CCR3
Art.445 - Disclosure of exposure to market risk
Institutions calculating their own funds requirements in accordance with points (b) and (c) of Article 92(3) shall disclose those requirements separately for each risk referred to in those points. In addition, own funds requirements for the specific interest rate risk of securitisation positions shall be disclosed separately.
		Section 4.3.3.	EBA ITS 2020/05 - EU MR1

p.422

Pillar 3 | 2025	> Annexes

CRR Article	Description	Pillar 3 Section	ITS reference
Art.445a - Disclosure of CVA risk	1. Institutions subject to the own funds requirements for CVA risk shall disclose the following information: (a) an overview of their processes to identify, measure, hedge and monitor their CVA risk.	Section 4.2.8.4.	EBA ITS 2024/05 - EU CVAA
(b) whether institutions meet all of the conditions set out in Article 273a(2); where those conditions are met, whether institutions have chosen to calculate the own funds requirements for CVA risk using the simplified approach set out in Article 385; where institutions have chosen to calculate the own funds requirements for CVA risk using the simplified approach, the own funds requirements for CVA risk in accordance with that approach.
		N/A	EBA ITS 2024/05 - EU CVAA
	(c) the total number of counterparties for which the standardised approach is used, with a breakdown by counterparty types.	N/A	EBA ITS 2024/05 - EU CVA3
2. Institutions using the standardised approach set out in Article 383 for calculating the own funds requirements for CVA risk shall disclose, in addition to the information referred to in paragraph 1 of this Article, the following information:
(a) the structure and the organisation of their internal CVA risk management function and governance.
		N/A	EBA ITS 2024/05 - EU CVAB
	(b) their total own funds requirements for CVA risk under the standardised approach with a breakdown by risk class.	N/A	EBA ITS 2024/05 - EU CVA3
	(c) an overview of the eligible hedges used in that calculation, with a breakdown by type of instruments set out in Article 386(2).	N/A	EBA ITS 2024/05 - EU CVA3
3. Institutions using the basic approach set out in Article 384 for calculating the own funds requirements for CVA risk shall disclose, in addition to the information referred to in paragraph 1 of this Article, the following information:
(a) their total own funds requirements for CVA risk under the basic approach, and the components BACVAtotal and BACVAcsr-
hedged.
		Section 4.2.8.4.1. Annex XIII.C	EBA ITS 2024/05 - EU CVA1 EBA ITS 2024/05 - EU CVA2
	(b) an overview of the eligible hedges used in that calculation, with a breakdown by type of instruments set out in Article 386(3).	N/A	EBA ITS 2024/05 - EU CVA2
Art.446 - Disclosure of operational risk	1. Institutions shall disclose the following information: (a) the main characteristics and elements of their operational risk management framework.	Section 4.6.1.1. Section 4.6.1.2. Section 4.6.1.3.	EBA ITS 2024/05 - EU ORA
	(b) their own funds requirement for operational risk equal to the business indicator component calculated in accordance with Article 313.	Section 4.6.2.	EBA ITS 2024/05 - EU OR3
(c) the business indicator, calculated in accordance with Article 314(1), and the amounts of each of the business indicator components and their sub-components for each of the three years relevant for the calculation of the business indicator.
		Section 4.6.2. Annex X	EBA ITS 2024/05 - EU OR2
(d) the amount of the reduction of the business indicator for each exclusion from the business indicator in accordance with Article
315(2), as well as the corresponding justifications for such exclusions.
		Section 4.6.2. Annex X	EBA ITS 2024/05 - EU OR2
2. Institutions that calculate their annual operational risk losses in accordance with Article 316(1) shall disclose the following information in addition to the information referred to in paragraph 1 of this Article:
(a) their annual operational risk losses for each of the last 10 financial years, calculated in accordance with Article 316(1).
		Section 4.6.3.	EBA ITS 2024/05 - EU OR1
(b) the number of exceptional operational risk events and the amounts of the corresponding aggregated net operational risk losses that were excluded from the calculation of the annual operational risk loss in accordance with Article 320(1), for each of the last 10 financial years, and the corresponding justifications for those exclusions.
		Section 4.6.3.	EBA ITS 2024/05 - EU OR1

p.423

Pillar 3 | 2025	> Annexes

CRR Article	Description	Pillar 3 Section	ITS reference
Art.447 - Disclosure of key metrics	(a) the composition of their own funds and their risk-based capital ratios as calculated in accordance with Article 92(2).	Section 1.2.	EBA ITS 2024/05 - EU KM1
	(aa) where applicable, the risk-based capital ratios as calculated in accordance with Article 92(2), by using the un-floored total risk exposure amount instead of the total risk exposure amount.	Section 1.2.	EBA ITS 2024/05 - EU KM1
	(b) the total risk exposure amount as calculated in accordance with Article 92(3) and, where applicable, the un-floored total risk exposure amount as calculated in accordance with Article 92(4).	Section 1.2.	EBA ITS 2024/05 - EU KM1
	(c) where applicable, the amount and composition of additional own funds which the institutions are required to hold in accordance with point (a) of Article 104(1) of Directive 2013/36/EU.	Section 1.2.	EBA ITS 2024/05 - EU KM1
	(d) their combined buffer requirement which the institutions are required to hold in accordance with Chapter 4 of Title VII of Directive 2013/36/EU.	Section 1.2.	EBA ITS 2024/05 - EU KM1
	(e) their leverage ratio and the total exposure measure as calculated in accordance with Article 429.	Section 1.2.	EBA ITS 2024/05 - EU KM1
(f) the following information in relation to their liquidity coverage ratio as calculated in accordance with the delegated act referred to in Article 460(1):
    (i) the average or averages, as applicable, of their liquidity coverage ratio based on end-of-the-month observations over the preceding 12 months for each quarter of the relevant disclosure period.
    (ii) the average or averages, as applicable, of total liquid assets, after applying the relevant haircuts, included in the liquidity buffer pursuant to the delegated act referred to in Article 460(1), based on end-of-themonth observations over the preceding 12 months for each quarter of the relevant disclosure period.
    (iii) the averages of their liquidity outflows, inflows and net liquidity outflows as calculated pursuant to the delegated act referred to in Article 460(1), based on end-of-the-month observations over the preceding 12 months for each quarter of the relevant disclosure period;.
		Section 1.2.	EBA ITS 2024/05 - EU KM1
(g) the following information in relation to their net stable funding requirement as calculated in accordance with Title IV of Part Six:
  (i) the net stable funding ratio at the end of each quarter of the relevant disclosure period.
  (ii) the available stable funding at the end of each quarter of the relevant disclosure period.
  (iii) the required stable funding at the end of each quarter of the relevant disclosure period.
		Section 1.2.	EBA ITS 2024/05 - EU KM1
(h) their own funds and eligible liabilities ratios and their components, numerator and denominator, as calculated in accordance with Articles
92a and 92b and broken down at the level of each resolution group, where applicable.
		Section 1.2.	EBA REP 2023/41 - EU KM2

p.424

Pillar 3 | 2025	> Annexes

CRR Article	Description	Pillar 3 Section	ITS reference
Art.448 - Disclosure of exposures to interest rate risk on positions not held in the trading book
1. Institutions shall disclose the following quantitative and qualitative information on the risks arising from potential changes in interest rates that affect both the economic value of equity and the net interest income of their non-trading book activities:
(a) the changes in the economic value of equity calculated under the six supervisory shock scenarios referred to in Article 98(5) of
Directive 2013/36/EU for the current and previous disclosure periods.
		Section 4.4.1.5.	EBA ITS 2024/05 - EU IRRBB1
	(b) the changes in the net interest income calculated under the two supervisory shock scenarios referred to in Article 98(5) of Directive 2013/36/EU for the current and previous disclosure periods.	Section 4.4.1.5.	EBA ITS 2024/05 - EU IRRBB1
(c) a description of key modelling and parametric assumptions, other than those referred to in points (b) and © of Article 98(5a) of Directive
2013/36/EU used to calculate changes in the economic value of equity and in the net interest income required under points (a) and (b) of this paragraph.
		Section 4.4.1.3.	EBA ITS 2024/05 - EU IRRBBA
(d) an explanation of the significance of the risk measures disclosed under points (a) and (b) of this paragraph and of any significant variations of those risk measures since the previous disclosure reference date.
		Apartado 4.4.1.5.	EBA ITS 2024/05 - EU IRRBBA
e) the description of how institutions define, measure, mitigate and control the interest rate risk of their nontrading book activities for the purposes of the competent authorities' review in accordance with Article 84 of Directive 2013/36/EU, including:
    (i) a description of the specific risk measures that the institutions use to evaluate changes in their economic value of equity and in their net interest income.
    (ii) a description of the key modelling and parametric assumptions used in the institutions' internal measurement systems that would differ from the common modelling and parametric assumptions referred to in Article 98(5a) of Directive 2013/36/EU for the purpose of calculating changes to the economic value of equity and to the net interest income, including the rationale for those differences.
    (iii) a description of the interest rate shock scenarios that institutions use to estimate the interest rate risk.
    (iv) the recognition of the effect of hedges against those interest rate risks, including internal hedges that meet the requirements laid down in Article 106(3).
    (v) an outline of how often the evaluation of the interest rate risk occurs.
		Section 4.4.1.1. Section 4.4.1.2. Section 4.4.1.3 Section 4.4.1.4.	EBA ITS 2024/05 - EU IRRBBA
	(f) the description of the overall risk management and mitigation strategies for those risks.	Section 4.4.1.1. Section 4.4.1.2.	EBA ITS 2024/05 - EU IRRBBA
	(g) average and longest repricing maturity assigned to non-maturity deposits.	Section 4.4.1.3.	EBA ITS 2024/05 - EU IRRBBA
2. By way of derogation from paragraph 1 of this Article, the requirements set out in points (c) and (e)(i) to (e)(iv) of paragraph 1 of this Article shall not apply to institutions that use the standardised methodology or the simplified standardised methodology referred to in Article 84(1) of Directive 2013/36/EU.
		N/A	EBA ITS 2024/05 - EU IRRBBA

p.425

Pillar 3 | 2025	> Annexes

CRR Article	Description	Pillar 3 Section	ITS reference
Art.449 - Disclosure of exposures to securitisation positions
(a) a description of their securitisation and re-securitisation activities, including their risk management and investment objectives in connection with those activities, their role in securitisation and re-securitisation transactions, whether they use the simple, transparent and standardised securitisation (STS) as defined in point (10) of Article 242, and the extent to which they use securitisation transactions to transfer the credit risk of the securitised exposures to third parties with, where applicable, a separate description of their synthetic securitisation risk transfer policy.
		Section 4.2.9.1.1. Section 4.2.9.1.2.	EBA ITS 2024/05 - EU SECA
(b) the type of risks they are exposed to in their securitisation and re-securitisation activities by level of seniority of the relevant securitisation positions providing a distinction between STS and non-STS positions and:
    (i) the risk retained in own-originated transactions.
    (ii) the risk incurred in relation to transactions originated by third parties.
		Section 4.2.9.1.1. Section 4.2.9.2.	EBA ITS 2024/05 - EU SECA
(c) their approaches for calculating the risk-weighted exposure amounts that they apply to their securitisation activities, including the types of securitisation positions to which each approach applies and with a distinction between STS and non-STS positions.
		Section 4.2.9.1.3.	EBA ITS 2024/05 - EU SECA
(d) a list of SSPEs falling into any of the following categories, with a description of their types of exposures to those SSPEs, including derivative contracts:
    (i) SSPEs which acquire exposures originated by the institutions.
    (ii) SSPEs sponsored by the institutions.
    (iii) SSPEs and other legal entities for which the institutions provide securitisation-related services, such as advisory, asset servicing or management services.
    (iv) SSPEs included in the institutions' regulatory scope of consolidation.
		N/A	EBA ITS 2024/05 - EU SECA
	(e) a list of any legal entities in relation to which the institutions have disclosed that they have provided support in accordance with Chapter 5 of Title II of Part Three.	N/A	EBA ITS 2024/05 - EU SECA
(f) a list of legal entities affiliated with the institutions and that invest in securitisations originated by the institutions or in securitisation positions issued by SSPEs sponsored by the institutions.
		N/A	EBA ITS 2024/05 - EU SECA
	(g) a summary of their accounting policies for securitisation activity, including where relevant a distinction between securitisation and re- securitisation positions.	Section 4.2.9.1.4.	EBA ITS 2024/05 - EU SECA
	(h) the names of the ECAIs used for securitisations and the types of exposure for which each agency is used.	Section 4.2.9.3.1.	EBA ITS 2024/05 - EU SECA
(i) where applicable, a description of the Internal Assessment Approach as set out in Chapter 5 of Title II of Part Three, including the structure of the internal assessment process and the relation between internal assessment and external ratings of the relevant ECAI disclosed in accordance with point (h), the control mechanisms for the internal assessment process including discussion of independence, accountability, and internal assessment process review, the exposure types to which the internal assessment process is applied and the stress factors used for determining credit enhancement levels.
		N/A	EBA ITS 2024/05 - EU SECA
(j) separately for the trading book and the non-trading book, the carrying amount of securitisation exposures, including information on whether institutions have transferred significant credit risk in accordance with Articles 244 and 245, for which institutions act as originator, sponsor or investor, separately for traditional and synthetic securitisations, and for STS and non-STS transactions and broken down by type of securitisation exposures.
		Section 4.2.9.2.	EBA ITS 2024/05 - EU SEC1 EBA ITS 2024/05 - EU SEC2
(k) for the non-trading book activities, the following information:
    (i) the aggregate amount of securitisation positions where institutions act as originator or sponsor and the associated risk-
weighted assets and capital requirements by regulatory approaches, including exposures deducted from own funds or risk weighted at 1 250%, broken down between traditional and synthetic securitisations and between securitisation and re-
securitisation exposures, separately for STS and non-STS positions, and further broken down into a meaningful number of risk-
weight or capital requirement bands and by approach used to calculate the capital requirements.
		Section 4.2.9.3.2.	EBA ITS 2024/05 - EU SEC3
    (ii) the aggregate amount of securitisation positions where institutions act as investor and the associated riskweighted assets and capital requirements by regulatory approaches, including exposures deducted from own funds or risk weighted at 1 250%, broken down between traditional and synthetic securitisations, securitisation and re-securitisation positions, and STS and non-
STS positions, and further broken down into a meaningful number of risk weight or capital requirement bands and by approach used to calculate the capital requirements.
		Section 4.2.9.4.	EBA ITS 2024/05 - EU SEC4
(l) for exposures securitised by the institution, the amount of exposures in default and the amount of the specific credit risk adjustments made by the institution during the current period, both broken down by exposure type.
		Section 4.2.9.3.3.	EBA ITS 2024/05 - EU SEC5

p.426

Pillar 3 | 2025	> Annexes

CRR Article	Description	Pillar 3 Section	ITS reference
Art.449 a - Disclosure of environmental, social and governance risks (ESG risks)
From 28 June 2022, large institutions which have issued securities that are admitted to trading on a regulated market of any
Member State, as defined in point (21) of Article 4(1) of Directive 2014/65/EU, shall disclose information on ESG risks, including physical risks and transition risks, as defined in the report referred to in Article 98(8) of Directive 2013/36/EU. The information referred to in the first paragraph shall be disclosed on an annual basis for the first year and biannually thereafter.
		Section 7.	See Annex IX.b
Art.449 b - Disclosure of aggregate exposure to shadow banking entities	Institutions shall disclose the information concerning their aggregate exposure to shadow banking entities, as referred to in Article 394(2), second subparagraph.	Applicable from 31 December 2026

p.427

Pillar 3 | 2025	> Annexes

CRR Article	Description	Pillar 3 Section	ITS reference
Art.450 - Disclosure of remuneration policy
1. Institutions shall disclose the following information regarding their remuneration policy and practices for those categories of staff whose professional activities have a material impact on the risk profile of the institutions:
(a) information concerning the decision-making process used for determining the remuneration policy, as well as the number of meetings held by the main body overseeing remuneration during the financial year, including, where applicable, information about the composition and the mandate of a remuneration committee, the external consultant whose services have been used for the determination of the remuneration policy and the role of the relevant stakeholders.
		Section 5.1.	EBA ITS 2024/05 - EU REMA
	(b) information about the link between pay of the staff and their performance.	Section 5.4.	EBA ITS 2024/05 - EU REMA
(c) the most important design characteristics of the remuneration system, including information on the criteria used for performance measurement and risk adjustment, deferral policy and vesting criteria.
		Section 5.3.	EBA ITS 2024/05 - EU REMA
	(d) the ratios between fixed and variable remuneration set in accordance with point (g) of Article 94(1) of Directive 2013/36/EU.	Section 5.7.	EBA ITS 2024/05 - EU REMA
	(e) information on the performance criteria on which the entitlement to shares, options or variable components of remuneration is based.	Section 5.5.	EBA ITS 2024/05 - EU REMA
	(f) the main parameters and rationale for any variable component scheme and any other non-cash benefits.	Section 5.3. Section 5.6.	EBA ITS 2024/05 - EU REMA
	(g) aggregate quantitative information on remuneration, broken down by business area.	Section 5.8.	EBA ITS 2024/05 - EU REM5
(h) aggregate quantitative information on remuneration, broken down by senior management and members of staff whose professional activities have a material impact on the risk profile of the institutions, indicating the following:
See details in the following paragraphs:
    (i) the amounts of remuneration awarded for the financial year, split into fixed remuneration including a description of the fixed components, and variable remuneration, and the number of beneficiaries.
		Section 5.8.	EBA ITS 2024/05 - EU REM1
	(ii) the amounts and forms of awarded variable remuneration, split into cash, shares, share-linked instruments and other types separately for the part paid upfront and the deferred part.	Section 5.8.	EBA ITS 2024/05 - EU REM1
	(iii) the amounts of deferred remuneration awarded for previous performance periods, split into the amount due to vest in the financial year and the amount due to vest in subsequent years.	Section 5.8.	EBA ITS 2024/05 - EU REM3
	(iv) the amount of deferred remuneration due to vest in the financial year that is paid out during the financial year, and that is reduced through performance adjustments.	Section 5.8.	EBA ITS 2024/05 - EU REM3
	(v) the guaranteed variable remuneration awards during the financial year, and the number of beneficiaries of those awards.	Section 5.8.	EBA ITS 2024/05 - EU REM2
	(vi) the severance payments awarded in previous periods, that have been paid out during the financial year.	Section 5.8.	EBA ITS 2024/05 - EU REM2
    (vii) the amounts of severance payments awarded during the financial year, split into paid upfront and deferred, the number of beneficiaries of those payments and highest payment that has been awarded to a single person.
		Section 5.8.	EBA ITS 2024/05 - EU REM2
(i) the number of individuals that have been remunerated EUR 1 million or more per financial year, with the remuneration between EUR 1 million and EUR 5 million broken down into pay bands of EUR 500 000 and with the remuneration of EUR 5 million and above broken down into pay bands of EUR 1 million.
		Section 5.8.	EBA ITS 2024/05 - EU REM4
	(j) upon demand from the relevant Member State or competent authority, the total remuneration for each member of the management body or senior management.	N/A	EBA ITS 2024/05 - EU REMA
(k) information on whether the institution benefits from a derogation laid down in Article 94(3) of Directive 2013/36/EU. For the purposes of point (k) of the first subparagraph of this paragraph, institutions that benefit from such a derogation shall indicate whether they benefit from that derogation on the basis of point (a) or (b) of Article 94(3) of Directive 2013/36/EU. They shall also indicate for which of the remuneration principles they apply the derogation(s), the number of staff members that benefit from the derogation(s) and their total remuneration, split into fixed and variable remuneration.
		Section 5.8.	EBA ITS 2024/05 - EU REMA
2. For large institutions, the quantitative information on the remuneration of institutions' collective management body referred to in this Article shall also be made available to the public, differentiating between executive and non-executive members. Institutions shall comply with the requirements set out in this Article in a manner that is appropriate to their size, internal organisation and the nature, scope and complexity of their activities and without prejudice to Regulation (EU) 2016/679 of the European Parliament
and of the Council.
		Section 5.8.	EBA ITS 2024/05 - EU REMA

p.428

Pillar 3 | 2025	> Annexes

CRR Article	Description	Pillar 3 Section	ITS reference
Art.451 - Disclosure of the leverage ratio.	(a) the leverage ratio and how the institutions apply Article 499(2).	Section 3.2. Anexo VI	EBA ITS 2024/05 - EU LR2
(b) a breakdown of the total exposure measure referred to in Article 429(4), as well as a reconciliation of the total exposure measure with the relevant information disclosed in published financial statements.
		Section 3.2. Annex VI	EBA ITS 2024/05 - EU LR1 EBA ITS 2024/05 - EU LR2 EBA ITS 2024/05 - EU LR3
	(c) where applicable, the amount of exposures calculated in accordance with Articles 429(8) and 429a(1) and the adjusted leverage ratio calculated in accordance with Article 429a(7).	Annex VI	EBA ITS 2024/05 - EU LR2
	(d) a description of the processes used to manage the risk of excessive leverage.	Section 3.2.	EBA ITS 2024/05 - EU LRA
	(e) a description of the factors that had an impact on the leverage ratio during the period to which the disclosed leverage ratio refers.	Section 3.2.	EBA ITS 2024/05 - EU LRA
(f) the amount of the additional own funds requirements based on the supervisory review process as referred to in Article 104(1), point (a), of Directive 2013/36/EU to address the risk of excessive leverage and its composition.
		Section 3.2. Annex VI	EBA ITS 2024/05 - EU LR2
2. Public development credit institutions as defined in Article 429a(2) shall disclose the leverage ratio without the adjustment to the total exposure measure determined in accordance with point (d) of the first subparagraph of Article 429a(1).
N/A
3. In addition to points (a) and (b) of paragraph 1 of this Article, large institutions shall disclose the leverage ratio and the breakdown of the total exposure measure referred to in Article 429(4) based on averages calculated in accordance with the implementing act referred to in
Article 430(7).
		Annex VI	EBA ITS 2024/05 - EU LR2
Art 451a - Disclosure of liquidity requirements	1. Institutions that are subject to Part Six shall disclose information on their liquidity coverage ratio, net stable funding ratio and liquidity risk management in accordance with this Article.	Section 4.5.1. Section 4.5.2. Section 4.5.3. Section 4.5.4. Section 4.5.5. Section 4.5.6.	EBA ITS 2024/05 - EU LIQA EBA ITS 2024/05 - EU LIQ1 EBA ITS 2024/05 - EU LIQB EBA ITS 2024/05 - EU LIQ2
2. Institutions shall disclose the following information in relation to their liquidity coverage ratio:
(a) the average or averages, as applicable, of their liquidity coverage ratio based on end-of-the-month observations over the preceding 12 months for each quarter of the relevant disclosure period.
		Section 4.5.5.	EBA ITS 2024/05 - EU LIQ1 EBA ITS 2024/05 - EU LIQB
(b) the average or averages, as applicable, of total liquid assets, after applying the relevant haircuts, included in the liquidity buffer pursuant to the delegated act referred to in Article 460(1), based on end-of-the-month observations over the preceding 12 months for each quarter of the relevant disclosure period, and a description of the composition of that liquidity buffer.
		Section 4.5.5.	EBA ITS 2024/05 - EU LIQ1 EBA ITS 2024/05 - EU LIQB
(c) the averages of their liquidity outflows, inflows and net liquidity outflows as calculated in accordance with the delegated act referred to in
Article 460(1), based on end-of-the-month observations over the preceding 12 months for each quarter of the relevant disclosure period and the description of their composition.
		Section 4.5.5.	EBA ITS 2024/05 - EU LIQ1 EBA ITS 2024/05 - EU LIQB
3. Institutions shall disclose the following information in relation to their net stable funding ratio:
(a) quarter-end figures of their net stable funding ratio calculated in accordance with Chapter 2 of Title IV of Part Six for each quarter of the relevant disclosure period.
		Section 4.5.6.	EBA ITS 2024/05 - EU LIQ2
	(b) an overview of the amount of available stable funding calculated in accordance with Chapter 3 of Title IV of Part Six.	Section 4.5.6.	EBA ITS 2024/05 - EU LIQ2
	(c) an overview of the amount of required stable funding calculated in accordance with Chapter 4 of Title IV of Part Six.	Section 4.5.6.	EBA ITS 2024/05 - EU LIQ2
4. Institutions shall disclose the arrangements, systems, processes and strategies put in place to identify, measure, manage and monitor their liquidity risk in accordance with Article 86 of Directive 2013/36/EU.
		Section 4.5.1. Section 4.5.2. Section 4.5.3.	EBA ITS 2024/05 - EU LIQA

p.429

Pillar 3 | 2025	> Annexes

CRR Article	Description	Pillar 3 Section	ITS reference
Art 451b - Disclosure of exposures to crypto-assets and related activities	(a) the direct and indirect exposure amounts in relation to crypto-assets including the gross long and short components of net exposures	Section 4.7.	EBA/ITS/2024/05 - EU CAE1
	(b) the total risk exposure amount for operational risk.	Section 4.7.	EBA/ITS/2024/05 - EU CAE1
	(c) the accounting classification for crypto-asset exposures.	Section 4.7.
(d) a description of the business activities related to crypto-assets, and their impact on the risk profile of the institution.
Institutions shall provide more detailed information for material business activities, including the issuance of significant asset-
referenced tokens within the meaning of Articles 43 and 44 of Regulation (EU) 2023/1114, significant e-money tokens within the meaning of Articles 56 and 57 of that Regulation and the provision of crypto-asset services under Articles 60 and 61 of that
Regulation.
Section 4.7.
	(e) a specific description of their risk management policies related to crypto-asset exposures and services related to crypto-assets.	Section 4.7.

p.430

Pillar 3 | 2025	> Annexes

CRR Article	Description	Pillar 3 Section	ITS reference
Art.452 - Disclosure of the use of the IRB Approach to credit risk	(a) the competent authority's permission of the approach or approved transition.	Section 4.2.7.1.1.	EBA ITS 2024/05 - EU CRE
(b) for each exposure class referred to in Article 147, the percentage of the total exposure value of each class subject to the
Standardised Approach laid down in Chapter 2 of Title II of Part Three or to the IRB Approach laid down in Chapter 3 of Title II of
Part Three, as well as the part of each exposure class subject to a roll-out plan; where institutions have received permission to use own LGDs and conversion factors for the calculation of risk-weighted exposure amounts, they shall disclose separately the percentage of the total exposure value of each exposure class subject to that permission.
		Section 4.2.7.1.1.	EBA ITS 2024/05 - EU CR6-A
(c) the control mechanisms for rating systems at the different stages of model development, controls and changes, which shall include information on:
    (i) the relationship between the risk management function and the internal audit function.
    (ii) the rating system review.
    (iii) the procedure to ensure the independence of the function in charge of reviewing the models from the functions responsible for the development of the models.
    (iv) the procedure to ensure the accountability of the functions in charge of developing and reviewing the models.
		Section 4.2.7.1.5.	EBA ITS 2024/05 - EU CRE
	(d) the role of the functions involved in the development, approval and subsequent changes of the credit risk models.	Section 4.2.7.1.5.	EBA ITS 2024/05 - EU CRE
	(e) the scope and main content of the reporting related to credit risk models.	Section 4.2.7.1.5.	EBA ITS 2024/05 - EU CRE
(f) a description of the internal ratings process by exposure class, including the number of key models used with respect to each portfolio and a brief discussion of the main differences between the models within the same portfolio, covering:
    (i) the definitions, methods and data for estimation and validation of PD, which shall include information on how PDs are estimated for low default portfolios, whether there are regulatory floors and the drivers for differences observed between PD and actual default rates at least for the last three periods.
    (ii) where applicable, the definitions, methods and data for estimation and validation of LGD, such as methods to calculate downturn LGD, how LGDs are estimated for low default portfolio and the time lapse between the default event and the closure of the exposure.
    (iii) where applicable, the definitions, methods and data for estimation and validation of conversion factors, including assumptions employed in the derivation of those variables.
		Section 4.2.7.1.1. Section 4.2.7.1.2. Section 4.2.7.1.6. Section 4.2.7.1.7.	EBA ITS 2024/05 - EU CRE
(g) as applicable, the following information in relation to each exposure class referred to in Article 147:
    (i) their gross on-balance-sheet exposure.
    (ii) their off-balance-sheet exposure values prior to the relevant conversion factor.
    (iii) their exposure after applying the relevant conversion factor and credit risk mitigation.
    (iv) any model, parameter or input relevant for the understanding of the risk weighting and the resulting risk exposure amounts disclosed across a sufficient number of obligor grades (including default) to allow for a meaningful differentiation of credit risk.
    (v) separately for those exposure classes in relation to which institutions have received permission to use own LGDs and conversion factors for the calculation of risk-weighted exposure amounts, and for exposures for which the institutions do not use such estimates, the values referred to in points (i) to (iv) subject to that permission.
		Section 4.2.7.2. Section 4.2.8.2.3.	EBA ITS 2024/05 - EU CR6 EBA ITS 2024/05 - EU CCR4
(h) institutions' estimates of PDs against the actual default rate for each exposure class over a longer period, with separate disclosure of the
PD range, the external rating equivalent, the weighted average and arithmetic average PD, the number of obligors at the end of the previous year and of the year under review, the number of defaulted obligors, including the new defaulted obligors, and the annual average historical default rate.
		Section 4.2.7.3.	EBA ITS 2024/05 - EU CR9 EBA ITS 2024/05 - EU CR9.1

p.431

Pillar 3 | 2025	> Annexes

CRR Article	Description	Pillar 3 Section	ITS reference
Art.453 - Disclosure of the use of credit risk mitigation techniques	(a) the core features of the policies and processes for on- and off-balance-sheet netting and an indication of the extent to which institutions make use of balance sheet netting.	Section 4.2.5.1.	EBA ITS 2024/05 - EU CRC
	(b) the core features of the policies and processes for eligible collateral evaluation and management.	Section 4.2.5.2.1.	EBA ITS 2024/05 - EU CRC
	(c) a description of the main types of collateral taken by the institution to mitigate credit risk.	Section 4.2.5.2.2.	EBA ITS 2024/05 - EU CRC
(d) for guarantees and credit derivatives used as credit protection, the main types of guarantor and credit derivative counterparty and their creditworthiness used for the purpose of reducing capital requirements, excluding those used as part of synthetic securitisation structures.
		Section 4.2.5.3.	EBA ITS 2024/05 - EU CRC
	(e) information about market or credit risk concentrations within the credit risk mitigation taken.	Section 4.2.5.5.	EBA ITS 2024/05 - EU CRC
(f) for institutions calculating risk-weighted exposure amounts under the Standardised Approach or the IRB Approach, the total exposure value not covered by any eligible credit protection and the total exposure value covered by eligible credit protection after applying volatility adjustments; the disclosure set out in this point shall be made separately for loans and debt securities and including a breakdown of defaulted exposures.
		Section 4.2.5.4.	EBA ITS 2024/05 - EU CR3
	(g) the corresponding conversion factor and the credit risk mitigation associated with the exposure and the incidence of credit risk mitigation techniques with and without substitution effect.	Section 4.2.5.4. Section 4.2.6.2. Section 4.2.7.2.	EBA ITS 2024/05 - EU CR4 EBA ITS 2024/05 - EU CR7-A
(h) for institutions calculating risk-weighted exposure amounts under the Standardised Approach, the on- and off-balance-sheet exposure value by exposure class before and after the application of conversion factors and any associated credit risk mitigation.
		Section 4.2.6.2.	EBA ITS 2024/05 - EU CR4
(i) for institutions calculating risk-weighted exposure amounts under the Standardised Approach, the riskweighted exposure amount and the ratio between that risk-weighted exposure amount and the exposure value after applying the corresponding conversion factor and the credit risk mitigation associated with the exposure; the disclosure set out in this point shall be made separately for each exposure class.
		Section 4.2.6.2.	EBA ITS 2024/05 - EU CR4
(j) for institutions calculating risk-weighted exposure amounts under the IRB Approach, the risk-weighted exposure amount before and after recognition of the credit risk mitigation impact of credit derivatives; where institutions have received permission to use own LGDs and conversion factors for the calculation of riskweighted exposure amounts, they shall make the disclosure set out in this point separately for the exposure classes subject to that permission.
		Annex XIII.C	EBA ITS 2024/05 - EU CR7

p.432

Pillar 3 | 2025	> Annexes

CRR Article	Description	Pillar 3 Section	ITS reference
Art.454 - Disclosure of the use of the Advanced Measurement Approaches to operational risk
The institutions using the Advanced Measurement Approaches set out in Articles 321 to 324 for the calculation of their own funds requirements for operational risk shall disclose a description of their use of insurance and other risk-transfer mechanisms for the purpose of mitigating that risk.
		N/A	N/A
Art.455 - Use of internal market risk models
(a) for each sub-portfolio covered:
    (i) the characteristics of the models used.
    (ii) where applicable, for the internal models for incremental default and migration risk and for correlation trading, the methodologies used and the risks measured through the use of an internal model including a description of the approach used by the institution to determine liquidity horizons, the methodologies used to achieve a capital assessment that is consistent with the required soundness standard and the approaches used in the validation of the model.
    (iii) a description of stress testing applied to the sub-portfolio;
    (iv) a description of the approaches used for back-testing and validating the accuracy and consistency of the internal models and modelling processes.
		Section 4.3.4.2. Section 4.3.4.2.3. Section 4.3.4.2.4.	EBA ITS 2020/04 - EU MRB
	(b) the scope of permission by the competent authority.	Section 4.3.4.1. Section 4.3.4.2.	EBA ITS 2020/04 - EU MRB
	(c) a description of the extent and methodologies for compliance with the requirements set out in Articles 104 and 105.	Section 4.3.4.2. Section 4.3.4.2.1.	EBA ITS 2020/04 - EU MRB
(d) the highest, the lowest and the mean of the following:
    (i) the daily value-at-risk measures over the reporting period and at the end of the reporting period.
    (ii) the stressed value-at-risk measures over the reporting period and at the end of the reporting period.
    (iii) the risk numbers for incremental default and migration risk and for the specific risk of the correlation trading portfolio over the reporting period and at the end of the reporting period.
		Section 4.3.4.2.2.	EBA ITS 2020/04 - EU MR3
	(e) the elements of the own funds requirement as specified in Article 364.	Section 4.3.4.2.2.	EBA ITS 2020/04 - EU MR2-A
	(f) the weighted average liquidity horizon for each sub-portfolio covered by the internal models for incremental default and migration risk and for correlation trading.	Section 4.3.4.2.	EBA ITS 2020/04 - EU MRB
(g) a comparison of the daily end-of-day value-at-risk measures to the one-day changes of the portfolio's value by the end of the subsequent business day together with an analysis of any important overshooting during the reporting period.
		Section 4.3.4.2.4.	EBA ITS 2020/04 - EU MR4

p.433

Pillar 3 | 2025	> Annexes

XIII.B REGULATORY COMPLIANCE ESG (12-31-2025)
The following table provides the correspondence of the disclosure requirements as per Annex I, section 21 of Regulation 2024/3172 regarding the disclosure of ESG risks:

Annex II Article	Description		Pillar 3 Section
Environmental, Social and Governance (ESG) Risk, in accordance with Article 449a CRR
Table 1. Qualitative information on Environmental risk	Business strategy and processes
(a) Institution's business strategy to integrate environmental factors and risks, taking into account the impact of environmental factors and risks on institution's business environment, business model, strategy and financial planning
Section 7.2.1.
(b) Objectives, targets and limits to assess and address environmental risk in short-, medium-, and long-term, and performance assessment against these objectives, targets and limits, including forward-looking information in the design of business strategy and processes
Section 7.2.1.
		(c) Current investment activities and (future) investment targets towards environmental objectives and EU Taxonomy-aligned activities	Section 7.2.1.
		(d) Policies and procedures relating to direct and indirect engagement with new or existing counterparties on their strategies to mitigate and reduce environmental risks	Section 7.2.1.
Table 1. Qualitative information on Environmental risk	Governance
(e) Responsibilities of the management body for setting the risk framework, supervising and managing the implementation of the objectives, strategy and policies in the context of environmental risk management covering relevant transmission channels
Section 7.1.3.
		(f) Management body's integration of short-, medium- and long-term effects of environmental factors and risks, organisational structure both within business lines and internal control functions	Section 7.1.3.
(g) Integration of measures to manage environmental factors and risks in internal governance arrangements, including the role of committees, the allocation of tasks and responsibilities, and the feedback loop from risk management to the management body covering relevant transmission channels
Section 7.1.3.
		(h) Lines of reporting and frequency of reporting relating to environmental risk	Section 7.1.3.
		(i) Alignment of the remuneration policy with institution's environmental risk-related objectives	Section 7.1.3.
Table 1. Qualitative information on Environmental risk	Risk management	(j) Integration of short-, medium- and long-term effects of environmental factors and risks in the risk framework	Section 7.2.2.
		(k) Definitions, methodologies and international standards on which the environmental risk management framework is based	Section 7.2.2.
		(l) Processes to identify, measure and monitor activities and exposures (and collateral where applicable) sensitive to environmental risks, covering relevant transmission channels	Section 7.2.2.
		(m) Activities, commitments and exposures contributing to mitigate environmental risks	Section 7.2.2.
		(n) Implementation of tools for identification, measurement and management of environmental risks	Section 7.2.2.
		(o) Results and outcome of the risk tools implemented and the estimated impact of environmental risk on capital and liquidity risk profile	Section 7.2.2.
		(p) Data availability, quality and accuracy, and efforts to improve these aspects	Section 7.2.2.
		(q) Description of limits to environmental risks (as drivers of prudential risks) that are set, and triggering escalation and exclusion in the case of breaching these limits	Section 7.2.2.
(r) Description of the link (transmission channels) between environmental risks with credit risk, liquidity and funding risk, market risk, operational risk and reputational risk in the risk management framework
Section 7.2.2.

p.434

Pillar 3 | 2025	> Annexes

Annex II Article	Description		Pillar 3 Section
Environmental, Social and Governance (ESG) Risk, in accordance with Article 449a CRR
Table 2. Qualitative information on Social risk	Business strategy and processes
(a) Adjustment of the institution's business strategy to integrate social factors and risks taking into account the impact of social risk on the institution's business environment, business model, strategy and financial planning
Section 7.3.1.
(b) Objectives, targets and limits to assess and address social risk in short-term, medium-term and long-
term, and performance assessment against these objectives, targets and limits, including forward-looking information in the design of business strategy and processes
Section 7.3.1.
		(c) Policies and procedures relating to direct and indirect engagement with new or existing counterparties on their strategies to mitigate and reduce socially harmful activities	Section 7.3.1.
Table 2. Qualitative information on Social risk	Governance
(d) Responsibilities of the management body for setting the risk framework, supervising and managing the implementation of the objectives, strategy and policies in the context of social risk management covering counterparties' approaches to:
Section 7.1.3.
(d).(i) Activities towards the community and society
(d).(ii) Employee relationships and labour standards
(d).(iii) Customer protection and product responsibility
(d).(iv) Human rights
(e) Integration of measures to manage social factors and risks in internal governance arrangements, including  the role of committees, the allocation of tasks and responsibilities, and the feedback loop from risk management to the management body
Section 7.1.3.
		(f) Lines of reporting and frequency of reporting relating to social risk	Section 7.1.3.
		(g) Alignment of the remuneration policy in line with institution's social risk-related objectives	Section 7.1.3.
Table 2. Qualitative information on Social risk	Risk management	(h) Definitions, methodologies and international standards on which the social risk management framework is based	Section 7.3.2.
		(i) Processes to identify, measure and monitor activities and exposures (and collateral where applicable) sensitive to social risk, covering relevant transmission channels	Section 7.3.2.
		(j) Activities, commitments and assets contributing to mitigate social risk	Section 7.3.2.
		(k) Implementation of tools for identification and management of social risk	Section 7.3.2.
		(l) Description of setting limits to social risk and cases to trigger escalation and exclusion in the case of breaching these limits	Section 7.3.2.
(m) Description of the link (transmission channels) between environmental risks with credit risk, liquidity and funding risk, market risk, operational risk and reputational risk in the risk management framework
Section 7.3.2.

p.435

Pillar 3 | 2025	> Annexes

Annex II Article	Description		Pillar 3 Section
Environmental, Social and Governance (ESG) Risk, in accordance with Article 449a CRR
Table 3. Qualitative information on Governance risk	Governance
(a) Institution's integration in their governance arrangements governance performance of the counterparty, including committees of the highest governance body, committees responsible for decision-making on economic, environmental, and social topics
Section 7.4.
		(b) Institution's accounting of the counterparty's highest governance body’s role in non-financial reporting	Section 7.4.
		(c) Institution's integration in governance arrangements of the governance performance of their counterparties including:	Section 7.4.
(c).(i) Ethical considerations
(c).(ii) Strategy and risk management
(c).(iii) Inclusiveness
(c).(iv) Transparency
(c).(v) Management of conflict of interest
(c).(vi) Internal communication on critical concerns
Table 3. Qualitative information on Governance risk	Risk management	(d) Institution's integration in risk management arrangements the governance performance of their counterparties considering:	Section 7.4.1.
(d).(i) Ethical considerations
(d).(ii) Strategy and risk management
(d).(iii) Inclusiveness
(d).(iv) Transparency
(d).(v) Management of conflict of interest
(d).(vi) Internal communication on critical concerns
Template 1. Banking book- Indicators of potential climate Change transition risk: Credit quality of exposures by sector, emissions and residual maturity	Paragraph 1.b
institutions shall start disclosing information on scope 1, 2 and 3 emissions of their counterparties, if already available, including qualitative information in the narrative accompanying this template on the methodology and sources used for the calculation of those emissions. Where institutions are not yet estimating their counterparties’ emissions associated with their financing activities, including lending and investment activities, they shall disclose information on their plans to implement methodologies to estimate and disclose this information. Institutions shall start disclosing information in columns (i) to (k) of the template with first disclosure reference date as of 30 June 2024.
Section 7.2.2.
Paragraph 2
Institutions shall include in the narrative accompanying the template, explanations on the information disclosed and the changes compared to previous disclosure periods, as well as any implications that those exposures may have in terms of credit, market, operational, reputational and liquidity risks for the institutions.
Section 7.2.2.
Template 3. Banking book - Indicators of potential climate change transition risk: Alignment metrics	Paragraph 3
Institutions that are already estimating information on their sectoral alignment to the Paris Agreement shall disclose the information in this template. Institutions are to explain in the narrative part accompanying the template the method used and the data source. Those institutions that are not yet estimating their sectoral alignment shall disclose information on their plans to implement a method to estimate and disclose that information. In any case, institutions shall start disclosing the information included in this template with first disclosure reference date as of 30 June 2024.
Section 7.2.1.

p.436

Pillar 3 | 2025	> Annexes

Annex II Article	Description	Pillar 3 Section
Environmental, Social and Governance (ESG) Risk, in accordance with Article 449a CRR
Template 4. Banking book - Indicators of potential climate change transition risk: Exposures to top 20 carbon- intensive firms	Paragraph 3
Institutions shall disclose in the narrative accompanying the disclosure the source of the data they use.
Where institutions are not able to identify exposures towards the top 20 carbon-intensive firms in the world, they shall explain why they have not indicated such exposures, including in the case in which they do not have any exposures towards the top 20 carbon-intensive firms in the world.
Section 7.2.2.
Template 5. Banking book - Indicators of potential climate change physical risk: Exposures subject to physical risk	Paragraph 5
Institutions shall disclose the information in this template on a best effort basis and explain in the narrative
0accompanying the template the sources of information and methods that they have used to identify exposures subject to climate-change physical risk.
Section 7.2.2.

p.437

Pillar 3 | 2025	> Annexes

XIII.C REGULATORY COMPLIANCE - TABLES NOT APPLICABLE TO BBVA GROUP (12-31-2025)

Table name	Description	Publication	Reason
EU CR7	IRB approach – Effect on the RWEAs of credit derivatives used as CRM techniques	EBA/ITS/2024/05	The Group does not use credit derivatives as a credit risk mitigation technique
EU CCR7	RWEA flow statements of CCR exposures under the IMM	EBA/ITS/2024/05	The Group uses the standardised approach for counterparty credit risk (SA- CCR) for the derivatives exposure value calculation, so IMM is not used.
EU CQ2	Quality of forbearance	EBA/ITS/2024/05	The Group has a NPL ratio lower than 5%
EU CQ6	Collateral valuation - loans and advances	EBA/ITS/2024/05	The Group has a NPL ratio lower than 5%
EU CQ8	Collateral obtained by taking possession and execution processes – vintage breakdown	EBA/ITS/2024/05	The Group has a NPL ratio lower than 5%
EU CR2a	Changes in the stock of non-performing loans and advances and related net accumulated recoveries	EBA/ITS/2024/05	The Group has a NPL ratio lower than 5%
EU CVA2	Credit valuation adjustments under the Full Basic Approach	EBA/ITS/2024/05	The Group does not use the full basic approach for the calculation of CVA own funds requirements
EU CVA3	Credit valuation adjustments under the Standardised Approach (SA)	EBA/ITS/2024/05	The Group does not use the standardised approach for the calculation of CVA own funds requirements
EU CVA4	RWEA flow of the credit valuation adjustments under the standardised approach (SA)	EBA/ITS/2024/05	The Group does not use the standardised approach for the calculation of CVA own funds requirements
EU INS1	Insurance participations	EBA/ITS/2024/05	The Group is not considered as a financial conglomerate subject to additional supervision
EU INS2	Financial conglomerates - information on own funds and capital adequacy ratio	EBA/ITS/2024/05	The Group is not considered as a financial conglomerate subject to additional supervision
EU iLAC	Internal loss absorbing capacity: internal MREL and, where applicable, requirement for own funds and eligible liabilities for non-EU G-SIIs	EBA/REP/2023/41	The Group is not considered as a G-SIB
EU TLAC 2	Creditor ranking - Entity that is not a resolution entity	EBA/REP/2023/41	BBVA is considered a resolution group
GSIB1	Indicators of systemic importance	EBA/ITS/2021/01	The Group is not considered as a G-SIB

p.438

Pillar 3 | 2025	> Annexes
Glossary of Terms

ACRONYM	DESCRIPTION
ALCO	Assets and Liabilities Committee
ALM (Asset - Liability Management)	Mechanism for managing structural balance-sheet risk due to potential imbalances between assets and liabilities due to different types of factors (interest rate, exchange rate, liquidity, etc.)
AMA	Advanced method for calculating the own funds requirements for operational risk
AT1 (Additional Tier 1)	Additional capital consisting of hybrid instruments, mainly CoCos and preferred shares
AVA	Additional adjustments necessary to adapt the fair value to the prudent valuation of the positions.
AVR	Annual Variable Remuneration
Backtesting	Retrospective analysis to verify the validity of an entity's models
Basel III	Package of proposals for reform of banking regulation, published as of December 16, 2010 and with a period of gradual implementation
BCBS (Basel Committee on Banking Supervision)	International cooperation forum on banking supervision to increase the quality of banking supervision worldwide
BIS (Bank for International Settlements)	International organization held by central banks and monetary autorities which mission is to support central banks' pursuit of monetary and financial stability through international cooperation
BRRD (Bank Recovery and Resolution Directive)	Regulations on the restructuring and resolution of credit institutions and investment firms
BRSA (Banking Regulation and Supervisory Agency)	Turkish public agency on regulation and supervision
BWS (Baseline Water Stress)	It measures the pressure on water resources by comparing demand and availability.
C&IB	Corporate & Investment Banking
CapEx (Capital Expenditures)	Investment made by the entity to buy, maintain and improve its fixed assets.
CBB	Corporate and Business Banking
CCA (Climate Change Adaptation)	One of the six environmental objectives defined in EU Taxonomy Regulation.
CCyB (Countercyclical Buffer)	Countercyclical buffer, the part of a set of macroprudential instruments designed to help counteract the procyclicality of the financial system
CCF (Credit Conversion Factor)
Credit conversion factor. The ratio between the current available amount of a commitment that could be used and would therefore be outstanding at the time of default, and the current available amount of the commitment

CCM (Climate Change Mitigation)	One of the six environmental objectives defined in EU Taxonomy Regulation.
CCP (Central Counterparty Clearing House)
An entity that liaises between counterparties, acting as a buyer when dealing with sellers and as a seller when dealing with buyers. Within this type of entities are the QCCP (Qualified Central
Counterparty Entities), which have been authorized or recognized by Regulation (EU) 648/2012.

CDP	Executive Committee of BBVA Group
CDP (Carbon Disclosure Projects)	Reporting platform that collects environmental information to assess climate performance.
CDS (Credit Default Swap)
Financial derivative between a beneficiary and a guarantor through which the beneficiary pays the guarantor a premium in exchange for receiving protection from possible credit events over a period of time

CET1 (Common Equity Tier 1)	Common Equity Tier 1: the entity's capital of the highest quality
CMB (Capital Markets Board of Turkey)	Turkish capital markets authority
CNBV	National Securities Banking Commission of Mexico
CNMV	National Securities Market Commission of Spain
CoCo (Contingent Convertible)	Convertible contingent bond. Hybrid issues with debt and equity elements convertible into shares
COP (United Nations Framework Convention on Climate Change)
An annual meeting where countries negotiate climate commitments, review progress, and set new global targets for mitigating and adapting to climate change. It is the main international forum for climate governance.

COREP (Common Report)	Common regulatory reports to EBA
Counterparty Credit Risk
The credit risk corresponding to derivative instruments, repurchase and reverse repurchase transactions, securities or commodities lending or borrowing transactions and deferred settlement transactions

CRC	Risk and Compliance Committee
Credit Risk
Credit risk is based on the possibility that one party to the financial instrument's contract will fail to meet its contractual obligations on the grounds of insolvency or inability to pay and will cause a financial loss for the other party

CRO	Chief Risk Officer
CRM (Credit Risk Mitigation)	Credit Risk Mitigation: a technique used by the institution to reduce the credit risk associated with one or more exposures that the institution still maintains
CRR / CRR2 / CRR3	Regulation on prudential requirements of credit institutions and investment firms (EU Regulation 575/2013) and its subsequents modifications

p.439

Pillar 3 | 2025	> Annexes

ACRONYM	DESCRIPTION
CRD IV / CRD V / CRD VI	Directive on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms (Directive 2013/36/EU) and its subsequents modifications
CSRD	Corporate Sustainability Reporting Directive
CVA (Credit Valuation Adjustment)	Valuation adjustments for counterparty credit risk
DLGD (Downturn Loss Given Default)	Severity in a period of stress in the economic cycle
DNSH (Do Not Significantly Harm)	Principle focused on ensuring that sustainable investments do not cause significant harm within the framework of environmental objectives of the EU Taxonomy.
D-SIB (Domestic Systemically Important Bank)	Domestic Systemically Important Bank
DVA (Debit Value Adjustments)	Present value of the debt which is expected to default on in the future given our own probability of default
EAD (Exposure at default)	Maximum loss at the time of the counterparty entering into default
EBA (European Banking Authority)
European Banking Authority. Independent institution responsible for promoting the stability of the financial system, the transparency of financial markets and products and the protection of depositors and investors

EC	European Commission
ECB (European Central Bank)	Central bank of the countries of the European Union that have the euro as their currency
ECAI (External Credit Assessment Institutions)	External Credit Assessment Agency designated by the entity
ECL (Expected Credit Losses)	Probability-weighted estimate of credit losses during the expected life of a financial instrument
Economic Capital	The amount of capital considered necessary to cover unexpected losses if actual losses are greater than expected losses
EFRAG (European Financial Reporting Advisory Group)	Group that manages the development and dissemination of financial and sustainability standards, such as ESRS.
EII (Ecoregion Intactness Index)	Index that evaluates the ecological integrity and the degree of conservation of an ecosystem.
EL (Expected Loss)	The ratio between the amount expected to be lost in an exposure, due to potential non-payment by a counterparty or dilution over a period of one year, and the amount due at the time of non-payment
ENCORE (Exploring Natural Capital Opportunities, Risk and Exposures)
This tool analyses the dependence of economic sectors on and impact of natural capital. It facilitates the identification of financial risks stemming from environmental degradation and supports the integration of nature into risk management.

EP (Equator Principles)	Voluntary framework for the management of environmental and social risks in project finance. It establishes assessment, mitigation and monitoring requirements to ensure responsible practices.
EPC (Energy Performance Certificate)
A certification system that classifies the energy performance of buildings or facilities. It provides a standardized assessment of energy consumption and serves as a tool to promote efficiency improvements and emissions reductions.

ERBA (External Rating Base Approach)	Methodology for estimating RWA of securitisations from external ratings
ESD (Environmental and social due diligence)	Process for identifying and managing environmental and social risks and impacts.
ESG (Environmental, social and governance)	Environmental, social and good corporate governance criteria, the main objective of which is to contribute to sustainable development
ESRS (European Sustainability Reporting Standards)	Standards developed by EFRAG and subsequently adopted by the Commission that entities must use for disclosure and reporting requirements under CSRD.
EU CTB (EU Climate Transition Benchmark)
Index designed to reflect portfolios aligned with climate transition trajectories. It establishes minimum decarbonization criteria and exclusions to facilitate investments compatible with a low-
carbon economy.

EU PAB (EU Paris-Aligned Benchmark)	Index representing portfolios aligned with 1.5°C scenarios. It requires stricter emissions reductions and reinforced exclusion criteria to ensure robust alignment with global climate goals.
FRTB (Fundamental Review of the Trading Book)	A set of reforms proposed by the BCBS on the market risk framework, with the aim of improving the design and consistency of market risk capital standards
FSB (Financial Stability Board)	Financial Stability Board. An international body that pursues the effectiveness and stability of the international financial system, monitoring it and publishing recommendations
FTD (First to default)	Derivative by which both parties negotiate protection against the first default by any of the entities that form part of the basket
FL (Fully Loaded)	Reference to the full implementation of Basel III provisions
GAR (Green Asset Ratio)	Green Asset Ratio according EU Taxonomy Regulation.
GCC	Global Customer Committee C&IB
GHG (Greenhouse Gas)	Gases that contribute to global warming and require measurement and management.
Green Bonds Principles
The GBP, updated as of June 2021, are voluntary process guidelines that recommend transparency and disclosure and promote integrity in the development of the Green Bond market by clarifying the approach for issuance of a Green Bond.

Green Loan Principles
The Green Loan Principles (GLP) aim to promote the development of the green loan product by providing a recommended framework of market standards and guidelines for use across the green loan market, whilst allowing the loan product to retain its flexibility.

GRM	Global Risk Management

p.440

Pillar 3 | 2025	> Annexes

ACRONYM	DESCRIPTION
GRMC	Global Risk Management Committee
G-SIBs (Global Systemically Important Banks) / EISM (Entidades de importancia Sistémica Mundial)
Financial entities that, due to their large size, importance in the market and interconnection with each other, could cause a serious crisis in the international financial system if they were to experience economic problems

HLRS (Alternative risk scenarios)	Alternative scenarios for assessing resilience to extreme or uncertain risks.
HMM (High Market Misalignment)	Indicator that identifies activities that are highly misaligned with the climate transition.
HPR (High Physical Risk)	Classification that indicates high exposure to physical risks from climate change.
HQLA	High-quality liquid assets
HTC&S
Hold to collect and sell. Under IFRS9, business model whose objective is achieved by obtaining contractual cash flows and selling the financial assets. Recorded in the fair value portfolio with changes in other comprehensive income.

HTR (High Transition Risk)	Category that reflects high exposure to climate transition risks.
IAA (Internal Assessment Approach)	Internal evaluation method for the calculation of securitisation exposures in the banking book
IASB (International Accounting Stadards Board)	Private organization whose main objective is to develop a single set of global accounting standards
ICAAP (Internal Capital Adequacy Assessment Process)	Internal Capital Adequacy Assessment Process
ICMA (International Capital Markets Association)	ICMA is a not-for-profit association that represents financial institutions active in the internacional capital market worldwide.
ICO
Official Credit institution. Spanish public business entity whose purposes are the support and promotion of economic activities that contribute to the growth and improvement of the distribution of national wealth and, especially, those that, due to their social, cultural, innovative or ecological significance, They deserve their promotion.

IEA	International Energy Agency
IEA_NZE (Net Zero scenario of the International Energy Agency)	A global scenario outlining a path compatible with climate neutrality by mid-century. It includes assumptions about the energy, technology, and policies needed to limit warming to 1.5°C.
IFRS 9 (International Financial Reporting Standards – Financial Instruments)
International Financial Reporting Standards for Financial Instruments which entered into force on
January 1, 2018, replacing IAS 39 in relation to the classification and valuation of financial assets and liabilities, the impairment of financial assets and the accounting of hedges

ILAAP (Internal Liquidity Adequacy Assessment Process)	Internal Liquidity Adequacy Assessment Process
IMA (Internal Model Approach)	Internal model approach for calculating exposure due to market risk
IMM (Internal Model Method)	Internal model method for calculating exposure due to counterparty risk
IMO (International Maritime Organization)	International Maritime Organization
IPC	Consumer price index of Spain
IPCC (International Panel on Climate Change)	International Panel on Climate Change
IPRE & HVCRE	Income-producing real estate and high volatility commercial real estate
IRB (Internal Rating-based)
Internal model method for calculating exposure due to credit risk, based on internal ratings. This method can be broken down into two types, depending on the estimations set by the Supervisor or the own ones: FIRB (Foundation IRB) and AIRB (Advanced IRB)

IRBA (Internal Ratings-Based Approach)	Methodology for estimating RWA of securitisations from internal ratings
IRRBB (Interest Rate Risk on Banking Book)	Current or future risk to an entity's capital or earnings from adverse interest rate fluctuations affecting its investment portfolio positions.
IRC (Incremental Risk Capital)	Charge applied to the market risk exposure calculated by the internal method that quantifies the risk not captured by the VaR model, specifically in migration and default events
ISF	Institute for Sustainable Futures
ISF_NZ (Insitute for Sustainable Futures Sectoral Pathways to Net Zero Emissions)	A methodology that defines sectoral pathways toward net-zero emissions, establishing specific milestones and metrics for each industry. It serves as a reference for assessing climate alignment.
ISSB (International Sustainability Standards Board)
Organization whose main objective is the creation and promotion of global standards for sustainability information, ensuring transparency and coherence in the way organizations communicate their impact and contribution to sustainability

ITS	Implementing Technical Standards
IUCN (International Union for Conservation of Nature)	Organization that develops global standards and classifications for biodiversity conservation, including lists of threatened species and criteria for ecosystem protection.
LCR (Liquidity Coverage Ratio)	Liquidity coverage ratio
KYC (Know Your Customer)
Information for customer analysis through questionnaires, focusing on CO2 emissions and decarbonization plans. This same information is considered in the Corporate segment during the risk policy decision-making process with the client.

KRIs (Key Risk Indicators)	Indicators that allow monitoring and anticipating the evolution of key risks.

p.441

Pillar 3 | 2025	> Annexes

ACRONYM	DESCRIPTION
LDP (Low Default Portfolios)	Low default portfolios
LGD (Loss Given Default)	Severity or amount to be lost in the event of non-payment
LGD BE (Loss Given Default Best Estimate)	“Actual” loss from default portfolio
Liquidity Risk
Risk of an entity having difficulties in duly meeting its payment commitments, or where, to meet them, it has to resort to funding under burdensome terms which may harm the entity’s image or reputation.

LMUs (Liquidity Management Units)
Group entities with financial self-sufficiency created with the aim of preventing and limiting liquidity risk, preventing it from spreading in a crisis that could affect only one or more of these Entities.

Loan Market Association
Is the authoritative voice of the syndicated loan market in EMEA. Their key objective is improving liquidity, efficiency and transparency in the primary and secondary syndicated loan markets in
Europe, the Middle East and Africa (EMEA).

LR (Leverage Ratio)	Leverage ratio: a measure that relates a company's indebtedness and assets, calculated as level 1 capital divided by the entity's total exposure.
LRLGD (Long Run Loss Given Default)	Long-term severity (loss given default)
LtSCD (Loan to Stable Customer Deposits)	Ratio that measures the relationship between net credit investment and stable customer resources.
MR (Market Risk)
Risk due to the possibility that there may be losses in the value of positions held due to movements in the market variables that affect the valuation of financial products and assets in trading activity.

MDA (Maximum Distributable Amount)	Trigger by which the ECB restricts the capacity to pay out dividends.
MREL (Minimum Required Eligible Liabilities)
Minimum requirement of own funds and eligible liabilities. New requirement faced by European banks, which aims to create a buffer of solvency that absorbs the losses of a financial entity in the event of resolution without jeopardizing taxpayers' money. The level of this buffer is determined individually for each banking group based on their level of risk and other particular characteristics.

MSS (Minimun Social Safeguards)
The Minimum Social Safeguards ensure that companies engaging in sustainable activities meet certain standards when it comes to human and labour rights, bribery, taxation and fair competition within the framework of environmental objectives of the EU Taxonomy.

MTN (Medium Term Note)	Notes accounted as Issuances designated at fair value through P&L considered equivalent to senior issuances for liquidity.
NACE (Main Activity Code)	Standardized classification that groups economic activities into homogeneous categories.
NBC	New Business Committee
NFR (Non-Financial Risk)	It is one that does not have a financial origin, but that has a quantifiable impact on the entity.
NFRD (Non-Financial Reporting Directive)
Directive 2014/95/EU of the European Parliament and of the Council of 22 October 2014 amending
Directive 2013/34/EU as regards the disclosure of non-financial information and diversity information by certain large companies and certain groups.

NGFS (Network for Greening the Financial System)	International network of central banks and supervisors for greening the financial system
NPL	Non Performing Loans
NPS	IReNe (Índice de Recomendación Neta)
NSFR	Net Stable Funding Ratio
NZE (Net Zero Emissions)	Initiative that seeks to cut greenhouse gas emissions until they are as close as possible to zero emissions.
OCI	Other Comprehensive Income
OE (Original Exposure)
Gross amount that the entity may lose in the event that the counterparty cannot meet its contractual payment obligations, regardless of the effect of guarantees or credit improvements or credit risk mitigation operations.

OJEU	Official Journal of European Union
OpEx (Operational Expenditures)	Expenses incurred by the entity to carry out its main operational functions.
OR (Operational Risk)
BBVA defines operational risk (OR) as risk that may cause losses as a result of human error;
inadequate or defective internal processes; inadequate conduct towards customers, in the markets or against the company; failures, interruptions or deficiencies in systems or communications; theft, loss or misuse of information, as well as deterioration of its quality; internal or external fraud including, in all cases, fraud resulting from cyber-attacks; theft or physical damage to assets or persons; legal risks; risks resulting from workforce and occupational health management; and
inadequate service provided by suppliers.

O-SII	Other Systemically Important Institutions
OTC (Over the counter)	Secondary market where derivatives are traded.
PACTA (Paris Agreement Capital Transition Assessment)	Methodology that allows analyzing the alignment of the entity's different portfolios with the different climate scenarios.

p.442

Pillar 3 | 2025	> Annexes

ACRONYM	DESCRIPTION
PCAF (Partnership for Carbon Accounting Financials)
Global partnership of financial institutions that work together to develop and implement a harmonized approach to assess and disclose the greenhouse gas (GHG) emissions associated with their loans and investments

PD (Probability of Default)	Probability of non-payment by a counterparty over a period of one year
PFE	Potential Future Exposure
Phased-in	Reference to the transitional implementation of Basel III provisions
PIT (Point-In-Time)	Approach for calculating provisions under which PD and LGD parameters must be adapted at each moment in time
PNIEC (Integrated National Energy and Climate Plan)	National strategy that defines objectives and measures regarding energy, efficiency and climate. It sets the roadmap for the energy transition and compliance with international commitments.
PSI	Population Stability Index
PVA	Prudent Valuation Adjustmens
P&L	Profit and Loss
P2G	Pillar 2 Capital Guidance
P2R	Pillar 2 Capital Requirement
RAF (Risk Apetite Framework)/Marco Apetito de Riesgo	Framework that defines acceptable risk levels and limits that guide decision-making.
RC (Replacement cost)
Risk arising from the possibility that one of the parties to the financial instrument contract fails to fulfill its contractual obligations due to insolvency or inability to pay and causes a financial loss to the other party.

RIC	Risk Internal Control unit
RTS	Regulatory Technical Standars
RW (Risk Weight)	Degree of risk applied to exposures (%)
RWA (Risk-Weighted Assets)	Risk exposure of the entity weighted by a percentage derived from the applicable standard (standardised approach) or internal models
SASG (Sustainability Aligment Steering Group)	BBVA internal group in charge of approving the proposed decarbonization objectives, evaluating the degree of compliance and supervising the plans to achieve them.
SBTN (Science Based Target Network)	An initiative that sets science-based goals to preserve nature and reduce environmental impacts.
SDA (Single Development Agenda)	BBVA Group's internal tool to make the most of existing capabilities within the organization and ensure proper alignment between strategy and execution
SDG (Sustainability Development Goals)	Also known as the Global Goals, they are 17 goals adopted by the United Nations that are intended to be achieved by 2030.
SFDR (Sustainable Finance Disclosure Regulation)	EU Regulation 2019/2088 on sustainability disclosures in the financial services sector.
SFTs	Securities financing transactions
Social Bond Principles
The SBP are voluntary process guidelines that recommend transparency and disclosure and promote integrity in the development of the Social Bond market by clarifying the approach for issuance of a Social Bond.

Social Loan Principles
The SLP aim to create a high-level framework of market standards and guidelines, providing a consistent methodology for use across the social loan market, whilst allowing the loan product to retain its flexibility and preserving the integrity of the social loan market while it develops.

SRB (Single Resolution Board)	Central resolution authority within the Banking Union
SREP (Supervisory Review and Evaluation Process)	Supervisory Review and Evaluation Process
SSM (Single Supervisory Mechanism)	The single supervisory mechanism (SSM) is the first pillar of the banking union
SSP (Shared Socioeconomic Pathways)	Both narrative and numerical scenarios that show how global population, economy, technology, and politics could develop.
Structural Risk
This risk is divided into Structural Interest-Rate Risk (movements in market interest rates that cause changes in an entity’s net interest income and book value) and Structural Exchange-Rate Risk
(exposure to variations in exchange rates originating in the Group’s foreign companies and in the provision of funds to foreign branches financed in a different currency from that of the investment)

STS	Simple Transparent and Standardised. Property of the securitisations
Sustainability Linked Bond Plinciples
The Sustainability-Linked Bond Principles provide guidelines that recommend structuring features, disclosure and reporting. They are intended for use by market participants and are designed to drive the provision of information needed to increase capital allocation to such financial products.

Sustainability Linked Loan Principles	The Sustainability-Linked Loan Principles (SLLP) aim to promote the development of the SLL product by providing a recommended framework to articulate the fundamental characteristics of SLLs.

p.443

Pillar 3 | 2025	> Annexes

ACRONYM	DESCRIPTION
Synthetic Securitisation
A type of operation where the loan portfolio is not typically transferred to a fund; on the contrary, the credit remains in the balance sheet of the corresponding entity, but this transfers the default risk to a third party. The objective of this type of instrument is the transmission of balance risk and capital release. Normally, the assignment of risk is usually made through a derivative (CDS) or through a financial guarantee

TCFD (Taskforce on Climate-related Financial Disclosure)	Working group established by the Financial Stability Board against climate change
TIER I (Tier One Capital)	Capital built by instruments that are able to absorb losses when the entity is in operation. It consists of CET1 and AT1
TIER II (Tier Two Capital)	Supplementary capital consisting of instruments, mainly subordinated debt, revaluation reserves and hybrid instruments, which will absorb losses when the entity is not viable
TLAC (Total Loss Absorbing Capacity)
Total loss absorption capacity: Regulatory framework approved by the FSB with the aim of ensuring that global systemically important entities (G-SIB) maintain a minimum level of eligible instruments and liabilities to ensure that in resolution procedures, and immediately thereafter, the essential functions of the entity can be maintained without jeopardizing taxpayers' money or financial stability

TLTRO (Targeted Longer-Term Refinancing Operations)	Longer-term refinancing operations with specific purpose
TNFD (Task Force on Nature-related Financial Disclosure)
Global, market-led, science-based, government-backed initiative issuing recommendations that provide organizations with a disclosure and risk management framework to address nature-related impacts, risks and opportunities.

Traditional Securitisation
Operation through which an entity is capable of transforming a series of heterogeneous and illiquid financial assets into liquid homogeneous instruments (usually guarantees or bonds) and marketable securities, managing to transfer the risk of the assets in most cases while liquidity is preserved

TRi (Transition Risk Indicator)	BBVA internal indicator associated with customer transition risk.
Turnover	Value of the entity's business volume in a certain period of time.
UNEP-FI (Responsible Banking Principles promoted by United Nations Environment – Finance Initiative)	Responsible Banking Principles promoted by United Nations Environment – Finance Initiative
UNEP PRI (Principles for Responsible Investment of United Nations)	Principles for Responsible Investment of United Nations
UNEP_WCMC (United Nations Environment Programme World Conservation Monitoring Centre)	United Nations Environment Programme World Conservation Monitoring Centre
VaR (Value at Risk)
A risk measurement model that provides a prediction of the maximum loss that the entity's trading portfolios might experience as a result of market price variations over a given time horizon and for a specific confidence interval

WEPs (Women´s Empowerment Principles)	Principles established by UN Women and UN Global Compact that provide businesses with a framework for promoting gender equality and empowering women in the workplace, marketplace, and community.

p.444

Pillar 3 | 2025	> Legal disclaimer
Legal disclaimer
This document is provided for informative purposes only and is not intended to provide financial advice and, therefore, does not constitute, nor should it be interpreted as, an offer to sell, exchange or acquire, or an invitation for offers to acquire securities issued by any of the aforementioned companies, or to contract any financial product. Any decision to purchase or invest in securities or contract any financial product must be made solely and exclusively on the basis of the information made available to such effects by the relevant company in relation to each such specific matter. The information contained in this document is subject to and should be read in conjunction with all other publicly available information of the issuer.
This document contains forward-looking statements that constitute or may constitute “forward-looking statements” (within the meaning of the
“safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995) with respect to intentions, objectives, expectations or estimates as of the date hereof, including those relating to future targets of both a financial and non-financial nature (such as environmental, social or governance (“ESG”) performance targets).
Forward-looking statements may be identified by the fact that they do not refer to historical or current facts and include words such as “believe”,
“expect”, “estimate”, “project”, “anticipate”, “duty”, “intend”, “likelihood”, “risk”, “VaR”, “purpose”, “commitment”, “goal”, “target” and similar expressions or variations of those expressions. They include, for example, statements regarding future growth rates or the achievement of future targets, including those relating to ESG performance.
The information contained in this document reflects our current expectations, estimates and targets, which are based on various assumptions, judgments and projections, including non-financial considerations such as those related to sustainability, which may differ from and not be comparable to those used by other companies. Forward-looking statements are not guarantees of future results, and actual results may differ materially from those anticipated in the forward-looking statements as a result of certain risks, uncertainties and other factors. These factors include, but are not limited to, (1) market conditions, macroeconomic factors, domestic and international stock market conditions, exchange rates, inflation and interest rates; (2) regulatory, oversight, political, governmental, social and demographic factors; (3) changes in the financial condition, creditworthiness or solvency of our clients, debtors or counterparties, such as changes in default rates, as well as changes in consumer spending, savings and investment behavior, and changes in our credit ratings; (4) competitive pressures and actions we take in response thereto; (5)
performance of our IT, operations and control systems and our ability to adapt to technological changes; (6) climate change and the occurrence of natural or man-made disasters, such as an outbreak or escalation of hostilities; (7) our ability to appropriately address any ESG expectations or obligations (related to our business, management, corporate governance, disclosure or otherwise), and the cost thereof; and (8) our ability to successfully complete and integrate acquisitions. In the particular case of certain targets related to our ESG performance, such as, decarbonization targets or alignment of our portfolios, the achievement and progress towards such targets will depend to a large extent on the actions of third parties, such as clients, governments and other stakeholders, and may therefore be materially affected by such actions, or lack thereof, as well as by other exogenous factors that do not depend on BBVA (including, but not limited to, new technological developments, regulatory developments, military conflicts, the evolution of climate and energy crises, etc.). Therefore, these targets may be subject to future revisions.
The factors mentioned in the preceding paragraphs could cause actual future results to differ substantially from those set forth in the forecasts, intentions, objectives, targets or other forward-looking statements included in this document or in other past or future documents. Accordingly, results, including those related to ESG performance targets, among others, may differ materially from the statements contained in the forward-
looking statements.
Recipients of this document are cautioned not to place undue reliance on such forward-looking statements.
Past performance or growth rates are not indicative of future performance, results or share price (including earnings per share). Nothing in this document should be construed as a forecast of results or future earnings.
BBVA does not intend, and undertakes no obligation, to update or revise the contents of this or any other document if there are any changes in the information contained therein, or including the forward-looking statements contained in any such document, as a result of events or circumstances after the date of such document or otherwise except as required by applicable law.
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: March 20, 2026	By:	/s/ MªÁngeles Peláez Morón
	Name:	MªÁngeles Peláez Morón
	Title:	Head of Accounting & Regulatory Reporting